Form 20-F
REE Automotive Ltd.
filed 2021-07-28
CIK 1843588

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 22, 2021

Commission File Number: 001-40649

REE Automotive Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

18 Shenkar Street
Herzliya, Israel

(Address of principal executive offices)

Copy to:

Daniel Barel

Chief Executive Officer

18 Shenkar Street
Herzliya, Israel

+972 0778995193

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, without par value	REE	The NASDAQ Stock Market LLC
Warrants to purchase Class A ordinary shares	REEAW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On July 23, 2021, the issuer had 229,926,232 Class A ordinary shares, without par value, and 83,417,110 Class B ordinary shares, without par value, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issue by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

i

EXPLANATORY NOTE

On July 22, 2021 (the “Closing Date”), REE Automotive Ltd., a company organized under the laws of the State of Israel (“REE”), consummated the previously announced business combination pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, 10X Capital Venture Acquisition Corp., a Delaware Corporation (“10X Capital”), and Spark Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of REE (“Merger Sub”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement (collectively, the “Business Combination”):

●	Each preferred share, par value NIS 0.01 each, of REE (each, a “REE Preferred Share”) converted into Class A ordinary shares, without par value, of REE (“Class A Ordinary Shares”), in accordance with REE’s organizational documents and (ii) immediately following such conversion but prior to the Effective Time, REE effected a stock split of all of its outstanding Class A Ordinary Share into an aggregate of 188,722,998 Class A Ordinary Shares, calculated in accordance with the terms of the Merger Agreement such that each Class A Ordinary Share had a value of $10.00 per share after giving effect to such stock split (together with the conversion of REE Preferred Shares, the “Capital Restructuring”).

●	Each outstanding share of Class B common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class B Common Stock”) converted into shares of Class A common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class A Common Stock”) and, immediately thereafter, each outstanding share of 10X Capital Class A Common Stock converted into the right to receive one newly issued Class A Ordinary Share. A total of 12,703,234 Class A Ordinary Shares were issued to holders of 10X Capital Class A Common Stock. Pursuant to that certain SPAC Letter Agreement entered into concurrently with the Merger Agreement (the “Letter Agreement”), by and among 10X Capital, its executive officers and directors, 10X Capital SPAC Sponsor I LLC (the “Sponsor”) and REE, up to 1,500,000 of the Class A Ordinary Shares held by the Sponsor were subject to forfeiture without consideration if the trading prices of Class A Ordinary Shares specified in the Letter Agreement were not achieved following the Merger. On the second business day following the Merger, all 1,500,000 Class A Ordinary Shares were forfeited pursuant to the terms of the Letter Agreement, resulting in 11,203,234 Class A Ordinary Shares held by the holders of 10X Capital Class A Common Stock.

●	Each of 10X Capital’s outstanding warrants to purchase one share of 10X Capital Class A Common Stock (the “10X Capital Warrants”) were converted into the right to receive an equal number of warrants to purchase one Class A Ordinary Share (the “Warrants”), subject to downward adjustment to the next whole number in case of fractions of Warrants. A total of 15,562,500 Warrants to purchase one Class A Ordinary Share were issued to holders of 10X Capital Warrants.

●	REE’s ordinary shares are divided into two classes. The Class A Ordinary Shares have one vote per share. The Class B ordinary shares, without par value (the “Class B Ordinary Shares”), each have 10 votes per share. An aggregate of 83,417,110 Class B Ordinary Shares were issued to the founders of REE representing approximately 39% of the voting power to each of them immediately following the Business Combination.

On February 3, 2021, concurrently with the execution of the Merger Agreement, REE and 10X Capital entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 30,000,000 shares of 10X Capital Class A Common Stock at $10.00 per share for gross proceeds of approximately $300 million (the “PIPE Financing”) on the Closing Date, which were converted into 30,000,000 Class A Ordinary Shares upon the consummation of the Business Combination. The PIPE Financing closed immediately prior to the Business Combination.

Following the closing of the PIPE Financing, and after giving effect to redemptions of shares by shareholders of 10X Capital and payment of transaction expenses, the transactions described above generated approximately $285 million for REE (resulting in total cash on hand of over $300 million).

The Class A Ordinary Shares and the Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “REE” and “REEAW”, respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “REE” or the “Company” refer to REE Automotive Ltd., a company organized under the laws of the State of Israel, and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements in this Report and in any document incorporated by reference in this Report may include, but are not limited to, statements about:

●	REE’s projection of revenue and other operating results;

●	REE’s expectation that REE’s smaller footprint and lower center of gravity will also allow for taller body designs yielding more volumetric efficiency and lower step-in height;

●	REE’s expectations for the timing of opening its first integration center and adding additional integration centers in key locations for projected total global annual capacity of up to 600,000 platforms;

●	REE’s belief that the growth trends of MaaS will have a strong positive effect on cost and will be a continuing driver of MaaS adoption;

●	REE’s belief that an EV that can offer maximum space on a small footprint would be well positioned to meet the demand for more passenger space in combination with maneuverability in urban driving;

●	REE’s belief that REEplatforms will be the industry’s flattest and most modular array of EV products, and that this is expected to result in an improved route efficiency, via more space for passengers, cargo and batteries, a smaller overall footprint, a lower TCO via reduced maintenance costs and downtime and high design flexibility;

●	REE’s belief that REE’s technology will be ideal for mission-specific EVs in all shapes and sizes, ranging from as small as short-range delivery vehicles or autonomous passenger vehicles at one end of the spectrum, up to as large as a large walk-in/mid-duty delivery truck or a mid-size shuttle bus at the other end, which differentiates it from other EV players who often have to substantially redesign and reengineer the vehicle in order to meet market demand;

●	REE’s belief that the scalable and modular design of REE products will allow for maximum market coverage and is intended to enable OEM’s to enter into new segments and services while reducing in-house development and design costs;

●	REE’s belief that the ability to continually upgrade as necessary, paired with REE’s plan for preventative maintenance, quick REEcorner swap and over the air software upgrades will reduce fleet maintenance costs as well as simplify spare-parts inventory management;

●	REE’s belief that its approach, which is aimed at providing a dimensionally, power and driver agnostic and modular platform, differentiates it from other EV players, who often have to substantially redesign and reengineer the vehicle in order to meet market demand;

●	REE’s belief that through its modular and adaptable product, REE will be able to facilitate bringing multiple vehicles to market faster and at a lower cost than traditional automotive industry players;

●	REE’s expectation that by basing the platform on one interchangeable part, the REEcorner, REE will reduce expense in R&D, testing and manufacturing, thereby enabling it to develop and scale future products at a significantly lower overall cost, and to respond more effectively to increasing mass market demand for commercial EV solutions;

●	REE’s belief that platforms utilizing REEcorners will present significant functional and operational advantages over conventional EV “skateboards” currently available in the market and will enable superior vehicle specifications for cargo volume/length, payload and battery capacity;

●	REE’s belief that EVs built on its products will have lower TCO than those of its EV competitors;

●	REE’s plan to work with strategic partners to provide predictive maintenance scheduling through smart service and maintenance AI in combination with over-the-air updates which seeks to ensure maintenance is not performed on a standard schedule, but rather before a part will fail;

●	REE’s anticipation that EVs built on REEplatforms will have 49% to 59% lower TCO than a comparable vehicle with an internal combustion engine, and 8%-19% lower TCO than comparable electric commercial vehicles;

●	REE’s belief that fleet operators will be drawn to the lower total cost of ownership and high uptime of EVs, and that fleet operators will be drawn to the customizable design of the REE products;

●	REE’s expectation to complete product validation in 2022, and its anticipation that new vehicle models can be developed and produced in as little as 18 to 24 months;

●	REE’s intention that REEcorners will utilize X-By-Wire Control for independent steering, braking and drive control for a single wheel;

●	REE’s belief that its business model is and will continue to be highly differentiated because REE products can be marketed and sold as individual products or as “Powered by REE” in a full vehicle solution;

●	REE’s belief that the primary competitive factors in the EV market will revolve around but not be limited to technological innovation, product quality, reliability, safety features, market adoption, service options, product performance, design and styling, product price, and manufacturing efficiency;

●	REE’s expectation that it will be able to develop one or more of its existing commercial agreements (which are currently generally non-binding and subject to cancellation or require the achievement of development milestones as a precursor to entering into a further definitive agreement) into definitive agreements;

●	REE’s plan to manufacture via a secured and global network of Tier 1 partners with point-of-sale assembly and to assemble components at its future integration centers, thus reducing CapEx requirements, and its belief that such plans will enable it to remain a comparatively asset-light enterprise which will further help to increase its operating margin and overall return on investment;

●	REE’s intention for the REEplatform to fully comply with all applicable U.S. federal motor vehicle safety standards (“FMVSSs”) without the need for any exemptions, and its expectation that future REE products will either fully comply or comply with limited exemptions related to new technologies;

●	REE’s plan to, prior to launch, complete all applicable transportation tests for its battery modules, demonstrating their compliance with applicable regulations; and

●	REE’s belief that its cash on hand following the consummation of the Business Combination will be sufficient to meet its working capital and capital expenditure requirements for a period from the date of the Proxy Statement/Prospectus until it commences production of the REE products as currently contemplated.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), part of the Registration Statement on Form F-4 of the Company (File No. 333-254070) (the “Registration Statement”), which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of REE Following the Merger” and is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is 18 Shenkar Street, Herzliya, Israel.

B. Advisers

White & Case LLP, 1221 Avenue of the Americas, New York, New York 10020, United States, has acted as U.S. securities counsel for the Company and will continue to act as U.S. securities counsel to the Company following the completion of the Business Combination.

Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv 6789141, Israel, has acted as counsel for the Company with respect to Israeli law and will continue to act as counsel for the Company with respect to Israeli law following the completion of the Business Combination.

Zemah Schneider & Partners, 18 Raul Wallenberg St. Building D, 3rd Floor, Tel Aviv 6971915, Israel, has acted as counsel for the Company with respect to Israeli law and will continue to act as counsel for the Company with respect to Israeli law following the completion of the Business Combination.

C. Auditors

For the years ended December 31, 2020 and 2019, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has acted as the accounting firm for the Company.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected financial information regarding REE is included in the Proxy Statement/Prospectus under the section titled “Selected Historical Financial Data of REE” and is incorporated herein by reference.

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2020, after giving effect to the Business Combination and the PIPE Financing:

As of December 31, 2020
Pro Forma Combined	($) in millions
Cash and cash equivalents	$330.8
Total indebtedness	—
Additional paid-in capital	808.6
Accumulated deficit	(507.3)
Total equity	301.3
Total capitalization	$301.3

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of REE are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

See “Explanatory Note” in this Report for additional information regarding the Company and the Merger Agreement. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “REE’s Business” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Merger Agreement”, which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Class A Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://ree.auto. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Information regarding the business of REE is included in the Proxy Statement/Prospectus under the sections titled “REE’s Business” and “REE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

The Company was incorporated on January 16, 2011 under Israeli Law and has subsidiaries in the UK, Germany and the U.S., which are listed below:

Name	Country of Incorporation and Place of Business	Proportion of Ordinary Shares Held by Genius
REE Automotive USA Inc.	United States	100%
REE Automotive UK Limited	Great Britain	100%
REE Automotive GmbH	Germany	100%

D. Property, Plants and Equipment

Information regarding the facilities of REE is included in the Proxy Statement/Prospectus under the sections titled “REE’s Business — Facilities” and “REE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of REE is included in the Proxy Statement/Prospectus under the section titled “REE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of REE Following the Merger” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of the Company, including a summary of the REE Automotive Ltd. 2021 Share Incentive Plan, REE Automotive Employee Stock Purchase Plan and REE Automotive Compensation Policy, each of which were approved by the shareholders of the Company prior to the completion of the Business Combination, is included in the Proxy Statement/Prospectus under the section titled “Management of REE Following the Merger” and is incorporated herein by reference.

Indemnification

The Company has entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Management of REE Following the Merger — Approval of Related Party Transactions under Israeli Law — Exculpation, Insurance and Indemnification of Office Holders” and is incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of REE Following the Merger” and is incorporated herein by reference.

D. Employees

Information regarding the employees of REE is included in the Proxy Statement/Prospectus under the section titled “REE’s Business — Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of the Closing Date by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of ordinary shares beneficially owned is computed on the basis of 229,926,232 Class A Ordinary Shares and 83,417,110 Class B Ordinary Shares outstanding on the Closing Date, after giving effect to the Business Combination and the PIPE Financing. Outstanding Warrants to purchase 15,562,500 Class A Ordinary Shares will not become exercisable until November 24, 2021.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. To our knowledge, no ordinary shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
The Phoenix Excellence Pension and Provident Fund Ltd.(1)	26,615,637	11.6%	-	-	2.5%
Gil Agmon	17,170,420	7.5%	-	-	1.6%
Ziv Aviram	16,574,420	7.2%	-	-	1.6%
Rad Biomed & Rad Data Communications Ltd. (2)	14,745,810	6.4%	-	-	1.4%
Clal Insurance (3)	11,694,019	5.1%	-	-	1.1%
Name and Address of Beneficial Owners Executive Officers and Directors
Daniel Barel	40,799,054	15.1%	41,708,555	50%	43.0%
Ahishay Sardes	40,631,510	15.0%	41,708,555	50%	43.0%
Hai Aviv	1,184,887	*	-	-	*
Michael-John Chariton	66,754	*	-	-	*
Keren Shemesh	489,388	*	-	-	*
Angelique Strong Marks	-	-	-	-	*
Arik Shteinberg	7,082,655	3.0%	-	-	*
Hari Nair	1,869,117	*	-	-	*
Ari Raved	11,623,729	5.0%	-	-	1.1%
Hans Thomas (4)	6,431,250	2.8%	-	-	*
All Executive Officers and Directors as a Group	103,747,093	32.5%	83,417,110	100%	88.1%

*	Less than 1%.

(1)	The Phoenix Excellence Pension and Provident Funds Ltd. is an indirect, wholly-owned subsidiary of The Phoenix Holdings Ltd. (the “Phoenix Group”). Subsidiaries of the Phoenix Group manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each subsidiary of the Phoenix Group operates under independent management and makes its own independent voting and investment decisions and, therefore, no natural person or persons has sole or shared voting power or dispositive power for all of the securities beneficially owned by such subsidiary (for the avoidance of doubt, the investment decisions, including voting at the general assemblies of corporations, are made by common committees). Haggai Schreiber is the Chief Investment Officer of The Phoenix Excellence Pension and Provident Fund Ltd. The address of The Phoenix Excellence Pension and Provident Fund Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(2)	RAD Biomed is controlled by Yehuda Zisapel and Nava Zisapel who share voting and dispositive power over the shares held by it. The address of these persons is 27 Habarzel Street, Tel Aviv, Israel.

(3)	The Class A Ordinary Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. (“Clal”). Includes Clal Insurance Company Ltd. (for Profit Participating Policies) and Clal Pension and Provident Funds Ltd, a wholly-owned subsidiary of Clal Insurance Company Ltd, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. In addition, Clal Insurance Company Ltd. holds shares for its Nostro, which makes independent voting and investment decisions. The address of Clal is 36 Raul Wallenberg Rd., Tel Aviv, Israel.

(4)	Reflects the forfeiture 1,500,000 Class A Ordinary Shares pursuant to the terms of the Letter Agreement. 10X Capital SPAC Sponsor I LLC is the record holder of the shares reported herein. Mr. Thomas has voting and investment discretion with respect to the Class A Ordinary Shares held of record by 10X Capital SPAC Sponsor I LLC.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Zemah Schneider Holdings (an affiliated entity of the Zemah Schneider & Partners, Israeli legal counsel to the Company) holds: (1) 160,210 Class A Ordinary Shares; and (2) options to purchase 267,017 Class A Ordinary Shares.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal Proceedings

From time to time, REE may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business, including claims related to intellectual property matters. REE is not currently a party to any legal proceedings, the outcome of which, if determined adversely to REE, would individually or in the aggregate have a material adverse effect on its business or financial condition.

B. Significant Changes

A discussion of significant changes since December 31, 2020 and March 31, 2021, respectively, is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Class A Ordinary Shares and Warrants

The Class A Ordinary Shares and Warrants are listed on Nasdaq under the symbols REE and REEAW, respectively. Holders of Class A Ordinary Shares and Warrants should obtain current market quotations for their securities. There can be no assurance that the Class A Ordinary Shares and/or Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Class A Ordinary Shares and/or Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 round lot holders of Class A Ordinary Shares and 100 round lot holders of Warrants. A delisting of the Class A Ordinary Shares will likely affect the liquidity of the Class A Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the Class A Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “Agreements Entered into in Connection with the Merger Agreement” and is incorporated herein by reference.

Warrants

Upon the completion of the Business Combination, there were 15,562,500 Warrants outstanding. The Warrants, which entitle the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The Class A Ordinary Shares and Warrants are listed on Nasdaq under the symbols REE and REEAW, respectively. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Class A Ordinary Shares and/or Warrants could be delisted from Nasdaq. In particular, Nasdaq requires us to have at least 300 round lot holders of Class A Ordinary Shares and 100 round lot holders of Warrants. A delisting of the Class A Ordinary Shares will likely affect the liquidity of the Class A Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue 1,000,000,000 Class A Ordinary Shares and 83,432,817 Class B Ordinary Shares, each without par value.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of REE Ordinary Shares” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of the Company is included in the Proxy Statement/Prospectus under the section titled “Description of REE Ordinary Shares” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

There are currently no Israeli currency control restrictions on remittances of dividends on Class A Ordinary Shares, proceeds from the sale of the Class A Ordinary Shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that at the time are, or have been, in a state of war with Israel.

E. Taxation

Information regarding certain tax consequences of owning and disposing of Class A Ordinary Shares and Warrants is included in the Proxy Statement/Prospectus under the section titled “Certain Material U.S. Federal Income Tax Considerations” and “Certain Material Israeli Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

REE has not paid any dividends to its shareholders. Following the completion of the Business Combination, REE’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that REE will retain its earnings for use in business operations and, accordingly, it is not anticipated that REE’s board of directors will declare dividends in the foreseeable future.

G. Statement by Experts

The financial statements for 10X Capital Venture Acquisition Corp as of December 31, 2020, and for the period from August 10, 2020 (inception) through December 31, 2020, incorporated by reference herein have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements of REE Automotive Ltd. as of December 31, 2020 and December 31, 2019, and for the years ended December 31, 2020 and 2019, incorporated by reference herein, have been so incorporated in reliance on the report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://ree.auto/. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.

I. Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “REE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of REE Automotive Ltd. are incorporated by reference to pages F-2 to F-29 of the Proxy Statement/Prospectus, filed with the SEC on July 1, 2021.

The unaudited pro forma condensed combined financial statements of REE Automotive Ltd. and 10X Capital Venture Acquisition Corp. are attached as Exhibit 15.1 to this Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1	Form of Amended and Restated Articles of REE Automotive Ltd., incorporated by reference to Exhibit 3.2 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

2.1	Specimen Class A Ordinary Share Certificate of REE Automotive Ltd., incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

2.2	Form of Assignment, Assumption and Amendment Agreement, by and among REE Automotive Ltd, 10X Capital Venture Acquisition Corp and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021..

2.3	Specimen Warrant Certificate of REE Automotive Ltd., incorporated by reference to Exhibit 4.6 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

4.1	Agreement and Plan of Merger, dated as of February 3, 2021, by and among REE Automotive Ltd., Spark Merger Sub, Inc., and 10X Capital Venture Acquisition Corp, incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

4.2	Form of Letter Agreement, incorporated by reference to Exhibit 4.9 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

4.3	Investor Rights Agreement, dated as of February 3, 2021, by and among REE Automotive Ltd and certain shareholders of REE Automotive Ltd., incorporated by reference to Exhibit 4.10 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

4.4	Form of Subscription Agreement by and between Subscriber and REE Automotive Ltd., incorporated by reference to Exhibit 10.4 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

4.5*	2021 REE Automotive Ltd. Share Incentive Plan.

4.6*	2021 REE Automotive Ltd. Employee Stock Purchase Plan.

4.7	Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

4.8	Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 10.8 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

8.1*	List of subsidiaries of REE Automotive Ltd.

15.1*	Unaudited Pro Forma Condensed Combined Financial Statements of REE Automotive Ltd. and 10X Capital Venture Acquisition Corp.

15.2*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for REE Automotive Ltd.

15.3*	Consent of WithumSmith+Brown, PC, independent registered accounting firm for 10X Capital Venture Acquisition Corp.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

REE Automotive Ltd.

July 28, 2021	By:	/s/ Daniel Barel
Name: Daniel Barel
Title: Chief Executive Officer