Form 20-F
period 2022-12-31
REE Automotive Ltd.
filed 2023-03-28
CIK 1843588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

As of December 31, 2022, the registrant had 244,060,434 Class A ordinary shares, without par value, outstanding and 83,417,110 Class B ordinary shares, without par value, outstanding.
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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging growth company	☒
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

Indicate by check mark whether the registrant has filed a report on an attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15U.S.C. 7762(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
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
Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20-F for the year ended December 31, 2022, or this Annual Report, the terms “REE,” “we,” “us,” “our” and “the company” refer to REE Automotive Ltd. and its subsidiaries.

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

"Companies Law” means Israeli Companies Law, 5759-1999, as amended.

“Effective Time” means the effective time of the Merger pursuant to the Merger Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Founders” means Daniel Barel and Ahishay Sardes, the founders of REE.

“Israeli Securities Law” means the Israeli Securities Law, 5728-1968, as amended.

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

“NIS” means New Israeli Shekels.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and the documents incorporated by reference herein include certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “will”, “might,” “plan,” “possible,” “potential,” “predict,” “project,” “estimate”, “seek,” “should,” “would”, “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this Annual Report may include , among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition

These forward-looking statements are based on information available as of the date of this Annual Report and current expectations, forecasts and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve unknown number of risks, uncertainties, judgments and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this Annual Report speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

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
•REE’s reliance on its UK Engineering Center of Excellence, or the UK Engineering Center, for the design, validation, verification, testing and homologation of its products;
•REE’s limited operating history;

•risks associated with building out of REE’s supply chain;
•risks associated with plans for REE’s initial commercial production;
•REE’s dependence on suppliers, some of which are or will be single or limited source;
•development of the market for commercial EVs;

•risks associated with data security breach, failure of information security systems and privacy concerns;

•risks related to lack of compliance with Nasdaq’s minimum bid price requirement;

•future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline;

•potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists;
•intense competition in the e-mobility space, including with competitors who have significantly more resources;
•risks related to the fact that REE is incorporated in Israel and governed by Israeli law;
• REE’s ability to make continued investments in its platform;
•the impact of the COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty;
•the global economic environment;
•general market, political and economic conditions in the countries in which we operate;

•fluctuations in interest rates and foreign exchange rates;
•the need to attract, train and retain highly-skilled technical workforce;
•changes in laws and regulations that impact REE;
•REE’s ability to enforce, protect and maintain intellectual property rights and to defend itself from claims that it infringed on third party intellectual property rights;
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

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This Annual Report contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Oﬀer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
B. Capitalization and indebtedness
Not applicable.
C. Reasons for the oﬀer and use of proceeds
Not applicable.
D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize, our business, results of operations or financial condition could suffer, and the price of our Ordinary Shares could decline substantially.

Summary Risk Factors

Investing in our Class A Ordinary Shares involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky, include, among others:

•REE’s limited operating history may make evaluation of its business and future prospects difficult, increasing the risk of investment in REE.

•Projecting REE’s operational or financial performance relies in large part upon assumptions and analyses that are inherently uncertain and subject to risk, and that if proven incorrect could result in significantly lower actual results.

•REE may not succeed in controlling the costs associated with its operations.

•If the market for commercial EVs does not develop as REE expects or develops slower than REE expects, its business prospects, financial condition, and operating results may be adversely affected.

•Adverse conditions in the automotive industry could have adverse effects on REE’s results of operations.

•REE’s business model has not been proven and any failure to obtain significant orders for its products would have an adverse effect on its operating results, business, or reputation, resulting in substantial liabilities that may exceed its resources.

•REE’s marketing and sales model may fail to achieve market success or acceptance, which may cause REE not to achieve profitability.

•REE’s agreements with potential customers, suppliers, dealers and strategic partners are preliminary in nature.

•Our ability to make additional sales following sales of test vehicles to customers depends in part on our ability to prove that REE’s products are to the full satisfaction of such customers and to establish and maintain confidence in REE’s business prospects among such customers and others within its industry.

•REE may not succeed in establishing, maintaining and strengthening the “Powered by REETM” brand.

•REE is subject to risks associated with strategic alliances.

•REE operates in a highly competitive market and may not be able to compete successfully in the market as a result of rapid changes in EV technology and the entrance of new and existing, larger manufacturers into the EV space.

•REE is subject to risks associated with the anticipated timing of REE’s initial commercial production and subsequent increased commercial production.

•REE’s development of an outsourced manufacturing business model may not be successful.

•REE is reliant on its UK Engineering Center and REE’s Integration Center at Coventry, UK for the design, validation, verification, testing and homologation of its products.

•REE will depend on its suppliers and the inability of such suppliers to deliver the components of REE’s products in a timely manner or at all and at prices and volumes acceptable to it could have a material adverse effect on its business, prospects and operating results.

•REE’s business could be harmed by increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells.

•REE targets customers, some which are large corporations with substantial negotiating power, exacting product, quality and warranty standards and potentially competitive internal solutions.

•Discontinuation, lack of commercial success, or loss of business with respect to a particular product model for which REE is a significant supplier could reduce REE’s sales and adversely affect its profitability.

•Pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or losses, which may adversely affect REE’s business.

•REE may become subject to product liability claims.

•REE does not currently have extensive experience servicing its products.

•REE may be subject to risks associated with autonomous driving and EV technology.

•REE is dependent on its founders Daniel Barel and Ahishay Sardes.

•REE’s success depends, in part, on its ability to attract and recruit key employees and hire qualified employees and management.

•Financial results may vary significantly from period to period due to fluctuations in REE’s operating costs and other factors, which may or may not be foreseeable.

•REE will need to improve its operational and financial systems to support its expected growth.

•REE expects that it will need to raise additional funds.

•REE’s financial and operational projections rely in part on existing and future regulations and incentive programs supporting EV adoption.

•REE may encounter obstacles outside of its control that slow the adoption of EVs in the market, including but not limited to regulatory requirements or infrastructure limitations.

•REE is subject to various environmental laws and regulations that could impose substantial costs on its business and cause delays in building its manufacturing facilities.

•REE may become involved in legal and regulatory proceedings and commercial or contractual disputes.

•REE’s management has limited experience operating a public company, and thus its success in such endeavors cannot be guaranteed.

•If REE is unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of the Class A Ordinary Shares.

•REE is subject to cybersecurity risks to its various systems and software and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent REE from effectively operating its business, or may cause harm to its business that may or may not be reparable

•REE may incur significant costs and expenses in connection with the protection and enforcement of its intellectual property rights, including but not limited to litigation costs.

•Lawsuits alleging infringement or misappropriation of intellectual property rights of third parties could be both costly and time consuming and could prevent REE from developing or commercializing its future products.

•The dual class structure of our ordinary shares has the effect of concentrating voting power.

•Political, economic and military conditions in Israel could adversely affect REE’s business.

Risks Related to REE’s Business

REE’s limited operating history may make evaluation of its business and future prospects difficult, increasing the risk of investment in REE.

REE faces risks and challenges as an early stage company with a limited operating history. REE has a limited operating history in the automotive industry on which investors can base an evaluation of its business, operating results and prospects. Since REE is in the early stages of commercializing its automotive products, it is difficult to predict REE’s future revenues and expenses, and REE has limited insight into trends that may emerge and affect its business. There can be no assurance that customers and potential customers will purchase REE’s automotive products at any level or at a level that is profitable for REE. Market conditions, many of which are outside of REE’s control and subject to change, including general economic conditions, the availability and terms of financing, the impacts and ongoing uncertainties created by the COVID-19 pandemic, civil discourse throughout the globe, effects and impact of climate change and global warming, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification generally, could impact demand for REE’s products and ultimately REE’s success.

Projecting REE’s operational or financial performance relies in large part upon assumptions and analyses that are inherently uncertain and subject to risk, and, that if proven incorrect could result in significantly lower actual results.

Any forecasts provided by us reflect management’s estimate of future performance when such forecasts are provided and involve risks, assumptions and uncertainties, projected operating expense, including the level of demand for REE’s products, the performance of REE’s products, the projected bill of materials for REE’s products, the projected gross margin achievable upon sale of REE’s products, the development and commercialization of REE’s products, potential market and sector opportunities, the roll out of REE’s future facilities to assemble REE products, or Integration Centers, the production capacity of REE’s UK Integration Center and any future Integration Centers, the selection of REE’s products by customers and by segment, and growth in the various markets REE is targeting. These assumptions represent REE’s best estimates and there can be no assurance that the actual results will be in line with REE’s expectations. In addition, whether actual operating and financial results and business development will be consistent with REE’s expectations and assumptions as reflected in forecasts depends on a number of factors, many of which are outside REE’s control, including, but not limited to:

•the extent to which projections of operating expense and unit sales will reflect the actual operating expense and sale of REE products in the future;
•the extent to which REE can actualize the value proposition of REE products including, but not limited to, cost efficiencies related to its business model with limited capital expenditure requirements and projected total cost of ownership, and the availability of mission-specific vehicles that maximize cabin and storage space on a smaller overall footprint;
•there is no guarantee that REE will be able to successfully outsource manufacturing and utilize future Integration Centers for the assembly of REE products beyond our first Integration Center in Coventry, United Kingdom, or the UK Integration Center;

•the extent to which growth of e-mobility markets and continued shift in consumer preference will conform with projections;
•although REE is focusing on Class 3 through 5 platform models for the P7 EV platform, REE’s ability to validate, verify and test other REE products compatible with the Class 1 through Class 6 platform, which the failure to do so with respect to any class would reduce REE’s projected total addressable market;

•the extent to which REE’s projected bill of materials conform with the actual bill of materials upon start of production, deviation from which could negatively impact the projected total cost of ownership or projected gross margin;
•supply chain disruptions and shortages of raw materials, parts, components and systems used in our production process;

•the projected total cost of ownership is based upon a number of projected factors based on management expectations, the deviation from which could negatively impact the actual total cost of ownership offered to potential customers;
•homologation of full vehicles;
•certification of X-by-Wire technology;
•top-hat partnerships to build full EVs;
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

REE will require significant capital to develop and grow its business, including developing and assembling REE products, building future Integration Centers, maintaining the current UK Integration Center and developing REE’s intellectual property portfolio and brand. REE has incurred, and expects to continue to incur, significant expenses that have and will impact its profitability, including research and development expenses, sales and distribution expenses as REE builds its brand and markets its products, and general and administrative expenses as it scales its operations. REE’s ability to become profitable in the future will not only depend on its ability to successfully market its products, but also to control its costs. If REE is unable to efficiently design, assemble, market, sell and distribute its products, then we may not be able to achieve profitable operations.

During February 2023, we took steps to lower our expenses through a targeted reduction in headcount of approximately 11% of the Company’s workforce. To date, the adjustments that we have made to our headcount have had a limited impact on our overall business plan and we are able to continue our focus on producing mission-specific Class 1 through Class 6 EVs, focusing primarily on Class 3 through 5 platform models on the P7 EV platform. If we are unsuccessful in generating orders for our products or are unable to raise additional capital, we may need to further reduce our expenses.

If the market for commercial EVs does not develop as REE expects or develops slower than REE expects, its business prospects, financial condition, and operating results may be adversely affected.

REE’s growth depends upon the adoption of EVs by original equipment manufacturers, or OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, Mobility-as-a-Service, or MaaS, providers and autonomous drive companies and on REE’s ability to produce, assemble and sell products that meet their needs. The entry of EV products into the commercial EV market is a relatively new development and is characterized by rapidly changing technologies and evolving government regulation, industry standards and customer views of the merits of using EVs in their businesses. This process has been slow to date. As part of REE’s sales efforts, REE must demonstrate to OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies the savings during the life of the vehicle and the lower total cost of ownership, or TCO, of vehicles built on the REE products. REE believes that OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies consider many factors when deciding whether to purchase REE’s products (or EVs generally) over vehicles powered by internal combustion engines, particularly diesel-fueled or natural gas-fueled vehicles. REE believes these factors include:

•the difference in the initial purchase prices of EVs with comparable vehicles powered by internal combustion engines, both including and excluding the effect of government and other subsidies and incentives designed to promote the purchase of EVs;
•the TCO of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs
•the availability and terms of financing options for purchases of vehicles and, for EVs, financing options for battery or fuel cell systems;
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
•increased competition with other companies also developing zero-emission electric and autonomous vehicles;

•access to charging stations and related infrastructure costs, and standardization of EV charging systems;

•electric grid capacity and reliability; and
•macroeconomic factors.
If, in weighing these factors, OEMs, ldelivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies determine that there is not a compelling business justification for purchasing EVs, particularly those built on products by REE, then the market for EVs may not develop as REE expects or may develop more slowly than REE expects, which would adversely affect REE’s business, prospects, financial condition and operating results.

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

REE’s business is directly affected by and significantly dependent on business cycles and other factors affecting the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales may be affected by REE’s current and potential customers’, suppliers’, dealers’ and strategic partners’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of global automotive production has fluctuated, sometimes significantly, from year to year, and REE expects any such fluctuations to give rise to fluctuations in the demand for its products. Specific to the electric vehicle segment in the automotive industry, challenges have arisen due to a variety of factors, including an increase in the costs of certain components or parts of electric vehicles, such as batteries, caused by supply chain disruptions and shortages of raw materials, market participants over-promising and under-delivering on their production capabilities and the slow deployment and resulting availability of charging networks for electric vehicles. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by REE’s current and potential customers, suppliers, dealers and strategic partners and could have a material adverse effect on REE’s business, results of operations and financial condition.

REE’s future sales and operations in international markets may expose it to operational, financial and regulatory risks, including but not limited to unfavorable regulatory, political, tax and labor conditions which could negatively impact the business.

REE faces risks associated with its international operations, including possible unfavorable regulatory, political, tax and labor conditions, which could harm its business. REE has operations or subsidiaries in Israel, the U.S., the UK, Germany, and Japan that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. Additionally, as part of its growth strategy, REE intends to expand its manufacturing partnerships, assembly facilities and sales activity internationally. However, such expansion would require REE to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. REE is subject to a number of risks associated with international business activities that may increase its costs, impact its ability to sell its products and require significant management attention. These risks include:

•conforming REE’s products to various international regulatory requirements where its products are sold, or homologation;
•development and construction of its future Integration Center network;
•maintenance and ability to produce REE’s products in REE’s UK Integration Center;

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
•interruptions in shipments;

•Israel and foreign government trade restrictions, tariffs and price or exchange controls;
•foreign labor laws, regulations and restrictions; changes in diplomatic and trade relationships;
•political instability, natural disasters, war or events of terrorism; and
•the strength of international economies.

If REE fails to successfully address these risks, its business, prospects, operating results and financial condition could be materially harmed.

Adverse global conditions, including macroeconomic and geopolitical uncertainty, may negatively impact our financial results.

Global conditions, dislocations in the financial markets, or inflation could adversely impact our business. In addition, the global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, rising inflation, instability in the global credit markets, banks and financial institutions entering receivership or becoming insolvent, supply chain weaknesses, instability in the geopolitical environment and increasing tensions between China and Taiwan, uncertainty surrounding future elections and the outcome of proposed judicial reform in Israel, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business. For additional information, see “Item 3. Key Information – D. Risk Factors – Risks Related to REE’s Incorporation and Location in Israel – Political, economic and military conditions in Israel could adversely affect REE’s business.”

In addition, we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation took control and was appointed receiver of Silicon Valley Bank. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

The conflict between Russia and Ukraine has, and is likely to continue to, generate uncertain geopolitical conditions, including sanctions that could adversely affect REE’s business prospects and results of operations.

Russia and Ukraine are not REE markets, and there are no plans to launch in either market in the near future. Nevertheless, the uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment resulting from Russia’s invasion of Ukraine may impact customer behavior and disrupt the manufacturing, delivery and overall supply chain or our ability to commercialize REE’s products, which could make it difficult for REE to forecast its financial results. The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia may cause unanticipated changes in customers behavior and may impact operations of our suppliers. Sanctions have also created supply constraints and driven inflation that has impacted, and may continue to impact, REE’s operations and could create or exacerbate risks facing REE’s business.

While we understand that REE products does not have any “Tier 1” suppliers from Russia, vehicle production is a complex process, with thousands of components sourced from all over the world. There can be no assurance, therefore, that there will not be some components sourced from suppliers subject to sanctions against Russia nor that the resulting disruption to the supply chain will not have an adverse impact on our business and results of operations.

In the event geopolitical tensions deteriorate further or fail to abate, additional governmental sanctions may be enacted that could adversely impact the global economy, banking and monetary systems, markets, and the operations of REE and its suppliers.

REE is subject to risks related to health epidemics and pandemics, including the ongoing COVID-19 pandemic, which could adversely affect REE’s business and operating results.

REE faces various risks related to public health issues, including epidemics, pandemics, and other outbreaks, including the COVID-19 pandemic. The effects and potential effects of COVID-19, including, but not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations creates significant uncertainty. The COVID-19 pandemic may cause a decrease in demand for REE’s products if OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companiesdelay purchases of vehicles or if fuel prices for internal combustion engine vehicles remain low, an increase in costs resulting from REE’s efforts to mitigate the effects of COVID-19, delays in REE’s schedule to full commercial production of the REEcornerTM and disruptions to REE’s supply chain, among other negative effects. During 2020, we implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees and business. In addition, we implemented remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

Moreover, there has recently been and may continue to be an increase in COVID-19 cases in China. While we will continue to navigate the financial, operational, and personnel challenges presented by the COVID-19 pandemic, the full impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of the pandemic, the potential uncertainty related to (and proliferation of) new strains, and related actions taken by federal, state, local and international government officials, to prevent and manage the spread of COVID-19. All of these efforts are uncertain, out of our control, and cannot be predicted at this time. Any future disruption in the operations of our employees, contractors, suppliers, customers, manufacturers or access to customers would likely impact our operating results. We are continuing to monitor and assess the effects of the COVID-19 pandemic on our operations; however, we cannot at this time accurately predict what effects these conditions will ultimately have on our operations due to uncertainties relating to the evolution of new variants, the duration of the outbreak, effectiveness of vaccinations, and the length of any travel restrictions and business closures that may be imposed by the governments of impacted countries.

Risks Related to REE’s Strategy

REE’s business model has not been proven and any failure to obtain significant orders for its products would have an adverse effect on its operating results, business, or reputation, resulting in substantial liabilities that may exceed its resources.

Our business model is unique because we can market and sell our products individually or as “Powered by REE™” in a full vehicle solution. This approach depends in large part on REE’s ability to maintain existing agreements or enter into definitive agreements that formalize its relationship with customers, suppliers, dealers and strategic partners, as well as retaining and growing customer orders following trials of initial test fleets. Investors should be aware of the difficulties normally encountered by a new player in the EV industry, many of which are beyond REE’s control, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations and undertaking marketing activities. The likelihood of REE’s success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which REE operates. In addition, REE’s plan to outsource manufacturing to suppliers and strategic partners and to utilize its current and future Integration Centers for the assembly of REE products is a novel business strategy and REE cannot guarantee that the strategy will be successful or profitable. REE may be unable to generate sufficient revenues, raise additional capital or operate profitably or to meet projected gross margins, EBITDA and cash flows. REE will continue to encounter risks and difficulties frequently experienced by companies in the early stages of commercialization, including scaling up REE’s infrastructure, commercialization and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, REE expects to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in REE is therefore highly speculative and could result in the loss of an investor’s entire investment.

REE’s marketing and sales model is different from predominant and current models in the automobile industry, making evaluation of its business, operating results and future prospects difficult. Should such a model fail to achieve market acceptance, REE may not be able to achieve profitability.

REE plans to conduct product marketing and sales directly to OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies by its internal business development and marketing teams. REE’s business development and marketing teams continue to focus on expanding relationships with OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies and to expand its market to other industries. If REE is unable to achieve this, it could have a material adverse effect on its business, prospects, financial results and results of operations.

Certain of REE’s agreements with potential customers, suppliers, dealers and strategic partners are preliminary in nature.

REE’s existing agreements with customers, potential customers, suppliers and strategic partners are pursuant to MOUs or strategic alliance and development agreements, pursuant to which the parties are entering into discussions to evaluate or agree upon a development and strategic plan or to purchase a limited number of test vehicles. Such strategic collaborations are generally non-binding and subject to cancellation by either party or require the achievement of development milestones as a precursor to entering into a further definitive agreement. There can be no guarantee that any of REE’s strategic collaborations, suppliers or strategic partners will become customers and failure to do so would have a material adverse effect on REE’s business, prospects, financial results and results of operations.

Our ability to make additional sales following sales of test vehicles to customers depends in part on our ability to prove that REE’s products are to the full satisfaction of such customers and to establish and maintain confidence in REE’s business prospects among such customers and others within its industry.

We recently started receiving initial orders for both Proxima Powered by REE as well as the P7-B. Such orders present an opportunity for potentially receiving additional orders in the future that could be more meaningful and impactful from a financial perspective. Customers, suppliers, dealers and strategic partners may be less likely to purchase REE’s products if we do not timely deliver products in accordance with the technical specifications or they do not believe that its business will succeed or that its operations, including providing such partners with maintenance and service through qualified supplier support operations, which has yet to be established, for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with REE if they are not convinced that its business will succeed. Accordingly, to build, maintain and grow its business, REE must establish and maintain confidence among customers, dealers, suppliers, analysts and other parties with respect to its ability to execute, its liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including REE’s limited operating history, others’ unfamiliarity with its products, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and REE’s production and sales performance compared with market expectations. Many of these factors are largely outside of REE’s control, and negative perceptions about REE’s business prospects, would likely harm its ability to receive additional orders. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry, which is an industry that has historically had significant barriers to entry and a high rate of failure. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including REE, and further challenging customer, dealer, supplier and analyst confidence in REE’s business prospects.

REE may not succeed in establishing, maintaining and strengthening the “Powered by REETM” brand, which could materially and adversely affect customer acceptance of its vehicles and components, thus negatively impacting its business, prospects and projected revenue.

REE intends to market its products as both an individual product and as a full vehicle solution under the “Powered by REETM” brand. The “Powered by REETM” approach reflects REE’s mission to become the cornerstone upon which mobility players can build their mission-specific vehicle needs with the goal of completing rather than competing with other market participants. REE’s business and prospects are heavily dependent on its ability to develop, maintain and strengthen the “Powered by REETM” brand and the REE brand generally. If REE does not continue to establish, maintain and strengthen its brand, it may lose the opportunity to build a critical mass of customers. Promoting and positioning its brand will likely depend significantly on REE’s ability to provide high quality products and engage with its potential customers as intended, and REE has limited experience in these areas. In addition, REE’s ability to develop, maintain and strengthen the “Powered by REETM” brand and the REE brand generally will depend heavily on the success of its customer development and branding efforts. REE’s novel technology and design may not align with existing or potential consumer preferences and consumers may be reluctant to acquire a vehicle built upon a new and unproven EV platform. In addition, REE could be subject to adverse publicity related to REE’s potential customers who build vehicles on REEplatformsTM whether or not such publicity related to such potential customers’ “Powered by REETM” vehicles, any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the “Powered by REETM” brand and the REE brand generally. If REE does not develop and maintain a strong brand, its business, prospects, financial condition and operating results will be materially and adversely impacted.

REE is subject to risks associated with strategic alliances.

REE’s existing agreements and REE’s ability to engage with definitive agreements with current and potential suppliers, dealer or strategic partners are and will be subject to a number of risks with respect to operations that are outside REE’s control, any of which may materially and adversely affect REE’s business and prospects. REE could experience delays to the extent its current and potential suppliers, dealers or strategic partners do not continue doing business with REE, meet agreed upon timelines, experience capacity constraints or otherwise are unable to deliver components or manufacture products as expected. There is risk of disputes with current and potential suppliers, dealers and strategic partners, and REE could be affected by adverse publicity related to its current and potential suppliers, dealers or strategic partners whether or not such publicity is related to their collaboration with REE. REE’s ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of REE’s suppliers, dealers or strategic partner’s products or other products manufactured by the same suppliers or strategic partners. In addition, although REE intends to be involved in material decisions in the supply chain and manufacturing process, given that REE also will rely on its current and potential suppliers, dealers and strategic partners to meet its quality standards, there can be no assurance that REE will be able to maintain high quality standards for its products. Furthermore, REE will also be exposed to risk associated with sharing its proprietary information with any such third party.

REE operates in a highly competitive market against a large number of both established competitors and new market entrants, and many market participants have substantially greater resources than REE.

Both the automobile industry generally, and the EV segment in particular, are highly competitive, and REE will be competing for sales with both internal combustion engine, or ICE, vehicles and EVs. Many of REE’s current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than REE does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. REE expects competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service, and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect REE’s business, financial condition, operating results, and prospects.

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

Risks Related to Development and Production of REE’s Products

REE’s products are in various stages of development and there are risks associated with developing existing advanced prototypes into marketable products.

REE’s products are in various stages development. In order to reach the delivery stage REE’s products remain subject to further design, validation, verification and testing, as well as product homologation. There is no guarantee that REE will be successful in reaching the delivery stage on the projected timeline, or at all. The establishment of the UK Engineering Center alongside REE’s first UK Integration Center at our Coventry, UK campus coupled with the continued partnership at the MIRA Technology Park has provided REE with a proving ground for physical testing and validation of REE products. However, there can be no guarantee that the testing of REE’s products will proceed according to schedule or that the REE products will withstand rigorous testing. The development of REE’s products is and will be subject to risks including, but not limited to, with respect to:

•REE’s ability to validate final marketable products;
•REE’s ability to complete the final marketable product design process on time, if at all;
•the ability for REE’s products to meet the stringent level of functional safety required for X-by-Wire;

•the ability for REE’s products to withstand rigorous testing and validation;
•the ability for REE’s products to satisfy testing and validation standards set by external assessors;
•the ability of REE’s products to meet existing or future automotive industry standards;
•REE’s ability to successfully develop and validate true X-by-Wire Control capabilities; and
•the ability of X-by-Wire Control technology to obtain regulatory approval and achieve widespread market acceptance.
REE is subject to risks associated with the anticipated timing of REE’s initial commercial production and subsequent increased commercial production.

REE does not know whether its suppliers or strategic partners will be able to develop efficient, automated, low-cost production capabilities and processes and reliable sources of component supply, that will enable REE to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market REE’s products on its anticipated timeframe. Even if REE and its suppliers and strategic partners are successful in developing the initial production processes, developing future high volume production capability, and reliably sourcing the component supply, REE does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including those that result from factors beyond its control such as problems with suppliers and strategic partners or dealing with force majeure events, or that meets its products commercialization schedules or that satisfies the requirements of its potential customer base. Any failure to develop such production processes and capabilities within REE’s projected costs and timelines could have a material adverse effect on its business, prospects, financial condition and operating results.

REE’s development of an outsourced manufacturing business model may not be successful, which could harm its ability to deliver products and recognize revenue.

REE’s business depends in large part on its ability to develop, manufacture and assemble its products. Initially, REE plans to outsource the manufacturing of its products in collaboration with at least one supplier or strategic partner. REE plans to assemble its products at REE’s current and future Integration Centers. REE has not yet executed supply or manufacturing agreements with suppliers and strategic partners for volume production of REE’s products or any of its other future product offerings. See “Item 4.B. Business Overview — REE’s Manufacturing Approach” for more information. If REE is unable to negotiate and finalize all of such definitive agreements it will not be able to produce any products and will not be able to generate any revenue, or the products may become more expensive to deliver with a higher bill of materials, which would have a material adverse effect on its business, prospects, operating results and financial condition. In addition, the utilization of future Integration Centers for the assembly of REE products is an untested business strategy and there is no guarantee that the strategy will be successful or profitable.

If REE’s suppliers and strategic partners were to experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, product shipments could be delayed or rejected or REE’s potential customers and dealers could consequently elect to change product demand. These disruptions would negatively impact REE’s revenues, competitive position and reputation. In addition, REE’s suppliers and strategic partners may rely on certain state tax incentives that may be subject to change or eliminated in the future, which could result in additional costs and delays in production. Further, if REE is unable to successfully manage its relationship with its suppliers and strategic partners, the quality and availability of its products may be harmed. REE’s suppliers, dealers and strategic partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with REE. If REE’s suppliers and strategic partners stopped manufacturing REE’s products for any reason or reduced manufacturing capacity, REE may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact its operations.

REE’s reliance on its suppliers and strategic partners, as well as the establishment and operation of REE’s current and future Integration Centers, exposes it to a number of risks that are outside its control, including:

•the manufacture of certain components that will require significant costs related to non-recurring engineering and tooling costs incurred by REE’s suppliers and strategic partners the extent of which is currently unknown;
•its inability to control manufacturing yield and unexpected increases in manufacturing costs;
•interruptions in shipments if a suppliers or strategic partners are unable to complete production in a timely manner;

•its inability to control quality of finished products;
•its inability to control delivery schedules;
•its inability to control production levels and to meet minimum volume commitments to REE’s potential customer base;
•its inability to maintain adequate manufacturing capacity;
•its inability to secure adequate volumes of acceptable components at suitable prices or in a timely manner;
•its inability to establish new Integration Centers at the projected cost of $15 million to $30 million (based on whether such Integration Center is only producing REEcorners™ or is also producing the REEplatformTM) per Integration Center or due to lack of market demands;
•inability to accurately assemble products within specified design tolerances;
•delays by REE in delivering final component designs to its suppliers and strategic partners;
•its inability to implement a sufficient number of future Integration Centers in order to meet demand for REE products in time;
•inability to implement a network of future integration;
•inability to effectively manage a global network of Integration Centers; and
•other delays, backlog in manufacturing and research and development of new models, and cost overruns.
REE’s ability to develop, manufacture and obtain required regulatory approvals for products of sufficient quality and appeal to its current and potential customer base on schedule and on a large scale is unproven, and the business plan is still evolving. REE may be required to introduce new products models and enhanced versions of existing models. To date, REE has limited experience, as a company, designing, testing, manufacturing, marketing and selling or leasing its electric products and therefore cannot assure you that it will be able to meet customer expectations. Any failure to develop such manufacturing processes and capabilities within REE’s projected costs and timelines would have a material adverse effect on its business, prospects, operating results and financial condition.

REE does not currently have any plans to establish manufacturing facilities of its own, so failure to establish sufficient agreements with suppliers and strategic partners would significantly hinder REE’s ability to manufacture its products. In addition, the manufacturing facilities of REE’s potential and strategic partners may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the recent COVID-19 pandemic, which may render it difficult or impossible for REE to manufacture its products for some period of time. The inability to manufacture REE’s products or the backlog that could develop if the manufacturing facilities of its suppliers and strategic partners are inoperable for even a short period of time may result in the loss of potential customers or harm REE’s reputation.

REE is reliant on its UK Engineering Center and REE’s UK Integration Center in Coventry, UK for the design, validation, verification, testing and homologation of its products.

In 2022, REE built its first UK Integration Center and highly automated launch factory in Coventry, United Kingdom. The new UK Integration Center and the existing UK Engineering Center, which are strategically located next to each other, are intended to expedite REE’s strategic plans to meet anticipated global demand. The UK Engineering Center is spearheading REE product design, validation, verification and testing, as well as product homologation. REE also has access to world-class test facilities and a proving ground for physical testing and validation of the REE products at the UK Integration Center and the UK Engineering Center. The UK Integration Center, alongside the UK Engineering Center, and the facilities available therein, are integral to REE’s ability to develop its products. Any loss of access or disputes related to the UK Integration Center or the UK Engineering Center have the potential to adversely impact REE’s ability to develop its products on time to meet commercialization timeline, or at all.

REE’s utilization of its UK Integration Center and the UK Engineering Center are and will be subject to risks, including with respect to:

•REE’s ability to maintain arrangements on reasonable terms with third parties for the provision of testing facilities and testing services with respect to REE products;

•REE’s ability to attract, recruit, hire, retain and train a sufficient number of skilled employees to effectively staff the UK Integration Center and the UK Engineering Center; and
•REE’s reliance on outside contractors for the provision of certain services and associated risks related to monitoring and protecting IP, contractual disputes and certain inherent cybersecurity risks.
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

REE’s products will make use of lithium-ion battery cells, which can be dangerous in certain circumstances, including but not limited to the possibility that such cells may catch fire or vent smoke and flame.

The fuel source for REE products will make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While REE has taken measures to enhance the safety of its designs, a field or testing failure of its products could occur in the future, which could subject REE to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve REE’s products, could seriously harm its business.

In addition, REE’s suppliers and strategic partners are expected to store a significant number of lithium-ion cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. A safety issue or fire related to the cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s EV or energy storage product may cause indirect adverse publicity for REE and its products. Such adverse publicity could negatively affect REE’s brand and harm its business, prospects, financial condition and operating results.

The efficiency of battery usage in EVs declines over time, which may negatively impact potential customers’ decisions with regards to purchasing REE’s products.

REE anticipates that the range of its products will decline over time as the batteries deteriorate. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease REE’s products’ range before needing to refuel. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions, which would negatively affect REE’s operating results and financial condition.

Risks Related to REE’s Suppliers

REE depends on its suppliers, including but not limited to body manufacturers and battery providers, some of which will be single or limited source suppliers, and the inability of such suppliers to deliver the components of REE’s products in a timely manner or at all and at prices and volumes acceptable to it could have a material adverse effect on its business, prospects and operating results.

REE relies on suppliers and strategic partners for the provision and development of many of the components and materials used in its products. While REE plans to obtain components from multiple suppliers and strategic partners whenever possible, some of the components used in its products may be purchased by REE from a single source. REE’s suppliers and strategic partners may not be able to meet their product specifications and performance characteristics, which would impact REE’s ability to achieve its product specifications and performance characteristics as well. Additionally, REE’s suppliers and strategic partners may be unable to obtain required certifications for their products for which REE plans to use or provide warranties that are necessary for REE’s solutions. If REE is unable to obtain components and materials used in its products from its suppliers or if its suppliers decide to create or supply a competing product, REE’s business could be adversely affected. REE has less negotiating leverage with suppliers than larger and more established automobile manufacturers and may not be able to obtain favorable pricing and other terms. While REE believes that it may be able to establish alternate supply relationships and can obtain or engineer replacement components for its single source components, REE may be unable to do so in the short term, or at all, at prices or quality levels that are favorable to REE, which could have a material adverse effect on its business, prospects, financial condition and operating results.

REE expects to purchase various types of equipment, raw materials and manufactured component parts from its suppliers or strategic partners. If these suppliers or strategic partners experience substantial financial difficulties, cease operations, or otherwise face business disruptions, REE may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Any disruption could affect’s REE’s ability to deliver products and could increase REE’s costs and negatively affect its liquidity and financial performance.

REE’s business could be harmed by increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells.

REE and its suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of commodities, raw materials and other inputs used by REE and its suppliers in their businesses and products, such as steel, lithium-ion battery cells and semiconductors, which could adversely affect REE’s future profitability or REE’s ability to timely execute its business plan. The prices for these materials fluctuate and the available supply of these materials may be unstable, depending on market conditions, fluctuations in global demand, including as a result of increased production of EVs by REE’s competitors, geopolitical risk and other economic and political factors. In particular, a global semiconductor supply shortage has had, and is continuing to have, wide-ranging effects across multiple industries, particularly the automotive industry. Any such increase, supply interruption or shortage could materially and negatively impact REE’s business, prospects, financial condition and operating results.

Risks Related to REE’s Future Sales

REE targets customers, some of which are large corporations with substantial negotiating power, exacting product, quality and warranty standards and potentially competitive internal solutions.

Many of REE’s existing and potential customers are large, multinational corporations with substantial negotiating power relative to it and, in some instances, may have internal solutions that are competitive to REE’s products. These large, multinational corporations also have significant development resources that may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements and securing design wins with any of these companies will require a substantial investment of REE’s time and resources. REE cannot assure you that its products will secure design wins from these or other companies or that it will generate meaningful revenue from the sales of its products to these key customers. If REE’s products are not selected by these large corporations or if these corporations develop or acquire competitive technology, it will have an adverse effect on REE’s business. In addition, if REE is unable to sell its products to such customers on certain terms, its prospects and results of operations may be adversely affected.

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

Cost-cutting initiatives adopted by REE’s customer base often result in increased downward pressure on pricing. REE expects that its future agreements with automotive OEMs may require step-downs in pricing over the term of the agreement or, if commercialized, over the period of production. In addition, REE’s automotive OEM customers are expected to reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Automotive OEMs also possess significant leverage over their suppliers, including REE, because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. Accordingly, REE expects to be subject to substantial continuing pressure from automotive OEMs and Tier 1 suppliers to reduce the price of its products. It is possible that pricing pressures beyond REE’s expectations could intensify as automotive OEMs pursue restructuring, consolidation and cost-cutting initiatives. If REE is unable to generate sufficient production cost savings in the future to offset price reductions, its gross margin and profitability would be adversely affected.

The average selling prices of REE’s products could decrease rapidly over the life of the products, which may negatively affect REE’s revenue and gross margin.

REE expects the average selling prices of its products generally to decline as its customer base seeks to commercialize EVs built on the REE products at prices low enough to achieve market acceptance. In order to sell products that have a falling average unit selling price and maintain margins at the same time, REE will need to continually reduce products and manufacturing costs. To manage manufacturing costs, REE must engineer the most cost-effective design for its products. In addition, REE will continuously promote initiatives to reduce labor cost, improve worker efficiency, reduce the cost of materials, use fewer materials and further lower overall product costs by carefully managing component prices, inventory and shipping cost. REE also needs to continually introduce new products with higher sales prices and gross margin in order to maintain its overall gross margin. If REE is unable to manage the cost of older products or successfully introduce new products with higher gross margin, its revenue and overall gross margin would likely decline.

Risks Related to REE’s Quality

REE’s products rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if REE is unsuccessful in addressing or mitigating technical limitations in its systems, REE’s business could be adversely affected.

REE’s products rely on software and hardware that is highly technical and complex that will require modification and updates over the life of the products. In addition, REE’s products depend on the ability of such software and hardware to store, retrieve, process and manage large amounts of data. REE’s software and hardware may contain, errors, bugs or vulnerabilities, and REE’s systems are subject to certain technical limitations that may compromise REE’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within REE’s software and hardware. Although REE attempts to remedy any issues it observes in its products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of REE’s potential customer base. Additionally, if REE is able to deploy updates to the software addressing certain issues and REE’s over-the-air update procedures fail to properly update the software, REE’s customer base would then be responsible for installing such updates to the software and their software will be subject to these vulnerabilities until they do so. If REE is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, REE may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect REE’s business and financial results.

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

REE does not currently have extensive experience servicing its products. If REE is unable to address the service requirement of its potential customer and dealer base, its business may be materially adversely affected.

REE plans to work with strategic partners to provide predictive maintenance scheduling through smart service and maintenance artificial intelligence, or AI, in combination with over-the-air updates that seek to ensure maintenance is not performed on a standard schedule, but rather before a part will fail, which is expected to offer significant savings for unnecessary part replacements and drastically reduce downtime. There is no guarantee that REE will be successful in developing the necessary technology to actualize predictive maintenance scheduling. In addition, REE servicing may primarily be carried out through third parties certified by REE. Although such potential servicing partners may have experience in servicing other products, they will initially have limited experience in servicing REE products. There can be no assurance that REE service arrangements will adequately address the service requirements of its potential customer and dealer base to their satisfaction, or that REE and its potential servicing partners will have sufficient resources to meet these service requirements in a timely manner as the volume of products REE deliver increases. In addition, if REE is unable to roll out and establish a widespread service network that complies with applicable laws, user satisfaction could be adversely affected, which in turn could materially and adversely affect REE’s reputation, sales, results of operations, and prospects.

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

REE is dependent on the services of Daniel Barel, co-founder, director and Chief Executive Officer, and Ahishay Sardes, its co-founder, director and Chief Technology Officer. Mr. Barel and Mr. Sardes are significant influences and drivers of REE’s business plan. If either Mr. Barel or Mr. Sardes were to discontinue his service to REE, REE would be significantly disadvantaged.

REE’s success depends, in part, on its ability to attract and recruit key employees and hire qualified employees and management.

REE’s success depends, in part, on its ability to retain its key personnel. The unexpected loss of or failure to retain one or more of its key employees could affect its business. REE’s success also depends, in part, on its continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Because REE’s products are based on different technology than traditional internal combustion engines, individuals with sufficient training in alternative fuel, technology or EVs may not be available, and as a result, REE will need to expend significant time and expense training the employees it hires. Competition for individuals with experience designing, manufacturing and servicing EVs or their related technology, parts and products is intense, and REE may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel in the future. In addition, sustained declines in our share price or lower share performance relative to competitors could negatively impact REE’s appeal as an employer, harm employee morale, increase employee turnover and/or reduce the retention value of REE’s share-based compensation. The failure to attract, integrate, train, motivate and retain these additional employees could materially adversely harm its business and prospects.

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

Since inception, REE has incurred, and REE expects it will continue to incur, losses and negative cash flow, either or both of which may be significant. The working capital funding necessary to start a new EV product manufacturing company is significant, and other companies have tried and failed over the last several years with billions of investment capital. While REE expects to benefit from its management’s experience, the technology it has developed to date, and the advantages offered by its UK Integration Center, REE does not expect to be profitable in the near term as REE invests in its business, builds capacity and ramps up operations, and REE cannot assure you that REE will ever achieve or be able to maintain profitability in the future. Failure to become profitable may materially and adversely affect the value of your investment. If REE achieves profitability, it will be dependent upon the successful development and commercial introduction and acceptance of EV products like Class 3 through 5 platform models for the P7 EV platform, which may not occur.

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

REE may not be able to accurately estimate demand for its products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If REE fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays.

It is difficult to predict REE’s future revenues and appropriately budget for its expenses, and REE may have limited insight into trends that may emerge and affect its business. REE will be required to provide forecasts of its demand to its suppliers several months or years prior to the scheduled delivery of products to its customers. Currently, there is no historical basis for making judgments on the demand for REE’s products or its ability to develop, produce, and deliver products, or REE’s profitability in the future. If REE overestimates its requirements, its suppliers may have excess inventory, which indirectly would increase REE’s costs. If REE underestimates its requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that REE’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If REE fails to order sufficient quantities of product components in a timely manner, the delivery of products to its potential customer base could be delayed, which would harm REE’s business, financial condition and operating results.

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

REE expects that it will need to raise additional funds and these funds may not be available to it when it needs them, or may only be available on unfavorable terms. As a result, REE may be unable to meet its future capital requirements, which could limit its ability to grow and jeopardize its ability to continue its business operations.

In the future, REE expects that it will need to raise additional capital to respond to customer demands, business opportunities, challenges, technological advancements, competitive dynamics or technologies, acquisitions or unforeseen circumstances and it may determine to engage in equity or debt financings or enter into credit facilities. In order to further business relationships with its potential customer base or partners, REE may issue equity or equity-linked securities to potential customers or partners. REE may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If REE raises additional funds through the issuance of equity or convertible debt or other equity-linked securities or if it issues equity or equity-linked securities to potential customers to further business relationships, its existing stockholders could experience significant dilution. Any debt financing obtained by REE in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for REE to obtain additional capital and to pursue business opportunities, including potential acquisitions. If REE is unable to obtain adequate financing or financing on terms satisfactory to REE, when REE requires them, REE’s ability to continue to grow or support its business and to respond to business challenges could be significantly limited.

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

While REE’s products are subject to substantial regulation under federal, state and local laws, REE believes that its products will be in compliance with all applicable laws when they are offered to potential customers. Compliance with these regulations could be burdensome, time consuming, and expensive. However, to the extent the laws change, new laws are introduced, or if REE introduces new products in the future, some or all of its products may not continue to comply with applicable international, federal, state or local laws, and require change.

REE’s products are subject to environmental and safety federal and state regulations, including regulations promulgated by the Environmental Protection Agency, the National Highway Traffic and Safety Administration and various state agencies, and certification required for each new model year in some cases. The risks, delays, and expenses incurred in connection with these compliance activities and with obtaining approval can be substantial.

In addition, REE’s products involve a novel design and new technology, including locating critical vehicle components (steering, braking, suspension, powertrain and control) into the area between the chassis and the wheel and X-by-Wire control technology, which may not meet existing safety standards or require modification in order to comply with various regulatory requirements. In particular, X-by-Wire technology in general has not received significant regulatory attention globally (including in the U.S.). There is no guarantee that REE’s X-by-Wire technology will receive regulatory approval generally, and there is no guarantee that REE’s X-by-Wire control technology will comply with any relevant regulation that is put in place in the future. Compliance with regulatory requirements is expensive, at times requiring the replacement, enhancement or modification of equipment, facilities or operations. There can be no assurance that REE will be able to maintain its profitability by offsetting any increased costs of complying with future regulatory requirements.

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

REE and its suppliers and strategic partners are or may be subject to substantial regulation and unfavorable changes to, or failure by REE or its suppliers and strategic partners to comply with any such regulations could substantially harm REE’s business and operating results.

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

In June 2016, voters in the UK approved a referendum to withdraw the UK’s membership from the European Union, or EU, which is commonly referred to as “Brexit.” The UK’s withdrawal from the EU occurred on January 31, 2020, but the UK remained in the EU’s customs union and single market for a transition period that expired on December 31, 2020. On December 24, 2020, the UK and the EU entered into a trade and cooperation agreement, or theTrade and Cooperation Agreement, which was applied on a provisional basis from January 1, 2021. While the economic integration does not reach the level that existed during the time the UK was a member state of the EU, the Trade and Cooperation Agreement sets out preferential arrangements in areas such as trade in goods and in services, digital trade and intellectual property. Negotiations between the UK and the EU are expected to continue in relation to the relationship between the UK and the EU in certain other areas which are not covered by the Trade and Cooperation Agreement. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the UK and the EU. REE has facilities and employees in both the UK and other European countries, including the UK Engineering Center. REE cannot predict whether or not the UK will significantly alter its current laws and regulations in respect of the EV industry and, if so, what impact any such alteration would have on REE or its business. Moreover, REE cannot predict the impact that Brexit will have on the marketing of its products. As a result of Brexit, REE may experience adverse impacts on customer demand and profitability in the UK and other markets. Depending on the terms of Brexit and any subsequent trade agreement, the UK could also lose access to the single EU market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the UK and the EU. Changes may occur in regulations that REE is required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact its operations and require it to modify its financial and supply arrangements. For example, the imposition of any import restrictions and duties levied on REE’s products may make its products more expensive and less competitive from a pricing perspective. To avoid such impacts, REE may have to restructure or relocate some of its operations which would be costly and negatively impact its profitability and cash flow.

Additionally, political instability in the EU as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments and any subsequent trade agreement in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short- and long-term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes.

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

REE may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with REE’s suppliers and strategic partners and its customer and dealer base, intellectual property claims, stockholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. In addition, REE could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy, ERISA or disability claims. In such matters, government agencies or private parties may seek to recover from REE very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit REE’s operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. For example, in December 2022, a lawsuit was filed alleging that REE and its U.S. based subsidiaries stole certain trade secrets and requested, inter alia, monetary damages in an amount of no less than US$2.6 billion and exemplary damages in the amount of no less than US$5.2 billion. For more information, see “Item 8: Financial Information—Legal Proceedings”. This lawsuit, if successful, would have a material adverse impact on REE’s operating results and consolidated financial position.

REE is subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. As a result, REE may face criminal liability and other serious consequences for violations of such laws, which could harm its business.

REE is or will be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which it conducts or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit REE and its officers, directors, employees and business partners acting on its behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect REE’s business, results of operations, financial condition and reputation. REE’s policies and procedures designed to ensure compliance with these regulations may not be sufficient and its directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which it may be held responsible.

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

REE’s executive officers have limited experience managing a publicly traded company, interacting with public company investors and complying with the complex laws pertaining to public companies in the United States. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could require the devotion of a significant amount of their time to these activities, which will result in less time being devoted to the management and growth of the company, and could also result in increased costs due to hiring consultants to assist with compliance of public company laws, rules and regulations. REE has hired additional employees since becoming a public company has upgraded its finance and accounting systems to an enterprise system suitable for a public company, and a delay could impact its ability or prevent it from timely reporting its operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for REE to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. REE may not yet have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S., and it is possible that REE will be required to further expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

If REE is unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of the Class A Ordinary Shares.

On November 10, 2022, the Company announced that it received an initial notification letter from Nasdaq’s Listing Qualifications Department notifying the Company that it had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days or more. REE has until May 8, 2023, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, the Class A Ordinary Shares must have a closing bid price of at least U.S.$1.00 for a minimum of 10 consecutive business days. In the event that REE does not regain compliance by May 8, 2023, REE may then be eligible for additional 180 days if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period. If REE does not qualify for the second compliance period or fails to regain compliance during the second compliance period, then Nasdaq will notify REE of its determination to delist its Ordinary Shares, at which point REE will have an opportunity to appeal the delisting determination to a hearings panel.

In addition, on January 5, 2023, following the resignation, due to personal reasons, of Lilach Geva-Harel from her position as a member of the board of directors, chairperson of the audit committee and member of the compensation committee, REE does not comply with Nasdaq’s Listing Qualifications Department, requiring a public company to have at least three independent members in its audit and compensation committees. The Nasdaq’s Listing Qualifications Department notified REE on February 6, 2023, that REE has one year to regain compliance with the three independent members requirement. REE is in the process of identifying nominees who will serve on the audit and compensation committees. In addition, on March 15, 2023, REE announced that Hans Thomas was resigning from his position as a member of the board of directors and a member of the compensation committee due to personal reasons.

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

As a public company, REE operates in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act of 2002, or the(the “Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for REE to produce reliable financial reports and are important to help prevent financial fraud. Commencing with its fiscal year ended December 31, 2022, REE performed system and process evaluation and testing of its internal controls over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

The process of building and maintaining its accounting and financial functions and infrastructure requires significant additional professional fees, internal costs and management efforts. REE has implemented a new internal system to combine the management of its financial, accounting, human resources and other functions. However, such a system requires REE to complete many processes and procedures for the effective use of the system or to run its business using the system, which may result in substantial costs. Any disruptions or difficulties using the system could adversely affect REE’s controls and harm its business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. In addition, REE may discover additional weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. REE’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

Risks Related to REE’s Information Security

In order to enter into production of its products, REE must develop complex software and technology systems in coordination with its suppliers and strategic partners. REE can provide no guarantee that such systems will be successfully developed.

REE’s products will use a substantial amount of third-party and in-house software codes and complex hardware to operate. The development of such advanced technologies are inherently complex, and REE will need to coordinate with its suppliers and strategic partners in order to reach production for its products. Defects and errors may be revealed over time and REE’s control over the performance of third-party services and systems may be limited. Thus, REE’s potential inability to develop the necessary software and technology systems may harm its competitive position.

REE is relying on suppliers and strategic partners to develop a number of emerging technologies for use in its products, including lithium-ion battery technology. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that REE’s suppliers and strategic partners will be able to meet the technological requirements, production timing, and volume requirements to support its business plan. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics REE anticipates in its business plan. As a result, REE’s business plan could be significantly impacted and REE may incur significant liabilities under warranty claims which could adversely affect its business, prospects, and results of operations.

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

In addition, REE will need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or GDPR, which became effective on May 25, 2018 and the State of California adopted the California Consumer Privacy Act of 2018, or CCPA, which became effective in January 2020. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the GDPR) and regulations can be costly and may place restrictions REE’s business and the manner in which it interacts with its customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against REE, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against REE by governmental entities or others, and damage to its reputation and credibility, and could have a negative impact on revenues and profits.

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

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. REE may not be able to monitor and react to all developments in a timely manner. For example, California adopted the CCPA, which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of certain disclosures of personal information, and allow for a new cause of action for data breaches. As REE expands its operations, the CCPA may increase REE’s compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other states have begun to propose similar laws. Compliance with any applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and REE may be required to put in place additional mechanisms to comply with such laws and regulations.

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

REE is at risk for interruptions, outages and breaches of its: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by REE or its suppliers and strategic partners; (b) facility security systems, owned by REE or its suppliers and strategic partners; (c) transmission control modules or other in-product technology, owned by REE or its suppliers and strategic partners; (d) the integrated software in REE’s products; or (e) customer data that REE processes or its suppliers and strategic partners process on its behalf. Such incidents could: materially disrupt REE’s operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of employees, potential customers, suppliers and strategic partners, or others; jeopardize the security of REE’s facilities; or affect the performance of in-product technology and the integrated software in REE’s products.

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

Moreover, there are inherent risks associated with developing, improving, expanding and updating REE’s current systems, such as the disruption of REE’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect REE’s ability to manage its data and inventory, procure parts or supplies or assemble, deploy, deliver and service its products, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. REE cannot be sure that these systems upon which it relies, including those of its suppliers and strategic partners, will be effectively implemented, maintained or expanded as planned. If REE does not successfully implement, maintain or expand these systems as planned, its operations may be disrupted, its ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in its internal control over financial reporting, which may impact REE’s ability to certify its financial results. Moreover, REE’s proprietary information or intellectual property could be compromised or misappropriated and its reputation may be adversely affected. If these systems do not operate as REE expects them to, REE may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Any unauthorized control or manipulation of the information technology systems in REE’s products could result in loss of confidence in REE and its products and harm REE’s business.

REE’s products contain complex information technology systems. For example, REE’s products are outfitted with built-in data connectivity to accept and install periodic remote updates from REE to improve or update the functionality of its products. REE has designed, implemented and tested security measures intended to prevent cybersecurity breaches or unauthorized access to its information technology networks, its products and their systems, and intends to implement additional security measures as necessary. However, hackers may attempt in the future, to gain unauthorized access to modify, alter and use such networks, products and systems to gain control of, or to change, REE’s products’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the products. Vulnerabilities could be identified in the future and REE’s remediation efforts may not be successful. Any unauthorized access to or control of REE’s products or their systems or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to REE’s products, their systems or data, as well as other factors that may result in the perception that REE’s products, their systems or data are capable of being “hacked,” could negatively affect REE’s brand and harm its business, prospects, financial condition and operating results.

REE intends to retain certain personal information about its products, customers, employees and others that, if compromised, could have a material, adverse impact on REE’s financial performance and results of operations or prospects.

REE plans to collect, store, transmit and otherwise process data from products, customers, employees and others as part of its business and operations, which may include personal data or confidential or proprietary information. REE also works with suppliers and strategic partners that collect, store and process such data on its behalf and in connection with its products. There can be no assurance that any security measures that REE or its suppliers and strategic partners have implemented will be effective against current or future security threats. If a compromise of data were to occur, REE may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. REE’s systems, networks and physical facilities could be breached or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce REE’s employees or REE’s customers to disclose information or user names and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, products, systems, networks and/or physical facilities utilized by REE’s service providers and vendors.

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

The protection of REE’s intellectual property rights is important to its future business opportunities. However, the measures REE takes to protect its intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•as noted below, some of the patent applications REE files may not result in the issuance of patents at least in some of the applicable jurisdictions;
•the scope of REE’s patents that may subsequently be granted may not be broad enough to protect its proprietary rights;
•patents are territorial and provide rights only in jurisdictions in which patents are granted;

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
Patent, trademark, and trade secret laws vary significantly throughout the world. For example, a number of countries do not protect intellectual property rights to the same extent as the laws of the United States. Failure to adequately protect REE’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of REE’s competitive advantage and a decrease in its revenue which, would adversely affect its business, prospects, financial condition and operating results.

Also, while REE has registered and applied for trademarks in an effort to protect its investment in its brand and goodwill with customers, competitors may challenge the validity of those trademarks and other brand names in which REE has invested. Such challenges can be expensive and may adversely affect REE’s ability to maintain the goodwill gained in connection with a particular trademark.

Lawsuits alleging infringement or misappropriation of intellectual property rights of third parties could be both costly and time consuming and could prevent REE from developing or commercializing its future products.

Companies, organizations, or individuals, including REE’s competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with REE’s ability to make, use, develop, sell, lease or market its products which could make it more difficult for REE to operate its business. From time to time, REE may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge REE to take licenses. For example, in December 2022, a lawsuit was filed alleging that the REE and its U.S. based subsidiaries have stolen certain trade secrets and requested, inter alia, monetary damages in an amount of no less than US$2.6 billion and exemplary damages in the amount of no less than US$5.2 billion. For more information, see “Item 8: Financial Information—Legal Proceedings”. REE’s applications and uses of trademarks relating to its design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. In addition, if REE is determined to have infringed upon a third party’s intellectual property rights, it may be required to do one or more of the following:

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

REE cannot be certain that it is the first inventor of the subject matter to which it has filed a particular patent application, or if it is the first party to file such a patent application. If another party has disclosed the same subject matter, REE may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, REE cannot be certain that the patent applications that it files will issue, or that its issued patents will afford protection against competitors with similar technology. In addition, REE’s competitors may design around REE’s issued patents, which may adversely affect its business, prospects, financial condition or operating results.

REE cannot assure that it will be granted patents pursuant to its pending applications. Even if REE’s patent applications succeed and it is issued patents, it is still uncertain whether these patents will be contested, circumvented or invalidated in the future. In addition, the rights granted under any issued patents may not provide REE with meaningful protection or competitive advantages. The claims under any patents that issue from REE’s patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to REE’s. The intellectual property rights of others could also bar REE from licensing and exploiting any patents that issue from its pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which REE has developed and are developing its technology. These patents and patent applications might have priority over REE’s patent applications and could subject its patent applications to invalidation. Finally, in addition to those who may claim priority, any of REE’s existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

REE may be subject to damages resulting from claims that either it or any of its employees wrongfully used or disclosed alleged trade secrets of their employees’ former employers or that they allegedly violated certain covenants, such as non-compete agreements, to which REE or its employees may have been previously or currently bound.

Many of REE’s employees were previously employed by other technology or automotive companies or their suppliers. REE may be subject to damages resulting from claims that it or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. For example, in December 2022, a lawsuit was filed alleging that the REE and its U.S. based subsidiaries have stolen certain trade secrets and requested, inter alia, monetary damages in an amount of no less than US$2.6 billion and exemplary damages in the amount of no less than US$5.2 billon. For more information, see “Item 8: Financial Information—Legal Proceedings”. Litigation may be necessary to defend against these claims. If REE fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent REE’s ability to commercialize its products, which could severely harm its business. Even if REE is successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

In addition to patented technology, REE relies on its unpatented proprietary technology, trade secrets, processes and knowledge.

REE relies on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that REE believes is best protected by means that do not require public disclosure. REE generally seeks to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors and third parties. However, REE may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. REE has limited control over the protection of trade secrets used by its suppliers and strategic partners and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, REE’s proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that its employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for REE, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of REE’s proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where REE operates may afford little or no protection to its trade secrets.

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

REE’s research and development efforts in relation to its Softwheel products have been partially financed through royalty-bearing and non-royalty bearing grants from the IIA in the total amount of $1,214,748 As of December 31, 2022, REE’s remaining contingent obligation with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately $727,000.

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

The Class B Ordinary Shares have 10 votes per share, while shares of Class A Ordinary Shares have one vote per share. REE’s Founders, Daniel Barel and Ahishay Sardes, hold all Class B Ordinary Shares granting each of them, when combined with each of their holdings of Class A Ordinary Shares, approximately 42.5% of voting power and together approximately 85.0% of the voting power of REE as of February 28, 2023. See “Item 7A. Major shareholders”. As a result, if they act together, they will be able to control matters submitted to REE’s shareholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets or other major corporate transactions (although neither Founder individually has a majority of the voting power). REE’s Founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. While the Class B Ordinary Shares do not have any economic rights, this concentrated control may have the effect of delaying, preventing or deterring a change in control of REE, could deprive its shareholders of an opportunity to receive a premium for their shares as part of a sale of REE, and might ultimately affect the market price of shares of Class A Ordinary Shares.

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

Risks Related to REE’s Incorporation and Location in Israel

Political, economic and military conditions in Israel could adversely affect REE’s business.

REE is incorporated under the laws of the State of Israel, and its principal research and development facilities, including REE’s major data centers, are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect its business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. In recent years,

Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired against civilian targets in various parts of Israel, including areas in which our employees, and some of our consultants are located, and negatively affected business conditions in Israel.. In the event that REE’s facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of its facilities, its ability to deliver products to its customer could be materially adversely affected. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our Class A Ordinary Shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

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

Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. Uncertainty surrounding future elections and the outcome of the judicial reform in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

As discussed above, REE is a foreign private issuer, and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to REE on June 30, 2023. In the future, REE would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If REE loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. REE would also have to comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, REE would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

Risks Related to Ownership of the Class A Ordinary Shares

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

As of December 31, 2022, REE had 20,593,770 Class A Ordinary Shares available for future grant under the 2021 Plan and 4,628,524 shares available under the Employee Stock Purchase Plan. There were 105,487,688 Class A Ordinary Shares underlying outstanding options under its equity incentive plans, at a weighted average exercise price of $0.19 per share, 101,146,134 of which were vested and exercisable. Additionally, there were 3,843,240 Class A Ordinary Shares underlying outstanding RSUs under its equity incentive plan

Future sales of large amounts of shares into the public markets may adversely affect the market price of Class A Ordinary Shares.

Pursuant to the Investors’ Rights Agreement between REE, 10X Capital and certain of REE’s shareholder, the Sponsor can demand that REE register its registrable securities under certain circumstances and also has piggyback registration rights for these securities in connection with certain registrations of securities that REE undertakes. REE is also required to use its commercially reasonable effort to maintain the effectiveness of a registration statement under the Securities Act covering such securities and certain other securities of REE, including those held by PIPE Investors. The registration of these securities permits the public sale of such securities. In addition, 177,132,079 shares held by REE’s legacy shareholders became eligible for sale under Rule 144 of the Securities Act upon the expiration of a 180-day lock-up agreement on January 18, 2022. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of REE’s Class A Ordinary Shares.

On August 16, 2022, we entered into an offering agreement, or the ATM Sales Agreement, with BofA Securities, Inc., or BofA, pursuant to which we may offer and sell, at our option, up to $75.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of the date of this Annual Report, we have not sold any of our Class A Ordinary Shares under the ATM Sales Agreement.

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

U.S. Holders of Class A Ordinary Shares may suffer adverse tax consequences if REE is treated as a passive foreign investment company.

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of REE and its subsidiaries, there is a significant risk that REE was a PFIC for U.S. federal income tax purposes for 2022, and REE may be a PFIC for U.S. federal income tax purposes for the current or future taxable years. This is a factual determination that depends on, among other things, the composition of REE’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus a complete determination can only be made annually after the close of each taxable year. Furthermore, the value of our gross assets is likely to be determined in part by reference to our market capitalization, which may fluctuate significantly. Thus, no assurance can be given as to whether REE will be a PFIC in the current or any future taxable year. In addition, REE’s U.S. counsel expresses no opinion with respect to REE’s PFIC status for 2022, current, or future taxable years.

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
Item 4. Information on the Company
A. History and development of the company

REE Automotive Ltd. was incorporated on January 16, 2011, as a company limited by shares under the laws of the State of Israel. We are registered under the Israeli Companies Law and registered with the Israeli Registrar of Companies under registration number 51-455733-9. REE’s principal executive offices are located at Kibbutz Glil-Yam 4690500, Israel, and our telephone number is +972 (77) 899-5200. Our registered agent for service of process is Puglisi & Associates located at 850 Library Avenue, Newark, Delaware 19711, and its telephone number is +1 (302) 738-6680.

Our website is www.ree.auto which we use as a channel of distribution of company information. The information we post through this channel may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

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
Item 4B. Business Overview

Company Overview

REE is an automotive technology company whose mission is to be the cornerstone for zero-emission electric and autonomous vehicles. REE aims to empower global companies, such as original equipment manufacturers, or OEMs, delivery and logistics fleets, dealers, e-commerce retailers, new mobility players, Mobility-as-a-Service providers and autonomous drive companies, in the build-out of any size or shape of electric or autonomous vehicle – from Class 1 through Class 6, focusing primarily on Class 3 through 5 platform models on the P7 EV platform. REE envisions a future where electric vehicles, or EV, and autonomous vehicles, or AV, will be “Powered by REE™”.

REE is in the early stages of commercialization and is actively executing its business plan and establishing strategic collaborations with industry leaders to expand its industry footprint across segments. REE is currently developing its core REEcornerTM technology and EV platforms, as well as full vehicle prototypes leveraging REEcornerTM technology.

REE is targeting OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies. REE’s proposed offering is geared to allow these companies to build entire fleets tailored to their exact needs based on REEcornerTM technology and Powered by REE platforms without the need to be constrained to traditional off-the-shelf EV offerings. REE offers many customer benefits including vehicle design freedom based on exact business requirements, enabling reductions in time-to-market, more space and volume on a given footprint, potentially lowering total cost of ownership, faster development times, advanced driver-assistance systems, or ADAS, compatibility, and reduced maintenance costs and times and compliance with global safety standards.

Recently, REE started establishing a dealership network across the U.S. REE has initially entered into agreements with five authorized dealers: Pritchard EV, Tom's Truck Center, Industrial Power & Truck Equipment, New England Truck Solutions and FMI Truck Sales & Services. Each of these dealers has placed initial orders, which are included in REE’s current order book. REE will offer training to authorized dealers to certify technicians to provide service on REE vehicles, facilitating adoption by fleets. As REE seeks to further expand its dealer network in the United States, it offers financing solutions for its dealers through an agreement with Mitsubishi HC Capital America to provide financing solutions to dealers in the REE network. This agreement is designed to streamline the process of obtaining the financing required for the purchase of REE vehicles.

Additionally, REE is pursing multiple go-to-market paths to significantly accelerate the adoption of EVs by commercial fleet owners and operators. This includes collaborations with partners not only to develop full vehicle offerings but also to provide a comprehensive ecosystem of enabling capabilities and services, such as vehicle financing, batteries, charging infrastructure, after-sales, service and Data-as-a-Service, or DaaS, for a full turn-key solution intended to enable and expedite a smooth transition for our potential customers from internal combustion engine, or ICE, vehicles to EV fleets.

As of March 16, 2023, REE had eight customers in different industries such as vehicle rental and leasing, shipping and logistics, and dealers and 35 firm orders. In addition to their initial orders, REE believes that these customers have the potential to order significant volumes of vehicles. REE is working closely with those customers who require a testing phase in order to optimize this important process and advance to fleet orders. Existing orders include both the Class 3-4 P7-B and Class 5 Proxima Powered by REE. Orders for the P7-B are for cab chassis configurations, while orders for Proxima Powered by REE are for stripped chassis and a full vehicle via partnerships with body upfitter EAVX and Morgan Olson, JB Pointdexter & Co. business units. REE is targeting its first vehicle deliveries in the fourth quarter of 2023 subject to certification and is taking a measured approach to allow time for customer feedback, stabilizing production processes and, most importantly, optimizing our bill of material and production costs.

Market Opportunity

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

•Consumer Preferences Driving EV Adoption. The shift in consumer preference is attributable to consumers’ rising environmental consciousness and increased awareness of the impact of global climate change, improvement in battery technology, the continuing build-out of electric charging infrastructure, increased offerings from automotive manufacturers that are better aligned with consumer demand and the growing comfort with EV range capabilities that is easing “range anxiety” and facilitating adoption. Furthermore, EVs present ongoing energy cost reductions as compared to ICE vehicles, which is of utmost concern with at a time of gas price volatility.

•Significant Growth Anticipated in Last-Mile and Mid-Mile Delivery Market. The rise of e-commerce has led to growth in the transportation services and logistics providers that provide e-commerce services. There is also an increase in demand for delivery vehicles with increased productivity and efficiencies. According to research by eMarketer, global retail ecommerce sales are projected to reach $6.151 trillion in 2023, accounting for 21.5% of total retail sales. According to Statista, this number is forecast to grow by 56% reaching about $8.1 trillion by 2026, proving that ecommerce is becoming an increasingly lucrative option for businesses.

•Mobility-As-A-Service Is Growing Rapidly. According to a January 2023 report by Research Nester, the global mobility as a service market is projected to generate US$800 billion by the end of 2033 representing a CAGR of ~20% from 2023 to 2033. Furthermore, according to Research Nester the market generated revenue of approximately US$200 billion in 2022. This growth is primarily attributable to the growing penetration of mobility as a service worldwide. Growth in MaaS is driving demand for new mobility solutions, such as e-shuttles and e-buses, ride sharing, ride hailing and robo-taxis. REE believes that an EV that can offer maximum space on a small footprint would be well positioned to meet the demand for more passenger space in combination with maneuverability in urban driving.

Our Solution

REE’s products are intended to provide customers with full design freedom to create the broadest range of EVs for current and future applications, based on customers’ specifications and requirements. REE’s technology is being designed to serve mission specific EVs in all shapes and sizes.

REE aims to provide potential and existing customers with a differentiated value proposition:

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

•MaaS and logistics service providers. We are designing REE products to enable MaaS and logistics service providers to develop mission-specific vehicles, customized to their needs, eliminating reliance on limited off-the-shelf vehicle offerings. REE products allow for various levels of customized body, functionality, ADAS capability and service layers, and are designed to allow MaaS and logistics service providers to maximize uptime, usage, and revenue generation for their mission-specific vehicles developed with REE products. In addition, because REE’s EV platforms are fully flat from front to rear, the resulting vehicles offer more interior space for a given footprint. REEcornersTM are easily replaceable, which should allow vehicles developed with REE products to be upgraded in response to evolving technology or needs without a complete redesign. We believe that the ability to upgrade as necessary, paired with REE’s plan for preventative maintenance, quick REEcornerTM swap and over-the-air software upgrades will reduce fleet maintenance costs, as well as simplify spare-parts inventory management.

REE’s Technological Differentiation

REE believes that the automotive industry is at an inflection point.

Industry approaches and their limitations

The design of the average ICE vehicle has remained relatively unchanged over the last century. The typical format of the ICE vehicle has become ubiquitous and consists of an engine positioned between the front or back wheels, with most other critical vehicle systems such as steering, braking, suspension, powertrain and control likewise located centrally between the vehicle wheels. Most EVs in the market locate these components similarly. While this vehicle format is familiar, it is subject to an inherent limitation with respect to compartment space, vehicle function, maintenance and modularity.

REE sees that ICE vehicle and EV manufacturers employ a correspondingly similar strategy to development of new vehicle platforms: vehicle functionality is determined by the OEM mindset trying to forecast and influence future market trends. This means that, during development, most ICE vehicle and EV manufacturers will design and produce individual new vehicle platforms with vehicle models being restricted as to size, shape or functionality. This creates a less nimble development process than is required to respond quickly and effectively to changing market demand and customer preferences unless such demand corresponds with existing “off-the-shelf” offerings. As a result, in trying to address these changes in market preference, ICE vehicle and EV manufacturers are burdened by extremely high capital costs and long development cycles inherent in designing and engineering vehicles.

Consumer preference has continued to shift toward environmentally conscious and low emissions vehicle offerings. However, history shows that many OEMs have traditionally viewed reduced and zero-emissions vehicles as “compliance cars,” adding minimal volumes and models to their portfolios for the lowest possible overall costs (including investment and variable per-unit costs) necessary to achieve fleet compliance. This has resulted in scarce alternative powertrain resources to be dedicated to plug-in hybrid vehicles, or PHEVs, and other hybrid powertrain or low-demand battery electric vehicles variants. Lacking internal know-how and experience in electrification, many OEMs are now being forced to look beyond their internal EV technology to meet increasing consumer demand for EVs and to satisfy expanding regulatory requirements.

REE’s technology approach

REE aims to provide a modular, power-and driver-agnostic, EV platform able to power the broadest range of EVs through the facilitation of modular and customizable “top hats,” the vehicle body and cabin, based on customer specifications without requiring significant modification to REE’s products. We believe that this approach differentiates REE from other EV players, who often must substantially redesign and reengineer their vehicles in order to meet market demand, which typically results in a significant expenditure of time and capital on architecture integration, unique performance requirements, different market requirements and full crash structure development and testing, resulting in expensive and lengthy vehicle projects.

Innovation is at the core of REE's DNA. This is what drives us, throughout the development process all the way down to the architecture of every detail of our design. We have designed REEcorners’ by-wire steering, braking and drive to deliver better stability and greater maneuverability, leading to better performance overall.

Each REEcorner is also engineered with redundancy to maintain top performance and safety. However, in the unlikely event of one corner suffering a critical malfunction, the other three corners are designed to serve as a backup. REEcornersTM are also designed to be future-proof, geared to accommodate sensors for robust data gathering, allowing for storage, analytics, and decision-making processes for multi-dimensional Data-as-a-Service capabilities and being capable of being controlled by an AD stack instead of manual driver input. Having REEcornersTM at core of our technology is a market differentiator.

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

REE’s plans to use its proprietary x-by-wire technology with full drive-by-wire, brake-by-wire and steer-by-wire technology, or X-By-Wire control technology, resulting in no mechanical linkages between the handwheel and the pedal box to the actuators on the REEcornersTM, or between the REEcornersTM themselves. Each REEcornerTM is a standalone system that offers several technological advantages:

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
•Utilization of a fully sprung, chassis – embedded propulsion system, which is expected to be more reliable, safe, longer-lasting and easier to maintain than hub-motors.

Our Competitive Strengths

We believe that REE’s disruptive technology and business model are unique to the EV industry and will offer a number of competitive strengths.

Scalable and modular architecture for broad range of EVs

REE believes that the exceptionally compact design of the REEcornerTM and the approach to component layout will facilitate platforms that are highly modular and scalable for the creation of mission-specific vehicles that are the ideal fit for different sizes and shapes of vehicles, for a variety of applications. By basing the platform on one interchangeable part, the REEcornerTM, REE expects to reduce expense in research and development, testing and manufacturing, enabling it to develop and scale future products at a significantly lower overall cost. In addition to significant anticipated cost-savings advantages, REE believes that its modular architecture will allow it to bring EV platforms and vehicles to market more rapidly and thus respond more effectively to increasing mass market demand for commercial EV solutions in numerous industry sectors. Further, by designing the REE platform to be uniquely flat, we seek to enable a wide range of body configurations with high design freedom and efficiency of space at a fraction of the cost.

Unique approach to target massive and growing market

REE believes that its focus on the REEcornerTM architecture allows it to complete, and not compete with, other EV players, such as OEMs, mobility and logistic players. We aim to allow other EV players to concentrate on their core service offerings and get to market faster at a significantly lower cost, improving their competitive edge as well as creating new e-mobility services. REE embraces traditional Tier 1 suppliers and their global manufacturing capacity, instead of directly competing with them.

Groundbreaking and proprietary technology

REE has designed a fully flat EV platform, purposefully engineered with a goal of maximum space efficiency and modularity to support a wide range of vehicle applications in the business-to-business, or B2B, market. We believe that platforms using REEcornersTM will present significant functional and operational advantages over conventional EV “skateboards” currently available in the market and will enable superior vehicle specifications for cargo volume/length, payload, maneuverability and battery capacity. REE technology is also designed to enable enhanced operational efficiencies due to low center of gravity, high durability, long lifecycle and superior product ergonomics (low step-in height affords easy and fast embarking and disembarking from vehicle, high driver visibility thanks to enhanced field of vision and optimal driver ergonomics).

REE’s development of proprietary X-By-Wire control technology challenges century-old automotive concepts. REE expects that its X-By-Wire control technology is expected to enable lower total cost of ownership through expedient REEcornerTM replacement, over-the-air updates and hardware upgrades. REE’s data analytics capabilities may be used to further reduce total cost of ownership via intelligent preventative maintenance features.

Our track record of invention and early development of products has afforded REE many years to innovate across hardware and software, which we believe has created substantial advantages in the targeted markets as a result of our industry know-how and proprietary trade secrets. Our research and development efforts have resulted in a strong intellectual property portfolio, and REE has filed for patent protection for several of its key inventions across key markets of the world, resulting in as of March 16, 2023 approximately 145 active or pending patent applications for EV products, component systems, testing and enhanced product manufacturability, of which approximately 34 are granted patents and 111 pending applications. Granted patents are related to corner modules encompassing entire vehicle sub-systems for controlling the operation of the vehicle, such as unique suspension, steering, powertrain, and in-corner brake systems, installation and swapping of corner modules and communication and control systems for operating individual corner modules and vehicle platform.

CapEx light and flexible manufacturing approach

REE is currently and plans to continue manufacturing its products via a global network of Tier 1 suppliers with point-of-sale assembly and assemble components at our first Integration Center in the UK which opened in 2022. REE plans to operate additional Integration Centers in the United States and Asia based on market demand as part of our global manufacturing footprint strategy. With each Integration Center designed to produce up to 10,000 vehicle sets (the equivalent of 40,000 REEcorners) a year, REE is expected to maintain a comparatively asset-light enterprise that can further help to increase global growth and market penetration.

Attractive customer value proposition and superior total cost of ownership

EVs aim to have lower TCO than ICE vehicles. REE believes EVs built on its products will have a lower TCO than those of its EV competitors. REE’s total cost of ownership advantages are expected to derive from its expected competitive purchase price due to its asset-light manufacturing model, low costs of operations due to anticipated greater cargo volume and lower maintenance costs due to the REEcorner’sTM durable design. REE plans to work with strategic partners to provide preventative maintenance services through smart service and artificial intelligence in combination with over-the-air updates that seek to ensure maintenance is performed before a part will fail. This is expected to offer significant savings by eliminating unnecessary part replacements and drastically reduce downtime.

REE’s Go-To-Market Strategy

REE aims to provide potential customers with EV solutions to fulfill their needs. REE can provide either REEcorner technology and Powered by REE EV platforms on top of which companies can then build their ideal vehicles customized to their specific requirements based on REE’s disruptive tech.

Additionally, REE aims to provide complete commercial EVs through partnerships with industry-leading companies, OEMs and top-hat upfitters. For example, through its partnership with EAVX and Morgan Olson and JB Pointdexter & Co. business units, REE is bringing to market the ‘Proxima Powered by REE’ walk-in class 5 commercial van, which marries REE’s P7 EV platform leveraging REEcorners™ with EAVX’s Proxima body design to provide a turnkey solution with advantages including low load floor, greater driver maneuverability and comfort and high driver visibility.

Furthermore, REE is providing complete EVs such as the P7-B box truck, a class 3 box truck built on a P7 cab chassis P7-B designed and built by REE and selected box manufacturers to target strong and growing delivery vehicle market. The P7-B Box Truck configuration offers a low flat floor, all-wheel steer and quick REEcorner swap technology for minimal downtime. In all cases where REE delivers full EVs, REE will not serve as the manufacturer of the complete vehicle, but will rather support a step-by-step homologation of the complete vehicle, taking responsibility on either the REEcorner or the platform levels.

REE is prioritizing customers who have significant market share in the U.S. and that are pioneering the transition to electric vehicles. As of March 16, 2023, REE had eight customers in different industries such as vehicle rental and leasing, shipping and logistics, and dealers and 35 firm orders received. In addition to their initial orders, REE believes that these customers have the potential to order significant volumes of vehicles. REE is working closely with those customers who require a testing phase in order to optimize this important process and advance to fleet orders.

REE continues to conduct additional customer evaluations with prospective fleets, delivery, logistics and ecommerce companies as well as dealers in North America and other major markets around the world. In addition, REE delivered two different prototypes to a leading OEM for testing and validation. One of the vehicles is our P7-B which is undergoing testing and customer evaluations and the other is related to a long-term project.

Recently, REE started establishing a dealership network across the U.S. REE has initially entered into agreements with five authorized dealers: Pritchard EV, Tom's Truck Center, Industrial Power & Truck Equipment, New England Truck

Solutions and FMI Truck Sales & Services. Each of these dealers has placed initial orders, which are included in REE’s current order book. REE will offer training to authorized dealers to certify technicians to provide service on REE vehicles, facilitating adoption by fleets. As REE seeks to further expand our dealer network in the United States, REE offers financing solutions for its dealers through an agreement with Mitsubishi HC Capital America to provide financing solutions to dealers in the REE network. This agreement is designed to streamline the process of obtaining the financing required for the purchase of REE vehicles.

REE intends to initially target commercial and MaaS markets served by our P7 EV platforms, followed by additional market segments. By focusing product designs on the needs of these markets, we seek to build strong customer relationships with fleet operators and capture a significant market opportunity as the broad trend of vehicle electrification continues. Within this trend, REE believes that fleet operators will be drawn to the reliability of operations, the lower TCO and high uptime of EVs, particularly as EVs achieve cost parity with ICEs. Furthermore, REE believes that fleet operators will be drawn to the customizable design of REE products, which seeks to facilitate mission-specific vehicles to optimize fleet utilization. Fleet usage, which most times may involve multiple shorter trips within range of a central base rather than long-distance travel, can reduce the “range anxiety” that has also been a limiting factor in EV adoption.

REE believes that it is well-positioned to capitalize on additional significant opportunities available in addressing the ever-growing demand for electric mobility. We also believe that the rapid growth in the logistics and transportation markets, when combined with the global shifts in regulation and consumer preference toward sustainability, offers an opportunity to build a reliable business model via a new integrated e-mobility strategy. REE aims to collaborate with prominent automotive market participants to bring mission specific EVs to the market in either of the following two approaches:

•Lead Mode — REE is working directly with existing and potential B2B customers and dealers to provide the relevant REE product line ranging from only REEcornersTM to the entire REEplatformTM and through to full vehicles such as the P7-B class 3 box truck.

•Consortium Mode — Where a full vehicle is required, REE is building collaborations with traditional and new OEMs. REE will provide REE products, ranging from REEcornersTM only to the entire REEplatformTM, and the OEM partner will provide the remaining vehicle components, top-hat and homologation. With this approach, REE seeks to split the revenue from each program with its OEM partner based on pre-agreed terms, such as case of Proxima Powered by REE where REE partnered with JB Pointdexer to provide a full vehicle.

To effectively go-to-market, over the next few years, REE believe that it must continue to develop and grow its customer and dealer base by signing additional collaboration, sales and distribution agreements with leading customers and dealers in multiple addressable market segments, convert its existing purchase orders into scale orders, advance its collaboration and distribution agreements into test fleet purchase orders followed by scale orders when it becomes commercially advantageous to do so, increase its execution capabilities by expanding its relationships with suppliers and building out its Integration Centers, subject to market conditions, and develop a support network capable of servicing REE-powered vehicles in the field.

REE must successfully complete certain development activities in order to meet its expected production timeline. REE is targeting to P7 product certification in the second half of 2023 with initial deliveries slated for the fourth quarter of 2023. During 2022, REE completed all P7 concept validation of both corner and platform design. To support this REE has built and tested a range of engineering vehicles and continued to mature the production intent designs with feedback from this testing. Design for manufacturing activities has been run in parallel to ensure the Integration Center assembly line is ready to support volume production timelines. REE is targeting to complete P7 product certification in the second half of 2023 with initial deliveries slated for the fourth quarter of 2023.

As of December 31, 2022, REE’s team of 291 employees, including engineers, scientists, technicians and staff is committed to achieving the necessary milestones to meet its current production and commercialization timelines. In February 9, 2023, we took steps to lower our expenses through a targeted reduction in headcount of approximately 11% of the Company’s workforce.

REE’s Products

REE has developed core innovations which make up the foundation of its products. REE’s products contain a number of key technological advancements and critical design functions, which we believe provide distinct advantages over competitor offerings:

1.REEcorner™ - Our revolutionary, award-winning REEcorner™ is a compact module that integrates critical vehicle drive components (steering, braking, suspension, powertrain and control) into the area between the chassis and the wheel. Each REEcorner™ is an independent assembly controlled by its own ECU, which controls corner level functions. REEcorner™ can be integrated into full vehicles or chassis and our approach can meet the electrification needs across a diverse set of potential customers. REEcorner technology leverages X-By-Wire control technology to control each REEcorner™ of the vehicle, eliminating all mechanical connections between the REEcorners and the steering wheel and pedals in the passenger compartment and the wheels and braking systems. Steering, braking and acceleration is performed entirely through electrical control and is fully redundant facilitating fail-operational function of each REEcorner™ (hardware and software). By controlling each REEcorner™ independently we aim to provide a more reliable and safer ride as well as facilitate vehicle maneuverability in the most suitable manner depending on road conditions and drive requirements. REE’s X-By-Wire control technology design also offers weight savings and safety advantages. Eliminating the steering column removes a common source of serious injury in frontal collisions. This technology should also offer customers a more responsive and smoother driving experience, Lastly, X-By-Wire control technology will be essential for our longer-term vehicle strategy, paving the way for advanced autonomous driving (autonomous level 4/5), wherein a mechanical steering column will no longer serve a central function.

2.REEplatformTM – REEplatformsTM are built on top of the REEcorners. Fully-flat from end-to-end, REE’s EV platforms can carry more passengers, cargo and batteries as compared to traditional platform builds of both ICE vehicles and conventional EVs. The unique design of the REEplatformTM allows for the addition of a modular and customizable top hat/cabin design based on customer specifications, without requiring significant modification to the platform. The smaller footprint and lower center of gravity is expected to also allow for taller body designs yielding more volumetric efficiency and lower step-in height.

3.P7 EV Modular Platform. Fully flat from end-to-end, the P7 modular platform (“P7 Platform”) is designed for commercial delivery vehicles and walk-in vans. The P7 Platform enables efficiencies for fleets, offering a low, fully flat chassis for vehicles in Classes 3-5, and approximately 35% more cargo space for a given footprint than comparable commercial vehicles, all with optimized TCO. EVs and AVs built on top of P7 Platforms are designed to achieve driving ranges of up to 370 miles with max speeds of 80 mph and supporting payload of 8,000 lbs. Upfitters and other manufacturers looking for full design freedom can also take REE’s stripped chassis or chassis cabs for maximum dimensional flexibility for specialty equipment.

4.Proxima Powered by REE – a class 5 fully drive-by-wire walk-in step van that is comprised of an EAVX and Morgan Olson body paired with REE’s fully-flat, modular P7 chassis and x-by-wire technology. Proxima Powered by REE is designed to provide operational efficiencies and flexibility that can be scaled across further applications and classes 2b-6 for both the body and the chassis, with modularity and design freedom in mind. Benefits of the Proxima body on REE’s P7 include its significantly improved aerodynamics, enhanced driver ergonomics, increased driver visibility and overall safety and enhanced maneuverability to reduce TCO, thereby easing the transition to electric for fleets. It also helps fleets meet ever-increasing demands facing the industry, including increased consumer deliveries and continued driver shortages.

5.P7-B Box Truck - a class 3 box truck built on a P7 cab chassis with REE’s all-wheel drive and all-wheel steer for exceptional vehicle control, leading to better handling and safety in adverse conditions. The driver-focused cabin is designed for optimal commercial usage, durability and productivity. The P7-B aims to reduce TCO to help facilitate fleets’ transition to EVs. The all-by-wire electric truck targets the important and growing commercial EV mid- and last-mile delivery market, with applications such as 16-foot vans and delivery trucks. It was built in response to market needs and represents a potential opportunity for REE to present fleets with complete vehicles.

Each of the component systems that form our REEcorners™ and platforms are being engineered for optimal performance. REE places a strong emphasis on functional integration, allowing for increased modularity. This is aimed to reduce the total number of parts, platform size and weight, ultimately providing more useable interior space in the vehicle cabin and a more overall cost-effective EV offering. By leveraging our modular REE products, along with our efficient design and streamlined production process, we anticipate that new vehicle models can be developed and produced in as little as 18 to 24 months. REE is developing the technology for the core hardware and software for its REEcorner™ in house and pursuant to development agreements with certain strategic partners, with the goal of achieving superior vehicle dynamics while setting the highest bar for safety.

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

Environmental, Social and Governance (ESG) Practices

As an automotive technology company with a vision to become the cornerstone of tomorrow’s zero-emission EVs, REE is committed to operating in an ethical and sustainable manner while maximizing our ability to positively impact our environment and society. We are building the foundation of a leading environmental, social, and governance (ESG) program that benefits all our stakeholders including, customers, partners, employees, and the communities where we work. We are committed to aligning with leading industry best practices and are establishing company-wide policies that outline the Company’s standards for all business operations. As we grow our ESG program, we are also developing our internal data collection and disclosure capabilities to ensure we can meet investor expectations and comply with regulatory bodies’ proposed ESG tracking and reporting obligations.

REE’s Manufacturing Approach

REE is manufacturing and plans to continue manufacturing its products via a global network of Tier 1 partners and suppliers. In doing so, we seek to reduce our up-front capital investment and eliminate recurring fixed costs and overhead that would be required for REE to own and operate its own product assembly facilities. REE believes this will enable us to remain a comparatively asset-light enterprise, which will further help to increase its operating margin and overall return on investment.

Supply Chain Developments

In November 2021, REE entered into an agreement with American Axle & Manufacturing Holdings Inc., or AAM, a leading global automotive supplier of driveline technologies, to supply a jointly developed compact, high-performance 3-in-1 electric drive unit, or EDU, which includes motor, inverter, and gear box for the REEcorner™ module, with initial application in the P7 delivery van program. In January 2022, REE and AAM displayed an EDU system and jointly hosted an event at CES to discuss how our collaboration is well-positioned to take advantage of the fast-growing electrification market. In addition, REE entered into an agreement with Brembo S.p.A, or Brembo, a global leader in brake technology, to jointly develop and supply a braking system for REEcorner™ and EV platforms with initial focus on the P7 delivery van program. Brembo delivered systems for the prototype sample stage in the fourth quarter of 2022.

In addition, in January 2023, REE named Microvast Holdings, Inc., or Microvast, a technology innovator that designs, develops, and manufactures lithium-ion battery solutions, as the battery pack supplier for REE’s commercial EV platforms.

Pursuant to the agreement, Microvast will offer high-energy lithium-ion battery packs which will contribute as the energy storage system for “Powered by REE” EV platforms.

Operational Developments

REE has built its first UK Integration Center and highly automated launch factory in Coventry, UK in 2022 for product assembly and validation. All major equipment is in place, and we have production capacity for 10,000 vehicles sets annually. REE plans to build Integration Centers in the United States and Asia, which are planned to be completed in the future based on market demand as part of our global manufacturing strategy. REE’s CapEx-light manufacturing approach and Integration Centers are designed to enable the company to remain a comparatively asset-light enterprise, helping to increase operating margins and return on investment and reduce the carbon footprint of its operations by leveraging its global network of Tier 1 partners’ manufacturing capacity, with full point-of-sale component assembly and testing set to take place in REE’s Integration Centers. REE’s UK Integration Center and UK Engineering Center, as well as its headquarters and research and development center in Israel, are ISO-9001 certified.

REE is now in the production and certification execution phase and is focused on passing required testing of its x-by-wire technology. Additionally, REE is accumulating durability and validation miles according to plan to support certification, which is expected to be completed in the second half of 2023. Reaching production intent phase is an important step in REE’s product maturity. As REE continues its validation and verification protocols, as of March 16, 2023, REE had ordered components for 25 P7 vehicles and submitted production forecasts with our suppliers for its main components through 2024. During the fourth quarter of 2022, REE commenced the build of the first batch of P7 production intent vehicles, which was completed subsequent to the quarter, and REE validated the assembly process and dry cycled its modular production line comprised of 13 highly automated manufacturing cells.

Subject to market demand and economic viability, we plan to add additional Integration Centers with capacity for REEcorners™ that would support future growth and market demand. The size of each future Integration Center is expected to be approximately 130,000 square feet. Each future Integration Center will be designed, if so designated, to be highly scalable and be deployed locally in major metropolitan cities worldwide. REE plans to locate its future Integration Centers close to its potential customers and dealers. The presence of REE’s future Integration Centers in numerous communities worldwide is expected to support local job creation and create taxable income for local governments and municipalities. The initial capital investment required for each future Integration Center is estimated to be approximately $15 million to $30 million based on whether such Integration is only producing REEcorners™ or is also producing the REEplatformTM.

Intellectual Property

General

REE’s ability to protect its intellectual property is paramount to our business. We rely upon a combination of protections afforded to owners of patents, designs, copyrights, trade secrets, and trademarks, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect REE’s intellectual property rights. In addition, industry know-how and unpatented trade secrets in the fields of research, development and engineering are an important aspect of REE’s business by ensuring that its technology and strategic business assets remain confidential. REE pursues patent protection when we develop a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings.

Patents

As of March 16, 2023, REE has approximately 145 pending and registered patents in the U.S. and globally, of which approximately 34 are granted utility patents. In addition, REE has families of design patents registered globally. REE’s patent applications are directed to, among other things, EV products, component systems and enhanced product manufacturability, for example, corner modules, flat chassis, electrical and control systems, brake systems, wheel assemblies, and testing. We regularly review our development efforts to assess the existence and patentability of new inventions, and REE is prepared to file additional patent applications when we determine it would benefit REE’s business to do so.

Trademarks and Service Marks

REE pursues global registration of its domain names and products and services trademarks. We use registrations to protect many of the trademarks used in our business. We also claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion. As of March 16, 2023, REE has successfully registered Trademarks for “REE” and “R3E” in 8 jurisdictions and also have trademarks for “REEcorner” and “Powered by REE” pending or registered globally.

Government Regulation

REE’s EV platform is subject to, and REE is required to comply with, the U.S. National Traffic and Motor Vehicle Safety Act, as amended, and numerous regulatory requirements established by the National Highway Traffic Safety Administration, or NHTSA, an operating administration of the U.S. Department of Transportation, or DOT, including applicable Federal Motor Vehicle Safety Standards, or FMVSS. REE intends for the REEplatformTM to fully comply with all applicable FMVSSs without the need for any exemptions and expects future REE products to either fully comply or comply with limited exemptions related to new technologies. Additionally, there are regulatory changes being considered for several FMVSSs, and while REE anticipates being in compliance with the proposed changes, there is no assurance until final regulation changes are enacted.

Numerous FMVSSs will apply to REE’s products, such as brakes requirements and EV-specific requirements. REE will also be required to comply with other federal and state laws and regulations, including, among other things, ensuring its products do not contain defects related to motor vehicle safety, recall requirements, GHG and electric vehicle reporting, reporting required notices, bulletins, and other communications, Early Warning Information reporting, foreign recall reporting and owner’s manual requirements.

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

Additionally, the REEplatformTM is subject to non-U.S. safety, environmental and other regulations. Many of those regulations are different from those applicable in the U.S. and may require redesign and/or retesting. For example, the EU has established new approval and oversight rules requiring that a national authority certify compliance with heightened safety rules, emissions limits and production requirements before vehicles can be sold in each E.U. member state. These changes could impact the rollout of new features in Europe.

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

In addition, we have the following facilities that we consider to be material as well as certain immaterial facilities:

1.In February 2022, REE entered into a lease agreement for its UK Engineering Centre and Launch Factory, which is located in Coventry, UK. The facility is approximately 130,000 square feet (approximately 12,077 square meters), under a lease agreement that expires in 2032. REE utilizes this facility for engineering, process validation activities, along with product assembly operations.

2.REE’s operates a testing facility in MIRA Technology Park in the UK for an approximately 4,693 square foot (436 square meter) facility. REE utilizes this facility for product engineering design, validation, verification and testing, as well as product homologation. REE’s lease for this facility expires in April 2025 and REE has no plans to extend the term of such lease.

3.In March 2022, REE entered into a lease agreement for its Austin, Texas headquarters. The facility is approximately 118,132 square feet (10,975 square meter), under a lease agreement that expires in 2032. REE intends to utilize this facility for assembly operations.

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
A. Operating results.
The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2022 and 2021 and related notes and the information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with US GAAP.
For a discussion of our consolidated statements of operations for the years ended December 31, 2021 and 2020 and our cash flows for the years then ended, see the section “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F (File No. 001-40649), as filed with the SEC on March 28, 2022.

Key Factors Affecting Operating Results

REE is an early-stage growth company in the early commercialization stage and believes that its performance and future success depend on several factors that present significant opportunities for it, but also pose risks and challenges, including those discussed in the section of this Annual Report titled “Item 3.D. Risk Factors”.

Recent Developments

On September 23, 2022, REE announced the results of the Company’s previously announced offer to each holder of the Company’s outstanding (i) public warrants to purchase Class A ordinary shares (the “public warrants”), and (ii) related private placement warrants to purchase Class A ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”) to receive 0.20 Class A ordinary shares, in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the Offer and the Company’s accompanying solicitation of consents from holders of the warrants to amend the warrant agreement governing the warrants (the “Warrant Amendment”), which Warrant Amendment permitted the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 Class ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. The

Company issued 3,062,450 Class A ordinary shares in exchange for all outstanding warrants. On October 7, 2022, Nasdaq issued a notification of removal of the warrants from registration.

Market Trends

REE’s strategic plan is based on what it believes is a market shift to electric vehicles. REE has observed increase support for EVs in recent years as Tesla has become a dominant player in a once insular automotive industry. Additionally, in 2021 traditional OEMs have announced that they will transition their resources to producing EVs. Whereas EVs were traditionally marketed to niche areas, we now see traditional OEM’s establishing waiting list for customers who want to purchase the electric version of their mainstream vehicles.

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

Key Components of Statements of Operations

Revenue

REE has not begun significant commercial operations and currently has no significant revenues. Once REE reaches commercialization and commences production and sales of our products, we expect that the significant majority of our revenue will be derived from direct sales to OEMs, dealers, logistics and technology companies and, thereafter, other related products and services within the REE ecosystem.

Cost of Revenue

Cost of revenue relates primarily to share-based compensation expense and expenses related to non-recurring engineering. Once REE reaches commercialization and commences production of our products, we expect cost of revenue to include vehicle components and parts, including batteries, raw materials, direct labor costs, warranty costs and costs related to the operation of manufacturing facilities.

Research and Development Expenses, Net

Research and development expenses consist of costs associated with the employment of REE’s engineering staff, including share based compensation, third-party engineering consultants, development projects such as corners programs and component programs and program consumables, costs associated with REE’s properties, and depreciation of REE’s fixed assets. REE expects research and development expenses to increase as we continue to develop our products, components, technology and software.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist of costs associated with employment of REE’s non-engineering staff, including share based compensation, legal, insurance, accounting and consulting expenses, travel and marketing expenses such as public relations activities and trade shows, costs associated with REE’s properties, and depreciation of REE’s fixed assets. REE expects selling, general and administrative expenses to increase as our overall activity levels increase due to the construction and operation of facilities and costs associated with being a public company.

Finance Income (Expense), Net

Finance income (expense), net consists primarily of interest income and foreign exchange gains or losses offset by bank fees. Foreign currency exchange gains or losses related to changes in the value of our non-U.S. denominated financial assets, primarily cash and cash equivalents. As of December 31, 2022, we did not have any indebtedness for borrowed amounts. Interest income consists of interest earned on our cash, cash equivalents, and short-term investments. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table sets forth REE’s historical operating results for the periods indicated:

	December 31, 2022	December 31, 2021	$'000 Changes	% Changes
	USD in thousands
Revenue	$—	$6	$(6)	(100)%
Cost of sales	547	995	(448)	(45)%
Gross loss	(547)	(989)	442	(45)%

Research and development expenses, net	78,225	252,424	(174,199)	(69)%
Selling, general and administrative expenses	49,200	262,083	(212,883)	(81)%
Total operating expenses	127,425	514,507	(387,082)	(75)%
Operating loss	(127,972)	(515,496)	387,524	(75)%

Income from warrants remeasurement	17,929	11,024	6,905	63%
Finance income, net	4,371	423	3,948	933%
Net loss before income tax	$(105,672)	$(504,049)	$398,377	(79)%

Income tax expense	1,748	1,281	467	36%
Net loss	(107,420)	(505,330)	397,910	(79)%

Revenue

There was no revenue for the twelve months ended December 31, 2022 and insignificant revenue for the twelve months ended December 31, 2021. REE has not begun significant commercial operations and currently has no significant revenues.

Cost of Revenue

Cost of revenue decreased by $0.4 million, or 45%, from $1.0 million for the year ended December 31, 2021 to $0.5 million for the year ended December 31, 2022. This decrease was primarily due to the write off of inventory of $0.3 million during December 31, 2021 and lower amounts incurred for the work with a strategic partner during for the year ended December 31, 2022.

Research and Development Expenses, Net

R&D expenses decreased by $174.2 million, or 69%, from $252.4 million for the year ended December 31, 2021 to $78.2 million for the year ended December 31, 2022. This decrease was primarily due to decreased share-based compensation expense of $13.2 million incurred during the year ended December 31, 2022 compared to $208.9 million during the year ended December 31, 2021. The decrease in share based compensation expense results mainly from options granted to the Founders prior to the Merger and vested at the time of closing. Excluding this share-based compensation, R&D expenses increased by $21.5 million, or 50%, from $43.5 million for the year ended December 31, 2021 to $65.0 million for the year ended December 31, 2022. This increase was primarily due to costs incurred to open our UK Engineering Center and higher spend related to R&D for the P7 Platform. Additionally, the Company saw increased wages and salaries year-over-year as we expanded our R&D employee headcount.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $212.9 million, or 81%, from $262.1 million for the year ended December 31, 2021 to $49.2 million for the year ended December 31, 2022. This decrease was primarily due to decreased share-based compensation expense of $13.6 million and warrant transaction costs of zero incurred during the year ended December 31, 2022 compared to $238.7 million and $2.9 million during the year ended December 31, 2021. The decrease in share based compensation expense results mainly from options granted to the Founders prior to the Merger and vested at the time of closing. Excluding share-based compensation and warrant transaction costs, selling, general and administrative expenses increased by $15.1 million, or 74%, from $20.5 million for the year ended December 31, 2021 to $35.6 million for the year ended December 31, 2022. For the year ended December 31, 2022, the increase was primarily due to increased wages and salaries as we expanded our non-R&D employee headcount, in addition to increased marketing costs, rent expenses on new facilities, and transaction costs related to the Warrant Exchange.

Income from Warrants Remeasurement

Income from warrants remeasurement, increased by $6.9 million, or 63%, from net financial income of $11.0 million for the year ended December 31, 2021 to income of $17.9 million for the year ended December 31, 2022. The income from warrants remeasurement is from the change in fair value prior to the settlement of the warrant liability recognized in our statement of comprehensive loss.

Financial Income, Net

Financial income, net increased by $3.9 million, or 933%, from net financial income of $0.4 million for the year ended December 31, 2021 to $4.4 million for the year ended December 31, 2022. The increase in financial income, net was primarily comprised of bank deposit and short term investment income and foreign currency gains.

Income tax expense

Income tax expense, increased by $0.5 million, or 36%, from $1.3 million for the year ended December 31, 2021 to $1.7 million for the year ended December 31, 2022. This increase was primarily due to the recognition of an uncertain tax position.
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

REE expects its capital expenditures and working capital requirements to continue in the near future, as it seeks to produce the REE products, develop its customer support and marketing infrastructure and continue its R&D efforts. As of December 31, 2022, REE’s cash and cash equivalents were $56.8 million and its short term investments were $96.9 million. We expect that our existing cash and cash equivalents and short term investments will be sufficient to achieve initial production of our P7 platform and continue to advance other commercial activities. However, additional funding will be required for a variety of reasons, including, but not limited to, delays in anticipated schedule to complete the design, certification or delivery of the REE products. In addition, REE’s budget projections may be subject to cost overruns for reasons outside of its control and it may experience slower sales growth than anticipated, which would pose a risk to REE achieving cash flow positivity.

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

On August 16, 2022, we entered into the ATM Sales Agreement with BofA pursuant to which we may offer and sell, at our option, up to $75.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of December 31, 2022, we had not sold any of our Class A Ordinary Shares under the ATM Sales Agreement.

As an early-stage growth company in the early commercialization stage, the net losses REE has incurred since inception are consistent with REE’s strategy and budget. REE will continue to incur net losses in accordance with its operating plan as REE continues to expand its operations to meet anticipated demand.

Cash Flows Summary

Presented below is a summary of REE’s operating, investing and financing cash flows:

	December 31, 2022	December 31, 2021
	USD in thousands
Net cash provided by (used in)
Operating activities	$(112,585)	$(59,139)
Investing activities	(106,835)	(748)
Financing activities	2,430	291,295
Net change in cash and cash equivalents and restricted cash	$(216,990)	$231,408

Cash Flows from Operating Activities

REE’s cash flows used in operating activities to date have primarily resulted from costs related to development of its products, payroll, fluctuations in accounts payable and other current assets and liabilities. REE expects to continue incurring expenses on operating activities until it begins to generate sufficient cash flows from its business.

During the year ended December 31, 2022, operating activities used $112.6 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $107.4 million before deducting non-cash charges of $13.2 million, consisting primarily of share-based compensation of $26.9 million and depreciation, amortization, and accretion expense of $4.3 million, offset by the change in warrant valuation of $17.9 million and a change in operating right of use asset and liability, net, of $7.9 million.

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

Cash Flows from Investing Activities

REE’s cash flows used in investing activities to date have been primarily comprised of short term investments and cash outflows for tangible fixed assets (plant and equipment). REE expects investing activities to include cash inflows from maturities of short term investments offset by costs related to our Integration Centers.

Net cash used in investing activities was $106.8 million for the year ended December 31, 2022, which was primarily due to $11.1 million cash outflows for fixed assets (plant and equipment) and $139.9 million purchase of short-term investments, offset by the maturity of short-term investments of $44.1 million.

Net cash used in investing activities was $0.7 million for the year ended December 31, 2021, which was primarily due to $2.4 million cash outflows for fixed assets (plant and equipment) in support of R&D programs offset by the maturity of bank deposits of $1.7 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $2.4 million for the year ended December 31, 2022, which was primarily due to proceeds from the exercise of options and warrants in the amount of $2.4 million.

Net cash provided by financing activities was $291.3 million for the year ended December 31, 2021, which was primarily due to $287.6 million cash inflow from the consummation of the Merger, proceeds from the exercise of warrants of $2.9 million, and proceeds from the exercise of options in the amount of $0.8 million

Debt

Currently, REE has no third-party debt although it may determine, based on changes in its expected cash flow needs or because it deems it beneficial, to incur debt in the future.

Contractual Obligations and Commitments

REE currently leases approximately 3,300 square meters (approximately 35,520 square feet) of office space in Glil-Yam, Israel as our headquarters. This facility accommodates its principal executive, research and development, marketing, design, business development, human resources, finance, information technology, and administrative activities. The lease is for a five-year term with the option to extend the lease period for an additional period of five years.

In Israel, REE leases a warehouse of approximately 1,000 square meters (10,703 square feet) located in Yavne, Israel. The lease is for a two year period commencing on November 27, 2021 with the option to extend the lease for a period of two additional years.

In the United Kingdom, REE entered into a lease agreement for its UK Engineering Centre and Launch Factory, which is located in Coventry, UK. The facility is approximately 130,000 square feet (approximately 12,077 square meters), under a lease agreement that expires in 2032. REE utilizes this facility for engineering, process validation activities, along with product assembly operations. In addition, REE has a lease in Warwickshire with MIRA Technology Park which REE utilizes as a testing facility. The agreement is for a two-year term commencing in April 2021 and has been resigned for another two year period which expires in April 2025.

In the United States, REE entered into a lease agreement for its Austin, Texas headquarters. The facility is approximately 118,132 square feet (10,975 square meter), under a lease agreement that expires in 2032. REE intends to utilize this facility for assembly operations.

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of December 31, 2022, and the years in which these obligations are due. Certain obligations are reflected in our balance sheet, while other are disclosed as future obligations. This table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments due by period
	Total	Less than 1 year	1-5 years	More than 5 years
	USD in thousands
Contractual obligations:
Operating lease obligations	$21,371	4,112	10,719	6,540
Purchase obligations	2,569	2,569	—	—
Total	$23,940	$6,681	$10,719	$6,540

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

REE has invested significant time and expense into research and development with respect to its products. Our research and development activities are primarily located in Israel, and at our UK Engineering Center. REE’s ability to obtain a leadership position in the automotive industry depends in part on its ongoing research and development activities. REE’s research and development team includes engineers and researchers with a diverse range of expertise, levels of experience, and academic backgrounds. REE has a strong combination of engineers with automotive and technology industry experience from Israel, the UK, Germany and the United States who together combine innovative thinking with a common goal of developing a superior EV product for the automotive market. Our research and development department is comprised of approximately 216 employees and external consultants as of March 16, 2023. In 2022, research and development costs accounted for approximately 61% of our total operating expenses.
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
The Israel Innovation Authority

From time to time we may apply to the Israel Innovation Authority (the “IIA”) for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we are not able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing in the year of the payment of such expenses.
D. Trend information.

Other than as disclosed in “Item 5.A. Operating Results — Key Factors Affecting Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Pre-production costs related to long-term supply agreements (Non recurring engineering)

The Company has entered into arrangements with suppliers in which the Company will incur pre-production engineering, development and tooling costs related to products produced for its customers under future potential long-term supply agreements. These arrangements are structured to include various milestones, for which the Company estimates the percentage of completion at each reporting date. The Company is contractually obligated to reimburse the supplier for costs incurred. The Company prepares an internal assessment to determine the percentage complete and validates these amounts with the supplier. The estimate involved in calculating the percentage of completion involve inherent uncertainties and the application of significant judgment. We assess these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained.

Impairment of long-lived assets

Long-lived assets, such as property, plant, and equipment are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. The evaluation of anticipated future cash flows is subjective and is based in part on assumptions regarding expected future operating income, growth rate, cost levels, capital requirements, and market and other applicable trends. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group.

Recently Issued Accounting Pronouncements

See Note 2 to REE’s consolidated financial statements included elsewhere in this annual report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this annual report.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The following table sets forth the name, age and position of each of our executive officers and directors as of March 28, 2023:

Name	Age	Position
Executive Officers
Daniel Barel	44	Co-Founder, Chief Executive Officer and Director
Ahishay Sardes	41	Co-Founder, Chief Technology Officer and Director
David Goldberg*	41	Chief Financial Officer
Yaron Zaltsman*	49	Chief Financial Officer (Incoming)
Joshua Tech	44	Chief Operating Officer
Keren Shemesh	47	Chief Marketing Officer
Avital Futterman	39	General Counsel & Corporate Secretary
Tali Miller	47	Chief Business Officer
Limor Raz	43	Chief People Officer

Directors
Arik Shteinberg (3)	58	Director
Hari Nair (1) (3)	63	Director
Michal Marom-Brikman (1) (2) (3)	54	Director
Ittamar Givton**(1)(3)	70	Director
Hicham Abdessamad**	49	Director
* Yaron Zaltsman has been appointed CFO effective March 29, 2023 replacing David Goldberg, who will remain as CFO until that date.
** Appointment to the board of directors is effective March 29, 2023
(1) Member of our audit committee
(2) Member of our compensation committee
(3) Independent director under the rules of Nasdaq

Executive Officers

Daniel Barel has been the Chief Executive Officer of REE since 2013 and has served as a member of the board of directors since 2013. Mr. Barel is an entrepreneur and businessperson who founded several startups in the fields of medical devices, cyber security and software applications. He serves as chairman of SpecterX, an Israeli data management company he co-founded in 20191. Mr. Barel holds a Bachelor of Arts in Economics and Business Administration from the Hebrew University.

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

David Goldberg joined REE as the Chief Financial Officer in 2022. Prior to REE, Mr. Goldberg held executive roles at Magna International, one of the world’s largest automotive suppliers, where he served as Senior Vice President of Corporate Development and VP Finance & Corporate Development. Mr. Goldberg brings 20 years of experience in corporate finance, mergers & acquisitions and management consulting with progressively senior roles at Morgan Stanley, Bain & Company, Greenhill & Co. and Magna. As REE’s Chief Financial Officer, Mr. Goldberg leads all aspects of the company’s financial functions, strategic industry partnerships and investor relations. Mr. Goldberg holds a Bachelor of Business Administration from the University of Western Ontario.

Yaron Zaltsman has been appointed as REE’s Chief Financial Officer effective March 29, 2023. Mr. Zaltsman brings over 20 years of experience in management roles as a chief financial officer and board member of various public listed companies, overseeing all capital market aspects, financial reports and credit rating matters. Mr. Zaltsman has been involved in leading initial public offerings and fund-raisings and establishing headquarters and subsidiaries with active teams in different countries. Mr. Zaltsman also serves as the managing partner of OTRE Fund from 2022 and as a board
1 REE is also a customer of SpecterX. See “Item 7.B. Related Party Transactions” of this Annual Report for additional information.

member at Megureit Israel Ltd since2020 . From 2017 to 2021 he served as the chief financial officer of Frankfurt Stock Exchange-listed company Fyber N.V., leading its acquisition by Nasdaq-listed company, Digital Turbine, Inc., and as the chief financial officer of A.D.O. Group Ltd, which was listed on the Tel Aviv Stock Exchange, and its subsidiary A.D.O. Properties S.A., which was listed on the Frankfurt Stock Exchange, from 2006 to 2016. Prior to these roles, from 2000 to 2005, Mr. Zaltzman was the Deputy Head of Financial Advisory Services Israel for Deloitte. Mr. Zaltsman is a certified public accountant in Israel and holds a BA in accounting and economics from the Hebrew University and a MBA from Tel Aviv University.

Joshua Tech joined REE in April 2022 as the Chief Operating Officer. Mr. Tech joins REE after serving on Tesla’s Operations Leadership Team as Head of the New Product/Manufacturing Introduction group. Previously, oversaw manufacturing development and launch at a worldwide leader in automotive exterior design, development, and manufacturing, and most recently served as Vice President of Manufacturing and Engineering for one of America’s most advanced construction technology firms, Plant Prefab. Based in the U.S.. Mr. Tech brings over 23 years of experience to REE in complex product development & launch, industrialization, infrastructure development, engineering, supply chain, quality, and operations management. Mr. Tech holds a Cert of Supervisory Management from University of Pittsburgh, a Quality Engineering from Tri County Technical College, a BS of Mechanical Engineering from Penn State University, a BA of Business Administration from Madison University and an MBA of Business Administration from Madison University.

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

Avital Futterman Avital Futterman joined REE in July 2022. Prior to REE, Ms. Futterman served as the VP of Legal Affairs and General Counsel from 2015 through 2022 at Cellebrite, a leading digital intelligence high-tech company. Before that, Ms. Futterman worked at Zellermayer, Pelossof & Co. and SGS as an attorney. Ms. Futterman holds an LLB in Law and a BA in Economics from the Tel-Aviv University, and a Global MBA from Reichman University.

Tali Miller joined REE Automotive in 2018 and is the company’s Chief Business Officer since November 2021, having previously served as the company’s Vice President of Corporate Development. Ms. Miller brings over 20 years of experience in business development, partnerships and M&A activities in the tech, telecom and environmental sectors. Prior to REE, from 2008 to 2015, Ms. Miller led the M&A and regional business development at Miya, an Arison Group company, and from 2005 to 2008, Ms. Miller led partnerships and M&A at the Nasdaq listed companies M-Systems Ltd. and SanDisk. Ms. Miller holds a BA in Economics from Tel Aviv University and an MBA from INSEAD.

Limor Raz has been Chief People Officer of REE since November 2018. Prior to joining REE, she served as Head of HR at Xsight Systems. Ms. Raz holds a Bachelor's degree in Psychology from The Open University of Israel and a Master's degree in Art Therapy/Therapist from Beit Berl.

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

Ittamar Givton has been appointed to REE’s board of directors effective March 29, 2023. Mr. Givton served on the boards of several government entities and public companies in Israel, across the energy, banking, chemical, and communication sectors as well as on the board of the Israeli Stock Exchange. In addition, Mr. Givton served for many years as Managing Director of Automotive Equipment Group in Israel (importer of Suzuki, Man and Bridgestone, among others) and is now serving as Chairman of the Group’s Advisory Committee. Prior to his work in AEG, Mr. Givton held a senior position in the Budget Department of the Israeli Ministry of Finance and later served as VP for Business Development in the Dankner Group. Mr. Givton holds a BA in Economics from Tel Aviv University and an LL.B from the Hebrew University in Jerusalem.

Hicham Abdessamad has been appointed to REE’s board of directors effective March 29, 2023. Mr. Abdessamad is the Chairman & CEO of Hitachi America, Ltd, overseeing the growth objectives of Hitachi’s North America business across key sectors such as Digital, Green & Mobility, and Innovation. Hitachi in North America has a portfolio of 72 companies and 19 R&D facilities operating in 37 states, with over 24,700 employees. Mr. Abdessamad also serves as an advisor on the investment advisory committee (IAC) appointed by the United States Secretary of Commerce, Gina Raimondo. Mr. Abdessamad has held multiple executive roles within Hitachi, including CEO of Hitachi Global Digital Holdings, President and CEO of Hitachi Consulting. Mr. Abdessamad holds a Bachelor of Science degree in Computer Engineering from Suffolk University, Massachusetts, and has completed the Executive Development Program at the Tuck School of Business at Dartmouth College in New Hampshire, and the Executive Leadership Program at the International Institute of Management Development (IMD) in Lausanne, Switzerland.

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

B. Compensation
Compensation of Executive Officers and Directors

The compensation paid by REE and our subsidiaries to our office holders as a group for the year ended December 31, 2022 was $5.5 million. This amount includes $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, car expenses, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. In addition, we incurred $6.4 million of share-based compensation expense related to equity awards made by us to our office holders.

As of December 31, 2022, options to purchase 106,684,790 ordinary shares granted to our office holders as a group were outstanding under our equity incentive plans at a weighted average exercise price of $0.15 per ordinary share. The expiration date of such options is 10 years after their date of grant.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined under the Companies Law) during or with respect to the year ended December 31, 2022. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. We refer to the five individuals for whom the disclosure is provided herein as “Covered Executives”. For purposes of the table and the summary below, “compensation” includes salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or prerequisites such as car, phone and social benefits, as well as undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive (1)
Name and Principal Position	Base Salary	Benefits & Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total
Keren Shemesh, Chief Marketing Officer	$283,000	$109,628	$20,000	$2,325,308	$2,737,936
Limor Raz, Chief People Officer	$283,000	$106,934	$30,000	$778,743	$1,198,677
Hari Nair, Director	$60,000	$—	$—	$1,122,472	$1,182,472
Tali Miller, Chief Business Officer	$400,000	$175,380	$25,000	$334,212	$934,592
David Goldberg, Chief Financial Officer	$366,667	$51,594	$100,000	$379,753	$898,014

(1) In accordance with Israeli law, all amounts reported in the table are based on the cost to REE as recorded in our financial statements for the year ended December 31, 2022.

(2) All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2022.

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

(4) Amounts reported in this column refer to Variable Compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2022.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022 with respect to equity-based compensation, reflecting also equity awards made in previous years which may have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in this Annual Report.

Compensation Policy for Non-Executive Directors

In July 2021, our shareholders amended and re-adopted the compensation policy for our non-executive directors. Pursuant to the amended compensation policy, the non-executive directors are paid an annual cash retainer and receive a fixed annual equity grant. The policy does not provide for the payment of any benefits upon termination of any non-executive director’s service.

Cash retainer. The annual retainer for board membership is $50,000, payable quarterly, with the Chairman of the board of directors paid a supplemental annual fee of $50,000, paid quarterly. The annual retainer for committee membership is $10,000 for audit committee membership, $7,500 for membership of the compensation committee, and $5,000 for membership of each nominating and corporate governance committee. The annual retainer for serving as chair of the audit committee, the compensation committee and the nominating and corporate governance committee is $20,000, $15,000 and $10,000, respectively. To this date, REE has no nomination committee.

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

Option Plans

Key Employee Share Incentive Plan (2011)

Authorized Shares. REE no longer grants awards under the REE Automotive Ltd. Key Employee Share Incentive Plan (2011) (the “Existing Plan”), although previously granted awards under the Existing Plan remain outstanding and governed by such plan. Ordinary shares subject to awards granted under the Existing Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 REE Automotive Ltd. Share Incentive Plan (the “2021 Plan”). As of February 28, 2023, there were a total of 107,175,015 Class A Ordinary Shares subject to outstanding awards granted under the 2011 Plan, which if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or otherwise unexercisable without having been exercised, will become available for issuance under the 2021 Plan.

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

Employee Stock Purchase Plan

The REE Employee Stock Purchase Plan (the “ESPP”) was approved by REE’s board of directors and shareholders on July 21, 2021. The ESPP provides our employees and employees of participating subsidiaries with an opportunity to acquire a proprietary interest in our company through the purchase of shares of Class A Ordinary Shares. With respect to its employees in the United States, the ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and the ESPP will be interpreted in a manner that is consistent with that intent. However, in order to ensure our employees located in jurisdictions other than the United States may receive similar benefits under the ESPP, the Committee may, in its sole discretion, establish subplans to the ESPP that may not qualify under Section 423 of the Code.

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
C. Board practices

Board of Directors

Under the Companies Law and REE’s Amended and Restated Articles of Association (the “Amended and Restated Articles”), our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for day-to-day management of REE. Our Chief Executive Officer is appointed by and serves at the discretion of our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and shall be subject to the terms of any applicable employment or consulting agreements.

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

Director Independence

Nasdaq corporate governance rules require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our board of directors has determined that Arik Shteinberg, Hari Nair, Ittamar Givton (effective March 29, 2023), and Michal Marom-Brikman are independent directors as defined in Nasdaq corporate governance rules.

Audit Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Michal Marom-Brikman, Ittamar Givton (effective March 29, 2023) and Hari Nair. Each member of our audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that Ms. Marom-Brikman is an audit committee financial expert as defined by the SEC rules.

Following the resignation in January 2023 of one of our board members who previously served on the audit committee, we received a notice from Nasdaq that our audit committee is not compliant with the requirement of having three members. We have one year to regain compliance with this requirement.

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

Audit Committee Role

Our board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, SEC rules, and Nasdaq corporate governance rules. These responsibilities include:

•appointing, retaining, and overseeing our independent auditors, subject to ratification by the board of directors, and in the case of retention, subject to ratification by the shareholders;

•pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•overseeing the accounting and financial reporting processes of our company;

• managing audits of our financial statements;

•preparing all reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication, filing, or submission to the SEC;

•recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law, as well as approving the yearly or periodic work plan proposed by the internal auditor;

•reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that may have a material impact on the financial statements;

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

Our compensation committee consists of Michal Marom-Brikman. Ms. Marom-Brikman serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

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

We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

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

D. Employees.
As of December 31, 2022, we had 291 employees and external consultants deployed to REE on a full-time equivalent (“FTE”)2 basis located in the following geographic locations:
2 Number of external consultants deployed to REE is calculated on a full-time equivalent basis. External consultants are converted to full-time equivalents by dividing their actual working hours per month by a full-time standard. As of December 31, 2022 and 2021 we had 14 and 37 external consultants on an FTE basis deployed to REE, respectively, most of which were located in the United Kingdom.

	December 31, 2022	December 31, 2021	December 31, 2020
Israel	133	127	69
United Kingdom	134	119	6
United States	18	14	5
Germany	3	5	3
Other	3	5	1
	291	270	84
The following table shows the breakdown of our global workforce of employees and external consultants deployed to REE on an FTE basis by category of activity as of the dates indicated:

	December 31, 2022	December 31, 2021	December 31, 2020
General and administrative	59	39	13
Marketing	16	16	15
Research and development	216	215	56
	291	270	84
In regard to our Israeli employees, Israeli labor laws govern the length of the work day, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have pension plans that comply with the applicable Israeli legal requirements and we make monthly contributions to severance pay funds for all employees, which cover potential severance pay obligations.
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
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our Ordinary Shares, as of February 28, 2023:

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

The percentage of ordinary shares beneficially owned is computed on the basis of 244,858,193 Class A Ordinary Shares and 83,417,110 Class B Ordinary Shares outstanding as of February 28, 2023.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
The Phoenix Holdings Ltd.(1)	19,195,371	7.3%	—	—%	1.8%
Gil Agmon(2)	17,170,420	6.6%	—	—%	1.6%
Ziv Aviram(3)	16,574,420	6.3%	—	—%	1.5%
M&G Investment Management Limited (MAGAIM)(4)	15,487,262	5.9%	—	—%	1.4%
Clal Insurance(5)	13,758,023	5.3%	—	—%	1.3%
Ari Raved	11,623,729	4.5%	—	—%	1.1%
Executive Officers and Directors
Daniel Barel(6)	41,733,616	14.6%	41,708,555	50.0%	42.5%
Ahishay Sardes(7)	41,708,615	14.6%	41,708,555	50.0%	42.5%
Tali Miller(8)	1,422,214	*	—	—	*
Keren Shemesh(9)	1,133,378	*	—	—	*
Limor Raz(10)	738,828	*	—	—	*
David Goldberg(11)	46,710	*	—	—	*
Josh Tech(12)	—	*	—	—	*
Avital Futterman(13)	—	*	—	—	*
Arik Shteinberg(15)	8,889,254	3.5%	—	—	*
Hari Nair(16)	2,487,186	1.0%	—	—	*
Hans Thomas(17)(18)	1,387,584	*	—	—	*
Michal Marom-Brikman(19)	20,325	*	—	—	*
All Executive Officers and Directors as a Group	99,567,710	28.9%	83,417,110	100.0%	86.5%

*    Less than 1%.

(1)    Based on a Schedule 13G filed on February 14, 2023. According to the Schedule 13G, the securities reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Phoenix Subsidiaries”). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.
(2)    Based on the Company’s Shell Company Report on Form 20-F for the period ended July 22, 2021 filed on July 28, 2021.
(3)    Based on the Company’s Shell Company Report on Form 20-F for the period ended July 22, 2021 filed on July 28, 2021.
(4)    Based on a Schedule 13G filed on January 20, 2023. According to the Schedule 13G, the Ordinary Shares are legally owned by MAGIMs investment advisory clients, and none are directly owned by MAGIM.

(5)    Based on a Schedule 13G filed on October 31, 2022. According to the Schedule 13G, the Ordinary Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd.,or Clal. Includes Clal Insurance Company Ltd. (for Profit Participating Policies) and Clal Pension and Provident Funds Ltd, a wholly-owned subsidiary of Clal Insurance Company Ltd, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. In addition, Clal Insurance Company Ltd. holds shares for its Nostro, which makes independent voting and investment decisions. The address of Clal is 36 Raul Wallenberg Rd., Tel Aviv, Israel.
(6)    Reflects 25,000 Class A Ordinary Shares and 41,708,616 Class A Ordinary Shares underlying options that are exercisable within 60 days of February 28, 2023, with a weighted average exercise price of $0.08 and which expire between January 6, 2027 and July 22, 2031.
(7)    Reflects 41,708,615 Class A Ordinary Shares underlying options that are exercisable within 60 days of February 28, 2023, with a weighted average exercise price of $0.08 and which expire between January 6, 2027 and July 22, 2031.
(8)    Reflects 80,321 Class A Ordinary Shares and 1,341,893 Class A Ordinary Shares underlying options that are exercisable within 60 days of February 28, 2023, with a weighted average exercise price of $0.23 and which expire between May 14, 2028 and January 23, 2030. Does not include 160,643 restricted stock units that vest more than 60 days from February 28, 2023.
(9)    Reflects 58,635 Class A Ordinary Shares and 1,074,743 Class A Ordinary Shares underlying options that are exercisable within 60 days of February 28, 2023, with a weighted average exercise price of $0.31 and which expire between January 23, 2030 and July 9, 2031. Does not include 117,269 restricted stock units that vest more than 60 days from February 28, 2023, and options to purchase 206,939 ordinary shares exercisable at $0.04 per share, expiring between January 23, 2030 and July 9, 2031, that vest more than 60 days fromFebruary 28, 2023.
(10)    Reflects 35,341 Class A Ordinary Shares and 703,487 Class A Ordinary Shares underlying options that are exercisable within 60 days of February 28, 2023, with a weighted average exercise price of $0.32 and which expire between March 25, 2029 and July 9, 2031.Does not include 148,563 restricted stock units that vest more than 60 days from February 28, 2023.
(11)    Reflects 46,710 Class A Ordinary Shares. Does not include 200,000 restricted stock units that vest more than 60 days from February 28, 2023.
(12)    Does not include 100,000 restricted stock units that vest more than 60 days from February 28, 2023.
(13)    Does not include 100,000 restricted stock units that vest more than 60 days from February 28, 2023.
(14)    Does not include 200,000 restricted stock units that vest more than 60 days from February 28, 2023.
(15)    Reflects 4,550,665 Class A Ordinary Shares and 4,338,589 Class A Ordinary Shares underlying options that are exercisable within 60 days of February 28, 2023, with a weighted average exercise price of $1.66 and which expire between December 6, 2028 and May 26, 2030. Does not include 380,318 restricted stock units that vest more than 60 days from February 28, 2023.
(16)    Reflects 618,067 Class A Ordinary Shares and 1,869,119 Class A Ordinary Shares underlying options that are exercisable within 60 days of February 28, 2023, with a weighted average exercise price of $1.20 and which expire between November 28, 2029 and May 26, 2030. Does not include 285,171 restricted stock units that vest more than 60 days from February 28, 2023.
(17)    Reflects 1,387,584 Class A Ordinary Shares. Does not include 291,939 restricted stock units that vest more than 60 days from February 28, 2023. On March 14, 2023, Mr. Hans Thomas resigned from REE’s board of directors.
(18)    Reflects the forfeiture of 1,500,000 Class A Ordinary Shares pursuant to the terms of the Letter Agreement. 10X Capital SPAC Sponsor I LLC is the record holder of 1,284,168 shares reported herein and 10X SPAC Partners SPV LLC is the record holder of 32 shares reported herein. Mr. Thomas has voting and investment discretion with respect to the Class A Ordinary Shares held of record by 10X Capital SPAC Sponsor I LLC and 10X SPAC Partners SPV LLC. On March 14, 2023, Mr. Hans Thomas resigned from REE’s board of directors.
(19)    Reflects 20,325 Class A Ordinary Shares. Does not include 325,821 restricted stock units that vest more than 60 days from February 28, 2023.

Registered Holders

As of February 28, 2023, we had 15 holders of record of our Class A Ordinary Shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 232,189,104 of our outstanding Class A Ordinary Shares, or 94.8% of our outstanding Class A Ordinary Shares as of February 28, 2023. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.

Significant Changes

To our knowledge, other than as disclosed in this Annual Report and in other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

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

Tax Indemnity Agreement

We have entered into a tax indemnity agreement with private placement warrantholders, one of which, is 10X Capital SPAC Sponsor I LLC, or the Sponsor. Mr. Hans Thomas is the founding partner and a director of the Sponsor. On October 19, 2022 the Audit Committee had decided to classify the Tax Indemnity Agreement as an “extraordinary transaction”, considering that such transaction in not executed in the ordinary course of business; Pursuant to section 270(1) and section 272(a) of the Companies Law, on October 19, 2022 the Audit Committee and the Board have determined that it is advisable and in the best interest of the Company to (i) indemnify the private placement warrantholders in the event the ITA determines that a private placement warrantholder is subject to withholding tax or if a private placement warrantholder fails to obtain an ITA Exemption, which indemnity is to take the form of a Tax Indemnity Agreement; (ii) the potential exposure to the Company, as has been calculated by the management of the Company, as of the date of the exchange offer, does not exceed $ 0.2 million; considering that the available funds of the company, which to the Company’s best knowledge, exceed $180 million as of September 2022, and (iii) that the Company’s strength, and the nature and purpose of the aforementioned capital consolidation, such exposure is not material nor does it likely to substantially influence the profitability, property or liabilities of the Company.

Agreements with Directors and Officers

Anti-Dilution Protection. Each of our Founders, Daniel Barel and Ahishay Sardes, were granted 39.4 million additional options to purchase Class A Ordinary Shares, which were triggered by the transactions contemplated under the Merger Agreement (and/or the PIPE Investment).

Joint Ownership Agreement for Company Vehicle. During 2021, REE entered into an agreement with co-founder, director, and CEO Daniel Barel, relating to joint ownership of a company car. REE undertook to provide Daniel Barel with a company car, the value of which is an amount of up to NIS 300,000 to be borne by REE. The excess cost of the car purchased for such purpose has been, and the ongoing fixed cost of the car will continue to be, borne by Daniel Barel. Such car is registered under REE’s name, but Daniel Barel is entitled to an ownership portion of such car, corresponding to the excess acquisition cost thereof borne by him. The full value of the vehicle is recorded in our balance sheet as of December 31, 2022.

Employment of Daniel Barel’s Father-in-Law. During 2021, REE hired co-founder, director, and CEO Daniel Barel’s father-in-law as an employee in the selling, general, and administrative department. He is paid customary compensation for this position.

SpecterX Transaction. On October 29, 2021, REE entered into a license agreement with SpecterX for secure file exchange services. The co-founder and CEO of SpecterX is the brother of co-founder, director, and CEO Daniel Barel. Daniel Barel is also the Chairman of the Board and an investor of SpecterX. Former REE director Hans Thomas is also an investor of SpecterX. Prior to entering into the agreement with SpecterX, REE conducted an extensive analysis of the available solutions, and determined that SpecterX best met REE’s needs. In 2022, REE paid SpecterX $98,982.
Carpentry Services from Nissin Sardes Welding Workshop. During the year ended December 31, 2020, REE engaged Nissin Sardes Welding Workshop to provide carpentry and welding services. Nissin Sardes Welding Workshop is owned and operated by co-founder and Chief Technology Officer Ahishay Sardes’ father and brother.

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

The following table provides information regarding the options to purchase our Class A Ordinary Shares held by each of our directors and officers who beneficially owns 1% or more of our Class A Ordinary Shares as of February 28, 2023:

Name/Title	Number of Shares Underlying Options	Exercise Price	Expiration Date
Daniel Barel, Co-Founder, Chief Financial Officer and Director	41,708,616	$0.00 – 0.61	01/06/2027 - 07/22/2031
Ahishay Sardes, Co-Founder, Chief Technology Officer and Director	41,708,615	$0.00 – 0.61	01/06/2027 - 07/22/2031
Hari Nair, Director	1,869,119	$0.00 – 2.68	11/27/2029 – 05/26/2030
Arik Shteinberg, Director	4,338,589	$0.04 - 2.68	12/06/2028 - 05/26/2030
See “Item 7.A. Major Shareholders” for additional information.

C. Interests of experts and counsel
Not applicable.
Item 8: Financial Information
A. Consolidated Statements and Other Financial Information.
We have appended our consolidated financial statements at the end of this Annual Report, starting at page F-1, as part of this Annual Report.

Legal Proceedings

On December 16, 2022, a lawsuit was filed to the court in Texas, Austin Division, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. REE believes that the lawsuit is without merit and is defending itself vigorously. Given the uncertainty of litigation and the preliminary stage of the lawsuit, the Company cannot estimate the reasonably possible loss or range of loss that may result from this lawsuit. As of December 31, 2022, the Company did not record a loss contingency.

Notwithstanding the foregoing, from time to time, REE may become involved in actions, claims, suits, and other legal proceedings, such as requests to disclose information before initiating derivative cases, arising in the ordinary course of our business, including but not limited to claims related to employment, intellectual property and shareholder matters.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.
B. Significant Changes
No significant changes have occurred since December 31, 2022, except as otherwise disclosed in this Annual Report.
Item 9. The Oﬀer and Listing
A. Oﬀer and listing details

Our Class A ordinary shares and Class A warrants commenced trading on Nasdaq on July 23, 2021 under the trading symbol “REE”. Class A warrants were removed from listing on October 7, 2022. Prior to that date, no public market existed for our ordinary shares.
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

C. Material Contracts

REE has not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

Investors’ Rights Agreement	“Item 7.B. Related Party Transactions”
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

Certain Material Israeli Tax Considerations

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Class A Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations

The following is a brief summary of certain material Israeli tax laws applicable to REE. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of Class A Ordinary Shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of its, his or her personal circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include Israeli residents, partnerships, trusts or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, REE cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to the standard corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 5721-1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above do not qualify for this special deduction are deductible in equal amounts over three years.

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

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 amendment

The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise as of 2017, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, subject to certain conditions and during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident companies — 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty ); (ii) Israeli resident individuals — 20%; and (iii) non-Israeli residents (individuals and corporations) — 20%, subject to a reduced tax rate under the provisions of an applicable tax treaty. Claim of tax benefits afforded by an applicable tax treaty is subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA, allowing for a reduced tax rate.

REE currently does not intend to implement the 2011 Amendment.

New tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax benefits programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company or companies (holding directly at least 90% in the Preferred Company which owns the Preferred Technology Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technology Enterprise, subject to certain conditions) and other conditions are met, the tax rate will be 4% or such lower rate as may be provided in an applicable tax treaty.

REE currently does not intend to implement the 2017 Amendment.

Taxation of our shareholders

Capital gains Tax on Sales of our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale or disposition of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares in Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains taxes applicable to Israeli resident shareholders

An Israeli resident company that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2022). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022) plus an additional excess tax of 3% as described below. Certain Israeli institutions who are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if, among other conditions, the shares were not held through, or attributable to, a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli “body of persons” (as defined in the Ordinance, which includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli body of persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Moreover, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax, to the extent applicable.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such shares may be subject to withholding of Israeli tax at source, and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the ITA may require shareholders who are not liable for Israeli capital gains tax to sign declarations on forms specified by the ITA or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, the ITA may require the purchaser of the shares to withhold tax at source.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

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

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class A Ordinary Shares and/or Warrants, the tax treatment of a partner in such partnership will depend on the status of the owner or participant in the arrangement, the activities of the entity or arrangement, and certain determinations made at the owner or participant level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

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

Subject to certain exceptions, dividends on Class A Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by REE with respect to the Class A Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income”. Moreover, Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit unless the taxes are creditable under an applicable treaty and the holder is eligible for benefits under the treaty and elects its application. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing the holder’s taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Any such gain or loss recognized generally will be treated as U.S. source income or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the U.S. and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. In addition, Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may preclude a U.S. Holder from claiming a foreign tax credit with respect to Israeli taxes on gain from dispositions of Class A ordinary shares unless the U.S. Holder is eligible for benefits under the Treaty and elects its application and other applicable requirements are satisfied. The rules governing foreign tax credits and deductibility of foreign taxes are complex and U.S. Holders are urged to consult their tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

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

Based on the current and anticipated composition of the income, assets and operations of REE and its subsidiaries, there is a substantial risk that REE was a PFIC for U.S. federal income tax purposes for 2022, and REE may be a PFIC for U.S. federal income tax purposes for current or future taxable years.

Nevertheless, whether REE is treated as a PFIC is determined on an annual basis. The determination of whether a non-U.S. corporation is a PFIC is a factual determination that depends on, among other things, the composition of REE’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Furthermore, the value of our gross assets is likely to be determined in part by reference to our market capitalization, which may fluctuate significantly. Thus, no assurance can be given as to whether REE will be a PFIC for the current or any future taxable year. In addition, REE’s U.S. counsel expresses no opinion with respect to REE’s PFIC status for 2022 or current or future taxable years.

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

Additional Reporting Requirements

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Class A Ordinary Shares subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Class A Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Class A Ordinary Shares.

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
J. Annual Report for Security Holders

Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
REE is exposed to a variety of market and other risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate, and inflation risks to minimize any adverse effects on our business as a result of those factors.
Interest Rate Risk
REE holds cash and cash equivalents for working capital purposes. As of December 31, 2022, REE had cash and cash equivalents of $56.8 million, consisting of cash in banks and bank deposits.
Our exposure to interest rate risk primarily relates to excess cash invested in short-term investments with original maturities of less than one year. Our short-term investments as of December 31, 2022 were $96.9 million made up of investments in fixed rates which carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities that have declined in market value due to changes in exchange rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.
Inflation Risk
Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material effect on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our research and development and selling, general and administrative expenses. In recent years, inflation has not had a material impact on our results of operations.
Foreign Currency Risk
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2022, the majority of our cost of revenues and operating expenses were denominated in Israeli Shekels (NIS) and British pounds sterling (GBP) and the remainder in other currencies, primarily euros and U.S. dollars. Our foreign currency-denominated expenses consist primarily of personnel, research and development, rent and other overhead costs. The foreign currency exposure gives rise to market risk associated with the exchange rate movements of the U.S. dollar against the NIS and GBP, respectively.
A 10% strengthening or weakening in the value of the NIS, euro, and British pounds sterling against the U.S. dollar would have decreased or increased our operating income in 2022 by approximately 5.4%, respectively. If the NIS or GBP strengthen significantly against the U.S. dollar, it may have a negative impact on our results of operations.
These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our cost of revenue and operating expenses may change.
As of December 31, 2022, approximately 95% of our cash and cash equivalents were denominated in U.S. dollars. As a result, we are exposed to foreign currency risk. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to U.S. dollars. These measure, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk
We monitor forecasts of our liquidity (comprising cash and cash equivalents and short-term investments). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of incurring expenses associated with the production of the P7 platform. The Company has a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future. The Company expects that it will need to obtain additional financing in order to expand our future operations.
Item 12. Description of Securities Other than Equity Securities.

Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders and Use of Proceeds

On September 23, 2022, REE announced the results of its offer to exchange its outstanding warrants to purchase Class A ordinary shares. REE filed a report on Form 6-K with the Securities and Exchange Commission on that date and the information set forth in that report is hereby incorporated by reference.

Use of proceeds

Not applicable.

Item 15. Controls and Procedures.
Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2022, our internal control over financial reporting was effective.
Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

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

Item 16B. Code of Ethics

REE has adopted a Code of Business Conduct and Ethics, or Code of Conduct, which is applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have made our Code of Conduct publicly available on our website at www.ree.auto. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC, including the instructions to Item 16B of Form 20-F. REE has disclosed Related-Party Transactions in Item 7. of this Annual Report. We believe that the approval process used to authorize these transactions aligns with Israeli law and our Code of Conduct.
Item 16C. Principal Accountant Fees and Services
Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2022, for which audited financial statements appear in this Annual Report on Form 20-F.
The following table presents the aggregate fees billed for each of the two last fiscal years for professional services rendered by Kost Forer Gabbay & Kasierer to the Company:

	December 31, 2022	December 31, 2021
	USD in thousands
Audit Fees	$500	$450
Audit-Related Fees	108	185
Tax Fees	163	657
Total	$771	$1,292
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

Audit committee’s pre-approval policies and procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2022 and 2021 were preapproved in accordance with our policy.
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
Item 16G. Corporate Governance

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq requirements, provided that we disclose those Nasdaq requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the following requirements:

•Distribution of certain reports to shareholders. As opposed to the Nasdaq Listing Rules, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Item 10. Additional Information—Documents on Display” for a description of our Exchange Act reporting obligations.

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

•Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our remuneration committee, Office Holder compensation and any required approval by the shareholders of such compensation. Israeli law and our Articles do not require that the independent members of our Board, or a remuneration committee composed solely of independent members of our Board, determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers of a company. Instead, remuneration of Office Holders is determined and approved by our remuneration committee, and in general, by our Board as well, and in certain circumstances, by our shareholders, as detailed above. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or Special Majority for such approval, are all as set forth in the Companies Law. Thus, we seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Companies Law, including for our Compensation Policy and for certain Office Holder Compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules. All members of our remuneration committee are independent directors under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

•Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, following our “opt-out” of the requirement to appoint external directors, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer). Our independent directors’ conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. Our Board has affirmatively determined that each of Arik Shteinberg, Hari Nair, Ittamar Givton (effective March 29, 2023), and Michal Marom-Brikman qualifies as “independent” under the Nasdaq Capital Market independence standards.

•Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with Nasdaq Capital Market Listing Rule 5635. In particular, under this Nasdaq Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the remuneration committee, board of directors and shareholders are all required, (ii) Extraordinary Transactions with controlling shareholders of publicly held companies, which require the special approval described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law—Transactions with Controlling Shareholders,” and (iii) terms of office and employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Approval of Related Party Transactions under Israeli Law.” In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Compensation of officers” above.
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

Item 19. Exhibits.

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of REE Automotive Ltd., incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2022
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

2.3	Form of Letter Agreement, incorporated by reference to Exhibit 4.9 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
2.4
Investor Rights Agreement, dated as of February 3, 2021, by and among REE Automotive Ltd and certain shareholders of REE Automotive Ltd., incorporated by reference to Exhibit 4.10 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

2.5*	Description of Securities.
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

4.6†*	Compensation Policy for Directors and Officers
4.7
ATM Equity OfferingSM Sales Agreement, dated August 16, 2022, between REE Automotive Ltd. and BofA Securities, Inc., incorporated by reference to Exhibit 1.2 to the Company Registration Statement on Form F-3 (File No. 333-266902) filed with the SEC on August 16, 2022.

8.1	List of subsidiaries of REE Automotive Ltd., incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2022
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1**	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for REE Automotive Ltd.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
____________
* Filed herewith
** Furnished herewith.
† Indicates a management contract or compensatory plan.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REE Automotive Ltd.

Date:	March 28, 2023	/s/ DANIEL BAREL

Daniel Barel
Co-Founder, Chief Executive Officer and Director

REE AUTOMOTIVE LTD.
CONSOLIDATED FINANCIAL STATEMENTS

REE AUTOMOTIVE LTD
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

REE Automotive Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of REE Automotive Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

We have served as the Company’s auditor since 2015.

/S/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 28, 2023

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollar in thousands (except share and per share data)

	December 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$56,762	$275,772
Restricted cash	162	138
Short-term investments	96,857	—
Other accounts receivable and prepaid expenses	11,894	12,162
Total current assets	165,675	288,072

NON-CURRENT ASSETS:
Non-current restricted cash	3,001	1,005
Other accounts receivable	3,337	1,184
Operating lease right-of-use asset	26,061	—
Property and equipment, net	16,939	2,675
Total non-current assets	49,338	4,864
TOTAL ASSETS	$215,013	$292,936

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$6,172	$4,538
Other accounts payable and accrued expenses	11,118	16,018
Operating lease liability	2,748	—
Total current liabilities	20,038	20,556

NON-CURRENT LIABILITIES:
Deferred revenues	943	943
Warrants liability	—	21,034
Operating lease liability	18,623	—
Total non-current liabilities	19,566	21,977
TOTAL LIABILITIES	39,604	42,533

Commitments and Contingencies (Note 9)

SHAREHOLDERS’ EQUITY:
Ordinary and preferred shares	—	—
Additional paid-in capital	897,337	864,911
Accumulated deficit	(721,928)	(614,508)
Total shareholders’ equity	175,409	250,403
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$215,013	$292,936
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
U.S. dollar in thousands (except share and per share data)

	Twelve Months Ended
	December 31, 2022	December 31, 2021	December 31, 2020
Revenues	$—	$6	$388
Cost of sales	547	995	647
Gross loss	$(547)	$(989)	$(259)
Operating expenses:
Research and development expenses, net	78,225	252,424	29,589
Selling, general and administrative expenses	49,200	262,083	38,250
Total operating expenses	127,425	514,507	67,839
Operating loss	$(127,972)	$(515,496)	$(68,098)
Income from warrants remeasurement	17,929	11,024
Financial income, net	4,371	423	385
Net loss before income tax	(105,672)	(504,049)	(67,713)
Income tax expense	1,748	1,281	—
Net loss	$(107,420)	$(505,330)	$(67,713)
Net comprehensive loss	$(107,420)	$(505,330)	$(67,713)
Basic and diluted net loss per Class A ordinary share	$(0.37)	$(2.14)	$(0.43)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share (1)	293,499,025	235,612,764	155,930,380
(1) Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021. See also Note 8, Merger with 10X Capital, for details.
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollar in thousands (except share and per share data)

	Ordinary shares - Class A (1)		Ordinary shares - Class B (1)		Preferred shares (1)		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – January 1, 2020	40,073,011	$—	—	$—	95,170,628	$—	$69,077	$(41,465)	$27,612

Issuance of preferred shares, net	—	—	—	—	9,638,101	—	25,825	—	25,825
Exercise of options	5,198,548	—	—	—	—	—	209	—	209
Exercise of warrants	—	—	—	—	25,990,711	—	7,085	—	7,085
Share-based compensation	—	—	—	—	—	—	52,763	—	52,763
Net loss	—	—	—	—	—	—	—	(67,713)	(67,713)

Balance – December 31, 2020	45,271,559	$—	—	$—	130,799,440	$—	$154,959	$(109,178)	$45,781

Issuance of ordinary shares	2,610,101	—	83,417,110	—	—	—	—	—	—
Exercise of options	3,715,925	—	—	—	—	—	809	—	809
Exercise of warrants	—	—	—	—	10,662,377	—	2,907	—	2,907
Conversion of preferred shares in connection with the SPAC merger	141,461,817	—	—	—	(141,461,817)	—	—	—	—
SPAC merger and PIPE financing	41,203,234	—	—	—	—	—	258,159	—	258,159
Share-based compensation	—	—	—	—	—	—	448,077	—	448,077
Net loss	—	—	—	—	—	—	—	(505,330)	(505,330)
Balance – December 31, 2021	234,262,636	$—	83,417,110	$—	—	$—	$864,911	$(614,508)	$250,403

Exercise of options and warrants	6,735,347	—	—	—	—	—	2,430	—	2,430
Issuance of shares for warrant exchange	3,062,451	—	—	—	—	—	3,104	—	3,104
Share-based compensation	—	—	—	—	—	—	26,892	—	26,892
Net loss	—	—	—	—	—	—	—	(107,420)	(107,420)
Balance – December 31, 2022	244,060,434	$—	83,417,110	$—	—	$—	$897,337	$(721,928)	$175,409
(1) Prior period results have been retroactively adjusted to reflect the 1:26.7017 stock split and the changes in par value from 0.01 NIS to no par value effected on July 22, 2021. See also Note 8, Merger with 10X Capital, for details.
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollar in thousands (except share and per share data)

	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from operating activities:

Net loss	$(107,420)	$(505,330)	$(67,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,683	484	166
Amortization of operating right of use asset	3,226	—	—
Accretion income on short-term investments	(654)	—	—
Share-based compensation	26,892	448,077	52,763
Remeasurement of warrant liability	(17,929)	(11,024)
Transaction costs related to warrants	—	2,887	—
Increase in accrued interest on short-term investments	(425)	—	—
Decrease in inventory	—	271	107
Decrease (increase) in trade receivables	—	55	(20)
Increase in other accounts receivable and prepaid expenses	(4,055)	(12,859)	(137)
Change in operating right of use asset and liability, net	(7,916)	—	—
Increase (decrease) in deferred revenues	—	943	(10)
Increase (decrease) in trade payables	(1,106)	3,782	368
Increase (decrease) in other accounts payable and accrued expenses	(4,900)	13,450	1,396
Other	19	125	18
Net cash used in operating activities	(112,585)	(59,139)	(13,062)

Cash flows from investing activities:

Purchase of property and equipment	(11,058)	(2,415)	(595)
Purchase of short-term investments	(139,891)	—	—
Proceeds from short-term investments	44,114	—	—
Proceeds from (investments in) bank deposits	—	1,667	(1,667)
Net cash used in investing activities	(106,835)	(748)	(2,262)

Cash flows from financing activities:

Proceeds from exercise of options and warrants	2,430	809	209
Proceeds from issuance of Preferred shares, net	—	—	25,825
Proceeds from exercise of warrants to preferred shares	—	2,907	7,085
Proceeds from SPAC merger and PIPE financing, net of transaction costs	—	287,579	—
Net cash provided by financing activities	2,430	291,295	33,119

Increase (decrease) in cash, cash equivalents and restricted cash	(216,990)	231,408	17,795
Cash, cash equivalents and restricted cash at beginning of year	276,915	45,507	27,712
Cash, cash equivalents and restricted cash at end of period	$59,925	$276,915	$45,507
The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollar in thousands (except share and per share data)

	Twelve Months Ended December 31,
	2022	2021	2020
Non-cash activity:

Deferred transaction costs	$—	$—	328
Purchase of property and equipment included in accounts payable or accrued	$2,739	$114	61
Reclassification of warrant liability to equity	$3,104	$—	$—

	Twelve Months Ended December 31,
	2022	2021	2020
Supplemental cash flow:

Cash received for interest	$1,905	$394	$457
Cash paid for income taxes	$590	$—	$—

	December 31, 2022	December 31, 2021	December 31, 2020
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$56,762	$275,772	$44,707
Restricted cash	162	138	800
Non-current restricted cash	3,001	1,005	—
Total cash, cash equivalents and restricted cash	$59,925	$276,915	$45,507

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)

NOTE 1. GENERAL

REE Automotive Ltd. was incorporated in Israel on January 16, 2011.

REE Automotive Ltd. has established wholly-owned subsidiaries in the United States, Germany, Japan and the United Kingdom (the “Subsidiaries”). REE Automotive Ltd. and its subsidiaries (the “Company” or “we”) is a development stage company actively executing our business plan and establishing strategic collaborations with industry leaders to expand our industry footprint across segments. The Company is currently developing its core REEcornerTM technology and EV platforms, as well as full vehicle prototypes leveraging REEcornerTM technology. The Company has commenced commercial trials and are developing its current plans to outsource manufacturing and to assemble components at its Integration Center in Coventry, United Kingdom and future Integration Centers.

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
The Company became a Nasdaq listed publicly traded company on July 23, 2021, with its Class A ordinary shares, without par value (the “Class A Ordinary Shares”) trading under the ticker symbol “REE” (for further information see Note 8). The Company also has Class B ordinary shares, without par value, having 10 votes per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) that include voting rights only and are not listed on the Nasdaq.

As of December 31, 2022, the Company’s principal source of liquidity includes its unrestricted cash balance in the amount of $56,762 and its short term investments in the amount of $96,857, which is sufficient to finance its business activity for the next 12 months. For the twelve months ended December 31, 2022, we had a net loss of $107,420 and an accumulated loss of $721,928. The Company has a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future. The Company expects that it will need to raise additional capital to respond to customer demands, business opportunities, challenges, technological advancements, competitive dynamics or technologies, acquisitions or unforeseen circumstances.

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
Financial statements in U.S. dollars

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
The currency of the primary economic environment in which REE Automotive Ltd. and its subsidiaries operate is the U.S. dollar. Thus, the functional and reporting currency of the Company is the U.S. dollar.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Cash and cash equivalents

Cash and cash equivalents consist of cash balances and bank deposits, including money market funds, that have a maturity, at the date of purchase, of three months or less.

Investments

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and re-evaluates such determinations at each balance sheet date.

Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold until maturity and are recorded at amortized cost and adjusted for amortization of premiums and accretion of discounts.

Trading securities are those securities that the Company intends to sell in the near term and are carried at fair value with unrealized gains and losses charged to earnings.

All other securities not included in the held-to-maturity or trading category are classified as available-for-sale and are carried to fair value with unrealized gains and losses recorded within accumulated other comprehensive income (loss) as a separate component of shareholders’ equity.

Generally, premiums are amortized to call date and discounts are accreted to maturity, on a level yield basis.

The Company’s investment securities as of the purchase date and as of December 31, 2022 are classified as held-to-maturity.

The Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss). As of December 31, 2022, no other-than-temporary impairment had been recognized.

Restricted cash

Restricted cash are deposits with maturity of less than three months. The restricted cash deposits are primarily invested in highly liquid deposits and used as a security for the Company’s credit card security.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

For the years ended December 31, 2022, 2021, and 2020, no impairment charges were recognized.
Leases
On January 1, 2022, the Company adopted ASU No. 2016-02, "Leases (Topic 842)", using the modified retrospective method by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840. The Company has elected the package of practical expedients permitted under the transition guidance, which allows the Company not to reassess (1) whether any existing contracts as of the adoption date are or contain a lease, (2) lease classification for any existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of twelve months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Lastly, the Company also elected the practical expedient to not separate lease and non-lease components for its leases.

The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The Company's IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under the Company's lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments are primarily comprised of payments affected by common area maintenance and utility charges.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets below:

	Years
Computers and software	3	—	7
Furniture and fixtures	5	—	17
Machinery and equipment	4	—	7
Vehicles	3	—	7
Leasehold improvements	Shorter of the term of the lease or useful life

Internal use software

Costs incurred during the application development of software for internal use, and not for sale, are capitalized and amortized over the useful life in the consolidated statement of comprehensive loss.

Pre-production costs related to long-term supply agreements

The Company anticipates incurring pre-production engineering, development and tooling costs related to products produced for its customers under future potential long-term supply agreements. Engineering, testing and other costs incurred in the design and development of production parts will be expensed as incurred, unless the costs are contractually reimbursable. Pre-production costs related to potential long-term supply arrangements with a contractual guarantee for reimbursement are included in other assets.

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

Grants

The Company receives royalty-bearing grants, which represents participation of Israeli-United states foundation (“BIRD”) in approved programs for research and development for the technology related to Softwheel products. These amounts are recognized on the accrual basis as a reduction of research and development expenses as such expenses are incurred. For the years ended December 31, 2022, 2021, and 2020 there were zero, $105, and zero royalty-bearing grants as a reduction of research and development, respectively.

During 2022, 2021, and 2020, the Company received non-royalty bearing grants in amount of zero, $72, and $274 from the Innovation and Networks Executive Agency (INEA), under the powers delegated by the European Commission. The Company recorded this amount as a reduction of research and development.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On August 19, 2021, the Company was awarded approximately $12,272 (£10,141) as part of a total $15,058 (£12,444) grant from the UK government. This grant is part of a $49,664 (£41,041) investment, coordinated through the Advanced Propulsion Centre (‘APC’), in which REE will contribute approximately $46,395 (£38,340). The project runs from November 1, 2021 until January 2024. Funds spent on the project are claimed the month after each three month period and paid in the following month. As the APC reserves the right to recover the grant amount and the Company has no past history with the APC, the amounts of the grant are recognized as a reduction of research and development expenses when the cash is realizable. For the years ended December 31, 2022 and 2021 there were $4,472 and zero royalty-bearing grants as a reduction of research and development, respectively.

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

For the years ended December 31, 2022, 2021, and 2020, severance pay expenses amounted to $1,217, $842, and $386, respectively.

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

For the years ended December 31, 2022, 2021, and 2020 the employer expenses related to the match amounted to $117, $76, and $5 respectively.

The Company maintains a privately administered pension insurance plan in the United Kingdom. Contributions to the plan are recognized as employee benefit expense when due. For the year ended December 31, 2021, the Company matched employee contributions to a maximum of 3% of base salary of the participant annual compensation. For the year ended December 31, 2022, the Company increased their match on employee contributions to a maximum of 6% of base salary of the participant annual compensation.

For the years ended December 31, 2022 and 2021 the employer expenses related to the match amounted to $371 and $119, respectively.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents restricted cash, and short-term investments.

The Company’s cash, cash equivalents, restricted cash, and short-term investments are invested in high-quality banks in Israel and the United States. In addition, the Company’s short-term investments are in securities that have investment grade credit ratings. Generally, these securities may be redeemed upon demand and, therefore, bear low risk.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The Company used the following weighted-average assumptions for options granted to employees and non-employees:

	December 31, 2021			December 31, 2020
Expected volatility	60.8%	—	69.0%	53.8%	—	66.2%
Risk-Free interest rate	0.53%	—	1.07%	0.38%	—	2.38%
Expected dividend yield	0%			0%
Expected life (years)	5.10			5.33

These assumptions and estimates were determined as follows:

Fair value of Ordinary shares — The Company’s Class A ordinary shares, without par value, having one vote per share (the “Class A Ordinary Shares”) have a limited history of being publicly traded. Prior to the consummation of the merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the date of grant.

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
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Financial instruments consist of cash equivalents, restricted cash, other accounts receivable, trade payables, and other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short term maturities. We consider public warrant liabilities to be Level 1 and private warrants are measured at fair value using Level 3 inputs. The financial liability for the warrant liabilities are accounted for at fair value through profit and loss. For short term investments refer to Note 3 and 14.

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

The Company classified the warrants (both public and private) as a liability pursuant to ASC 815-40 since the warrants do not meet the equity classification conditions. Accordingly, the Company measured the warrants at their fair value. The warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of comprehensive loss.

For information Company's outstanding warrants, see Note 13 - Warrant Liabilities.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Basic and diluted loss per share

Prior to the consummation of Merger, the Company computed net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considered its Company Preferred Shares to be participating securities as the holders of the Company Preferred Shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all Company Preferred Shares into ordinary shares. These participating securities contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the period presented was allocated to the Company’s participating securities.

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

All outstanding share options and warrants for the year ended December 31, 2020 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to outstanding options to ordinary shares and warrants to preferred shares for the year ended December 31, 2020 excluded from the calculations of diluted net loss per share were 90,692,220.

Subsequent to the consummation of the Merger, basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Basic and diluted loss per common share is the same for all periods presented because all outstanding share options and warrants are anti-dilutive. The total weighted average number of shares related to outstanding options to Class A Ordinary Shares and warrants for the years ended December 31, 2022 and 2021 excluded from the calculations of diluted net loss per share were 69,443,231 and 70,721,964, respectively. The Company’s Class B ordinary shares include voting rights only and therefore are excluded from the loss per share calculation.

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
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The total gross amount of provision for unrecognized tax positions was $1,726, $856 and zero for the years ended December 31, 2022, 2021, and 2020, respectively. The Company recognizes interest and penalties, if any, related to unrecognized tax positions in income tax expense. The Company believes that its income tax filing positions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position.

Revenue recognition

Historically, the Company has generated revenues from selling its wheels to personal mobility products.

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

In April 2021, the Company entered into a strategic development agreement with a customer, pursuant to which the Company will develop and supply REE platform prototypes. Revenue related to the agreement is deferred and will be recognized upon satisfying performance obligations in the contract. As of December 31, 2022 and 2021, the Company recorded deferred revenues of $943 and $943, respectively. The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers.

For contracts in which the performance obligation has an original expected duration of one year or less, the Company does not provide disclosure on its remaining performance obligations.

Fulfillment costs are capitalized up to the amount that is expected to be recovered, and any excess amounts will be expensed as incurred. As of December 31, 2022 and 2021, the Company recorded capitalized costs of $943 and $943, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract liabilities consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Deferred revenues, non-current	$943	$943

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of the delivery products and a material right for purchases of finished goods not yet delivered. As of December 31, 2022 and 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $943 and $943, respectively, which the Company expects to recognize as revenue.

Cost of revenue

Cost of revenues consist of inventory, royalties that were paid and/or accrued, share-based compensation expense, and non recurring engineering. In 2020, cost of revenues included a one-time expense of $198 related to elimination of a production line in Canada.

Advertising costs

For the years ended December 31, 2022, 2021, and 2020 advertising costs amounted to $614, $1,000 and $291 respectively. Advertising costs are charged to expense when incurred.

Comprehensive loss

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
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

On January 1, 2022, the Company adopted ASU No. 2016-02, "Leases (Topic 842)". Upon adoption, the Company recognized total right of use (“ROU”) assets and corresponding liabilities of $8,857 on its consolidated balance sheets. The ROU assets include adjustments for prepayments and accrued lease payments. The adoption did not impact the beginning balance of retained earnings, or prior year consolidated statements of income and statements of cash flows.

For information regarding the impact of Topic 842 adoption, see Significant Accounting Policies – Leases above and Note 5 - Leases.

In December 2019, the FASB issued ASU 2019-12 “Income Taxes (Topic 740) — Simplifying the Accounting for Income Taxes” (“the Update”). ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC 740. The standard will be effective for the Company for fiscal years beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. Commencing on January 1, 2022 for the interim periods, the company adopted this ASU, but the standard did not have a material impact on the Company’s consolidated financial statements.

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

The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures, expecting the Company’s held-to-maturity securities and security deposits to be affected. However, the adoption is not expect to result in a material impact to the Company’s consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 3. INVESTMENTS
The Company’s investments as of December 31, 2022 are comprised of held-to-maturity securities consisting mainly of U.S. dollar denominated investments primarily in bank deposits, agency bonds, municipal bonds, commercial paper, and treasury bills. The Company’s investment guidelines are to purchase securities that are investment grade at the time of acquisition.
Short-term investments consisted of the following:

	December 31, 2022
	Short-term investments
	Amortized cost basis	Gross unrealized gains	Gross unrealized loss	Fair value
Bank deposit securities:
Bank deposits	$25,354	$—	$—	$25,354

Held-to-maturity marketable securities:
Agency bonds	$36,202	$—	$(217)	$35,985
Municipal bonds	510	—	(2)	508
Commercial paper	28,827	—	—	28,827
Treasury bills	5,964	—	—	5,964
Total held-to-maturity marketable securities	$71,503	$—	$(219)	$71,284

Total short term investments	$96,857	$—	$(219)	$96,638
The securities in the Company’s portfolio are investment grade and short-term in nature. All held-to-maturity marketable securities are due within 1 year or less. As of December 31, 2022, no continuous unrealized losses for 12 months or greater were identified.
NOTE 4. OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31, 2022	December 31, 2021
Government authorities	$2,302	$897
Prepaid expenses	5,008	5,151
Advances to suppliers	4,150	5,734
Other receivables	434	380
Total	$11,894	$12,162

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 5. LEASES
The Company`s leases include offices for its facilities worldwide, as well as car leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the right-of-use assets and liabilities calculations if it was reasonably certain that the Company will exercise the option.

December 31, 2022

Operating lease cost:	$4,163
Short-term lease cost:	165
Variable lease cost:	120
Net lease cost:	$4,448

December 31, 2022

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases:	$5,946

Supplemental cash flow information related to operating leases:
Adoption of "Leases (Topic 842)"	$8,857
Right-of-use assets obtained in exchange for new operating lease liabilities:	$16,636
Adjustment to right-of-use assets upon the resolution of contingent lease payments	$3,796

Weighted average remaining operating lease term	8.25
Weighted average discount rate operating lease	5.65%
The following table outlines maturities of the Company’s lease liabilities as of December 31, 2022:

Operating Leases

2023	$4,260
2024	3,603
2025	3,579
2026	3,281
2027 and thereafter	13,384
Total undiscounted lease payments	$28,107

Less:
Imputed interest	6,736

Present value of lease liabilities	$21,371

Rent expense amounted to $870 and $286 for the years ended December 31, 2021 and 2020, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of:

	December 31, 2022	December 31, 2021
Computers and software	$3,563	$1,266
Furniture and fixtures	533	129
Machinery and equipment	1,530	976
Vehicles	177	177
Leasehold improvements	758	493
Construction in progress	11,943	199
	$18,504	$3,240
Less - accumulated depreciation and amortization	(1,565)	(565)
Total	$16,939	$2,675

Construction in progress as of December 31, 2022 consists of capitalized costs related to machinery and equipment to be placed in service at the UK Launch Factory, which will be located in Coventry, UK and will be used for process validation activities and product assembly operations. For the year ended December 31, 2021, and construction in progress consisted of capitalized costs related to the Company’s ERP implementation.

Depreciation expenses of property and equipment were $1,683, $484, and $166 for the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2022	December 31, 2021
Employees and payroll accruals	$5,190	$8,262
Professional fees	793	600
Non recurring engineering	572	4,800
Government authorities	2,624	648
Other payables	1,939	1,708
Total	$11,118	$16,018

NOTE 8. MERGER WITH 10X CAPITAL

On February 3, 2021 the Company entered into the Merger Agreement with 10X Capital and Merger Sub. The Merger was consummated on July 22, 2021 (the “Closing Date”) with 10X Capital becoming a wholly-owned subsidiary of the Company, and the securityholders of 10X Capital becoming securityholders of the Company. On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement:

(i) Each preferred share, par value NIS 0.01 each, of the Company (each, a “Company’s Preferred Share”) converted into Class A Ordinary Shares, in accordance with Company’s organizational documents and (ii) immediately following such conversion but prior to the Effective Time, the Company effected a stock split of all of its outstanding Class A Ordinary Shares into an aggregate of 188,722,998 Class A Ordinary Shares, calculated in accordance with the terms of the Merger Agreement such that each Class A Ordinary Share had a value of $10.00 per share after giving effect to such stock split (together with the conversion of the Company’s Preferred Shares, par value NIS 0.01 (“Preferred Shares”), the “Capital Restructuring”).

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 8. MERGER WITH 10X CAPITAL (cont.)
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
Each of 10X Capital’s outstanding warrants to purchase one share of 10X Capital Class A Common Stock (the “10X Capital Warrants”), including both the 10X warrants issued to public shareholders in 10X’s initial public offering (the “Public Warrants”) and the 10X warrants issued in a private placement to 10X’s sponsors in 10X’s initial public offering (the “Private Warrants”),were converted into the right to receive an equal number of warrants to purchase one Class A Ordinary Share (the “Warrants”), subject to downward adjustment to the next whole number in case of fractions of Warrants. A total of 15,562,500 Warrants to purchase one Class A Ordinary Share were issued to holders of 10X Capital Warrants.
The Company’s ordinary shares are divided into two classes. The Class A Ordinary Shares have one vote per share. The Class B Ordinary Shares, each have 10 votes per share. An aggregate of 83,417,110 Class B Ordinary Shares were issued to the founders of the Company representing approximately 39% of the voting power to each of them immediately following the Merger.
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

For information regarding the completion of the registered exchange offer for the Company's outstanding warrants, see Note 13 - Warrant Liabilities.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of December 31, 2022, and the years in which these obligations are due. Certain obligations are reflected in our balance sheet, while other are disclosed as future obligations. This table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

Purchase commitments
2023	$2,569
2024	—
2025	—
2026	—
2027 and thereafter	—
Total	$2,569

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

Guarantee

A short-term guarantee in the amount of approximately $162 was issued by a bank to secure the Company’s office rent and credit cards payments. A long-term guarantee in the amount of approximately $3,001 were recorded within Long-term restricted cash to secure the Company’s office and manufacturing locations.

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

For the years ended December 31, 2022, 2021, and 2020, the Company had an aggregate of paid and accrued royalties to the IIA, recorded as cost of revenue in the consolidated statements of comprehensive loss in the amount of zero, zero, and $27, respectively.

As of December 31, 2022, the Company’s remaining contingent obligation with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, were $727.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

In 2018, the Company signed a research and development agreement with the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”). Under this agreement, the Company is required to pay royalties at a rate of 5% of the sales of products developed with funds provided by BIRD up to an amount equal to 150% of the aggregate dollar amount of the grants received linked to the U.S. consumer price index. For the years ended December 31, 2022, 2021, and 2020, the Company had $0, $0, and $0 accrued royalties to BIRD recorded as cost of revenue in the consolidated statements of comprehensive loss.

As of December 31, 2022, the BIRD contingent liability with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $433.

Legal proceedings

On December 16, 2022, a lawsuit was filed to the court in Texas, Austin Division, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. REE believes that the lawsuit is without merit and is defending itself vigorously. Given the uncertainty of litigation and the preliminary stage of the lawsuit, the Company cannot estimate the reasonably possible loss or range of loss that may result from this lawsuit. . As of December 31, 2022, the Company did not record a loss contingency.

Notwithstanding the foregoing, from time to time, REE may become involved in actions, claims, suits, and other legal proceedings, such as requests to disclose information before initiating derivative cases, arising in the ordinary course of our business, including but not limited to claims related to employment, intellectual property and shareholder matters.

NOTE 10. SHAREHOLDERS’ EQUITY

As described in Note 8, on July 22, 2021, upon closing of the Merger, REE Automotive Ltd had 47,261,181 outstanding Class A Ordinary Shares with no par value and had 141,461,817 outstanding Convertible Preferred Shares. On July 22, 2021, REE Automotive Ltd consummated the Merger and PIPE Financing which led to an increase in additional paid in capital of $258,159, net of transaction costs. On the same day, the Company’s board of directors approved a 1:26.7017 stock split and a change in par value from NIS 0.01 to no par value. As a result, all Ordinary Shares, Preferred Shares, options for Ordinary Shares, warrants to Preferred Shares, exercise price and net loss per share amounts were adjusted

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
retroactively for all periods presented in these consolidated financial statements as if the stock split and change in par value had been in effect as of the date of these consolidated financial statements.

Composition of share capital:

	December 31, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares		Number of shares
Class A Ordinary shares, no par value (1)	1,000,000,000	244,060,434	1,000,000,000	234,262,636
Class B Ordinary shares, no par value (2)	83,417,110	83,417,110	83,417,110	83,417,110
	1,083,417,110	327,477,544	1,083,417,110	317,679,746

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

Equity transactions

On August 16, 2022, the Company entered into the ATM Sales Agreement with BofA Securities, Inc., or BofA, pursuant to which we may offer and sell, at our option, up to $75,000 of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of December 31, 2022, we have not sold any of our Class A Ordinary Shares under the ATM Sales Agreement.

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

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 10. SHAREHOLDERS’ EQUITY  (cont.)

In 2021, certain investors exercised their Preferred B warrants at a price of $0.27 per share. Such investors paid a total of $2,907 in exchange for 10,662,377 Preferred B shares of no par value of the Company. These per share values and share amounts reflect the stock split which was effective July 22, 2021.

For information regarding the completion of the registered exchange offer for the Company's outstanding warrants, see Note 13 - Warrant Liabilities.

NOTE 11. SHARE-BASED COMPENSATION

The share-based compensation expense recognized in the Company’s consolidated statements of operations are as follow:

	December 31, 2022	December 31, 2021	December 31, 2020
Cost of sales	$72	$437	$—
Research and development	13,188	208,935	21,419
Selling, general and administrative	13,632	238,705	31,344
	$26,892	$448,077	$52,763
Share option plans

In 2011, the Board of Directors of the Company adopted the REE Automotive Ltd. Employees and Non-Employees Share Incentive Plan (as amended the “2011 Share Incentive Place”). As of the date of the consummation of the Merger, (see Note 8 for further details), the Board of Directors approved the REE Automotive Ltd. 2021 Share Incentive Plan (the “2021 Share Incentive Place”). The 2021 Plan provides for the grant of options, ordinary shares, restricted shares, restricted share units (“RSUs”), stock appreciation rights, other cash-based awards, and other share-based awards which may be granted to employees, officers, non-employee consultants and directors of the Company. Concurrently, the Board of Directors decided to cancel the reservation of 2,128,978 Ordinary Shares (on a post-split basis) which were previously reserved by the Board under the 2011 Share Incentive Plan, such that following such cancellation the balance of un-allocated shares (underlying option awards) under the Plan shall be zero. 23,142,623 Class A Ordinary Shares were reserved for issuance of awards under the 2021 Plan, in accordance with and subject to the terms and conditions of the 2021 Plan.

As of December 31, 2022, 20,593,770 Class A Ordinary Shares were available for future grants under the 2021 plan. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2021 Share Incentive Plan. In addition, there was an annual increase in the option pool on January 1, 2023 for 17,669,570.

The Board and the shareholders of the Company approved the reservation for issuance under the “REE Automotive, Ltd. Employee Stock Purchase Plan” (the “ESPP”) of such number of Class A Ordinary Shares equal to 2% of the Class A Ordinary Shares to be issued and outstanding as of the consummation of the Merger. 4,628,524 Class A Ordinary Shares were reserved for issuance of awards under the ESPP, in accordance with and subject to the terms and conditions of the ESPP. The total amount reserved is available for issuance as of December 31, 2022.

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

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 11. SHARE-BASED COMPENSATION (cont.)

Options granted to employees and non-employees

A summary of option balances under the 2021 and 2011 Share Incentive Plan as of December 31, 2022, and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands) (1)
Outstanding at January 1, 2022	113,287,066	$0.20	8.28	$605,788
Granted	361,386	$—
Exercised	(6,361,615)	$0.38
Forfeited	(1,799,149)	$0.07
Cancelled	—	$—
Outstanding at December 31, 2022	105,487,688	$0.19	7.30	$20,646
Exercisable at December 31, 2022	101,146,134	$0.18	7.26	$20,855
(1) Intrinsic value is calculated as the difference between the fair value of REE’s Class A ordinary shares as of the end of each reporting period and the exercise price of the option.

The Company recognizes forfeitures as they occur. As of December 31, 2022, unrecognized compensation cost related to share awards is $23,370, which was expected to be recognized over a weighted average period of 0.90 years. The weighted average grant date fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $1.89, $9.76, and $2.75.

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2022:

	Outstanding Options			Exercisable Options
Range of exercise prices	Number of outstanding options	Weighted-average remaining contractual term (in years)	Weighted-average exercise price	Number of exercisable options	Weighted-average remaining contractual term (in years)	Weighted-average exercise price
$0.00 - $0.02	56,230,800	4.40	$0.00	53,703,663	4.37	$0.00
$0.02 - $0.05	22,493,961	1.17	$0.01	22,493,961	1.22	$0.01
$0.05 - $0.10	720,946	0.04	$0.00	720,946	0.04	$0.00
$0.10 - $1.00	22,620,131	1.45	$0.09	21,271,314	1.41	$0.09
$1.00 - $9.74	3,421,850	0.24	$0.09	2,956,250	0.22	$0.08
Total	105,487,688	7.30	$0.19	101,146,134	7.26	$0.18

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 11. SHARE-BASED COMPENSATION (cont.)

Restricted share units activity

The following table summarizes restricted share units activity:

	Number of restricted share units outstanding	Weighted-average ordinary fair value per share at grant date
Outstanding at January 1, 2022	492,782	$4.35
Granted	3,838,643	2.29
Vested	(373,681)	3.96
Forfeited	(114,504)	3.93
Expired	—	—
Outstanding at December 31, 2022	3,843,240	$2.29
As of December 31, 2022, total compensation costs related to unvested restricted share units granted to employees not yet recognized was $5,864. This cost will be amortized over a weighted-average remaining period of 1.58 years. The weighted average grant date fair value of restricted share units granted during the year ended December 31, 2022 and 2021 was $2.29 and $4.35, respectively.
NOTE 12. INCOME TAXES

Tax rates applicable to the Company

The taxable income of an Israeli company is subject to a corporate tax rate of 23% for 2022 and 2021. The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
Loss before taxes is comprised as follows:

	December 31, 2022	December 31, 2021
Domestic (Israel)	$(109,088)	$(498,242)
Foreign	3,416	$(5,807)
Total	$(105,672)	$(504,049)

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

The following table presents the significant components of the Company’s deferred tax assets:

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 12. INCOME TAXES (cont.)

	December 31, 2022	December 31, 2021
Deferred tax assets:
Operating loss carryforward	$35,682	$22,723
Share based compensation	96,553	98,396
Research and development	13,379	5,586
Accrued social benefits and other	414	366
Other costs	2,679	—
Operating lease liability	5,227	—
Deferred tax asset before valuation allowance	$153,934	$127,071
Valuation allowance	(144,444)	(126,898)
Total deferred tax assets	$9,490	$173

Fixed Assets	(3,103)	(173)
Operating lease right-of-use asset	(6,387)	—
Deferred tax liabilities	$(9,490)	$(173)
Net deferred taxes	$—	$—

As of December 31, 2022 and 2021, the Company has provided a full valuation allowance in respect of deferred tax assets resulting from tax loss carry forwards in the Israeli parent and other temporary differences. Management currently believes that since the Company and its subsidiaries have a history of losses on a consolidated basis it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

The net changes in the total valuation allowance for each of the years ended December 31, 2022 and 2021, are comprised as follows:

	December 31, 2022	December 31, 2021
Balance at January 1, 2022	$126,898	$9,409
Additions during the year	17,546	117,489
Balance at December 31, 2022	$144,444	$126,898

Income taxes are comprised as follows:

	December 31, 2022	December 31, 2021
Current	$1,748	$1,281
Deferred	—	—
	$1,748	$1,281

	December 31, 2022	December 31, 2021
Domestic	$136	$—
Foreign	1,612	1,281
	$1,748	$1,281

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 12. INCOME TAXES (cont.)

Uncertain tax positions

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	December 31, 2022	December 31, 2021
Opening balance	$856	$—
Tax positions reversed in current year related to previous year	(405)	—
Tax positions taken in current year	1,230	856
Accrued interest	45	—
Ending Balance	$1,726	$856

The Company recognizes interest and penalties, if any, related to unrecognized tax positions in income tax expense.

Tax assessments

The Company has subsidiaries around the world subject to tax in the jurisdictions in which they operate. The significant jurisdictions in which the Company’s subsidiaries are subject to tax are Israel, the U.S, and the U.K.

Income tax returns are open for examination for the tax years 2018-2022 in Israel, 2018-2022 in the U.S., and 2021-2022 in the U.K. As a global organization, the Company may be subject to a variety of transfer pricing challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the Consolidated Financial Statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the Consolidated Financial Statements.

Net operating loss carryforward

As of December 31, 2022, the Company and it’s subsidiaries had net operating carry forward losses for tax purposes which may be carried forward and offset against taxable income in the future for an indefinite period.

Name of Subsidiary	Net Operating Loss Carryforwards
REE Automotive Ltd	$142,235
REE Automotive UK Limited	$11,535
REE Automotive Holdings Inc. (1)	$338
REE Automotive Japan K.K.	$25
(1) Utilization of the U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 13. WARRANT LIABILITIES

Warrant liabilities

Pursuant to the Merger Agreement with 10X Capital, the Company assumed warrants previously issued by 10X Capital consisting of 5,500,000 Private Placement Warrants and 10,062,500 Public Warrants, which were converted into warrants to purchase 15,562,500 Class A ordinary shares. The warrants to purchase 15,562,500 Class A Ordinary Shares gave the holder the right to purchase such shares at a fixed amount for a period of five years subject to the terms and conditions of the warrant agreement.

During September 2022, 50 Public Warrants were exercised at an exercise price of $11.50 per shares, for an aggregate of 50 shares of the Company's Class A ordinary shares. Total cash proceeds generated from Public Warrant exercises in September 2022 were insignificant.

On September 22, 2022, the Company completed a registered exchange offer of the Company's 15,562,500 outstanding warrants (“Warrant Exchange”). In connection therewith, the Company exchanged 13,033,350 warrants tendered for shares of the Company’s Class A ordinary shares at an exchange ratio of 0.20 shares for each warrant. As a result, at closing of the exchange, the Company was obligated to issue 2,606,691 Class A ordinary shares that were settled on October 4, 2022.

Additionally, the Company entered into Amendment No. 1 (the “Warrant Amendment”) to the Warrant Agreement, dated as of September 23, 2022. The Warrant Amendment provided the Company with the right to mandatorily exchange the Company’s remaining outstanding warrants for Class A ordinary shares, at an exchange ratio of 0.18 shares for each warrant. Simultaneously with the closing of the warrant exchange offer, the Company notified holders of the remaining 2,529,100 warrants that it would exercise its right to exchange the warrants for Class A ordinary shares, resulting in the Company’s obligation to issue 455,759 Class A ordinary shares that were issued on October 11, 2022.

The change in fair value of warrant liabilities was recorded through the date of exchange as change in fair value of warrant liabilities within the consolidated statements of comprehensive loss. Additionally, the fair value of the warrant liability as of the exchange date of $3,104 was reclassified to additional paid-in capital within the consolidated balance sheets as of December 31, 2022.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 14. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities fair value at December 31, 2022 and 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2022
	Level 1	Level 2	Level 3
Assets:
Money market fund	$25,199	$—	$—
Bank deposits	—	25,354	—
Agency bonds	—	35,985	—
Municipal bonds	—	508	—
Commercial paper	—	28,827	—
Treasury bills	—	5,964	—
	$25,199	$96,638	$—

Amounts included in:
Cash and cash equivalents	$25,199	$—	$—
Short-term investments	—	96,638	—
Total	$25,199	$96,638	$—

	December 31, 2021
	Level 1	Level 2	Level 3
Liabilities:
Warrant liability – Public warrants	$10,364	$—	$—
Warrant liability – Private warrants	—	—	10,670
	$10,364	$—	$10,670

Amounts included in:
Warrant liability	$(10,364)	$—	$(10,670)
Total	$(10,364)	$—	$(10,670)
Fair value of warrants liability
The fair value of the Public Warrants was determined with reference to the prevailing market price for warrants that were traded on Nasdaq under the ticker REEAW and as of the exchange date based on the exchange ratio to ordinary share and the quoted price for such share.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 14. FAIR VALUE MEASUREMENTS (cont.)

As of December 31, 2021, the Private Warrants were valued using a Modified Black Scholes Option Pricing Model, which was considered to be a Level 3 fair value measurement. The Modified Black Scholes model’s primary unobservable input utilized in determining the fair value of the Private Warrants was the expected volatility of the Class A ordinary shares. The expected volatility was implied from a blend of the Company’s own share and Public Warrant pricing and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business. As of the exchange date, the Private Warrants were valued using the exchange ratio to ordinary share and the quoted price for such share.
The following table provides the inputs used for Level 3 fair value measurements as of December 31, 2021:

December 31, 2021
Stock price	$5.55
Strike price	$11.50
Term (in years)	4.6
Volatility	65.0%
Risk-free rate	1.2%
Dividend yield	0.0%

Transfers Into and Out of Level 3

The Company transfers financial instruments out of Level 3 on the date when underlying input parameters are readily observable from existing market quotes.

The following tables provide reconciliation for all financial liabilities measured at fair value using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2022:

Total Level 3 Financial Liabilities
Balance – December 31, 2021	$10,670
Change in fair value of Private Placement Warrant liability	(9,512)
Transfer of Private Placement Warrants to Public Warrants	(699)
Reclassification of warrant liability to equity	(459)
Balance – December 31, 2022	$0

NOTE 15. FINANCIAL INCOME, NET

	December 31, 2022	December 31, 2021	December 31, 2020
Interest income and bank fees, net	$(2,785)	$(573)	$(409)
Foreign currency translation adjustments	(1,586)	147	27
Other expense (income)	—	3	(3)
Financial income, net	$(4,371)	$(423)	$(385)

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 16. BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	December 31, 2022	December 31, 2021	December 31, 2020
Numerator:

Net loss for basic and diluted loss per share	$(107,420)	$(505,330)	$(67,713)

Denominator:

Weighted average number of Class A ordinary and preferred shares used in computing basic and diluted net loss per share	293,499,025	235,612,764	155,930,380

Basic and diluted net loss per Class A ordinary and preferred shares	$(0.37)	$(2.14)	$(0.43)

NOTE 17. SEGMENTS

As of January 1, 2021, the Company operates as one reportable segment.

Prior to the January 1, 2021 change in reportable segments, the Company had two operating segments: REE segment and the Softwheel segment. The REE segment includes the activity related to the development of the REE platform. The Softwheel segment includes the activity related to production and selling of wheels for personal mobility.

Entity wide disclosures

The Company attributes revenues from external customers to individual countries based on the customer’s billing address.

Net sales attributed to countries that represent a significant portion of consolidated net sales are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Israel	$—	$—	$21
Germany	—	—	91
Norway	—	—	45
US	—	5	27
Rest of the world	—	1	204
Total	$—	$6	$388

Long-lived assets other than financial instruments attributed to countries that represent a significant portion of consolidated assets are as follows:

	December 31, 2022	December 31, 2021
Israel	24%	72%
UK	56%	28%
US	20%	(*
Germany	(*	(*
*) Represents less than 1%

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)
NOTE 18. RELATED PARTY TRANSACTIONS
Indemnification Agreements

Tax Indemnity Agreement

We have entered into a tax indemnity agreement with private placement warrantholders, one of which, is 10X Capital SPAC Sponsor I LLC, or the Sponsor. Mr. Hans Thomas is the founding partner and a director of the Sponsor. On October 19, 2022 the Audit Committee had decided to classify the Tax Indemnity Agreement as an “extraordinary transaction”, considering that such transaction in not executed in the ordinary course of business; Pursuant to section 270(1) and section 272(a) of the Companies Law, on October 19, 2022 the Audit Committee and the Board have determined that it is advisable and in the best interest of the Company to indemnify the private placement warrantholders in the event the ITA determines that a private placement warrantholder is subject to withholding tax or if a private placement warrantholder fails to obtain an ITA Exemption, which indemnity is to take the form of a Tax Indemnity Agreement.

Agreements with Directors and Officers

The Company has entered into the following agreements, which were approved by REE’s board of directors in accordance with Israeli law, and also by REE’s shareholders to the extent required by Israeli law.

Joint Ownership Agreement for Company Vehicle. During 2021, REE entered into an agreement with co-founder, director, and CEO Daniel Barel, relating to joint ownership of a company car. REE undertook to provide Daniel Barel with a company car, the value of which is an amount of up to NIS 300,000 to be borne by REE. The excess cost of the car purchased for such purpose has been, and the ongoing fixed cost of the car will continue to be, borne by Daniel Barel. Such car is registered under REE’s name, but Daniel Barel is entitled to an ownership portion of such car, corresponding to the excess acquisition cost thereof borne by him. The full value of the vehicle is recorded in our balance sheet as of December 31, 2022.

Employment of Daniel Barel’s Father-in-Law. During 2021, REE hired co-founder, director, and CEO Daniel Barel’s father-in-law as an employee in the selling, general, and administrative department.
SpecterX Transaction. On October 29, 2021, REE entered into a license agreement with SpecterX for secure file exchange services. The co-founder and CEO of SpecterX is the brother of co-founder, director, and CEO Daniel Barel. Daniel Barel is also the Chairman of the Board and an investor of SpecterX. Former REE director Hans Thomas is also an investor of SpecterX. Prior to entering into the agreement with SpecterX, REE conducted an extensive analysis of the available solutions, and determined that SpecterX best met REE’s needs.
Carpentry Services from Nissin Sardes Welding Workshop. During the year ended December 31, 2020, REE engaged Nissin Sardes Welding Workshop to provide carpentry and welding services. Nissin Sardes Welding Workshop is owned and operated by co-founder and Chief Technology Officer Ahishay Sardes’ father and brother.

Transactions with the related parties were as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Research and development, net	$—	$—	$26
Selling, general and administrative expenses, net	$43	$31	$—

Balances with the related parties were as follows:

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022
U.S. dollars in thousands (except share and per share data)

	December 31, 2022	December 31, 2021
Trade payables	$—	$37
Employees and payroll accruals	$64	$49

NOTE 19. SUBSEQUENT EVENTS
During February 2023, the Company announced that it was undertaking a reduction in the Company’s employee base by approximately 30 employees representing approximately 11% of the Company’s workforce. The Company estimates that in connection with the reduction it will incur approximately $400 in severance-related charges.