Form 20-F
period 2023-12-31
REE Automotive Ltd.
filed 2024-03-27
CIK 1843588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

As of December 31, 2023, the registrant had 8,452,260 Class A Ordinary Shares, without par value, outstanding and 2,780,570 Class B Ordinary Shares, without par value, outstanding.
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
Yes ☐ No ☒

INTRODUCTION

In this annual report on Form 20-F for the year ended December 31, 2023, or this Annual Report, the terms “REE,” “we,” “us,” “our” and “the company” refer to REE Automotive Ltd. and its subsidiaries.

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

“Warrant” means a warrant of REE that entitles the holder thereof to purchase one Class A Ordinary Share originally for $11.50 per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and the documents incorporated by reference herein include certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “expect,” “foresee,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “estimate”, “seek,” “should,” “would,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this Annual Report may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for REE’s business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition.

These forward-looking statements are based on information available as of the date of this Annual Report and current expectations, forecasts and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this Annual Report speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Some factors that could cause actual results to differ include:
•REE’s ability to raise sufficient capital to finance its future tooling projects and production plan;
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
•development of the market for commercial electric vehicles, or EVs;

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
•REE’s ability to make continued investments in its platform;
•the global economic environment;
•general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them;

•fluctuations in interest rates and foreign exchange rates;

•the need to attract, train and retain a highly-skilled technical workforce;
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
Item 2. Oﬀer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
B. Capitalization and indebtedness.
Not applicable.
C. Reasons for the oﬀer and use of proceeds.
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

•REE’s business model has not been proven, and any failure to obtain significant orders for its products would have an adverse effect on its operating results, business, or reputation, resulting in substantial liabilities that may exceed its resources.

•REE’s marketing and sales model may fail to achieve market success or acceptance, which may cause REE not to achieve profitability.

•REE’s agreements with potential customers, suppliers, dealers and strategic partners are preliminary in nature.

•REE’s ability to make additional sales following sales of demo vehicles to customers depends in part on REE’s ability to prove that REE’s products are to the full satisfaction of such customers and to establish and maintain confidence in REE’s business prospects among such customers and others within its industry.

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

•REE will depend on its suppliers, and the inability of such suppliers to deliver the components of REE’s products in a timely manner or at all and at prices and volumes acceptable to it could have a material adverse effect on its business, prospects and operating results.

•REE’s business could be harmed by increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells.

•REE’s production targets are subject to a variety of risks, including the completion of REE’s production tooling investment plan, sourcing materials and components from its suppliers on its agreed upon deadlines and securing sufficient funding.

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

•REE may not be able to continue as a going concern based on REE’s business plan to start mass production in late 2024 and early 2025 if REE is unable to obtain sufficient additional funding or does not have access to capital to finance its current business plan, and REE may be forced to change its business plan as a result.

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

•REE is subject to cybersecurity risks to its various systems and software, and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent REE from effectively operating its business or may cause harm to its business that may or may not be reparable.

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

•Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect REE’s operations.

Risks Related to REE’s Business

REE’s limited operating history may make evaluation of its business and future prospects difficult, increasing the risk of investment in REE.

REE faces risks and challenges as an early stage company with a limited operating history. REE has a limited operating history in the automotive industry on which investors can base an evaluation of its business, operating results and prospects. Since REE is in the early stages of commercializing its automotive products, it is difficult to predict REE’s future revenues and expenses, and REE has limited insight into trends that may emerge and affect its business. There can be no assurance that customers and potential customers will purchase REE’s automotive products at any level or at a level that is profitable for REE. Market conditions, many of which are outside of REE’s control and subject to change, including general economic conditions, the availability and terms of financing, civil discourse throughout the globe, effects and impact of climate change and global warming, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification generally, could impact demand for REE’s products and ultimately REE’s success.

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
•the TCO of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;
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
If, in weighing these factors, OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies determine that there is not a compelling business justification for purchasing EVs, particularly those built on products by REE, then the market for EVs may not develop as REE expects or may develop more slowly than REE expects, which would adversely affect REE’s business, prospects, financial condition and operating results.

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

Global conditions, dislocations in the financial markets, or inflation could adversely impact our business. In addition, the global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, rising inflation, instability in the global credit markets, banks and financial institutions entering receivership or becoming insolvent, supply chain weaknesses, instability in the geopolitical environment and increasing tensions between China and Taiwan, uncertainty surrounding future elections and the outcome of proposed judicial reform in Israel, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business. For additional information, see “Item 3. Key Information – D. Risk Factors – Risks Related to REE’s Incorporation and Location in Israel – Political, economic and military conditions in Israel could adversely affect REE’s business; REE conducts certain operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may adversely affect its operations.”

In addition, REE may not be able to access a portion of its existing cash, cash equivalents and investments due to market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation took control and was appointed receiver of Silicon Valley Bank. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, REE’s ability to access its existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on its business and financial condition.

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

While REE understands that its products do not have any “Tier 1” suppliers from Russia, vehicle production is a complex process, with thousands of components sourced from all over the world. There can be no assurance, therefore, that there will not be some components sourced from suppliers subject to sanctions against Russia nor that the resulting disruption to the supply chain will not have an adverse impact on REE’s business and results of operations.

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

REE’s business model is unique because REE can market and sell our products individually or as “Powered by REE™” in a full vehicle solution. This approach depends in large part on REE’s ability to maintain existing agreements or enter into definitive agreements that formalize its relationship with customers, suppliers, dealers and strategic partners, as well as retaining and growing customer orders following trials of initial test fleets. Investors should be aware of the difficulties normally encountered by a new player in the EV industry, many of which are beyond REE’s control, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations and undertaking marketing activities. The likelihood of REE’s success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which REE operates. In addition, REE’s plan to outsource manufacturing to suppliers and strategic partners and to utilize its current and future Integration Centers for the assembly of REE products is a novel business strategy and REE cannot guarantee that the strategy will be successful or profitable. REE may be unable to generate sufficient revenues, raise additional capital or operate profitably or to meet projected gross margins, EBITDA and cash flows. REE will continue to encounter risks and difficulties frequently experienced by companies in the early stages of commercialization, including scaling up REE’s infrastructure, commercialization and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, REE expects to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in REE is therefore highly speculative and could result in the loss of an investor’s entire investment.

REE’s marketing and sales model is different from predominant and current models in the automobile industry, making evaluation of its business, operating results and future prospects difficult. Should such a model fail to achieve market acceptance, REE may not be able to achieve profitability.

REE plans to conduct product marketing and sales directly to delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies by its internal business development and marketing teams. REE’s business development and marketing teams continue to focus on expanding relationships with OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies and to expand its market to other industries. If REE is unable to achieve this, it could have a material adverse effect on its business, prospects, financial results and results of operations.

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

REE’s ability to make additional sales following sales of test vehicles to customers depends in part on its ability to prove that REE’s products are to the full satisfaction of such customers and to establish and maintain confidence in REE’s business prospects among such customers and others within its industry.

REE recently started receiving initial orders for both the P7-C. Such orders present an opportunity for potentially receiving additional orders in the future that could be more meaningful and impactful from a financial perspective. Customers, suppliers, dealers and strategic partners may be less likely to purchase REE’s products if it does not timely deliver products in accordance with the technical specifications or if the customers do not believe that REE’s business will succeed or that its operations, including providing such partners with maintenance and service through qualified supplier support operations, which has yet to be established, for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with REE if they are not convinced that its business will succeed. Accordingly, to build, maintain and grow its business, REE must establish and maintain confidence among customers, dealers, suppliers, analysts and other parties with respect to its ability to execute, its liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including REE’s limited operating history, others’ unfamiliarity with its products, uncertainty regarding the future of electric vehicles, any delays in scaling production, delivery and service operations to meet demand, competition and REE’s production and sales performance compared with market expectations. Many of these factors are largely outside of REE’s control, and negative perceptions about REE’s business prospects, would likely harm its ability to receive additional orders. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry, which is an industry that has historically had significant barriers to entry and a high rate of failure. If these new entrants or other manufacturers of electric vehicles go out of business, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including REE, and further challenging customer, dealer, supplier and analyst confidence in REE’s business prospects.

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

REE’s products are in various stages development. In order to reach the delivery stage REE’s products remain subject to further design, validation, verification and testing, as well as product homologation. There is no guarantee that REE will be successful in reaching the delivery stage on the projected timeline, or at all. The establishment of the UK Engineering Center alongside REE’s first UK Integration Center at our Coventry, UK campus coupled with the continued partnership at the MIRA Technology Park has provided REE with a proving ground for physical testing and validation of REE products. However, there can be no guarantee that the testing of REE’s products will proceed according to schedule or that the REE products will withstand rigorous additional testing. The development of REE’s products is and will be subject to risks including, but not limited to, risks associated with:

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
•REE’s ability to successfully develop and validate true X-by-Wire Control capabilities; and
•the ability of X-by-Wire Control technology to obtain additional regulatory approval and achieve widespread market acceptance.

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

REE’s production plan is focused on scaling up production in two phases. Phase 1 of the production plan relates to producing low hundreds of vehicles in the U.S. with targeting Bill of Material, or BOM, break even, and phase 2 of the production plan relates to producing low thousands of vehicles in the following year after completion of phase 1 . Such target is subject to a variety of risks, including the completion of REE’s production tooling investment plan, sourcing materials and components from REE’s suppliers on its agreed upon deadlines and securing sufficient funding.

REE’s business plan includes scaling up the production of low hundreds of trucks in the U.S. (phase 1) and low thousands in the following year after completion of phase 1. However, this production plan relies on our ability to complete REE’s production tooling investment plan, securing materials from REE’s suppliers on its agreed upon deadlines and securing funding primarily for working capital purposes. If REE is unable to complete its production tooling investment plan, or if its suppliers face delays in delivering materials to REE from its expected timelines, REE may not meet its production plan timing. In addition, REE’s production plan relies on its ability to finance the required working capital needs by raising sufficient funds therefore, if REE is unable to secure sufficient funding, REE may not meet our production targets. Not meeting its 2024 or 2025 production targets could materially and negatively impact REE’s business, prospects, financial condition and operating results.

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

Risks Related to REE’s Finances

REE may not be able to continue as a going concern based on REE’s business plan to start mass production in late 2024 and early 2025 if REE is unable to obtain sufficient additional funding or does not have access to capital to finance its current business plan, and REE may be forced to change its business plan as a result.

REE’s ability to successfully carry out its business plan is primarily dependent upon its ability to raise sufficient additional capital. There are no assurances, however, that REE will be successful in obtaining an adequate level of financing needed to support its operations. If REE is unable to maintain sufficient financial resources its business, financial condition and results of operations will be materially and adversely affected.

As an early-stage growth company, REE’s ability to access capital is critical. Until REE can generate sufficient revenue to cover REE’s operating expenses, working capital and capital expenditures, REE will need to raise additional capital. Additional equity financing may not be available on favorable terms, or at all, and could be dilutive to current stockholders. Debt financing, if available, may involve restrictive covenants and dilutive financing instruments.

If capital is not available to REE when, and in the amounts needed, REE could be required to delay, scale back, or abandon some or all of our development programs and operations, which could materially harm REE’s business, financial condition and results of operations.

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

There has been a significant growth in the adoption of environmentally driven regulations and incentive programs with low and zero emission targets with the automotive industry being among the most impacted industries. Such measures encourage local and national governments to implement various forms of rebates and credits for the purchase of an EV. In addition, regulations in many cities, states and countries are also encouraging a shift away from — or in some cases banning entirely — fossil fuel-powered vehicles, with many of the earliest of these regulations targeted at buses, trucks and delivery vehicles. REE’s financial and operational projections include the continued growth in existing and similar regulations and incentive programs to accelerate the adoption of EV technology into the wider market. There is no guarantee that such regulations and incentive programs will be successful in encouraging adoption of EV technology, and there is no guarantee that new regulations and incentive programs will be adopted or that existing regulations and incentive programs will remain in place. For example, the development of an alternative fuel besides electricity that results in low or no emissions may shift the focus of such regulations and incentive programs away from EV technology. If new regulations and incentive programs fail to be adopted as expected or if existing regulations and incentive programs are terminated, the growth of the EV market generally and REE’s business, prospects, financial condition and operating results could be materially and adversely affected.

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

REE’s operations are and will be subject to international, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and REE has limited experience complying with them. Moreover, REE expects that it will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations, which may require REE to change its operations, potentially resulting in a material adverse effect on its business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of REE’s operations.

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

REE is incorporated in and a tax resident in Israel. REE currently has subsidiaries in the UK, Germany, the U.S. and Japan. If REE succeeds in growing its business, REE expects to conduct increased operations through its subsidiaries in various countries and tax jurisdictions, in part through intercompany service agreements between REE and its subsidiaries. In that case, REE’s corporate structure and intercompany transactions, including the manner in which REE develops and uses its intellectual property, will be organized so that REE can achieve its business objectives in a tax-efficient manner and in compliance with applicable transfer pricing rules and regulations. If two or more affiliated companies are located in different countries or tax jurisdictions, the tax laws and regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arm’s length and that appropriate documentation be maintained to support the transfer prices. While REE believes that it operates in compliance with applicable transfer pricing laws and intends to continue to do so, its transfer pricing procedures are not binding on applicable taxing authorities.

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

On November 10, 2022, REE announced that it received an initial notification letter from Nasdaq’s Listing Qualifications Department notifying REE that it had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days or more. On November 1, 2023, REE received a notification letter from Nasdaq Listing Qualifications staff notifying REE that it had regained compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rule 5550(a)(2).

If REE fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the Class A Ordinary Shares. Such a delisting would likely have a negative effect on the price of the Class A Ordinary Shares and would impair your ability to sell or purchase the Class A Ordinary Shares when you wish to do so. In the event of a delisting, REE can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its Class A Ordinary Shares to become listed again.

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

As a public company, REE operates in an increasingly demanding regulatory environment, which requires it to comply with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the regulations of Nasdaq, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for REE to produce reliable financial reports and are important to help prevent financial fraud. Commencing with its fiscal year ended December 31, 2021, REE performed system and process evaluation and testing of its internal controls over financial reporting to allow management to report on the effectiveness of its internal controls over financial reporting in its Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act.

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

REE expects to face significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. In the future, REE plans to transmit and store confidential and private information of its business customers, such as personal information, including names, accounts, user IDs and passwords, and payment or transaction related information.

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

REE’s research and development efforts in relation to its Softwheel products have been partially financed through royalty-bearing and non-royalty bearing grants from the IIA in the total amount of $1,215,000. As of December 31, 2023, REE’s remaining contingent obligation with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately $733,000.

Under the research and development agreements with the IIA and pursuant to applicable laws, REE is required to pay royalties at the rate of 3-5% sales of products that incorporate know-how developed with the IIA-funded, royalty-bearing grants. Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar plus interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.72%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. If REE returns to production of these products outside of Israel and generates sales, the ceiling will increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the dollar and bearing interest as noted above.

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

The Class B Ordinary Shares have 10 votes per share, while shares of Class A Ordinary Shares have one vote per share. REE’s Founders, Daniel Barel and Ahishay Sardes, hold all Class B Ordinary Shares granting each of them, when combined with each of their holdings of Class A Ordinary Shares, approximately 38.2% of voting power and together approximately 76.4% of the voting power of REE as of March 12, 2024. See “Item 7A. Major shareholders”. As a result, if they act together, they will be able to control matters submitted to REE’s shareholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets or other major corporate transactions (although neither Founder individually has a majority of the voting power). REE’s Founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. While the Class B Ordinary Shares do not have any economic rights, this concentrated control may have the effect of delaying, preventing or deterring a change in control of REE, could deprive its shareholders of an opportunity to receive a premium for their shares as part of a sale of REE, and might ultimately affect the market price of shares of Class A Ordinary Shares.

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

The tax benefits that are available to REE require it to continue to meet various conditions and may be terminated or reduced in the future, which could increase REE’s costs and taxes. REE may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. In order to remain eligible for the tax benefits for “Preferred Technological Enterprises” it must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, REE’s Israeli taxable income from the approved enterprise would be subject to regular Israeli corporate tax rates. The current standard corporate tax rate for Israeli companies is 23%. Additionally, if REE increases its activities outside of Israel through acquisitions, for example, its expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Item 10.E. Taxation – Certain Material Israeli Tax Considerations.”

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

As discussed above, REE is a foreign private issuer, and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to REE on June 30, 2024. In the future, REE would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If REE loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. REE would also have to comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, REE would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

REE conducts its operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect its operations.

REE’s executive offices where most of our employees are employed, are located in Kibbutz Glil-Yam, Israel. In addition, the majority of REE’s key employees, officers, and directors are Israeli citizens. Accordingly, political, economic, and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty. Moreover, the clash between Israel and Hezbollah in Lebanon may escalate in the future into a greater regional conflict. In the months since the initial attack by Hamas, clashes with Hezbollah on Israel’s northern border with Lebanon and attacks on Israeli-controlled or owned ships in the Red Sea by members of the Houthi Movement in Yemen have taken place. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities and that such clashes may escalate in the future into a greater regional conflict.

Any hostilities involving Israel, terrorist activities, political instability or violence in the region, or the interruption or curtailment of trade or transport between Israel and its trading partners could make it more difficult for REE to raise capital and may adversely affect REE’s operations and results of operations and the market price of REE’s Ordinary Shares. At this time, it is not possible to predict the intensity or duration of the war, nor can REE predict how this war will ultimately affect Israel’s economy in general, which may involve additional credit rating agencies downgrading Israel’s credit rating score after Moody’s downgrading of Israel’s credit rating from A1 to A2 and outlook rating from “stable” to “negative”, and REE continues to monitor the situation closely and examine the potential disruptions that could adversely affect REE’s operations.

REE’s commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, REE cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate REE fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on REE’s business, financial condition, and results of operations.

Further, majority of the members of REE’s management and employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt REE’s management and employees’ ability to effectively perform their daily tasks.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to the series of attacks on civilian and military targets in October 2023, there have been significant call-ups of military reservists. Although many such military reservists have been discharged, they may be called up again depending on how events unfold. As of March 24, 2024, 2 out of 244 total employees have been called to service. This number may change from time to time.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial condition. The ongoing conflict is rapidly evolving and developing, and could disrupt REE’s business and operations, and adversely affect REE’s ability to raise additional funds or sell our securities, among other impacts.

Political instability in Israel, originating before October 2023, could also disrupt REE’s operations. Having held five general elections between 2019 and 2022, government policy is subject to regular disruptive changes. The current government of Israel has pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including reluctance of foreign investors to invest or transact business in Israel as well as increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions within Israel. Currently, the proposed judicial reforms been put on hold due to the ongoing focus on the war, while the Supreme Court of Israel ruled that the judicial reform passed into legislation relating to reasonability is unconstitutional. If such changes to the judicial system resume and take effect, however, there may be an adverse effect on REE’s business, results of operations and ability to raise additional funds.

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

As of December 31, 2023, REE had 346,883 Class A Ordinary Shares available for future grant under the 2021 Plan and 154,284 shares available under the Employee Stock Purchase Plan. There were 3,525,594 Class A Ordinary Shares underlying outstanding options under its equity incentive plans, at a weighted average exercise price of $5.02 per share, 3,288,211 of which were vested and exercisable. Additionally, there were 822,241 Class A Ordinary Shares underlying outstanding RSUs under its equity incentive plan

Future sales of large amounts of shares into the public markets may adversely affect the market price of Class A Ordinary Shares.

Pursuant to the Investors’ Rights Agreement between REE, 10X Capital and certain of REE’s shareholder, the Sponsor can demand that REE register its registrable securities under certain circumstances and also has piggyback registration rights for these securities in connection with certain registrations of securities that REE undertakes. REE is also required to use its commercially reasonable effort to maintain the effectiveness of a registration statement under the Securities Act covering such securities and certain other securities of REE, including those held by PIPE Investors. The registration of these securities permits the public sale of such securities. In addition, 5,904,403 shares held by REE’s legacy shareholders became eligible for sale under Rule 144 of the Securities Act upon the expiration of a 180-day lock-up agreement on January 18, 2022. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of REE’s Class A Ordinary Shares.

On July 14, 2023, we entered into an At the Market Offering Agreement, or the HCW Agreement, with H.C. Wainwright & Co., LLC, or HCW, pursuant to which we may offer and sell, at our option, up to $35.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which HCW agreed to act as sales agent. As of the date of this Annual Report, we have sold 120,880 of our Class A Ordinary Shares under the HCW Agreement for total gross proceeds of approximately $908,509.

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of REE and its subsidiaries, there is a significant risk that REE was a PFIC for U.S. federal income tax purposes for 2023, and REE may be a PFIC for U.S. federal income tax purposes for the current or future taxable years. This is a factual determination that depends on, among other things, the composition of REE’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus a complete determination can only be made annually after the close of each taxable year. Furthermore, the value of our gross assets is likely to be determined in part by reference to our market capitalization, which may fluctuate significantly. Thus, no assurance can be given as to whether REE will be a PFIC in the current or any future taxable year. In addition, REE’s U.S. counsel expresses no opinion with respect to REE’s PFIC status for 2023, current, or future taxable years.

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
B. Business Overview

Company Overview

REE is an automotive technology company focused on building commercial electric vehicles controlled fully by wire, what REE calls X-by-Wire. Unbound by legacy thinking, we created the world’s first certified, software-driven, fully by-wire electric vehicle, built around its proprietary REEcorner™, which packs critical vehicle components into a single compact module positioned between the chassis and the wheel.

The REEcornerTM, our proprietary by-wire technology for drive, steer and brake control, enables X-by-Wire vehicle control and is designed to allow for key benefits for building commercial electric trucks, such as reduction in total cost of ownership, or TCO, operational efficiency, and many other benefits as described below.

REE’s technology, which is patent protected, and design make it possible for OEMs, delivery and logistics fleets, dealers, e-commerce retailers, Mobility-as-a-Service providers and others, to build any size or shape of electric vehicle. With the first Federal Motor Vehicle Safety Standards, or FMVSS, certified full by-wire electric vehicle, we are currently focused primarily on the North American medium-duty truck segment due to the large total addressable market, increased tax incentives for customers, and strong demand from fleets to electrify their fleets.

We are targeting delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies. Our business plan is geared to allow these companies to build entire fleets based on REEcornerTM technology and Powered by REE™ platforms. We aim to offer many customer benefits including reduction in TCO, lower maintenance and spare-part inventory management costs, higher active and passive safety, improved vehicle efficiency, advanced driver-assistance systems, or ADAS, compatibility.

By completing and not competing, we can partner with other vehicle manufacturers in the automotive industry where electric and autonomous vehicles will be “powered by REE™”, allowing faster and larger adaption of our X-by-Wire technology and electrification scale.

In 2023, we continued to make progress on the following main business fronts:

•Increasing our North American footprint though our Authorized Dealer Network;
•Growing our initial orderbook value; and
•Lowering our customer acquisition costs

Increasing REE’s North American footprint through its Authorized Dealer Network

REE is focused on commercializing the high value add portion of the commercial EV value chain with the REEcornerTM. To do this, we built out an extensive network of carefully curated authorized dealers, focusing on dealers that have proven to embrace the EV future of commercial vehicles and that are in areas of high demand. In many cases, our dealers are also located in states that provide incentives in addition to incentives provided by the federal government.

In 2023, we continued to expand our Authorized Dealership Network across the U.S. and Canada by 900% year-over-year, or YoY. Each of our Authorized Dealers has placed initial orders.

As of March 25, 2024, we had over twenty customers in various industries, including vehicle rental and leasing, shipping and logistics and commercial vehicle dealers, and an initial order book value of approximately $50 million. As of March 25, 2024 our Authorized Dealer Network consists of, among other dealers: Pritchard EV, Tom's Truck Center, Industrial Power & Truck Equipment, New England Truck Solutions, FMI Truck Sales & Services The Truck Shop, Monarch Truck Center, Ry-Den Truck Center, Jim Reed’s Truck Sales, Inc., Fleet Direct Sales, Specialty Vehicles & Equipment Ltd., McCandless Truck Centers, Lynch Truck Centers, C&M Motors, Inc., Midwest Transit Equipment, LLC, XPO Auto Sales, Inc. and Harris Auto Group (BC).

In 2023, we achieved United States Environmental Protection Agency, or EPA, approval for our P7-C electric trucks. In January 2024, and following months of testing together with a third party, we became the first OEM to certify a commercial truck controlled fully by-wire to the FMVSS standards. In addition, subsequent to year end, we achieved CARB certification – a key milestone that provides for state incentives on top of applicable federal incentives.

Shortly after reaching FMVSS certification and EPA approval, we began customer deliveries of its P7-C demonstration trucks for fleet evaluations in North America through REE’s Authorized Dealer Network. Our demo program is intended to allow potential fleet customers the opportunity to experience the benefits of its P7-C commercial vehicle in multiple top-hat configuration based on several partnerships with leading upfitters in North America.

We believes that, through our demo program and as we deliver additional trucks from our current backlog, our customers have the potential to order significant volumes of vehicles in addition to their initial orders.

Subsequent to year end, we were selected by, and delivered a prototype vehicle to, Airbus UpNext, a wholly owned innovation subsidiary of Airbus SE, to provide technological know-how based upon the REEcorner and full-by-wire control systems.

Growing REE’s initial order book value

We believe there is strong demand for electric trucks in general, and for Powered by REE trucks in particular, from leading fleets and dealers in both the U.S. and Canada. In our view, the commercial trucks market, and in particular the class 3-5 market, is ready to electrify as the current demand outpaces the supply. This demand is partly driven by incentive programs, both federal and state, that can accumulate over $100,000 per truck. We designed the P7-C to qualify for such incentives, including, among others, IRA-45 and CARB.

Nonetheless, we believe that our technological advantage, combined with our competitive market offering, is pushing the demand for its Powered by REE trucks even further, resulting in the increase of our initial orderbook value by 900% YoY, now reaching approximately $50 million. We believe this current backlog is sufficient for us to reach positive breakeven on

COGS, since our production plan is tightly aligned with our order book to help ensure successful scaling to mass production.

Unlike others in the space, and in order to maximize capital efficiency, we build to order and have aligned our production plan with our order trajectory. In tandem with growth in our dealer network and their local fleet relationships, we are also growing our upfitter network with the aim of facilitating rapid, cost-efficient upfitting for specific use cases.

Lowering REE’s customer acquisition costs

Further, with capital efficiency in mind, we “complete not compete”. In order to provide the highest level of customer service, we are leveraging our dealer network to provide after-sales parts and service. Dealers look to parts and service revenues to help drive profitability and are trusted partners to the fleets in their service areas. We have started training our authorized dealers to certify technicians to provide service on our vehicles, facilitating adoption by fleets. As we seek to further expand our dealer network in North America, we offer financing solutions for our dealers through an agreement with Mitsubishi HC Capital America. This agreement is designed to streamline the process of obtaining the financing required for the purchase of our vehicles.

We leverage third parties to allow us to focus on its core competencies and value add around the REEcorner, while lowering capital requirements. For example, we work with Tier 1 suppliers that build components and subsystems to our specification and design, and we carefully built, and are still building, a dealer and service network. Subsequent to year end, we were selected by, and delivered a prototype vehicle to, Airbus UpNext, a wholly-owned innovation subsidiary of Airbus SE, to support their need in a research & technology demonstrator. Over time, we believe that our unique autonomous readiness will drive increased interest in its technology and vehicles.

Additionally, we are pursuing multiple go-to-market paths to significantly accelerate the adoption of EVs by commercial fleet owners and operators. This includes collaborations with partners not only to develop full vehicle offerings, such as leading upfitters, but also to provide a comprehensive ecosystem of enabling capabilities and services, such as vehicle financing, batteries, charging infrastructure, after-sales, service and Data-as-a-Service, or DaaS, for a full turn-key solution intended to enable and expedite a smooth transition for our potential customers from internal combustion engine, or ICE, vehicles to EV fleets.

We are taking a measured approach to allow time for customer feedback, stabilizing production processes and, most importantly, optimizing our bill of material and production costs.

Market Opportunity

We believe the shift to electric vehicles in the North American commercial vehicle market continues to grow driven by the maturity of electric trucks offerings yielding lower operating costs, the reduction in battery costs and improvement in charging infrastructure as well as strong regulatory and incentives tailwinds to support the growth in e-commerce, government regulations on carbon emissions and public policy, and consumer preference. We believe that the global commercial EV industry is growing rapidly and undergoing massive transformation, and will continue, driven by the following factors:

•Product Maturity – We believe that the recent increased product maturity in the EV commercial truck space is driving better charging infrastructure, TCO, and regulatory incentives. We believe that the increased maturity of electric commercial vehicles, especially the Powered by REE vehicles, has driven demand by offering potential end users a lower TCO and, therefore, higher margins per commercial vehicle. In addition, as electric commercial vehicles become more mainstream, we believe that charging infrastructure in the U.S. will also increase, creating a positive feedback loop of more electric vehicles and better charging infrastructure. Finally, as electric commercial vehicles mature, we believe that federal and state governments will continue to offer strong incentives to purchase such vehicles.

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

•Significant Growth Anticipated in Last-Mile and Mid-Mile Delivery Market. The rise of e-commerce has led to growth in the transportation services and logistics providers that provide e-commerce services. There is also an increase in demand for delivery vehicles with increased productivity and efficiencies. According to Statista, global retain ecommerce sales are projected to grow by 56% reaching about $8.1 trillion by 2026, proving that ecommerce is becoming an increasingly lucrative option for businesses.

REE’s Technological Differentiation

We believe that the automotive industry is at an inflection point.

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

We believe that ICE vehicles and EV manufacturers employ a correspondingly similar strategy to development of new vehicle platforms: vehicle functionality is determined by the OEM mindset trying to forecast and influence future market trends. This means that, during development, most ICE vehicle and EV manufacturers will design and produce individual new vehicle platforms with vehicle models being restricted as to size, shape or functionality. This creates a less nimble development process than is required to respond quickly and effectively to changing market demand and customer preferences unless such demand corresponds with existing “off-the-shelf” offerings. As a result, in trying to address these changes in market preference, ICE vehicle and EV manufacturers are burdened by extremely high capital costs and long development cycles inherent in designing and engineering vehicles.

We believe that consumer preference has continued to shift toward environmentally conscious and low emissions vehicle offerings. However, many OEMs have traditionally viewed reduced and zero-emissions vehicles as “compliance cars,” adding minimal volumes and models to their portfolios for the lowest possible overall costs (including investment and variable per-unit costs) necessary to achieve fleet compliance. This has resulted in scarce alternative powertrain resources to be dedicated to plug-in hybrid vehicles, or PHEVs, and other hybrid powertrain or low-demand battery electric vehicles variants. Lacking internal know-how and experience in electrification, many OEMs are now being forced to look beyond their internal EV technology to meet increasing consumer demand for EVs and to satisfy expanding regulatory requirements.

REE’s technology approach

Innovation is at the core of our DNA. This is what drives us throughout the development process all the way down to the architecture of every detail of our design. We have designed REEcorner™ by-wire steering, braking and drive to deliver better stability and greater maneuverability, designed for better performance and safety overall.

As a technology focused full-flag OEM, we became the first in the world to achieve FMVSS certification of a software driven, full by wire vehicle. We also achieved EPA certification and, in 2024, we achieved CARB certification – a key milestone that unlocks state incentives on top of applicable federal incentives as a qualified manufacturer for IRS 45W federal tax credits.

Our X-by-Wire technology and progressive iterations of the REEcorner, each followed by rigorous testing and validation, make such regulatory certifications and milestones possible.

We completed winter testing for the second consecutive year in cold conditions of minus 30 degrees Celsius, taking our trucks to the limits, testing safety, vehicle dynamics and battery performance to help ensure that we deliver a great product to our customers.

REEcornersTM are our IP-protected foundational technology and key differentiator, designed to allow Powered by REE vehicles to deliver greater efficiency, lower TCO and complete design flexibility, all while being autonomous ready. REEcornersTM integrate steering, braking, suspension, powertrain, and control into a single module. Each REEcornerTM is independent with redundancies for enhanced fail-operation. Our proprietary X-by-Wire system provides full steer, brake, and drive-by-wire control - replacing traditional mechanical & hydraulic systems including braking, throttle, and steering.

We believe that this approach differentiates us from other EV players, who often must substantially redesign and reengineer their vehicles in order to meet market demand, typically resulting in significant expenses of time and capital on architecture integration, unique performance requirements, different market requirements and full crash structure development and testing.

Our Competitive Strengths

We believe that our disruptive technology and business model are unique to the EV industry and will offer a number of competitive strengths.

Attractive customer value proposition and superior total cost of ownership

EVs aim to have lower TCO than ICE vehicles. We believe EVs built on its products will have a lower TCO than those of our EV competitors. Our TCO advantages are expected to derive from its asset-light manufacturing model, low costs of operations due to anticipated greater cargo volume and lower maintenance costs due to the REEcorner’sTM durable design. We plan to work with strategic partners to provide preventative maintenance services through smart service and artificial intelligence in combination with over-the-air updates that seek to ensure maintenance is performed before a part may fail. This is expected to offer significant savings by eliminating unnecessary part replacements and drastically reduce downtime.

We have designed a fully flat EV platform, purposefully engineered with a goal of maximum space efficiency and modularity to support a wide range of vehicle applications in the business-to-business, or B2B, market. We believe that platforms using REEcornersTM will present significant functional and operational advantages over conventional EV “skateboards” currently available in the market and will enable superior vehicle specifications for cargo volume/length, payload, maneuverability and battery capacity. Our technology is also designed to enable enhanced operational efficiencies due to low center of gravity, high durability, long lifecycle and superior product ergonomics (low step-in height affords easy and fast embarking and disembarking from vehicle, high driver visibility thanks to enhanced field of vision and optimal driver ergonomics).

Our development of FMVSS, EPA, and CARB certified X-By-Wire control technology challenges century-old automotive concepts. We expect that our X-By-Wire control technology will enable lower TCO through expedient REEcornerTM replacement, referred to as the Quick REEcorner swap, smart preventative maintenance and over-the-air updates, and improved residual value per truck given our efforts to future proof each vehicle through, among other capabilities, autonomous driving ready capabilities. REE’s data analytics capabilities may be used to further reduce total cost of ownership via intelligent preventative maintenance features.

Our track record of invention and early development of our products has afforded us many years to innovate across hardware and software, which we believe has created substantial advantages in its targeted markets as a result of its industry know-how and proprietary trade secrets. Our research and development efforts have resulted in a strong intellectual property portfolio, and we have filed for patent protection for several of our key inventions across key markets of the world, resulting in, as of December 31, 2023, approximately 176 active or pending patent applications for EV products, component systems, testing and enhanced product manufacturability, of which approximately 57 are granted patents and 119 pending applications. Granted patents are related to corner modules encompassing entire vehicle sub-systems for controlling the operation of the vehicle, such as unique suspension, steering, powertrain, and in-corner brake systems, installation and swapping of corner modules and communication and control systems for operating individual corner modules and vehicle platform.

CapEx light and flexible manufacturing approach

We are currently manufacturing, and plan to continue to manufacture, our products in two locations via a global network of leading suppliers. The REEcornerTM is produced in our Global Integration Center in Coventry, UK, then shipped to a contract manufacturing in the U.S, for full vehicle assembly.

Our Integration Center is designed to produce up to 40,000 REEcorners (the equivalent of 10,000 vehicle sets) a year, and we expect to maintain a comparatively asset-light enterprise that can further help to increase global growth and market penetration.

REE’s Go-To-Market Strategy

We aim to provide potential customers with EV solutions to fulfill their needs. We plan to provide REEcorner™ technology and Powered by REE™ EV platforms on top of which companies can then build their ideal vehicles customized to their specific requirements based on our disruptive tech.

Additionally, we aim to provide complete commercial EVs through partnerships with industry-leading companies, OEMs and top-hat upfitters. For example, after year end, through its partnership with Knapheide, After year end, our Class 4 P7-C demo electric cab chassis was upfitted with Knapheide’s KUV body, aimed to provide a turnkey solution with advantages including low load floor, greater driver maneuverability and comfort and high driver visibility.

We believe we are well positioned in the growing in the electric commercial vehicle market relative to its competitors because of its technologically, superior product offering, and better unit economics.

Our market growth strategy has two phases. In the first phase, we believe our market growth will rely on our ability to bring our Powered by REE electric trucks to the market as a vehicle manufacturer, which we started after year end 2023. We are targeting cumulative sales of 6,000 Powered by REE trucks in the first phase, between 2024-2026, representing approximately 1% of its total addressable market in class 3-5 commercial vehicles in the U.S. alone.

We believe that our market growth in phase two is reliant upon our collaboration with other vehicle manufactures, or OEMs, and providing such OEMs with the REEcornersTM and the Powered by REE technology to power the next generation electric vehicles. We have discussed this strategy with, and has provided several prototypes to, several global OEMs.

Although, we believe the second phase of our growth will allow for significantly higher margins and stronger growth in North America, we recognize the importance of controlling our own destiny as a vehicle manufacturer capable of bringing a full by wire vehicle controlled to the market. And to effectively go-to-market, over the next few years, we believe that we must continue to develop and grow our customer and dealer base by signing additional collaboration, sales and distribution agreements with leading customers and dealers in multiple addressable market segments, convert our existing purchase orders into scale orders, advance our collaboration and distribution agreements into test fleet purchase orders followed by scale orders when it becomes commercially advantageous to do so, increase our execution capabilities by expanding our relationships with suppliers, establish a partnership with a leading contract manufacturer, building out our Integration Centers, subject to market conditions, and develop a support network capable of servicing REE-powered vehicles in the field.

We are initially targeting commercial and MaaS markets served by our P7 EV platforms, followed by additional market segments. By focusing product designs on the needs of these markets, we seek to build strong customer relationships with fleet operators and capture a significant market opportunity as the broad trend of vehicle electrification continues. Within this trend, we believe that fleet operators will be drawn to the reliability of operations, the lower TCO and high uptime of EVs, particularly as EVs achieve cost parity with ICEs. Furthermore, we believe that fleet operators will be drawn to the customizable design of our products, which seek to facilitate mission-specific vehicles to optimize fleet utilization. Fleet usage, which most times may involve multiple shorter trips within range of a central base rather than long-distance travel, can reduce the “range anxiety” that has also been a limiting factor in EV adoption.

In 2023, we completed certain development activities in connection with its production timeline, including physically testing and validating our products at the MIRA Technology Park. In 2024, we became the first company to achieve FMVSS certification on a vehicle controlled fully by wire. Additionally in 2024, we achieved CARB certification. We also obtained EPA certification for its P7-C chassis cab and P7-S stripped chassis products in 2023.

As of year end 2023, we completed all P7 concept validation of both corner and platform design. To support this we built and tested a range of engineering vehicles and continued to mature the production intent designs with feedback from this testing. Design for manufacturing activities has been run in parallel to ensure the Integration Center assembly line is ready to support volume production timelines. In 2024, we began customer deliveries of its P7-C demonstration trucks for fleet evaluations in North America through our Authorized Dealer Network. We plan to scale production and deliveries to the low hundreds of vehicles in the fourth quarter of 2024 and early 2025.

As of December 31, 2023, our team of 244 employees, including engineers, scientists, technicians and staff is committed to achieving the necessary milestones to meet its current production and commercialization timelines. In February 2023, we took steps to lower our expenses through a targeted reduction in headcount of approximately 11% of our workforce.

REE’s Products

We have developed core innovations which make up the foundation of our products. Our products contain a number of key technological advancements and critical design functions, which we believe provide distinct advantages over competitor offerings:

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

3.P7-S Strip Chassis – Fully flat from end-to-end, the P7 modular platform, or the P7 Platform, is designed for commercial delivery vehicles and walk-in vans. The P7 Platform enables efficiencies for fleets, offering a low, fully flat chassis for vehicles in Classes 3-5, and approximately 35% more cargo space for a given footprint than comparable commercial vehicles, all with optimized TCO. EVs and AVs built on top of P7 Platforms are designed to achieve driving ranges of up to 370 miles with max speeds of 80 mph and supporting payload of 8,000 lbs. Upfitters and other manufacturers looking for full design freedom can also take REE’s stripped chassis or chassis cabs for maximum dimensional flexibility for specialty equipment.

4.P7-C Chassis Cab and Cutway Chassis – The P7-C is a class 4 chassis cab, a fully electric commercial truck, available in regular bulkhead, walk-through, and cutaway variants. Used for applications such as delivery and a broad range of vocational applications, it is the first fully by-wire vehicle to obtain FMVSS certification. Powered by REE P7-C vehicles have a 126 kWh battery, 6,000 lbs payload and 150 miles of range. Enabled by REEcorner and by-wire control, P7-C vehicles are designed to provide major advantages to fleet owners such as reduced TCO, safety and efficiency. Partnerships with bodybuilders for P7-C are aimed to ensure that full-vehicle solutions for box trucks, service bodies, platform bodies and more can be offered to fleets by dealers.

5.P7-B Box Truck – A class 3 box truck built on a P7 cab chassis with our all-wheel drive and all-wheel steer for exceptional vehicle control, leading to better handling and safety in adverse conditions. The driver-focused cabin is designed for optimal commercial usage, durability and productivity. The P7-B aims to reduce TCO to help facilitate fleets’ transition to EVs. The all-by-wire electric truck targets the important and growing commercial EV mid- and last-mile delivery market, with applications such as 16-foot vans and delivery trucks. It was built in response to market needs and represents a potential opportunity for us to present fleets with complete vehicles.

Each of the component systems that form our REEcorners™ and platforms are being engineered for optimal performance. We place a strong emphasis on functional integration, allowing for increased modularity. This is aimed to reduce the total number of parts, platform size and weight, ultimately providing more useable interior space in the vehicle cabin and a more overall cost-effective EV offering. By leveraging our modular REE products, along with our efficient design and streamlined production process, we anticipate that new vehicle models can be developed and produced in as little as 18 to 24 months. We are developing the technology for the core hardware and software for its REEcorner™ in house and pursuant to development agreements with certain strategic partners, with the goal of achieving superior vehicle dynamics while setting the highest bar for safety.

Competition

We believe that our business model differentiates us from competitors because we can market and sell its products individually or as “Powered by REE™” in a full vehicle solution. As the EV industry is becoming increasingly more competitive, we expect competition from established automobile manufacturers with ICE vehicles and established and new automobile manufacturers with alternative fuel and EV vehicles including hybrids, battery electric vehicles and full cell electric vehicles. As many traditional and new players enter the EV market, we believe the primary competitive factors in the EV market will revolve around, but not be limited to, the following key differentiation factors:

•technological innovation;
•product quality and reliability;
•safety features;
•market adoption;
•service options;
•product performance;
•design and styling;
•product price; and
•manufacturing efficiency.

We believe our products will strongly compete based on these factors.

Environmental, Social and Governance (ESG) Practices

As an automotive technology company with a vision to become the cornerstone of tomorrow’s zero-emission EVs, we are committed to operating in an ethical and sustainable manner while maximizing our ability to positively impact our environment and society. We are building the foundation of a leading environmental, social, and governance, or ESG, program that benefits all our stakeholders including, customers, partners, employees, and the communities where we work. We are committed to aligning with leading industry best practices and are establishing company-wide policies that outline the Company’s standards for all business operations. As we grow our ESG program, we are also developing our internal data collection and disclosure capabilities to ensure we can meet investor expectations and comply with regulatory bodies’ proposed ESG tracking and reporting obligations.

REE’s Manufacturing Approach

We are manufacturing, and plan to continue to manufacture, our products via a global network of Tier 1 partners and suppliers. In doing so, we seek to reduce our up-front capital investment and eliminate recurring fixed costs and overhead that would be required for us to own and operate our own product assembly facilities. We believe this will enable us to remain a comparatively asset-light enterprise, which will further help to increase our operating margin and overall return on investment.

REEcorners were designed for ease of manufacture, and we benefit from our capex light strategy through our fully commissioned production line located in Coventry, UK. This product line has thirteen robotic stations, is run by only seven operators, and has production capacity of 40,000 REEcorners (10,000 vehicles) annually based on a single shift per day. Our production line has been commissioned at above the current required capacity and can be duplicated rapidly in almost any location to support any future expansion needs.

Unique to our industry, we believe that our manufacturing strategy, capex light approach and bill of material, or BOM, and cost trajectory will allow us to generate BOM parity with low hundreds of vehicles sold and EBITDA break even with low thousands of vehicles sold.

In the future, leveraging the flexibility inherent in the REEcorner design, we have the ability to scale up or down from the class 3 – 5 market REE serves today.

Operational Developments

We have built our first UK Integration Center and highly automated launch factory in Coventry, UK in 2022 for product assembly and validation. All major equipment is in place, and we have production capacity for 10,000 vehicles sets annually. We plan to build Integration Centers in the United States and Asia, which are planned to be completed in the future based on a variety of factors, including our production plans, as part of our global manufacturing strategy. Our CapEx-light manufacturing approach and Integration Centers are designed to enable us to remain a comparatively asset-light enterprise, helping to increase operating margins and return on investment and reduce the carbon footprint of our operations by leveraging our global network of Tier 1 partners’ manufacturing capacity, with full point-of-sale component assembly and testing set to take place in our Integration Centers. Our UK Integration Center and UK Engineering Center, as well as our headquarters and research and development center in Israel, are ISO-9001 certified.

In 2023, REE completed certain development activities in connection with its production timeline, including physically testing and validating its products at the MIRA Technology Park. In 2024, REE became the first company to achieve FMVSS certification on a vehicle controlled fully by wire and began customer deliveries of its P7-C demonstration trucks for fleet evaluations.

As of March 2024, we have deployed all CAPEX tooling for the scale production of its REEcorner which is expected to come online in late 2024 or beginning of 2025. We intend for this production tooling to enable us to reach compelling unit economics in the production of its REEcorners.

Intellectual Property

General

Our ability to protect our intellectual property is paramount to our business. We rely upon a combination of protections afforded to owners of patents, designs, copyrights, trade secrets, and trademarks, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect REE’s intellectual property rights. In addition, industry know-how and unpatented trade secrets in the fields of research, development and engineering are an important aspect of our business by ensuring that its technology and strategic business assets remain confidential. We pursue patent protection when we develop a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings.

Patents

As of December 31, 2023, we had approximately 176 pending and registered patents in the U.S. and globally, of which approximately 57 are granted utility patents. In addition, we have families of design patents registered globally. Our patent applications are directed to, among other things, EV products, component systems and enhanced product manufacturability, for example, corner modules, flat chassis, electrical and control systems, brake systems, wheel assemblies, and testing. We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file additional patent applications when we determine it would benefit our business to do so.

Trademarks and Service Marks

We pursue global registration of our domain names and products and services trademarks. We use registrations to protect trademarks used in our business as well as claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion. As of December 31, 2023, we successfully registered trademarks for “REE” and “R3E” in 13 jurisdictions and also have trademarks for “REEcorner” and “Powered by REE” pending or registered globally.

Government Regulation

Some of our products are subject to, and we are required to comply with, the U.S. National Traffic and Motor Vehicle Safety Act, as amended, and numerous regulatory requirements established by the National Highway Traffic Safety Administration, or NHTSA, an operating administration of the U.S. Department of Transportation, or DOT, including applicable FMVSS standards. In 2023, we became the first company to achieve FMVSS certification on a vehicle controlled fully by-wire. Additionally, there are regulatory changes being considered for several FMVSSs, and while we anticipate being in compliance with the proposed changes, there is no assurance until final regulation changes are enacted.

Numerous FMVSSs apply to our products, such as braking requirements. We are also required to comply with other federal and state laws and regulations, including, among other regulations, ensuring its products do not contain defects related to motor vehicle safety, recall requirements, GHG and electric vehicle reporting, reporting required notices, bulletins, and other communications, Early Warning Information reporting, foreign recall reporting and owner’s manual requirements.

The P7-C is also subject to EPA and California Air Resources Board certification for vehicle greenhouse gases and zero emission powertrains. We obtained the EPA certification in late 2023 and achieved CARB certification in early 2024.

The battery modules on Powered by REE vehicles conform to mandatory regulations that govern transport of “dangerous goods,” defined to include lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration, are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations and related UN Manual Tests and Criteria. The regulations vary by mode of shipping transportation, such as by ocean vessel, rail, truck or air. We use lithium-ion cells in the high voltage battery packs in Powered by REE vehicles. The use, storage, and disposal of the battery modules is regulated under federal law.

Additionally, Powered by REE vehicles are not currently subject to non-U.S. safety, environmental and other regulations. Many of those regulations are different from those applicable in the U.S. and may require redesign and/or retesting. For example, the E.U. has established new approval and oversight rules requiring that a national authority certify compliance with heightened safety rules, emissions limits and production requirements before vehicles can be sold in each E.U. member state. These changes could impact the rollout of new features in Europe.

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

3.In March 2022, REE entered into a lease agreement for its Austin, Texas headquarters. The facility is approximately 118,132 square feet (10,975 square meter), under a lease agreement that expires in 2032. REE intends to use this facility in the future for accelerating mass production phase in the U.S. and is currently exploring other uses for this facility until such time.

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
A. Operating results.
The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2023 and 2022 and related notes and the information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with U.S. GAAP.
For a discussion of our consolidated statements of operations for the years ended December 31, 2022 and 2021 and our cash flows for the years then ended, see the section “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F (File No. 001-40649), as filed with the SEC on March 28, 2023.

Key Factors Affecting Operating Results

REE is an early-stage growth company in the early commercialization stage and believes that its performance and future success depend on several factors that present significant opportunities for it, but also pose risks and challenges, including those discussed in the section of this Annual Report titled “Item 3.D. Risk Factors”.

Recent Developments

Reverse Share Split

On November 10, 2022, REE announced that it received an initial notification letter from Nasdaq’s Listing Qualifications Department notifying REE that it had 180 days, or the Initial Period, to regain compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2). Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days or more. REE did not regain compliance with the minimum bid price per share requirement during the Initial Period. On May 9, 2023 REE received a letter from Nasdaq notifying REE that it is eligible for an additional 180-day compliance period to cure the deficiency, until November 6, 2023.

On October 18, 2023, REE effected a reverse share split of REE’s Class A Ordinary Shares and Class B Ordinary Shares at the ratio of 1-for-30, such that (i) each thirty (30) Class A Ordinary Shares, without par value, were consolidated into one (1) Class A ordinary share, without par value and (2) each thirty (30) Class B Ordinary Shares, without par value, were consolidated into one (1) Class B ordinary share, without par value. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented herein as if the stock reverse split had been in effect as of the date of these periods. For more information see the Company’s 6-K filed with SEC on October 16, 2023.

On November 1, 2023, REE received a notification letter from Nasdaq Listing Qualifications staff notifying REE that it had regained compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rule 5550(a)(2).

March 2024 Public Offering

On March 1, 2024, REE executed an underwriting agreement, or the Underwriting Agreement, between the Company and Roth Capital Partners LLC, or Roth, pursuant to which the Company conducted an underwritten public offering, or the Public Offering, of 2,000,000 Class A Ordinary Shares at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13 million. Pursuant to the terms of the Underwriting Agreement, the Company also granted the Roth a 20-day option to purchase Class A Ordinary Shares of up to 300,000 Ordinary Shares, or 15% of the number of Ordinary Shares sold in the Public Offering, solely to cover over-allotments. On March 4, 2024 Roth exercised its overallotment option to purchase an additional 300,000 Class A Ordinary Shares in full. The Public Offering, including the shares issuable upon the exercise of the overallotment option, closed on March 5, 2024.

At closing, REE issued 2,300,000 Class A Ordinary Shares, for aggregate net proceeds of approximately $14.15 million to REE, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by REE. REE intends to use the net proceeds from the Public Offering for general working capital purposes.

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

Key Components of Statements of Operations

Revenue

REE has not begun significant commercial operations and currently has no significant revenues. Once REE reaches commercialization and commences production and sales of our products, we expect that the significant majority of our revenue will be derived from direct sales to OEMs, dealers, logistics and technology companies and, thereafter, other related products and services within the REE ecosystem. In 2023, REE recognized revenues with respect to previously deferred revenues following a termination of a strategic development agreement with a customer and in respect to sale of EV prototypes.

Cost of Revenues

Cost of revenues primarily comprised from the cost of EVs and includes direct parts, material and labor costs, share-based compensation expenses, manufacturing overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the production of EVs and adjustments to write down the carrying value of inventory when it exceeds its estimated net realizable value, or NRV. In 2023, cost of revenues also included expensing of deferred expenses related to the strategic development agreement with a customer which was terminated as described above.

Research and Development Expenses, Net

Research and development, or R&D, expenses consist of costs associated with the employment of REE’s engineering staff, including share based compensation, third-party engineering consultants, development projects such as corners programs and component programs and program consumables, costs associated with REE’s properties, and depreciation of REE’s fixed assets. REE expects research and development expenses to increase as we continue to develop our products, components, technology and software.

Selling, General and Administrative expenses

Selling, general and administrative expenses consist of costs associated with employment of REE’s non-engineering staff, including share based compensation, legal, insurance, accounting and consulting expenses, travel and marketing expenses such as public relations activities and trade shows, costs associated with REE’s properties, and depreciation of REE’s fixed assets. REE expects selling, general and administrative expenses to increase as our overall activity levels increase over time once we will start mass production.

Finance Income, Net

Finance income, net consists primarily of interest income, foreign exchange gains or losses, and the change in fair value of derivatives liabilities offset by bank fees. Foreign currency exchange gains or losses are related to changes in the value of our non-U.S. denominated financial assets and liabilities, primarily cash and cash equivalents and operating lease liabilities related to our leased properties in Israel and the UK. Interest income consists of interest earned on our cash, cash equivalents, and short-term investments. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Derivative liabilities at fair value are related to the Company’s convertible promissory notes. Fair value of derivative liabilities is expected to vary depending on the change in stock price, volatility, risk-free rate, cost of debt and other inputs used for the fair value measurements.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table sets forth REE’s historical operating results for the periods indicated:

	December 31, 2023	December 31, 2022	$'000 Changes	% Changes
	USD in thousands
Revenues	$1,608	$—	$1,608
Cost of revenues	3,270	547	2,723	498%
Gross loss	(1,662)	(547)	(1,115)	204%

Research and development expenses, net	82,662	78,225	4,437	6%
Selling, general and administrative expenses	35,568	49,200	(13,632)	(28)%
Total operating expenses	118,230	127,425	(9,195)	(7)%
Operating loss	(119,892)	(127,972)	8,080	(6)%

Income from warrants remeasurement	396	17,929	(17,533)	(98)%
Financial income, net	3,928	4,371	(443)	(10)%
Net loss before income tax	$(115,568)	$(105,672)	$(9,896)	9%

Income tax expense (income)	(1,360)	1,748	(3,108)	(178)%
Net loss	(114,208)	(107,420)	(6,788)	6%

Revenue

REE has not begun significant commercial operations and currently has no significant revenues. For the year ended December 31, 2023 REE recognized revenues of $1.6 million. In April 2021, we entered into a strategic development agreement with a customer, pursuant to which we agreed to develop and supply our platform prototypes. In 2021, revenue in the amount of $0.9 million related to the agreement was deferred. In 2023 we recorded revenue in the amount of $0.9 million upon the termination of the agreement with the customer. In addition, revenues in the amount of $0.7 million were recorded with respect to sale of EV prototypes to potential customers. There was no revenue for the year ended December 31, 2022.

Cost of Revenues

Cost of revenue increased by $2.8 million, or 498%, from $0.5 million for the year ended December 31, 2022 to $3.3 million for the year ended December 31, 2023. This increase was primarily due to adjustments to write down the carrying value of inventory exceeded its estimated NRV as part of material purchasing for preparation to production of EVs. In addition, cost of revenue increased due to expensing of deferred expenses related to the strategic development agreement with a customer which was terminated as described above.

Research and Development Expenses, Net

R&D expenses increased by $4.5 million, or 6%, from $78.2 million for the year ended December 31, 2022 to $82.7 million for the year ended December 31, 2023. This increase was primarily due to an increase in non-recurring engineering expenses related to the development of the P7 EV Platform. This increase was partially offset by a decreased share-based compensation expense of $8.4 million incurred during the year ended December 31, 2023 compared to $13.2 million during the year ended December 31, 2022 as well as a decrease in costs related to a decrease in R&D employee headcount and outsourced engineering consultants and other efficiencies in R&D expenses. Excluding share-based compensation expense, R&D expenses increased by $9.3 million, or 14%, from $65.0 million for the year ended December 31, 2022 to $74.3 million for the year ended December 31, 2023.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $13.6 million, or 28%, from $49.2 million for the year ended December 31, 2022 to $35.6 million for the year ended December 31, 2023. This decrease was primarily due to decreased share-based compensation expense of $7.9 million incurred during the year ended December 31, 2023 compared to $13.6 million during the year ended December 31, 2022, as well as a decrease in marketing costs, salaries and related expenses related to a decrease in non-R&D employee headcount and transaction costs related to the Warrant Exchange incurred in the year ended December 31, 2022. Excluding share-based compensation, selling, general and administrative expenses decreased by $7.9 million, or 22%, from $35.6 million for the year ended December 31, 2022 to $27.7 million for the year ended December 31, 2023.

Income from Warrants Remeasurement

Income from warrants remeasurement, decreased by $17.5 million, or 98%, from income of $17.9 million for the year ended December 31, 2022 to income of $0.4 million for the year ended December 31, 2023. The income from warrants remeasurement for the year ended December 31, 2022 is from the change in fair value prior to the settlement of the warrant liability. The income from warrants remeasurement for the year ended December 31, 2023 is from the change in fair value of warrants liability issued in December 2023.

Financial Income, Net

Financial income, net decreased by $0.5 million, or 10%, from financial income, net of $4.4 million for the year ended December 31, 2022 to $3.9 million for the year ended December 31, 2023. The decrease in financial income, net was primarily due to foreign currency losses during the year ended December 31, 2023, compared to foreign currency gains during the year ended December 31, 2022. This decrease was partially offset by an increase in income from bank deposits and short term investments.

Income tax expense

Income tax expense (income), decreased by $3.1 million, or 178%, from income tax expense of $1.7 million for the year ended December 31, 2022 to income tax income of $1.4 million for the year ended December 31, 2023. This decrease was primarily due to a partial reversal of an uncertain tax position.
B. Liquidity and Capital Resources.
As of the date of this Annual Report, REE has yet to generate significant revenues from its principal business operations and has generated minimal revenues and does not expect to generate significant revenues from the sale of products in the near future. Since inception, REE has incurred losses and generated negative cash flows from operations and has funded its operations, capital expenditure and working capital requirements through capital contributions, private placements of equity securities, issuance of private warrants, convertible promissory notes, investments from certain strategic partners, and from the consummation of the Merger.

REE expects its capital expenditures and working capital requirements to continue in the near future, as it seeks to produce the REE products, develop its customer support and marketing infrastructure and continue its R&D efforts. As of December 31, 2023, REE’s cash and cash equivalents were $41.2 million and its short term investments were $44.4 million. REE’s ability to successfully carry out its business plan is primarily dependent upon its ability to raise sufficient additional capital. There are no assurances, however, that REE will be successful in obtaining an adequate level of financing needed to support its operations.

Since REE was unable to maintain sufficient financial resources to support its business operation, the Board approved a saving plan to improve REE’s available cash balances and liquidity. REE’s saving plan includes reducing costs to conserve cash and improve its liquidity position, deferral and reprioritization of certain research and development programs including tooling and additional contingent plan to reduce additional costs.

The above mentioned alleviates the substantial doubt about the Company's ability to continue as a going concern for at least twelve months from the date that the consolidated financial statements were issued.

If REE were to require additional funding or otherwise determined it was beneficial to seek additional sources of financing, REE believes that its balance sheet would enable REE to access financing on reasonable terms. However, there can be no assurance that such financing would be available to REE on favorable terms or at all. If the financing is not available, or if the terms of financing are less desirable than REE expects, REE will be forced to change its business plan, including, among other changes, decreasing its level of investment in product development, renegotiating development agreements with collaboration partners and/or scaling back its operations, which could have an adverse impact on its business and financial prospects. Additionally, any funding raised through the issuance of equity or equity-linked securities may result in the issuance of securities that have rights, preferences or privileges senior to those of our Class A Ordinary Shares or the dilution of our existing shareholders.

ATM Agreements

On August 16, 2022, REE entered into the ATM Equity Offering Sales Agreement, or the BofA Agreement, with BofA Securities Inc., or BofA, pursuant to which we may offer and sell, at our option, up to $75.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of December 31, 2023, we had not sold any of our Class A Ordinary Shares under the BofA Agreement.

On July 14, 2023, the Company entered into the HCW Agreement, pursuant to which the Company may offer and sell, at its option, up to $35 million of Class A Ordinary Shares through an “at-the-market” equity program under which HCW agreed to act as the Company’s sales agent. As of December 31, 2023, the Company sold 75,912 Class A Ordinary Shares under the ATM Sales Agreement for total gross proceeds of approximately $657,000. In January 2024, the Company issued an additional 44,968 Class A Ordinary Shares under the HCW Sales Agreement for total gross proceeds of approximately $252,000.

Convertible Promissory Notes and Warrants

On November 27, 2023, the Company entered into securities purchase agreements, or the November Purchase Agreements, with certain investors, pursuant to which REE agreed to issue and sell convertible promissory notes, or the November Notes, in the principal amount of $8,000,000, in the aggregate, at a conversion price of $5.09 per share (subject to adjustment as provided therein), and warrants, or the November Warrants, to purchase up to an aggregate of 1,571,710 of Class A Ordinary Shares at an exercise price of $4.42 per share (subject to adjustment as provided therein). Closing under the November Purchase Agreements occurred on December 3, 2023, pursuant to which the November Notes and November Warrants were issued to the investors.

In addition, on December 6, 2023, REE entered into a subsequent securities purchase agreement, or the December Purchase Agreement, dated December 2, 2023, with a certain accredited investor, pursuant to which we agreed to issue and sell an additional convertible promissory note, or the December Note, in the principal amount of $750,000 at a conversion price of $5.74 per share (subject to adjustment as provided therein), and an additional warrant, or the December Warrant, to purchase up to 130,662 Class A Ordinary Shares, at an exercise price of $5.74 per share (subject to adjustment as provided therein). Closing under the December Purchase Agreement occurred on December 20, 2023, pursuant to which December Note and December Warrant were issued to the applicable investor.

Pursuant to the November Purchase Agreement and December Purchase Agreement,, the November Notes and December Note each have a term of five years from the date of issuance, accrue interest at a rate of ten percent per annum (compounding annually) and are convertible into Class A Ordinary Shares at conversion prices of $5.09 and $5.74 per share, respectively. REE may not repay any portion of the outstanding principal amount of the November Notes or December Note (or any interest accrued thereon) prior to the maturity date. The conversion price of November Notes and December Note is subject to customary adjustments, and the Notes contain customary anti-dilution protections (including in the event of (i) certain equity issuances by us at a price less than the conversion price then in effect, provided that the conversion price shall in no event be reduced to less than $1.02 and $1.15 per share, respectively; (ii) stock splits and combinations; and (iii) certain dividends or distributions).

The November Warrants to purchase up to 1,571,710 Class A Ordinary Shares are exercisable at an exercise price of $4.42 per Class A Ordinary Share (subject to customary adjustments) and have a term of five years from the date of issuance, which was December 3, 2023. The December Warrant to purchase up to 130,662 Class A Ordinary Shares are exercisable at an exercise price of $5.74 per Class A Ordinary Share (subject to customary adjustments) and has a term of five years from the date of issuance, which was December 20, 2023.
Public Offering
On March 1, 2024, REE executed the Underwriting Agreement with Roth pursuant to which REE conducted a the Public Offering of 2,000,000 Class A Ordinary Shares at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13 million. Pursuant to the terms of the Underwriting Agreement, REE also granted Roth a 20-day option to purchase Class A Ordinary Shares of up to 300,000 Ordinary Shares, or 15% of the number of Ordinary Shares sold in the Public Offering, solely to cover over-allotments, if any. On March 4, 2024, Roth exercised its overallotment option to purchase an additional 300,000 Class A Ordinary Shares in full. The Public Offering, including the shares issuable upon the exercise of the overallotment option, closed on March 5, 2024.

At closing, REE issued 2,300,000 Class A Ordinary Shares, for aggregate net proceeds of approximately $14.15 million to REE, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by REE.

Loan under Credit Facility

On August 14, 2023, REE entered into an agreement with a leading Israeli commercial bank to establish a revolving credit line facility, or the Credit Facility, in the amount of $15 million which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the credit facility were extended through December 31, 2025. Outstanding loans under the Credit Facility bear a variable interest at the rate of the Monthly Term Secured Overnight Financing Rate , or SOFR, plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, REE is required to keep unsecured deposits in the aforementioned bank in the amount of $20 million. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. REE is charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility. As of December 31, 2023, REE has utilized $15 million under its Credit Facility for a short-term loan. In January 2024, the short-term loan was fully repaid by REE.
As an early-stage growth company in the early commercialization stage, the net losses REE has incurred since inception are consistent with REE’s strategy and budget. REE will continue to incur net losses in accordance with its operating plan as REE continues to expand its operations to meet anticipated demand.

Cash Flows Summary

Presented below is a summary of REE’s operating, investing and financing cash flows:

	December 31, 2023	December 31, 2022
	USD in thousands
Net cash provided by (used in)
Operating activities	$(89,273)	$(112,585)
Investing activities	49,617	(106,835)
Financing activities	23,971	2,430
Net change in cash and cash equivalents and restricted cash	$(15,685)	$(216,990)

Cash Flows from Operating Activities

REE’s cash flows used in operating activities to date have primarily resulted from costs related to development of its products, payroll, fluctuations in accounts payable and other current assets and liabilities. REE expects to continue incurring expenses on operating activities until it begins to generate sufficient cash flows from its business.

During the year ended December 31, 2023, operating activities used $89.3 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $114.2 million before deducting non-cash charges consisting primarily of share-based compensation of $16.3 million and depreciation, amortization, and accretion expense of $5.1 million, offset by a change in fair value of financial liabilities of $0.6 million and a change in operating right of use asset and liability, net, of $1.4 million. These non-cash charges were offset by an increase in operating working capital of $5.7 million.

During the year ended December 31, 2022, operating activities used $112.6 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $107.4 million before deducting non-cash charges consisting primarily of share-based compensation of $26.9 million and depreciation, amortization, and accretion expense of $4.3 million which was offset by the change in warrant valuation of $17.9 million and a decrease in operating working capital of $10.0 million and a change in operating right of use asset and liability, net, of $7.9 million.

Cash Flows from Investing Activities

REE’s cash flows used in investing activities to date have been primarily comprised of short-term investments and cash outflows for tangible fixed assets (plant and equipment). REE expects investing activities to include cash inflows from maturities of short-term investments offset by costs related to production related tangible fixed assets..

Net cash provided by investing activities was $49.6 million for the year ended December 31, 2023, which was primarily due to the maturity of short-term investments of $147.7 million, partially offset by purchase of short-term investments of $94.4 million and $3.7 million cash outflows for fixed assets (plant and equipment).

Net cash used in investing activities was $106.8 million for the year ended December 31, 2022, which was primarily due to $11.1 million cash outflows for fixed assets (plant and equipment) and $139.9 million purchase of short-term investments, offset by the maturity of short-term investments of $44.1 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $24.0 million for the year ended December 31, 2023, which was primarily due to proceeds from short-term loan utilized under the Company’s credit facility in the amount of $15.0 million, net proceeds from issuance of convertible promissory notes in the amount of $8.4 million and net proceeds from Ordinary Share issuances pursuant to the HCW Agreement under the Company’s ATM program in the amount of $0.5 million.

Net cash provided by financing activities was $2.4 million for the year ended December 31, 2022, which was due to proceeds from exercise of options and warrants.

Credit Facility

On August 14, 2023, the Company entered into the Credit Facility in the amount of $15 million which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the credit facility were extended through December 31, 2025. Outstanding loans under the Credit Facility bear a variable interest at the rate of the one-month SOFR plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, the Company is required to keep unsecured deposits in the aforementioned bank in the amount of $20 million. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. The Company is charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility.

As of December 31, 2023 the Company has utilized $15 million under the Credit Facility for a short-term loan. In January 2024 the short-term loan was fully repaid by the Company. The annual interest rate for the loan utilized under the Credit Facility was 8.86%.

Debt

As of the date of this Annual Report, except for the Credit Facility, the November Note and the December Note, REE has no third-party debt although it may determine, based on changes in its expected cash flow needs or because it deems it beneficial, to incur debt in the future.

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

In the United Kingdom, REE entered into a lease agreement for its UK Engineering Centre and Launch Factory, which is located in Coventry, UK. The facility is approximately 130,000 square feet (approximately 12,077 square meters), under a lease agreement that expires in 2032. REE utilizes this facility for engineering, process validation activities, along with product assembly operations. In addition, REE has a lease in Warwickshire with MIRA Technology Park which REE utilizes as a testing facility, the agreement expires in April 2025.

In the United States, REE entered into a lease agreement for its Austin, Texas headquarters. The facility is approximately 118,132 square feet (10,975 square meter), under a lease agreement that expires in 2032. REE intends to use this facility in the future for accelerating mass production phase in the U.S. and is currently exploring other uses for this facility until such time.

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of December 31, 2023, and the years in which these obligations are due. Certain obligations are reflected in our balance sheet, while other are disclosed as future obligations. This table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments due by period
	Total	Less than 1 year	1-5 years	More than 5 years
	USD in thousands
Contractual obligations:
Operating lease obligations	$24,222	3,489	11,599	9,134
Purchase obligations	18,054	13,600	4,454	—
Total	$42,276	$17,089	$16,053	$9,134

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

REE has invested significant time and expense into research and development with respect to its products. Our research and development activities are primarily located in Israel, and at our UK Engineering Center. REE’s ability to obtain a leadership position in the automotive industry depends in part on its ongoing research and development activities. REE’s research and development team includes engineers and researchers with a diverse range of expertise, levels of experience, and academic backgrounds. REE has a strong combination of engineers with automotive and technology industry experience from Israel, the UK, Germany and the United States who together combine innovative thinking with a common goal of developing a superior EV product for the automotive market. Our research and development department is comprised of approximately 183 employees and external consultants as of December 31, 2023. In 2023, research and development costs accounted for approximately 70% of our total operating expenses.
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

D. Trend information.

Other than as disclosed in “Item 5.A. Operating Results — Key Factors Affecting Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.
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

Inventory

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost and net realizable value. Inventory cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

At the end of each reporting period, the Company evaluates whether its inventories are damaged, obsolete, or have material changes in price or other causes, and if so, a loss is recognized in the period in which it occurs. Inventory write-downs are also based on reviews for any excess or obsolescence.

The Company also reviews its inventory to determine whether its carrying value exceeds the NRV upon the ultimate sale of the inventory. NRV is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal, and transportation. At the end of each reporting period, the Company determines the estimated selling price of its inventory based on market conditions. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

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

Financial instruments consist of cash equivalents, restricted cash, other accounts receivable, short-term loan, trade payables, other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short term maturities. We consider public warrant liabilities to be Level 1 and private warrants and derivative liabilities at fair value to be Level 3 and are measured at fair value using Level 3 inputs. The financial liability for the warrant and derivative liabilities are accounted for at fair value through earnings.

Recently Issued Accounting Pronouncements

See Note 2 to REE’s consolidated financial statements included elsewhere in this annual report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this annual report.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The following table sets forth the name, age and position of each of our executive officers and directors as of March 27, 2024:

Name	Age	Position
Executive Officers
Daniel Barel	45	Co-Founder, Chief Executive Officer and Director
Ahishay Sardes	42	Co-Founder, Chief Technology Officer and Director
Yaron Zaltsman*	49	Chief Financial Officer
Joshua Tech	45	Chief Operating Officer
Keren Shemesh	48	Chief Marketing Officer
Avital Futterman	40	General Counsel & Corporate Secretary
Tali Miller	48	Chief Business Officer
Limor Raz	44	Chief People Officer

Directors
Carlton Rose	62	Director
Michal Drayman (1) (2) (3)	51	Director
Alla Felder (1) (2) (3)	50	Director
Ittamar Givton (1) (2) (3)	71	Director
Hicham Abdessamad	50	Director
Michal Marom-Brikman (1) (2) (3)	55	Director
* Yaron Zaltsman was appointed CFO effective March 29, 2023 replacing David Goldberg.

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

Yaron Zaltsman has been appointed as REE’s Chief Financial Officer effective March 29, 2023. Mr. Zaltsman brings over 20 years of experience in management roles as a chief financial officer and board member of various public listed companies, overseeing all capital market aspects, financial reports and credit rating matters. Mr. Zaltsman has been involved in leading initial public offerings and fund-raisings and establishing headquarters and subsidiaries with active teams in different countries. Mr. Zaltsman also serves as the managing partner of OTRE Fund from 2022 and as a board member at Megureit Israel Ltd since 2020. From 2017 to 2021 he served as the chief financial officer of Frankfurt Stock Exchange-listed company Fyber N.V., leading its acquisition by Nasdaq-listed company, Digital Turbine, Inc., and as the
1 REE is also a customer of SpecterX. See “Item 7.B. Related Party Transactions” of this Annual Report for additional information.

chief financial officer of A.D.O. Group Ltd, which was listed on the Tel Aviv Stock Exchange, and its subsidiary A.D.O. Properties S.A., which was listed on the Frankfurt Stock Exchange, from 2006 to 2016. Prior to these roles, from 2000 to 2005, Mr. Zaltsman was the Deputy Head of Financial Advisory Services Israel for Deloitte. Mr. Zaltsman is a certified public accountant in Israel and holds a BA in accounting and economics from the Hebrew University and a MBA from Tel Aviv University.

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

Directors

Carlton Rose has served on the board of directors since June 2023. Mr. Rose was employed by United Parcel Service starting in 1980, first as a package handler and, during his 43-year tenure, having earned numerous promotions as a result of his technical skills, business skills and team leadership culminating in his most recent position as its President, Global Fleet Maintenance & Engineering until his retirement in March, 2023. Mr. Rose serves on the board of directors of Lincoln Educational Services Corporation (Nasdaq: LINC) since August 2020. A native of Marion, Indiana, Mr. Rose is an automotive engineering graduate of the Indianapolis campus of Lincoln Technical Institute, now Lincoln College of Technology.

Michal Drayman has served on the board of directors since April 2023. Ms. Drayman serves as a director and chairman of the audit committee of Perion Network Ltd. (Nasdaq: PERI) and serves on the boards of several privately held companies including aVISI Ltd. and MetzerPlast. A long standing investor who served as a partner in Jerusalem Venture Partners VC since 2014 to sept 2023 and a CFO and VP business development at European High Tech Capital, a privately held investment firm which is focused on healthcare investments. Prior to that from 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc. From 1994 to 2001, Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq:LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University and an MBA in excellence from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

Alla Felder has served on the board of directors since April 2023. Ms. Felder currently serves as CFO of Weebit Nano Ltd., a high-tech company traded on the Australian stock exchange (ASX), a position she has held since 2016, and in addition provides business and financial advisory services. Ms. Felder serves on the boards of directors, including the audit and compensation committees, of several publicly listed companies across several industries, including Enlight Renewable Energy Ltd (Nasdaq: ENLT), Redhill BioPharma Ltd. (Nasdaq: RDHL), Ashtrom Properties Ltd., Israel Shipyards Ltd, Biolight Ltd., Photomyne Ltd. and IdoMoo Ltd. Ms. Felder was a Senior Manager at PricewaterhouseCoopers and received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York. Ms. Felder is a Certified Public Accountant in Israel.

Ittamar Givton has served on the board of directors since March 29, 2023. Mr. Givton served on the boards of several government entities and public companies in Israel, across the energy, banking, chemical, and communication sectors as well as on the board of the Israeli Stock Exchange. In addition, Mr. Givton served for many years as Managing Director of Automotive Equipment Group in Israel (importer of Suzuki, Man and Bridgestone, among others) and is now serving as Chairman of the Group’s Advisory Committee. Prior to his work in AEG, Mr. Givton held a senior position in the Budget Department of the Israeli Ministry of Finance and later served as VP for Business Development in the Dankner Group. Mr. Givton holds a BA in Economics from Tel Aviv University and an LL.B from the Hebrew University in Jerusalem.

Hicham Abdessamad has served on the board of directors since March 29, 2023. Mr. Abdessamad is the Chairman & CEO of Hitachi America, Ltd, overseeing the growth objectives of Hitachi’s North America business across key sectors such as Digital, Green & Mobility, and Innovation. Hitachi in North America has a portfolio of 72 companies and 19 R&D facilities operating in 37 states, with over 24,700 employees. Mr. Abdessamad also serves as an advisor on the investment advisory committee (IAC) appointed by the United States Secretary of Commerce, Gina Raimondo. Mr. Abdessamad has held multiple executive roles within Hitachi, including CEO of Hitachi Global Digital Holdings, President and CEO of Hitachi Consulting. Mr. Abdessamad holds a Bachelor of Science degree in Computer Engineering from Suffolk University, Massachusetts, and has completed the Executive Development Program at the Tuck School of Business at Dartmouth College in New Hampshire, and the Executive Leadership Program at the International Institute of Management Development (IMD) in Lausanne, Switzerland.

Michal Marom-Brikman has served on REE’s board of directors since October 2021. She specializes in financial and business structures, business deals and corporate governance. Ms. Marom-Brikman has significant experience on public company boards; she is on the board of Partner Communications Co. (Nasdaq: PTNR) and is a board member of the Ichilov Medical Center & Hospital and a member of its investment committee. Ms. Marom-Brikman also served as Co-Founder and CFO of Linkury Technology International Group and as a professional assistant to the president of the CPA Institute in Israel and was chairman of the audit committee of the Halman Aldubi investment house. Ms. Marom-Brikman serves as a director in the following firms: Union Bank, Spectronix, Naaman Vardinon, Biomedix incubator, ADO group, Arko holdings, Algomizer and Dan Transportation. Ms. Marom-Brikman holds an MA in Finance from the Baruch College of Management, NYU and a BA from the College of Management Academic Studies in Israel.

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

B. Compensation
Compensation of Executive Officers and Directors

The compensation paid by REE and our subsidiaries to our office holders as a group for the year ended December 31, 2023 was $6.0 million. This amount includes $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, car expenses, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. In addition, we incurred $4.6 million of share-based compensation expense related to equity awards made by us to our office holders.

As of December 31, 2023, options to purchase 3,448,804 Ordinary Shares granted to our office holders as a group were outstanding under our equity incentive plans at a weighted average exercise price of $3.53 per ordinary share. The expiration date of such options is 10 years after their date of grant.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined under the Companies Law) during or with respect to the year ended December 31, 2023. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. We refer to the five individuals for whom the disclosure is provided herein as “Covered Executives”. For purposes of the table and the summary below, “compensation” includes salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or prerequisites such as car, phone and social benefits, as well as undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive (1)
Name and Principal Position	Base Salary	Benefits & Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total
Keren Shemesh, Chief Marketing Officer	$297,000	$115,813	$74,250	$1,871,830	$2,358,893
Tali Miller, Chief Business Officer	$400,000	$130,038	$333,333	$227,936	$1,091,307
Limor Raz, Chief People Officer	$297,000	$110,323	$74,250	$798,192	$1,279,765
Yaron Zaltsman, Chief Financial Officer	$227,419	$77,293	$150,000	$343,801	$798,513
Joshua Tech, Chief Operating Officer	$380,000	$61,069	$171,000	$90,657	$702,726

(1) In accordance with Israeli law, all amounts reported in the table are based on the cost to REE as recorded in our financial statements for the year ended December 31, 2023.

(2) All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2023.

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

(4) Amounts reported in this column refer to Variable Compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2023.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023, with respect to equity-based compensation, reflecting also equity awards made in previous years which may have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in this Annual Report.

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

Option Plans

Key Employee Share Incentive Plan (2011)

Authorized Shares. REE no longer grants awards under the REE Automotive Ltd. Key Employee Share Incentive Plan (2011) (the “Existing Plan”), although previously granted awards under the Existing Plan remain outstanding and governed by such plan. Ordinary Shares subject to awards granted under the Existing Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 REE Automotive Ltd. Share Incentive Plan (the “2021 Plan”). As of December 31, 2023, there were a total of 3,459,972 Class A Ordinary Shares subject to outstanding awards granted under the 2011 Plan, which if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or otherwise unexercisable without having been exercised, will become available for issuance under the 2021 Plan.

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

Notwithstanding any of the foregoing, if a grantee’s employment or services with REE or any of its affiliates is terminated for “cause” (as defined in the Existing Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan, and all shares issued upon previous exercise of options of such grantee shall be subject to repurchase by REE or its designee at a price to be determined by REE’s board of directors, but not less than their nominal value.

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

Shares Reserved. The maximum number of shares of our common shares available for issuance under the ESPP initially shall not exceed in the aggregate 154,284 Class A Ordinary Shares. The share pool will be increased on the first day of each fiscal year in an amount equal to the lesser of (i) 154,284 Class A Ordinary Shares (ii) 1.0% of the total number of shares of the Class A Ordinary Shares outstanding on the last day of the immediately preceding fiscal year and (iii) such number of shares as determined by the Board in its discretion.

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

Authorized Shares. The maximum number of Class A Ordinary Shares available for issuance under the 2021 Plan is equal to the sum of (i) 771,421 Class A Ordinary Shares, (ii) any shares subject to awards under the Existing Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the Plan, equal to the lesser of (A) 5 % of the outstanding Class A Ordinary Shares on the last day of the immediately preceding calendar year and (B) such amount as determined by REE’s board of directors if so determined prior to January 1 of a calendar year. If permitted by REE, Class A Ordinary Shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or any additional plan may again be available for issuance under the 2021 Plan. REE’s board of directors may also reduce the number of Class A Ordinary Shares reserved and available for issuance under the 2021 Plan in its discretion.

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

On October 16, 2023, REE amended its Amended and Restated Articles of Association to include a quorum requirement so that the presence of at least one of the Company’s holders of Class B Shares shall be required to constitute a quorum, unless waived.

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

Director Independence

Nasdaq corporate governance rules require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our board of directors has determined that Alla Felder, Michal Drayman, Ittamar Givton, and Michal Marom-Brikman are independent directors as defined in Nasdaq corporate governance rules. As a result of the resignation of Arik Steinberg, we do not currently have a majority of independent members of our board of directors. Pursuant to Nasdaq Rule 5605, we intend to cure the requirement to have a majority of our board of directors be independent upon the earlier of our next annual shareholders meeting, or one year from the resignation of Mr. Steinberg.

Audit Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Michal Marom-Brikman, Ittamar Givton, Alla Felder and Michal Drayman. Each member of our audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that Ms. Marom-Brikman and Ms. Felder are audit committee financial experts as defined by the SEC rules.

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

Our compensation committee consists of Michal Marom-Brikman, Ittamar Givton, Alla Felder and Michal Drayman. Ms. Marom-Brikman served as chairperson of the compensation committee and on March 25, 2024, the Board appointed Alla Felder to serve as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

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

D. Employees.
As of December 31, 2023, we had 244 employees and external consultants deployed to REE on a full-time equivalent (“FTE”)2 basis located in the following geographic locations:

	December 31, 2023	December 31, 2022	December 31, 2021
Israel	112	133	127
United Kingdom	111	134	119
United States	16	18	14
Germany	3	3	5
Other	2	3	5
	244	291	270
The following table shows the breakdown of our global workforce of employees and external consultants deployed to REE on an FTE basis by category of activity as of the dates indicated:

	December 31, 2023	December 31, 2022	December 31, 2021
General and administrative	50	59	39
Selling and Marketing	11	16	16
Research and development	183	216	215
	244	291	270
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
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
2 Number of external consultants deployed to REE is calculated on a full-time equivalent basis. External consultants are converted to full-time equivalents by dividing their actual working hours per month by a full-time standard. As of December 31, 2023, 2022 and 2021 we had 11, 14 and 37 external consultants on an FTE basis deployed to REE, respectively, most of which were located in the United Kingdom.

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our Ordinary Shares, as of March 12, 2024:

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 10,827,570 Class A Ordinary Shares and 2,780,570 Class B Ordinary Shares outstanding as of March 12, 2024.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
M&G Investment Management Limited (MAGAIM)(1)	2,305,172	19.9%	—	—%	5.9%
KUKUC, LLC(2)	1,350,970	11.6%	—	—%	3.4%
Gil Agmon(3)	572,347	5.3%	—	—%	1.5%
Ziv Aviram(4)	552,481	5.1%	—	—%	1.4%
Executive Officers and Directors
Daniel Barel(5)	1,391,120	11.4%	1,390,285	50%	38.2%
Ahishay Sardes(6)	1,390,287	11.4%	1,390,285	50%	38.2%
Tali Miller(7)	41,750	*	—	—	*
Keren Shemesh(8)	45,668	*	—	—	*
Limor Raz(9)	27,883	*	—	—	*
Josh Tech(10)	1,229	*	—	—	*
Avital Futterman(11)	1,667	*	—	—	*
Yaron Zaltsman(12)	44,444	*	—	—	*
Michal Marom-Brikman(13)	10,862	*	—	—	*
Alla Felder(14)	6,379	*	—	—	*
Michal Drayman(15)	6,379	*	—	—	*
Ittamar Givton(16)	6,005	*	—	—	*
Hicham Abdessamad(17)	6,005	*	—	—	*
Carlton Rose(18)	—	—%	—	—	—%
All Executive Officers and Directors as a Group	2,979,678	21.6%	2,780,570	100.0%	74.0%

*    Less than 1%.

(1)    Based on information provided to us by MAGAIM.
(2)    Based on information provided to us by KUKAC, LLC.
(3)    Based on the Company’s Shell Company Report on Form 20-F for the period ended July 22, 2021 filed on July 28, 2021.
(4)    Based on the Company’s Shell Company Report on Form 20-F for the period ended July 22, 2021 filed on July 28, 2021.
(5)    Reflects 833 Class A Ordinary Shares and 1,390,287 Class A Ordinary Shares underlying options that are exercisable within 60 days of March 12, 2024.
(6)    Reflects 1,390,287 Class A Ordinary Shares underlying options that are exercisable within 60 days of March 12, 2024.
(7)    Reflects 5,354 Class A Ordinary Shares and 36,396 Class A Ordinary Shares underlying options that are exercisable within 60 days of March 12, 2024. Does not include 3,991 restricted stock units or options that vest more than 60 days from March 12, 2024.
(8)    Reflects 3,909 Class A Ordinary Shares and 41,759 Class A Ordinary Shares underlying options that are exercisable within 60 days of March 12, 2024. Does not include 10,676 restricted stock units or options that vest more than 60 days from March 12, 2024.
(9)    Reflects 2,356 Class A Ordinary Shares and 25,527 Class A Ordinary Shares underlying options that are exercisable within 60 days of March 12, 2024. Does not include 11,008 restricted stock units or options that vest more than 60 days from March 12, 2024.
(10)    Reflects 1,229 Class A Ordinary Shares. Does not include 17,104 restricted stock units that vest more than 60 days from March 12, 2024.
(11)    Reflects 1,667 Class A Ordinary Shares. Does not include 11,666 restricted stock units that vest more than 60 days from March 12, 2024.
(12)    Reflects 44,444 restricted stock units that vest within 60 days from March 12, 2024. Does not include 88,889 restricted stock units that vest more than 60 days from March 12, 2024.
(13)    Reflects 10,862 Class A Ordinary Shares. Does not include 27,694 restricted stock units that vest more than 60 days from March 12, 2024.
(14)    Reflects 6,379 restricted stock units that vest within 60 days from March 12, 2024. Does not include 50,638 restricted stock units that vest more than 60 days from March 12, 2024.
(15)    Reflects 6,379 restricted stock units that vest within 60 days from March 12, 2024. Does not include 50,638 restricted stock units that vest more than 60 days from March 12, 2024.
(16)    Reflects 6,005 restricted stock units that vest within 60 days from March 12, 2024. Does not include 49,889 restricted stock units that vest more than 60 days from March 12, 2024.
(17)    Reflects 6,005 restricted stock units that vest within 60 days from March 12, 2024. Does not include 49,889 restricted stock units that vest more than 60 days from March 12, 2024.
(18)    Does not include 62,973 restricted stock units that vest more than 60 days from March 12, 2024.

Registered Holders

As of March 12, 2024, we had 36 holders of record of our Class A Ordinary Shares in the United States, including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 10,501,042 of our outstanding Class A Ordinary Shares, or 97.0% of our outstanding Class A Ordinary Shares as of March 12, 2024. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.

Significant Changes

As of March 12, 2024, Phoenix Holdings Ltd., or Phoenix, no longer beneficially owns more than 5% or more outstanding Ordinary Shares, as compared to 7.3% of the Outstanding Class A Ordinary Shares as of December 31, 2022, as reported on Schedule 13G/A filed by Phoenix on February 14, 2023. In addition, of March 12, 2024, M&G Investment Management Limited (MAGAIM), or M&G, beneficially owned 19.9% of the outstanding Class A Ordinary Shares compared to 5.9% as of February 28, 2023, as reported in our annual report on Form 20-F for the year ended December 31, 2022. To our knowledge, other than as disclosed in this Annual Report and in other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019.

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

March 2024 Public Offering (M&G Participation)

On March 5, 2024, REE closed a public offering for net proceeds of approximately $14.15 million to the Company, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company. M&G Investment Management Limited, or M&G, purchased approximately $8 million of the Ordinary Shares issued and sold in the offering. As of March 12, 2024, M&G owned approximately 19.9% of our outstanding Class A Ordinary Shares representing approximately 5.9% of the total voting power of REE as of March 12, 2024.

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

Tax Indemnity Agreement

We have entered into a tax indemnity agreement with private placement warrantholders, one of which, is 10X Capital SPAC Sponsor I LLC, or the Sponsor. Mr. Hans Thomas is the founding partner and a director of the Sponsor. On October 19, 2022 the Audit Committee had decided to classify the Tax Indemnity Agreement as an “extraordinary transaction”, considering that such transaction in not executed in the ordinary course of business; Pursuant to section 270(1) and section 272(a) of the Companies Law, on October 19, 2022 the Audit Committee and the Board have determined that it is advisable and in the best interest of the Company to (i) indemnify the private placement warrantholders in the event the ITA determines that a private placement warrantholder is subject to withholding tax or if a private placement warrantholder fails to obtain an ITA Exemption, which indemnity is to take the form of a Tax Indemnity Agreement; (ii) the potential exposure to the Company, as has been calculated by the management of the Company, as of the date of the exchange offer, does not exceed $0.2 million; considering that the available funds of the company, which to the Company’s best knowledge, exceed $180 million as of September 2022, and (iii) that the Company’s strength, and the nature and purpose of the aforementioned capital consolidation, such exposure is not material nor does it likely to substantially influence the profitability, property or liabilities of the Company. In 2023, the Company received a withholding tax exemption from ITA, therefore the tax indemnity agreement is no longer applicable.

Agreements with Directors and Officers

Anti-Dilution Protection. Each of our Founders, Daniel Barel and Ahishay Sardes, were granted 39.4 million additional options to purchase Class A Ordinary Shares, which were triggered by the transactions contemplated under the Merger Agreement (and/or the PIPE Investment).

Joint Ownership Agreement for Company Vehicle. During 2021, REE entered into an agreement with co-founder, director, and CEO Daniel Barel, relating to joint ownership of a company car. REE undertook to provide Daniel Barel with a company car, the value of which is an amount of up to NIS 300,000 to be borne by REE. The excess cost of the car purchased for such purpose has been, and the ongoing fixed cost of the car will continue to be, borne by Daniel Barel. Such car is registered under REE’s name, but Daniel Barel is entitled to an ownership portion of such car, corresponding to the excess acquisition cost thereof borne by him. The full value of the vehicle is recorded in our balance sheet as of December 31, 2023.

Employment of Daniel Barel’s Father-in-Law. During 2021, REE hired co-founder, director, and CEO Daniel Barel’s father-in-law as an employee in the selling, general, and administrative department. He is paid customary compensation for this position.

SpecterX Transaction. On October 29, 2021, REE entered into a license agreement with SpecterX for secure file exchange services. The co-founder and CEO of SpecterX is the brother of co-founder, director, and CEO Daniel Barel. Daniel Barel is also the Chairman of the Board and an investor of SpecterX. Former REE director Hans Thomas is also an investor of SpecterX. Prior to entering into the agreement with SpecterX, REE conducted an extensive analysis of the available solutions, and determined that SpecterX best met REE’s needs. In 2023, REE paid SpecterX $45,630.
Carpentry Services from Nissim Sardes Welding Workshop. During the year ended December 31, 2021, REE engaged Nissin Sardes Welding Workshop to provide carpentry and welding services. Nissim Sardes Welding Workshop is owned and operated by co-founder and Chief Technology Officer Ahishay Sardes’ father and brother.

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

The following table provides information regarding the options to purchase our Class A Ordinary Shares held by each of our directors and officers who beneficially owns 1% or more of our Class A Ordinary Shares as of March 12, 2024:

Name/Title	Number of Shares Underlying Options	Exercise Price	Expiration Date
Daniel Barel, Co-Founder, Chief Financial Officer and Director	1,390,287	$0.01 – 18.22	01/06/2027 - 07/22/2031
Ahishay Sardes, Co-Founder, Chief Technology Officer and Director	1,390,287	$0.01 – 18.22	01/06/2027 - 07/22/2031
See “Item 7.A. Major Shareholders” for additional information.

C. Interests of experts and counsel
Not applicable.

Item 8: Financial Information
A. Consolidated Statements and Other Financial Information.
We have appended our consolidated financial statements at the end of this Annual Report, starting at page F-1, as part of this Annual Report.

Legal Proceedings

On December 16, 2022, a lawsuit was filed to the court in Texas, Austin Division, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. REE believes that the lawsuit is without merit and is defending itself vigorously. On January 4, 2024, Magistrate Judge Susan Hightower entered a Report and Recommendation, or the Report, recommending dismissal of the lawsuit based on forum non conveniens, such that OSR could pursue its claims in an Israeli forum rather than in the United States, assuming that OSR chooses to do so after dismissal. The Report is pending before the District Court, which will independently review the Report to assess whether to adopt in full, in part, or to set it aside. The Report is not binding on the District Court. There is no definitive timetable for a final ruling, and any ruling by the District Court is subject to a potential appeal by OSR.

Given the uncertainty of litigation and the preliminary stage of the lawsuit, the Company cannot estimate the reasonably possible loss or range of loss that may result from this lawsuit. As of December 31, 2023, the Company did not record a loss contingency.

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
B. Significant Changes
No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this Annual Report.
Item 9. The Oﬀer and Listing
A. Oﬀer and listing details

REE’s Class A Ordinary Shares and Class A warrants commenced trading on Nasdaq on July 23, 2021 under the trading symbol “REE” and “REEAW”, respectively. REE’s Class A warrants were removed from listing on October 7, 2022. Prior to July 23, 2021, no public market existed for REE’s Ordinary Shares or warrants.
B. Plan of distribution
Not applicable.

C. Markets
See “Item 9.A. Offer and listing details.” above.
D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.
Item 10. Additional Information.
A. Share capital
Not applicable.
B. Memorandum and articles of association

A copy of our current amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference herein.
C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•ATM Equity Offering Sales Agreement, dated August 16, 2022, between REE Automotive Ltd. and BofA Securities, Inc., filed as Exhibit 1.2 to the Company’s Registration Statement on Form F-3 (File No. 333-266902) filed on August 16, 2022. See Item “5.B Liquidity and Capital Resources – ATM Agreements”.

•At The Market Offering Agreement, dated July 14, 2023, between REE Automotive Ltd. and H.C. Wainwright & Co., LLC, filed as Exhibit 10.1 to the Company’s Current Report on Form 6-K, filed on July 14, 2023. See Item “5.B Liquidity and Capital Resources – ATM Agreements”.

•Securities Purchase Agreement, dated November 27, 2023, by and between REE Automotive Ltd. and the purchasers signatory thereto filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed on November 28, 2023. See Item “5.B Liquidity and Capital Resources – Convertible Promissory Notes and Warrants”.

•Securities Purchase Agreement, dated December 6, 2023, by and between REE Automotive Ltd. and the purchasers signatory thereto filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed on January 5, 2024. See Item “5.B Liquidity and Capital Resources – Convertible Promissory Notes and Warrants”.

•Underwriting Agreement, dated March 1, 2024 by and between REE Automotive Ltd. and Roth Capital Partners, LLC, filed as Exhibit 1.1 to the Company’s Current Report on Form 6-K, filed on March 4, 2024. See Item “5.B Liquidity and Capital Resources – Convertible Promissory Notes and Warrants”.

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

The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

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

Capital gains taxes applicable to Israeli resident shareholders

An Israeli resident company that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2024). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2024) plus an additional excess tax of 3% as described below. Certain Israeli institutions who are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

•banks, insurance companies, and certain other financial institutions;
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

Based upon the terms of the Merger and the rules for determining share ownership under Code Section 7874 and the Section 7874 Regulations, 10X Capital and REE expect that the Section 7874 Percentage of 10X Capital stockholders in REE should be less than 80% after the Merger. Accordingly, REE is not expected to be treated as a U.S. corporation for

U.S. federal income tax purposes under Section 7874 of the Code. The calculation of the Section 7874 Percentage is complex, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by changes in U.S. tax laws and regulations with possible retroactive effect), and is subject to certain factual uncertainties. Moreover, former holders of 10X Capital Common Stock may be deemed to own an amount of Class A Ordinary Shares with respect to certain redemptions by former holders of 10X Capital Common Stock prior to the Merger for purposes of determining the ownership percentage of former holders of 10X Capital Common Stock under Section 7874 of the Code. Accordingly, there can be no assurance that the IRS will not challenge the status of REE as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

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

Based on the current and anticipated composition of the income, assets and operations of REE and its subsidiaries, there is a substantial risk that REE was a PFIC for U.S. federal income tax purposes for 2023, and REE may be a PFIC for U.S. federal income tax purposes for current or future taxable years.

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

If REE is a PFIC, a U.S. Holder of shares in REE may avoid taxation under the excess distribution rules described above with respect to the Class A Ordinary Shares by making a timely and valid “qualified electing fund” (“QEF”) election (if eligible to do so). However, a U.S. Holder may make a QEF election with respect to its Class A Ordinary Shares only if REE provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations, including the information provided in a PFIC Annual Information Statement. There can be no assurance, however, that REE will have timely knowledge of its status as a PFIC in the future or that REE will timely provide such information for such years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Class A Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Class A Ordinary Shares will be “regularly traded” for purposes of these rules. If made, a mark-to-

market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Class A Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the excess distribution rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Class A Ordinary Shares.

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

Information returns may be required to be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s disposition of their Class A Ordinary Shares, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-

U.S. Holder otherwise establishes an exemption. Dividends paid with respect to Class A Ordinary Shares and proceeds from the sale of other disposition of Class A Ordinary Shares received in the U.S. by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

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
Interest Rate Risk

REE holds cash and cash equivalents for working capital purposes. As of December 31, 2023, REE had cash and cash equivalents of $41.2 million, consisting of cash in banks and bank deposits.
Our exposure to interest rate risk primarily relates to excess cash invested in short-term investments with original maturities of less than one year. Our short-term investments as of December 31, 2023 were $44.4 million made up of investments in fixed rates which carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.
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
Foreign Currency Risk
Our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2023, the majority of our cost of revenues and operating expenses were denominated in U.S. dollars, British pounds sterling (GBP) and Israeli Shekels (NIS) and the remainder in other currencies, primarily euros and Japanese Yens (JPY). Our foreign currency-denominated expenses consist primarily of personnel, research and development, rent and other overhead costs. The foreign currency exposure gives rise to foreign currency risk associated with the exchange rate movements of the U.S. dollar against non-U.S. dollar currencies, primarily the GBP and NIS.
A 10% strengthening or weakening in the value of the GBP, NIS, euro, and JPY against the U.S. dollar would have increased or decreased our operating loss in 2023 by approximately 5.8%, respectively. If non-U.S. dollar currencies in which our operating expenses are denominated strengthen significantly against the U.S. dollar, it may have a material negative impact on our results of operations.
These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our cost of revenue and operating expenses may change.
As of December 31, 2023, approximately 96% of our cash and cash equivalents were denominated in U.S. dollars. As a result, we are exposed to foreign currency risk. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to U.S. dollars. These measure, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk
We monitor forecasts of our liquidity (comprising cash and cash equivalents and short-term investments). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of incurring expenses associated with the production of REE’s EV platforms. The Company has a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future. The Company expects that it will need to obtain additional financing in order to expand its future operations.
Item 12. Description of Securities Other than Equity Securities.
Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders and Use of Proceeds

On October 16, 2023, REE shareholders voted to approve certain amendments to the Company’s Amended and Restated Articles of Association, effective immediately upon such approval. REE’s Amended and Restated Articles of Association contain certain modifications that effect the rights of REE’s security holders. The description of such amendments are set forth in REE’s proxy statement filed as Exhibit 99.1 to REE’s Form 6-K, filed with the SEC on September 21, 2023, and is incorporated by reference herein. REE’s Amended and Restated Articles of Association, as amended, is filed as Exhibit 1.1 to this Annual Report on Form 20-F and is incorporated by reference herein.

Use of proceeds

Not applicable.

Item 15. Controls and Procedures.
Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2023, our internal control over financial reporting was effective.
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
Item 16. Insider Trading Policies
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
Item 16C. Principal Accountant Fees and Services
Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2023, for which audited financial statements appear in this Annual Report on Form 20-F.
The following table presents the aggregate fees billed for each of the two last fiscal years for professional services rendered by Kost Forer Gabbay & Kasierer to the Company:

	December 31, 2023	December 31, 2022
	USD in thousands
Audit Fees	$451	$500
Audit-related fees	102	108
Tax Fees	47	163
All other fees	—	—
Total	$600	$771
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

Audit committee’s pre-approval policies and procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2023 and 2022 were preapproved in accordance with our policy.
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

•Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, Office Holder compensation and any required approval by the shareholders of such compensation. Israeli law and our Articles do not require that the independent members of our Board, or a compensation committee composed solely of independent members of our Board, determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers of a company. Instead, remuneration of Office Holders is determined and approved by our compensation committee, and in general, by our Board as well, and in certain circumstances, by our shareholders, as detailed above. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or Special Majority for such approval, are all as set forth in the Companies Law. Thus, we seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Companies Law, including for our Compensation Policy and for certain Office Holder Compensation, rather than seeking approval for such corporate actions in accordance with Nasdaq Listing Rules. All members of our compensation committee are independent directors under applicable Nasdaq Capital Market and SEC rules, as affirmatively determined by our Board. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

•Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.

Directors, Senior Management and Employees—C. Board Practices—External Directors.”, following our “opt-out” of the requirement to appoint external directors, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer). Our independent directors’ conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. . Nasdaq corporate governance rules require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our board of directors has determined that Alla Felder, Michal Drayman, Ittamar Givton, and Michal Marom-Brikman are independent directors as defined in Nasdaq corporate governance rules. As a result of the resignation of Arik Steinberg, we do not currently have a majority of independent members of our board of directors. Pursuant to Nasdaq Rule 5605, we intend to cure the requirement to have a majority of our board of directors be independent upon the earlier of our next annual shareholders meeting, or one year from the resignation of Mr. Steinberg.

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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policy
Not applicable.

Item 16K. Cybersecurity

REE recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. REE’s cybersecurity policies, standards, processes and practices are fully integrated into our risk management program and are based on recognized frameworks established by the Israel National Cyber Directorate, ISO 27001, ISO 21434 and other applicable industry standards. Moreover, REE is ISO 27001 certified. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

•Management: REE’s Chief Information Security Officer, or CISO, is responsible for developing, maintaining and overseeing the REE security program, providing oversight and direction and advise the organization regarding information security, assist and coordinate security incidents, assess REE’s security risks and communicate them to REE’s leadership team as a basis for risk-based decision-making, among other responsibilities.
•Least Privilege: REE believes in providing the least access possible to individuals, while allowing them to perform their responsibilities.
•Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.
•Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, the REE Gateway, as mentioned below, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.
•Incident Response and Recovery Planning: The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis. In addition, REE utilized its Security Operations Center in order to monitor and respond to incidents.
•Third-Party Risk Management: The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company’s systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.
•Manufacturing Security: As a manufacturer, REE addresses cybersecurity for its production lines through operational technology security strategies and product security.
•Education and Awareness: The Company provides regular, mandatory training for personnel regarding cybersecurity threats as a means to equip the Company’s personnel with effective tools to address cybersecurity threats, and to communicate the Company’s evolving information security policies, standards, processes and practices.

REE reviews its Information Security Policy annually and revises the same as applicable.

Governance

The CISO, along with the employees listed below, work collaboratively across the Company to implement a program designed to protect the Company’s information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. To facilitate the success of the Company’s Information Security Policy, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Risk Management Committee when appropriate. REE’s Information Security Policy delegates responsibility to the following employees:

•CISO: Responsible for developing, maintaining and overseeing the REE security program; providing oversight and direction and advising the Company regarding information and physical security; assisting and coordinating security incidents; assessing REE’s security risks and communicating them with REE’s leadership team as a basis for risk-based decisions; ensuring that security policies and procedures are on everyone’s agenda; and initiating the disciplinary process for major policy violations.

•Global IT Manager: Responsible for developing, maintaining and overseeing the REE network; providing and revoking access; recertification of user access to all systems on a regular basis; managing employees workstations/laptops including configurations, installations and upgrades, and ongoing maintenance; managing company information assets according to best practices and regulatory requirements; overseeing implementation of new systems to the organization (Saas, Hardware, etc.); and granting and/or revoking access to systems according to employee onboarding and offboarding processes.
•General Counsel: Acts as REE’s Data Protection Officer; provides advise regarding data protection regulation requirements and employee contracts; manages REE Data Protection Agreements for customers and vendors; and handles non-disclosure agreements, employee contracts and asset contracts.
•Government, Risk and Compliance Manager, or GRC: Responsible for managing REE’s Information Management Program; designing and implementing data protection methodologies and guidelines; verifying alignment with global data protection laws such as the GDPR; and testing the effectiveness of technical and administrative security controls.
•DevOps Engineer: Responsible for building new development tools and infrastructure with regards to cybersecurity.

REE’s CISO has extensive experience in cybersecurity, including serving as the head of the Cybersecurity Guidance department of the Israel National Cyber Directorate from 2019 to 2021.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.
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
1.1
Amended and Restated Articles of Association of REE Automotive Ltd., incorporated by reference to Appendix B to the Proxy Statement to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on September 21, 2023

2.1
Specimen Class A Ordinary Share Certificate of REE Automotive Ltd., incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

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

4.6†	Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F field with the SEC on March 28, 2023.
4.7
ATM Equity OfferingSM Sales Agreement, dated August 16, 2022, between REE Automotive Ltd. and BofA Securities, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3 (File No. 333-266902) filed with the SEC on August 16, 2022.

4.8
Form of At The Market Offering Agreement, dated July 14, 2023, between REE Automotive Ltd. and H.C. Wainwright & Co., LLC, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K, filed with the SEC on July 14, 2023.

4.9	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on November 28, 2023.
4.10	Form of Convertible Promissory Note, incorporated by reference to Exhibit 99.2 the Company’s Current Report on Form 6-K, filed with the SEC on November 28, 2023.
4.11	Form of Ordinary Share Purchase Warrant, incorporated by reference to Exhibit 99.3 the Company’s Current Report on Form 6-K, filed with the SEC on November 28, 2023.
4.12	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on January 5, 2024.
4.13	Form of Convertible Promissory Note, incorporated by reference to Exhibit 99.2 the Company’s Current Report on Form 6-K, filed with the SEC on January 5, 2024.
4.14	Form of Ordinary Share Purchase Warrant, incorporated by reference to Exhibit 99.3 the Company’s Current Report on Form 6-K, filed with the SEC on January 5, 2024.
4.15
Underwriting Agreement, dated March 1, 2024 by and between REE Automotive Ltd. and Roth Capital Partner, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K, filed with the SEC on March 4, 2024.

Exhibit Number	Description
8.1*	List of subsidiaries of REE Automotive Ltd.
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1**	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for REE Automotive Ltd.
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
____________
* Filed herewith
** Furnished herewith.
† Indicates a management contract or compensatory plan.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REE Automotive Ltd.

Date:	March 27, 2024	/s/ DANIEL BAREL

Daniel Barel
Co-Founder, Chief Executive Officer and Director

REE AUTOMOTIVE LTD.
CONSOLIDATED FINANCIAL STATEMENTS

REE AUTOMOTIVE LTD
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

REE Automotive Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of REE Automotive Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

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

/S/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 27, 2024

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollar in thousands (except share and per share data)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$41,232	$56,762
Restricted cash	—	162
Short-term investments	44,395	96,857
Accounts receivable	455	—
Inventory	463	—
Other accounts receivable and prepaid expenses	6,959	11,894
Total current assets	93,504	165,675

NON-CURRENT ASSETS:
Non-current restricted cash	3,008	3,001
Other accounts receivable	2,871	3,337
Operating lease right-of-use assets	21,418	26,061
Property and equipment, net	17,099	16,939
Total non-current assets	44,396	49,338
TOTAL ASSETS	$137,900	$215,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term loan	$15,019	$—
Trade payables	3,703	6,172
Other accounts payable and accrued expenses	14,046	11,118
Operating lease liabilities	2,411	2,748
Total current liabilities	35,179	20,038

NON-CURRENT LIABILITIES:
Deferred revenues	—	943
Warrants liability	3,400	—
Convertible promissory notes	4,806	—
Operating lease liability	16,440	18,623
Total non-current liabilities	24,646	19,566
TOTAL LIABILITIES	59,825	39,604

Commitments and Contingencies (Note 11)

SHAREHOLDERS’ EQUITY:
Ordinary shares	—	—
Additional paid-in capital	914,211	897,337
Accumulated deficit	(836,136)	(721,928)
Total shareholders’ equity	78,075	175,409
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$137,900	$215,013
    The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
U.S. dollar in thousands (except share and per share data)

	Twelve Months Ended
	December 31, 2023	December 31, 2022	December 31, 2021
Revenues	$1,608	$—	$6
Cost of revenues	3,270	547	995
Gross loss	$(1,662)	$(547)	$(989)
Operating expenses:
Research and development expenses, net	82,662	78,225	252,424
Selling, general and administrative expenses	35,568	49,200	262,083
Total operating expenses	118,230	127,425	514,507
Operating loss	$(119,892)	$(127,972)	$(515,496)
Income from warrants remeasurement	396	17,929	11,024
Financial income, net	3,928	4,371	423
Net loss before income tax	(115,568)	(105,672)	(504,049)
Income tax expense (income)	(1,360)	1,748	1,281
Net loss	$(114,208)	$(107,420)	$(505,330)
Net comprehensive loss	$(114,208)	$(107,420)	$(505,330)
Basic and diluted net loss per Class A ordinary share (1)	$(11.32)	$(10.98)	$(64.34)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share (1)	10,087,691	9,783,301	7,853,759
(1) Prior period results have been retroactively adjusted to reflect the 1:30 stock reverse split effected on October 18, 2023. See also Note 1 General, for details.

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollar in thousands (except share and per share data)

	Ordinary shares - Class A (1)		Ordinary shares - Class B (1)		Preferred shares (1)		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – January 1, 2021	1,509,052	$—	—	$—	4,359,981	$—	$154,959	$(109,178)	$45,781

Issuance of ordinary shares	87,003	—	2,780,570	—	—	—	—	—	—
Exercise of options	123,864	—	—	—	—	—	809	—	809
Exercise of warrants	—	—	—	—	355,413	—	2,907	—	2,907
Conversion of preferred shares in connection with the SPAC merger	4,715,394	—	—	—	(4,715,394)	—	—	—	—
SPAC merger and PIPE financing	1,373,441	—	—	—	—	—	258,159	—	258,159
Share-based compensation	—	—	—	—	—	—	448,077	—	448,077
Net loss	—	—	—	—	—	—	—	(505,330)	(505,330)
Balance – December 31, 2021	7,808,754	$—	2,780,570	$—	—	$—	$864,911	$(614,508)	$250,403

Exercise of options, warrants and vesting of RSUs	224,512	—	—	—	—	—	2,430	—	2,430
Issuance of shares for warrant exchange	102,082	—	—	—	—	—	3,104	—	3,104
Share-based compensation	—	—	—	—	—	—	26,892	—	26,892
Net loss	—	—	—	—	—	—	—	(107,420)	(107,420)
Balance – December 31, 2022	8,135,348	$—	2,780,570	$—	—	$—	$897,337	$(721,928)	$175,409

Issuance of ordinary shares, net	91,802	—	—	—	—	—	467	—	467
Exercise of options and vesting of RSUs	225,110	—	—	—	—	—	129	—	129
Share-based compensation	—	—	—	—	—	—	16,278	—	16,278
Net loss	—	—	—	—	—	—	—	(114,208)	(114,208)
Balance – December 31, 2023	8,452,260	$—	2,780,570	$—	—	$—	$914,211	$(836,136)	$78,075
(1) Prior period results have been retroactively adjusted to reflect the 1:30 stock reverse split effected on October 18, 2023. See also Note 1 General, for details.

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollar in thousands (except share and per share data)

	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from operating activities:

Net loss	$(114,208)	$(107,420)	$(505,330)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,255	1,683	484
Amortization of operating lease right of use asset	3,546	3,226	—
Accretion income on short-term investments	(731)	(654)	—
Share-based compensation	16,278	26,892	448,077
Change in fair value of warrants liability	(396)	(17,929)	(11,024)
Change in fair value of derivative liability	(240)	—	—
Amortization of convertible promissory note	30	—	—
Interest expenses	81	—	—
Transaction costs related to warrants	—	—	2,887
Increase in accrued interest on short-term investments	(169)	(425)	—
Decrease (increase) in inventory	(463)	—	271
Decrease (increase) in accounts receivable	(455)	—	55
Decrease (increase) in other accounts receivable and prepaid expenses	5,401	(4,055)	(12,859)
Decrease in operating lease right-of-use assets and liability, net	(1,423)	(7,916)	—
Increase (decrease) in trade payables	(901)	(1,106)	3,782
Increase (decrease) in other accounts payable and accrued expenses	2,928	(4,900)	13,450
Increase (decrease) in deferred revenue	(943)	—	943
Other	137	19	125
Net cash used in operating activities	(89,273)	(112,585)	(59,139)

Cash flows from investing activities:

Purchase of property and equipment	(3,745)	(11,058)	(2,415)
Purchases of short-term investments	(94,364)	(139,891)	—
Proceeds from short-term investments	147,726	44,114	—
Proceeds from bank deposits	—	—	1,667
Net cash provided by (used in) investing activities	49,617	(106,835)	(748)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	467	—	—
Proceeds from exercise of options and warrants	129	2,430	809
Proceeds from short term loan	15,000	—	—
Proceeds from issuance of warrants	3,633	—	—
Proceeds from bifurcated embedded derivatives	4,179	—	—
Proceeds from convertible note	563	—	—
Proceeds from exercise of warrants to preferred shares	—	—	2,907
Proceeds from SPAC merger and PIPE financing, net of transaction costs	—	—	287,579
Net cash provided by financing activities	23,971	2,430	291,295

Increase (decrease) in cash, cash equivalents and restricted cash	(15,685)	(216,990)	231,408
Cash, cash equivalents and restricted cash at beginning of year	59,925	276,915	45,507
Cash, cash equivalents and restricted cash at end of period	$44,240	$59,925	$276,915

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollar in thousands (except share and per share data)

	Twelve Months Ended December 31,
	2023	2022	2021
Non-cash activity:

Purchase of property and equipment included in accounts payable or accrued	$54	$2,739	114
Reclassification of warrant liability to equity	$—	$3,104	$—
Lease liabilities arising from obtaining right-of-use-assets	$(1,097)	$—	$—

	Twelve Months Ended December 31,
	2023	2022	2021
Supplemental cash flow:

Cash received from interest	$3,384	$1,905	$394
Cash paid for income taxes	$995	$590	$—

	December 31, 2023	December 31, 2022	December 31, 2021
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$41,232	$56,762	$275,772
Restricted cash	—	162	138
Non-current restricted cash	3,008	3,001	1,005
Total cash, cash equivalents and restricted cash	$44,240	$59,925	$276,915

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)

NOTE 1. GENERAL

REE Automotive Ltd. was incorporated in Israel on January 16, 2011.

REE Automotive Ltd. is an automotive technology company focused on building commercial electric vehicles controlled fully by-wire. REE Automotive Ltd. has established wholly-owned subsidiaries in the United States, Germany, Japan and the United Kingdom (the “Subsidiaries”). REE Automotive Ltd. and its subsidiaries (the “Company”, “REE”, or “we”) is in the early stages of commercialization and is currently developing its core REEcornerTM technology which packs critical vehicle components into a single compact module positioned between the chassis and the wheel as well as building commercial Electric Vehicles (“EV”) leveraging REEcornerTM technology. The Company has commenced initial production components at its Launch Factory in Coventry, United Kingdom.

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

The Company became a Nasdaq listed publicly traded company on July 23, 2021, with its Class A ordinary shares, without par value (the “Class A Ordinary Shares”) trading under the ticker symbol “REE” (for further information see Note 10). The Company also has Class B ordinary shares, without par value, having 10 votes per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) that include voting rights only and are not listed on the Nasdaq.

On October 18, 2023, the Company effected a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock reverse split had been in effect as of the date of these consolidated financial statements. Following the reverse share split an additional amount of 15,890 shares were issued to reflect rounding differences resulting from fractional Class A ordinary shares. For further details, see Note 12 - Shareholder’s equity.
During February 2023, the Company undertook a reduction in the Company’s employee base of approximately 11% of the Company’s workforce. The Company has incurred approximately $400 in severance-related charges.

As of December 31, 2023, the Company’s principal source of liquidity includes its unrestricted cash balance in the amount of $41,232 and its short term investments in the amount of $44,395. The Company has incurred losses since inception and had negative cash flows used in operating activities of $89,273 for the year ended December 31, 2023. The Company expects to continue to incur net losses and negative cash flows from operating activities.

The Company’s ability to successfully carry out its business plan is primarily dependent upon its ability to raise sufficient additional capital. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed to support its operations.

Since the Company was unable to maintain sufficient financial resources to support its business operation, the Company's board of directors approved a saving plan, to improve its available cash balances and liquidity. The Company saving plan includes reducing costs to conserve cash and improve its liquidity position, deferral and reprioritization of certain research and development programs including tooling and additional contingent plan to reduce additional costs.

The above mentioned alleviates the substantial doubt about the Company's ability to continue as a going concern for at least twelve months from the date that the consolidated financial statements were issued.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
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

These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.
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
DECEMBER 31, 2023
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

Held-to-maturity securities are those securities that the Company has the positive intent and ability to hold until maturity and are recorded at amortized cost and adjusted for amortization of premiums and accretion of discounts. The Company’s investment securities are classified as held-to-maturity.

Generally, premiums are amortized to call date and discounts are accreted to maturity, on a level yield basis.

Starting January 1, 2023 the Company adopted ASU 2016-13, Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments" which modified the other than temporary impairment model for debt securities. Debt securities classified as held-to-maturity are reviewed each reporting period to determine whether an allowance for credit losses should be recorded. Management’s assessment as to whether an allowance should be recorded is based on, among other things, the length of time to maturity; the financial condition and near-term prospects of the issuer; The Company does not record an allowance for securities with zero expectation of nonpayment upon default. During the year ended December 31, 2023, no credit loss impairments have been identified.

For the years ended December 31, 2022 and 2021, the Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss). For the years ended December 31, 2022 and 2021 , no other-than-temporary impairment had been recognized.

Inventory

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost or net realizable value. Inventory cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

At the end of each reporting period, the Company evaluates whether its inventories are damaged, obsolete, or have material changes in price or other causes, and if so, a loss is recognized in the period in which it occurs. Inventory write-downs are also based on reviews for any excess or obsolescence.

The Company also reviews its inventory to determine whether its carrying value exceeds the Net Realizable Value (“NRV”) upon the ultimate sale of the inventory. NRV is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal, and transportation. At the end of each reporting period, the Company determines the estimated selling price of its inventory based on market conditions. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Restricted cash

Restricted cash represent restricted bank deposits which are primarily used as a security for the Company’s operating lease agreements.

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

For the years ended December 31, 2023, 2022, and 2021, no impairment charges were recognized.
Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, lessees classify arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the consolidated statements of financial position as both a right-of-use (“ROU”) assets and lease liabilities, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate (“IBR”). The IBR is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Variable lease expenses are primarily comprised of payments affected by CPI (“Consumer Price Index”) impact.

The Company elected to not recognize a lease liability and an ROU asset for leases with a term of twelve months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. Lastly, the Company also elected the practical expedient to not separate lease and non-lease components for its leases.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets below:

	Years
Computers and software	3	—	7
Furniture and fixtures	5	—	5
Machinery and equipment	4	—	7
Vehicles	7	—	7
Leasehold improvements	Shorter of the term of the lease or useful life

Pre-production costs related to long-term supply agreements

The Company incurred pre-production engineering, development and tooling costs related to products produced for its customers under future potential long-term supply agreements. Engineering, testing and other costs incurred in the design and development of production parts will be expensed as incurred. Pre-production costs related to potential long-term supply arrangements with a contractual guarantee for reimbursement were included in other assets.

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

Grants

On August 19, 2021, the Company was awarded approximately $12,272 (£10,141) as part of a total $15,002 (£12,397) grant from the UK government. This grant is part of a $49,571 (£40,963) investment, coordinated through the Advanced Propulsion Centre (‘APC’), in which REE will contribute approximately $46,397 (£38,340). The project runs from November 1, 2021 until July 2024. Funds spent on the project are claimed the month after each three month period and paid in the following month. As the APC reserves the right to recover the grant amount and the Company has no past history with the APC, the amounts of the grant are recognized as a reduction of research and development expenses when the cash is realizable. For the years ended December 31, 2023, 2022 and 2021 there were $4,667, $4,472 and zero gross royalty-bearing grants as a reduction of research and development, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Israeli severance pay

Pursuant to Section 14 of Israel’s Severance Compensation Law, 1963 (“Section 14”), the Israeli entity’s employees are included under this section and entitled only to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Payments in accordance with Section 14 release REE Automotive Ltd. from any future severance payments in respect of those employees. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership on the amounts deposited.

For the years ended December 31, 2023, 2022, and 2021, severance pay expenses amounted to $1,069, $1,217, and $842, respectively.

Employee benefit plan – Defined contribution plan

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. For the years ended December 31, 2023, 2022, and 2021 the employer expenses related to the match amounted to $106, $117, and $76 respectively.

The Company maintains a privately administered pension insurance plan in the United Kingdom. Contributions to the plan are recognized as employee benefit expense when due. For the year ended December 31, 2021, the Company matched employee contributions to a maximum of 3% of base salary of the participant annual compensation. For the years ended December 31, 2023 and 2022, the Company matched employee contributions to a maximum of 6% of base salary of the participant annual compensation.

For the years ended December 31, 2023, 2022 and 2021 the employer expenses related to the match amounted to $538, $371 and $119, respectively.

Warranty Liability

Warranty liability provided to customers is accrued in accordance with management’s estimate. No claims were incurred for the years ended December 31, 2023, 2022 and 2021. The Company recorded warranty liability within other accounts payable and accrued expenses in the consolidated balance sheets for the years ended December 31, 2023 and 2022 in the amount of $127 and zero, respectively.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, and short-term investments.

The Company’s cash and cash equivalents, restricted cash and short-term investments are maintained with several large and reputable banks and an investment bank in Israel and the United States. In addition, the Company’s short-term investments are in securities that have high investment grade credit ratings. Generally, these securities may be redeemed upon demand and, therefore, bear low risk.

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts and option contracts.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
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

For graded-vesting awards with no performance or market conditions, the Company recognizes the related share-based compensation expense on a straight-line basis over the requisite service period of the awards. For awards with performance conditions the share-based compensation expense is recognized if and when the Company concludes that it is probable that the performance condition will be achieved and where the performance condition awards include graded vesting, the share-based compensation expense is recognized based on the accelerated method. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjust compensation cost based on its probability assessment. For graded-vesting awards with market condition the share-based compensation expense is recognized based on the accelerated method.

The Company accounts for forfeitures as they occur. The fair value of certain performance share options with market-based performance conditions granted under the employee equity plan was estimated on the grant date using the Monte Carlo valuation methodology.

The Company used the following weighted-average assumptions for options granted to employees and non-employees:

	December 31, 2021
Expected volatility	60.8%	—	69.0%
Risk-Free interest rate	0.53%	—	1.07%
Expected dividend yield	0%
Expected life (years)	5.1

These assumptions and estimates were determined as follows:

Fair value of Ordinary shares — The Company’s Class A ordinary shares, without par value, having one vote per share (the “Class A Ordinary Shares”) had a limited history of being publicly traded. Prior to the consummation of the merger, the fair value was determined by management, with input from valuation reports prepared by third-party valuation specialists. In determining the fair value of ordinary shares subsequent to the consummation of the Merger Agreement, the board of directors considered the grant date fair value for share-based awards as of the closing price of our ordinary shares on NASDAQ on the date of grant.

Risk-free interest rate — The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected term — The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. There was not sufficient historical share exercise data to calculate the expected term of the share options. The Company determined the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Expected volatility — Since the Company had a limited trading history of its Ordinary shares, there was not sufficient historical volatility for the expected term of the share options. The expected volatility was derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considered to be comparable to its own business over a period equivalent to the option’s expected term.

Expected dividend yield - The Company did not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

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

Financial instruments consist of cash equivalents, restricted cash, other accounts receivable, short-term loan, trade payables, other accounts payable and accrued expenses. The estimated fair values of these financial instruments approximate their carrying value as presented, due to their short term maturities. We consider public warrant liabilities to be Level 1 and private warrants and derivative liabilities at fair value to be Level 3 and are measured at fair value using Level 3 inputs. The financial liability for the warrant and derivative liabilities are accounted for at fair value through earnings (see also Note 3, Note 16 and Note 17).

Convertible Promissory Notes

The Company applies ASC 470-20, “Debt with Conversion and Other Options” (“ASC 470-20”). In accordance with ASC 470-20 the Company first allocates the proceeds to freestanding liability instrument that are measured at fair value at each reporting date, based on their fair value. The remaining proceeds are allocated between the convertible debt and any bifurcated embedded derivatives. In accordance with ASC 815 “Derivatives and Hedging” (“ASC 815”), the Company bifurcates embedded derivatives that require bifurcation and accounts for them separately from the convertible debt.

The Company applies ASC 815, “Derivatives and Hedging” to all features related to convertible debt. When features meet the definition of a derivative, are not clearly and closely related to the characteristics of the convertible debt, and do not qualify for any scope exceptions within ASC 815, they are required to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. The fair value assigned to the embedded derivative instruments is marked to market in each reporting period. The Company has recorded embedded derivative liabilities related to the convertible promissory notes.

For further information regarding the convertible promissory notes, see Note 15.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
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

In addition, as part of the convertible promissory note financing (see Note 15), the Company issued warrants that do not meet all the conditions to be classified as equity pursuant to ASC 815-40 and therefore are also measured at fair value through earnings.

For information Company's outstanding warrants, see Note 16.

Basic and diluted loss per share

Basic earnings (loss) per share is computed by dividing income (loss) available to Class A Ordinary shareholders by the weighted-average number of Class A Ordinary shares outstanding during the period. Basic and diluted loss per Class A Ordinary share is the same for all periods presented because all outstanding share options and warrants are anti-dilutive. The total weighted average number of shares related to outstanding options to Class A Ordinary Shares and warrants for the years ended December 31, 2023, 2022 and 2021 excluded from the calculations of diluted net loss per share were 2,679,771, 2,314,774 and 2,357,399, respectively. The Company’s Class B ordinary shares include voting rights only and therefore are excluded from the loss per share calculation.

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

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard contains a two-step approach to recognizing and measuring a liability for uncertain tax positions.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (on a cumulative basis) likely to be realized upon ultimate settlement.

Revenue recognition

Until 2021 the Company has generated revenues from selling its wheels to personal mobility products.

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

In April 2021, the Company entered into a strategic development agreement with a customer, pursuant to which the Company will develop and supply REE platform prototypes. Revenue related to the agreement is deferred and will be recognized upon satisfying performance obligations in the contract. As of December 31, 2023, 2022 and 2021, the Company recorded deferred revenues of zero, $943 and $943, respectively. For the twelve months ended on December 31, 2023, the Company recorded revenues in the amount of $943 upon the termination of the agreement with the customer.

Fulfillment costs are capitalized up to the amount that is expected to be recovered, and any excess amounts will be expensed as incurred. As of December 31, 2023, 2022 and 2021, the Company recorded capitalized costs of zero, $943 and $943, respectively. Following the revenue recognition as described above, the Company recorded capitalized expenses in the amount of $943 in cost of revenues.
In addition, for the twelve months ended on December 31, 2023 the Company recorded revenues from sales of EV prototypes in the aggregate amount of $665. Revenue from sales of EV prototypes is recognized at a point in time when the control of the goods is transferred to the customer, upon delivery.

The Company applies the practical expedient and does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

For contracts in which the performance obligation has an original expected duration of one year or less, the Company does not provide disclosure on its remaining performance obligations.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of the delivery products and a material right for purchases of finished goods not yet delivered. As of December 31, 2023 and 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was zero and $943 , respectively.

Cost of revenues

Cost of revenues primarily comprised from the cost of EVs and includes direct parts, material and labor costs, share-based compensation expenses, manufacturing overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the production of EVs and adjustments to write down the carrying value of inventory when it exceeds its estimated net realizable value (“NRV”).

Advertising costs

For the years ended December 31, 2023, 2022, and 2021 advertising costs amounted to $224, $614 and $1,000 respectively. Advertising costs are charged to expense when incurred.

Segment information

Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”). As the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance, the Company has determined that it operates in one operating segment.

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

Financial Instruments-Credit Losses

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments — Credit Losses — Measurement of Credit Losses on Financial Instruments.” This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The guidance is effective for the Company beginning January 1, 2023, and interim periods therein. The company adopted this ASU, but the standard did not have a material impact on the Company’s consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements, not yet adopted
Convertible Debt Instruments

In August 2020, the FASB issued ASU 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. The guidance will be effective for the Company for the fiscal year beginning January 1, 2024 and interim periods within those fiscal years. Early adoption is permitted, but no earlier than the fiscal year beginning after December 15, 2020. The Company is currently evaluating the impact of adopting ASU 2020-06, however the adoption is not expect to result in a material impact to the Company’s consolidated financial statements.
Segment reporting

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 3. INVESTMENTS
The Company’s investments as of December 31, 2023 are comprised of U.S. dollar denominated investments in bank deposits.
Short-term investments consisted of the following:

	December 31, 2023
	Short-term investments
	Amortized cost basis	Gross unrealized gains	Gross unrealized loss	Fair value
Bank deposit securities:
Bank deposits	$44,395	$—	$—	$44,395

Total short term investments	$44,395	$—	$—	$44,395

	December 31, 2022
	Short-term investments
	Amortized cost basis	Gross unrealized gains	Gross unrealized loss	Fair value
Bank deposit securities:
Bank deposits	$25,354	$—	$—	$25,354

Held-to-maturity marketable securities:
Agency bonds	$36,202	$—	$(217)	$35,985
Municipal bonds	510	—	(2)	508
Commercial paper	28,827	—	—	28,827
Treasury bills	5,964	—	—	5,964
Total held-to-maturity marketable securities	$71,503	$—	$(219)	$71,284

Total short term investments	$96,857	$—	$(219)	$96,638
The securities in the Company’s portfolio are investment grade and short-term in nature. All held-to-maturity marketable securities are due within one year or less. As of December 31, 2023, and 2022, no continuous unrealized losses for twelve months or greater were identified.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 4. INVENTORY

Inventory consisted of the following at December 31, 2023 and 2022, respectively:

	December 31, 2023	December 31, 2022
Raw materials and work in progress	$380	—
Finished goods	83	—
Total inventory	$463	$—

During the years ended December 31, 2023 and 2022, the Company recorded inventory write-downs of $1,970 and zero, respectively, to reduce inventories to their net realizable values and for any excess or obsolete inventories.
NOTE 5. OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other accounts receivable and prepaid expenses consisted of the following at December 31, 2023 and 2022, respectively:

	December 31, 2023	December 31, 2022
Government authorities	$1,369	$2,302
Prepaid expenses	3,181	5,008
Advances to suppliers	2,124	4,150
Other receivables	285	434
Total	$6,959	$11,894

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 6. LEASES
The Company`s leases include offices for its facilities worldwide, as well as cars and other equipment leases, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the right-of-use assets and liabilities calculations if it was reasonably certain that the Company will exercise the option. The Company entered into sublease agreement for certain leased office space and the amount of sublease income for the year ended December 31, 2023, 2022 and 2021 was $25, zero and zero, respectively.

	December 31, 2023	December 31, 2022
Operating lease cost	$3,598	$4,163
Short-term lease cost	165	165
Variable lease cost	170	120
Total lease cost	$3,933	$4,448

	December 31, 2023	December 31, 2022

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases, net:	$2,976	$5,946

Supplemental cash flow information related to operating leases:
Adoption of "Leases (Topic 842)"	$—	$8,857
Right-of-use assets obtained in exchange for new operating lease liabilities:	$363	$16,636
Adjustment to lease liabilities upon the resolution of contingent lease payments	$(1,460)	$3,796

Weighted average remaining operating lease term	7.39	8.25
Weighted average discount rate operating lease	6.04%	5.65%
The following table outlines maturities of the Company’s lease liabilities as of December 31, 2023:

Operating Leases

2024	$3,489
2025	3,678
2026	3,310
2027	2,289
2028	2,322
2029 and thereafter	9,134
Total undiscounted lease payments	$24,222

Less:
Imputed interest	5,371

Present value of lease liabilities	$18,851
Rent expense for the year ended December 31, 2021 amounted to $870.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 2023 and 2022, respectively, consists of:

	December 31, 2023	December 31, 2022
Computers and software	$3,823	$3,563
Furniture and fixtures	1,291	533
Machinery and equipment	13,985	1,530
Vehicles	173	177
Leasehold improvements	1,308	758
Construction in progress	217	11,943
	$20,797	$18,504
Less - accumulated depreciation and amortization	(3,698)	(1,565)
Total	$17,099	$16,939

Construction in progress as of December 31, 2023 consists of capitalized costs related to production tooling at the UK Launch Factory located in Coventry, UK. For the year ended December 31, 2022, the amount of construction in progress is related to machinery and equipment placed in service during 2023 at the UK Launch Factory located in Coventry, UK and used for process validation activities and product assembly operations.

Depreciation expenses of property and equipment were $2,255, $1,683, and $484 for the years ended December 31, 2023, 2022, and 2021, respectively.

NOTE 8. CREDIT FACILITY

On August 14, 2023, the Company entered into an agreement with a leading Israeli commercial bank to establish a revolving credit line facility (the “Credit Facility”) in the amount of $15,000 which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the credit facility were extended through December 31, 2025. Outstanding loans under the Credit Facility bear a variable interest at the rate of Monthly Term Secured Overnight Financing Rate (“SOFR”) plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, the Company is required to keep unsecured deposits in the aforementioned bank in the amount of $20,000. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. The Company is charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility.

As of December 31, 2023 the Company has utilized $15,000 under the Credit Facility for short term loan. In January 2024 the short term loan was fully repaid by the Company. The annual interest rate for the loan utilized under the Credit Facility was 8.86%.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 9. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payables and accrued expenses consisted of the following at December 31, 2023 and 2022, respectively:

	December 31, 2023	December 31, 2022
Employees and payroll accruals	$5,703	$5,190
Professional fees	578	793
Non recurring engineering	5,867	572
Government authorities	310	2,624
Other payables	1,588	1,939
Total	$14,046	$11,118

NOTE 10. MERGER WITH 10X CAPITAL

On February 3, 2021 the Company entered into the Merger Agreement with 10X Capital and Merger Sub. The Merger was consummated on July 22, 2021 (the “Closing Date”) with 10X Capital becoming a wholly-owned subsidiary of the Company, and the securityholders of 10X Capital becoming securityholders of the Company. On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement:

(i) Each preferred share, par value NIS 0.01 each, of the Company (each, a “Company’s Preferred Share”) converted into Class A Ordinary Shares, in accordance with Company’s organizational documents and (ii) immediately following such conversion but prior to the Effective Time, the Company effected a stock split of all of its outstanding Class A Ordinary Shares into an aggregate of 6,290,767 Class A Ordinary Shares, calculated in accordance with the terms of the Merger Agreement such that each Class A Ordinary Share had a value of $300 per share (together with the conversion of the Company’s Preferred Shares, par value NIS 0.01 (“Preferred Shares”), the “Capital Restructuring”).

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 10. MERGER WITH 10X CAPITAL (cont.)
Each outstanding share of Class B common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class B Common Stock”) converted into shares of Class A common stock, par value $0.0001 per share, of 10X Capital (“10X Capital Class A Common Stock”) and, immediately thereafter, each outstanding share of 10X Capital Class A Common Stock converted into the right to receive one newly issued Class A Ordinary Share. A total of 423,441 Class A Ordinary Shares were issued to holders of 10X Capital Class A Common Stock.
Pursuant to that certain SPAC Letter Agreement entered into concurrently with the Merger Agreement (the “Letter Agreement”), by and among 10X Capital, its executive officers and directors, 10X Capital SPAC Sponsor I LLC (the “Sponsor”) and the Company, up to 50,000 of the Class A Ordinary Shares held by the Sponsor were subject to forfeiture without consideration if the trading prices of Class A Ordinary Shares specified in the Letter Agreement were not achieved following the Merger. On the second business day following the Merger, all 50,000 Class A Ordinary Shares were forfeited pursuant to the terms of the Letter Agreement, resulting in 373,441 Class A Ordinary Shares held by the holders of 10X Capital Class A Common Stock.
Each of 10X Capital’s outstanding warrants to purchase one share of 10X Capital Class A Common Stock (the “10X Capital Warrants”), including both the 10X warrants issued to public shareholders in 10X’s initial public offering (the “Public Warrants”) and the 10X warrants issued in a private placement to 10X’s sponsors in 10X’s initial public offering (the “Private Warrants”),were converted into the right to receive an equal number of warrants to purchase one Class A Ordinary Share (the “Warrants”), subject to downward adjustment to the next whole number in case of fractions of Warrants. A total of 518,750 Warrants to purchase one Class A Ordinary Share were issued to holders of 10X Capital Warrants.
The Company’s ordinary shares are divided into two classes. The Class A Ordinary Shares have one vote per share. The Class B Ordinary Shares, each have 10 votes per share. An aggregate of 2,780,570 Class B Ordinary Shares were issued to the founders of the Company representing approximately 39% of the voting power to each of them immediately following the Merger.
On February 3, 2021, concurrently with the execution of the Merger Agreement, the Company and 10X Capital entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and the Company agreed to issue and sell to such PIPE Investors, an aggregate of 1,000,000 shares of 10X Capital Class A Common Stock at $300 per share for gross proceeds of approximately $300,000 (the “PIPE Financing”) on the Closing Date, which were converted into 1,000,000 Class A Ordinary Shares upon the consummation of the Merger. The PIPE Financing closed immediately prior to the Merger.
Total gross proceeds resulted from the Merger transaction were approximately $348,000 out of which total transaction costs amounted to approximately $63,000. The transaction costs related to the Warrants liability in the amount of $2,887 were recognized as expenses in the Company’s statement of comprehensive loss for the year ended December 31, 2021.
For information regarding the completion of the registered exchange offer for the Company's outstanding warrants, see Note 16.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of December 31, 2023, and the years in which these obligations are due. Certain obligations are reflected in our balance sheet, while other are disclosed as future obligations. This table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

Purchase commitments
2024	$13,600
2025	4,454
2026	—
2027	—
2028 and thereafter	—
Total	$18,054

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

Guarantee

A long-term guarantee was issued by a bank in the amount of approximately $3,008 were recorded within Long-term restricted cash to secure the Company’s office and manufacturing locations.

Royalty bearing grants

The Company’s research and development efforts have been partially financed through grants from the IIA for the technology related to the Softwheel segment. Under the research and development agreements with the IIA and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3%-5% on sales of products developed with funds provided by the IIA. Such royalties are due up to an amount equal to 100% of the IIA grants received, linked to the U.S. dollar plus interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to U.S. Dollar deposits on the unpaid amount received. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.72%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. based on the 12-month LIBOR rate (from the year the grant was approved) applicable to U.S. dollar deposits. If the Company returns to production of these products outside of Israel and generates sales, the ceiling will increase based on the percentage of production that is outside of Israel, up to a maximum of 300% of the IIA grants, linked to the dollar and bearing interest as noted above. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.The Company did not pay or accrue any royalties to the IIA for the years ended December 31, 2023, 2022, and 2021.
As of December 31, 2023, the Company’s remaining contingent obligation with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, were $733.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

In 2018, the Company signed a research and development agreement with the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”). Under this agreement, the Company is required to pay royalties at a rate of 5% of the sales of products developed with funds provided by BIRD up to an amount equal to 150% of the aggregate dollar amount of the grants received linked to the U.S. consumer price index. The Company did not pay or accrue any royalties to BIRD for the years ended December 31, 2023, 2022, and 2021.

As of December 31, 2023, the BIRD contingent liability with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $433.

Legal proceedings

On December 16, 2022, a lawsuit was filed to the court in Texas, Austin Division, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. On January 4, 2024, the Magistrate Judge entered a Report and Recommendation, or the Report, recommending dismissal of the lawsuit based on forum non conveniens, such that OSR could pursue its claims in an Israeli forum rather than in the United States, assuming that OSR chooses to do so after dismissal. The Report is pending before the District Court, which will independently review the Report to assess whether to adopt in full, in part, or to set it aside. The Report is not binding on the District Court. There is no definitive timetable for a final ruling, and any ruling by the District Court is subject to a potential appeal by OSR. REE believes that the lawsuit is without merit and is defending itself vigorously. Given the uncertainty of litigation and the preliminary stage of the lawsuit, the Company cannot estimate the reasonably possible loss or range of loss that may result from this lawsuit. As of December 31, 2023 and December 31, 2022 the Company did not record a loss contingency.

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

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)

NOTE 12. SHAREHOLDERS’ EQUITY

On October 18, 2023, the Company effected a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30, such that (i) each thirty (30) Class A ordinary shares, without par value, were consolidated into one (1) Class A ordinary share, without par value and (2) each thirty (30) Class B ordinary shares, without par value, were consolidated into one (1) Class B ordinary share, without par value. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock reverse split had been in effect as of the date of these consolidated financial statements. Following the reverse share split an additional amount of 15,890 shares was issued to reflect rounding differences resulting from fractional Class A ordinary shares.

Composition of share capital:

	December 31, 2023		December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares		Number of shares
Class A Ordinary shares, no par value (1)	33,333,333	8,452,260	33,333,333	8,135,348
Class B Ordinary shares, no par value (2)	2,780,570	2,780,570	2,780,570	2,780,570
	36,113,903	11,232,830	36,113,903	10,915,918

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

Equity transactions

On August 16, 2022, the Company entered into the ATM Sales Agreement with BofA Securities, Inc., or BofA, pursuant to which the Company may offer and sell, at its option, up to $75,000 of Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of December 31, 2023, we have not sold any of our Class A Ordinary Shares under the ATM Sales Agreement.

For information regarding the completion of the registered exchange offer for the Company's outstanding warrants during the year 2022, see Note 16 - Warrant Liabilities.

On July 14, 2023, the Company entered into the H.C. Wainwright Agreement with H.C. Wainwright, pursuant to which the Company may offer and sell, at its option, up to $35,000 of Class A Ordinary Shares through an “at-the-market” equity program under which H.C. Wainwright act as the Company’s sales agent. As of December 31, 2023, the Company sold 75,912 Class A Ordinary Shares under the ATM Sales Agreement for total gross proceeds of approximately $657. For further information regarding additional shares sold under the ATM Sales Agreement, see also Note 22.

For further information regarding public offering to offer and sell the Company’s Class A Ordinary Shares, see Note 22.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 13. SHARE-BASED COMPENSATION

The share-based compensation expense recognized in the Company’s consolidated statements of operations are as follow:

	December 31, 2023	December 31, 2022	December 31, 2021
Cost of sales	$—	$72	$437
Research and development	8,397	13,188	208,935
Selling, general and administrative	7,881	13,632	238,705
	$16,278	$26,892	$448,077
Share option plans

In 2011, the Board of Directors of the Company adopted the REE Automotive Ltd. Employees and Non-Employees Share Incentive Plan (as amended the “2011 Share Incentive Place”). As of the date of the consummation of the Merger, (for further details, see also Note 10), the Board of Directors approved the REE Automotive Ltd. 2021 Share Incentive Plan (the “2021 Share Incentive Place”). The 2021 Plan provides for the grant of options, ordinary shares, restricted shares, restricted share units (“RSUs”), stock appreciation rights, other cash-based awards, and other share-based awards which may be granted to employees, officers, non-employee consultants and directors of the Company. Concurrently, the Board of Directors decided to cancel the reservation of 70,966 Ordinary Shares which were previously reserved by the Board under the 2011 Share Incentive Plan, such that following such cancellation the balance of un-allocated shares (underlying option awards) under the Plan shall be zero. 771,421 Class A Ordinary Shares were reserved for issuance of awards under the 2021 Plan, in accordance with and subject to the terms and conditions of the 2021 Plan. In addition, there was an annual increase in the option pool on January 1, 2023 for 588,986.

As of December 31, 2023, 346,883 Class A Ordinary Shares were available for future grants under the 2021 plan. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2021 Share Incentive Plan. In addition, there was an annual increase in the option pool on January 1, 2024 for 640,004.

The Board and the shareholders of the Company approved the reservation for issuance under the “REE Automotive, Ltd. Employee Stock Purchase Plan” (the “ESPP”) of such number of Class A Ordinary Shares equal to 2% of the Class A Ordinary Shares to be issued and outstanding as of the consummation of the Merger. 154,284 Class A Ordinary Shares were reserved for issuance of awards under the ESPP, in accordance with and subject to the terms and conditions of the ESPP. The total amount reserved is available for issuance as of December 31, 2023.

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

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 13. SHARE-BASED COMPENSATION (cont.)

Options granted to employees and non-employees

A summary of option balances under the 2021 and 2011 Share Incentive Plan as of December 31, 2023, and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands) (1)
Outstanding at January 1, 2023	3,516,256	$5.70	7.30	$20,646
Granted	283,175	$0.03
Exercised	(119,122)	$1.09
Forfeited	(154,715)	$16.65
Cancelled	—	$—
Outstanding at December 31, 2023	3,525,594	$5.02	6.50	$13,250
Exercisable at December 31, 2023	3,288,211	$5.35	6.21	$12,039
(1) Intrinsic value is calculated as the difference between the fair value of REE’s Class A ordinary shares as of the end of each reporting period and the exercise price of the option.

The Company recognizes forfeitures as they occur. As of December 31, 2023, unrecognized compensation cost related to share awards was $5,459, which was expected to be recognized over a weighted average period of 2.04 years. The weighted average grant date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $10.86, $56.70, and $292.80.

The following tables summarize information about the Company's outstanding and exercisable options granted to employees as of December 31, 2023:

			Outstanding Options			Exercisable Options
Range of exercise prices			Number of outstanding options	Weighted-average remaining contractual term (in years)	Weighted-average exercise price	Number of exercisable options	Weighted-average remaining contractual term (in years)	Weighted-average exercise price
$0.00	-	$0.60	2,047,097	4.46	$0.00	1,810,278	4.02	$0.00
$0.60	-	$1.50	682,702	0.86	$0.23	682,702	0.92	$0.25
$1.50	-	$3.00	24,032	0.03	$0.02	24,032	0.03	$0.02
$30.00	-	$30.00	675,503	1.09	$2.53	675,281	1.17	$2.71
$30.00	-	$292.20	96,260	0.06	$2.24	95,918	0.06	$2.36
Total			3,525,594	6.50	$5.02	3,288,211	6.21	$5.35

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 13. SHARE-BASED COMPENSATION (cont.)

Restricted share units activity

The following table summarizes restricted share units activity:

	Number of restricted share units outstanding	Weighted-average ordinary fair value per share at grant date
Outstanding at January 1, 2023	128,108	$68.70
Granted	873,496	9.67
Vested	(105,988)	47.20
Forfeited	(73,375)	72.04
Expired	—	—
Outstanding at December 31, 2023	822,241	$11.85
As of December 31, 2023, total compensation costs related to unvested restricted share units granted to employees not yet recognized was $7,432. This cost will be amortized over a weighted-average remaining period of 1.86 years. The weighted average grant date fair value of restricted share units granted during the years ended December 31, 2023, 2022 and 2021 was $9.67, $68.70 and $130.50, respectively.
NOTE 14. INCOME TAXES

Tax rates applicable to the Company

The taxable income of Israeli company is subject to a corporate tax rate of 23% for the years 2023, 2022 and 2021. The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
Loss before taxes is comprised as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Domestic (Israel)	$(107,889)	$(109,088)	$(498,242)
Foreign	(7,679)	3,416	(5,807)
Total	$(115,568)	$(105,672)	$(504,049)

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

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 14. INCOME TAXES (cont.)

The following table presents the significant components of the Company’s deferred tax assets:

	December 31, 2023	December 31, 2022
Deferred tax assets:
Operating loss carryforward	$55,189	$35,682
Share based compensation	94,807	96,553
Research and development	18,614	13,379
Accrued social benefits and other	573	414
Other costs	202	2,679
Operating lease liability	4,348	5,227
Deferred tax asset before valuation allowance	$173,733	$153,934
Valuation allowance	(164,848)	(144,444)
Total deferred tax assets	$8,885	$9,490

Fixed Assets	(3,166)	(3,103)
Operating lease right-of-use asset	(5,108)	(6,387)
Deferred tax liabilities	$(8,274)	$(9,490)
Net deferred taxes	$611	$—

Management currently believes that since the Company and its subsidiaries have a history of losses on a consolidated basis it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

The net changes in the total valuation allowance for each of the years ended December 31, 2023 and 2022, are comprised as follows:

	December 31, 2023	December 31, 2022
Opening balance	$144,444	$126,898
Additions during the year	20,404	17,546
Ending Balance	$164,848	$144,444

Income taxes are comprised as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Current	$(749)	$1,748	$1,281
Deferred	(611)	—	—
	$(1,360)	$1,748	$1,281

	December 31, 2023	December 31, 2022	December 31, 2021
Domestic	$92	$136	$—
Foreign	(1,452)	1,612	1,281
	$(1,360)	$1,748	$1,281

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 14. INCOME TAXES (cont.)

Uncertain tax positions

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	December 31, 2023	December 31, 2022
Opening balance	$1,726	$856
Tax positions reversed in current year related to previous years	(1,315)	(405)
Tax positions taken in current year	240	1,230
Accrued interest	34	45
Ending Balance	$685	$1,726

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate. The Company recognizes interest and penalties, if any, related to unrecognized tax positions in income tax expense. The Company believes that its income tax filing positions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position.

Tax assessments

The Company has subsidiaries around the world subject to tax in the jurisdictions in which they operate. The significant jurisdictions in which the Company’s subsidiaries are subject to tax are Israel, the U.S, and the U.K.

Income tax returns are open for examination for the tax years 2019-2023 in Israel, 2015-2023 in the U.S., and 2021-2023 in the U.K. As a global organization, the Company may be subject to a variety of transfer pricing challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the Consolidated Financial Statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the Consolidated Financial Statements.

Net operating loss carryforward

As of December 31, 2023, the Company and its subsidiaries had net operating carry forward losses for tax purposes which may be carried forward and offset against taxable income in the future for an indefinite period.

Name of Subsidiary	Net Operating Loss Carryforwards
REE Automotive Ltd	$231,063
REE Automotive UK Limited	$8,146
REE Automotive Japan K.K.	$41

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)

NOTE 15. CONVERTIBLE PROMISSORY NOTES

On November 27, 2023, the Company entered into Securities Purchase Agreements with certain investors, pursuant to which the Company agreed to issue and sell Convertible Promissory Notes (the “Notes”) in the principal amount of $8,000, in the aggregate, at a conversion price of $5.09 per share (subject to adjustment as provided therein), and Warrants to purchase up to an aggregate of 1,571,710 of the Company’s Class A Ordinary Shares at an exercise price of $4.42 per share (subject to adjustment as provided therein). Closing under these Securities Purchase Agreements occurred on December 3, 2023, pursuant to which the above Convertible Promissory Notes and Warrants were issued to the applicable selling shareholders.

In addition, on December 6, 2023, we entered into a subsequent Securities Purchase Agreement dated December 2, 2023, with a certain accredited investor, pursuant to which the Company agreed to issue and sell an additional Convertible Promissory Note in the principal amount of $750 at a conversion price of $5.74 per share (subject to adjustment as provided therein), and an additional Warrant to purchase up to 130,662 Class A Ordinary Shares, at an exercise price of $5.74 per share (subject to adjustment as provided therein). Closing under this Securities Purchase Agreement occurred on December 20, 2023, pursuant to which the above Convertible Promissory Notes and Warrants were issued to the applicable selling shareholder.

Pursuant to the Securities Purchase Agreement, the Notes have a term of five years from the date of issuance, accrue interest at a rate of ten percent per annum (compounding annually) and are convertible into Class A Ordinary Shares at conversion prices of $5.09 and $5.74 per share, respectively. We may not repay any portion of the outstanding principal amount of the Notes (or any interest accrued thereon) prior to the maturity date. The conversion price of Notes is subject to customary adjustments, and the Notes contain customary anti-dilution protections (including in the event of (i) certain equity issuances, or repricing of existing equity instrument by us at a price less than the conversion price then in effect, provided that the conversion price shall in no event be reduced to less than $1.02 and $1.15 per share, respectively; (ii) stock splits and combinations; and (iii) certain dividends or distributions).

The notes will have the repayment accelerated upon an event of default that is not cured. Events of default include (i) a default in any payment of principal, interest or liquidated damages payable under the notes, (ii) if the Company fails to observe or perform any covenants under the note, warrant or the purchase agreement, (iii) if the Company notifies the investor of its inability or intention not to comply with proper notices of conversions of the note, (iv) if the Company fails to timely deliver shares or pay liquidated damage, (v) if the Company fails to reserve a sufficient number of shares to permit the conversion of the note or exercise of the warrant, (vi) if any representation or warranty made by the Company is proven to be incorrect or breached in a material respect, (vii) if the Company or its subsidiaries default on any payment of indebtedness or causes an acceleration of repayment for such indebtedness, (viii) if the Company or a subsidiary files for bankruptcy, whether voluntary or involuntary, (ix) if the Company faces a final judgment or order in excess of $1 million, (x) if the Company fails to delivery un-legended shares within 5 days of an investors lawful request, (xi) if the Company ceases trading on its trading market, (xii) if the Company consummates a going private transaction, (xiii) if the SEC institutes a stop trade order or suspension of the Company’s ordinary shares, (xiv) if the Company or its subsidiaries fail to maintain material intellectual property rights, personal or real property or assets necessary to conduct its business, (xv) if the Depository Trust Company places any restrictions on transactions in the ordinary shares or they are no longer tradeable through the Depository Trust Company Fast Automated Securities Transfer program or (xvi) if the Company experiences a material adverse effect which would reasonably be considered to substantially impair the ability of the Company to satisfy its obligations under the transaction documents. As of December 31, 2023 no event of default as described above has occurred.

The Warrants to purchase up to 1,571,710 Class A Ordinary Shares are exercisable at an exercise price of $4.42 per Class A Ordinary Share (subject to customary adjustments) and will have a term of five years from the date of issuance, which was December 3, 2023. The Warrants to purchase up to 130,662 Class A Ordinary Shares are exercisable at an exercise price of $5.74 per Class A Ordinary Share (subject to customary adjustments) and will have a term of five years from the date of issuance, which was December 20, 2023.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)

NOTE 15. CONVERTIBLE PROMISSORY NOTES (cont.)

The Company determined that the notes and the warrants are freestanding financial instruments since the instruments are legally detachable and separately exercisable. Then, the Company has evaluated the notes for embedded derivatives required to be bifurcated and concluded that the conversion features and the redemption features should be bifurcated from the debt host since they are not clearly and closely related to debt host, they meet the definition of derivative instruments and no scope exception under ASC 815 is applicable for these features. Thus, the embedded features were bifurcated from the debt host and are accounted for at fair value through earnings. In addition, the Company has concluded that the warrants should be classified as liabilities, measured at fair value through earnings.
As such, the Company allocated the proceeds to the warrants and to the convertible promissory notes based on their respective fair values with the remaining proceeds allocated to the debt host. The debt host is measured at its amortized cost using the effective interest method. As of the dates of the transactions, the cost of the debt host was $589. As of December 31, 2023 the cost of the debt host was $680.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 16. WARRANT LIABILITIES

Warrant liabilities

Pursuant to the Merger Agreement with 10X Capital, the Company assumed warrants previously issued by 10X Capital consisting of 183,333 Private Placement Warrants and 335,417 Public Warrants, which were converted into warrants to purchase 518,750 Class A ordinary shares. The warrants to purchase 518,750 Class A Ordinary Shares gave the holder the right to purchase such shares at a fixed amount for a period of five years subject to the terms and conditions of the warrant agreement.

During September 2022, 2 Public Warrants were exercised at an exercise price of $345.00 per shares, for an aggregate of 2 shares of the Company's Class A ordinary shares. Total cash proceeds generated from Public Warrant exercises in September 2022 were insignificant.

On September 22, 2022, the Company completed a registered exchange offer of the Company's 518,750 outstanding warrants (“Warrant Exchange”). In connection therewith, the Company exchanged 434,445 warrants tendered for shares of the Company’s Class A ordinary shares at an exchange ratio of 6.00 shares for each warrant. As a result, at closing of the exchange, the Company was obligated to issue 86,890 Class A ordinary shares that were settled on October 4, 2022.

Additionally, the Company entered into Amendment No. 1 (the “Warrant Amendment”) to the Warrant Agreement, dated as of September 23, 2022. The Warrant Amendment provided the Company with the right to mandatorily exchange the Company’s remaining outstanding warrants for Class A ordinary shares, at an exchange ratio of 5.40 shares for each warrant. Simultaneously with the closing of the warrant exchange offer, the Company notified holders of the remaining 84,303 warrants that it would exercise its right to exchange the warrants for Class A ordinary shares, resulting in the Company’s obligation to issue 15,192 Class A ordinary shares that were issued on October 11, 2022.

The change in fair value of warrant liabilities was recorded through the date of exchange as change in fair value of warrant liabilities within the consolidated statements of comprehensive loss. Additionally, the fair value of the warrant liability as of the exchange date of $3,104 was reclassified to additional paid-in capital within the consolidated balance sheets as of December 31, 2022.

On December 3, 2023 and December 20, 2023 (the” Closing date”) the Company agreed to issue and sell Private Warrants to purchase up to an aggregate of 1,571,710 and 130,662, respectively, of the Company’s Class A Ordinary Shares at an exercise price of $4.42 and $5.74, respectively, per share (subject to adjustments).

The warrants to purchase 1,702,372 Class A Ordinary Shares gave the holder the right to purchase such shares at a fixed amount as described above for a period of five years subject to the terms and conditions of the warrant agreement.

The Company has concluded that the warrants are freestanding financial instruments that do not meet all the equity classification criteria pursuant to ASC 815-40 and therefore should be classified as liabilities measured at fair value through earnings. The change in fair value of warrant liabilities was recorded in fair value of warrant liabilities within the consolidated statements of comprehensive loss.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 17. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities fair value at December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2023
	Level 1	Level 2	Level 3
Assets:
Money market fund	$710	$—	$—
Bank deposits	—	44,395	—
	$710	$44,395	$—

Amounts included in:
Cash and cash equivalents	$710	$—	$—
Short-term investments	—	44,395	—
Total	$710	$44,395	$—

	December 31, 2023
	Level 1	Level 2	Level 3
Liabilities:
Derivative liabilities at fair value	—	—	4,126
Warrants liability	—	—	3,400
	$—	$—	$7,526

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 17. FAIR VALUE MEASUREMENTS (cont.)

	December 31, 2022
	Level 1	Level 2	Level 3
Assets:
Money market fund	$25,199	$—	$—
Bank deposits	—	25,354	—
Agency bonds	—	35,985	—
Municipal bonds	—	508	—
Commercial paper	—	28,827	—
Treasury bills	—	5,964	—
	$25,199	$96,638	$—

Amounts included in:
Cash and cash equivalents	$25,199	$—	$—
Short-term investments	—	96,638	—
Total	$25,199	$96,638	$—

Fair value of warrants liability

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

The following table provides the inputs used for Level 3 fair value measurements of warrants liability:

	December 3, 2023			December 20, 2023			December 31, 2023
Stock price	$5.41			$4.79			$5.14
Strike price	$4.42			$5.74			$4.97	-	$5.74
Term (in years)	1.5	-	2.5	1.5	-	2.5	1.5	-	2.5
Volatility	58.02%	-	59.26%	58.01%	-	59.72%	57.77%	-	59.65%
Risk-free rate	4.70%	-	4.90%	4.17%	-	4.37%	4.15%	-	4.34%
Dividend yield	0.0%			0.0%			0.0%

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 17. FAIR VALUE MEASUREMENTS (cont.)

Derivative liability at fair value

Derivative liability at fair value was valued using a Monte-Carlo simulation, which was considered to be a Level 3 fair value measurement. The Monte-Carlo simulation primary unobservable input utilized in determining the fair value of the Derivative liability was the expected volatility of the Class A ordinary shares. The expected volatility was implied from a blend of the Company’s own share pricing and the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business. As of the exchange date, the Derivative liability was valued using the exchange ratio to ordinary share and the quoted price for such share. The fair value of the redemption features was immaterial.

The following table provides the inputs used for Level 3 fair value measurements of derivative liability:

	December 3, 2023			December 20, 2023			December 31, 2023
Stock price	$5.41			$4.79			$5.14
Term (in years)	1.5	-	2.0	1.5	-	2.0	1.5	-	2.0
Volatility	59.26%	-	59.72%	58.54%	-	59.72%	57.77%	-	59.65%
Risk-free rate	4.83%	-	4.90%	4.30%	-	4.37%	4.27%	-	4.34%
Cost of Debt (Rd)	7.3%			7.1%			7.03%	-	7.10%
Dividend yield	0.0%			0.0%			0.0%

Transfers Into and Out of Level 3

The following tables provide reconciliation for all financial liabilities measured at fair value using significant unobservable inputs (Level 3) for the twelve months ended December 31, 2022:

Total Level 3 Financial Liabilities
Balance – December 31, 2021	$10,670
Change in fair value of Private Placement Warrant liability	(9,512)
Transfer of Private Placement Warrants to Public Warrants	(699)
Reclassification of warrant liability to equity	(459)
Balance – December 31, 2022	—

There were no transfers from or into Level 3 during the year ended December 31, 2023.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 17. FAIR VALUE MEASUREMENTS (cont.)

Changes in the fair value of Level 3

The following table presents the changes in the fair value of Level 3 warrants and derivative liabilities for the twelve months ended December 31, 2023:

Total Level 3 Financial Liabilities
Balance – December 31, 2022	—
Issuance of derivative liabilities at fair value	4,366
Change in fair value of derivative liabilities at fair value	(240)
Issuance of private warrants	3,796
Change in fair value of private placement warrant liability	(396)
Balance – December 31, 2023	$7,526

NOTE 18. FINANCIAL INCOME, NET

The components of financial income, net are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Interest income and bank fees, net	$(4,352)	$(2,785)	$(573)
Foreign currency translation adjustments	549	(1,586)	147
Other expense (income)	(125)	—	3
Financial income, net	$(3,928)	$(4,371)	$(423)

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 19. BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	December 31, 2023	December 31, 2022	December 31, 2021
Numerator:

Net loss for basic and diluted loss per share	$(114,208)	$(107,420)	$(505,330)

Denominator:

Weighted average number of Class A ordinary and preferred shares used in computing basic and diluted net loss per share	10,087,691	9,783,301	7,853,759

Basic and diluted net loss per Class A ordinary and preferred shares	$(11.32)	$(10.98)	$(64.34)

NOTE 20. SEGMENTS

The Company operates as one reportable segment.

Entity wide disclosures

The Company attributes revenues from external customers to individual countries based on the customer’s billing address.

Net sales attributed to countries that represent a significant portion of consolidated net sales are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
France	1,398	—	—
US	210	—	5
Rest of the world	—	—	1
Total	1,608	—	6

Long-lived assets other than financial instruments attributed to countries that represent a significant portion of consolidated assets are as follows:

	December 31, 2023	December 31, 2022
Israel	20%	24%
UK	62%	56%
US	18%	20%
Germany	—	(*
*) Represents less than 1%

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 21. RELATED PARTY TRANSACTIONS
Indemnification Agreements

Tax Indemnity Agreement

We have entered into a tax indemnity agreement with private placement warrantholders, one of which, is 10X Capital SPAC Sponsor I LLC, or the Sponsor. Mr. Hans Thomas is the founding partner and a director of the Sponsor. On October 19, 2022 the Audit Committee had decided to classify the Tax Indemnity Agreement as an “extraordinary transaction”, considering that such transaction in not executed in the ordinary course of business; Pursuant to section 270(1) and section 272(a) of the Israeli Companies Law, on October 19, 2022 the Audit Committee and the Board have determined that it is advisable and in the best interest of the Company to indemnify the private placement warrantholders in the event the ITA determines that a private placement warrantholder is subject to withholding tax or if a private placement warrantholder fails to obtain an ITA Exemption, which indemnity is to take the form of a Tax Indemnity Agreement. In 2023 the Company received a withholding tax exemption from ITA, therefore the tax indemnity agreement is no longer applicable.

Agreements with Directors and Officers

The Company has entered into the following agreements, which were approved by REE’s board of directors in accordance with Israeli law, and also by REE’s shareholders to the extent required by Israeli law.

Joint Ownership Agreement for Company Vehicle. During 2021, REE entered into an agreement with co-founder, director, and CEO Daniel Barel, relating to joint ownership of a company car. REE undertook to provide Daniel Barel with a company car, the value of which is an amount of up to NIS 300,000 to be borne by REE. The excess cost of the car purchased for such purpose has been, and the ongoing fixed cost of the car will continue to be, borne by Daniel Barel. Such car is registered under REE’s name, but Daniel Barel is entitled to an ownership portion of such car, corresponding to the excess acquisition cost thereof borne by him. The full value of the vehicle is recorded in our balance sheet as of December 31, 2023.

Employment of Daniel Barel’s Father-in-Law. Since 2021 co-founder, director, and CEO Daniel Barel’s father-in-law is employed by the Company in the selling, general, and administrative department.
Carpentry Services from Nissim Sardes Welding Workshop. During the year ended December 31, 2020, REE engaged Nissim Sardes Welding Workshop to provide carpentry and welding services. Nissim Sardes Welding Workshop is owned and operated by co-founder and Chief Technology Officer Ahishay Sardes’ father and brother.
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

Transactions with the related parties were as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Selling, general and administrative expenses, net	$41	$43	$31

Balances with the related parties were as follows:

	December 31, 2023	December 31, 2022
Employees and payroll accruals	$50	$64

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023
U.S. dollars in thousands (except share and per share data)
NOTE 22. SUBSEQUENT EVENTS
a.On March 1, 2024, the Company executed an underwriting agreement (the “Underwriting Agreement”) between the Company and Roth Capital Partners LLC (the “Underwriter”) pursuant to which the Company conducted an underwritten public offering (the “Public Offering”) of 2,000,000 Class A Ordinary Shares, no par value per share (the “Ordinary Shares”), at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13 million. Pursuant to the terms of the Underwriting Agreement, the Company has also granted the Underwriter a 20-day option to purchase Ordinary Shares of up to 300,000 Ordinary Shares, or 15% of the number of Ordinary Shares sold in the Public Offering, solely to cover over-allotments, if any. On March 4, 2024, the Underwriter exercised its overallotment option to purchase an additional 300,000 Ordinary Shares in full. The Public Offering, including the shares issuable upon the exercise of the overallotment option, closed on March 5, 2024.

At closing, the Company issued 2,300,000 Ordinary Shares, for aggregate net proceeds of approximately $14.15 million to the Company, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company.

b.In January 2024, the Company issued 44,968 Class A Ordinary Shares under the ATM Sales Agreement for total gross proceeds of approximately $252. For further information regarding the ATM Sales Agreement, see Note 12.