Form 20-F
period 2024-12-31
REE Automotive Ltd.
filed 2025-05-15
CIK 1843588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

As of December 31, 2024, the registrant had 19,478,877 Class A Ordinary Shares, without par value, outstanding and 2,780,570 Class B Ordinary Shares, without par value, outstanding.
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
Yes ☐ No ☒

ABOUT THIS ANNUAL REPORT

In this annual report on Form 20-F for the year ended December 31, 2024, or this Annual Report, the terms “REE,” “we,” “us,” “our” and “the company” refer to REE Automotive Ltd. and its subsidiaries.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD,” “US$,” or “$” refer to U.S. dollars and the term “British Pounds Sterling, “Great Britain Pound”, or “GBP”, or “£”, refer to the form of currency in the United Kingdom, or the UK.

No material on our website forms any part of this Annual Report. References in this Annual Report to documents on our website are included as an aid to the location of such documents and such documents are not incorporated by reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and the documents incorporated by reference herein include certain forward-looking statements within the meaning of Section 27A of the United States, or U.S., Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “expect,” “foresee,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “estimate”, “seek,” “should,” “would,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this Annual Report may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for REE’s business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition.

These forward-looking statements are based on information available as of the date of this Annual Report and current expectations, forecasts and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve a number of known and unknown risks, uncertainties, assumptions, judgments and other factors, including the risks described below in the section titled “Item 3.D. Risk Factors” and elsewhere in this Annual Report, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this Annual Report speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for us to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

Some factors that could cause actual results to differ include:
•REE’s ability to raise sufficient capital to finance its commercialization, operations, production plan and long-term business plan;
•REE’s ability to continue as a going concern if we are unable to obtain sufficient additional funding or do not have access to capital to finance our current business plan;risk relating to REE’s inability repay its convertible notes due to insufficient cash flow from our business or to settle conversions of such convertible notes in cash or to repurchase the notes upon a change in control transaction;
•REE’s ability to execute and successfully commercialize its strategic business plan;risks related to actions to temporarily pause U.S. production of our vehicles;
•REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners;
•REE’s ability to transition its products into marketable products;
•REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers;
•Uncertainty regarding REE’s estimates unit sales, expenses and profitability and underlying assumptions;
•risks relating to REE’s significant shareholders having substantial influence over REE;

•REE’s reliance on its UK Engineering Center of Excellence, or the UK Engineering Center, for the design, validation, verification, testing and homologation of its products and on Roush Industries Inc., or Roush Industries, for contract manufacturing;
•REE’s limited operating history and business model not being proven;

•risks associated with REE’s supply chain;
•risks associated with plans for REE’s initial commercial production and follow-on sales, including as a result of the impact from tariffs and REE’s determination to delay production;
•REE’s dependence on suppliers, some of which are single or limited source;

•development of the market for commercial software-defined vehicles, or SDV, including with respect to the market for electric vehicles, or EVs, including risks relating to consumer acceptance of SDV technology;
•growing interest relating to its software-defined vehicle platform from OEMs, technology companies, autonomous companies, and fleets;

•risks relating to the lack of a guarantee that OEMs will purchase our SDV products in any certain quantity or at any certain price even after a design win;

•risk relating to significant delays between the time we achieve a design win until we may be able to realize revenue from the vehicle model;

•REE and its suppliers, service providers, and strategic partners risks associated with cybersecurity, data security breach, failure of information security systems and privacy concerns;

•future sales of our securities by us and/or by existing material shareholders could cause the market price for our Class A Ordinary Shares (defined below) to decline;

•potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists (including ongoing attacks by the Houthis in the Red Sea);

•REE’s operations in an industry that is new and rapidly evolving, and its use of estimates that are subject to significant uncertainty;
•intense competition in the e-mobility space, including with competitors who have significantly more resources;
•risks related to the fact that REE is incorporated in Israel and governed by Israeli law;
•REE’s ability to make continued investments in its platform;
•Global macroeconomic and geopolitical risks, including inflation, interest rates, policy uncertainty, (such as changes under the Trump Administration in the U.S, including with respect to tariffs and trade policy .) and political unrest in 2023 and actual or potential armed conflict in Israel and other parts of the Middle East, such as the October 2023 attack by Hamas and other terrorist organizations and Israel’s subsequent war against them and the armed conflict in Lebanon;
•adverse conditions in the automotive industry and adverse global conditions, including macroeconomic, protectionist trade policies and tariffs, geopolitical uncertainty, and other events;

•fluctuations in interest rates, rising global inflation (including in connection with tariffs and trade wars), and foreign exchange rates;
•the need to attract, train and retain a highly-skilled technical workforce, including engineers and other highly qualified employees to further its goals;
•changes in laws and regulations that impact REE;
•risks related to product liability claims, legal and regulatory proceedings, commercial or contractual disputes, or lawsuits alleging infringement or misappropriation of intellectual property rights;

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

Summary Risk Factors

Investing in our Class A ordinary shares, no par value per share, having one vote per share, or Class A Ordinary Shares, involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our Class A Ordinary Shares risky, include, among others:

•REE is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future, and there is substantial doubt that we will have sufficient funds to satisfy our obligations for the foreseeable future and through the next 12 months from the date of this Annual Report if we are unable to obtain sufficient additional funding or do not have access to capital to finance our current business plan.
•Servicing our Convertible Notes may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt. Additionally, we may not have the funds necessary to settle conversions of our convertible notes in cash or to repurchase the notes upon a change in control transaction, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.
•REE’s limited operating history may make evaluation of its business and future prospects difficult, increasing the risk of investment in REE. Its business model has not been proven, and any failure to obtain significant orders for its products would have an adverse effect on its operating results, business, or reputation, resulting in substantial liabilities that may exceed its resources.

•Projections of REE’s operational or financial performance relies in large part on inherently uncertain assumptions that may not materialize, which could cause actual results to differ significantly. We also operate in an industry that is new and rapidly evolving, and our estimates are subject to significant uncertainty.

•Our significant shareholders have influence and may be able to exert substantial influence over REE, including over decisions that require the approval of shareholders, and their interests may conflict with the interests of other shareholders, which could materially adversely impact REE.

•If the market for SDVs does not develop as REE expects or develops slower than REE expects, its business prospects, financial condition, and operating results may be adversely affected.

•REE’s future sales and operations in international markets may expose it to operational, financial and regulatory risks, including unfavorable regulatory, political, tax and labor conditions, which could negatively impact us.

•Adverse conditions in the automotive industry and adverse global conditions, including macroeconomic, protectionist trade policies and tariffs, geopolitical uncertainty, and other events may negatively impact our financial results and/or operations. Our business could also be harmed by increases in costs, disruption of supply or shortage of materials.

•Our reservations include both binding orders and non-binding reservation and such non-binding reservations may not result in definitive purchase orders and/or agreements and the majority of our reservation value is dependent upon our March MOU customer. REE is also subject to others risks associated with our strategic partners.

•There is no guarantee that our potential customers will purchase our SDV products in any certain quantity or at any certain price even after we achieve design wins, and there may be significant delays between the time we achieve a design win until we realize revenue from the vehicle model.

•REE’s products are in various stages of development and there are risks with developing such products into marketable products. If and when REE resumes manufacturing, its ability to induce follow-on sales following the initial sale of vehicles to our customers depends, in part, on its ability to prove that REE’s products are to the full satisfaction of such customers and to establish and maintain confidence in REE’s business prospects among such customers.

•Our market is both highly competitive against a large number of established competitors and new market entrants, and, with respect to EV in particular, one that is viewed more cautiously overall by the target customer-base.

•REE is subject to risks associated with the anticipated timing of REE’s initial commercial production and subsequent increased commercial production. We currently do not have extensive experience servicing products.

•REE’s development of an outsourced manufacturing business model, if and when REE resumes manufacturing, may not be successful, which could harm its ability to deliver its vehicles and recognize revenue.

•With respect to manufacturing, REE depends on its suppliers, including but not limited to body manufacturers and battery providers, some of which are single or limited source suppliers, and if such suppliers fail to deliver the components of REE’s products in a timely manner or at all and at prices and in volumes acceptable to it, it could have a material adverse effect on its business, prospects and operating results.

•If and when we resume manufacturing, REE’s production plan would likely relate to producing a certain number of vehicles in the U.S. Such production plan targets will be subject to a variety of risks, including the completion of REE’s production tooling investment plan, sourcing materials and components from REE’s suppliers on its agreed upon deadlines, securing sufficient funding, and global macroeconomic conditions.

•If OEMs or technology companies are unable to maintain and increase consumer acceptance of SDV technology, our business, results of operations, and financial condition would be adversely affected and our business would likely fail.

•Pricing pressures, automotive original equipment manufacturers, or OEM, cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or losses, which may adversely affect REE’s business.

•Our products rely on software and hardware that is highly technical, and if these systems contain errors, bugs, defects, or other vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

•REE may become subject to product liability claims, legal and regulatory proceedings, commercial or contractual disputes,or lawsuits alleging infringement or misappropriation of intellectual property rights.

• REE is dependent on its founders Daniel Barel and Ahishay Sardes, or Founders, and its success depends, in part, on its ability to attract and recruit key employees and hire qualified employees and management. Also, REE’s management has limited experience operating a public company.

•REE is subject to various environmental laws and regulations that could impose substantial costs on its business and cause delays in building its manufacturing facilities.

•If REE is unable for any reason to meet the continued listing requirements of the Nasdaq Stock Market, or Nasdaq, such action or inaction could result in a delisting of its Class A Ordinary Shares.

•REE and its suppliers, service providers, and strategic partners are subject to cybersecurity and other risks with respect to each of their respective technology, systems, and software, which could prevent REE from effectively operating its business, or may cause harm to its business that may or may not be reparable.

•REE may incur significant costs and expenses in connection with the protection and enforcement of its intellectual property rights, including but not limited to litigation costs.

•Our dual class structure has the effect of concentrating voting power.

•Political, economic and military conditions in Israel could adversely affect REE’s supply chain, business, operations, and ability to raise capital.

Risks Related to REE’s Finances

REE is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future, and there is substantial doubt that we will have sufficient funds to satisfy our obligations, including through the next 12 months from the date of this Annual Report if we are unable to obtain sufficient additional funding or do not have access to capital to finance our current business plan. As a result, REE may be unable to meet its future capital requirements, which could jeopardize its ability to continue its business operations and/or lose control of its business to a creditor.

As an early-stage growth company, REE’s ability to access capital is critical. Until REE can generate sufficient revenue to cover its operating expenses, working capital and capital expenditures, REE must raise additional capital. Since inception, REE has incurred, and REE expects it will continue to incur, losses and negative cash flow, either or both of which are significant. As of December 31, 2024, REE’s cash and cash equivalents were $72.3 million (including $18 million from our credit facility) and it has recorded a net loss of $111.8 million and $114.2 million for the years ended December 31, 2024 and 2023, respectively. The report of our independent registered public accounting firm for the year ended December 31, 2024 included herein contains an explanatory paragraph indicating that there is substantial doubt that we will have sufficient funds to satisfy our obligations through the next twelve months from the date of this Annual Report. The consolidated financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern. Our ability to continue our business, including as a going concern, is dependent on our ability to obtain the necessary financing to meet our obligations and repay our liabilities arising from the ordinary course of business operations when they become due. The outcome of these matters cannot be predicted with any certainty at this time.

REE’s ability to successfully carry out its business plan, including its production activities, is dependent upon its ability to raise sufficient additional capital. There are no assurances, however, that REE will be successful in obtaining any needed capital or an adequate level of financing needed to support its operations and business. REE may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could experience varying levels of dilution, depending on the circumstances, including in connection with the anti-dilution provisions under our Convertible Notes. Any debt financing or credit facilities obtained by REE in the future would likely involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for REE to obtain additional capital, to pursue business opportunities, and which can result in harsh consequences in the event of a default, such as a potential lender taking over control of our business or our business assets. Towards the end of 2024, we entered into a detailed non-binding term sheet for a $15 million credit facility with a large bank in Israel, which needs to be converted into a binding agreement. To-date, we have been negotiating definitive documents for such credit facility, however we do not believe that we will sign a definitive agreement by the expiration date of the term sheet.. If we are unable to obtain adequate financing or financing on terms satisfactory to us and in the amounts needed when we require them, we will not be able to implement our business plan and will need to delay, scale back, or abandon some or all of our production and business operations and/or wind down or restructure our business and/or seek protection from creditors.

Additionally, any inability to fund our business could cause our customers, suppliers, strategic partners, or other third parties to decrease the amount of business they do with us or terminate their relationship with us, or we could go into default on our outstanding Convertible Notes, or have our credit facility revoked, which, in turn, would permit our creditors to enforce remedies against us, including by taking control of our business, and cause us to consider reducing, discontinuing, or selling operations or seeking protection from creditors, and further raise substantial doubt about our ability to continue as a going concern. Any of the foregoing could materially and adversely harm REE’s business, financial condition and results of operations, including by adversely affecting our ability to implement our business plan, which could cause us to discontinue our operations and/or seek protection from creditors.

The inclusion of a “going concern” explanatory paragraph in the auditor's report may only heighten these concerns about our financial viability and may discourage existing or new customers, suppliers, strategic partners, and other third parties from maintaining or entering into business relationships with us on terms that we find acceptable or at all, including by demanding the posting of additional standby letters of credit or surety bonds before engaging in business with us. We may also have difficulty in retaining and attracting employees as a result of these concerns.

In addition to the above, the working capital funding necessary to operate a new company, inclusive of SDV and EV products, is significant, and other similar companies have tried and failed over the last several years with billions of investment capital. While REE expects to benefit from its management’s experience, the technology it has developed to date, and the advantages offered by its UK Integration Center, REE does not expect to be profitable in the near term as REE invests in its business and REE cannot assure you that we will ever achieve or be able to maintain profitability in the future. We further cannot assure you that we will ever build capacity and/or ramp up our operations. Because we incur the costs and expenses from these efforts and other efforts before we receive any incremental revenue with respect thereto, if any, our losses in future periods will be significant. In addition, these efforts have been and may continue to be more expensive than we currently anticipate and these efforts may not result in sufficient revenue if customers do not purchase our products in sufficient volume, which would further increase our losses. Failure to become profitable may materially and adversely affect the value of your investment. If REE ever achieves profitability, it will be dependent upon the successful development and commercial introduction and acceptance of its products, , which may not occur. See “Liquidity and Capital Resources” in Item 5.B. “Operating and Financial Review and Prospects”, below for a further discussion of our liquidity and the conditions that raise substantial doubt regarding our ability to continue as a going concern.

Servicing our Convertible Notes may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

As of December 31, 2024, $8.5 million in aggregate principal amount of our Convertible Notes was outstanding. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our Convertible Notes or any future indebtedness we may incur depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business has not and may not in the future generate cash flow from operations sufficient to service our Convertible Notes and make necessary capital expenditures, or repay our outstanding indebtedness. If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as winding down or restructuring our business, selling assets, restructuring our Convertible Notes or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our Convertible Notes will depend, among other factors, on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our Convertible Note obligations. In the event of the occurrence of any of the above, it would likely qualify as an event of default under our Convertible Notes, unless otherwise waived by the holders thereof, consistent with the terms of such Convertible Notes, and thereby trigger the acceleration of a payment in an amount equal to one hundred thirty percent (130%) of the outstanding principal amount plus the accrued interest thereof on the date on which the first event of default occurred, together with all costs, including, without limitation, legal fees and expenses, of collection. There can be no assurance by REE that we have sufficient capital to make such a payment in the event that it should become due.

In addition, such Convertible Notes contain a full ratchet anti-dilution protection for any offering by us of our Class A Ordinary Shares (other than certain excluded issuances) at a price (as determined in accordance with the terms of the Convertible Notes) that is less than the then current conversion price following the issuance date. This in turn may limit our ability to engage in equity financings. Moreover, upon the occurrence of the ratchet, the conversion price of the Convertible Notes will be automatically reduced to a price that is less than the then convert conversion price of the notes. Any future adjustments to the conversion price of the Convertible Notes may have a negative impact on the trading price of our Class A Ordinary Shares.

We may not have the funds necessary to settle conversions of our Convertible Notes in cash or to repurchase the notes upon a change in control transaction, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.

Holders of our Convertible Notes have the right to require us to repurchase all or any portion of their notes upon the occurrence of a change of control transaction as defined in those notes at a repurchase price equal to an amount equal to the then outstanding principal amount (together with all accrued and unpaid interest, liquidated damages and any other amounts that may become due under the Convertible Note as at the date of such election), or to request a conversion into Class A Ordinary Shares for the full amount of the then outstanding principal amount (together with all accrued and unpaid interest, liquidated damages and/or any other amounts that may become due under the Convertible Notes as at the date of such election). In addition, upon conversion of the Convertible Notes, unless we elect to deliver solely shares to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Convertible Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases or conversions of these Convertible Notes. In addition, our ability to repurchase our Convertible Notes, or to pay cash upon conversions of such notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase our Convertible Notes at a time when the repurchase is required or to pay any cash payable on future conversions of such notes as required would constitute a default. Such failure could also lead to a default under agreements governing our existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness, repurchase such Convertible Notes or make cash payments upon conversions of such notes.

Moreover, in the event the conditional conversion feature of our Convertible Notes is triggered, holders of such notes will be entitled to convert such notes at any time during specified periods at their option. If one or more holders elect to convert such notes, unless we elect to satisfy our conversion obligation by delivering solely our Class A Ordinary Shares we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert such notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of such notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Financial results may vary significantly from period to period due to fluctuations in REE’s operating costs and other factors, which may or may not be foreseeable.

REE expects its period-to-period financial results to vary based on its operating costs, which REE anticipates will fluctuate as the pace at which it continues to develop and produce new products and increase production capacity. Additionally, REE’s revenues from period to period may fluctuate as it develops and introduces new products or introduces existing products to new markets for the first time. As a result of these factors, REE believes that quarter-to-quarter comparisons of its financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, REE’s financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of our Class A Ordinary Shares could fall substantially, either suddenly or over time.

REE may not be able to accurately estimate demand for its products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If REE fails to accurately predict its manufacturing requirements, it could incur additional costs, experience delays, or result in our inability to implement our business plan and the need to discontinue our operations, restructure our business, and/or seek protection from creditors.

It is difficult to predict REE’s future revenues and appropriately budget for its expenses, and REE may have limited insight into trends that may emerge and affect its business. REE is required to provide forecasts of its demand to its suppliers several months or years prior to the scheduled delivery of products to its customers. Currently, there is no historical basis for making judgments on the demand for REE’s products or its ability to develop, produce, and deliver products, or REE’s profitability in the future. If REE overestimates its requirements, its suppliers may have excess inventory, which indirectly would increase REE’s costs. If REE underestimates its requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that REE’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If REE fails to order sufficient quantities of product components in a timely manner, the delivery of products to its potential customer base could be delayed, which would harm REE’s business, financial condition and operating results.

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

REE’s insurance strategy may not be adequate to protect it from all business risks and losses.

In the ordinary course of business, REE may become subject to claims resulting from employment disputes, property, casualty, products liability, accidents, acts of God, cyber liability, and other claims similar to other companies with our risk profile that are normal and customary in the market and in our industry. In connection therewith, REE uses commercially reasonable efforts to protect itself and its activities against such losses and risks and in such amounts as are prudent and customary in the businesses in which it and its subsidiaries are engaged. In connection therewith, REE has obtained insurance policies covering commercial general liability, workers’ compensation and directors’ and officers’ insurance policies. Such insurance policies are subject to various deductibles, policy limits, and exclusions that may impact our ability to have coverage for a specific risk. Additionally, if and when REE resumes the delivery of its vehicles to the public, it would plan to maintain an appropriate level of insurance coverage that is proportionate to the number of vehicles sold. Despite such efforts, REE may not successfully strike the appropriate balance of sufficient insurance coverage to address the specific risk and/or loss, and in some cases, REE may not be insured against certain types of claims. Additionally, the policies that REE does have may include significant deductibles, and REE cannot be certain that its insurance coverage will be sufficient to cover all future claims against REE. A loss that is not covered by insurance and/or exceeds policy limits may require REE to pay substantial amounts, which could adversely affect REE’s financial condition and operating results. Further, insurance coverage may not continue to be available to us, or, if available, may be at a significantly higher cost, based on insurance market conditions, our specific industry, and/or a change in our risk profile.

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

REE faces risks and challenges as an early stage company with a limited operating history. REE has a limited operating history in the automotive technology industry on which investors can base an evaluation of its business, operating results and prospects. Since REE is in the early stages of commercializing its SDV technological products, it is difficult to predict REE’s future revenues, if any, and expenses, and REE has limited insight into trends that may emerge and affect its business. There is no assurance that customers and potential customers will purchase REE’s products in volumes sufficient to achieve profitability. Market conditions, many of which are beyond REE’s control and subject to change could impact demand for REE’s products and ultimately REE’s success. These include general economic conditions, the availability and terms of financing, civil discourse throughout the globe, effects and impact of climate change and global warming, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification. Therefore, there can be no assurance at this time that REE will be able to implement its business plan, generate revenues, operate profitably or will have adequate working capital to meet its obligations (i) as they become due, (ii) upon the occurrence of an acceleration of our obligations to repay indebtedness even if we make all principal and interest payments when due if we breach certain covenants or warranties, or (iii) upon the early termination of any agreement with a supplier or strategic partner. Any of the following would have an adverse impact on our business, financial condition, and ability to continue as a business.

REE’s business model, strategy, and primary business may be subject to change from time-to-time due to, among other reasons, circumstances relating to our products, production, customers, financial condition, customers, the automotive industry, technology industry, macroeconomic and geopolitical conditions, and/or the market.

REE’s business model, strategy, and/or primary business may be subject to change from time-to-time due to, among other reasons, circumstances relating to our products, production, customers, financial condition, the automotive industry, technology industry, macroeconomic and geopolitical conditions, and/or the market. In the event of such change, we may enter into a business that we have limited or no experience in, and our customers, suppliers, strategic partners, and/or other third parties may decrease the amount of business they do with us and/or terminate their relationship with us, or have our credit facility revoked, which, in turn, would permit our creditors to enforce remedies against us, including by taking control of our business, and cause us to consider reducing, discontinuing, or selling operations or seeking protection from creditors. In the event of such terminations, we may have to pay significant termination fees in connection with the termination of our agreements. Additionally, such a change in business would likely qualify as an event of default under our Convertible Notes, unless otherwise waived by the holders consistent with the terms of the notes, and thereby trigger the acceleration of a payment in an amount equal to one hundred thirty percent (130%) of the outstanding principal amount plus the accrued interest thereof on the date on which the first event of default occurred, together with all costs, including, without limitation, legal fees and expenses, of collection.

Such change, among others, can also result in the sale of a significant amount of our Class A Ordinary Shares by our investors, which would significantly increase the volatility of our Class A Ordinary Shares. Such sales may, among other consequences, significantly decrease our share price, including to below $1.00, which could lead to the delisting of our Class A Ordinary Shares from Nasdaq, harming the liquidity of our shares and the ability for share capital appreciation. Any of the foregoing would materially and adversely harm REE’s business, financial condition and results of operations, and would likely prevent us from implementing any business plan, leading us to discontinue our operations, restructure our business, and/or seek protection from creditors. In addition, in the event of any change in our business plan or primary business, it would impact our business projections and/or assumptions as further described in our risk factor titled “Projections of REE’s operational or financial performance relies in large part on inherently uncertain assumptions that may not materialize, which could cause actual results to differ significantly”, including our expected gross profits from our anticipated newer activities compared to our prior activities, and we may not at all be successful in such new activities. If any of this were to occur, it would damage our reputation, and negatively affect our operating results and likely result in the failure of our business.

Projections of REE’s operational or financial performance relies in large part on inherently uncertain assumptions that may not materialize, which could cause actual results to differ significantly.

Any forecasts provided by REE represent management’s estimate of future performance at the time they are made. These forecasts are based on numerous assumptions and subject to a variety of risks and uncertainties, including assumptions about projected operating expense, the level of demand for REE’s products, the performance of REE’s products, the projected bill of materials for REE’s products and the bill of materials breakeven, each if and when REE resumes the manufacturing of its P7 vehicles, EBITDA positive assumptions, the projected gross margin achievable upon sale of REE’s products, the development and commercialization of REE’s products, potential market and sector opportunities, the production capacity of REE’s UK Integration Center and any future Integration Centers, if and when REE resumes manufacturing, the selection and purchase of REE’s products by customers and by segment, and growth in the various markets that REE is targeting. These assumptions represent REE’s best estimates but may prove inaccurate and there can be no assurance that the actual results will be in line with REE’s expectations. In addition, whether actual operating and financial results and business development will be consistent with REE’s expectations and assumptions as reflected in forecasts depends on a number of factors, many of which are beyond REE’s control, including, but not limited to:

•the extent to which projections of operating expenses will reflect the actual operating expenses and sale of REE products in the future;
•the extent to which REE can actualize the value proposition of REE products including, but not limited to, cost efficiencies related to its business model with limited capital expenditure requirements and projected total cost of ownership, and, if and when REE resumes the manufacturing of its vehicles,the availability of mission-specific vehicles that maximize cabin and storage space on a smaller overall footprint;

•beyond our first Integration Center in Coventry, UK, or the UK Integration Center, and contract manufacturing by Roush Industries, there is no guarantee that REE will be able to successfully outsource additional manufacturing and utilize future Integration Centers for the assembly of REE products, if and when REE resumes manufacturing its vehicles;

•the extent to which growth of e-mobility markets and continued shift in consumer preference will conform with projections;
•although REE is focusing on Class 4 through 5 platform models for the P7 EV platform, REE’s ability to validate, verify and test other REE products compatible with the Class 1 through Class 6 platform, which the failure to do so with respect to any class would reduce REE’s projected total addressable market;

•if and when REE resumes manufacturing its vehicles, the extent to which REE’s projected bill of materials conform with the actual bill of materials upon start of production, deviation from which could negatively impact the projected total cost of ownership or projected gross margin;
•supply chain disruptions and shortages of raw materials, parts, components and systems used in our production process, including relating to our SoC;

•if and when REE returns to manufacturing its vehicles, the projected total cost of ownership is based upon a number of projected factors based on management expectations, the deviation from which could negatively impact the actual total cost of ownership offered to potential customers;
•partnerships with upfitters to build finished SDVs, if and when REE resumes manufacturing its vehicles; and
•whether REE can obtain sufficient capital to sustain and grow its business.
In addition to these risks, other unknown or unpredictable factors could also adversely affect REE’s financial or operating performance. In the event that actual results materially differ from REE’s projected financial information or if REE adjusts its projections in future periods, REE’s share price could be materially adversely affected.

REE may not succeed in controlling the costs associated with its operations and we may therefore not be able to implement our business plan and may need to discontinue our operations, restructure our business, and/or seek protection from creditors.

The manufacturing of vehicles will require significant capital to develop and grow its business and to produce and scale the production of vehicles,including maintaining its supply chain, developing and assembling REE products, ramping up the production and assembly of REE products, building future Integration Centers, maintaining the current UK Integration Center and developing REE’s intellectual property portfolio and brand. REE has incurred, and expects to continue to incur, significant expenses that have and will impact its profitability, including research and development expenses, sales and distribution expenses as REE builds its brand and markets its products, and general and administrative expenses as it scales its operations. REE’s ability to become profitable in the future will not only depend on its ability to successfully sell its products, but also to control its costs. If REE is unable to accomplish any of the following then we may not be able to achieve profitable operations: efficiently design, source parts, assemble, sell and distribute its products. Moreover, because various items in our supply chain are, and may continue to be, subject to tariffs, we have experienced significant increases in our vehicle production. As a result, we have had to delay our vehicle production and expect such tariffs (including the surrounding uncertainty therefrom) to continue to significantly impact our business, operations, and vehicle production goals. If we return to production of our vehicles and are unable to pass the costs of such tariffs on to our customer/end-user base or otherwise mitigate such costs, or if demand for our vehicles decreases due to the higher cost, our results of operations and overall financial performance could be materially adversely affected. Moreover, on September 15, 2024, we entered into a Supply Chain Management Services Agreement with Samvardhana Motherson International Limited, or Motherson, which among other items, includes services to optimize our supply chain for cost efficiencies, supplier development and management, part development cost management, contract and purchase order management, and supply chain management. Motherson’s inability to optimize and manage our supply chain may result in operational inefficiencies and higher costs (including with respect to sourcing parts) across our supply chain, which would impact our ability to achieve profitability. Additionally, since entering into the above agreement, Motherson has assumed managerial responsibility over a significant number of our suppliers. In the event that Motherson is unable to continue to provide these services, we would need to manage and communicate with these suppliers ourselves. Doing so would likely add time, cost, and create resource constraints, including the reallocation of our employees from other efforts within our business, which could strain our current resources and/or create significant interruptions and inefficiencies within our supply chain. Such circumstances would likely have a material adverse affect on our operations and business.

In addition, over 2023 and 2024, we took steps to lower our expenses. Specifically, in 2023 we undertook a targeted reduction in headcount of approximately 11% of the Company’s workforce. Additionally, in 2024, we sought to more closely align our employee headcount with our business plan, resulting in an approximately 16% reduction over the course of the year. REE expects to take additional steps to lower its expenses, including additional reductions in force over the next several months. Reductions in force, in particular, may yield unintended consequences and costs, including additional attrition beyond the amount of force reduction, distraction to our employees, reduced employee morale and adverse effects on our reputation as an employer. Such reductions in force may also make it more difficult for us to hire new employees in the future and may limit the anticipated benefits from the reduction in force. Additionally, if we are unsuccessful in generating orders for our products or are unable to raise additional capital, we may need to further reduce our expenses.

If the market for SDVs does not develop as REE expects or develops slower than REE expects, its business prospects, financial condition, and operating results may be adversely affected.

REE’s growth depends upon the adoption of SDVs by OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS, providers and autonomous drive companies, its ability to sell products that meet their needs and, if and when REE resumes manufacturing, on REE’s ability to produce and assemble its vehicles. The entry of SDV products into the market is a relatively new development and is characterized by rapidly changing technologies and evolving government regulation, industry standards and customer views of the merits of using SDVs in their businesses. As part of REE’s sales efforts, REE must demonstrate to OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies the savings during the life of the vehicle and, if and when REE resumes manufacturing, the lower total cost of ownership, or TCO, of vehicles built on the REE’s technology.

With respect to its vehicles, if and when we resume manufacturing, REE believes that OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies consider many factors when deciding whether to purchase REE’s products (or EVs generally) over vehicles powered by internal combustion engines, particularly diesel-fueled or natural gas-fueled vehicles. REE believes these factors include:

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
If, in weighing these factors, OEMs, delivery and logistic fleets, dealers, new mobility players, MaaS providers and autonomous drive companies determine that there is not a compelling business justification for purchasing EVs, particularly those built on products by REE, then the market for EVs may not develop as REE expects or may develop more slowly than REE expects, which would adversely affect REE’s business, prospects, financial condition and operating results.

In addition, the reduction, elimination or selective application of tax and other governmental incentives and subsidies resulting from policy changes (including any related impacts from actions by the Trump Administration with respect to EV), or the reduced need for such subsidies and incentives due to the perceived success of the EV, fiscal tightening or other reasons may result in the diminished competitiveness of the EV industry generally or EVs built on the REE products in particular, which could in turn adversely affect REE’s business, prospects, financial condition and operating results.

Further, REE cannot assure that the current governmental incentives and subsidies available for purchasers of EVs will remain available. More specifically, recent executive orders by the Trump Administration indicate reversals from the Biden Administration’s policy directives as it relates to clean energy and EVs. This policy shift may reduce governmental incentives and subsidies for EVs, which may impact customer demand and our future growth prospects. Moreover, the actions by the Trump Administration may face legal challenges that could delay or alter their implementation, and create uncertainty. Any new policies that are in contrast to the policies of the Biden Administration introduce uncertainty into the current regulatory environment, which may affect our business, prospects, financial condition, results of operations, and cash flows.

Adverse conditions in the automotive industry could have adverse effects on REE’s results of operations.

REE’s business is directly affected by and significantly dependent on business cycles and other factors affecting the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, tariffs and trade wars, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales may be affected by REE’s current and potential customers’, suppliers’, dealers’ and strategic partners’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. Specific to the electric vehicle segment in the automotive industry, challenges may arise due to a variety of factors, including an increase in the costs of certain components or parts of electric vehicles, caused by supply chain disruptions and shortages of raw materials, U.S. tariffs (including but not limited to with respect to China-sourced lithium-ion batteries), market participants over-promising and under-delivering on their production capabilities and the slow deployment and resulting availability of charging networks for electric vehicles. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by REE’s current and potential customers, suppliers, dealers and strategic partners and could have a material adverse effect on REE’s business, results of operations and financial condition. Additionally, REE’s expenses, including its cost of production, have risen, and may continue to rise, in response to tariffs, which have, and may continue to have, an adverse affect on REE’s business, results of operations and financial condition.

REE’s future sales and operations in international markets may expose it to operational, financial and regulatory risks, including but not limited to unfavorable regulatory, political, tax and labor conditions which could negatively impact the business.

REE faces risks associated with its international operations, including potentially unfavorable regulatory, political, tax and labor conditions, which could adversely affect its business, financial condition, and operating results. REE currently operates or has subsidiaries in Israel, the U.S., the UK, Germany, and Japan has been taking reservations for its products in the U.S. and Canada and has been marketing certain products to customers in certain EU countries, Japan, and India. These operations, subsidiaries, and/or sales are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions, as applicable. Additionally, as part of its growth strategy, REE intends to expand its manufacturing partnerships, assembly facilities and sales activity internationally to markets outside of North America. However, such expansion would require REE to make significant expenditures, which may include the hiring of local employees and establishing facilities, in advance of generating any revenue. REE is subject to a number of risks associated with international business activities that may increase its costs, impact its ability to sell its products and require significant management attention. These risks include:

•conforming REE’s products to various international regulatory, safety, emissions, certification and homologation requirements where its products are marketed or sold;
•challenges related to the development, construction and operation of current and future Integration Centers;
•difficulties related to maintenance and ability to produce REE’s products in REE’s UK Integration Center;

•difficulty in staffing and managing foreign operations;
•difficulties securing customers in new jurisdictions;
•exposure to foreign government taxes, regulations and permit requirements, including foreign taxes that REE may not be able to offset against taxes imposed upon it in Israel, and foreign tax and other laws limiting REE’s ability to repatriate funds to Israel;
•restrictions on the distribution of earnings, dividends, or capital from foreign jurisdictions to Israel;
•exposure to fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities REE may undertake;
•disruptions in global or regional supply chains and international shipping;

•exposure to tariffs, trade restrictions, duties, or other governmental measures, including those that may be imposed by Israel or other foreign governments, or in response to changing trade policies, such as U.S. tariffs on imports from specified countries;
•compliance with differing and potentially more stringent labor laws and employment regulations outside of Israel;
•changing diplomatic, trade, and geopolitical relationships that may adversely impact REE’s ability to operate or sell in certain markets;
•political instability, war, natural disasters, or terrorism in key markets; and
•macroeconomic volatility or weakness in foreign markets, which could reduce demand for REE’s products.
If REE fails to successfully manage these risks, its business, prospects, operating results and financial condition could be materially and adversely affected.

Adverse global conditions, including macroeconomic, protectionist trade policies and tariffs, geopolitical uncertainty, and other events may negatively impact our financial results.

Global conditions, dislocations in the financial markets, or inflation could adversely impact our business. In addition, the global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, rising inflation, instability in the global credit markets, banks and financial institutions entering receivership or becoming insolvent, supply chain weaknesses, instability in the geopolitical environment and increasing tensions, including between China and Taiwan and between the U.S. and Iran, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business. For example, the trade policies of the Trump Administration differ from those of the Biden administration and have led, and likely will continue to lead, to the renegotiation and/or termination of certain existing bilateral or multi-lateral trade agreements. In addition, tariffs have been, and will likely continue to be, imposed by the Trump Administration, and additional trade restrictions could be implemented on a broad range of products, geographic regions, or raw materials. The Trump Administration has also issued an executive order to review U.S. trade policies, practices, and agreements to address trade deficits and other economic security matters, including assessing whether the imposition of new or increased tariffs or other measures is required. Following such executive order, on April 2, 2025, the Trump Administration issued another executive order that imposed a minimum of 10% tariff on imports from all U.S. trading partners, including the UK, with increased tariff amounts for specific countries described in the executive order, including 24% on imports from Japan, 84% on imports from China, and 17% on imports from Israel. Following such executive order, the Trump Administration raised the tariffs on China to around 125% while suspending country-specific reciprocal tariffs for all countries for a period to allow for negotiations. Subsequent to such executive orders, the Trump Administration announced a trade deal with the UK and a postponement of the application of certain tariff amounts on China. Tariffs and trade wars, or the threat thereof, between the U.S. and countries such as China, Canada, Mexico, the UK, the EU and other countries has disrupted global supply chains, raised our supply costs, and has adversely affected our ability to execute key elements of our strategy. This can also impede the transition to electric vehicles and/or delay the implementation of economic competitiveness policies. More specifically, we purchase various battery types for our products from certain suppliers based in China, which is more subject to risks associated with international trade conflicts between the U.S. and China, particularly with respect to tariffs and export and import controls and laws. In addition, we manufacture our REEcorner in the UK.

Because various items in our supply chain are, and may continue to be, subject to tariffs, we have experienced significant cost increases with respect to our vehicle production, which we believe were unexpected, unforeseeable, and unpreventable. As a result, we have had to delay our vehicle production and expect such tariffs (including the surrounding uncertainty therefrom) to continue to significantly impact our business, operations, and vehicle production goals. If we return to production of our vehicles and are unable to pass the costs of such tariffs on to our customer/end-user base or otherwise mitigate such costs, or if demand for our vehicles decreases due to the higher cost, our results of operations and overall financial performance could be materially adversely affected.

Moreover, although REE does not operate in Russia and Ukraine, and there are no plans to launch in either market in the near future,the ongoing conflict between Russia and Ukraine creates geopolitical uncertainty, increased sanctions, and other potential impacts on the global economic environment and may impact customer behavior and disrupt the manufacturing, delivery and overall supply chain or our ability to commercialize REE’s products, which could make it difficult for REE to forecast its financial results. The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia may cause unanticipated changes in customers behavior and may impact operations of our suppliers. Sanctions have also created supply constraints and driven inflation that has impacted, and may continue to impact, REE’s operations and could create or exacerbate risks facing REE’s business.

While REE’s “Tier 1” supplier contracts prohibit certain items sourced from sanctioned countries including Russia, vehicle production is a complex process, with thousands of components sourced from all over the world. There can be no assurance, therefore, that there will not be some components sourced from suppliers subject to sanctions compliance with respect to Russia nor that the resulting disruption to the supply chain due to such sanctions will not have an adverse impact on REE’s business and results of operations.

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

If and when we resume manufacturing, we may have difficulty successfully resuming our production.

Due to what we believe to be unforeseen and unpreventable circumstances surrounding U.S. tariffs and trade policy, among other factors, we have delayed the manufacturing our vehicle products. If and when we resume manufacturing, we may have difficulty maintaining our current suppliers and contract manufacturer, finding replacement suppliers or contract manufacturers, and/or maintaining customer interest in our products, among other items. If we are unable to successfully resume such production under those circumstances, it would have an adverse impact on our business, financial condition, and ability to continue as a business.

Risks Related to REE’s Strategy

REE’s business model has not been proven and any failure to obtain significant orders for its products would adversely affect our operating results, business, or reputation, resulting in substantial liabilities that may exceed its resources.

REE’s business model is unique because REE can market and sell our products individually, such as our P7 lineup, or as a full or partial “Powered by REE™” or other technology solution . This approach depends in large part on REE’s ability to demonstrate that its products, including its X-By-Wire technology, is road-tested and road-ready and that it is certified for public roads under applicable regulatory standards to OEMs and to maintain existing agreements or enter into definitive agreements that formalize its relationship with customers, suppliers, Authorized Dealers and strategic partners, as well as retaining and growing customer orders following trials of initial test fleets, if and when such deliveries are made. Investors should be aware of the difficulties normally encountered by a new player in the SDV and EV industry, many of which are beyond REE’s control, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations and undertaking marketing activities. The likelihood of REE’s success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which REE operates. In addition, if and when REE resumes manufacturing in the future, its plan to outsource manufacturing to suppliers and strategic partners and to utilize its current and future Integration Centers for the assembly of REE products is a novel business strategy and REE cannot guarantee that the strategy will be successful or profitable, or that it will successfully control its costs through this structure, REE may be unable to generate sufficient revenues, raise additional capital or operate profitably or to meet projected gross margins, EBITDA and cash flows. REE will continue to encounter risks and difficulties frequently experienced by companies in the early stages of commercialization, including, if applicable, scaling up REE’s infrastructure, commercialization and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, REE expects to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in REE is therefore highly speculative and could result in the loss of an investor’s entire investment.

Our reservations include both binding orders and non-binding reservation and such non-binding reservations may not result in definitive purchase orders and/or agreements and the majority of our reservation value is dependent upon our March MOU customer.

Our reservations include both binding and non-binding reservations. For example, on March 18, 2025, we announced our entry into an MOU with a global technology company developing and marketing new mobility solutions for passenger and freight transport, or March MOU. In accordance with the terms of the March MOU, the parties intend to sign a strategic collaboration agreement by year-end 2025 which could potentially generate $770 million revenue over the next five years. In addition to the potential revenues from the MOU reservations, we currently have an additional $137 million in reservations, which includes reservations for production that extends beyond 2025. Thus, as of the date of this Annual Report, we have approximately 30 customers in various industries representing approximately 6,200 reservations valued at approximately $908 million, out of which $770 million is attributable to our March MOU. There can be no guarantee that any such strategic collaborations, customers or strategic partners will transition from reservations to binding agreements and/or binding orders or become long-term commitments and the failure to do so would have a material adverse effect on REE’s business, prospects, financial results and results of operations. If we are unsuccessful in converting our March MOU into a binding agreement and/or binding order, it would significantly reduce our reservation value. In addition, any event of bankruptcy, insolvency, or general downturn in the business of the March MOU customer or in its respective industry more generally, will significantly reduce our reservation value, which could have an adverse impact our business, results of operations, reputation, and long term prospects with respect to the viability of our business.

In addition, while we intend to sell our SDV products to customers, including OEMs, such relationships do not necessarily produce long-terms contracts with definitive agreement for purchases. Instead, executed written agreements with these customers typically provide that we will provide our SDV products to such customers pursuant to standard purchase orders under our general terms and conditions, pursuant to which they are generally not obligated to purchase our solutions in any certain quantity or at any certain price. For the foreseeable future, if we are successful in converting our March MOU into a definitive agreement, our business, results of operations, and financial condition will likely primarily depend on this single customer.

In the future, our customers may decide not to purchase our products, may purchase fewer of our SDV products than they did in the past, or may alter their purchasing patterns, and OEMs may discontinue incorporation of our products in their vehicle models, including as a result of a transition to in-house solutions or solutions provided by our competitors, or their individual or aggregate production levels may decline due to a number of factors, including supply chain challenges and macroeconomic conditions. Further, the amount of revenue attributable to any single customer, or our customer concentration generally, may fluctuate in any given period. The loss of one or more customers, a reduction in sales to any customer, the discontinued or decreased incorporation of our products by any OEM, or our inability to attract new customers and OEMs would significantly negatively impact our revenue and adversely affect our business, results of operations, and financial condition and would likely result in our company requiring to seek protection from creditors as part of a bankruptcy proceeding.

There is no guarantee that our potential customers will purchase our SDV products in any certain quantity or at any certain price even after we achieve design wins, and there may be significant delays between the time we achieve a design win until we realize revenue from the vehicle model.

Achieving design wins is not a guarantee of revenue, and our sales may not correlate with the achievement of additional design wins. In particular, contracts with OEM customers typically do not require them to purchase products in any certain quantity or at any certain price, and any potential sales could be less than forecasted if a vehicle model for which we achieve a design win is unsuccessful, including for reasons unrelated to our products, if an OEM decides to discontinue or reduce production of a vehicle model or of the use of our products in a vehicle model, or if we face downward pricing pressure.

Moreover, pricing estimates are made at the time of a request for quotation by an OEM, so that worsening market or other conditions between the time of a request for quotation and an order for our SDV products may require us to sell our products for a lower price than we initially expected. We may attempt to have OEMs commit to certain volumes on a quarterly or shorter basis, however there is no guarantee that OEMs will enter into definitive agreements in the first place and in particular, agreements that contain such conditions. We may also face pricing pressures from OEMs as a result of their restructuring, consolidation, and cost-cutting initiatives or as a result of increased competition. In addition, there may be step-downs in pricing over periods of production as volumes ramp up. If we are unable to generate sufficient cost savings or introduce products at higher price points to offset price reductions, then our business, results of operations, and financial condition would be adversely affected.

Furthermore, our products are technologically complex, incorporate many technological complexities, and are typically subject to significant testing, and OEMs generally must make significant commitments of resources to test and validate our products before including them in any particular vehicle model. The integration cycles of our products with an OEM can take several years after a design win, depending on the OEM and how efficiently we can integrate our SDV products into their systems and vehicles. These integration cycles therefore may result in our investment of resources prior to realizing any revenue from a vehicle model, except with respect to NRE. An OEM may choose to cancel production of the vehicle model for which we achieved the design win or cancel or postpone the vehicle model. Our SDV products, in particular, control an entire vehicle’s functions including engine, transmission, safety, steering, navigation, acceleration, and braking and therefore must be integrated effectively with the vehicle developed by the OEM and we may be unable to achieve the requisite level of interoperability in a vehicle model for our SDV products to be implemented even after a design win.

In connection with our design wins, we would further expect to receive preliminary estimates from OEMs of their anticipated production volumes for the models relating to those design wins. Those estimates may be revised significantly by the OEMs, potentially multiple times, and may not be representative of future production volumes associated with those design wins, which could be significantly higher or lower than estimated. Furthermore, long development cycles or vehicle model cancellations or postponements would adversely affect our business, results of operations, and financial condition.

The success of our SDV products will depend on their effective deployment and operation by third parties.

The success of our SDV products will depend on our customers and partners, effectively deploying and operating our products in the future, and their failure to do so may result from factors outside our control. As part of our go-to-market strategy, we expect to market our SDV products to OEMs and technology companies. Even if we are successful in entering into definitive agreements with such customers, such third parties may terminate our partnerships with them, including as a result of a change in its internal development strategy. Any failures by third parties to effectively deploy and operate our SDV products, or the termination of our relationships with any such third parties, would adversely affect our business, results of operations, and financial condition.

If and when REE resume manufacturing, REE’s ability to induce follow-on sales following the initial sale of vehicles to our customers depends, in part, on its ability to prove that REE’s products are to the full satisfaction of such customers and to establish and maintain confidence in REE’s business prospects among such customers and others within its industry.

REE has received initial orders for both the P7-C and P7-S. If and when REE resumes manufacturing, such orders present an opportunity for potentially receiving additional follow-on orders in the future that could be more meaningful and impactful from a financial perspective. Customers, suppliers, dealers and strategic partners may be less likely to purchase REE’s products if it does not timely deliver products in accordance with the technical specifications or if the customers do not believe that REE’s business will succeed or that its operations, including providing such partners with maintenance and service through qualified supplier support operations, which has yet to be established, for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with REE if they are not convinced that its business will succeed. Accordingly, to build, maintain and grow its business, REE must establish and maintain confidence among customers, dealers, suppliers, analysts and other parties with respect to its ability to execute, its liquidity and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including REE’s limited operating history, others’ unfamiliarity with its products, uncertainty regarding the future of electric vehicles (including recent bankruptcies or restructurings by Nikola Corp., Arrival S.à r.l, Fisker Inc., and Lion Electric Inc., which make the EV market in general, and REE in particular, appear more speculative and less of a solidified alternative to ICE vehicles) any delays in scaling production, delivery and service operations to meet demand, competition and REE’s production and sales performance compared with market expectations. Many of these factors are largely outside of REE’s control, and negative perceptions about REE’s business prospects, would likely harm its ability to receive follow-on orders. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry, which is an industry that has historically had significant barriers to entry and a high rate of failure. If these new entrants or other manufacturers of electric vehicles go out of business, such as those described above, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including REE, and further challenging customer, dealer, supplier and analyst confidence in REE’s business prospects.

REE may not succeed in establishing, maintaining and strengthening the “Powered by REETM” brand and/or technology products, which could materially and adversely affect customer acceptance of its SDV products, thus negatively impacting its business, prospects and projected revenue.

REE market its products, including its X-by-Wire technology, as both an individual product and as a partial or full vehicle solution. The “Powered by REETM” approach reflects REE’s mission to become the cornerstone upon which mobility players can build their mission-specific vehicle needs with the goal of completing rather than competing with other market participants. REE’s business and prospects are heavily dependent on its ability to develop, maintain and strengthen the “Powered by REETM” brand and SDV technology products and the REE brand generally. If REE does not continue to establish, maintain and strengthen its brand and/or its SDV technology products, it may lose the opportunity to build a critical mass of customers. Promoting and positioning its brand and its technology products will likely depend significantly on REE’s ability to provide high quality products and engage with its potential customers as intended, and REE has limited experience in these areas. In addition, REE’s ability to develop, maintain and strengthen the “Powered by REETM” brand and technology products and the REE brand generally will depend heavily on the success of its customer development and branding efforts. REE’s novel technology and design may not align with existing or potential consumer preferences and consumers may be reluctant to acquire a vehicle built upon a new and unproven SDV platform and/or EV platform. In addition, REE could be subject to adverse publicity related to REE’s potential customers who build vehicles on REE’s Powered by REE and/or REE’s SDV technology whether or not such publicity relates to such potential customers’ “Powered by REETM” vehicles. Any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the “Powered by REETM” brand and/or REE’s technology product and the REE brand generally. If REE does not develop and maintain a strong brand and/or technology products, its business, prospects, financial condition and operating results will be materially and adversely impacted.

REE is subject to risks associated with strategic partners.

REE’s existing agreements and REE’s ability to engage with definitive agreements with current and potential suppliers, dealer or strategic partners are and will be subject to a number of risks with respect to operations that are outside REE’s control, any of which may materially and adversely affect REE’s business and prospects. REE could experience delays to the extent its current and potential suppliers, dealers or strategic partners do not continue doing business with REE (including as a result of our delay in manufacturing), meet agreed upon timelines, achieve operational efficiencies, experience capacity constraints or otherwise are unable to deliver components or manufacture products as expected. For example, REE and Motherson entered into a Supply Chain Management Services Agreement where Motherson agreed to provide services relating to development, management, and optimization of our supply chain, along with supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration. Motherson’s inability to optimize and manage our supply chain may result in operational inefficiencies and higher costs (including with respect to sourcing parts) across our supply chain which would impact our operations, business, and financial condition. Additionally, since entering into the above agreement, Motherson has assumed managerial responsibility over a significant number of our suppliers. In the event that Motherson is unable to continue to provide these services, we would need to manage and communicate with these suppliers ourselves. Doing so would likely add time, cost, and create resource constraints, including the reallocation of our employees from other efforts within our business, which could strain our current resources and/or create significant interruptions and inefficiencies within our supply chain. Such circumstances would likely have a material adverse affect on our operations and business.

There is also risk of disputes with current and potential suppliers, dealers and strategic partners, and REE could be affected by adverse publicity related to its current and potential suppliers, dealers or strategic partners whether or not such publicity is related to their collaboration with REE. REE’s ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of REE’s suppliers, dealers or strategic partner’s products or other products manufactured by the same suppliers or strategic partners. In addition, although REE intends to be involved in material decisions in the supply chain and manufacturing process, given that REE also will rely on its current and potential suppliers, dealers and strategic partners to meet its quality standards, there can be no assurance that REE will be able to maintain high quality standards for its products. Furthermore, REE will also be exposed to risk associated with sharing its proprietary information with any such third party.

If and when REE resumes manufacturing, REE will operate in a market that is both highly competitive against a large number of both established competitors and new market entrants, and, with respect to EV in particular, one that is viewed more cautiously overall by the target customer-base.

Both the automobile industry generally, and the EV segment in particular, are highly competitive, and REE competes for sales with both internal combustion engine, or ICE, vehicles and EVs. Many of REE’s current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than REE does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. On the one hand, REE has observed and continues to expect competition for EVs to continue due to present demand continuing globalization, and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service, and financing terms. On the other hand, there have been several EV competitors that have recently declared bankruptcy or are engaging in restructuring, such as Nikola Corp., Arrival S.à r.l, Fisker Inc., and Lion Electric Inc., which makes the EV market in general, and REE in particular, appear more speculative and less of a solidified alternative to ICE vehicles. As a result, potential customers have been and may continue to be more cautious when considering the purchase of REE’s products, including with respect to transitioning their fleets from ICE to our software-defined vehicles.

Lower demand and/or heavy competition for that demand may lead to lower vehicle unit sales and increased unsold inventory, which may result in downward price pressure and adversely affect REE’s business, financial condition, operating results, and prospects.

REE operates in a market that is highly competitive against other technology companies and OEMs seeking to create their own in-house SDV technology solutions.

The drive by wire and software defined vehicle market are highly competitive, and we expect they will become even more competitive in the future. Our future success will depend on, among other things, our ability to continue developing superior advanced technology to remain competitive with our existing and any new competitors. Competition is based on, among other things, cost efficiency, reliability, the ability to develop and deploy increasingly complex technologies that provide for vehicle, passenger, and pedestrian safety in compliance with existing and future regulations, the ability to gather or access large validation datasets in order to train the required software and to continuously harvest new data in real-time, the ability to cost-effectively deploy hardware, the ability to integrate technologies and hardware with overall vehicle design and production, adoption by OEMs, and the ability to develop and maintain strategic relationships with other participants in the automotive industry.

A growing number of established and new technology companies and automobile manufacturers have entered, or will enter our target market. Some of our competitors have significantly greater or better-established resources than we do to devote to the design, development, manufacturing, distribution, promotion, sale, and support of their SDV technology. Automakers who seek to develop their own in-house solutions may also become indirect competitors. Some OEMs that may incorporate our products may decide to design in-house solutions to replace our SDV products that they currently implement. In addition, other Tier 1 suppliers may be developing or may in the future develop competing solutions. Additional competitors that could emerge include large technology companies that are resource rich and able to deploy such resources to compete, as well as companies that are able to develop products that may not require the datasets upon which our technologies currently rely while still achieving the same effectiveness of algorithms. Such competition could enter into agreements with the customers that we intend to target and if we fail to win OEM design competitions, then our business, results of operations, and financial condition would be adversely affected and our business would likely fail.

REE may not be able to compete successfully in the market as a result of rapid changes in software-defined technology and/or EV technology and the entrance of new and existing, larger manufacturers into both the software-defined vehicle and EV space.

REE’s products are being designed for use with, and depend upon, existing vehicle technology. As new companies and larger, existing vehicle manufacturers enter both the SDV and EV space, REE may lose any technological advantage it may have had in the marketplace and suffer a decline in its position in the market. As technologies change, REE plans to upgrade or adapt its products to continue to provide products with the latest technology. However, REE’s products may become obsolete or REE’s research and development efforts may not be sufficient to adapt to changes in or to create the necessary technology to effectively compete. As a result, REE’s potential inability to adapt and develop the necessary technology may harm REE’s competitive position.

Information about us posted to social media platforms may be inaccurate or adverse to our interests, each of which may harm our business, financial condition and results of operations.

There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Consumers can and do use social media platforms to post information that is critical about businesses and products. Even isolated incidents involving us or our products could erode the trust and confidence of consumers and damage our brand image and reputation and could lead to the loss of goodwill with consumers and strategic partners, especially if such incidents result in adverse publicity, governmental investigations, product recalls, or litigation. Information posted about us may be adverse to our interests and may harm our business, financial condition and results of operations, even if it is inaccurate. Further, disclosure of our non-public information by our employees or others, whether intentional or unintentional, through social media could lead to unfavorable publicity, regulatory inquiries, or loss of informational value.

Risks Related to Development and Production of REE’s Products

REE’s products are in various stages of development and there are risks associated with developing such products into marketable products.

REE’s products are in various stages development. In order to reach the delivery stage REE’s products remain subject to further design, validation, verification and testing, as well as product homologation. There is no guarantee that REE will be successful in reaching the delivery stage on the projected timeline, or at all. The establishment of the UK Engineering Center alongside REE’s first UK Integration Center at our Coventry, UK campus coupled with the continued partnership at the MIRA Technology Park has provided REE with a proving ground for physical testing and validation of REE products. However, there can be no guarantee that the testing of REE’s products will proceed according to schedule or that the REE products will withstand rigorous additional testing. The development of REE’s products is and may be subject to risks including, but not limited to, risks associated with:

•REE’s ability to complete the final product design process on time, if at all;
•the ability for REE’s products to withstand rigorous testing and validation, including as set by external assessors over time;
•the ability of REE’s products to meet existing or future automotive industry standards; and
•the ability of X-by-Wire Control technology to achieve widespread market acceptance.
REE is subject to risks associated with the anticipated timing of REE’s initial commercial production and subsequent increased commercial production.

REE expects to delay the production of its vehicles. This will likely create instability in our supply chain, including delays to and from suppliers, contract termination or threats thereof, prolonged litigation in connection thereto, while potentially creating a backlog of parts, components, and already assembled vehicles that need to be stored at our cost for an unknown period of time. It may likewise cause our customers, strategic partners, or other third parties to decrease the amount of business they do with us or terminate their relationship with us, including from Authorized Dealers that have already placed initial orders for our P7 products. Such delay may further cause potential customers, including OEMs, to reconsider entering into agreements with us, including where they believe that we may no longer be a reliable partner or financial sound partner. Any of the foregoing could materially and adversely harm REE’s business, financial condition and results of operations, including by adversely affecting our ability to implement our business plan, which could cause us to discontinue our operations, restructure, and/or seek protection from creditors.

If and when REE resumes manufacturing, it does not know whether its suppliers or strategic partners will be able to develop efficient, automated, low-cost production capabilities and processes and reliable sources of component supply, that will enable REE to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully deliver REE’s products on an anticipated timeframe, or at all. Even if REE and its suppliers and strategic partners are successful in developing the initial production processes, developing future high volume production capability, and reliably sourcing the component supply, REE does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including those that result from factors beyond its control such as problems with suppliers and strategic partners or dealing with force majeure events (which include tariffs from the Trump Administration and retaliatory measures by its trading partners), or that meets its products commercialization schedules or that satisfies the requirements of its potential customer base. Any failure to develop such production processes and capabilities within REE’s projected costs and timelines could have a material adverse effect on its business, prospects, financial condition and operating results.

If and when REE resumes manufacturing, REE’s development of an outsourced manufacturing business model may not be successful, which could harm its ability to deliver products and recognize revenue.

If and when REE resumes manufacturing, its vehicle business would depend on its ability to develop, manufacture and assemble its products. REE has outsourced the manufacturing of its products in collaboration with a contract manufacturer (i.e., Roush Industries), strategic partner (i.e., Motherson), and strategic suppliers. If and when REE resumes manufacturing, REE plans to assemble its products at REE’s current and future Integration Centers. If REE is unable to negotiate and finalize all of its agreements with suppliers and/or strategic partners and have sufficient working capital to support its expected production, including any future initial deliveries, it will not be able to produce any products and will not be able to generate any revenue in connection therewith, or the products may become more expensive to deliver with a higher bill of materials, which would have a material adverse effect on its business, prospects, operating results and financial condition. In addition, the utilization of future Integration Centers for the assembly of REE products is an untested business strategy and there is no guarantee that the strategy will be successful or profitable.

Additionally, if and when REE resumes manufacturing,if REE’s suppliers and strategic partners were to experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, product shipments could be delayed or rejected or REE’s potential customers and dealers could consequently elect to change product demand. These disruptions would negatively impact REE’s revenues, competitive position and reputation. In addition, REE’s suppliers and strategic partners may rely on certain state tax incentives that may be subject to change or eliminated in the future (including as a result of policy changes under the Trump Administration), which could result in additional costs and delays in production. Further, if REE is unable to successfully manage its relationship with its suppliers and strategic partners, the quality and availability of its products may be harmed. REE’s suppliers, dealers and strategic partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with REE. If REE’s suppliers and strategic partners stopped manufacturing REE’s products for any reason or reduced manufacturing capacity, REE may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact its operations.

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
REE’s ability to manufacture a products of sufficient quality and appeal to its current and potential customer base on schedule and on a large scale is unproven, and the business plan is still evolving. REE may be required to introduce new products models and enhanced versions of existing models. To date, REE has limited experience, as a company, manufacturing, marketing and selling its products and therefore cannot assure you that it will be able to meet customer expectations. Any failure to develop such manufacturing processes and capabilities within REE’s projected costs and timelines would have a material adverse effect on its business, prospects, operating results and financial condition and could result in our inability to implement our business plan, which would result in the failure of our business and/or the restructuring of our business.

REE does not currently have any plans to establish manufacturing facilities of its own, and therefore the failure to establish long-term agreements with suppliers and strategic partners, coupled with sufficient working capital, would significantly hinder REE’s ability to manufacture its products. In addition, the manufacturing facilities of REE’s potential and strategic partners may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, which may render it difficult or impossible for REE to manufacture its products for some period of time. The inability to manufacture REE’s products or the backlog that could develop if the manufacturing facilities of its suppliers and strategic partners are inoperable for even a short period of time, including due to delays caused by our working capital needs, may result in the loss of customers, potential customers, harm REE’s reputation, and/or result in the failure of our business and the need to seek protection from our creditors and/or the restructuring of our business.

With respect to vehicle manufacturing, REE is utilizes its UK Engineering Center and REE’s UK Integration Center in Coventry, UK for the design, validation, verification, testing and homologation of its products.

In 2022, REE built its first UK Integration Center and highly automated launch factory in Coventry, UK. The new UK Integration Center and the existing UK Engineering Center, which are strategically located next to each other, are intended to expedite REE’s strategic plans to meet anticipated global demand. The UK Engineering Center is spearheading REE product design, validation, verification and testing, as well as product homologation and/or certification. REE also has access to world-class test facilities and a proving ground for physical testing and validation of the REE products at the UK Integration Center and the UK Engineering Center. The UK Integration Center, alongside the UK Engineering Center, and the facilities available therein, are integral to REE’s ability to develop its products. Any loss of access or disputes related to the UK Integration Center or the UK Engineering Center have the potential to adversely impact REE’s ability to develop its products on time to meet commercialization timeline, or at all.

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
The testing facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, which may render it difficult or impossible for REE to validate, verify and test REE products for some period of time. The inability to validate, verify and test REE products or the resulting delay to REE’s commercialization schedule if the testing facilities are inoperable for even a short period of time may result in the loss of potential customers or harm REE’s reputation.

If and when REE resumes manufacturing its vehicles, such products will make use of lithium-ion battery cells, which can be dangerous in certain circumstances, including but not limited to the possibility that such cells may catch fire or vent smoke and flame.

If and when REE resumes manufacturing, the fuel source for REE’s vehicles will likely make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While REE has taken measures to enhance the safety of its designs, a field or testing failure of its products could occur in the future, including due to a high-speed crash, which could subject REE to lawsuits, product recalls, redesign efforts, or even meritless claims, all of which would be time-consuming and expensive and could harm our brand image. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve REE’s products, could seriously harm its business and reputation.

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

The efficiency of battery usage in EVs declines over time, which may negatively impact potential customers’ decisions with regards to purchasing REE’s vehicles, if and when REE resumes manufacturing such products.

The cells used in EV battery modules degrade slowly over time, influenced primarily by the age of the cells and the total energy throughput over the life of the EV. This cell degradation results in a corresponding reduction in the vehicle’s range. REE anticipates that the range of its products will decline over time as the batteries deteriorate. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease REE’s vehicles range before needing to recharge, if and when REE resumes manufacturing such products. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions, which would negatively affect REE’s operating results and financial condition.

If OEMs or technology companies are unable to maintain and increase consumer acceptance of SDV technology, our business, results of operations, and financial condition would be adversely affected and our business would likely fail.

Our business success and future operating results will depend on the ability of OEMs and technology companies to obtain consumer acceptance for drive-by-wire vehicles. There is no assurance that either can achieve these objectives. Market acceptance of drive-by-wire depends upon many factors, including regulatory requirements, evolving safety standards, costs, and driver preferences. Market acceptance of drive-by-wire may also be adversely affected by safety incidents involving drive-by-wire products, even if the incidents do not involve our specific SDV technology. We cannot be sure that drive-by-wire will achieve market acceptance on a timeline that is consistent with our expectations or development and production plans. Market acceptance of our drive-by-wire also depends on the ability of market participants to resolve technical challenges for increasingly complex drive-by-wire technology in a timely and cost-effective manner. Consumers will also need to be made aware of the advantages of our drive-by-wire, such as the advantages of our offerings compared to competing technologies, including current vehicle control methods. If consumer acceptance of drive-by-wire technology does not increase, our business, results of operations, and financial condition would be adversely affected and our business would likely fail.

We operate in an industry that is new and rapidly evolving, and our estimates are subject to significant uncertainty.

We are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, SDV technology and drive-by-wire require complex technology and are subject to uncertainties with respect to, among other things, the rate of consumer acceptance and the impact of current or future regulations. Because these systems depend on inputs from many companies, commercialization of our SDV products could be delayed or impaired on account of certain technological components of our or others not being ready to be deployed in vehicles. Regulatory, safety or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect our growth. While we have achieved FMVSS certification on our P7-C vehicle, we cannot provide any guarantee that such certification could be extended to vehicles incorporating our drive-by-wire product.

We expect to make certain estimates and forecasts concerning our industry and of our current and anticipated future products based on industry publications and reports or other publicly available information as well as our internal estimates and expectations. These estimates and forecasts will involve a number of assumptions and limitations, and are subject to significant uncertainty, and you are cautioned not to give them undue weight as they may be incorrect or flawed in assumptions. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the included information. We do not expect to independently verify such third-party sources. Similarly, we expect that any internal estimates and forecasts would be based on a variety of assumptions, including assumptions regarding market acceptance of SDV technology in general, and drive-by-wire in particular, and the manner in which this new and rapidly evolving market will develop. While we expect any such assumptions and the data underlying our estimates and forecasts to be reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our expected estimates and forecasts may prove to be incorrect. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, the expected margins or addressable market, among other items, for our SDV products may be smaller than we estimate or fail entirely to come to fruition, our future growth opportunities and sales growth may be smaller than we may estimate and/or may never come to fruition, and our business, results of operations and financial condition would be significantly adversely affected.

Our future financial performance will depend on our ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in customer or prospective customer demand, then our SDV products may not compete as effectively, if at all, and they may not be incorporated into vehicles. Given the evolving nature of the markets in which we operate, it is difficult to predict OEM or technology company demand for any of our SDV products or the future growth of the markets in which we operate. Even if the market for drive-by-wire grows substantially, there is no guarantee that demand for our SDV products will correlate with that growth, including if we fail to effectively pursue such opportunities. There is also no guarantee that our business will be successful simply because of what we will estimate to be the expected market for our SDV products. If demand does not develop or if we cannot accurately forecast customer demand, then the size of our markets, inventory requirements or our future business, results of operations, and financial condition would be adversely affected and our business would likely fail.

Risks Related to REE’s Suppliers

With respect to manufacturing, REE depends on its suppliers, including but not limited to body manufacturers and battery providers, some of which are single or limited source suppliers, and if such suppliers fail to deliver the components of REE’s products in a timely manner or at all and at prices and in volumes acceptable to it, it could have a material adverse effect on its business, prospects and operating results.

With respect to manufacturing, REE relies on suppliers and strategic partners for the provision and development of many of the components and materials used in its products. While REE plans to obtain components from multiple suppliers and strategic partners whenever possible, certain components used in its products are purchased by REE from single suppliers with respect to each particular component. REE’s suppliers and strategic partners may not be able to meet their product specifications and performance characteristics, which would impact REE’s ability to achieve its product specifications and performance characteristics as well. Additionally, REE’s suppliers and strategic partners may be unable to obtain required certifications for their products for which REE plans to use or provide warranties that are necessary for REE’s solutions. If our suppliers fail to deliver the components and materials used in our products in a timely manner or if its suppliers decide to create or supply a competing product, REE’s business could be adversely affected. REE has less negotiating leverage with suppliers than larger and more established automobile manufacturers and may not be able to obtain favorable pricing and other terms. While REE believes that it may be able to establish alternate supply relationships and can obtain or engineer replacement components for its single source components, REE may be unable to do so in the short term, or at all, at prices or quality levels that are favorable to REE, which could have a material adverse effect on its business, prospects, financial condition and operating results.

REE expects to purchase various types of equipment, raw materials and manufactured component parts from its suppliers or strategic partners. If these suppliers or strategic partners experience substantial financial difficulties, cease operations, or otherwise face business disruptions, REE may be required to provide substantial financial support to ensure supply continuity or would have to take other measures to ensure components and materials remain available. Any disruption could affect REE’s ability to deliver products and could increase REE’s costs and negatively affect its liquidity and financial performance.

REE’s business could be harmed by increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion battery cells.

REE and its suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of commodities, raw materials and other inputs used by REE and its suppliers in their businesses and products, such as steel, lithium-ion battery cells and semiconductors, which could adversely affect REE’s future profitability or REE’s ability to timely execute its business plan. The prices for these materials fluctuate and the available supply of these materials may be unstable, depending on market conditions, fluctuations in global demand, including as a result of increased production of EVs by REE’s competitors, geopolitical risk, including tariffs by certain countries, and other economic and political factors. Additionally, if our suppliers do not accurately forecast and effectively allocate production or if they are not willing to allocate sufficient production to us, or face other challenges such as insolvency, it may reduce our access to components and require us to search for new suppliers. The unavailability of any component or supplier could result in production delays, idle assembly facilities, product design changes and loss of access to important technology and tools for producing and supporting our products, as well as impact our ability to fulfill our obligations under customer contracts. Any such increase, supply interruption or shortage could materially and negatively impact REE’s business, prospects, financial condition and operating results.

If and when we resume manufacturing, REE’s production plan would likely relate to producing a certain number of vehicles in the U.S. Such production plan targets will be subject to a variety of risks, including the completion of REE’s production tooling investment plan, sourcing materials and components from REE’s suppliers on its agreed upon deadlines, securing sufficient funding, and global macroeconomic conditions.

If and when we resume manufacturing, REE’s business plan would likely relate to producing a certain number of vehicles in the U.S. However, such production plan would rely on our ability to complete our production tooling investment plan, securing materials from REE’s suppliers on its agreed upon deadlines and securing sufficient funding primarily for working capital purposes. If REE is unable to complete its production tooling investment plan, if its suppliers face delays in delivering materials to REE from its expected timelines, or other delays occur, REE may not meet its production plan timing. In addition, REE’s production plan relies on its ability to finance the required working capital needs by raising sufficient funds, and therefore if we are unable to secure sufficient funding, we may not meet any of our production targets. Not meeting these production targets could materially and negatively impact REE’s business, prospects, financial condition and operating results and may cause us to wind down our business, restructure our business, and/or seek protection from creditors.

Risks Related to REE’s Future Sales

We invest significant effort and money seeking customer, including OEM, selection of our products and there can be no assurance that these efforts will result in the selection of our products, including for use in production models. If we fail to enter obtain a purchase order or achieve a design win after incurring substantial expenditures in these efforts, our future business, results of operations, and financial condition would be significantly adversely affected and likely result in us having to wind down and/or restructure our business and/or seek creditor protection.

We invest significant effort and money from the time of our initial contact with an OEM, to the time when an OEM, can choose our products and/or technology to be incorporated into one or more specific vehicle models to be produced by the OEM. This selection process is known as a “design win”. We could expend significant resources pursuing, but fail to achieve, a design win. After a design win, it is typically difficult for a product or technology that did not receive the design win to displace the winner until the OEM issues a new request for quotation because an OEM will generally not change complex technology already integrated in its systems until a vehicle model is revamped. In addition, the firm with the winning design may have an advantage with the OEM going forward because of the established relationship between the winning firm and the OEM, which would make it more difficult for that firm’s competitors to win the designs for other production models. If we fail to win a significant number of OEM design competitions in the future, then our business, results of operations, and financial condition would be adversely affected and our business would likely fail.

Similarly, with respect to other target customers, many of these potential customers are dealers and large multinational corporations with substantial negotiating power relative to it and, in some instances, may have internal solutions that are competitive to REE’s products. These large, multinational corporations also have significant development resources that may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements and obtaining purchase orders from any of these companies will require a substantial investment of REE’s time and resources. REE cannot assure you that such efforts will result in definitive purchase orders from these or other companies or that it will generate meaningful revenue from the sales of its products to these types of customers. If REE’s products are not selected by these customers or if these corporations develop or acquire competitive technology in lieu of our products, it will have an adverse effect on REE’s business, its prospects and results of operations may be adversely affected.

Discontinuation, lack of commercial success, or loss of business with respect to a particular product model for which REE is a significant supplier could reduce REE’s sales and adversely affect its profitability.

If REE is able to secure design wins and its products are included in OEM or technology company vehicles, it expects to enter into supply agreements with the relevant customers. Market practice dictates that these supply agreements typically require REE to supply a customer’s requirements for a particular vehicle model or product. These contracts can have short terms and/or can be subject to renegotiation, sometimes as frequently as annually, all of which may affect product pricing, and may be terminated by REE’s potential customers at any time. Therefore, even if REE is successful in obtaining design wins and the systems into which its products are integrated are commercialized, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model for which REE is a significant supplier could mean that the expected sales of REE’s products will not materialize, which may materially and adversely affecting its business.

Pricing pressures, automotive OEM cost reduction initiatives and the ability of automotive OEMs to re-source or cancel vehicle or technology programs may result in lower than anticipated margins, or losses, which may adversely affect REE’s business.

Cost-cutting initiatives adopted by REE’s customer base often result in increased downward pressure on pricing. REE expects that its future agreements with automotive OEMs may require step-downs in pricing over the term of the agreement or, if commercialized, over the period of production. In addition, REE’s automotive OEM customers are expected to reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. Automotive OEMs also possess significant leverage over their suppliers, including REE, because the automotive component supply industry is highly competitive, serves a limited number of customers and has a high fixed cost base. Accordingly, REE expects to be subject to substantial continuing pressure from automotive OEMs, Tier 1 suppliers as well as dealers to reduce the price of its products. It is possible that pricing pressures beyond REE’s expectations could intensify as automotive OEMs pursue restructuring, consolidation and cost-cutting initiatives. If REE is unable to generate sufficient cost savings in the future to offset price reductions, its gross margin and profitability would be adversely affected.

If and when REE resumes manufacturing, the average selling prices of REE’s products could decrease rapidly over the life of the products, which may negatively affect REE’s revenue and gross margin.

If and when REE resumes manufacturing, REE expects the average selling prices of its products generally to decline as its customer base seeks to commercialize EVs built on the REE products at prices low enough to achieve market acceptance. In order to sell products that have a falling average unit selling price and maintain margins at the same time, REE would need to continually reduce products and manufacturing costs. To manage manufacturing costs, REE must engineer the most cost-effective design for its products. In addition, REE will continuously promote initiatives to reduce labor cost, improve worker efficiency, reduce the cost of materials, use fewer materials and further lower overall product costs by carefully managing component prices, inventory and shipping cost. REE also needs to continually introduce new products with higher sales prices and gross margin in order to maintain its overall gross margin. If REE is unable to manage the cost of older products or successfully introduce new products with higher gross margin, its revenue and overall gross margin would likely decline.

The automotive industry and our technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies may adversely affect the demand for our electric vehicles.

While our vehicles may be adaptable from battery cells to certain alternative technologies as an energy source, we may be unable to keep up with, or be compatible with, technological changes, including alternatives to electricity as an energy source and, as a result, our competitiveness may suffer. Specifically, developments in alternative technologies, such as advanced diesel, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of an internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to successfully react to changes in alternative technologies could materially harm our competitive position and growth prospects. Similarly, in the event that certain alternative technologies are developed that are incompatible with our vehicles as an energy source, it could materially harm our competitive position and growth prospects.

Risks Related to REE’s Quality

REE’s products rely on software and hardware that is highly technical, and if these systems contain errors, bugs, defects, or vulnerabilities, or if REE is unsuccessful in addressing or mitigating technical limitations in its systems, REE’s business could be adversely affected and it may result in a decrease in the demand for REE’s products and harm our reputation.

REE’s products rely on software and hardware that is highly technical and complex that will require modification and updates over the life of the products. In addition, REE’s products depend on the ability of such software and hardware to store, retrieve, process and manage large amounts of data. REE’s software and hardware may contain, errors, bugs, inadequate, inaccurate, biased or otherwise flawed data or algorithms used to train certain proprietary software, security vulnerabilities or other errors, failures, or other issues of not functioning in accordance with their specifications or as expected, or other vulnerabilities, and REE’s systems are subject to certain technical limitations that may compromise REE’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use, including as commercialized and deployed by customers. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within REE’s software and hardware. Although REE attempts to remedy any issues it observes in its products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of REE’s potential customer base. Additionally, if REE is able to deploy updates to the software addressing certain issues and REE’s over-the-air update procedures fail to properly update the software, REE’s customer base would then be responsible for installing such updates to the software at designated service centers and their software will be subject to these vulnerabilities until they do so. If REE is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and hardware, REE may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect REE’s business and financial results. More specifically, publicity regarding claims involving our technology can also have an adverse effect on our reputation and the reputation for SDV technology and X-by-Wire product, which could decrease consumer demand for vehicles incorporating these technologies. Further, enhanced publicity surrounding such claims may also increase the regulatory scrutiny of our products, which could have a material adverse effect on our ability to complete our business plans.

REE may become subject to product liability claims, relating to, among other things, actual or alleged defects in our products, or if our products actually or allegedly fail to perform as expected,which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.

REE may become subject to product liability claims, even those without merit, which could harm its business reputation, prospects, operating results, and financial condition. Alleged or actual defects in any of our products could result in adverse publicity for us, warranty claims, litigation against us, legal expenses and damages, our customers never being able to commercialize technology incorporating our products, negative publicity for our customers, and other consequences. Errors, defects, and/or security vulnerabilities could result in serious injury to, or death of, the end users of vehicles incorporating our products, or those in the surrounding area, including as a result of traffic accidents and collisions. If that is the case, we could by subject to litigation and would incur significant additional development costs and product recall, repair, or replacement costs. If any of our products are or are alleged to be defective, we may be required to participate in a recall involving such product(s). The automobile industry experiences significant product liability claims and REE faces inherent risk of exposure to claims in the event its products and/or technology do not perform as expected or malfunction in a manner that causes personal injury or death Similarly, as a technology provider related to, among other things, preventing traffic collisions and other accidents through our SDV technology and proprietary software, we could be subject to litigation for traffic collisions or other accidents, even if our products or their features or the failure thereof did not cause any particular traffic collision or accident. This may also be the case where an accident occurs involving one of our SDV products, which are built autonomous ready, where autonomous features installed by another company were engaged, particularly because such autonomous features are the subject of significant public attention, especially in light of NHTSA’s Standing General Order (as amended on April 24, 2025) requiring reports regarding certain crashes involving vehicles with advanced driver assistance systems, which includes motor vehicle and equipment manufacturers of which REE may be included under. REE’s risks in this area are particularly pronounced given it has limited field experience with its products. While we may use disclaimers, limitations of liability, and similar provisions in our agreements, there is no assurance that any or all of these provisions will prove to be effective barriers to product liability claims with respect to our products. Moreover, a product liability claim could generate substantial negative publicity about REE’s products and business and inhibit or prevent commercialization of other future product, which would have a material adverse effect on REE’s brand, business, prospects and operating results. To the extent that REE has insurance coverage, it might not be sufficient to cover all potential product liability claims. Product liability, warranty, and recall costs, whether in excess of REE’s coverage, or outside of REE’s coverage, would have an adverse effect on our business, results of operations, and financial condition. In addition, product liability claims present the risk of protracted litigation, legal fees, and diversion of management’s attention from the operation of our business, even if our defense of these claims is ultimately successful. Our insurers may also discontinue our insurance coverage or be unable or unwilling to pay a claim. REE may also not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if it does face liability for its products and is forced to make a claim under its policy. A successful product liability claim against REE could require REE to pay a substantial monetary award, which could have a material impact on our financial condition, operations, and business and could result in our business needing to seek protection from our creditors, wind down, or restructure.

REE does not currently have extensive experience servicing its products. If REE is unable to address the service requirement of its potential customer and dealer base, its business may be materially adversely affected.

REE plans to work with strategic partners to provide predictive maintenance scheduling through smart service and maintenance artificial intelligence, or AI, in combination with over-the-air updates that seek to ensure maintenance is not performed on a standard schedule, but rather before a part will fail, which is expected to offer significant savings for unnecessary part replacements and drastically reduce downtime. There is no guarantee that REE will be successful in developing the necessary technology to actualize predictive maintenance scheduling. In addition, servicing of REE SDV technology products may primarily be carried out through third parties, including OEM appointed service centers. Although such third parties may have experience in servicing other products, they will initially have limited experience in servicing REE SDV products. There can be no assurance that REE will adequately address the service requirements of its potential customer and/or dealer base (if and when it manufacturers vehicles) to their satisfaction, or that REE and such third parties will have sufficient resources to meet these service requirements in a timely manner as the volume of products REE delivers increases. In addition, with respect to its vehicle products specifically, if and when manufactured, if REE is unable to roll out and establish a widespread service network that complies with applicable laws, user satisfaction could be adversely affected, which in turn could materially and adversely affect REE’s reputation, sales, results of operations, and prospects.

REE may be subject to risks associated with autonomous driving and SDV technology, including but not limited to technical malfunctions, regulatory obstacles, and/or product liability.

REE’s products are being designed to be compatible with autonomous control. Autonomous driving technologies are subject to risks, including market acceptance, which depends upon many factors, including regulatory requirements, evolving safety standards, costs, and driver preferences, and there have been accidents and fatalities associated with such technologies. The safety of such technologies depends in part on users, as well as other drivers on the roadways, who may not be accustomed to using or adapting to such technologies. We cannot be sure that autonomous driving will achieve market acceptance. To the extent accidents associated with REE’s products that are used with autonomous controls occur, REE could be subject to liability, negative publicity, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect REE’s results of operations, financial condition and growth prospects.

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond REE’s control. Currently, there are no Federal Motor Vehicle Safety Standards that relate to the performance of autonomous technology and no widely accepted uniform standards to certify autonomous technology and its commercial use on public roads. However, NHTSA has established recommended guidelines, including its Standing General Order (as amended on April 24, 2025) requiring reports regarding certain crashes involving vehicles with advanced driver assistance systems. and proposed a regulation for autonomous vehicles. Certain states have legal restrictions on such vehicles, and many other states are considering them. Autonomous driving laws and regulations are expected to continue to evolve in numerous states in the U.S., which increases the likelihood of a patchwork of complex or conflicting regulations or may delay products or restrict autonomous features and availability, which could adversely affect our business. Autonomous products that may be integrated into REE products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements, which could require REE to redesign, modify and/or update its products in order to be compatible with autonomous products.

Risks Related to REE’s Employees

REE is dependent on its founders Daniel Barel and Ahishay Sardes.

REE is dependent on the services of Daniel Barel, co-founder, director and Chief Executive Officer, and Ahishay Sardes, its co-founder, director and Chief Technology Officer. Mr. Barel and Mr. Sardes are significant influences and drivers of REE’s business plan, product development, and technology. Without either of these two officers, we may not have the ability to execute our business plan and/or identify and pursue new opportunities and products. The loss of either could significantly delay or prevent the achievement of our development and strategic objectives. Since REE’s initial public listing in July 2021, neither Mr. Barel or Mr. Sardes have received a compensation package with respect to the services that each provides to the Company, aside from annual grants of Class A Ordinary Shares received in connection with service on our board of directors. If either Mr. Barel or Mr. Sardes were to discontinue his service to REE for any reason, including due to a lack of compensation for services rendered to REE, or if the reputation of Mr. Barel or Mr. Sardes is adversely impacted by personal actions or omissions or other events within or outside either’s control, it would have a significant material adverse effect on our business, product development, and technology.

REE’s success depends, in part, on its ability to attract and recruit key employees and hire qualified employees and management.

REE’s success depends, in part, on its ability to retain its key personnel. The unexpected loss of or failure to retain one or more of its key employees could affect its business. REE’s success also depends, in part, on its continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Because REE’s products are based on different technology than traditional internal combustion engine vehicles, including through the use of proprietary software driving control, individuals with sufficient training in technology, engineering, coding, or EVs (if applicable) may not be available, and as a result, REE will need to expend significant time and expense training the employees it hires. Competition for individuals with experience designing, manufacturing and/or servicing this technology and vehicles incorporating this technology, including EVs or their related technology, parts and products is intense, and REE may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel in the future. In addition, sustained declines in our share price or lower share performance relative to competitors could negatively impact REE’s appeal as an employer, harm employee morale, increase employee turnover and/or reduce the retention value of REE’s share-based compensation. The failure to attract, integrate, train, motivate and retain these additional employees could materially adversely harm its business and prospects.

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

Risks Related to Litigation & Regulation

REE’s financial and operational projections with respect to its P7 lineup rely in part on existing and future regulations and incentive programs supporting EV adoption.

There has been growth in the adoption of environmentally driven regulations and incentive programs with low and zero emission targets with the automotive industry being among the most impacted industries. Such measures encourage local and national governments to implement various forms of rebates and credits for the purchase of an EV. In addition, regulations in certain cities, states and countries are also encouraging a shift away from — or in some cases banning entirely — fossil fuel-powered vehicles, with many of the earliest of these regulations targeted at buses, trucks and delivery vehicles. REE’s financial and operational projections with respect to our P7 lineup include the continued growth in existing and similar regulations and incentive programs to accelerate the adoption of EV technology into the wider market. There is no guarantee that such regulations and incentive programs will be successful in encouraging adoption of EV technology. Additionally, any unavailability, reduction, or elimination of government and economic incentives and credits because of policy changes, or the reduced need for such incentives and credits due to the perceived success of EVs, policy shifts, or other reasons, may result in the diminished competitiveness of the alternative fuel and EV industry generally or our vehicles (if and when we resume manufacturing them), software and services in particular. Additionally, federal, state, and local laws may impose additional barriers to EV adoption, including additional costs. Any of the foregoing could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition, results of operations, and cash flows. For example, on January 20, 2025, President Donald Trump signed an executive order titled “Unleashing American Energy” that paused certain disbursements of funds appropriated through the Inflation Reduction Act of 2022 and the Infrastructure Investment and Jobs Act, which may have direct implications on the policies and regulations that impact the automotive and transportation industries. This order seeks to rescind waivers granted by the Environmental Protection Agency, or EPA, for California's zero emission vehicle regulations with a focus on eliminating any “electric vehicle mandates” and terminating “state emission waivers that function to limit sales of gasoline-powered vehicles”, and modifying and/or eliminating specified GHG standards. Consequently, the availability of certain tax credits or other government incentives and our ability and that of our customers and competitors to benefit from these credits and incentives remain uncertain at this time. Moreover, the development of an alternative fuel besides electricity that results in low or no emissions may shift the focus of such regulations and incentive programs away from EV technology. If new regulations and/or such tax credits and/or other incentives are negatively impacted, decreased, and/or discontinued, the growth of the EV market generally, including our software-defined P7 vehicles specifically (if and when they are manufactured), and REE’s business, prospects, financial condition and operating results could be materially and adversely affected.

REE may encounter obstacles outside of its control that slow the adoption of its technology in the market, including but not limited to regulatory requirements or infrastructure limitations.

While REE’s products are subject to substantial regulation under federal, state and local laws, REE believes that its products are in compliance with all current applicable laws. Continued compliance with these regulations could be burdensome, time consuming, and expensive. However, to the extent the laws change, new laws are introduced, or if REE introduces new products in the future, some or all of its products may not continue to comply with applicable international, federal, state or local laws, and require change.

REE’s products are subject to environmental and safety federal and state regulations, including regulations promulgated by the EPA, the National Highway Traffic and Safety Administration and various state agencies, and certification required for each new model year in some cases. The risks, delays, and expenses incurred in connection with these compliance activities and with obtaining approval can be substantial.

In addition, REE’s P7 products involve a novel design and new technology, including locating critical vehicle components (steering, braking, suspension, powertrain and control) into the area between the chassis and the wheel and X-by-Wire control technology, which, excluding the U.S., may not meet existing safety standards or require modification in order to comply with various regulatory requirements. In particular, X-by-Wire technology in general has not received significant regulatory attention globally (excluding in the U.S.). More specifically, in 2023, we achieved EPA approval in the U.S. for our P7-C electric trucks. In January 2024, we announced that we became the first OEM to certify a commercial truck controlled fully by-wire to the FMVSS standards. In addition, subsequent to year-end, we achieved CARB certification. Despite our successful U.S. approvals and/or certifications, there is no guarantee that a vehicle incorporating REE’s X-by-Wire technology will receive regulatory approval including in the U.S. or internationally, and there is no guarantee that REE’s X-by-Wire control technology will comply with any relevant regulations that are put in place in the future. Compliance with regulatory requirements is expensive, at times requiring the replacement, enhancement or modification of equipment, facilities or operations. There can be no assurance that REE will be able to profit with respect to each of its product sales when offsetting any increased costs of complying with future regulatory requirements.

REE is subject to various environmental laws and regulations that could impose substantial costs on its business and cause delays in building its manufacturing facilities.

REE’s operations are and will be subject to international, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and REE has limited experience complying with them. Moreover, REE expects that it will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations, including their respective enforcement or the enforcement policy associated therewith, which may require REE to change its operations, potentially resulting in a material adverse effect on its business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of REE’s operations.

Contamination at properties REE will own or operate, REE formerly owned or operated or to which hazardous substances were sent by REE, may result in liability for REE under environmental laws and regulations, including, but not limited to, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on REE’s financial condition or operating results.

In addition, we are subject to certain requirements and voluntary expectations regarding environmental social, and governance, or ESG, matters from various governmental and self-regulatory organizations, including the Securities and Exchange Commission, or the SEC, and Nasdaq. Recent regulatory developments include the SEC's new climate-related disclosure rule (Final Rule 33-11275), currently stayed pending litigation, and California's Climate Corporate Data Accountability Act (SB-253) requiring disclosure of greenhouse gas (GHG) emissions. These regulations, along with voluntary ESG initiatives we may undertake in response to stakeholder expectations, could result in increased expenses and management attention. The collection, measurement, and reporting of ESG information, including GHG emissions data, can also be costly and complex, particularly given the lack of harmonized reporting standards across jurisdictions. Any failure to meet regulatory requirements or stakeholder expectations, whether mandatory or voluntary, could impact our reputation, relationships with stakeholders, and access to capital markets.

We may also be affected by market responses to climate change and broader ESG considerations, including efforts to reduce GHG emissions. Compliance with varying requirements across jurisdictions adds operational complexity and potential costs. The accuracy, adequacy, and completeness of our ESG disclosures, whether required by regulation or voluntarily provided, present operational, reputational, financial, and legal risks.

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

To the extent the laws change, REE’s products may not comply with applicable international, federal, state or local laws, which would have an adverse effect on its business. Compliance with changing regulations including the enforcement policy associated therewith, could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, REE’s business, prospects, financial condition and operating results would be adversely affected.

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

REE may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with REE’s suppliers and strategic partners and its customer and dealer base, intellectual property claims, shareholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. Such contract disputes with suppliers may result from our delay of manufacturing with respect to our performance of contract obligations. Such dispute may result in protracted litigation. In addition, REE could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy, ERISA or disability claims. In such matters, government agencies or private parties may seek to recover from REE very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit REE’s operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. For example, in December 2022, a lawsuit was filed alleging that REE and its U.S. based subsidiaries stole certain trade secrets and requested, inter alia, monetary damages in an amount of no less than $2.6 billion and exemplary damages in the amount of no less than $5.2 billion. For more information, see “Item 8: Financial Information—Legal Proceedings”. On August 26, 2024, the U.S. District Court W.D. Texas, Austin Division, or the District Court issued an order adopting the recommendation of the Report and Recommendation of U.S. Magistrate Judge Susan Hightower, granting REE’s motion to dismiss for forum non conveniens and ordering the clerk of the court to close the case. On September 26, 2024, the OSR Group filed a Notice of Appeal to the U.S. Court of Appeals for the Fifth Circuit, appealing the District Judge’s adoption of the Report and dismissal of the case for forum non conveniens. The appeal is currently pending and there is no definitive timetable for a final ruling. This lawsuit, if ultimately successful, would have a material adverse impact on REE’s operating results and consolidated financial position.

If we encounter contractual disputes or dispute of other natures with our suppliers, strategic partners and other third parties, our business, financial condition and results of operations may be adversely affected.

We deal with and enter into contracts with our suppliers, strategic partners and other third parties in our ordinary course of business. If we encounter contractual disputes with our suppliers, strategic partners and other third parties or other claims by such parties, our business, financial condition and results of operations may be adversely affected. The contractual terms between us and our suppliers, business partners or other third parties vary depending on various factors, including our business needs, among others. The terms of such contracts are generally negotiated on a case-by-case basis and are commercially reasonable at the time they are entered into. From time to time, there may be contractual disputes between us and suppliers, strategic partners or other third parties relating to our business.

We may face challenges in enforcing these contracts, particularly in circumstances where there are differing interpretations of applicable law and contract terms. Enforcement of such contract matters can be time-consuming, divert management and employee attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our operations, business, results of operations and/or financial condition.

Any such disputes may not only be costly and time-consuming to solve, but may also harm our reputation, subject us to contractual liabilities or significant settlement amounts, or otherwise adversely affect our business, financial condition and results of operations.

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

REE’s executive officers have limited experience managing a publicly traded company, interacting with public company investors and complying with the complex laws pertaining to public companies in the U.S.. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could require the devotion of a significant amount of their time to these activities, which will result in less time being devoted to the management and growth of the company, and could also result in increased costs due to hiring consultants to assist with compliance of public company laws, rules and regulations. REE has hired additional employees since becoming a public company has upgraded its finance and accounting systems to an enterprise system suitable for a public company, and a delay could impact its ability or prevent it from timely reporting its operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for REE to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. REE may not yet have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S., and it is possible that REE will be required to further expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

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

Our significant shareholders have influence and may be able to exert substantial influence over REE, including over decisions that require the approval of shareholders, and their interests may conflict with the interests of other shareholders, which could materially adversely impact REE as a public company and our shareholders’ investment in our company.

Among other investors, M&G Investment Management Limited and its affiliates, or M&G, along with Motherson Group have reported beneficially owning significant amounts of our Class A Ordinary Shares (including through the exercise of our Warrants or Convertible Notes in the case of M&G, subject to its 19.99% beneficial ownership blocker) in benficial ownership filings with the SEC. As a result, in addition to other investors, these shareholders and their affiliates may have influence over the management and affairs of our Company and, if they were to decide to act either alone or together with other shareholders, could have the ability to significantly influence matters submitted to our shareholders for approval, notwithstanding REE’s dual class structure, and in particular in circumstances where the holders of Class B Ordinary Shares are not aligned. For example, such shareholder(s) may encourage, cause or seek to cause REE to consider or explore extraordinary corporate transactions including a merger, reorganization or going-private transaction that could result in the de-listing or de-registration of our Class A Ordinary Shares, sales or acquisitions of assets or businesses, changes to our capitalization or dividend policy, or other material changes to our business or corporate structure. Such shareholders may also utilize rights pursuant to the provisions of the Companies Law to demand, where applicable, to call an extraordinary general meeting of shareholders at which the removal of some or all of our then-incumbent directors and the election of its nominees in their stead would be on the agenda. In this regard, M&G and Motherson have already pursued discussions with REE regarding the designation of a representative on our board of directors, culminating, in the case of Motherson, with it obtaining a representative on REE’s board of directors.

Success in obtaining a board seat gives a shareholder influence over the management and policies of REE and enables it to influence our operations for its own interests, which may be to the detriment of our other shareholders. The interests of one or more of these shareholders may not always coincide with, and in some cases may conflict with, the best interest of REE’s business and the interests of our other shareholders. These shareholders’ significant ownership in, and influence over, us may also discourage others from making an equity investment in us. In particular, this concentrated voting control limits other shareholders’ ability to influence corporate matters, including control of the composition of our board of directors and our corporate strategies. Such concentration may also make some transactions or corporate decisions more difficult or impossible without their support, or more likely with such shareholder(s)’ support.

There can be no assurances that either M&G and/or Motherson, among other investors, either alone or together with others, will not attempt one of the above-mentioned actions in a manner that our board of directors believes is not in the best interest of our shareholders. Such future actions may require us to devote significant additional resources and time that would otherwise be directed at our business and operations or may demotivate current executives and discourage other executives from joining REE. Any of the above actions could cause the price of our Class A Ordinary Shares to decline, depending on investors’ perceptions of such shareholder(s)’ actions and influence, including due to the perception that conflicts of interest may exist or arise. Any of the above actions, can also result in the transition of REE to a private company and a loss of liquidity and capital appreciation for your Class A Ordinary Shares, each of which would have a material adverse impact on the ownership of your Class A Ordinary Shares and our business and operations.

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

REE has incurred and expects to continue to incur increased costs as a result of its operation as a public company, and its management will be required to devote substantial time and resources to employing compliance initiatives in order to confirm with the regulatory requirements applicable to public companies.

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

Risks Related to REE’s Information Security

In order to enter into production of its products, REE must develop complex software and technology systems in coordination with its suppliers, service providers, and strategic partners. REE can provide no guarantee that such systems will be successfully developed and/or integrated.

REE’s products use a substantial amount of third-party and in-house software codes and complex hardware to operate. The development of such advanced technologies is inherently complex, and REE coordinates with its suppliers, service providers, and strategic partners in order to reach production for its products. Defects and errors may be revealed over time and REE’s control over the performance of third-party services and systems may be limited. Thus, REE’s potential inability to develop the necessary software and technology systems may harm its competitive position.

REE may rely on suppliers, including Motherson, and strategic partners, including Roush Industries, to develop a number of emerging technologies for use in its products, including lithium-ion battery technology. Certain of these technologies are not today, and may not ever be, commercially viable. There can be no assurances that REE’s suppliers and strategic partners will be able to meet the production timing and volume requirements to support its business plan, if and when REE resumes manufacturing its vehicles. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics REE anticipates in its business plan. As a result, REE’s business could be significantly impacted and REE may incur significant liabilities under warranty claims which could adversely affect its business, prospects, and results of operations.

REE is subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. REE’s actual or perceived failure to comply with such obligations could harm its business. Such legal requirements are evolving, uncertain and may require improvements in, or changes to, REE’s policies and operations.

REE expects to face significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. REE collects, stores, transmits and otherwise processes data from products, customers, employees and others as part of its business and operations, which may include personal data or confidential or proprietary information. REE also works with suppliers and strategic partners that collect, store and process such data on its behalf and in connection with its products.

REE has adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies, and continues to update systems and deploy additional measurers as REE grows. REE also considers the guidance provided by recognized frameworks established by the Israel National Cyber Directorate, ISO 27001, ISO 21434, ISO 9001, and other applicable industry standards to establish, implement, maintain and continually improve its information security management system. However, advances in technology, an increased level of sophistication and diversity of REE’s products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of the measures that REE uses. If REE is unable to protect its systems, and hence the information stored in its systems, from unauthorized access, use, disclosure, disruption, modification or destruction, such problems or security breaches could cause a loss, give rise to REE’s liabilities to the owners of confidential information or even subject it to fines and penalties. In addition, complying with various laws and regulations could cause REE to incur substantial costs or require it to change its business practices, including its data practices, in a manner adverse to REE’s business.

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

Significant capital and other resources are required to protect against information security breaches or to comply with REE’s privacy policies or privacy-related legal obligations and additional significant resources may be required to alleviate problems caused by such breaches in the event that they occur. The resources required increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. For example, we have added new product security features in preparation for our platform deliveries in 2025. In addition, REE intends to log certain data about each vehicle’s use in order to provide vehicle diagnostics and servicing on its vehicles. REE’s customers and/or future customers may object to the use of this data, which may increase REE’s vehicle maintenance costs, including as a result of the need to obtain vehicle servicing at a service center rather than automatically over-the-air, or may cause more limited customer servicing due to the absence of real-time data from customer vehicles that have opted out customer vehicles, each of which can harm REE’s business prospects.

Any failure or perceived failure by REE to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause REE’s potential customer base to lose trust in REE and could expose REE to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally and decrease demand in the last-mile and mid-market delivery markets, which may reduce the number of orders REE receives. Moreover, if a compromise of data were to occur, REE may become liable under its contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. REE’s systems, networks and physical facilities could be breached or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce REE’s employees to disclose information or user names and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, products, systems, networks and/or physical facilities utilized by REE’s service providers and vendors. There can be no assurance that any security measures that REE or its suppliers and strategic partners have implemented will be effective against current or future security threats.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. REE may not be able to monitor and react to all developments in a timely manner. For example, the CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of certain disclosures of personal information, and allow for a new cause of action for data breaches. As REE expands its operations, the CCPA may increase REE’s compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S. Other states have begun to propose similar laws. Compliance with any applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and REE may be required to put in place additional mechanisms to comply with such laws and regulations.

REE publishes privacy policies and other documentation regarding its collection, processing, use and disclosure of personal information and/or other confidential information. Although REE endeavors to comply with its published policies and other documentation, REE may at times fail to do so or may be perceived to have failed to do so. Moreover, despite its efforts, REE may not be successful in achieving compliance if REE’s employees, contractors, service providers or vendors fail to comply with its published policies and documentation. Such failures can subject REE to potential local, state and federal action if they are found to be deceptive, unfair, or misrepresentations of its actual practices. Claims that REE has violated individuals’ privacy rights or failed to comply with data protection laws or applicable privacy notices even if REE is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm its business.

REE and its suppliers, service providers, and strategic partners are subject to cybersecurity and other risks with respect to each of their respective technology, systems, and software and any material failure, weakness, interruption, cyber event, incident or breach of security in connection with the foregoing could prevent REE from effectively operating its business, or may cause harm to its business that may or may not be reparable.

While we seek to adhere to the industry's best practices by implementing security controls, including ISO 27001, and by establishing measures to manage and reduce the risks associated with engaging third-parties, including suppliers, service providers, and strategic partners, cybercrime continues to escalate. Threats posed by malware, viruses, hacking, social engineering attacks, and especially ransomware attacks are increasingly common. These threats pose significant risks and have a considerable impact. Specifically, REE is at risk for interruptions, outages and breaches of its: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by REE, its suppliers, service providers, and/or strategic partners; (b) facility security systems, owned by REE, its suppliers, service providers, and/or strategic partners; (c) transmission control modules or other in-product technology, owned by REE, its suppliers, service providers, and/or strategic partners; (d) the integrated software in REE’s products; or (e) customer data that REE processes, its suppliers, service providers, and/or strategic partners process on its behalf. In addition, some of our employees work remotely, which increases our cybersecurity risk, creates data accessibility concerns, and makes us more susceptible to security breaches or business disruptions. REE’s systems are vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures (including the internet), viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm REE’s systems. Such interruption, outage and/or breach incidents could: materially disrupt REE’s operational systems, including planned over-the-air update capabilities; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of employees, potential customers, suppliers, service providers, and strategic partners, or others; jeopardize the security of REE’s facilities; or affect the performance of in-product technology and the integrated software in REE’s products.

We also use and/or rely upon third-party technology, software, and systems in various contexts, including, without limitation, cloud services, single-sign on platforms, email, word processing, back-office support, payment processing, cybersecurity, and other functions. These third-party providers, as applicable, process, store, and/or transmit data of our employees, suppliers, strategic partners, and customers, and, as applicable, are otherwise used to help operate and/or monitor our technology and our business. Any incident affecting the infrastructure and/or systems of these third parties that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures (including internet failures), terrorist or other attacks, regional epidemics or global pandemics, and other similar events beyond our control could negatively affect our business operations. There can also be no assurance that any security measures that such third-parties have implemented for their systems and, where applicable, our systems, will be effective against current and/or future security threats, or that such third parties will properly monitor both their technology and systems and, where applicable our systems, and alert us of an ongoing threat or issue, when necessary or required. For example, we are aware that one of our third party’s systems was penetrated in the past, which has not had a material impact on REE to-date.

Likewise, we cannot guarantee that the third party software and/or systems that we use will not cause outages and/or other issues across our information technology systems along with their systems. For example, one of our service provider’s software updates caused significant temporary outages to its customers’ systems resulting in significant interruptions of their business operations. REE was not materially impacted from such event to-date. Although we strive to reduce the risk associated with such third parties, our ability to monitor and control these third-parties is limited. As a result, we may fail to conduct proper due diligence, adequately monitor their compliance, fail to receive notification of a cyber event, or may fail to discover their failure to comply with these requirements. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, or prospects.

In addition, we outsource all of the infrastructure relating to our cloud solution to Amazon Web Services, or AWS, which is our sole provider of these services and hosts our platform and many of the internal programs that we use to operate our business. We rely solely upon AWS to ensure the uninterrupted operation of our cloud-based infrastructure, including in connection with our in-vehicle services and functionality. This cloud utilizes data connectivity to monitor performance and timely capture opportunities to enhance on-the-road performance and for safety and cost-saving preventative maintenance. Therefore, any significant disruption of, limitation of our access to, or other interference with our use of AWS’ cloud services would negatively impact our operations and would likely seriously harm our business. In an effort to mitigate certain risks, the cloud services we receive from AWS include design features and elements designed to prevent or minimize service disruption, including a disaster recovery service and the use of distinct server farms in separate locations for hosting our platform and services, either one of which is capable of supporting our platform and services without material interruption even in the event of a failure at the other, corresponding server farm. Nevertheless, a prolonged service disruption affecting our cloud-based solution could negatively impact our ability to conduct our operations and could damage our reputation with current and potential customers, expose us to liability, or otherwise harm our business.

Any transition of the cloud services currently provided by AWS to another cloud services provider could require significant time and expense and could disrupt or degrade our operations during such a transition. Our business relies on the availability of our cloud, and there would likely be significant interruption in our operations in the event that we are not able to access our cloud or encounter difficulties in doing so. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, changes or interprets its terms of service or policies in a manner that is unfavorable with respect to us or fails to agree to renew our contract or enter into a new contract on terms that are acceptable to us, our business, financial condition, revenue, results of operations or cash flows may be harmed.

Moreover, there are inherent risks associated with developing, improving, expanding and updating REE’s current systems, such as the disruption of REE’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect REE’s ability to manage its data and inventory, procure parts or supplies or assemble, deploy, deliver and service its products, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. REE cannot be sure that these systems upon which it relies, including those that it relies upon from third parties, will be effectively implemented, maintained or expanded as planned. If REE does not successfully implement, maintain or expand these systems as required, its operations may be disrupted, its ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in its disclosure controls and procedures, including its internal control over financial reporting, which may impact REE’s ability to certify its disclosures and financial results. Moreover, REE’s proprietary information or intellectual property could be compromised or misappropriated and its reputation may be adversely affected. If these systems do not operate as REE expects them to, REE may be required to expend significant resources to make corrections or find alternative sources for performing these functions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, or prospects.

Any unauthorized control or manipulation of the information technology systems in REE’s products could result in loss of confidence in REE and its products and harm REE’s business.

REE’s X-By-Wire technology contains complex information technology systems. Such technology controls each of the various functions in our products including steering, braking, suspension, powertrain and control. REE’s hardware and software products are also outfitted with built-in data connectivity capabilities to accept and install periodic remote updates from REE, when made available, to improve or update the functionality of its products. REE has designed, implemented and tested security measures intended to prevent cybersecurity breaches or unauthorized access to its information technology networks, its technology products and their systems, and intends to implement additional security measures as necessary. However, hackers or other types of criminals may attempt to physically or through online means gain unauthorized access to such products or systems to modify, alter and use such networks, products and systems to gain control of, or to change, REE’s products’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the products. In addition, as we plan to transition to offering product-related data, including increased vehicle connectivity and over-the-air updates, our products may increasingly be subject to cyber threats. Hackers may attempt to infiltrate, steal, corrupt, or manipulate the data that we store on our AWS cloud, which could also result in our in-vehicle systems malfunctioning when connected to such cloud or the loss of control by a driver of a vehicle in favor of such hacker and his/its commands. In particular, REE’s systems affect the control of various vehicle functions including engine, transmission, safety, steering, navigation, acceleration, and braking. We have designed, implemented, and tested security measures intended to prevent unauthorized access to these systems. However, hackers may attempt in the future to gain unauthorized access to modify, alter, and use such systems to gain control of, or to change, the functionality, user interface and performance characteristics of vehicles incorporating our technology, or to gain access to data stored in or generated by the vehicle. In addition, as we transition to offering products that involve cloud-based solutions, including over-the-air updates, such products may increasingly be subject to cyber threats. Any unauthorized access to or control of our technology, including our proprietary software, or their systems, or any unauthorized access to or loss of end user data, could result in risks to end users, including a loss of vehicle control, which we may be unable to reestablish, or failure of our systems, any of which could have material adverse effects on our business, legal claims or proceedings. Vulnerabilities could be identified in the future and REE’s remediation efforts may not be successful. Any unauthorized access to or control of REE’s products or their systems could result in personal injury and/or death along with legal claims or proceedings, including in cases where there is a loss of data. Any of the above could materially negatively affect REE’s brand and harm its business, prospects, financial condition and operating results. In addition, regardless of their veracity, reports of unauthorized access to REE’s products, their systems or data, as well as other factors that may result in the perception that REE’s products, their systems or data are capable of being “hacked,” could materially negatively affect REE’s brand and harm its business, prospects, financial condition and operating results.

Risks Related to REE’s Intellectual Property

REE may incur significant costs and expenses in connection with the protection and enforcement of its intellectual property rights, including but not limited to litigation costs.

REE relies on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses, and other contractual rights to establish and protect its rights in its technology. Despite REE’s efforts to protect its proprietary rights, third parties may attempt to copy or otherwise obtain and use REE’s intellectual property or seek court declarations that they do not infringe upon its intellectual property rights. Monitoring unauthorized use of REE’s intellectual property is difficult and costly, and REE has taken or will take steps in an effort to reduce misappropriation. From time to time, REE may have to resort to litigation to enforce its intellectual property rights, which could result in substantial costs and diversion of its resources.

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
Patent, trademark, and trade secret laws vary significantly throughout the world. For example, a number of countries do not protect intellectual property rights to the same extent as the laws of the U.S. Failure to adequately protect REE’s intellectual property rights could result in its competitors offering similar products, potentially resulting in the loss of some of REE’s competitive advantage and a decrease in its revenue which, would adversely affect its business, prospects, financial condition and operating results.

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

Companies, organizations, or individuals, including REE’s competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with REE’s ability to make, use, develop, sell, lease or market its products which could make it more difficult for REE to operate its business. From time to time, REE may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge REE to take licenses. For example, in December 2022, a lawsuit was filed alleging that the REE and its U.S. based subsidiaries have stolen certain trade secrets and requested, inter alia, monetary damages in an amount of no less than $2.6 billion and exemplary damages in the amount of no less than $5.2 billion. Such lawsuit was ultimately dismissed by the District Court for Forum Non Conveniens on August 26, 2024, however, on September 26, 2024, the plaintiff filed a Notice of Appeal to the U.S. Court of Appeals for the Fifth Circuit, appealing the District Judge’s adoption of the Report and dismissal of the case for forum non conveniens. For more information, see “Item 8: Financial Information—Legal Proceedings”. REE’s applications and uses of trademarks relating to its design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. In addition, if REE is determined to have infringed upon a third party’s intellectual property rights, it may be required to do one or more of the following:

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

Many of REE’s employees were previously employed by other technology or automotive companies or their suppliers. REE may be subject to damages resulting from claims that it or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. For example, in December 2022, a lawsuit was filed alleging that the REE and its U.S. based subsidiaries have stolen certain trade secrets and requested, inter alia, monetary damages in an amount of no less than $2.6 billion and exemplary damages in the amount of no less than $5.2 billion. For more information, see “Item 8: Financial Information—Legal Proceedings”. Litigation may be necessary to defend against these claims. If REE fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent REE’s ability to commercialize its products, which could severely harm its business. Even if REE is successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

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

The terms of funding received from the Israel Innovation Authority require us to satisfy certain conditions that may limit and/or delay our ability to engage in certain transactions and which may reduce any potential consideration received by REE in connection with such transaction(s).

REE received funding from the Israel Innovation Authority, or the IIA, to partially finance its research and development efforts in relation to its Softwheel know how and products. For clarity, REE previously operated under the name Softwheel Ltd. in connection with its original advanced in-wheel suspension technology segment. Reference to Softwheel herein is only with respect to such technology segment. Softwheel received approximately $1,215,000 under the IIA’s standard royalty-bearing programs and under the IIA’s “Incubator” program. While the Company currently has no plans to use or monetize Softwheel know-how or products, and therefore does not expect to make royalty payments to the IIA in connection thereto in the near future, it remains subject to the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, the IIA’s regulations, and the terms and the conditions of IIA’s programs, or collectively the Innovation Law. Among other terms and conditions, the Innovation Law restricts the Company’s ability to transfer, in any manner, know-how funded by the IIA, without the IIA’s prior approval. Transfer of such know-how outside of Israel may be subject to certain payments to the IIA of up to six times the amount of IIA funding and interest. Approval of transfer of IIA funded know-how to another Israeli company may be granted only if the recipient assumes the obligations under the Innovation Law and may be subject to royalty payments to the IIA. In addition, any change of control in REE, and any change of ownership that would cause a non-Israeli to become an “interested party” as defined in the Innovation Law (which includes any person who holds 5% in the Company or has a right to appoint a director), requires written notice to the IIA. Such non-Israeli interested party is required to sign an undertaking on a standard form required by the IIA, to comply with the rules and regulations applicable to IIA funding programs, including the restrictions and limitations on the transfer of IIA funded know-how. These terms and conditions may limit and/or delay the Company’s ability to engage in future transactions, including transactions that could qualify as a change in control of REE or direct investment, and may reduce the potential consideration received by REE in connection with such transaction(s), including, for example, a transaction that involves the transfer of IIA funded know-how outside of Israel by any amounts that REE is required to pay to the IIA.

Risks Related to REE’s Dual Class Structure

The dual class structure of our Ordinary Shares has the effect of concentrating voting power with REE’s Founders, who serve as its Chief Executive Officer and Chief Technology Officer, which limits an investor’s ability to influence the outcome of important transactions, including a change in control.

The Class B ordinary shares, without par value, of REE, or Class B Ordinary Shares, have 10 votes per share, while shares of Class A Ordinary Shares have one vote per share. REE’s Founders, Daniel Barel and Ahishay Sardes, hold all Class B Ordinary Shares granting each of them, when combined with each of their holdings of Class A Ordinary Shares, approximately 26.6% of voting power and together approximately 53.2% of the voting power of REE as of May 7, 2025. See “Item 7A. Major shareholders”. As a result, if they act together, they will be able to control matters submitted to REE’s shareholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets or other major corporate transactions (although neither Founder individually has a majority of the voting power). REE’s Founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. While the Class B Ordinary Shares do not have any economic rights, this concentrated control may have the effect of delaying, preventing or deterring a change in control of REE, could deprive its shareholders of an opportunity to receive a premium for their shares as part of a sale of REE, and might ultimately affect the market price of shares of Class A Ordinary Shares.

REE cannot predict the impact REE’s dual class structure may have on the stock price of Class A Ordinary Shares.

REE cannot predict whether REE’s dual class structure will result in a lower or more volatile market price of Class A Ordinary Shares or in adverse publicity or other adverse consequences. Previously, certain index providers announced restrictions on including companies with multiple-class share structures in certain of their indexes. For example, S&P Dow Jones in 2017 announced the exclusion of companies utilizing dual or multi-class capital structures from the S&P Composite 1500, comprised of the S&P 500, S&P MidCap 400 and S&P SmallCap 600. However, in April 2023, it reversed this policy and announced that companies with dual or multi-class capital structures will again be eligible for inclusion in its indices. MSCI and FTSE Russell had similar discussions surrounding the issue of dual classes as well. Due to the policy discussions of index providers, we cannot guarantee that we will not be excluded from an index due to our dual share class. In the event that REE is ineligible for inclusion in an index, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track such index would not invest in our Class A Ordinary Shares. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from indexes could make our Class A Ordinary Shares less attractive to other investors. In addition, certain proxy advisory firms oppose the use of multiple class structures and may publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. As a result, the market price of Class A Ordinary Shares could be adversely affected.

In addition, institutional investors and certain investment funds may also be precluded, reluctant or unwilling to invest in entities with dual class structures due to a lack of ability to meaningfully influence corporate affairs and policies through voting. Such restrictions, reluctance and unwillingness may make our Class A Ordinary Shares less attractive to investors and, as a result, the market price of our Class A Ordinary Shares could be adversely affected.

The market price of REE’s Class A Ordinary Shares has been extremely volatile and may continue to be volatile due to numerous circumstances beyond our control.

The market price of our Class A Ordinary Shares has fluctuated, and may continue to fluctuate, widely, due to many factors, some of which may be beyond our control. These factors include, without limitation:

•“short squeezes”;
•comments by securities analysts or other third parties, including blogs, articles, message boards and social and other media;
•large stockholders exiting their position in our securities or an increase or decrease in the short interest in our securities;
•actual or anticipated fluctuations in our financial and operating results;
•changes in foreign currency exchange rates;
•the commencement, enrollment or results of our planned or future clinical trials of our product candidates or those of our competitors;
•regulatory or legal developments in the United States and other countries;
•the success of competitive products or technologies;
•developments or disputes concerning patent applications, issued patents or other proprietary rights;
•the recruitment or departure of key personnel;
•litigation matters, including amounts which may or may not be recoverable pursuant to our officer and director insurance policies, regulatory actions affecting the Company and the outcome thereof;
•actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•significant lawsuits, including patent or shareholder litigation;
•variations in our financial results or those of companies that are perceived to be similar to us;
•market conditions in our market sector;
•general economic, political, and market conditions and overall fluctuations in the financial markets in the United States and abroad; and
•investors’ general perception of us and our business.

Stock markets in general and our stock price in particular have recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies and our Company. For example, the closing sale prices of our Class A Ordinary Shares from January 1, 2024 through December 31, 2024, ranged from a high of $11.07 per share (on December 11, 2024) to a low of $2.965 per share (on September 13, 2024). These broad market fluctuations may adversely affect the trading price of our securities. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our Class A Ordinary Shares to fluctuate substantially, which may limit or prevent our shareholders from readily selling their Class A Ordinary Shares and may otherwise negatively affect the liquidity of our Class A Ordinary Shares.

In addition, if the price of our Class A Ordinary Shares continues to trade at its current level, it may imply as a negative indicator of the valuation of our intangible and/or tangible assets, which could result in an impairment for these assets.

Risks Related to REE’s Incorporation and Location in Israel

Political, economic and military conditions in Israel, including the October 2023 attack by Hamas and other terrorist organizations and Israel’s subsequent war in response, could adversely affect REE’s supply chain, business, operations, and ability to raise capital.

REE is incorporated under the laws of the State of Israel, and its principal research and development facilities, including REE’s major data centers, and executive offices, where almost half of its employees are employed, are located in Israel. In addition, the majority of REE’s key employees, officers, and directors are Israeli citizens. Accordingly, political, economic and military conditions in Israel directly affect its business. In recent years, Israel has been engaged in armed conflict with terrorist organizations in the Middle East, including Hamas in the Gaza Strip, Hezbollah in southern Lebanon, and the Houthis in Yemen. For example, since October 7, 2023, Israel has been in a state of war with Hamas and other terrorist organizations in the Gaza Strip and in military conflict with Hezbollah and the Houthis. It is possible that other terrorist organizations, as well as other hostile countries, will join the hostilities and that such clashes may escalate in the future into a greater regional conflict. In addition, Israel is under current threats from Iran, including after Iran’s attacks in 2024. The fall of the Assad regime in Syria likewise created additional regional instability, including with respect to Turkey.

While our facilities have not been damaged during the current period, in the event that REE’s facilities are damaged as a result of conflict or hostilities otherwise disrupt REE’s operations in Israel, its research and development could be materially adversely affected along with REE’s ability to manage its operations and supply chain from its headquarters. For example, shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt REE’s management and employees’ ability to effectively perform their daily tasks. The current conflict has also led to a deterioration of certain indicators of Israel’s economic standing, including a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch. Any conflict involving Israel, the interruption or curtailment of trade between Israel and its trading partners, significant downturn in the economic or financial conditions in Israel, or any political instability in the region could adversely affect Israel’s economy, business conditions and/or our business operations, results of operations, and financial condition. It may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments pursuant to force majeure provisions in such agreements. This may also make it more difficult for us to raise capital, which would adversely affect REE’s operations and results of operations and the market price of our Class A Ordinary Shares.

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

Moreover, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, actions of certain international bodies along with activists who advocate for the boycott of Israel, have developed and may continue to foster a negative perception of Israel and/or its citizens, which may include its businesses. For example, the 2024 ruling of the International Court of Justice with respect to Israel’s actions during the current Gaza war and the International Criminal Court’s November 2024 arrest warrants for Prime Minister Benjamin Netanyahu and then-Defense Minister Yoav Gallant have enhanced anti-Israeli political efforts. The foregoing efforts by countries, activists, and international bodies, particularly if they become more widespread, may materially and adversely impact our business and/or supply chain, including if any suppliers or partners terminate or seek to terminate our commercial relationship due to such efforts.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity and/or regional conflict, there have been periods of significant call-ups of military reservists, including in response to the October 7, 2023 attack and subsequent war. REE’s operations and business could be disrupted by such call-ups, particularly if such call-ups include members of REE’s management.

Political instability in Israel could also disrupt REE’s operations. Having held five general elections between 2019 and 2022, government policy is subject to regular disruptive changes. The current government of Israel had pursued changes to Israel’s judicial system in 2023, which sparked protests, and has recently renewed its efforts to effect such changes. Additionally, Prime Minister Benjamin Netanyahu is currently standing trial on corruption and it is not clear to what extent this will affect the stability of the government. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, growth prospects, and our ability to raise additional funds.

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

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of REE, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of REE to REE or REE’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law, 5759-1999, as amended, or the Companies Law, or the Israeli Securities Law, 5728-1968, as amended, or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Amended and Restated Articles will not relieve REE of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of REE will not be deemed to have waived REE’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with REE or its directors or other employees which may discourage lawsuits against REE, its directors, officers and employees.

REE is a foreign private issuer and, as a result, it is not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

REE reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Because REE qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, shareholder proposals, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although it is subject to Israeli laws and regulations with regard to certain of these matters and intends to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

As discussed above, REE is a foreign private issuer, and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to REE on June 30, 2025. In the future, REE would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If REE loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. REE would also have to comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, REE would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

Risks Related to Ownership of the Class A Ordinary Shares

REE may issue additional Class A Ordinary Shares or other securities without shareholder approval, which would dilute existing ownership interests and may depress the market price of Class A Ordinary Shares.

REE has previously issued and may continue to issue additional Class A Ordinary Shares or other equity securities of equal or senior rank in the future in connection with, among other things, REE’s equity incentive plan, without shareholder approval, in a number of circumstances. REE’s issuance of additional Class A Ordinary Shares or other equity securities of equal or senior rank would have the following effects:

•REE’s legacy shareholders’ proportionate ownership interest in REE may decrease;
•the amount of cash available per share, including for payment of dividends in the future, may decrease;
•the relative voting strength of each previously outstanding Class A Ordinary Share may be diminished; and
•the market price of Class A Ordinary Shares may decline.

As of December 31, 2024, REE had 65,744 Class A Ordinary Shares available for future grant under the 2021 Plan and 154,284 shares available under the Employee Stock Purchase Plan. There were 3,806,089 Class A Ordinary Shares underlying outstanding options under its equity incentive plans, at a weighted average exercise price of $4.58 per share, 3,362,234 of which were vested and exercisable. Additionally, there were 1,582,803 Class A Ordinary Shares underlying outstanding RSUs under its equity incentive plan.

Future sales of large amounts of shares into the public markets may adversely affect the market price of Class A Ordinary Shares.

We have issued and sold, and may continue to issue and sell, additional Class A Ordinary Shares and/or securities convertible or exchangeable into Class A Ordinary Shares in the public markets. Such sales in the past have included our ATM program, securities offerings during 2024, and, most recently, our registered direct offerings during March 2025. As a result, a substantial number of our Class A Ordinary Shares can be sold in the public market, along with sales by investors that purchased our securities in connection thereto. For example, as further described in Item 7.A of this Annual Report, among other shareholders, M&G currently holds 19.5% of our Class A Ordinary Shares along with additional shares that it can acquire through Warrants and Convertible Notes whereas Motherson currently holds 18.5% of our Class A Ordinary Shares. These shareholders along with other shareholders of REE could sell any or all of their shares at any time on the public market or to a person who wishes to acquire control of us, including in circumstances where such shareholder(s) no longer believes in REE, its management, financial condition, and/or business plan. Sales of a substantial number of our Class A Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares and/or impair our ability to raise capital through the sale of additional equity securities. Such large sale amounts could likewise cause our share price to fall below the minimum bid amount on Nasdaq, which may cause us to be delisted if we are unable to reestablish compliance with the minimum bid amount.

Additionally, pursuant to the Investors’ Rights Agreement (defined below) between REE, 10X Capital Venture Acquisition Corp., or 10X, Capital and certain of REE’s shareholder, the Sponsor can demand that REE register its registrable securities under certain circumstances and also has piggyback registration rights for these securities in connection with certain registrations of securities that REE undertakes. REE is also required to use its commercially reasonable effort to maintain the effectiveness of a registration statement under the Securities Act covering such securities and certain other securities of REE, including those held by PIPE Investors. The availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of REE’s Class A Ordinary Shares.

Risks Related to Taxation

The IRS may not agree that REE should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although REE is incorporated and tax resident in Israel, the IRS may assert that it should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended, or the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation if it is created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia. Because REE is not so created or organized (but is instead incorporated only in Israel), it would generally be classified as a foreign corporation (that is, a corporation other than a U.S. “domestic” corporation) under these rules. Section 7874 of the Code provides an exception under which a corporation created or organized only under foreign law may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes, such as when a foreign corporation acquires the shares of a U.S. corporation.

Based on the terms of the Agreement and Plan of Merger, dated as of February 3, 2021, by and among 10X Capital, REE and Merger Sub, as such agreement may be amended or otherwise modified from time to time in accordance with its terms, or Merger Agreement, and the rules for determining share ownership under Code Section 7874 and the Treasury regulations promulgated under Code Section 7874, or the Section 7874 Regulations), REE is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Code Section 7874 after the merger of Spark Merger Sub Inc., or Merger Sub, with and into 10X Capital, with 10X Capital surviving the merger and becoming a wholly-owned subsidiary of REE, along with the other transactions contemplated by the Merger Agreement, or the Merger. However, the application of Section 7874 of the Code is complex, is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. tax laws and regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of REE as a foreign corporation under Code Section 7874 or that such challenge would not be sustained by a court.

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of REE and its subsidiaries, there is a significant risk that REE was a PFIC for U.S. federal income tax purposes for 2024, and REE may be a PFIC for U.S. federal income tax purposes for the current or future taxable years. This is a factual determination that depends on, among other things, the composition of REE’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus a complete determination can only be made annually after the close of each taxable year. Furthermore, the value of our gross assets is likely to be determined in part by reference to our market capitalization, which may fluctuate significantly. Thus, no assurance can be given as to whether REE will be a PFIC in the current or any future taxable year. In addition, REE’s U.S. counsel expresses no opinion with respect to REE’s PFIC status for 2024, current, or future taxable years.

If REE is a PFIC for any taxable year, a U.S. Holder of Class A Ordinary Shares and/or Warrants may be subject to adverse tax consequences and may incur certain information reporting obligations. Under the PFIC rules, unless such U.S. Holder makes an election available under the Code (which election could itself have adverse consequences for such U.S. Holder), such U.S. Holder may be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of Class A Ordinary Shares and/or Warrants, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of the Class A Ordinary Shares and/or Warrants. Certain elections (including a qualified electing fund election (or a QEF election) or a mark-to-market election) that may be available to U.S. Holders of Class A Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, however, are not available with respect to the Warrants. Additionally, there can be no assurance that REE will have timely knowledge of its status as a PFIC in the future or that REE will timely provide information that would be required in order for a U.S. Holder to make a QEF election. See “Item 10..E. Taxation – Certain Material U.S. Tax Considerations – U.S Federal Income Tax Consequences of the Ownership and Disposition of Class A Ordinary Shares and Warrants to U.S. Holders – Passive Foreign Investment Company Rules” for further discussion. U.S. Holders of Class A Ordinary Shares and/or Warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to REE and the ownership of Class A Ordinary Shares and/or Warrants.

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

Investors and others should note that we may announce business and financial information to our investors using our website www.ree.auto, our SEC Filings, webcasts, press releases, and public conference calls. We use these mediums, including our website, to communicate with investors and the general public about our company, our products, and other issues. It is possible that the information that we make available on our website may be deemed to be material information. We therefore encourage investors and others interested in our company to review the information that we make available on our website.

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
B. Business Overview

Company Overview

We are an automobile technology company that develops and produces cutting edge software-defined vehicle technology that manages vehicle operations and features through proprietarily-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced SDV technology utilizes zonal architecture to enhance redundancy and stability and it contains the capabilities for updates and improvements over-the-air throughout an SDV’s lifespan. This makes Powered by REE® vehicles highly adaptable to customer and market changes.

Reliant upon our patent-protected SDV technology, our full by-wire P7 electric commercial truck is certified under U.S. Federal Motor Vehicle Safety Standards, or FMVSS. Powered by REE vehicles demonstrate our commitment to offer what we believe to be intelligent, flexible, and scalable mobility solutions while shortening and streamlining the processes, costs and time to market for such vehicles for our customers.

Our approach of “complete not compete” allows original equipment manufacturers to license our technology in order to design and build vehicles reliant upon our SDV technology to their specific requirements and needs. Our technology and collaborative application programming interface, or API, approach allows OEMs to connect their current and future operating systems and application layers having significant input on the design of the system according to their individual needs. In addition, our software flexibility allows delivery and logistics fleets, dealers, Mobility-as-a-Service, or MaaS, providers and others to incorporate their Voice of the Customer, or VoC, input into new vehicle designs and applications. Incorporation of this voice allows these customers to design vehicles that are better tailored to the specific needs of their end-user base and the market in which they service.

Our SDV technology is a combination of software, electrical hardware, and by-wire technology.

Software: Our patent-protected proprietary software controls different automotive functions including vehicle dynamics, safety, power loops, efficiency, advanced driver-assistance systems, or ADAS, infotainment and over-the-air, or OTA, services. Our software and analytics support optimized performance and provide advanced data analytics via our REEai Cloud. With embedded software redundancies on both the communication layer and the application layer, we are able to support high levels of ADAS and autonomy features including Level 4, or L4, autonomous driving.

Electrical Hardware: We have developed a fast system on chip, or SoC, built in collaboration with Infineon and Vitesco to run our propriety software in a secure, stable, and efficient manner. Our current Gen4 SoC is designed in a full zonal architecture, allowing for a significant reduction in the number of vehicle electronic control units, or ECUs, and controllers. Our SoC is designed in an effort to be future-proof with OTA update capabilities, embedded hardware redundancies, and ample computing power.

X-By-Wire: Our X-By-Wire vehicles rely upon our proprietary REEcorner™ design, which packs critical vehicle components including steering, braking, suspension, powertrain, and control into a single compact module that is located between the chassis and the wheels. Each module is independently controlled, eliminating traditional mechanical linkages. Once each of our REEcorners are positioned across the four corners of our chassis, they can independently improve driving precision on the road, which we believe produces a safer vehicle overall. Key benefits to our X-By-Wire include what we believe will be a lower overall total cost of ownership, or TCO, and operational efficiency. Our X-By-Wire technology is power agnostic, allowing us to utilize different power sources and configurations including different battery types, hybrid vehicles, and fuel cells. Our REEcorner design is able to incorporate multiple drive, brake, suspension, and other components including several existing off-the-shelf components, maximizing compatibility with OEMs.

Over the past year, we focused our efforts on producing our P7 vehicle lineup for the North American medium-duty truck segment due to what we believe to be its total addressable market size, importance of TCO improvements for commercial fleets, and strong business case for fleet operators and logistic companies to electrify their fleets. We target delivery and logistic fleets, dealers, new mobility players, MaaS providers, and autonomous driving companies. Our goal has been to allow these companies to build entire fleets based on our SDV Powered by REE platforms. We aim to offer many customer benefits including a reduced TCO, lower maintenance and spare-part inventory management costs, higher active and passive safety standards, improved vehicle efficiency, ADAS, and increased fleet management system compatibility. We further believe that by incorporating our proprietary software through our certified hardware architecture, our potential customers and customers can design and bring to market new vehicles faster and at a lower cost, which may improve their competitiveness in their respective markets. By “completing and not competing”, we can partner with customers, including OEMs, in the automotive industry where electric and autonomous vehicles will be “Powered by REE”, allowing for what we aim to be a faster and larger adoption of our X-by-Wire technology and electrification at scale.

To-date, we have made progress discussing the integration of our SDV technology into certain OEMs’ model lineups across several markets and categories, from passenger vehicles to heavy duty commercial trucks. Additionally, in February 2025, we launched REEai Cloud to provide advanced data analytics to fleets based on artificial intelligence capabilities, among others.

As a technology company, we seek to partner with other leaders for the production and assembly of our P7 vehicle lineup. In 2024, we entered into a strategic partnership with Motherson Group, one of the largest automotive component manufacturers with operations in more than 400 facilities across 44 countries globally. Through this partnership we expect Motherson to manage our global supply chain and drive operational and manufacturing improvements, impacting our production line, supply chain management, bill of materials, or BOM, and cost structure. In addition, we contracted with Roush Industries Inc., a leading global product development supplier operating across more than 30 countries, to assemble our P7 lineup in its U.S. facilities in Michigan. We have begun the necessary preparations at Roush’s Michigan facility for deliveries to the North American market such as tooling with respect to the assembly of Powered by REE® vehicles. In tandem, we have commenced the production of our initial vehicles for delivery in the coming months.

In addition, we have partnered with various dealerships in North America in an effort to build one of the largest commercial EV dealership networks. As of the date of this Annual Report, our dealer network spans across approximately 80 locations in both the U.S. and Canada, each an Authorized Dealer. Each of our Authorized Dealers have placed initial orders for our P7 products, with certain Authorized Dealers placing follow-on capacity reservations. We have also entered into a non-binding memorandum of understanding with a leading technology company to produce autonomous shuttles. Our reservations include both binding sales orders and non-binding capacity reservations, including those from our March MOU (defined below). Reservations are intended to include deliveries over the next few years.

Over the past year and through the date of this Annual Report, we have made progress on the following main business fronts:

•Growing our vehicle reservations value
•Kicking off production of our P7 program
•Securing a global supply chain for the P7 lineup
•Increasing our North American footprint through our Authorized Dealer network, or ADN, to approximately 80 locations
•Advancing discussions with OEMs and technology companies for integration of our SDV technology into their vehicle platforms
•Initiating autonomous driving, or AD, programs with Airbus
•Launching REEai Cloud product in February 2025; and
•Securing a strategic partnership and investment from Motherson and launching U.S. assembly and integration of our P7 products with Roush, both of which help us achieve improved operating economics while accelerating our ability to scale and meet demand.

Recent Business Developments & Initiatives

Increasing our footprint through our Authorized Dealer Network, one of North America’s largest for pure commercial EVs

We have focused over the past year on commercializing our Powered by REE vehicles, the P7 lineup. To do this, we have built out and continue to build a network of carefully curated authorized dealers, focusing on those that have embraced the EV future of commercial vehicles and that are in geographic areas of high demand. In certain cases, our Authorized Dealers are also located in states that provide their own tax incentives. Using this large dealer network, we expect to provide sales and service points to the fleet customers across North America.

In 2024, we continued to expand our Authorized Dealership Network to approximately 80 locations across the U.S. and Canada. As of the date of this Annual Report, each of our Authorized Dealers have placed initial orders.

As of the date of this Annual Report, we had built an ADN that consists of, among other dealers: Pritchard EV, Tom's Truck Center, Industrial Power & Truck Equipment, New England Truck Solutions, FMI Truck Sales & Services The Truck Shop, Monarch Truck Center, Ry-Den Truck Center, Jim Reed’s Truck Sales, Inc., Fleet Direct Sales, Specialty Vehicles & Equipment Ltd., McCandless Truck Centers, Lynch Truck Centers, Midwest Transit Equipment, LLC, XPO Auto Sales, Inc. and Harris Auto Group (BC).

In early 2024, we began customer deliveries of our P7-C cab chassis demonstration trucks for fleet evaluations in North America through our ADN. Our demonstration program is intended to allow potential fleet customers the opportunity to experience the benefits of our P7-C commercial vehicle in multiple upfitting configuration based on several partnerships with leading upfitters in North America. As of May 2025, we have conducted more than 400 demonstrations.

During the second quarter of 2024, we delivered a P7-C upfitted with a 16-foot Wabash (NYSE: WNC) DuraPlate® body to Penske Trucks Leasing, which began to offer Powered by REE® electric vehicles to its customers for demonstration and orders across North America. We also sent U-Haul our P7-S platform for evaluation as a solution to support the electrification of its fleet, which to-date is still under their consideration.

Advancing negotiations with OEMs for integration of our SDV technology into their vehicle platforms

We are in active discussions with several global vehicle manufacturers who are interested in integrating our SDV technology into their vehicles in order to leverage our technology and shorten their time to introduce their vehicles to the market. We are seeing that OEMs are looking to expedite their transition to SDV architectures, and therefore collaborating with technology pioneers like us can allow automakers, in our view, to protect and regain market share by offering customers more technologically advanced vehicles with better TCO and performance. Our philosophy of “complete not compete” allows global OEMs, major automotive companies, and other customer types to access our SDV technology, which they can integrate into current and future product lines across multiple vehicle categories. We are seeing interest from OEMs that are evaluating our SDV technology, which may include interest with respect to our X-by-Wire technology, REEcorner®, and/or our Software-as-a-Service (SaaS) offerings.

Non-Binding Memorandum of Understanding with Global Technology Company

On March 18, 2025, we announced that we had entered into a non-binding memorandum of understanding, or March MOU, with a global technology company developing and marketing new mobility solutions for passenger and freight transport. The March MOU outlines the parties’ intent to develop and produce multiple thousands of L4 autonomous shuttles. The parties are working toward a definitive strategic collaboration agreement by year-end 2025, which is estimated to generate up to $770 million in potential revenues over the next five years (if converted into a binding agreement). Assuming the entry into a definitive agreement, we expect the first production of vehicles as early as 2027.

Initiating Autonomous Driving (AD) Programs with Airbus

In March 2024, we were selected by, and delivered a prototype vehicle to Airbus UpNext, a wholly-owned innovation subsidiary of Airbus SE, or Airbus, to provide technological know-how based upon the REEcorner® and full-by-wire control systems. Airbus’s autonomous program, reliant upon our technology, resulted in the first-ever autonomous drive on an active runway in a large commercial airport, demonstrating our by-wire leadership and the strength of our autonomous-ready technological capabilities. We believe that the autonomous ready capabilities of our SDV products, along with the Airbus demonstration have generated additional interest from leading AD companies looking for a functional-safe platform as the basis for their future autonomous fleets.

Motherson Strategic Supply Chain Management Services Agreement

On September 15, 2024, we executed a supply chain management services agreement, or Supply Chain Management Services Agreement, with Motherson, pursuant to which we appointed Motherson (including any of its affiliates) to provide certain services to us on an exclusive basis. In that regard, Motherson agreed to provide services relating to development, management, and optimization of our supply chain, which includes supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration.

When we signed this agreement, we anticipated that our ability to service customers at scale will increase. By collaborating with Motherson, we sought to focus on further growing our customer base, pulling forward orders, and increasing gross and cash flow margins.

If and when we resume manufacturing, we expect to build to order and have aligned our production plan with what we expect to be our current reservation trajectory. We believe that this strategy would allow us to maximize our capital efficiency.

Motherson achieved a gross revenue of $20.3 billion (at a constant currency exchange rate of USD 1 to INR 70.89), according to its annual report for the year ended March 31, 2024. The group employs approximately 190,000 people in 400 facilities spanning across 44 countries, as of March 31, 2024. Motherson is overseeing REE’s supply chain management and we are leveraging their manufacturing capabilities for components, module integration, REEcorners, and platform assembly to support full vehicle production, including U.S. assembly and integration of our P7 electric trucks.

As part of this collaboration, we agreed to pay Motherson, on a quarterly basis, an amount equal to fifty percent (50%) of certain cost improvements that would be achieved under the agreement in addition to annual payments for such resources required to be deployed by Motherson for the purpose of rendering the services under the agreement, which shall be agreed upon by us and Motherson.

The agreement will terminate upon the later of three (3) years or when Motherson has received an amount equal to $30 million in quarterly fees. In addition, the agreement will automatically renew for consecutive one (1) year terms unless either party provides notice of termination within 180 days prior to the end of a term. In addition, Motherson may terminate the agreement for any reason upon providing 180 day written prior notice.

U.S-Based Contract Manufacturer Roush Industries

In September 2024, we announced that we selected U.S.-based Roush Industries, a leading global product development supplier operating across more than 30 countries, to assemble our P7 vehicles at its U.S. facility. If and when we resume manufacturing, we would expect to again seek to have Roush serve as U.S. contract manufacturer for our P7 lineup, and to be responsible for the assembly and integration of full vehicles according to our requirements. In such circumstance, if we successfully re-enage Roush, REE’s SDV vehicles would likely be assembled and integrated at Roush’s Michigan-based site specifically chosen for REE’s requirements and designed to have a yearly capacity of up to 5,000 trucks.

Progress Achieving Key Certifications for Government Incentives

In September 2023, we obtained a certification from the U.S. Environmental Protection Agency for our P7-C vehicles. In January 2024 of the following year, upon the completion of a test program, which included third party evaluation, we became the first in the U.S. to obtain a FMVSS certification on our P7-C through the self-certification process for a fully by-wire vehicle of any category. Following this, in March 2024, we obtained two certifications from the California Air Resources Board, or CARB, on our P7-C. The two certifications include (1) Phase 2 Greenhouse Gas, or GHG, covering the complete vehicle and (2) the new Zero Emission Powertrain, or ZEP certification. Obtaining these certifications enabled our P7-C to qualify for applicable incentives in California and other states that follow CARB guidance. In February 2025, our P7-C was approved for California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project, or HVIP. We believe that each of these achievements further demonstrates the strength of our SDV technology while also providing an additional means, where applicable, for customers to potentially lower their TCO through certain incentive programs where applicable.

Lowering Acquisition Costs

With capital efficiency in mind, as we have noted above, we seek to “complete not compete”.

Prior to our production delay we supported and incentivized, and if and when we resume manufacturing, we would expect to support and incentivize, our ADN in certain ways that further enhance their economics for selling our vehicles with the goal of lowering acquisition costs. For example, we seek to create brand awareness for our Authorized Dealers through our brand and SDV technology promotional efforts, including through social media campaigns, trade shows, and other demonstrations, while also providing each of our Authorized Dealers with the necessary marketing materials, presentations, discount product options, and sales and product trainings to aid them in their sales efforts. In order to provide customer service, we are leveraging our ADN to provide after-sales parts and service. We believe that this provides Authorized Dealers with parts and service revenues to help drive profitability and allows them to be partners to the fleets in their service areas with respect to our vehicles. We have started training our authorized dealers to certify technicians to provide service on our vehicles, which we believe will assist in facilitating adoption by fleets. We anticipate further expanding our ADN in North America.

Additionally, we had pursued, and would expect to again pursue if and when we resume manufacturing, pursuing multiple go-to-market paths to accelerate the adoption of our SDV vehicles by commercial fleet owners and operators. This includes collaborations with partners not only to develop full vehicle offerings, such as leading upfitters, but also to provide a comprehensive ecosystem of enabling capabilities and services, such as after-sales, service and Data-as-a-Service, or DaaS, in order to allow for a smoother transition for our potential customers from internal combustion engine, or ICE, vehicles to EV fleets.

If and when we resume manufacturing, we anticipate taking a measured approach to continue to allow time for customer and end-user feedback, stabilize production processes and quality assurance and, most importantly, optimize our bill of material and production costs.

Market Opportunity for Powered by REE Vehicles

According to Morgan Stanley’s The Migration to SDVs report, the SDV market is projected to grow at a compound annual growth rate of 41% from $147 billion in 2024 to $1.16 trillion by 2030. SDV accounted for just 3% of automotive production in 2021 and may represent 90% of new vehicle production by 2029. OEMs also appear to be taking an increased interest in SDV technology and incorporating it as a part of their overall strategy. For example, in 2024, Rivian established a joint venture with Volkswagen International America Inc. and Volkswagen AG and its affiliate to build electrical architecture and software technology together for future electric vehicles. General Motors also completed its acquisition of GM Cruise Holdings LLC, which it uses to lead in autonomous and software-defined vehicles, according to its public reports. Ford Motor Company has similarly expressed, according to its public report, that electric and software-defined vehicles will play an increasingly important role for its future.

With respect to commercial vehicles, in particular, we believe the shift to electric vehicles in the North American commercial vehicle market continues to grow driven by the maturity of electric truck offerings yielding lower operating costs over time, the reduction in battery costs and improvement in charging infrastructure along with consumer preference. We believe that the global commercial EV industry is growing as well and undergoing a transformation, which we expect to continue as driven by the following factors:

•OEMs are increasingly looking to integrate SDV into their vehicle line ups. We believe that amidst competition between legacy auto manufacturers and new Chinese OEMs, more legacy OEMs are looking to expedite their transition to SDV architectures. We believe that collaborating with software-defined vehicle technology pioneers allows these automakers to protect and regain market share by offering customers vehicles that are more technologically advanced with a better total cost of ownership and performance, while being able to also offer software services. REE’s philosophy of “complete, not compete” allows legacy OEMs to access our SDV technology, which they can integrate into their current and future product line across multiple vehicle categories.

•Growth Anticipated in Last-Mile and Mid-Mile Delivery Market. The rise of e-commerce has led to growth in the transportation services and logistics providers that provide e-commerce services. This in turn feeds into a need for delivery vehicles with increased productivity and efficiencies. According to Statista, in the e-commerce market, the number of users is expected to amount to 3.6 billion users by 2029 and revenue in the e-commerce market is projected to reach $4.32 trillion in 2025. We believe that the durable design and added benefits of our P7 lineup positions us to compete in this market.

•Autonomous driving has the potential to transform transportation. In recent years, there has been an automotive focus on autonomous driving. We have heard from potential customers that the commercial vehicle market suffers from driver shortages and autonomy is a compelling solution for fleets and operators. However, fleets and operators lack a safe, mature and reliable vehicle architecture to support autonomous driving, once they have identified a proper autonomous software provider. According to McKinsey & Company, autonomous driving could create between $300 billion and $400 billion in revenue by 2035. We believe that our successful demonstration with Airbus UpNext positions us to be a leader with autonomous-ready technology to service this market need.

•Consumer Preferences Driving EV Adoption. The shift in consumer preference is attributable to consumers’ environmental consciousness and increased awareness of the impact of global climate change, improvement in battery technology, the continuing build-out of electric charging infrastructure, increased offerings from automotive manufacturers that cater to this consumer demand and the growing comfort with EV range capabilities that is easing “range anxiety” and facilitating adoption. Furthermore, EVs present ongoing energy cost reductions as compared to ICE vehicles due to ongoing gas price volatility.

REE’s Technological Differentiation

Industry Approaches and Their Limitations

We believe that the automotive industry is at an inflection point. Based on our experience, we believe that global OEMs face significant hurdles in transitioning to software-defined vehicles due to outdated vehicle architectures, which were built around mechanical systems rather than digital platforms. Their reliance on fragmented third-party software ecosystems creates integration challenges, and their vehicles’ mechanical linkages make it difficult to adopt by-wire systems without complete redesigns. Additionally, based on our experience, we understand that some OEMs lack the in-house software, AI, and cybersecurity expertise needed for SDV development. Organizational inertia and long product development cycles further hinder agility and innovation. In contrast, we built REE from the ground up with a modular, software-first approach, enabling faster integration, flexibility, and future-ready scalability.

The design of the average ICE vehicle has remained relatively unchanged over the last century. The typical format of the ICE vehicle consists of an engine positioned between the front or back wheels, with most other critical vehicle systems such as steering, braking, suspension, powertrain and control likewise located centrally between the vehicle wheels. Most EVs in the market locate these components similarly. While this vehicle format is familiar, it is subject to an inherent limitation with respect to compartment space, vehicle function, maintenance and modularity.

We believe that ICE vehicles and EV manufacturers employ a correspondingly similar strategy to the development of new vehicle platforms: vehicle functionality is determined by the OEM mindset trying to forecast and influence future market trends. This means that, during development, most ICE vehicle and EV manufacturers will design and produce individual new vehicle platforms with vehicle models being restricted as to size, shape or functionality. This, in our view, creates a less nimble development process than is required to respond quickly and effectively to changing market demand and customer/end-user preferences unless such demand corresponds with existing “off-the-shelf” offerings. As a result, in trying to address these changes in market preference, ICE vehicle and EV manufacturers are burdened by extremely high capital costs and long development cycles inherent in designing and engineering new models.

REE’s Technology Approach

We address such limitations with innovation at the core of our DNA. This is what drives us throughout the development process all the way down to the architecture of every detail of our SDV design. We have developed core innovations that make up the foundation of our SDV technology offering. In particular, our SDV technology contains what we believe to be a number of key technological advancements and critical design functions that provide distinct advantages over competitor offerings. These advancements include the management of a vehicle’s operations and features through software to enable a safer and more stable means of transport. Our proprietary software manages multiple vehicle operations from vehicle dynamics and ADAS to infotainment, cabin and OTA services. This SDV technology is supported by REEai Cloud analytics, which provides real-time data analytics and calculations on the vehicle, pattern and anomaly recognition, along with built-in redundancies for advanced autonomy, including L4 capabilities.

Our advanced SDV technology further utilizes ultra-fast Gen4 zonal architecture SoC to enhance redundancy, stability, and capability for future updates with cybersecurity protection features, including a design that takes into account ISO 26262 ASIL-D level standards for L4-5. Combining our software, hardware and X-By-Wire technology allows us to introduce new features and improvements via over-the-air updates throughout the lifespan of a vehicle running on our technology, granting vehicles powered by REE the ability to technologically adapt to customer, software, and market changes.

Furthermore, we have designed our REEcorner® by-wire steering, braking and drive to deliver overall better stability and greater maneuverability in a vehicle, designed for better performance, which we believe produces better overall safety.

With respect to our P7 vehicle in particular, our X-by-Wire technology and progressive iterations of the REEcorner have undergone testing and validation in order to achieve a product that meets the standards, needs, and specifications of our and our ADN’s customer/end-user base. For example, we completed winter testing in cold conditions of minus 30 degrees Celsius, testing our P7 vehicle and the X-by-Wire technology therein on solid ice, testing safety, vehicle dynamics and battery performance to allow us to deliver a better product to our customers. During winter testing, we completed several verification and validation activities including ABS and Traction Control Systems, putting vehicles through cold soaks and evaluating their ability to withstand and perform even after prolonged exposure to cold conditions. We also tested charging conditions for our P7 overnight in such conditions.

REE’s X-BY-Wire System

Our X-By-Wire system controls a vehicle’s functions and drive through a combination of software, data, and hardware.

REE Software: REE’s proprietarily-developed software is designed to centralize the control of the vehicle through a high-performance vehicle’s main electronic control unit, or ECU. This control enables significant development synergies by preserving core FuSa and Autosar based software development achievements including motion and stability dynamic functions and ISO 26262 and 21434. Our software further controls a vehicle’s performance and system management, including ADAS, vehicle controls, vehicle dynamics, infotainment systems, brake managements systems, and autonomous-ready systems. Additionally, during a vehicle’s drive, its data-as-a-service, or DaaS, sensors gather thousands of data points per second and communicate them for incorporation into our software along with driver behavior and analysis. Such data points could include, among others, weather conditions or other environmental conditions. Using such data, our software communicates with our hardware to administer commands with respect to the braking, steering, and driving of the vehicle. Through this method, we believe that our software can enable strong electronic stability control, or ESC, in adverse conditions and in emergency maneuvers. We have also built into our software certain fail operational design redundancies to ensure functionality is preserved in the event of a failure, should it occur. We design such redundancies in an effort to have no single point-of-failure. In addition, our software is designed in a zonal architecture that allows to connect multiple “zones” from third parties such as ADAS, telecommunication, vehicle control units, in addition to supporting multiple operating systems from different OEMs. The zonal architecture design supports our collaboration with OEMs and allows OTA updates of core components and capabilities without damaging the integrity or stability of the system. The usage of zonal architecture also allows for the allocation of redundant computing power and capabilities in the event of a malfunction without the need to have additional backup systems.

REE Hardware: In collaboration with Infineon and Vitesco, we built a fast and strong SoC to power our proprietary software in a zonal architecture that reduces the number of ECUs in a vehicle. Through this we believe that it lowers costs, accelerates time-to-market for OEMs, provides OTA support, and provides a technology that we design in an effort to make future-proof. Specifically, we use a combination of two main ECUs, our REEGateway ECU, and REECenter ECU hardware to form the backbone of our SDV technology. Forming a zonal architecture, additional ECUs provide for the capability to obtain over-the-air updates, provide vehicle diagnostics, and data monitoring with respect to various data sets from a vehicle. Here as well, we have built certain fail operational design redundancies into our hardware to maintain vehicle functionality in the event of a failure, should it occur.

REEai Cloud: To improve a vehicle’s drive and enhance its awareness of the surrounding environment, we have developed REEai Cloud. REEai Cloud is a software-as-a-service product that provides advanced data analytics to fleet operators for vehicle and service optimization with the aim of further reducing TCO, enhancing safety, and optimizing vehicle driving features. For example, our payload monitoring system is designed to provide fleet operators with real-time weight data calculations, potentially reducing fines that result from overweight payloads. Similarly, such monitoring system is designed to improve vehicle stability and tire wear-and-tear based upon real-time data with respect to a vehicle’s payload weight. We believe that such product can deliver more real-time data to fleet operators for actionable insights, which helps optimize their fleet performance, creating an additional revenue source for REE. We offer REEai Cloud as a standalone product while also selling it for integration with other products including with respect to certain product offerings from Geotab, a large commercial telematics provider. The latter collaboration provides added visibility to REE’s software-as-a-service product while strengthening the Geotab offering, and streamlines the process for fleets to incorporate REE’s SDVs into their existing operations.

REEcorners®: Our revolutionary REEcorner® is a compact single module that integrates critical vehicle drive components (steering, braking, suspension, powertrain and control) into the area between the chassis and the wheel. Each REEcorner® is an independent assembly that is capable of being controlled by an independent ECU, which controls corner level functions. REEcorner® was developed to be compatible with our X-by-Wire technology to allow for better vehicle control through each REEcorner® of the vehicle, eliminating all mechanical connections between the REEcorners® and the steering wheel and pedals in the driver cabin and the wheels and braking systems. Unlike in current vehicles, where steering, braking and acceleration are controlled through mechanical and hydraulic systems, REEcorners allow for each of these functions to be performed entirely through software wired control. Each module is independently controlled, eliminating traditional mechanical linkages. Once each of our REEcorners are positioned across the four corners of a chassis, they are designed to independently improve driving precision on the road, which we believe produces a more safe vehicle overall. Also, eliminating the steering column removes a common source of serious injury in frontal collisions. We have further designed our REEcorners to be fully redundant, facilitating fail-operational function of each REEcorner®. This technology offers customers a more responsive and smoother driving experience. REEcorner® can be integrated into full vehicles or a chassis and our approach can meet the needs across a diverse set of potential customers. REEcorners® are our IP-protected foundational technology and a key differentiator, designed to allow Powered by REE vehicles to deliver greater efficiency, lower TCO, and complete design flexibility, all while being autonomous-ready.

In sum, the key features of REE’s next-generation SDV technology include:

•X-by-Wire architecture, which has been FMVSS-certified for public roads
•Unified SDV architecture powered by ultra-high performance Gen4 ECUs
•Adaptive vehicle dynamics learns and enhances driving, safety and stability
•REEai Cloud for vehicle and services optimization and advanced data analytics
•Autonomous-ready full X-by-Wire redundancy designed in a manner that draws from ISO 26262 ASIL-D level for L4-5
•Core over-the-air technology with virtual security operations, cybersecurity, and real time encryption and
•Virtual software development environment drastically reduces development cycles and total time to market

We believe that this approach differentiates us from other players, who we believe must often substantially redesign and reengineer their vehicles in order to meet market demand. Such actions can result in a significant time investment and required capital amounts in relation to architecture integration, unique performance requirements, different market requirements and full crash structure development and testing.

In contrast, REE’s underlying SDV technologies are clean-sheet that can be designed to work together with other potential customer, including OEMs, operating systems and proprietary designs. By leveraging more than a decade of our innovations, we believe that REE customers will be able to design new vehicle models more easily and bring them to market in less than the traditional amount of time needed. Doing so allows us to meet our customers where they are and adjust our product offerings into a design or system that a potential customer currently uses and/or seeks to develop/build in the future.

Each of the aspects of our technology described above layers on benefits to a potential customer, however they are built to be stand alone. We believe that when each of these are combined together it provides a customer with the greatest set of long-term competitive benefits that we can offer in terms of versatile, customizable, modular platforms that can be adapted to mission-specific applications. With this level of versatility, we believe that it provides fleet operators,OEMs, and other customers alike the ability to design and develop vehicles tailored to their particular requirements while seeking to reduce the total cost of ownership.

Further highlighting our innovation, we were named a CES 2025 Innovation Award® Honoree for our SDV technology and were awarded Frost & Sulivan's 2025 Company of the Year award in the North American Electric Medium-Duty Vehicle Platform Industry category.

REE’s Products

REE’s goal is to serve customers with a range of electric and SDV solutions, including X-by-Wire systems, software services, complete commercial EVs, stripped chassis, and REEcorner® modules. Having this range of offerings would allow a customer to either (i) build mission-specific vehicles built on REE SDV technology, which they can tailor to their vehicle size, design, power-source, and driving mode (i.e., it is autonomous-ready) needs, and/or (ii) to receive an EV commercial vehicle that offers the benefits of SDV technology, EV, modularity, among other benefits, in a prepackaged solution. As an initial product, we had designed and previously launched the P7 lineup in an effort to present our SDV technology through a prepackaged commercial vehicle to provide a technological demonstration for how our technology can be implemented and showcased in practice in an actual vehicle.

Due to what we believe to be unforeseen and unpreventable circumstances surrounding U.S. trade policy with respect to tariffs and trade wars, we have temporarily paused our production plans with respect to our P7-S Strip Chassis and P7-C Chassis Cab and Cutway Chassis products until the situation stabilizes. Once we better understand the final determinations with respect to country-specific tariffs and trade deals, should they materialize, we would expect to address our next steps with respect to such production.

As further described below in our Go-to-Market strategy section, we expect instead to advance our Phase 2 software business and therefore focus our efforts on securing design wins and partnerships with OEMs and technology companies with respect to the integration of our SDV technology products into their vehicles.

Powered by REE Solution

Our in-house specially designed EV commercial Class 4-5 truck is built upon our SDV technology that combines our software, hardware, and REEcorners into a single solution for our customers. We designed this particular product in an effort to present our SDV technology through a prepackaged commercial vehicle ready for fleets to purchase off the shelf. In doing so, we sought to provide a technological demonstration for how our technology can be implemented and showcased in practice in an actual vehicle that is ready and certified for public roads. As part of its design, we incorporated EV technology to add an additional element for fleets seeking to electrify, however our underlying SDV technology is agnostic to a vehicle’s size, design, power-source, and driving mode (i.e., it is autonomous-ready), making it adaptable, including to non-EV vehicle designs. While EV produces additional benefits, including potential regulatory incentives, we believe that our commercial truck product value-add provides much more compared to the current commercial trucks in this class.

•P7-S Strip Chassis – Fully flat from end-to-end, the P7 modular platform, or the P7 Platform, is enabled by the REEcorner and designed for commercial delivery vehicles, autonomous vehicles and walk-in vans. The P7 Platform enables efficiencies for fleets, offering a low, fully flat chassis for vehicles in Classes 4-5 designed with smart predictive maintenance and reduced downtime to optimize TCO. EVs and autonomous vehicles built on top of P7 Platforms are designed to achieve optimal driving ranges with regenerative braking for last-mile delivery, all-wheel steering and improved maneuverability for urban environments. Upfitters and other manufacturers looking for full design freedom can also leverage the modularity of REE’s stripped chassis or chassis cabs for maximum design flexibility on specialty equipment applications.

•P7-C Chassis Cab and Cutway Chassis – Based upon our P7-S, our P7-C is a Class 4 and 5 chassis cab, a fully electric commercial truck, available in regular bulkhead and walk-through, and cutaway variants. Used for applications such as delivery and a broad range of vocational applications, it is the first fully by-wire vehicle to obtain FMVSS certification in the U.S. Powered by REE® P7-C vehicles have an all-wheel steer and optimal maneuverability for compact, urban environments. Enabled by REEcorner® and by-wire control, P7-C vehicles are designed to provide major advantages to fleet owners such as reduced TCO with smart maintenance and REEcorner service replacement, which we estimate can occur in under one hour, improved safety and maximized efficiency. Partnerships with bodybuilders such as The Knapheide Manufacturing Company, or Knapheide, and Wabash Parts and Services for P7-C are aimed to ensure that full-vehicle solutions for box trucks, service bodies, platform bodies and more can be offered to fleets by dealers.

Each of the component systems that form our REEcorners® and P7 chassis are engineered in an effort to achieve optimal performance. We place a strong emphasis on functional integration, allowing for increased modularity. This is aimed to reduce the total number of parts and platform size, ultimately providing more useable interior space in the vehicle cabin and a more cost-effective offering. By leveraging our modular REE products, along with our efficient design and streamlined production process, we anticipate that new vehicle models can generally be developed and produced in 24 to 36 months, however specialized specifications and requirements from customers such as OEMs could require additional time, depending on the technical specifications and customization. We had been developing core hardware and software technologies for our REEcorner® both in-house at our UK Integration Facility and pursuant to development agreements with certain strategic partners, with the goal of achieving superior vehicle dynamics while raising the bar for safety.

Our Competitive Strengths

We believe that our disruptive SDV technology and value proposition are unique to the industry and will offer a number of competitive strengths.

Attractive value proposition, safety, and superior total cost of ownership

Our SDVs aim to have lower TCO than ICE vehicles. We believe that vehicles built on our products will have a lower TCO than those of our competitors, which can enhance customer and end-user satisfaction. More specifically, we expect to derive our TCO advantages from our asset-light manufacturing model, low costs of operations due to anticipated greater cargo volume, and lower maintenance costs due to predictive maintenance and the REEcorner’s durable design. We plan to work with strategic partners to integrate into their products our predictive data services through smart service and artificial intelligence in combination with over-the-air updates that seek to ensure maintenance is performed before a part may fail. Specifically, our REEai Cloud product relies upon real-time data and historical usage patterns, as drawn from our SDVs, to predicatively seek to identify when the wear and tear to an SDV vehicle part may require maintenance. Such predictive maintenance can assist operations managers seeking to optimize their operations in order to avoid unscheduled maintenance events that are costly and disruptive to their fleets. Through our predictive maintenance, we believe that it can provide fleet managers with the information to allow them to better schedule a particular vehicle’s route around when a part is predicted to require service. We believe that such advanced warning systems could provide savings by eliminating unnecessary part replacements, reduce downtime for vehicle repairs, and improve the lifespan of the vehicle.
Furthermore, we have designed a fully flat EV platform reliant upon our SDV technology, purposefully engineered with the goal of maximum space efficiency and modularity to support a wide range of vehicle applications in the business-to-business (B2B) market. We believe that platforms using REEcorners will present significant functional and operational advantages over conventional “skateboards” currently available in the market and will enable superior vehicle specifications for cargo volume/length, payload, maneuverability and battery capacity. Our technology is also designed to enable enhanced operational efficiencies due to a low center of gravity, high durability, long lifecycle and superior product ergonomics. For example, low step-in height affords easy and fast embarking and disembarking from vehicle and we are able to provide high driver visibility due to enhanced field of vision and optimal driver ergonomics.

Our development of FMVSS, EPA, CARB, and HVIP certified X-by-Wire software control technology challenges century-old automotive concepts. We expect that our X-by-Wire control technology will enable lower TCO through expedient REEcorner® replacement, referred to as the Quick REEcorner® swap, smart preventative maintenance and over-the-air updates, and improved residual value per truck given our efforts to future proof each vehicle through, among other capabilities, autonomous driving ready capabilities and the ability to receive new software, and software updates as they become available. Our REEai Cloud data analytics capabilities may be used to further reduce TCO via intelligent preventative maintenance features.

Our track record of invention and early development of our products has afforded us many years to innovate across hardware and software, which we believe has created substantial advantages in our targeted markets as a result of our industry know-how and proprietary trade secrets. Our research and development efforts have resulted in a strong intellectual property portfolio, and we have filed for patent protection for several of our key inventions across key markets of the world, resulting in, as of December 31, 2024, approximately 188 active or pending patent applications for SDV products, component systems, X-by-Wire, testing and enhanced product manufacturability, of which approximately 80 are granted patents. Granted patents are related to (i) unique suspension, steering, powertrain, and brake systems, (ii) corner modules encompassing vehicle subsystems for controlling the operation of the vehicle, (iii) installation and swapping of corner modules, (iv) communication and control systems for operating individual corner modules and vehicle platform, (v) flat chassis designs, (vi) and manufacturing and testing methodologies.

Improved safety and security

Additionally, we believe that our REEai Cloud predictive technology can improve safety for vehicles running on its technology. Specifically, through our real-time data collection, our technology gathers various data points across the components of a vehicle. Through such collection, our predictive technology seeks to identify parts that require immediate repair, such as an engine issue, and to relay this information in real-time to fleet managers to remove a vehicle from operation. Through the gathering of such data, we believe that it allows fleet operators to better respond in real-time to safety issues that affect a particular vehicle and to use such data to prevent a vehicle with faulty parts from going out onto the road. Furthermore, through our data collection we have designed our technology to attempt to identify, in certain instances, vehicle behaviors that increase safety concerns. For example, we can collect data with respect to a vehicle’s weight and turn radius, the combination of which, if maneuvered inappropriately and too quickly, can lead a vehicle to flip over. Through such data points, our predictive technology is designed in a manner to communicate with our SDV system to deter actions that may otherwise flip a vehicle.

CapEx-light and flexible manufacturing approach

Our REEcorner® is produced in our Global Integration Center in Coventry, UK. REEcorners® were designed for ease of manufacture, and we benefit from our capex-light strategy through our fully commissioned production line. This product line has thirteen robotic stations, is run by only seven operators, and has production capacity of 40,000 REEcorners® (10,000 vehicles) annually based on a single shift per day. Our production line has been commissioned at above the current required capacity and can be duplicated quickly to support any future expansion needs.

Once the Roush facilities have completed their assembly and integration preparations, we anticipate shipping our completed REEcorners to such location. Motherson Group, our strategic manufacturing partner, enables us to scale faster while avoiding common operational challenges faced by others in the automotive space.

Through our manufacturing approach, we seek to reduce our up-front capital investment and eliminate recurring fixed costs and overhead that would be required for us to own and operate our own product assembly facilities. We believe this will enable us to remain a comparatively asset-light enterprise, which will further help to increase our operating margin and overall return on investment.

In the future, leveraging the flexibility inherent in the REEcorner® design, we have the ability to scale up or down from the Class 4 and 5 market that we serve today.

REE’s Go-To-Market Strategy

Go to Market Strategy

We plan to provide our SDV technology, including REEcorner™ technology and Powered by REE™ platforms on top of which companies can then build their ideal vehicles customized to their specific requirements. Additionally, we aim to provide complete commercial EVs through partnerships with our ADNs, OEMs and top-hat upfitters. In regard to the latter, we believe that we are well-positioned in the EV commercial vehicle market relative to our competitors due to better unit economics, improved safety and security, and TCO advantages including lower vehicle operational costs and lower maintenance costs. Furthermore, we believe that fleet operators will be drawn to the customizable design of our products, which seek to facilitate mission-specific vehicles to optimize fleet utilization. Fleet usage, which most times may involve multiple shorter trips within range of a central base rather than long-distance travel, can reduce the “range anxiety” that has also been a limiting factor in EV adoption.

REE’s go-to-market strategy is structured in two phases that continue in parallel to one another with points of overlap. As part of Phase 1, we seek to gain market traction for Powered By REE technology and to demonstrate to potential customers, dealers and OEMs alike, the ability to deploy our SDV technology in an actual vehicle that is public road-ready and certified. As part of this strategy, we are focused on the North American market across the U.S. and Canada for a full vehicle solution. We planned to have our P7 vehicle obtain certifications, including those relating to FMVSS and the EPA. Concurrently, we planned to demonstrate the ability of our SDV technology to function as autonomous-ready and the capability of our SDV technology to work together with autonomous software in an actual vehicle. The goal throughout this phase is to form strong customer relationships with dealers and commercial fleet operators and to then build a system in order to deliver Powered by REE® vehicles to them in production partnership with a contract manufacturer and supply chain support.

The second phase of our strategy focuses on collaborating with OEMs and technology companies globally, and licensing our SDV technology to power each of their next-generation vehicles that may be built across various vehicle sizes, design, power-source, and driving modes. This second phase provides us with additional opportunities for specification and customization with OEMs, and we believe that it may produce higher margins and recurring revenue, based upon our initial market research and interest from OEMs and technology companies. Also as part of this second phase, we would seek to provide a suite of value-added services through software subscriptions, including through OTA updates.

Specifically, in contrast to manufacturing, which requires ongoing supplier-related costs, including the sourcing of parts and components for vehicle assembly and a dedicated space and the labor to ultimately assemble a vehicle, licensing requires a software connection point and a customer’s system compatibility with our SDV technology, now that it is developed, tested, and road-ready. As a result, we believe that licensing of this technology to OEMs will provide a more lucrative value proposition than the sale of our P7 lineup in the long-term, including through a subscription-based revenue model. Moreover, licensing provides us with additional opportunities for customer specification and customization, which can likewise add additional margin with typically less significant changes to our proprietary software to run our SDV technology on a customer’s system.

Additionally, with respect to recurring revenues, we anticipate that design wins and/or partnerships with OEMs or other technology companies can present opportunities for non-recurring engineering, or NRE, arrangements and royalty revenues in connection with vehicles built upon our technology. In particular, we believe that partnerships with OEMs and technology companies can include NRE arrangements pursuant to which we are reimbursed for a portion of the design, development and testing expenses associated with integrating our SDV technology with our customers’ systems. We further believe that following a design win and the integration of our software and SDV technology into OEM vehicles, it presents a longer-term opportunity for recurring revenues from the SDV technology license once such vehicles are sold to end-users.

Two Phase Implementation

To implement Phase 1 of our go-to-market strategy effectively, we have been and anticipate continuing to foster relationships with dealers and fleets (including as accessed through such dealer networks), and to have such dealers join our registered Authorized Dealers, with fleets then able to purchase vehicles from them. Additionally, over 2024, we delivered several P7-C demonstration trucks to specified ADNs in North America to showcase their features for fleet evaluations. We believe that the customizable architecture provided through both our complete commercial truck and stripped chassis supports mission-specific builds and what we believe to be more efficient fleet utilization. We also expect to see growth in fleets seeking to electrify and to use more efficient methods to manage their fleets. Fleets can accomplish this by cutting down time from vehicles repairs, which we believe our EV vehicle addresses, including through the REEcorner® repair and/or predictive maintenance offering. We therefore plan to provide REEcorner® technology and Powered by REE® EV platforms on top of which companies can then build their ideal vehicles customized to their specific requirements.

Specifically, we value the strategic importance of vehicle manufacturing, which we believe primarily serves as a technological demonstration of the application of our SDV technology in practice and as a method to produce our P7 products to address what we believe to be a near-term demand for commercial fleets looking to electrify. For these reasons, as part of our Phase one implementation, we built our UK Engineering Center and REE’s Integration Center at Coventry, UK for the design, validation, verification, testing, homologation, and assembly of our products, including our REEcorner.

Furthermore, during 2024, we entered into a partnership with Roush for the assembly and integration of our products as our contract manufacturer at their Michigan facility. Roush likewise gives us a strong U.S. presence to bring our products to the North American market. With respect to our supply chain, in September 2024, we executed a supply chain management services agreement with Motherson, pursuant to which we appointed Motherson provide services relating to development, management, and optimization of our supply chain. This includes supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration.

In addition, during 2024, we have made progress in obtaining interest in, and support of, our SDV technology vehicle through additional partnerships. For example, Penske began demonstrations of our P7-C truck upfitted with a Wabash body, and U-Haul received one of our products and has evaluated it as a solution to electrify its fleets. Additionally, Knapheide showcased our P7-C with a KUV body, which was aimed to provide benefits including low load floor, greater driver maneuverability and comfort and high driver visibility. Additionally, Mission Mobile signed a non-binding agreement with us to build a mobile healthcare fleet using REE trucks—highlighting our SDV technology’s versatility across applications.

We also obtained EPA certification for our P7-C chassis cab and P7-S stripped chassis products in 2023. Moreover, in 2024, we became the first company in the U.S. to achieve FMVSS certification on a vehicle controlled fully by wire. We further achieved CARB certification in 2024. We believe that these achievements demonstrate the strength of our technology.

To round out our implementation of Phase 1, we partnered with Airbus Upnext, which sought a by-wire system for its autonomous driving system. In partnership thereto, Airbus Upnext successfully tested an autonomous shuttle built on our SDV technology in 2024. This successful test allows us to demonstrate to the market that our SDV technology can provide the actual autonomous results that we set out to promote when designing our technology to be autonomous-ready.

With regard to Phase 2 implementation, during 2024, we previewed our SDV technology with several OEMs. In this regard, over the past year, we delivered a prototype to an OEM in connection with their design requests. We also shared concept designs with other OEMs as part of this strategy and signed our March MOU with a leading technology company for autonomous shuttles. As a continuation of this strategy, we anticipate growing our customer base by continuing to market our SDV technology products to OEMs and technology companies in an effort to secure customer partnerships and design wins.

By the end of 2024, we had secured reservations from approximately 25 Authorized Dealers. We had used such Authorized Dealers in an effort to market to their sales network of around 200 potential fleet customers. We also serve as a qualified vendor under a four-year Sourcewell contract, giving over 50,000 government and educational entities access to our SDV trucks. Moreover, we signed the March MOU in 2025 with a leading technology company, which if finalized into a definitive agreement, can lead our entry into the autonomous shuttle market and add an additional approximately $770 million in revenue from reservations.

With regard to these two phases, in 2024 we had fostered relationships with dealers and fleets and demonstrated our ability to certify our P7 vehicle with our proprietary X-By-Wire technology with regulatory requirements. We have likewise demonstrated that our autonomous-ready SDV technology can successfully deploy autonomous driving software over a vehicle’s controls. If and when we resume manufacturing, we would expect to seek to re-engage Roush as our contract manufacturer for our vehicle production and Motherson to oversee our supply chain optimization. We also expect to continue to work toward converting our current non-binding orders into binding orders and increasing follow-on orders from all customers, including after they have received, tested, and been satisfied with their initial deliveries. See our risk factor in Item 3.D titled “REE’s ability to induce follow-on sales following the initial sale of vehicles to our customers depends, in part, on its ability to prove that REE’s products are to the full satisfaction of such customers...”

As we continue Phase 2, we anticipate continuing our dialogue with OEMs based on our current positive market traction and to work toward the sharing of concept designs, building of prototypes, and ultimately working to secure design wins from OEMs to incorporate our technology into their vehicle lineup. See our risk factor in Item 3.D. titled “We invest significant effort and money seeking customer, including OEM, selection of our products and there can be no assurance that these efforts will result in the selection of our products...”

Competition

We believe that our business differentiates us from competitors because we can market and sell our products individually, such as our P7-C, or as an SDV technology solution, which allows OEMs and technology companies to design a vehicle specifically tailored toward their needs while integrating our SDV technology at the vehicles core. We believe the primary competitive factors in our market will revolve around, but not be limited to, the following key differentiation factors:

•Technological innovation;
•Product quality and reliability;
•Safety features;
•Market adoption;
•Service options;
•Product performance including through our real-time data analytics for fleet management;
•Design and styling;
•Product price; and
•Manufacturing efficiency.

We believe that our products will strongly compete in the SDV, EV, and AD markets based on these factors.

Environmental, Social and Governance (ESG) Practices

As an automotive technology company with a vision to become the cornerstone of tomorrow’s zero-emission EVs, we are committed to operating in an ethical and sustainable manner while maximizing our ability to positively impact our environment and society. We are building the foundation of a leading environmental, social, and governance, or ESG, program that benefits all our stakeholders including, customers, partners, employees, and the communities where we work. We are committed to aligning with leading industry best practices and are establishing company-wide policies that outline the Company’s standards for all business operations. For example, our corporate governance is guided by a Code of Business Conduct and Ethics, which we make available on our website. Our ethics policies are supplemented by training courses on ethical standards and a Whistleblower program to report any concerns. As we grow our ESG program, we are also developing our internal data collection and disclosure capabilities in an effort to meet investor expectations and, if and when applicable, comply with regulatory bodies’ proposed ESG tracking and reporting obligations.

We endeavor to respect, value, and empower our stakeholders. In addition, we seek to protect the communities in which we operate. Within each community, we endeavor to protect our employees’ and neighbors’ health and safety, being good citizens, and respecting business ethics. Innovation and collaboration are at the core of our business, and we extend these values to how we interact with the local communities where we operate.

We embrace and celebrate the unique experiences, perspectives, and cultural backgrounds that our employees bring to the workplace. We endeavor to recruit a workforce that reflects the diversity of the communities in which we operate, including the gender and ethnic diversity of job applicants, new hires, and senior management and we review our efforts with respect to such diversity. We strive to foster an environment where our employees feel respected, valued, and empowered, and it is a shared responsibility of all employees, including our management team, to create a supportive and inclusive workplace culture.

Intellectual Property

General

Our ability to protect our intellectual property is paramount to our business. We rely upon a combination of protections afforded to owners of patents, designs, copyrights, trade secrets, and trademarks, along with employee and third-party nondisclosure agreements and other contractual restrictions to establish and protect REE’s intellectual property rights. In addition, industry know-how and unpatented trade secrets in the fields of research, development and engineering are an important aspect of our business by ensuring that its technology and strategic business assets remain confidential. We pursue patent protection when we develop a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings.

Patents

As of December 31, 2024, we had approximately 188 pending and registered patents in the U.S. and globally, of which approximately 80 are granted utility patents. In addition, we have five (5) families of design patents registered globally. Our patent applications are directed to, among other things, EV products, component systems, x-by-wire and enhanced product manufacturability, for example, corner modules, flat chassis, electrical and control systems, brake and steering systems, wheel assemblies, and testing. We regularly review our development efforts to assess the existence and patentability of new inventions, and we are prepared to file additional patent applications when we determine it would benefit our business to do so.

Trademarks and Service Marks

We pursue global registration of our domain names and products and services trademarks. We use registrations to protect trademarks used in our business as well as claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion. As of December 31, 2024, we successfully registered trademarks for “REE” and “R3E” logo in approximately thirteen (13) jurisdictions and also have trademarks for “REEcorner” and “Powered by REE” registered and pending globally.

Government Regulation

Laws in the U.S.

Certain of our products are subject to, and we are required to comply with, the U.S. National Traffic and Motor Vehicle Safety Act, as amended, or Safety Act, and numerous regulatory requirements established by the National Highway Traffic Safety Administration, or NHTSA, an operating administration of the U.S. Department of Transportation, or DOT, including applicable FMVSS standards. We must also comply with all of NHTSA’s applicable U.S. Federal Motor Vehicle Safety Standards, or Safety Standards. Additionally, under the Safety Act, we must certify that our vehicles meet all applicable Safety Standards, as well as the NHTSA bumper standard, or are otherwise exempt from such standards prior to our vehicles being sold in the U.S. The categories of Safety Standards that apply to our vehicles include crashworthiness requirements, crash avoidance requirements, and EV-specific requirements.

We are also required to comply with or demonstrate exemptions from other requirements of federal laws administered by NHTSA and certain state laws, including the Federal Corporate Average Fuel Economy, or CAFE, standards, Theft Prevention Act requirements, consumer information labeling requirements, Early Warning Reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls, and owner’s manual requirements. We also must comply with laws relating to defects related to motor vehicle safety, recall requirements, reporting required notices, bulletins, and other communications.

In 2023, we became the first company to achieve FMVSS certification on a vehicle controlled fully by-wire. Additionally, there are regulatory changes being considered for several FMVSSs, and while we anticipate being in compliance with the proposed changes, there is no assurance until final regulation changes are enacted. On January 20, 2025, the Trump Administration issued an executive order delaying the approval of final rules, which affected the proposed rules for several FMVSS.

The P7-C is also subject to the Clean Air Act, as administered by the EPA, and the California Air Resources Board, or CARB, certification for vehicle greenhouse gases and zero emission powertrains. This requires that we obtain an EPA-issued Certificate of Conformity and a CARB executive order with respect to the emissions for our vehicles. We obtained the EPA certification in late 2023, achieved CARB certification in March 2024, and the California HVIP approval in February 2025.

Beginning with model year 2026, which will likely be applicable to our P7-C model, additional warranty, durability, and other “zero-emission vehicle assurance measures” will be required for vehicles certified to Advanced Clean Cars Two standards and sold in California. Other states may adopt similar standards.

The battery modules on our P7 vehicles conform to mandatory regulations that govern transport of “dangerous goods,” defined to include lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration, are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations and related UN Manual Tests and Criteria. The regulations vary by mode of shipping transportation, such as by ocean vessel, rail, truck or air. We use lithium-ion cells in the high voltage battery packs in our vehicles. The use, storage, and disposal of the battery modules is regulated under federal law.

We may also be subject to “Right to Repair” laws, which may require us to provide third-party access to our network and/or vehicle systems.

Emissions Credits

As a manufacturer devoted to SDV that deploys batteries to fully power our vehicles, we may be able to generate credits from regulatory standards that we can monetize through the sale of our products, including in California and other states that have adopted the California standards applicable to light-duty and medium-duty vehicles, The EPA and NHTSA also set minimum GHG emissions and CAFE standards applicable to light- and medium-duty vehicles. These federal regulations require that manufacturers of light- and medium-duty vehicles meet minimum standards pertaining to GHG emissions and fuel economy based on a vehicle’s footprint or overall dimensions.

In addition, in 2022, the EPA reinstated California’s ability to establish its own vehicle emission standards in lieu of the federal standards. These standards, which have also been adopted by “Section-177” states, provide additional credit generating opportunities beyond the federal programs. On January 20, 2025, President Donald Trump signed an executive order titled “Unleashing American Energy”, which may have direct implications on the policies and regulations that impact the automotive and transportation industries. This order seeks to rescind waivers granted by the EPA for California's zero emission vehicle regulations with a focus on eliminating any “electric vehicle mandates” and terminating “state emission waivers that function to limit sales of gasoline-powered vehicles”, and modify and/or eliminate the greenhouse gases, or GHG, standards for applicable to certain trucks. As a result, the status of U.S. emission regulations and tax incentives remain uncertain at this current time.

Federal and State Incentives in the United States
The federal government in the U.S. offers certain incentive programs to encourage the adoption of alternative fuel vehicles, including tax exemptions, tax credits, exemptions, and special privileges. Additionally, a number of states and municipalities in the U.S. likewise offer incentive programs to encourage the adoption of alternative fuel vehicles, including tax exemptions, tax credits, exemptions, and special privileges. The current actions and policy changes by the Trump Administration have created uncertainty with respect to such incentives and credits.

International Laws

Additionally, our P7 vehicles are not currently subject to non-U.S. safety, environmental and other regulations. Many of those regulations are different from those applicable in the U.S. and may require redesign and/or retesting. For example, the E.U. has established new approval and oversight rules requiring that a national authority certify compliance with heightened safety rules, emissions limits and production requirements before vehicles can be sold in each E.U. member state. These changes could impact the rollout of new features in Europe.

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

ADAS Regulations

We have also equipped our products with certain autonomous driving readiness features. Generally, laws pertaining to autonomous driving are evolving globally, and in some cases may create restrictions on advanced driver assistance or autonomous features.

While there are currently no U.S. Federal Motor Vehicle Safety Standards specifically pertaining to autonomous vehicles or autonomy equipment, NHTSA has published recommended guidelines on autonomous vehicles and retains the authority to investigate and/or act on the safety of any vehicle, equipment or features operating on public roads. NHTSA also published its Standing General Order (as amended on April 24, 2025) that requires reports regarding certain crashes involving vehicles with ADAS, which includes motor vehicle and equipment manufacturers of which REE may be included under. On January 15, 2025, NHTSA published a Notice of Proposed Rulemaking detailing its proposal for the ADS-equipped Vehicle Safety, Transparency, and Evaluation Program, however its status is currently uncertain under the Trump Administration. Certain U.S. states also have legal restrictions on the operation, registration or licensure of autonomous vehicles, and other states may be considering similar restrictions. This regulatory patchwork increases the legal complexity with respect to autonomous vehicles in the U.S.

In markets that follow the regulations of the United Nations Economic Commission for Europe, some requirements restrict the design of advanced driver assistance or autonomous features, which can compromise or prevent their use entirely. Other applicable laws, both current and proposed, may hinder the path and timeline to introducing such features in the markets where they apply.

General Governing Laws

Like all companies operating in similar industries, we are subject to environmental laws and regulations, including water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation and disposal of hazardous materials; and the remediation of environmental contamination. Compliance with these rules may include the need to obtain permits, licenses, and other government approvals from one or more governmental agencies to conduct our operations and sell our products, which includes allowing inspections of our facilities and products. The requirements vary depending on the location where our regulated activities are conducted. The failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of investigatory and remedial obligations, and the issuance of orders enjoining some or all of our operations in affected areas. For additional information, see our risk factor titled “REE’s products will make use of lithium-ion battery cells, which can be dangerous in certain circumstances” and “REE is subject to various environmental laws and regulations” in Item 3.D. “Risk Factors.”
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

In addition, we have the following facilities that we consider to be material as well as certain immaterial facilities:

1.In February 2022, REE entered into a lease agreement for its UK Engineering Center and Launch Factory, which is located in Coventry, UK. The facility is approximately 130,000 square feet (approximately 12,077 square meters), under a lease agreement that expires in 2032. REE utilizes this facility for engineering, process validation activities, along with product assembly operations.

2.REE operates a testing facility in MIRA Technology Park in the UK for an approximately 4,693 square foot (436 square meters) facility. REE utilizes this facility for product engineering design, validation, verification and testing, as well as product homologation. REE’s lease for this facility expired in April 2025, which, as of the date of this Annual Report has not been extended.

3.In March 2022, REE entered into a lease agreement for its Austin, Texas headquarters. The facility is approximately 118,132 square feet (10,975 square meters), under a lease agreement that expires in 2032. In 2024, we partially subleased this facility to a third party, which was terminated in early 2025. REE does not currently utilize this facility for any material operations and is currently exploring other uses for this facility, including subleasing such space to others.

Aside from our own facilities, in 2024, we entered into an agreement with Roush to serve as our contract manufacturer for the assembly and integration of our vehicles. Such activities are conducted at Roush’s Southeast, Michigan facility with approximately 47,200 square feet (approximately 4,385 square meters) of dedicated space for production, warehousing, transfer to production, assembly, testing, and storage, including both inside and outside. This space is being utilized for our current SDV product assembly and integration.

Unless otherwise stated, all our facilities are utilized. We believe that our offices and facilities are adequate for our current needs.

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
A. Operating results.
The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2024 and 2023 and related notes and the information contained elsewhere in this Annual Report. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Forward-Looking Statements", “Risk Factors” and in other parts of this Annual Report on Form 20-F.Our financial statements have been prepared in accordance with the generally accepted accounting principles in the U.S., or U.S. GAAP.
For a discussion of our consolidated statements of operations for the years ended December 31, 2023 and 2022 and our cash flows for the years then ended, see the section “Operating and Financial Review and Prospects” in our annual report on Form 20-F (File No. 001-40649), as filed with the SEC on March 27, 2024.

Company Overview

We are an automobile technology company that develops and produces cutting edge software-defined vehicle technology that manages vehicle operations and features through proprietarily-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced SDV technology utilizes zonal architecture to enhance redundancy and stability and it contains the capabilities for updates and improvements over-the-air throughout an SDV’s lifespan. This makes Powered by REE® vehicles highly adaptable to customer and market changes.

Reliant upon our patent-protected SDV technology, our full by-wire P7 electric commercial truck is certified under U.S. Federal Motor Vehicle Safety Standards, or FMVSS. Powered by REE vehicles demonstrate our commitment to offer what we believe to be intelligent, flexible, and scalable mobility solutions while shortening and streamlining the processes, costs and time to market for such vehicles for our customers.

Our approach of “complete not compete” allows original equipment manufacturers, or OEMs, to license our technology in order to design and build vehicles reliant upon our SDV technology to their specific requirements and needs. Our technology and collaborative application programming interface, or API, approach allows OEMs to connect their current and future operating systems and application layers having significant input on the design of the system according to their individual needs. In addition, our software flexibility allows delivery and logistics fleets, dealers, Mobility-as-a-Service, or MaaS, providers and others to incorporate their Voice of the Customer, or VoC, input into new vehicle designs and applications. Incorporation of this voice allows these customers to design vehicles that are better tailored to the specific needs of their end-user base and the market in which they service.

Our SDV technology is a combination of software, electrical hardware, and by-wire technology.

Recent Developments

Delay of Vehicle Production

Due to what we believe to be unforeseen and unpreventable circumstances surrounding U.S. trade policy with respect to tariffs and trade wars, we have temporarily paused our production plans with respect to our P7-S Strip Chassis and P7-C Chassis Cab and Cutway Chassis products until the situation stabilizes. Once we better understand the final determinations with respect to country-specific tariffs and trade deals, should they materialize, we would expect to address our next steps with respect to such production.

As further described in our Go-to-Market strategy section under Item 4.B, we expect instead to advance our Phase 2 software business and therefore focus our efforts on securing design wins and partnerships with OEMs and technology companies with respect to the integration of our SDV technology products into their vehicles.

Non-Binding Memorandum of Understanding with Global Technology Company

On March 18, 2025, we announced that we had entered into a non-binding memorandum of understanding, or March MOU, with a global technology company developing and marketing new mobility solutions for passenger and freight transport. The March MOU outlines the parties’ intent to develop and produce multiple thousands of L4 autonomous shuttles. The parties are working toward a definitive strategic collaboration agreement by year-end 2025, which is estimated to generate up to $770 million in potential revenues over the next five years (if converted into a binding agreement). Assuming the entry into a definitive agreement, we expect the first production of vehicles as early as 2027.

2024 Annual General Meeting and Board Appointment

On March 6, 2025, we held our annual general meeting for the fiscal year-end 2024, or the Meeting, and our shareholders approved each of the following proposals: (i) a proposal to approve the re-election of each of Carlton Rose, Hicham Abdessamad, Ittamar Givton, Rajesh Goel, Ahishay Sardes and Daniel Barel to serve as directors of the Company, each to hold office until the close of business on the date of the next annual general meeting of shareholders and until his respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement, (ii) to approve an amendment to the Company’s Articles to increase the authorized share capital of the Company to 55,333,333 Class A Ordinary Shares, and 2,780,570 Class B Ordinary Shares, and (iii) to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024, and its service until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.

More specifically, our shareholder approved an increase by 22,000,0000 in the authorized share capital of the Company, bringing the total authorized share capital of the Company from 33,333,333 Class A Ordinary Shares to 55,333,333 Class A Ordinary Shares, and 2,780,570 Class B Ordinary Shares, no par value per share.

The increase allows us to have sufficient authorized Class A Ordinary Shares available to pursue opportunities, which may arise from time-to-time, without undue delay and expenses including (i) the issuance of additional Class A Ordinary Shares to raise capital for the Company’s business or to purchase property or assets, (ii) to execute potential acquisitions, (iii) to grant options to acquire Class A Ordinary Shares in connection with potential strategic relationships, or (iv) to make grants under the 2021 REE Automotive Ltd. Share Incentive Plan, each subject to receipt of all requisite approvals under Israeli law.

Additionally, following the Meeting, our board of directors determined that it was in the best interest of the Company to increase the size of our board of directors from six (6) directors to seven (7) directors. In connection therewith, our board of directors appointed Ayellet (Mimi) Zemah to serve as a director on REE’s board of directors and to serve on its respective audit and compensation committees. Following such appointment, our board of directors has a majority of independent directors.

Key Factors Affecting Operating Results

REE is an early-stage growth company in the early commercialization stage and we believe that our performance and the foreseeable future of our business, including our immediate financial condition constraints depend on several factors that present opportunities for us but also pose significant risks and challenges, including those set forth in Item 3.D. of this Annual Report under the caption “Risk Factors”.

Known Trends

Financial Condition & Going Concern Qualification

The Company’s consolidated financial statements included herein have been prepared on a going concern basis. Therefore, the accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of these uncertainties. See Note 1 “General” to the consolidated financial statements included as part of this Annual Report for a further discussion of our liquidity and the conditions that raise substantial doubt regarding our ability to continue as a going concern. The Company generated a net loss of $111.8 million for the year ended December 31, 2024, as compared to a net loss of $114.2 million for the year ended December 31, 2023.

In connection therewith, we expect to incur significant expenses and continuing losses for the foreseeable future, and there is substantial doubt that we will have sufficient funds to satisfy our obligations for the foreseeable future and through the next 12 months from the date of this Annual Report if we are unable to obtain sufficient additional funding or do not have access to capital to finance our current business plan. We therefore require substantial additional capital to fund our operations for the foreseeable future. Until we can generate sufficient revenue and positive gross margins, we expect to finance our operations through the issuance of equity or convertible debt or other equity-linked securities along with debt financings or credit facilities, which would likely include restrictive convents relating to our capital raising activities and other financial and operational matters. The amount and timing of our future funding requirements will depend on many factors, including demand for our SDV products by OEMs and technology companies and expense levels, among others. Because we generally incur the costs and expenses from our efforts before we receive any incremental revenue with respect thereto, if any, our losses in future periods will be significant. In addition, these efforts have been and may continue to be more expensive than we currently anticipate and these efforts may not result in sufficient revenue if we do not achieve design wins or technology companies do not purchase our products in sufficient volume, which would further increase our losses.

Any inability to fund our business could cause our customers, suppliers, strategic partners, or other third parties to decrease the amount of business they do with us or terminate their relationship with us, or we could go into default on our outstanding Convertible Notes, or have our current credit facility revoked, which, in turn, would permit our creditors to enforce remedies against us, which may include taking control of our business, and cause us to consider reducing, discontinuing, or selling operations or seeking protection from creditors, and further raise substantial doubt about our ability to continue as a going concern.

If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as winding down or restructuring our business, selling assets, restructuring our Convertible Notes or obtaining additional equity capital on terms that may be onerous or highly dilutive. In the event of the occurrence of any of the above, it would likely qualify as an event of default under our Convertible Notes, unless otherwise waived by the holders thereof, and thereby trigger the acceleration of a payment in an amount equal to one hundred thirty percent (130%) of the outstanding principal amount plus the accrued interest thereof on the date on which the first event of default occurred, together with all costs, including, without limitation, legal fees and expenses, of collection. As of December 31, 2024, the aggregate principal amount outstanding on our Convertible Notes was $8.5 million.

Impact of Tariffs

The Trump Administration has imposed and continues to impose tariffs and additional trade restrictions could be implemented on a broad range of products, geographic regions, or raw materials. The Trump Administration has also issued an executive order to review U.S. trade policies, practices, and agreements to address trade deficits and other economic security matters, including assessing whether the imposition of new or increased tariffs or other measures is required. Following such executive order, on April 2, 2025, the Trump Administration issued an executive order that imposed a minimum of 10% tariff on imports from all U.S. trading partners, including the UK, with increased tariff amounts for specific countries described in the executive order, including 24% on imports from Japan, 84% on imports from China, and 17% on imports from Israel. Following such executive order, the Trump Administration raised the tariffs on China to around 125% while suspending country-specific reciprocal tariffs for all countries for a period to allow for negotiations. Subsequent to such executive orders, the Trump Administration announced a trade deal with the UK and a postponement of the application of certain tariff amounts on China. Tariffs and trade wars, or the threat thereof, between the U.S. and countries such as China, Canada, Mexico, the UK, the EU and other countries has disrupted global supply chains, raised our supply costs, and has adversely affected our ability to execute key elements of our strategy. This can also impede the transition to electric vehicles and/or delay the implementation of economic competitiveness policies. More specifically, for our P7 products we need to purchase various battery types from certain suppliers based in China, which is more subject to risks associated with international trade conflicts between the U.S. and China, particularly with respect to tariffs and export and import controls and laws. In addition, we manufacture our REEcorner in the UK. Because various items in our supply chain are, and may continue to be, subject to tariffs, we have experienced significant cost increases with respect to our previously intended vehicle production, which we believe were unexpected, unforeseeable, and unpreventable. As a result, we have had to delay our vehicle production and expect such tariffs (including the surrounding uncertainty therefrom) to continue to significantly impact our business, operations, and vehicle production goals. If we return to production of our vehicles and are unable to pass the costs of such tariffs on to our customer/end-user base or otherwise mitigate such costs, or if demand for our vehicles decreases due to the higher cost, our results of operations and overall financial performance could be materially adversely affected.

Global Competition for Automotive Vehicles

The worldwide automotive market is highly competitive and volatile. The demand for automobiles is affected by a number of factors including social, political and general macroeconomic conditions, introduction of new vehicles and technologies, and costs incurred by customers to purchase or operate vehicles. Additionally, the worldwide automotive industry is in a period of global competition which may continue for the foreseeable future, including significant competition from OEMs and other vehicle manufacturers in China, and in general the competitive environment in which we operate is likely to intensify.

Our business performance is related to global automotive sales and automotive vehicle production by OEMs and technology companies. Economic conditions in North America, Europe and Asia can have a significant impact on production volumes, and, accordingly, have an impact on our future revenue. Such customer production can vary from period to period due to global demand, market conditions and competitive conditions, geopolitical issues including trade restrictions and tariffs, as well as other factors. Continued or future constraints on global automotive production resulting from the effects of economic uncertainty, both global and in specific markets in which we operate, may be a limiting factor on our ability to obtain revenue. We expect to continue to capitalize on our initial discussions with OEMs in order to expand our presence in certain EU countries, Japan, and India and capture the long-term growth opportunities we see from OEMs, in particular.

Electric Vehicle Market Demand

With electrification on the rise for commercial fleets, we anticipate increased demand for EV solutions. In particular, REE has observed increase support for EVs in recent years as Tesla has become a dominant player in a once insular automotive industry. Additionally, in 2021 traditional OEMs have announced that they will transition their resources to producing EVs. Whereas EVs were traditionally marketed to niche areas, we had seen traditional OEM’s establishing waiting list for customers who want to purchase the electric version of their mainstream vehicles.

In REE’s view, this trend is driven by several factors. A rising environmental consciousness is encouraging customers to weigh their emission footprint. As a zero-emission alternative to traditional ICE options, an EV that can match or exceed an ICE in performance is a natural choice. Assisting with that choice, local and national governments previously implemented both various forms of rebates and credits for the purchase of an EV and prohibitive ICE regulations to expedite the rise of e-mobility by accelerating the push for zero emission vehicles and increased awareness of the impacts of global warming. As EV sales grow, EV components become more prevalent, allowing automakers to purchase parts at greater availability and lower costs, further accelerating the switch to electric. Additionally, the continuing improvement in battery technology and continuing build-out of electric charging infrastructure are decreasing range anxiety, increasing comfort with EV range capabilities and facilitating EV adoption. Lastly, particularly in the U.S. market, customers must deal with increased gas cost resulting from civil unrest and wars in countries on which they depend for gas. However, the Trump Administration’s recent policy changes could reduce or eliminate supply- and demand-side incentives, resulting in slower adoption of EVs.

Software-Defined Vehicle Demand

Large OEMs interest in SDV technology appears to be growing. According to Morgan Stanley’s The Migration to SDVs report, the SDV market is projected to grow at a compound annual growth rate of 41% from $147 billion in 2024 to $1.16 trillion by 2030. SDV accounted for just 3% of automotive production in 2021 and may represent 90% of new vehicle production by 2029. Additionally, in 2024, Rivian established a joint venture with Volkswagen International America Inc. and Volkswagen AG and its affiliate to build electrical architecture and software technology together for future electric vehicles. Additionally, General Motors, completed its acquisition of GM Cruise Holdings LLC, which it uses to lead in autonomous and software-defined vehicles, according to its public reports. Ford Motor Company has similarly expressed, according to its public report, that electric and software-defined vehicles will play an increasingly important role for its future. We have seen and continue to see interest from OEMs in SDV technology capabilities and we therefore anticipate continued demand and growth for our technology.

Design Wins with Customers

We believe that global OEMs and technology companies are continuously looking for innovative ways to improve their vehicles and have thus far been unable to product in-house systems with respect to SDV technology. Design wins with respect to our SDV technology is critical to our future. However, the revenue generated by a design win and the time necessary to achieve a design win can vary significantly, including for several years. To achieve a design win, we would need to maintain strong SDV technology compared to the industries’ technology and continue to offer solutions that remain superior to the competition’s, including as compared to any in-house technologies developed by OEMs or other technology companies. While we seek to work closely with OEMs and technology companies to understand their system requirements, there is no guarantee that such potential customers will purchase our SDV products in any certain quantity or at any certain price even if we are successful in achieving a design win.

Regulation for ADAS and Autonomous Driving Solutions

We have equipped our products with certain autonomous driving readiness features. Generally, laws pertaining to autonomous driving are evolving globally, and in some cases may create restrictions on advanced driver assistance or autonomous features. It is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond REE’s control. Currently, there are no Federal Motor Vehicle Safety Standards that relate to the performance of autonomous technology and no widely accepted uniform standards to certify autonomous technology and its commercial use on public roads. However, NHTSA has established recommended guidelines, including its Standing General Order (as amended on April 24, 2025) requiring reports regarding certain crashes involving vehicles with advanced driver assistance systems. and proposed a regulation for autonomous vehicles. Certain states have legal restrictions on such vehicles, and many other states are considering them. Autonomous driving laws and regulations are expected to continue to evolve in numerous states in the U.S., which increases the likelihood of a patchwork of complex or conflicting regulations or may delay products or restrict autonomous features and availability, which could adversely affect our business. Autonomous products that may be integrated into REE products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements, which could require REE to redesign, modify and/or update its products in order to be compatible with autonomous products.

Consumer Adoption of Our ADAS and Autonomous Driving Solutions

We expect to target what we view as a strong demand for software that can deploy autonomous-ready solutions. In recent years, we have seen that there has been an automotive focus on autonomous driving. We have heard from potential customers that the commercial vehicle market suffers from driver shortages and autonomy is a compelling solution for fleets and operators. However, fleets and operators lack a safe, mature and reliable vehicle architecture to support autonomous driving, once they have identified a proper autonomous software provider. We believe that our successful demonstration with Airbus UpNext positions us to be a leader with autonomous-ready technology to service this market need. As a result, consumers’ demand for, and willingness to adopt, ADAS and autonomous driving technologies will significantly impact our financial performance. We believe that our leadership position in ADAS positions us to continue to set the standard for advanced autonomous solutions and will help us benefit from increasing consumer confidence in and demand for autonomous technology over time.

Political Unrest Armed Conflict in Israel and Other Parts of the Middle East

In recent years, Israel has been engaged in armed conflict with terrorist organizations in the Middle East, including Hamas in the Gaza Strip, Hezbollah in southern Lebanon, and the Houthis in Yemen. For example, since October 7, 2023, Israel has been in a state of war with Hamas and other terrorist organizations in the Gaza Strip and in military conflict with Hezbollah and the Houthis. It is possible that other terrorist organizations, as well as other hostile countries, will join the hostilities and that such clashes may escalate in the future into a greater regional conflict. In addition, Israel is under current threats from Iran, including after Iran’s attacks in 2024. The fall of the Assad regime in Syria likewise created additional regional instability, including with respect to Turkey.

The current conflict has led to a deterioration of certain indicators of Israel’s economic standing, including a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch. There have also been periods of political instability in Israel, including through widespread protests, multiple elections in the past, and a corruption trial of Israel’s Prime Minister.

Any conflict involving Israel, the interruption or curtailment of trade between Israel and its trading partners, significant downturn in the economic or financial conditions in Israel, or any political instability in the region or in Israel could adversely affect Israel’s economy, business conditions and/or our business operations, results of operations, and financial condition. It may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments pursuant to force majeure provisions in such agreements. This may also make it more difficult for us to raise capital, which would adversely affect REE’s operations and results of operations and the market price of our Class A Ordinary Shares.

Key Components of Statements of Operations

Revenue

We have not begun significant commercial operations and currently have no significant revenues. Once we reach commercialization and commence production and sales of our products, we expect that the significant majority of our revenue will be derived from direct sales to OEMs, dealers, logistics and technology companies and, thereafter, other related products and services within the REE ecosystem. In 2024, we recognized revenues with respect to the sale of SDV prototypes. In 2023, we recognized revenues with respect to previously deferred revenues following a termination of a strategic development agreement with a customer and with respect to the sales of SDV prototypes.

Cost of Revenues

Cost of revenues is primarily comprised from the cost of SDVs and includes direct parts, material and labor costs, share-based compensation expenses, manufacturing overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the production of SDVs and adjustments to write down the carrying value of inventory when it exceeds its estimated net realizable value, or NRV. In 2023, our cost of revenues also included the expensing of deferred expenses following a termination of a strategic development agreement with a customer.

Research and Development Expenses, Net

Research and development, or R&D, expenses consist of our costs associated with the employment of our R&D and engineering staff, including share-based compensation, third-party engineering consultants, development projects such as corners programs and component programs and program consumables. Such R&D expenses also include expenses related to the testing, validation and certification of our SDV vehicles, UK R&D tax credit and grants received for R&D programs and projects, costs associated with our properties, and depreciation of our fixed assets. We expect our research and development expenses to decrease as we move closer to mass production of our vehicles.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of our costs associated with the employment of our non-engineering staff, including share-based compensation, legal, insurance, accounting and consulting expenses, travel and marketing expenses such as public relations activities and trade shows, costs associated with our properties, and depreciation of our fixed assets. We expect our selling, general and administrative expenses to increase as our overall activity levels increase over time once we start mass production of our vehicles.

Financial Income (Expenses), Net

Finance income (expenses), net consists primarily of change in fair value of derivatives liabilities, interest expenses and discount of convertible promissory notes and bank fees offset by interest income and foreign currency exchange gains or losses. Foreign currency exchange gains or losses are related to changes in the value of our non-U.S. denominated financial assets and liabilities, primarily cash and cash equivalents and operating lease liabilities related to our leased properties in Israel and the UK. Interest income consists of interest earned on our cash, cash equivalents, and short-term investments. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Derivative liabilities at fair value are related to our convertible promissory notes. Fair value of derivative liabilities is expected to vary depending on the change in stock price, volatility, risk-free rate, cost of debt and other inputs used for the fair value measurements. Interest expenses relate to the accrued interest on our short-term loans and our convertible promissory notes. Discount expenses relate to the amortization of the discount on our convertible promissory notes.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table sets forth REE’s historical operating results for the periods indicated:

	Year ended December 31,
	2024	2023	Change	% Changes
	USD in thousands
Revenues	$183	$1,608	$(1,425)	(89)%
Cost of revenues	3,681	3,270	411	13%
Gross loss	$(3,498)	$(1,662)	$(1,836)	110%

Research and development expenses, net	49,460	82,662	(33,202)	(40)%
Selling, general and administrative expenses	26,171	35,568	(9,397)	(26)%
Total operating expenses	75,631	118,230	(42,599)	(36)%
Operating loss	$(79,129)	$(119,892)	$40,763	(34)%

Income (loss) from warrants remeasurement	(22,750)	396	(23,146)	(5,845)%
Financial income (expenses), net	(7,812)	3,928	(11,740)	(299)%
Net loss before income tax	$(109,691)	$(115,568)	$5,877	(5)%

Taxes on income (tax benefit)	2,063	(1,360)	3,423	(252)%
Net loss	$(111,754)	$(114,208)	$2,454	(2)%

Revenues

As previously noted, we have not begun significant commercial operations and currently have no significant revenues to date. For the year ended December 31, 2024, we recorded revenues in the amount of $0.2 million with respect to the sale of SDV prototypes to a customer. For the year ended December 31, 2023, we recorded revenue in the amount of $1.6 million, of which $0.9 million related to a termination of a strategic development agreement with a customer and were recognized from previously deferred revenues. In addition, we recorded revenues in the amount of $0.7 million with respect to sale of SDV prototypes to customers.

Cost of Revenues

Cost of revenues increased by $0.4 million, or 13%, from $3.3 million for the year ended December 31, 2023 to $3.7 million for the year ended December 31, 2024. This increase was primarily due to depreciation of our production machinery and equipment related to our UK Launch Factory as well as adjustments to write down the carrying value of inventory, which exceeded its estimated NRV as part of material purchasing for preparation to production of EVs. This was partially offset by the expensing of deferred expenses related to the strategic development agreement with a customer, which was terminated in 2023, as described above.

Research and Development Expenses, Net

R&D expenses decreased by $33.2 million, or 40%, from $82.7 million for the year ended December 31, 2023 to $49.5 million for the year ended December 31, 2024. This decrease was primarily due to a decrease in non-recurring engineering and materials expenses related to the development of P7 SDVs, a decreased share-based compensation expense of $4.2 million incurred during the year ended December 31, 2024 compared to $8.4 million incurred during the year ended December 31, 2023 as well as a decrease in payroll and related expenses related to a decrease in R&D employee headcount as a result of our realignment to our business plan and an increase in UK R&D tax credits and grants received from the UK government. Excluding share-based compensation expense, R&D expenses decreased by $29.0 million, or 39%, from $74.3 million for the year ended December 31, 2023 to $45.3 million for the year ended December 31, 2024.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses decreased by $9.4 million, or 26%, from $35.6 million for the year ended December 31, 2023 to $26.2 million for the year ended December 31, 2024. This decrease was primarily due to a decrease in professional fees, a decreased share-based compensation expense of $5.4 million incurred during the year ended December 31, 2024, compared to $7.9 million incurred during the year ended December 31, 2023, as well as a decrease in director and officers insurance expenses and lower payroll and related expenses related to a decrease in non-R&D employee headcount as a result of our realignment to our business plan. Excluding share-based compensation, selling, general and administrative expenses decreased by $6.9 million, or 25%, from $27.7 million for the year ended December 31, 2023 to $20.8 million for the year ended December 31, 2024.

Income (Loss) from Warrants Remeasurement

Income (loss) from warrants remeasurement, decreased by $23.2 million, or 5,845%, from income of $0.4 million for the year ended December 31, 2023 to a loss of $22.8 million for the year ended December 31, 2024. This decrease was due to pre-funded warrants we issued in a transaction that we conducted in September 2024, as well as a change in the fair value of the warrants liability, which was mainly impacted by the decline of the Company’s share price.

Financial Income (Expenses), Net

Financial income (expenses), net decreased by $11.7 million, or 299%, from financial income, net of $3.9 million for the year ended December 31, 2023 to financial expenses, net of $7.8 million for the year ended December 31, 2024. This decrease was primarily attributable to a change in the fair value of a derivative liability that was mainly impacted by the increase in the Company’s share price following our September 2024 Offering (defined below), a decrease in interest income from bank deposits due to lower average cash balances as well as an increase in interest expenses and discount amortization related to our convertible promissory notes.

Taxes on Income (tax benefit)

Taxes on income (tax benefit), increased by $3.5 million, or 252%, from a tax benefit of $1.4 million for the year ended December 31, 2023 to taxes on income of $2.1 million for the year ended December 31, 2024. This increase was primarily due to an increase in deferred tax expenses, which was partially offset by uncertain tax positions reversed in the year ended December 31, 2024 and related to previous years.
B. Liquidity and Capital Resources.
As of the date of this Annual Report, we have not yet generated significant revenues from our principal business operations and have generated minimal revenues overall and do not expect to generate sufficient revenues from the sale of products in the near future to cover our costs and capital expenditures.
Since inception, we have incurred losses and have generated negative cash flows from operations and have therefore funded our operations, capital expenditure and working capital needs through capital contributions, the sale of our securities including Class A Ordinary Shares, warrants, pre-funded warrants, and convertible promissory notes to investors, and from the consummation of the merger whereby 10X Capital Venture Acquisition Corp (“10X Capital”), a Delaware corporation and special purpose acquisition company, and Spark Merger Sub, Inc. (“Merger Sub”), our wholly-owned subsidiary, pursuant to which Merger Sub merged with and into 10X Capital.

In accordance with the ASC 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, (“ASC 205-40”), we have evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Our ability to continue as a going concern will depend on our ability to obtain additional equity or debt financing, attain further operating efficiencies, and generate future cash from operations. Based on these factors, management determined that there is substantial doubt regarding our ability to continue as a going concern. Therefore, the accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of these uncertainties. See Note 1 “General” to the consolidated financial statements included as part of this Annual Report for a further discussion of our liquidity and the conditions that raise substantial doubt regarding our ability to continue as a going concern.

As an early stage growth company, our ability to access capital is critical. Until we can generate sufficient revenue to cover our operating expenses, working capital and capital expenditures, we will need to raise additional capital to continue our business operations. Our ability to fund our cash needs is subject to various risks, including as detailed in the risk factor titled “REE is an early stage company with a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future, and there is substantial doubt that we will have sufficient funds to satisfy our obligations, including through the next 12 months from the date of this report, if we are unable to obtain sufficient additional funding or do not have access to capital to finance our current business plan. As a result, REE may be unable to meet its future capital requirements, which could jeopardize its ability to continue its business operations and/or lose control of its business to a creditor.”

March 26, 2025 Securities Purchase Agreements & Lock-up Agreement

On March 26, 2025, we entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 2,219,176 Class A Ordinary Shares at a purchase price of $4.25 per ordinary share, or the March 26 Offering. The offering closed on March 27, 2025 and resulted in gross proceeds to the Company of approximately $9.4 million, which, after the deduction of fees and expenses, we intend to use the net proceeds for working capital and general corporate purposes.

In addition, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, until May 18, 2025. Additionally, the Company agreed until May 18, 2025 it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than on Form S-8 or in connection with any employee benefit plan). In addition, the Company agreed that it will not conduct any sales of ordinary shares or equivalent securities involving a variable rate transaction (as defined in the purchase agreement) until September 19, 2025, subject to certain exceptions as described in the Purchase Agreement.

On March 26, 2025, the Company also entered into a placement agency agreement, or the March 26 Agreement, with A.G.P./Alliance Global Partners, or A.G.P. or the Placement Agent, pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the offering. The Placement Agent agreed to use its best efforts to arrange for the sale of the Class A Ordinary Shares. In addition, pursuant to the terms of the March 26 Agreement, the Company will pay the Placement Agent a placement agent fee in cash equal to two percent (2%) of the aggregate gross proceeds raised in the offering. The Company also agreed to reimburse the Placement Agent at closing for legal and other accountable expenses incurred by them in connection with the offering in an aggregate amount not to exceed $10,000.
March 18, 2025 Securities Purchase Agreements & Lock-up Agreement

On March 18, 2025, we entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 6,376,631 Class A Ordinary Shares at a purchase price of $4.25 per ordinary share, or the March 18 Offering. The March 18 Offering closed on March 19, 2025, and the offering resulted in gross proceeds to the Company of approximately $27.1 million. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes.

In connection with the March 18 Offering, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the sixty (60)-day period following the closing date of the offering. Additionally, the Company agreed that for a period of sixty (60) days from the closing date of the offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than on Form S-8 or in connection with any employee benefit plan). In addition, the Company agreed that it will not conduct any sales of ordinary shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of six (6) months from the closing date of the offering, subject to certain exceptions as described in the Purchase Agreement.

The Company also entered into a placement agency agreement with A.G.P., pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the offering. The Placement Agent agreed to use its best efforts to arrange for the sale of the Class A Ordinary Shares. In addition, pursuant to the terms of the placement agency agreement, we agreed to pay the Placement Agent a placement agent fee in cash equal to eight percent (8%) of the aggregate gross proceeds raised in the offering from certain investors, provided, however that the cash fee shall be two percent (2%) with respect to proceeds raised from certain other investors and certain existing shareholders of the Company. We also agreed to reimburse the Placement Agent at closing for legal and other accountable expenses incurred by them in connection with the offering in an aggregate amount not to exceed $70,000. Similarly, we agreed to reimburse the Placement Agent at closing for certain non-accountable expenses in an aggregate amount not to exceed $10,000.

September 2024 Securities Purchase Agreements
On September 15, 2024, we entered into a securities purchase agreement, or the September 2024 Offering, with certain investors for the issuance of an aggregate of (i) 7,362,930 Class A Ordinary Shares, at a price of $4.122 per share, and (ii) 3,639,893 pre-funded warrants each to purchase one Class A Ordinary Share. The pre-funded warrants were sold at a price of $4.121 each, representing the per share offering price of $4.122 per Class A Ordinary Share, minus the $0.001 per share exercise price of such pre-funded warrant. The total net proceeds were approximately $44.9 million after deducting transaction costs. We have been using the net proceeds from the September 2024 Offering for working capital and general corporate purposes.
March 2024 Public Offering

On March 1, 2024, REE executed an underwriting agreement, or the Underwriting Agreement, between the Company and Roth Capital Partners LLC, or Roth, pursuant to which the Company conducted an underwritten public offering, or the Public Offering, of 2,000,000 Class A Ordinary Shares at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13.0 million, or March 2024 Offering. Pursuant to the terms of the Underwriting Agreement, the Company also granted Roth a 20-day option to purchase Class A Ordinary Shares of up to 300,000 Class A Ordinary Shares, or 15% of the number of Class A Ordinary Shares sold in the March 2024 Offering, solely to cover over-allotments. On March 4, 2024 Roth exercised its overallotment option to purchase an additional 300,000 Class A Ordinary Shares in full. The March 2024 Offering, including the shares issuable upon the exercise of the overallotment option, closed on March 5, 2024.

At the closing of the Public Offering, we issued 2,300,000 Class A Ordinary Shares, for aggregate net proceeds of approximately $14.135 million to REE, after deducting the underwriting discounts and transaction costs payable by us. REE has used the net proceeds from the March 2024 Offering for general working capital purposes.

ATM Agreements

On August 16, 2022, we entered into the ATM Equity Offering Sales Agreement, or the BofA Agreement, with BofA Securities Inc., or BofA, pursuant to which we may offer and sell, at our option, up to $75.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of December 31, 2024, we had not sold any of our Class A Ordinary Shares under the BofA Agreement.

On July 14, 2023,we entered into the HCW Agreement, pursuant to which we may offer and sell, at our option, up to $35 million of Class A Ordinary Shares through an “at-the-market” equity program under which HCW agreed to act as our sales agent. Throughout the years ended December 31, 2024 and 2023, the Company sold 310,822 and 75,912 Class A Ordinary Shares, respectively, under the ATM Sales Agreement for total net proceeds of $1.5 million and $0.5 million, respectively.

Convertible Promissory Notes and Warrants

On November 27, 2023, we entered into securities purchase agreements, or the November Purchase Agreements, with certain investors, pursuant to which we agreed to issue and sell convertible promissory notes, or the November Notes, in the principal amount of $8 million, in the aggregate, at a conversion price of $5.09 per share (subject to adjustment as provided therein), and warrants, or the November Warrants, to purchase up to an aggregate of 1,571,710 of Class A Ordinary Shares at an exercise price of $4.42 per share (subject to adjustment as provided therein). Closing under the November Purchase Agreements occurred on December 3, 2023, pursuant to which the November Notes and November Warrants were issued to the investors.

In addition, on December 6, 2023, we entered into a subsequent securities purchase agreement, or the December Purchase Agreement, dated December 2, 2023, with a certain accredited investor, pursuant to which we agreed to issue and sell an additional convertible promissory note, or the December Note, in the principal amount of $750,000 at a conversion price of $5.74 per share (subject to adjustment as provided therein), and additional warrants, or the December Warrants, to purchase up to 130,662 Class A Ordinary Shares, at an exercise price of $5.74 per share (subject to adjustment as provided therein). Closing under the December Purchase Agreement occurred on December 20, 2023, pursuant to which December Note and December Warrants were issued to the applicable investor.

Pursuant to the November Purchase Agreement and December Purchase Agreement, the November Notes and December Note each have a term of five-years from the date of issuance, accrue interest at a rate of ten percent per annum (compounding annually) and are convertible into Class A Ordinary Shares at conversion prices of $5.09 and $5.74 per share, respectively. We may not repay any portion of the outstanding principal amount of the November Notes or December Note (or any interest accrued thereon) prior to the maturity date. The conversion price of November Notes and December Note is subject to customary adjustments, and the Notes contain customary anti-dilution protections (including in the event of (i) certain equity issuances by us at a price less than the conversion price then in effect, provided that the conversion price shall in no event be reduced to less than $1.02 and $1.15 per share, respectively; (ii) stock splits and combinations; and (iii) certain dividends or distributions).

On December 23, 2024, we received a notice of conversion for $300,000 of the principal amount, including accrued interest, of the Notes. As a result, we issued 72,780 Class A Ordinary shares at conversation price of $4.122.

The November Warrants to purchase up to 1,571,710 Class A Ordinary Shares are exercisable at an exercise price of $4.42 per Class A Ordinary Share (subject to customary adjustments) and have a term of five-years from the date of issuance, which was December 3, 2023. The December Warrants to purchase up to 130,662 Class A Ordinary Shares are exercisable at an exercise price of $5.74 per Class A Ordinary Share (subject to customary adjustments) and have a term of five years from the date of issuance, which was December 20, 2023.
Loan under Credit Facility

On August 14, 2023, we entered into an agreement with a leading Israeli commercial bank to establish a revolving credit line facility, or the Credit Facility, in the amount of $15 million, which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the credit facility were extended through December 31, 2025. Outstanding loans under the Credit Facility bear a variable interest at the rate of the Monthly Term Secured Overnight Financing Rate, or SOFR, plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, we are required to keep unsecured deposits in the aforementioned bank in the amount of $20 million. In November 2024, the agreement was amended to increase the Credit Facility amount to $18,000 while the unsecured deposit amount was reduced to $18,000. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. We are charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility.

As of December 31, 2024 and 2023 we have utilized $18,000 and $15,000, respectively, under the Credit Facility for short term loan. In January 2025 and January 2024, respectively, the short term loan was fully repaid by us. As of December 31, 2024 and 2023 the annual interest rate for the loan utilized under the Credit Facility was 7.86% and 8.86%, respectively.

Additionally, towards the end of 2024, we obtained a non-binding term sheet for a $15 million credit facility from a large bank in Israel, which needed to be converted into a binding agreement. To-date, we have been negotiating definitive documents for such credit facility, however we do not believe that we will sign a definitive agreement by the expiration date of the term sheet. See Item 3.D. under the section titled “REE expects that it will need to raise additional funds and these funds may not be available to it when it needs them, or may only be available on unfavorable terms. As a result, REE may be unable to meet its future capital requirements, which could limit its ability to grow and jeopardize its ability to continue its business operations.”

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023
	USD in thousands
Net cash provided by (used in)
Operating activities	$(68,985)	$(89,273)
Investing activities	35,969	49,617
Financing activities	63,548	23,971
Net change in cash and cash equivalents and restricted cash	$30,532	$(15,685)

Cash Flows from Operating Activities

Our cash flows used in operating activities to-date have primarily resulted from costs related to development of our products, payroll, fluctuations in accounts payable and other current assets and liabilities. We expects to continue incurring cash outflows on operating activities until we begin to generate sufficient cash flows from our business.

During the year ended December 31, 2024, operating activities used $69.0 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $111.8 million before deducting non-cash charges mainly consisting of changes in the fair value of warrant and derivative liabilities of $31.9 million, share-based compensation of $9.6 million, depreciation, amortization, and accretion expense and a change in operating right of use asset and liability, net, of $4.0 million. These non-cash charges were offset by an increase in operating working capital of $6.4 million.

During the year ended December 31, 2023, operating activities used $89.3 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $114.2 million before deducting non-cash charges mainly consisting primarily of share-based compensation of $16.3 million, depreciation, amortization, and accretion expense and a change in operating right of use asset and liability, net, of $3.7 million, offset by a change in fair value of financial liabilities of $0.6 million. These non-cash charges were offset by an increase in operating working capital of $5.6 million. For comparative purposes, we have included amortization of operating lease right-of-use assets as part of the change in operating lease right-of-use assets and liabilities, net. This change did not affect the overall change in cash flows from operating activities.

Cash Flows from Investing Activities

Our cash flows provided by investing activities to date have been primarily comprised of short-term investments and cash outflows for tangible fixed assets (plant and equipment). We expect investing activities to include cash outflows related to production related tangible fixed assets.

Net cash provided by investing activities was $36.0 million for the year ended December 31, 2024, which was primarily due to the maturity of short-term investments of $43.5 million, partially offset by cash outflows for purchases of property and equipment of $7.5 million.

Net cash provided by investing activities was $49.6 million for the year ended December 31, 2023, which was primarily due to the maturity of short-term investments of $147.7 million, partially offset by purchase of short-term investments of $94.4 million and $3.7 million cash outflows for purchases of property and equipment.

Cash Flows from Financing Activities

Our cash flows provided by financing activities to date have been primarily comprised of proceeds from issuance of Class A Ordinary Shares, proceeds and repayments of short-term loans, proceeds from issuance of warrants and pre-funded warrants and proceeds from issuance of convertible promissory notes.

Net cash provided by financing activities was $63.5 million for the year ended December 31, 2024, which was primarily due to proceeds from issuance of Class A Ordinary shares, net of $45.5 million, issuance of pre-funded warrants of $15.0 million and proceeds from short-term loan, net of $3.0 million.

Net cash provided by financing activities was $24.0 million for the year ended December 31, 2023, which was primarily due to proceeds from short-term loan utilized under our credit facility in the amount of $15.0 million, net, proceeds from issuance of convertible promissory notes and warrants in the amount of $8.4 million and net proceeds from Ordinary Share issuances pursuant to the HCW Agreement under our ATM program in the amount of $0.5 million.

Contractual Obligations and Commitments

We currently lease approximately 3,300 square meters (approximately 35,520 square feet) of office space in Glil-Yam, Israel as our headquarters. This facility accommodates its principal executive, research and development, marketing, design, business development, human resources, finance, information technology, and administrative activities. The lease is for a five-year term, which expires in 2026, with the option to extend for an additional period of five years until 2031.

In the UK, we entered into a lease agreement for the UK Engineering Centre and Launch Factory, which is located in Coventry, UK. The facility is approximately 130,000 square feet (approximately 12,077 square meters), under a lease agreement that expires in 2032. We utilize this facility for engineering, process validation activities, along with product assembly operations. In addition, we have a lease in Warwickshire with MIRA Technology Park which we utilizes as a testing facility, the agreement expired in April 2025 and has not been renewed as of the date of this Annual Report.

In the U.S., we entered into a lease agreement for its Austin, Texas headquarters. The facility is approximately 118,132 square feet (10,975 square meter), under a lease agreement that expires in 2032. In 2024, we partially subleased this facility to a third party, which was terminated in early 2025. REE does not currently utilize this facility for any material operations and is currently exploring other uses for this facility, including subleasing such space to others.

In 2024, we entered into an agreement with Roush Industries to serve as our contract manufacturer for the assembly and integration of our SDVs. The assembly and integration space is located at their Southeast, Michigan facility with approximately 47,200 square feet (approximately 4,385 square meters) of dedicated space for production, warehousing, transfer to production, assembly, testing, and storage, including both inside and outside. This space is currently being prepared for our vehicle assembly and integration activity. The agreement is for one year, with options for extension (two options for an additional 12-month period and an option for an additional 4-month period).

The following table summarizes our contractual obligations and other commitments for cash expenditures as of December 31, 2024, and the years in which these obligations are due. Certain obligations are reflected in our balance sheet, while other are disclosed as future obligations. This table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments due by period
	Total	Less than 1 year	1-5 years	More than 5 years
	USD in thousands
Contractual obligations:
Operating lease obligations	$22,306	4,458	11,111	6,737
Purchase obligations	26,200	26,200	—	—
Total	$48,506	$30,658	$11,111	$6,737

Purchase obligations. The amounts listed for purchase obligations in the table above represent agreements (including open purchase orders to purchase inventory) to purchase products and for other expenditures in the ordinary course of business that are enforceable and legally binding and that specify all significant terms.

Open purchase orders that are cancellable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

In addition, we entered into agreements in the normal course of business with vendors to perform various services, which are generally cancellable upon written notice. These payments are not included in this table of contractual obligations.
C. Research and development, patents and licenses, etc.

We have invested significant time and expense into research and development with respect to our products. Our research and development activities are primarily located in Israel and at our UK Engineering Center. Our ability to obtain a leadership position in the automotive industry depends in part on our ongoing research and development activities. Our research and development team includes engineers and researchers with a diverse range of expertise, levels of experience, and academic backgrounds. We have a strong combination of engineers with automotive and technology industry experience from Israel, the UK, Germany and the U.S. who together combine innovative thinking with a common goal of developing a superior SDV product for the automotive market. Our research and development department is comprised of approximately 160 employees and external consultants as of December 31, 2024. In 2024, research and development costs accounted for approximately 65% of our total operating expenses. As we move closer to mass production of our vehicles, we expect our expenses to shift more towards manufacturing and to depend less on research and development activities.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version), 5721-1961. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.
D. Trend information

Other than as disclosed in “Item 5.A. Operating Results — Key Factors Affecting Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates
Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates, judgments and assumptions. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period and accompanying notes. Actual results could differ from those estimates. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.

While our significant accounting policies are described in the notes to its financial statements, we believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP.

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

For the years ended December 31, 2024, 2023, and 2022, no impairment charges were recognized.

Inventory

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost or Net Realizable Value (“NRV”). Inventory cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

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

Fair value of financial instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

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

Financial instruments consist, among others, of cash equivalents, other accounts receivable, short-term loan, trade payables and other accounts payable and accrued expenses. These financial instruments are stated at their carrying value, which approximates their fair value due to the short time to the expected receipt or payment date. The Company considers its pre-funded warrants to be Level 2. The warrants and derivative liabilities are measured at fair value using Level 3 inputs.

Recently Issued Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Our status as an emerging growth company

Under the JOBS Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. We meet the definition of an “emerging growth company” and have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth the name, age and position of each of our executive officers and directors as of May 15, 2025:

Name	Age	Position
Executive Officers
Daniel Barel	46	Co-Founder, Chief Executive Officer and Director
Ahishay Sardes	43	Co-Founder, Chief Technology Officer and Director
Hai Aviv*	43	Chief Financial Officer
Joshua Tech	47	Chief Operating Officer
Avital Futterman	42	General Counsel & Corporate Secretary
Tali Miller	49	Chief Business Officer

Directors
Carlton Rose(3)	63	Chairman of the Board
Ittamar Givton (1) (2) (3)	72	Director
Hicham Abdessamad (1) (2) (3)	51	Director
Rajesh Goel**	56	Director
Ayellet (Mimi) Zemah (1) (2) (3)***	56	Director
* Hai Aviv was appointed CFO effective November 15, 2024 replacing Yaron Zaltsman.
** Appointed to the board of directors as of November 15, 2024 in connection with Motherson Group’s investment in the September 2024 Offering and re-elected to the board of directors at our Meeting.
*** Appointed to the board of director on March 6, 2025 following the increase in the size of the board from six directors to seven.

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

Hai Aviv has been the Chief Financial Officer of REE since November 15, 2024. Prior to joining REE, from 2022 to 2023, Mr. Aviv served as the Chief Financial Officer of Prisma Photonics, a private company operating in the field of infrastructure monitoring. Mr. Aviv previously served as REE’s Chief Financial Officer from 2018 to 2022. From 2016 to 2018, he served as the Chief Financial Officer of Beyond Air, a public company listed on Nasdaq, operating in the fields of biopharmaceutical and medical devices. From 2010 until 2013, Mr. Aviv served as a corporate controller and from 2013
1 REE is also a customer of SpecterX. See “Item 7.B. Related Party Transactions” of this Annual Report for additional information.

until 2017, Mr. Aviv served as Chief Financial Officer of Babylon Ltd., a public company listed on the Tel Aviv Stock Exchange, operating in the fields of internet, software and venture capital investments. Prior to that, from 2005 to 2010, Mr. Aviv was a manager at Ernst & Young. Mr. Aviv is a Certified Public Accountant and holds a Bachelor of Arts in Business and Accounting from the College of Management Academic Studies, and an MBT in Business and Taxation from the College of Management Academic Studies.

Joshua Tech joined REE in April 2022 as the Chief Operating Officer. Mr. Tech joins REE after serving on Tesla’s Operations Leadership Team as Head of the New Product/Manufacturing Introduction group. Previously, oversaw manufacturing development and launch at a worldwide leader in automotive exterior design, development, and manufacturing, and most recently served as Vice President of Manufacturing and Engineering for one of America’s most advanced construction technology firms, Plant Prefab. Based in the U.S. Mr. Tech brings over 23 years of experience to REE in complex product development & launch, industrialization, infrastructure development, engineering, supply chain, quality, and operations management. Mr. Tech holds a Cert of Supervisory Management from University of Pittsburgh, a Quality Engineering from Tri-County Technical College, a BS of Mechanical Engineering from Penn State University, a BA of Business Administration from Madison University and an MBA of Business Administration from Madison University.

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

Current Directors

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

Hicham Abdessamad has served on the board of directors since March 29, 2023. Mr. Abdessamad is the Chairman & CEO of Hitachi America, Ltd, overseeing the growth objectives of Hitachi’s North America business across key sectors such as Digital, Green & Mobility, and Innovation. Hitachi in North America has a portfolio of 72 companies and 19 R&D facilities operating in 37 states, with over 24,700 employees. Mr. Abdessamad also serves as an advisor on the investment advisory committee (IAC) appointed by the U.S. Secretary of Commerce, Gina Raimondo. Mr. Abdessamad has held multiple executive roles within Hitachi, including CEO of Hitachi Global Digital Holdings, President and CEO of Hitachi Consulting. Mr. Abdessamad holds a Bachelor of Science degree in Computer Engineering from Suffolk University, Massachusetts, and has completed the Executive Development Program at the Tuck School of Business at Dartmouth College in New Hampshire, and the Executive Leadership Program at the International Institute of Management Development (IMD) in Lausanne, Switzerland.

Rajesh Goel joined our board of directors on November 15, 2024. Mr. Goel has served on the board of directors of Motherson International Limited, Yachiyo India Manufacturing Pvt Limited, Prysm Displays (India) Private Limited and

Samvardhana Motherson International Leasings IFSC Limited since 2024, on the board of directors of FDO Holidays Private Limited, Motherson Auto Solutions Limited, Youngshin Motherson Auto Tech Limited, Samvardhana Motherson Hamakyorex Engineered Logistics Limited, Samvardhana Motherson Electric Vehicles LLC and Motherson Electronic Components Private Limited since 2023, and on the board of directors of Aero Treatments Private Limited, CIM Tools Private Limited and Samvardhana Motherson International Limited since 2022. He also served on the board of directors of Prysm Systems, Inc. from 2023 until 2024 and Honda Cars India Ltd. From 2018 until 2021. Mr. Goel serves as a member of the audit, nomination and remuneration, and corporate social responsibility committees of Yachiyo India Manufacturing Pvt Limited, a member of the audit and nomination and remunerations committees of Samvardhana Motherson Hamakyorex Engineered Logistics Limited and Motherson Electronic Components Private Limited, and as a member of the nomination and remuneration committee of CIM Tools Private Limited. Mr. Goel has more than 25 years of experience serving at various executive roles with Honda, including as General Manager, Purchasing Division 2 - Worldwide, in Honda Motor Co., Ltd. from 2015 until 2018. Mr. Goel holds a Bachelor of Commerce degree from the Dehli University and is a Certified TQM trainer from Honda Motor, Japan as well as AOTS, Japan. He is also an alumnus of IMD, Switzerland, Center for Creative Leadership, San Diego and AOTS & International Skill Cooperation Center, Japan.

Ayellet (Mimi) Zemah joined our board of directors on March 6, 2025. Ms. Zemah has served as a founding partner of Zemah, Schnieder & Partners since 2008, where she heads the high-tech, investment funds, corporate law, and Mergers & Acquisitions departments. She also heads the High-Tech Dispute Resolution Institute, which was established in 2019 to provide dispute settlement for the high-tech industry in Israel. Prior to 2008, Ms. Zemah practiced corporate law for several law firms. Ms. Zemah holds a LL.B degree from Tel-Aviv University School of Law and an LL.M degree from New York University School of Law.

Family Relationships

There are no family relationships between any of our executive officers and our directors.

Arrangements for Election of Directors and Members of Management

On September 15, 2024, we entered into a securities purchase agreement with Motherson through which they invested $15 million as part of a registered direct offering. On the same date, we entered into a Supply Chain Management Services Agreement with Motherson, pursuant to which we appointed Motherson (including any of its affiliates) to provide certain services to REE on an exclusive basis. In connection with the foregoing, we invited a Motherson representative to join our board of directors. On November 14, 2024, we appointed Rajesh Goel from Motherson to our board of directors, effective November 15, 2024. For the sake of clarity, there is no arrangement or agreement that grants Motherson an appointment right with respect to nominations to our board of directors.

Additionally, M&G Investment Management Limited, or M&G, including through various investment vehicles that it manages has participated in several investments in REE over the past several years, including on November 27, 2023, September 15, 2024, March 18, 2025, and March 26, 2025. M&G has recently pursued discussions with our management regarding the designation of an individual from M&G to REE’s board of directors and the nomination of such individual at future annual general meetings of shareholders for election to the board of directors.

B. Compensation
Compensation of Executive Officers and Directors

The compensation paid by REE and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2024 was $4.3 million. This amount includes $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, car expenses, relocation, professional and business association dues and expenses reimbursed, and other benefits commonly reimbursed or paid by companies in Israel. In addition, we incurred $2.5 million of share-based compensation expense related to equity awards made by us to our executive officers and directors.

As of December 31, 2024, options to purchase 2,806,385 Class A Ordinary Shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $2.37 per ordinary share. The expiration date of such options is 10 years after their date of grant. In addition, 665,900 Class A Ordinary Shares RSUs granted to our executive officers and directors as a group, were outstanding under our equity incentive plans as of December 31, 2024.

For the year ended December 31, 2024, our executive officers and directors were granted 843,028 Class A Ordinary Shares RSUs under our 2021 Share Incentive Plan.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined under the Israeli Companies Law) during or with respect to the year ended December 31, 2024. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. We refer to the five individuals for whom the disclosure is provided herein as “Covered Executives”. For purposes of the table and the summary below, “compensation” includes salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or prerequisites such as car, phone and social benefits, as well as undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive (1) (2)
Name and Principal Position	Base Salary	Benefits & Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total
Yaron Zaltsman, Chief Financial Officer	$262,500	$424,859	$—	$876,885	$1,564,244
Keren Shemesh, Chief Marketing Officer	$297,000	$114,928	$74,250	$927,189	$1,413,367
Tali Miller, Chief Business Officer	$400,000	$121,364	$333,333	$190,719	$1,045,416
Limor Raz, Chief People Officer	$297,000	$101,428	$74,250	$552,269	$1,024,947
Joshua Tech, Chief Operating Officer	$380,000	$34,276	$218,400	$165,637	$798,313

(1) In accordance with Israeli law, all amounts reported in the table are based on the cost to REE as recorded in our financial statements for the year ended December 31, 2024.

(2) All the officers listed in the table, except Yaron Zaltsman, are current full-time employees. Yaron Zaltsman served as the full-time Chief Financial Officer of REE from January 1, 2024 through November 14, 2024. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the conversion rate on the payment date of the compensation.

(3) Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for Medicare and social security, tax gross-up payments and other benefits and perquisites consistent with our compensation policy, regardless of whether such amounts have actually been paid to the executive.

(4) Amounts reported in this column refer to variable compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2024.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024, with respect to equity-based compensation, reflecting also equity awards made in previous years which may have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in this Annual Report.

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

Cash retainer. The annual retainer for board membership is $50,000, payable quarterly, with the Chairman of the board of directors paid a supplemental annual fee of $50,000, paid quarterly. The annual retainer for committee membership is $10,000 for audit committee membership, $7,500 for membership of the compensation committee, and $5,000 for membership of each nominating and corporate governance committee. The annual retainer for serving as chair of the audit committee, the compensation committee and the nominating and corporate governance committee is $20,000, $15,000 and $10,000, respectively. REE currently does not have a nomination committee.

Initial equity awards. Each non-employee director is granted an initial grant of $100,000 worth of RSUs to purchase Class A Ordinary Shares, plus a prorated portion of $150,000, which will be granted on the date of the director’s election or appointment to the Board, based on the closing share price on the date of grant. The prorated portion will be determined by multiplying $150,000 by the quotient of (i) the number of days remaining from the date of appointment or election until the next annual meeting of shareholders, divided by (ii) 360. Each such grant will vest in three equal installments on the first, second and third anniversaries of the date of grant or on the date of the annual meeting of shareholders in the first, second and third years following the date of grant, whichever is earlier in any year. For eligible Israeli directors, such grants will be made in accordance with the capital gains track under Section 102 of the Israeli Income Tax Ordinance and the REE Automotive Ltd. 2021 Share Incentive Plan.

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

Option Plans

Key Employee Share Incentive Plan (2011)

Authorized Shares. REE no longer grants awards under the REE Automotive Ltd. Key Employee Share Incentive Plan (2011), or the Existing Plan, although previously granted awards under the Existing Plan remain outstanding and governed by such plan. Class A Ordinary Shares subject to awards granted under the Existing Plan that expire or become non-exercisable without having been exercised in full will become available again for future grant under the 2021 REE Automotive Ltd. Share Incentive Plan (the “2021 Plan”). As of December 31, 2024, there were a total of 3,416,677 Class A Ordinary Shares subject to outstanding awards granted under the 2011 Plan, which if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or otherwise non-exercisable without having been exercised, will become available for issuance under the 2021 Plan.

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

Eligibility. The Existing Plan provides for granting awards under various tax regimes, including in compliance with Section 102 (“Section 102”) of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the “Ordinance, and Section 3(i) of the Ordinance.

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

Employee Stock Purchase Plan

The REE Employee Stock Purchase Plan, or ESPP, was approved by REE’s board of directors and shareholders on July 21, 2021. The ESPP provides our employees and employees of participating subsidiaries with an opportunity to acquire a proprietary interest in our company through the purchase of shares of Class A Ordinary Shares. With respect to its employees in the U.S., the ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the

Code and the ESPP will be interpreted in a manner that is consistent with that intent. However, in order to ensure our employees located in jurisdictions other than the U.S. may receive similar benefits under the ESPP, the Committee may, in its sole discretion, establish subplans to the ESPP that may not qualify under Section 423 of the Code.

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

Shares Reserved. The maximum number of shares of our ordinary shares available for issuance under the ESPP initially shall not exceed in the aggregate 154,284 Class A Ordinary Shares (as adjusted following the 1-for-30 reverse share split). The share pool will be increased on the first day of each fiscal year in an amount equal to the lesser of (i) 154,284 Class A Ordinary Shares (ii) 1.0% of the total number of shares of the Class A Ordinary Shares outstanding on the last day of the immediately preceding fiscal year and (iii) such number of shares as determined by the Board in its discretion.

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

Grant and Exercise of Options. Each participant will be granted, on the first trading day of each offering period, an option to purchase, on the last trading day of the offering period, a number of our ordinary shares determined by dividing the participant’s accumulated payroll deductions by the applicable purchase price. The purchase price for the option will equal to 85% of the fair market value of a share on the purchase date. A participant’s option will be exercised automatically on the purchase date to purchase the maximum number of whole Class A Ordinary Shares that can be purchased with the amounts in the participant’s notional account.

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

Over-subscribed Offerings. If the Compensation Committee determines that, on a particular purchase date, the number of shares with respect to which options are to be exercised either exceeds the number of shares available under the ESPP or the Offering Period Limit (as defined in the ESPP), the shares will be allocated pro rata in a uniform manner as practicable and as the Compensation Committee deems equitable.

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

2021 Share Incentive Plan

The 2021 Plan was approved by REE’s board of directors and shareholders on July 21, 2021, and provides for the grant equity linked awards to attract, motivate and retain talented employees for which REE competes.

Authorized Shares. The maximum number of Class A Ordinary Shares available for issuance under the 2021 Plan is equal to the sum of (i) 771,421 Class A Ordinary Shares (as adjusted following the 1-for-30 reverse share split), (ii) any shares subject to awards under the Existing Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became non-exercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the Plan, equal to the lesser of (A) 5% of the outstanding Class A Ordinary Shares, as determined on a fully diluted basis, as of the last day of the immediately preceding calendar year and (B) such amount as determined by REE’s board of directors if so determined prior to January 1 of a calendar year. If permitted by REE, Class A Ordinary Shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or any additional plan may again be available for issuance under the 2021 Plan. REE’s board of directors may also reduce the number of Class A Ordinary Shares reserved and available for issuance under the 2021 Plan in its discretion.

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

Eligibility. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to REE’s U.S. employees or service providers, including those who are deemed to be residents of the U.S. for tax purposes, Section 422 of the Code and Section 409A of the Code. Generally, any employee, director, officer, consultant, advisor or any other person or entity providing services to REE (including any prospective employee, director, officer, consultant, advisor) may be eligible to receive awards under the 2021 Plan subject to the administrator’s ’s discretion and taking into account the qualification under each tax regime pursuant to which awards are granted.

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

Awards. The 2021 Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), Class A Ordinary Shares, restricted shares, restricted share units, stock appreciation rights, other cash-based awards and other share-based awards. Options granted under the 2021 Plan to REE’s employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code or may be non-qualified stock options. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders).

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
C. Board practices

Board of Directors

Under the Companies Law and REE’s Amended and Restated Articles of Association, or the Amended and Restated Articles, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for day-to-day management of REE. Our Chief Executive Officer is appointed by and serves at the discretion of our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and shall be subject to the terms of any applicable employment or consulting agreements.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies which do not have a “controlling shareholder,” with shares traded on any stock exchange outside of Israel including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, REE has elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Director Independence

Nasdaq corporate governance rules require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Prior to the Meeting, our board of directors determined that Carlton Rose, Alla Felder, Michal Drayman, Michal Marom-Brikman, Ittamar Givton, and Hicham Abdessamad were independent directors, as defined in the Nasdaq corporate governance rules. Following the changes to our board composition at the Meeting, our board of directors has determined that Hicham Abdessamad, Carlton

Rose, Ayellet (Mimi) Zemah, and Ittamar Givton are independent directors, as defined in the Nasdaq corporate governance rules.

Audit Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Prior to the Meeting, our audit committee consisted of Michal Marom-Brikman, Ittamar Givton, Alla Felder and Michal Drayman and each member met the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Previously, our board of directors determined that Ms. Marom-Brikman and Ms. Felder were audit committee financial experts, as defined by the SEC rules.

Following the Meeting, our audit committee consists of Ittamar Givton, Hicham Abdessamad, and Ayellet (Mimi) Zemah. Ittamar Givton was appointed the chair of our audit committee. Each of the current members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. We do not currently have an audit committee financial expert, as defined by the SEC rules, serving on our audit committee. See Item 16A of this Form 20-F for further information.

Our board of directors has determined that each current member of our audit committee is independent, as such term is defined in Rule 10A3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

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

Prior to the Meeting, our compensation committee consisted of Michal Marom-Brikman, Ittamar Givton, Alla Felder, Hicham Abdessamad, and Michal Drayman. During that period, Ms. Alla Felder served as chairperson of the compensation committee.

Currently, our compensation committee consists of Hicham Abdessamad, Ittamar Givton, and Ayellet (Mimi) Zemah. The Board appointed Hicham Abdessamad to serve as chairperson of the compensation committee. Our board of directors has determined that each current member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

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

Our Amended and Restated Articles allow us to exculpate, indemnify, and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

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

D. Employees.
As of December 31, 2024, we had 211 employees and external consultants deployed to REE on a full-time equivalent (“FTE”)2 basis located in the following geographic locations:

	December 31, 2024	December 31, 2023	December 31, 2022
Israel	92	112	133
United Kingdom	100	111	134
United States	15	16	18
Germany	3	3	3
Other	1	2	3
	211	244	291
The following table shows the breakdown of our global workforce of employees and external consultants deployed to REE on an FTE basis by category of activity as of the dates indicated:

	December 31, 2024	December 31, 2023	December 31, 2022
General and administrative	43	50	59
Selling and Marketing	8	11	16
Research and development[3]	160	183	216
	211	244	291
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

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.
E. Share ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation—Option Plans” and “Item 7.A. Major Shareholders.”
2 Number of external consultants deployed to REE is calculated on a full-time equivalent basis. External consultants are converted to full-time equivalents, or FTE, by dividing their actual working hours per month by a full-time standard. As of December 31, 2024, 2023 and 2022 we had 5, 11 and 14 external consultants on an FTE basis deployed to REE, respectively.
3 Includes our research and development and engineering employees as well as our operations employees, which support our research and development activities.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our Ordinary Shares, as of May 7, 2025:

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 28,240,362 Class A Ordinary Shares and 2,780,570 Class B Ordinary Shares, or collectively Ordinary Shares, outstanding as of May 7, 2025.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
M&G Investment Management Limited (1)	5,815,179	19.5%	—	—%	10.1%
Samvardhana Motherson International Ltd. (2)	5,234,657	18.5%	—	—%	9.3%
Kukac LLC (3)	3,590,260	12.0%	—	—%	6.2%
Varana Capital, LLC (4)	1,692,701	6.0%	—	—%	3.0%
Executive Officers and Directors
Current Directors and Officers
Daniel Barel (5)	1,391,120	4.7%	1,390,285	50%	26.6%
Ahishay Sardes (6)	1,390,287	4.7%	1,390,285	50%	26.6%
Tali Miller Levin	*	*	—	—	*
Josh Tech	*	*	—	—	*
Avital Futterman	*	*	—	—	*
Hai Aviv	*	*	—	—	*
Rajesh Goel (7)	5,234,657	18.5%	—	—	9.3%
Ayellet (Mimi) Zemah	*	*	—	—	*
Ittamar Givton	*	*	—	—	*
Hicham Abdessamad	*	*	—	—	*
Carlton Rose	*	*	—	—	*
All Executive Officers and Directors as a Group	8,324,622	26.8%	2,780,570	100.0%	61.3%

*    Less than 1%.

(1)    Based on information reported on a Schedule 13D filed on March 28, 2025 with the SEC represents (a) 4,248,429 Class A Ordinary Shares; (b) warrants to purchase 785,855 Class A Ordinary Shares (“Warrants”); (c) approximately $4,755,149 in principal and interest on the 10% convertible promissory notes due 2028, which are convertible into 934,214 Class A Ordinary Shares as of March 28, 2025 (“Convertible Notes”); and (d) pre-funded warrants to purchase 3,639,893 Class A Ordinary Shares (“Pre-funded Warrants”). Due to a beneficial ownership blocker that prevents beneficial ownership of Class A Ordinary Shares in excess of 19.99%, the Class A Ordinary Shares reported for M&G Investment Management Limited only represents 5,815,179 Class A Ordinary Shares that it beneficially owns but excludes 3,793,212 Class A Ordinary Shares that are issuable upon the exercise or conversion of its Warrants, Convertible Notes, and Pre-Funded Warrants. Based upon the Form 13D, M&G Investment Funds 1 and M&G ACS, each a private investment vehicle, together with the Prudential Assurance Company for which the Reporting Person serves as investment adviser, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Class A Ordinary Shares. The principal business address of the M&G Entities is 10 Fenchurch Avenue, London, EC3M 5AG, UK.

(2)    Based on information reported on the Schedule 13D filed on September 26, 2024 and Schedule 13D/A filed on April 2, 2025 with the SEC, this represents an aggregate of (a) 3,639,010 Class A Ordinary Shares purchased in the September 2024 Offering, and (b) 1,595,647 Class A Ordinary Shares purchased in the March 26 Offering. The Schedule 13D is filed by Samvardhana Motherson International Limited, a company limited by shares organized under the laws of the Republic of India (SAMIL), and Samvardhana Motherson Automotive Systems Group B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, and an indirect wholly-owned subsidiary of SAMIL (SMASG). Rajesh Goel, a member of our board of directors, serves as director on the board of multiple companies in India and overseas within the Motherson Group. Mr. Goel disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The principal business address of Samvardhana Motherson International Limited is Unit 705, C Wing, ONE BKC, G Block, Bandra Kurla Complex, Bandra East, Mumbai City, Mumbai, Maharashtra, India, 400051.

(3)     Based on information reported on a Schedule 13D/A filed on March 19, 2025 with the SEC, represents the joint beneficial ownership by Kukac LLC and Kayrow Limited of (a) 1,973,552 Class A Ordinary Shares, (b) warrants exercisable for 785,855 Class A Ordinary Shares, and (c) promissory notes convertible into 830,853 Class A Ordinary Shares. The principal business address of Kukac LLC/Kayrow Limited is 9060 W Cheyenne Ave., Las Vegas, NV 88129.

(4)     Based on information available to the Company and information reported on a Schedule 13G filed on November 4, 2024 with the SEC, reflects (a) 1,575,061 Class A Ordinary Shares, and (b) an additional 117,640 Class A Ordinary Shares acquired in March 2025. The principal business address of Varana Capital, LLC is 3141 Walnut St, Ste 203b, Delaware.

(5)    Based on information available to the Company, reflects 833 Class A Ordinary Shares and 1,390,287 Class A Ordinary Shares underlying options that are exercisable within 60 days of May 7, 2025.

(6)    Based on information available to the Company, reflects 1,390,287 Class A Ordinary Shares underlying options that are exercisable within 60 days of May 7, 2025.

(7)     Consists of shares held by Samvardhana Motherson International Limited and Samvardhana Motherson Automotive Systems Group B.V. See footnote (2) above.

Registered Holders

As of May 7, 2025, we had 36 holders of record of our Class A Ordinary Shares in the U.S., including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 26,499,178 of our outstanding Class A Ordinary Shares, or 93.8% of our outstanding Class A Ordinary Shares as of May 7, 2025. The number of record holders in the U.S. is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident because many of these Class A Ordinary Shares were held by brokers or other nominees.

Significant Changes

In November 2024, Clal Insurance Enterprises Holdings Ltd. reported changes in its beneficial ownership, as their beneficial ownership percentages had decreased from 5.4% to 4.2%, over the course of 2024, causing it to cease to be a 5% shareholder of the Company.

Based on the Class A Ordinary Share information available to the Company, Varana Capital LLC beneficially owns 6.0% of the outstanding Class A Ordinary Shares, as of April 28, 2025, compared to 8.46%, as reported on its Form 13G, as filed with the SEC on November 4, 2024.

According to the Class A Ordinary Share amount in its Form 13D filed on March 28, 2025 and information available to the Company, M&G Investment Management Limited (MAGAIM) along with certain investment vehicles managed by MAGAIM, beneficially owned 19.5% of the outstanding Class A Ordinary Shares (inclusive of Convertible Notes, Warrants, and Pre-Funded Warrants). Previously, MAGAIM owned 19.19%, 16.13% and 6.12% of our Class A Ordinary Shares, as disclosed in its Form 13G/A as filed with the SEC on October 7, 2024, April 9, 2024, and February 13, 2024, respectively.

According to Class A Ordinary Share amount in its Schedule 13D filed with the SEC on April 2, 2025 and information available to the Company, Samvardhana Motherson Automotive Systems Group B.V., an indirect wholly-owned subsidiary of Samvardhana Motherson International Limited, held 18.5% of the Company’s Class A Ordinary Shares compared to 19.6% as of September 26, 2024.

According to the Class A Ordinary Share amount in its Form 13D/A filed with the SEC on March 19, 2025 and information available to the Company, Kukac LLC and Kayrow Limited beneficially owned 12.0% of the outstanding Class A Ordinary Shares compared to 14.2% as of October 2, 2024, based upon its Schedule 13D as filed with the SEC on October 2, 2024.

Each of Daniel Barel and Ahishay Sardes beneficially owned 4.7%, respectively, of the outstanding Class A Ordinary Shares, as of May 7, 2025, compared to 11.4%, as of March 12, 2024, based upon the Company’s Form 20-F, as filed with the SEC on March 27, 2024.

To our knowledge, other than as disclosed in this Annual Report and in other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

Voting Rights

Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their Ordinary Shares, except that each Class A Ordinary Share is entitled to one vote per share and each Class B Ordinary Share is be entitled to ten votes per share. For additional information about our dual class structure, see Exhibit 2.5 to this Annual Report, which is incorporated by reference herein.

B. Related party transactions

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
The Company has entered into the following agreements, which were approved by REE’s board of directors in accordance with Israeli law, and, where applicable, by REE’s shareholders to the extent required by Israeli law. The following is a description of our related party transactions since January 1, 2024:

As of May 7, 2025, the following shareholders beneficially owned more than 10% of the Company’s outstanding Class A Ordinary Shares and can exercise significant influence over the Company through voting power in excess of 10% and/or a director on our board of directors. In particular, M&G owned approximately 19.5% of our outstanding Class A Ordinary Shares representing approximately 10.1% of our total voting power. Samvardhana Motherson Automotive Systems Group B.V., an indirect wholly-owned subsidiary of Samvardhana Motherson International Limited, or collectively Motherson, owned approximately 18.5% of our outstanding Class A Ordinary Shares representing approximately 9.3% of our total voting power.

March 2025 Registered Direct Offerings

On March 26, 2025, we conducted the March 26 Offering, as more fully described in Item 5.B. “Liquidity and Capital Resources - March 26, 2025 Securities Purchase Agreements & Lock-up Agreement”, providing for the issuance of an aggregate of 2,219,176 Class A Ordinary Shares. The offering raised gross proceeds of approximately $9.4 million before deducting applicable fees and expenses.

In particular, M&G Investment Management Limited, through its affiliated entities and/or advised entities, invested approximately $1.40 million in the March 26 Offering. Additionally, Motherson invested approximately $6.8 million.

On March 18, 2025, we conducted the March 18 Offering, as more fully described in Item 5.B. “Liquidity and Capital Resources - March 18, 2025 Securities Purchase Agreements & Lock-up Agreement”, providing for the issuance of an aggregate of 6,376,631 Class A Ordinary Shares. The offering raised gross proceeds of approximately $27.1 million before deducting applicable fees and expenses.

In particular, M&G Investment Management Limited, through its affiliated entities and/or advised entities, invested approximately $4.08 million in the March 18 Offering.

September 2024 Registered Direct Offering

On September 15, 2024, as more fully described in Item 5.B “Liquidity and Capital Resources - September 2024 Securities Purchase Agreements”, the Company conducted the September 2024 Offering. However, in lieu of Class A Ordinary Shares, certain investors purchased pre-funded warrants exercisable into 3,639,893 Class A Ordinary Shares. The total net proceeds were approximately $44,877 after deducting transaction costs, of which $29,877 was recorded in the additional paid-in capital and the reminder was recorded as pre-funded warrants liability.

In particular, M&G Investment Management Limited, through its affiliated entities and/or advised entities, invested approximately $20 million in the September 2024 Offering. Additionally, Motherson invested approximately $15 million in the September 2024 Offering.

Motherson Supply Chain Management Services Agreement

On September 15, 2024, we executed a supply chain management services agreement with Motherson, pursuant to which we appointed Motherson (including any of its affiliates) to provide certain services to REE on an exclusive basis. In that regard, Motherson agreed to provide services relating to development, management, and optimization of our supply chain, which includes supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration. We agreed to pay Motherson, on a quarterly basis, an amount equal to fifty percent (50%) of certain cost improvements that would be achieved under the agreement in addition to annual payments for such resources required to be deployed by Motherson for the purpose of rendering the services under the agreement, which shall be agreed upon by us and Motherson.

The agreement will terminate upon the later of three (3) years or when Motherson has received an amount equal to $30 million in quarterly fees. In addition, the agreement will automatically renew for consecutive one (1) year terms unless either party provides notice of termination within 180 days prior to the end of a term. In addition, Motherson may terminate the agreement for any reason upon providing 180 day written prior notice.

March 2024 Public Offering

On March 5, 2024, REE closed a public offering for net proceeds of approximately $14.15 million to the Company, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company. M&G purchased approximately $8 million of the Class A Ordinary Shares issued and sold in the offering.

Indemnification Agreements

Our articles permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by Israeli law. We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. We have also obtained directors and officers insurance for each of our executive officers and directors. For further information, see “Item 6.C. Board Practices — Approval of Related Party Transactions under Israeli Law — Exculpation, Insurance and Indemnification of Office Holders” for additional information.

Agreements with Directors and Officers

Joint Ownership Agreement for Company Vehicle. During 2021, REE entered into an agreement with co-founder, director, and CEO Daniel Barel, relating to joint ownership of a company car. REE undertook to provide Daniel Barel with a company car, the value of which is an amount of up to NIS 300,000 to be borne by REE. The excess cost of the car purchased for such purpose has been, and the ongoing fixed cost of the car will continue to be, borne by Daniel Barel. Such car is registered under REE’s name, but Daniel Barel is entitled to an ownership portion of such car, corresponding to the excess acquisition cost thereof borne by him. The full value of the vehicle is recorded in our balance sheet as of December 31, 2024.

Employment of Daniel Barel’s Father-in-Law. Since 2021, the Company’s co-founder, director, and CEO Daniel Barel’s father-in-law is employed by the Company in the selling, general, and administrative department.

SpecterX Transaction. On October 29, 2021, REE entered into a license agreement with SpecterX for secure file exchange services. The co-founder and CEO of SpecterX is the brother of co-founder, director, and CEO Daniel Barel. Daniel Barel is also the Chairman of the Board and an investor of SpecterX. Prior to entering into the agreement with SpecterX, REE conducted an extensive analysis of the available solutions, and determined that SpecterX best met REE’s needs. In 2024, REE paid SpecterX $42,120.

Employment and Related Agreements. We have entered into written employment agreements with each of our officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

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

The following table provides information regarding the options to purchase our Class A Ordinary Shares held by each of our directors and officers who beneficially owns 1% or more of our Class A Ordinary Shares as of May 7, 2025:

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

Legal Proceedings

On December 16, 2022, a lawsuit was filed in the District Court, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. REE believes that the lawsuit is without merit and is defending itself vigorously. On January 4, 2024, Magistrate Judge Susan Hightower entered a Report and Recommendation, or the Report, recommending dismissal of the lawsuit based on forum non conveniens, such that OSR could pursue its claims in an Israeli forum rather than in the U.S., assuming that OSR chooses to do so after dismissal. The Report was pending before the District Court, which conducted a de novo review of the motion to dismiss, the response, the Report and its recommendation, the objection to the Report and recommendation, the response and reply to the objections, and the applicable laws. The Report was not binding on the District Court. On August 26, 2024, the District Court issued an order adopting the recommendation of the Report and granted the Group’s motion to dismiss for forum non conveniens in accordance with the Report and the recommendation therein and ordered the clerk of the court to close the case. The District Court also noted that it may reassert jurisdiction if timely notified that the courts of Israel refuse to accept jurisdiction of this case for reasons other than the OSR Group’s refusal to pursue an action or to comply with the procedural requirements of Israeli courts. On September 26, 2024, the OSR Group filed a Notice of Appeal to the U.S. Court of Appeals for the Fifth Circuit, appealing the District Judge’s adoption of the Report and dismissal of the case for forum non conveniens. The appeal is currently pending and there is no definitive timetable for a final ruling.

Given the uncertainty of litigation and the preliminary stage of the lawsuit, the Company cannot estimate the reasonably possible loss or range of loss that may result from this lawsuit. As of December 31, 2024 and December 31, 2023 the Company did not record a loss contingency.

Notwithstanding the foregoing, from time to time, REE may become involved in actions, claims, suits, and other legal proceedings, such as requests to disclose information before initiating derivative cases, arising in the ordinary course of our business, including but not limited to claims related to employment, intellectual property and shareholder matters. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.
B. Significant Changes
Since the date of our financial statements included in Item 18 of this Annual Report, no significant changes have occurred since December 31, 2024, except as otherwise disclosed in this Annual Report.

Item 9. The Oﬀer and Listing
A. Oﬀer and listing details

REE’s Class A Ordinary Shares and Class A warrants commenced trading on the Nasdaq Capital Market on July 23, 2021 under the trading symbol “REE” and “REEAW”, respectively. REE’s Class A warrants were removed from listing on October 7, 2022. Prior to July 23, 2021, no public market existed for REE’s Class A Ordinary Shares or warrants.
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
C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party that is material to us and is to be performed in whole or in part at or after the filing of this Annual Report:

•Summary in English of the Lease Agreement, dated as of August 23, 2020 by and between REE Automotive Ltd. and Kibbutz Glil-Yam. See Item “4.D Property, plants, and equipment”.

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

•Form of Securities Purchase Agreement, dated September 15, 2024, by and between REE Automotive Ltd. and the purchasers signatory thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 6-K, filed on September 17, 2024. See Item “5.B Liquidity and Capital Resources-September 2024 Registered Direct Offering”.

•Supply Chain Management Services Agreement, dated September 15, 2024, by and between the Company and Samvardhana Motherson International Limited filed as Exhibit 10.2 to the Company’s Current Report on Form 6-K, filed on September 17, 2024. See Item “7.B. Related Party Transactions”.

•Form of Securities Purchase Agreement, dated March 18, 2025, by and between REE Automotive Ltd. and the purchasers signatory thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 6-K, filed on March 19, 2025. See Item “5.B Liquidity and Capital Resources-March 2025 Registered Direct Offering”.

•Placement Agent Agreement, dated March 18, 2025, by and between REE Automotive Ltd and A.G.P./Alliance Global Partners, filed as Exhibit 10.2 to the Company’s Current Report on Form 6-K, filed on March 19, 2025. See Item “5.B Liquidity and Capital Resources-March 2025 Registered Direct Offering”.

•Form of Securities Purchase Agreement, dated March 26, 2025, by and between the Company and the purchaser parties thereto, incorporated by reference to Exhibit 10.1 the Company’s Current Report on Form 6-K, filed with the SEC on March 26, 2025. See Item “5.B Liquidity and Capital Resources-March 2025 Registered Direct Offering”.

•Placement Agent Agreement, dated March 26, 2025, by and between REE Automotive Ltd and A.G.P./Alliance Global Partners, filed as Exhibit 10.2 to the Company’s Current Report on Form 6-K, filed on March 26, 2025. See Item “5.B Liquidity and Capital Resources-March 2025 Registered Direct Offering”.

•Summary in English of the Credit Agreement, dated August 14, 2023, between Mizrahi Tefahot Bank Ltd. and REE Automotive Ltd. See Item “5.B Liquidity and Capital Resources – Loan under Credit Facility”.

•Summary in English of the Amendment No.1 to Credit Agreement, dated December 17, 2023, between Mizrahi Tefahot Bank Ltd. and REE Automotive Ltd. See Item “5.B Liquidity and Capital Resources – Loan under Credit Facility”.

•Summary in English of the Amendment No.2 to Credit Agreement, dated March 18, 2024, between Mizrahi Tefahot Bank Ltd. and REE Automotive Ltd. See Item “5.B Liquidity and Capital Resources – Loan under Credit Facility”.

•Summary in English of the Amendment No.3 to Credit Agreement, dated November 26, 2024, between Mizrahi Tefahot Bank Ltd. and REE Automotive Ltd. See Item “5.B Liquidity and Capital Resources – Loan under Credit Facility”.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

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

From time to time we may apply to the IIA for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we are not be able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing in the year of the payment of such expenses.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident companies — 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, a tax rate of 20% or such lower rate as may be provided in an applicable tax treaty ); (ii) Israeli resident individuals — 20% and potentially a 3% or 5% surtax, as discussed below; and

(iii) non-Israeli residents (individuals and corporations) — 20% and for non-Israeli individuals, potentially a 3% or 5% surtax, as discussed below, subject to a reduced tax rate under the provisions of an applicable tax treaty. Claim of tax benefits afforded by an applicable tax treaty is subject to the receipt in advance of a valid certificate from the Israel Tax Authority, or the ITA, allowing for a reduced tax rate.

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

Capital gains taxes applicable to Israeli resident shareholders

An Israeli resident company that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2025). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25% and potentially a 3% or 5% surtax, as discussed below. However, if the individual shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30% and potentially a 3% or 5% surtax, as discussed below. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2025) plus an additional excess tax of 3% as described below. Certain Israeli institutions who are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

Capital gains taxes applicable to non-Israeli resident shareholders

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will generally be exempt from Israeli tax if, among other conditions, the shares were not held through, or attributable to, a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli “body of persons” (as defined in the Ordinance, which includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli body of persons or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Moreover, a sale of shares by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the U.S. Government and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a U.S. resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax, to the extent applicable.

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

Taxation of Israeli shareholders on receipt of dividends

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% and potentially a 3% or 5% surtax, as discussed below. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30% and potentially a 3% or 5% surtax, as discussed below. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Technological Enterprise. If the recipient of the dividend is an Israeli resident corporation such dividend income will generally be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under Section 9(2) or Section 129(C)(a)(1) of the Ordinance is exempt from tax on dividend.

Taxation of non-Israeli shareholders on receipt of dividends

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25% or 30% if the dividends recipient is a “substantial shareholder” at the time of distribution or at any time during the preceding 12 months period, and for non-Israeli individuals, potentially a 3% or 5% surtax, as discussed below, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). Such withholding rates may be reduced if the dividend is distributed from income attributed to a Preferred Enterprise or Technological Enterprise or a reduced rate provided under an applicable tax treaty, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise or Technological Enterprise, that are paid to a U.S. corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from a Preferred Enterprise or Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index. If the individual’s passive income (such as income derived from dividends, interest, and capital gains) exceeds said threshold, the individual will be subject to an additional 2% surtax on the excess amount.

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

The following does not purport to be a complete analysis of all potential tax effects arising in connection with the ownership and disposition of Class A Ordinary Shares and Warrants. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. REE has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position regarding the tax consequences discussed below.

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

Under Code Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation, or the Section 7874 Percentage, and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of creation or organization relative to such expanded affiliated group’s worldwide activities, or the Substantial Business Activities Exception. The Section 7874 Regulations further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Code Section 7874 that are made as part of a plan or made over a 36-month period, making it more likely that Code Section 7874 will apply to a foreign acquiring corporation.

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

Based upon the terms of the Merger and the rules for determining share ownership under Section 7874 of the Code and the Section 7874 Regulations, 10X Capital and REE expect that the limitations and other rules described above are not expected to apply to REE or 10X Capital after the Merger.

If the above rules were to apply, REE and certain of REE’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates, and the requirement that any U.S. corporation owned by REE include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation at a rate of 20%. However, as a blank check company whose assets are primarily comprised of cash and cash equivalents, it is not expected that 10X Capital will have a significant amount of inversion gain as a result of the Merger.

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

Exercise, Lapse, or Redemption of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Class A Ordinary Share on the exercise of a warrant of REE that entitles the holder thereof to purchase one Class A Ordinary Share originally for $11.50 per share, or the Warrant, for cash. A U.S. Holder’s tax basis in a Class A Ordinary Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor (assuming the Merger is not a taxable transaction) and the exercise price. The U.S. Holder’s holding period for a Class A Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

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

Based on the current and anticipated composition of the income, assets and operations of REE and its subsidiaries, there is a substantial risk that REE was a PFIC for U.S. federal income tax purposes for 2024, and REE may be a PFIC for U.S. federal income tax purposes for current or future taxable years.

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

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Ordinary Shares and Warrants to Non-U.S. Holders

Subject to the discussion below concerning backup withholding, any (i) dividends of cash or property (including constructive distributions treated as dividends as further described under the heading “U.S. Holders — U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class A Ordinary Shares and Warrants to U.S. Holders — Possible Constructive Distributions”) paid or deemed paid to a Non-U.S. Holder in respect of Class A Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Class A Ordinary Shares and/or Warrants by a Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax unless:

•the gain or dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or a “fixed base” in the U.S. to which such gain is attributable); or

•in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

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
Interest Rate Risk
REE holds cash and cash equivalents for working capital purposes. As of December 31, 2024, we had cash and cash equivalents of $72.3 million, consisting of cash in banks, bank deposits and money market funds.
Our exposure to interest rate risk primarily relates to excess cash invested in bank deposits bearing fixed interest rates with original maturities of less than one year and money market funds exposed to variable interest rates. Such interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. Variable rate securities may negatively have an impact on the interest income received from those securities due to a decline in interest rates. The primary objectives of our investment activities are the preservation of capital and the fulfillment of liquidity needs. We do not enter into investments for trading or speculative purposes. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements. As a result, we have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.
Inflation Risk
Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe that inflation has had a material effect on our financial position or results of operations to-date. However, a high rate of inflation in the future may have an adverse effect on our research and development and selling, general and administrative expenses. More specifically, the Trump Administration in the U.S. imposed tariffs on a variety of countries and regions that it perceives as engaging in unfair trade practices, including a 10% tariff rate on the UK and up to 125% on China prior to a recent UK trade deal and announcement of postponement of certain tariff amounts with respect to China. Significant increases in the market price for parts or components that we import to the U.S. for manufacturing, including, in particular, from the UK and China, would negatively impact our gross profit if we are unable to pass along these price increases to our customers.
Foreign Currency Risk

Due to our international operations, our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2024, our cost of revenues and operating expenses were denominated in U.S. dollars, in Israeli Shekels (NIS), in British pounds sterling (GBP) and the remainder in other currencies, primarily Euros (EUR) and Japanese Yens (JPY). Our foreign currency-denominated expenses consist primarily of personnel, research and development, rent and other overhead costs. The foreign currency exposure gives rise to foreign currency risk associated with the exchange rate movements of the U.S. dollar against non-U.S. dollar currencies, primarily the GBP and NIS.
A 10% strengthening or weakening in the value of the GBP, NIS, Euro, and JPY against the U.S. dollar would have increased or decreased our operating loss in 2024 by approximately 6.5%, respectively. If non-U.S. dollar currencies in which our operating expenses are denominated strengthen significantly against the U.S. dollar, it may have a material negative impact on our results of operations.
These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our cost of revenue and operating expenses may change.
As of December 31, 2024, approximately 98% of our cash and cash equivalents were denominated in U.S. dollars. As a result, we are exposed to foreign currency risk. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to U.S. dollars. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk
We monitor forecasts of our liquidity (comprising cash and cash equivalents and short-term investments). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We continue to be in the process of incurring expenses associated with the production of our SDVs. We have a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future. Our ability to continue to operate is dependent upon raising additional funds to finance its activities. There are no assurances, however, that we will be successful in obtaining an adequate level of financing needed for the long-term operational and production activities. These conditions raise substantial doubts about our ability to continue as a going concern.
Item 12. Description of Securities Other than Equity Securities.
Not applicable.
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders and Use of Proceeds

On October 16, 2023, REE shareholders voted to approve certain amendments to the Company’s Amended and Restated Articles of Association, effective immediately upon such approval. REE’s Amended and Restated Articles of Association contain certain modifications that effect the rights of REE’s security holders. The description of such amendments is set forth in REE’s proxy statement filed as Exhibit 99.1 to REE’s Form 6-K, filed with the SEC on September 21, 2023, and is incorporated by reference herein. REE’s Amended and Restated Articles of Association, as amended, is filed as Exhibit 1.1 to this Annual Report on Form 20-F and is incorporated by reference herein.

Use of proceeds

Not applicable.

Item 15. Controls and Procedures.
Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2024, our internal control over financial reporting was effective.
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
Item 16. [Reserved]

Item 16A. Audit committee financial expert

Prior to the Meeting, our board of directors determined that Michal Marom-Brikman qualified as an “audit committee financial expert,” as defined by the rules of the SEC and had the requisite financial experience defined by the Nasdaq listing rules. Ms. Marom-Brikman was independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of Nasdaq. Following the Meeting, our board of directors determined that we do not currently have an “audit committee financial expert” serving on our audit committee because no member of our audit committee meets the criteria of an “audit committee financial expert” as defined in the instructions to Item 16A of Form 20-F. However, our audit committee consists exclusively of independent directors whose past employment experience in finance and/or other backgrounds results in each individual’s financial sophistication, as defined under applicable Nasdaq rules. We believe that the combined knowledge, skills and experience of such members enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities. In addition, our audit committee has the authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. Our board of directors may consider the “audit committee financial expert” qualification as a criteria in future director nominations and appointments to our audit committee.
Item 16B. Code of Ethics

REE has adopted a Code of Business Conduct and Ethics, or Code of Conduct, which is applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have made our Code of Conduct publicly available on our website at https://investors.ree.auto/. Information contained on, or that can be accessed through, this website does not constitute a part of this Annual Report and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Conduct, we will disclose the nature of such amendment or waiver on this website to the extent required by the rules and regulations of the SEC, including the instructions to Item 16B of Form 20-F.

Item 16C. Principal Accountant Fees and Services
Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2024, for which audited financial statements appear in this Annual Report on Form 20-F.
The following table presents the total fees billed to us by Kost Forer Gabbay & Kasierer for services performed in each of the two last fiscal years ended December 31, 2024 and 2023 and breaks down these fees by type of service:

	Year ended December 31,
	2024	2023
	USD in thousands
Audit fees	$440	$451
Audit-related fees	180	102
Tax fees	70	47
All other fees	—	—
Total	$690	$600
“Audit fees” are the total fees billed for the audit of our annual financial statements, including review of internal control over financial reporting and review of our unaudited interim financial statements.

“Audit-related fees” are the total fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include comfort letters and consents with respect to registration statements filed with the SEC, accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.
“Tax fees” are the total fees billed for tax compliance services, including the preparation of tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from the taxing authorities.

Audit committee’s pre-approval policies and procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2024 and 2023 were preapproved in accordance with our policy.
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

•Independent directors. Although Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under Nasdaq Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6. Directors, Senior Management and Employees—C. Board Practices—External Directors.”, following our “opt-out” of the requirement to appoint external directors, a majority of our Board is independent based on the Nasdaq Capital Market rules. We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq Capital Market and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer). Our independent directors’ conduct regularly scheduled meetings at which only such independent directors are present, as required by the Nasdaq Listing Rules. Nasdaq corporate governance rules require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, or officer of an organization that has a relationship with the listed company). Our board of directors has determined that Carlton Rose, Ittamar Givton, Hicham Abdessamad and Ayellet (Mimi) Zemah are independent directors as defined in Nasdaq corporate governance rules. Therefore, the majority of our board of directors are independent.

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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policy

We have adopted an insider trading policy that governs the purchase, sale and other dispositions of the Company’s securities by senior management, directors, employees, contractors and other covered persons, including immediate family members and entities controlled thereby, subject to exception. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

REE recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners (such as suppliers, vendors or other external parties) and employees. REE’s cybersecurity policies, standards, processes and practices are fully integrated into our risk management program and are based on recognized frameworks established by the Israel National Cyber Directorate, ISO 27001, ISO 21434 and other applicable industry standards. For the sake of clarity, the references to such standards does not necessarily imply that we intend to meet any particular technical standards, specifications, or requirements, but instead that we use them as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. As of the date of this annual report, we are ISO 27001 certified. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when and if they occur. Specifically, we developed an information security policy in an effort to (1) protect our technology, hardware, intellectual property, and brand, and hardware against theft, loss, hacking, and manipulation, (2) maintain the confidentiality and integrity of our information, and (3) adhere to relevant statutory, regulatory, and contractual obligations. This policy applies to all our employees, contractors, suppliers and strategic partners and to all products, computer systems and information communication system applications, technologies, processes, endpoints and REE information, along with the interactions between systems and business processes that they support.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

•Identifying and Managing Risks:
◦Ongoing risk assessments, including through the use of a third party, to identify internal and external threats and vulnerabilities on an on-going basis and to classify each into risk categories. Escalation is conducted based upon the assigned risk profile, including escalation by the third party to REE’s Chief Information Security Officer, or CISO. Additionally, we undertake risk classifications with respect to our suppliers/vendors by identifying the information that such entity will access, collect and/or process and identify the potential threats and risks that may exist as a result. Based upon such classifications, we consider the information security and privacy requirements for the contract with such entity. Access to REE data, and specifically personal data by external parties, may be based upon a contract and an appropriate preliminary risk assessment process. Certain contracts contain specifications with respect to security procedures and the ability to conduct testing and/or site visits.
◦The Company also uses third parties to conduct penetration tests from time-to-time with respect to its information technology and for operational technology (production) and products.
◦With respect to certain contracts involving personal data, we attempt to outline which data will be collected, how it will be processed, and who may access such data, among other items. We also may seek to include provisions relating to confidentiality and information security, and the implementation of appropriate technical and organizational measures to ensure a level of security appropriate to the risks associated therein. Where practicable, we consider notification provisions to notify REE upon the occurrence of a cyber attack that affects REE in any way, and/or as otherwise required under applicable law.
•Management: REE’s CISO is responsible for developing, maintaining and overseeing the REE security program, providing oversight,direction, and advice to the organization regarding information security, assist and coordinate with respect to security incidents (as applicable), assess REE’s security risks and communicate them to REE’s leadership team as a basis for risk-based decision-making, among other responsibilities.
•Least Privilege: REE aims to provide the least access possible to individuals, while allowing them to perform their responsibilities.
•Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identify, prevent and mitigate cybersecurity threats and incidents. It also implements controls and procedures through its information security policy to provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made in a timely manner, where applicable.
•Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including third-party developed software such as firewalls, intrusion prevention and detection systems, anti-malware functionality, the REE Gateway, and access controls, which are evaluated and improved annually through vulnerability assessments and cybersecurity threat intelligence, as overseen by the Company’s Cyber Security Steering Committee. From time-to-time we conduct network and other tests in combination with technical and management exercises that simulate cyber events.
•Incident Response and Recovery Planning: The Company has established and maintains incident response and recovery plans that address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated at least once annually In addition, REE utilizes athird party in order to monitor and respond to incidents.
•Third-Party Risk Management: REE maintains a comprehensive risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company’s systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. The Company expects its suppliers to comply with security best practices.
•Manufacturing Security: As a manufacturer, REE addresses cybersecurity for its production lines through operational technology security strategies and product security.
•Education and Awareness: The Company provides mandatory training for personnel regarding cybersecurity threats as a means to equip the Company’s personnel with effective tools to address cybersecurity threats, and to communicate the Company’s evolving information security policies, standards, processes and practices.

REE reviews its Information Security Policy at least annually and seeks to update as required. As part of such policy, REE also improves and reviews current REE practices and the REE Information Security Management System (ISMS) to identify improvements based upon changes to the business (e.g., changes to customer demands, regulations, opportunities).

Governance

The CISO, along with the employees listed below, work collaboratively across the Company to implement a program designed to protect the Company’s information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. Such program includes the Cyber Security Steering Committee, REE’s management, and, if necessary, the Disclosure Committee with respect to disclosure considerations. To facilitate the success of the Company’s information security policy, the CISO and his team regularly monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real-time, and report such threats and incidents to the Risk Management Committee when appropriate. The CISO endeavors to produces a risk management report every two years and provides updates to the Company annually with respect to ongoing cyber risk. REE’s Information Security Policy delegates responsibility to the following employees:

•CISO: Responsible for developing, maintaining and overseeing the REE security program; providing oversight and direction and advising the Company regarding information and physical security; assisting and coordinating during security incidents; assessing REE’s security risks and communicating them with REE’s leadership team as a basis for risk-based decision-making; ensuring that security policies and procedures are understood and adhered to; and initiating the disciplinary process for major policy violations.
•Global IT Manager: Responsible for developing, maintaining and overseeing the REE network; providing and revoking access; recertification of user access to all systems on a regular basis; managing employees workstations/laptops including configurations, installations and upgrades, and ongoing maintenance; managing company information assets according to best practices and regulatory requirements; overseeing implementation of new systems to the organization (SaaS, hardware, etc.); and granting and/or revoking access to systems according to employee onboarding and off-boarding processes.
•General Counsel: Acts as REE’s Data Protection Officer; provides advice regarding data protection regulation requirements and employee contracts; manages REE Data Protection Agreements for customers and vendors; and handles non-disclosure agreements, employee contracts and asset contracts.
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

REE’s CISO is experienced in the field of cybersecurity, including having served as the head of the Cybersecurity Guidance department of the Israel National Cyber Directorate from 2019 to 2021, among other cybersecurity roles over the past 20 years, including as a cybersecurity consultant to several high tech companies in Israel. Additionally, from 2018 to 2019, our CISO led and managed the cyber studies at INT College (NESS) in Israel. Our CISO oversees an information technology team who are tasked with the implementation and ongoing oversight of our cybersecurity program and who support the CISO in carrying out reporting, security, and mitigation functions.

As of the date of this annual report, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect the Company, including its business strategy, results of operations or financial condition. For additional information concerning risks related to cybersecurity, see Item 3.D. of our Risk Factors in the subsection titled “Risks Related to REE’s Information Security.”
Part III
Item 17. Financial Statements
Not applicable.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay and Kasierer, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements and such report includes an explanatory paragraph on existence of substantial doubt about the Company’s ability to continue as a going concern.

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

4.5†
REE Automotive Ltd. Key Employee Share Incentive Plan (2011) incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 (File No. 333-261130) filed with the SEC on November 16, 2021.

4.6†
Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.

4.7†	Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2023
4.8
ATM Equity OfferingSM Sales Agreement, dated August 16, 2022, between REE Automotive Ltd. and BofA Securities, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form F-3 (File No. 333-266902) filed with the SEC on August 16, 2022.

4.9
Form of At The Market Offering Agreement, dated July 14, 2023, between REE Automotive Ltd. and H.C. Wainwright & Co., LLC, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K, filed with the SEC on July 14, 2023.

4.10	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on November 28, 2023.
4.11	Form of Convertible Promissory Note, incorporated by reference to Exhibit 99.2 the Company’s Current Report on Form 6-K, filed with the SEC on November 28, 2023.
4.12	Form of Ordinary Share Purchase Warrant, incorporated by reference to Exhibit 99.3 the Company’s Current Report on Form 6-K, filed with the SEC on November 28, 2023.
4.13	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on January 5, 2024.
4.14	Form of Convertible Promissory Note, incorporated by reference to Exhibit 99.2 the Company’s Current Report on Form 6-K, filed with the SEC on January 5, 2024.
4.15	Form of Ordinary Share Purchase Warrant, incorporated by reference to Exhibit 99.3 the Company’s Current Report on Form 6-K, filed with the SEC on January 5, 2024.
4.16
Underwriting Agreement, dated March 1, 2024 by and between REE Automotive Ltd. and Roth Capital Partner, LLC, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K, filed with the SEC on March 4, 2024.

4.17	Form of Pre-Funded Warrant, incorporated by reference to Exhibit 4.1 the Company’s Current Report on Form 6-K, filed with the SEC on September 17, 2024.

Exhibit Number	Description
4.18
Form of Securities Purchase Agreement, dated September 15, 2024, by and between the Company and the purchaser parties thereto, incorporated by reference to Exhibit 10.1 the Company’s Current Report on Form 6-K, filed with the SEC on September 17, 2024.

4.19
Form of Securities Purchase Agreement, dated March 18, 2025, by and between the Company and the purchaser parties thereto, incorporated by reference to Exhibit 10.1 the Company’s Current Report on Form 6-K, filed with the SEC on March 19, 2025.

4.20
Placement Agency Agreement, dated March 18, 2025, by and between the Company and A.G.P./Alliance Global Partners, incorporated by reference to Exhibit 10.2 the Company’s Current Report on Form 6-K, filed with the SEC on March 19, 2025.

4.21
Form of Securities Purchase Agreement, dated March 26, 2025, by and between the Company and the purchaser parties thereto, incorporated by reference to Exhibit 10.1 the Company’s Current Report on Form 6-K, filed with the SEC on March 26, 2025.

4.22
Placement Agency Agreement, dated March 25, 2025, by and between the Company and A.G.P./Alliance Global Partners, incorporated by reference to Exhibit 10.2 the Company’s Current Report on Form 6-K, filed with the SEC on March 26, 2025.

4.23*	Summary in English of the Lease Agreement, dated as of August 23, 2020 by and between the Registrant and Kibbutz Glil-Yam.
4.24*+	Summary in English of the Credit Agreement, dated August 14, 2023, between Mizrahi Tefahot Bank Ltd. and REE Automotive Ltd.
4.25*+	Summary in English of the Amendment No.1 to Credit Agreement, dated December 17, 2023, between Mizrahi Tefahot Bank Ltd. and REE Automotive Ltd.
4.26*+	Summary in English of the Amendment No.2 to Credit Agreement, dated March 18, 2024, between Mizrahi Tefahot Bank Ltd. and REE Automotive Ltd.
4.27*+	Summary in English of the Amendment No.3 to Credit Agreement, dated November 26, 2024, between Mizrahi Tefahot Bank Ltd. and REE Automotive Ltd.
8.1*	List of subsidiaries of REE Automotive Ltd.
10.1
Supply Chain Management Services Agreement, dated September 15, 2024, by and between the Company and Samvardhana Motherson International Limited, incorporated by reference to Exhibit 10.2 the Company’s Current Report on Form 6-K, filed with the SEC on September 17, 2024.

11.1*	Insider Trading Policy
12.1*	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2*	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1**	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for REE Automotive Ltd.
97.1	Clawback Policy, incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F field with the SEC on March 27, 2024.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
____________
* Filed herewith.
** Furnished herewith.
† Indicates a management contract or compensatory plan.
+ Certain information contained in this Exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that REE Automotive Ltd. treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

REE Automotive Ltd.

Date:	May 15, 2025	/s/ DANIEL BAREL

Daniel Barel
Co-Founder, Chief Executive Officer and Director

REE AUTOMOTIVE LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

REE Automotive Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of REE Automotive Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses, negative cash flow from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
May 15, 2025

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollar in thousands (except share and per share data)

	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$72,262	$41,232
Short-term investments	—	44,395
Accounts receivable	11	455
Inventory	3,075	463
Other accounts receivable and prepaid expenses	7,158	6,959
Total current assets	82,506	93,504

NON-CURRENT ASSETS:
Non-current restricted cash	2,510	3,008
Other accounts receivable and prepaid expenses	3,091	2,871
Operating lease right-of-use assets	20,063	21,418
Property and equipment, net	22,110	17,099
Total non-current assets	47,774	44,396
TOTAL ASSETS	$130,280	$137,900

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term loan	$18,008	$15,019
Trade payables	5,602	3,703
Other accounts payable and accrued expenses	7,966	14,046
Operating lease liabilities	4,607	2,411
Total current liabilities	36,183	35,179

NON-CURRENT LIABILITIES:
Warrants liability	41,150	3,400
Convertible promissory notes	14,758	4,806
Deferred tax liability	1,782	—
Operating lease liabilities	13,279	16,440
Total non-current liabilities	70,969	24,646
TOTAL LIABILITIES	107,152	59,825
Commitments and Contingent Liabilities (Note 9)
SHAREHOLDERS’ EQUITY:
Class A Ordinary shares of no par value: Authorized: 33,333,333 shares as of December 31, 2024 and 2023; Issued and outstanding: 19,478,877 and 8,452,260 shares as of December 31, 2024 and 2023, respectively	—	—
Class B Ordinary shares of no par value: Authorized, issued and outstanding: 2,780,570 and 2,780,570 shares as of December 31, 2024 and 2023	—	—
Additional paid-in capital	971,018	914,211
Accumulated deficit	(947,890)	(836,136)
Total shareholders’ equity	23,128	78,075
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$130,280	$137,900
    The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
U.S. dollar in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Revenues	$183	$1,608	$—
Cost of revenues	3,681	3,270	547
Gross loss	$(3,498)	$(1,662)	$(547)
Operating expenses:
Research and development expenses, net	49,460	82,662	78,225
Selling, general and administrative expenses	26,171	35,568	49,200
Total operating expenses	75,631	118,230	127,425
Operating loss	$(79,129)	$(119,892)	$(127,972)
Income (loss) from warrants remeasurement	(22,750)	396	17,929
Financial income (expenses), net	(7,812)	3,928	4,371
Net loss before income tax	(109,691)	(115,568)	(105,672)
Taxes on income (tax benefit)	2,063	(1,360)	1,748
Net loss	$(111,754)	$(114,208)	$(107,420)
Net comprehensive loss	$(111,754)	$(114,208)	$(107,420)
Basic and diluted net loss per Class A ordinary share	$(7.01)	$(11.32)	$(10.98)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share (1)	15,933,291	10,087,691	9,783,301

(1) Prior period results have been retroactively adjusted to reflect the 1:30 stock reverse split effected on October 18, 2023. See also Note 10.

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollar in thousands (except share and per share data)

	Ordinary shares - Class A (1)		Ordinary shares - Class B (1)		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	7,808,754	$—	2,780,570	$—	$864,911	$(614,508)	$250,403

Issuance of shares for warrant exchange	102,082	—	—	—	3,104	—	3,104
Exercise of options, warrants and vesting of RSUs	224,512	—	—	—	2,430	—	2,430
Share-based compensation	—	—	—	—	26,892	—	26,892
Net loss	—	—	—	—	—	(107,420)	(107,420)
Balance – December 31, 2022	8,135,348	$—	2,780,570	$—	$897,337	$(721,928)	$175,409

Issuance of Ordinary shares, net	91,802	—	—	—	467	—	467
Exercise of options and vesting of RSUs	225,110	—	—	—	129	—	129
Share-based compensation	—	—	—	—	16,278	—	16,278
Net loss	—	—	—	—	—	(114,208)	(114,208)
Balance – December 31, 2023	8,452,260	$—	2,780,570	$—	$914,211	$(836,136)	$78,075

Issuance of Ordinary shares, net	9,973,752	—	—	—	45,535	—	45,535
Exercise of options and vesting of RSUs	980,085	—	—	—	13	—	13
Conversion of convertible note	72,780	—	—	—	550	—	550
Share-based compensation	—	—	—	—	10,709	—	10,709
Net loss	—	—	—	—	—	(111,754)	(111,754)
Balance – December 31, 2024	19,478,877	$—	2,780,570	$—	$971,018	$(947,890)	$23,128

(1) Prior period results have been retroactively adjusted to reflect the 1:30 stock reverse split effected on October 18, 2023. See also Note 10.

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollar in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net loss	$(111,754)	$(114,208)	$(107,420)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,182	2,255	1,683
Accretion income on short-term investments	—	(731)	(654)
Share-based compensation	9,585	16,278	26,892
Change in fair value of warrants liability	22,750	(396)	(17,929)
Change in fair value of derivative liability	9,143	(240)	—
Amortization of discount of convertible promissory note	476	30	—
Interest expenses	872	81	—
Decrease (increase) in accrued interest on short-term investments	895	(169)	(425)
Increase in inventory	(3,412)	(463)	—
Decrease (increase) in accounts receivable	444	(455)	—
Decrease (increase) in other accounts receivable and prepaid expenses	(419)	5,401	(4,055)
Change in operating lease right-of-use assets and liabilities, net	390	2,123	(4,690)
Increase (decrease) in trade payables	1,905	(901)	(1,106)
Increase (decrease) in other accounts payable and accrued expenses	(4,956)	2,928	(4,900)
Increase in deferred tax liability	1,782	—	—
Decrease in deferred revenue	—	(943)	—
Loss from property and equipment sales and disposals	132	137	19
Net cash used in operating activities	(68,985)	(89,273)	(112,585)

Cash flows from investing activities:

Purchase of property and equipment	(7,531)	(3,745)	(11,058)
Purchases of short-term investments	—	(94,364)	(139,891)
Proceeds from short-term investments	43,500	147,726	44,114
Net cash provided by (used in) investing activities	35,969	49,617	(106,835)

Cash flows from financing activities:

Proceeds from issuance of Ordinary shares, net	45,535	467	—
Proceeds from exercise of options and warrants	13	129	2,430
Repayment of short term loan	(15,000)	—	—
Proceeds from short term loan	18,000	15,000	—
Proceeds from issuance of warrants	15,000	3,633	—
Proceeds from bifurcated embedded derivatives	—	4,179	—
Proceeds from convertible note	—	563	—
Net cash provided by financing activities	63,548	23,971	2,430

Increase (decrease) in cash, cash equivalents and restricted cash	30,532	(15,685)	(216,990)
Cash, cash equivalents and restricted cash at beginning of year	44,240	59,925	276,915
Cash, cash equivalents and restricted cash at end of period	$74,772	$44,240	$59,925

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollar in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Non-cash activity:

Purchase of property and equipment in trade payables	$48	$54	$2,739
Reclassification of warrant liability to equity	$—	$—	$3,104
Conversion of convertible notes	$550	$—	$—
Share settlement of employee liability	$1,124	$—	$—
Right-of-use assets obtained in exchange for lease liabilities	$2,230	$1,097	$—
Transfer from inventory to property and equipment, net	$800	$—	$—

	Year ended December 31,
	2024	2023	2022
Supplemental disclosure of cash flows information:

Cash received from interest	$3,638	$3,384	$1,905
Cash paid for income taxes	$358	$995	$590
Interest paid	$51	$—	$—

	December 31, 2024	December 31, 2023	December 31, 2022
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$72,262	$41,232	$56,762
Restricted cash	$—	$—	$162
Non-current restricted cash	$2,510	$3,008	$3,001
Total cash, cash equivalents and restricted cash	$74,772	$44,240	$59,925

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)

NOTE 1. GENERAL

REE Automotive Ltd. was incorporated in Israel on January 16, 2011.

REE Automotive Ltd. is an automotive technology company. REE Automotive Ltd. has established wholly-owned subsidiaries in the United States, the United Kingdom, Germany and Japan (the “Subsidiaries”). REE Automotive Ltd. and its subsidiaries (the “Company” or “REE”) are in the early stages of commercialization and develop and produce software-defined vehicle (“SDV”) technology that manages vehicle operations and features through proprietarily-developed software.

The Company became a Nasdaq listed publicly traded company on July 23, 2021, through a merger agreement (the “Merger Agreement”) with 10X Capital Venture Acquisition Corp (“10X Capital”), a Delaware corporation and special purpose acquisition company (“SPAC”), and Spark Merger Sub, Inc., a wholly-owned subsidiary of the Company, pursuant to which Merger Sub merged with and into 10X Capital (the “Merger”). The Company’s Class A ordinary shares, without par value (the “Class A Ordinary Shares”) are trading under the ticker symbol “REE”. The Company also has Class B ordinary shares, without par value, having 10 votes per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) that include voting rights only and are not listed on the Nasdaq.

As of December 31, 2024, the Company had cash and cash equivalents in the total amount of $72,262. The Company has incurred losses since inception and had negative cash flows used in operating activities of $68,985 for the year ended December 31, 2024. The Company expects to continue to incur net losses and negative cash flows from operating activities for the foreseeable future. The Company's ability to continue to operate is dependent upon raising additional funds to finance its activities. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term operational and production activities. These conditions raise substantial doubts about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
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

Cash and cash equivalents

Cash and cash equivalents consist of cash in banks, bank deposits and money market funds, that have a maturity, at the date of purchase, of three months or less.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Short-term investments

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

Starting January 1, 2023 the Company adopted ASU 2016-13, Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments" which modified the other than temporary impairment model for debt securities. Debt securities classified as held-to-maturity are reviewed each reporting period to determine whether an allowance for credit losses should be recorded. Management’s assessment as to whether an allowance should be recorded is based on, among other things, the length of time to maturity; the financial condition and near-term prospects of the issuer; The Company does not record an allowance for securities with zero expectation of nonpayment upon default. During the years ended December 31, 2024 and 2023, no credit loss impairments have been identified.

For the year ended December 31, 2022, the Company's securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in accumulated other comprehensive income (loss). For the year ended December 31, 2022, no other-than-temporary impairment had been recognized.

As of December 31, 2024 and 2023 the Company had no investments in debt securities.

Inventory

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost or Net Realizable Value (“NRV”). Inventory cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

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
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Non-current Restricted cash

Non-current restricted cash represent restricted bank deposits which are primarily used as a security for the Company’s operating lease agreements.

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

For the years ended December 31, 2024, 2023, and 2022, no impairment charges were recognized.
Leases

The Company determines if an arrangement is a lease at inception in accordance with ASC 842, Leases. The Company currently does not have any finance leases.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. Operating lease ROU assets also include any prepaid lease payments. Some of the leases contain variable lease payments, including payments based on a Consumer Price Index (“CPI”). Variable lease payments based on a CPI are initially measured using the index in effect at lease inception, and will not be subsequently adjusted, unless the liability is reassessed for other reasons. Additional payments based on the change in a CPI are recorded as a period expense when incurred. For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term.

The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR was estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets below:

	Years
Computers and software	3	—	7
Furniture and fixtures	5
Machinery and equipment	4	—	7
Vehicles	7
Demonstration vehicles	2
Leasehold improvements	Shorter of the term of the lease or useful life

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

Grants

On August 19, 2021, the Company was awarded approximately $12,272 (£10,141) as part of a total $15,002 (£12,397) grant from the UK government. This grant is part of a $49,571 (£40,963) investment, coordinated through the Advanced Propulsion Centre (‘APC’), in which REE will contribute approximately $46,397 (£38,340). The project runs from November 1, 2021 until July 2024. Funds spent on the project are claimed the month after each three month period and paid in the following month. The Company recognized APC’s participation in research and development as a reduction from research and development expenses in the amount of $3,636, $4,667 and $4,472 for the years ended December 31, 2024, 2023 and 2022, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
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

For the years ended December 31, 2024, 2023, and 2022, severance pay expenses amounted to $987, $1,069, and $1,217, respectively.

Employee benefit plan – Defined contribution plan

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. For the years ended December 31, 2024, 2023, and 2022 the employer expenses related to the match amounted to $81, $106, and $117 respectively.

The Company maintains a privately administered pension insurance plan in the United Kingdom. Contributions to the plan are recognized as employee benefit expense when due. For the years ended December 31, 2024, 2023 and 2022, the Company matched employee contributions to a maximum of 6% of base salary of the participant annual compensation. For the years ended December 31, 2024, 2023 and 2022 the employer expenses related to the match amounted to $515, $538 and $371, respectively.

Warranty liability

Warranty liability provided to customers is accrued in accordance with management’s estimate. No material claims were incurred for the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 and 2023, the warranty liability amounts were immaterial.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and non-current restricted cash.

The Company maintains its cash, cash equivalents, short-term investments and non-current restricted cash with high-quality financial institutions mainly in Israel, the U.S. and the U.K., and regularly monitors their composition and maturities.

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts and option contracts.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
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

The Company grants awards that vest upon the satisfaction of service condition.

For graded-vesting awards with no performance or market conditions, the Company recognizes the related share-based compensation expense on a straight-line basis over the requisite service period of the awards. The Company accounts for forfeitures as they occur.

Throughout the fiscal years ended December 31, 2024, 2023 and 2022 the Company has granted options with exercise price of up to $0.03. The grant date fair value of the awarded options is measured based on the closing market price of the Company's Class A Ordinary shares on or immediately before the date of grant.

The Company measures the grant date fair value of its Restricted Share Units (“RSUs”) based on the closing market price of the Class A Ordinary share on or immediately before the date of grant.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
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

Financial instruments consist, among others, of cash equivalents, other accounts receivable, short-term loan, trade payables and other accounts payable and accrued expenses. These financial instruments are stated at their carrying value, which approximates their fair value due to the short time to the expected receipt or payment date. The Company considers its pre-funded warrants to be Level 2. The warrants and derivative liabilities are measured at fair value using Level 3 inputs (see also Note 13, Note 14 and Note 15).

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

For further information regarding the convertible promissory notes, see Note 13.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrants liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants and pre-funded warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, are indexed to the Company’s own shares and whether the warrants are eligible for equity classification under ASC 815-40. This assessment is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding.

Warrants that meet all the criteria for equity classification, are required to be recorded as a component of additional paid-in capital. Warrants that do not meet all the criteria for equity classification, are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value through earnings at each balance sheet date thereafter.

The Company classified the warrants and pre-funded warrants as a liability pursuant to ASC 815-40 since they do not meet the equity classification conditions. Accordingly, the Company measured the warrants and pre-funded warrants at their fair value. The warrants and pre-funded warrants liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of comprehensive loss.

For information regarding the Company's outstanding warrants, see Note 14.

Basic and diluted loss per share

The Company’s basic net loss per share is calculated by dividing net loss attributable to Class A Ordinary shares by the weighted-average number of shares of Class A Ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of Ordinary shares are anti-dilutive. The Company’s Class B Ordinary shares include voting rights only and therefore are excluded from the loss per share calculation.

The potentially dilutive securities that were excluded from the computation for the years ended December 31, 2024, 2023 and 2022 were 7,455,172, 2,679,771 and 2,314,774, respectively, because including them would have been anti-dilutive.

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
DECEMBER 31, 2024
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

The Company recognizes revenue at the time when its customer obtains control of the promised goods which is when the performance obligation is satisfied by transferring the promised product to the customer. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). The Company does not offer right of return to its contracts.

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring the products to the customer.

Payment terms generally are up to 30 days. The Company applies the practical expedient and does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

For contracts in which the performance obligation has an original expected duration of one year or less, the Company does not provide disclosure on its remaining performance obligations.

Deferred revenues are recognized as (or when) the Company receives consideration prior to performing its obligations under the contract.

In April 2021, the Company entered into a strategic development agreement with a customer, pursuant to which the Company agreed to develop and supply REE platform prototypes. Revenue related to the agreement was deferred and will be recognized upon satisfying performance obligations in the contract. The Company’s contracts with customer prepayment terms do not include a significant financing component because the primary purpose is not to receive financing from the customers. For the year ended December 31, 2023, the Company recorded revenues in the amount of $943 upon the termination of the agreement with the customer and recorded capitalized expenses in the amount of $943 in cost of revenues.
In addition, for the years ended December 31, 2024, 2023 and 2022 the Company recorded revenues from sales of SDV prototypes in the aggregate amount of $183, $665 and zero, respectively. Revenue from sales of SDV prototypes is recognized at a point in time when the control of the goods is transferred to the customer, upon delivery.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenues

Cost of revenues primarily comprised from the cost of SDVs and includes direct parts, material and labor costs, share-based compensation expenses, manufacturing overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the production of SDVs and adjustments to write down the carrying value of inventory when it exceeds its estimated NRV.

Segment information

The Company identifies operating segments in accordance with ASC Topic 280, “Segment Reporting” as components of an entity for which discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker ("CODM"), or decision-making group, in making decisions regarding resource allocation and evaluating financial performance. The Company operates in one operating and reportable segment. Financial information is evaluated regularly by the CODM, who is the Company’s CEO, in deciding how to allocate resources and assessing performance. The Company’s CODM allocates resources and assesses performance based upon discrete financial information at the consolidated level.
R&D tax credit

The research & development (R&D) tax credit in the United Kingdom is a United Kingdom tax relief designed to encourage innovation and increase spending on R&D activities for companies operating in the United Kingdom. This is relevant to the Company’s subsidiary engineering center in the United Kingdom. Generally, the United Kingdom R&D tax credit offsets the income tax to be paid and the remaining portion (if any) will be refunded. The R&D tax credit is calculated based on the claimed volume of eligible R&D expenditures by the Company. As a result, the R&D tax credit is presented as a deduction from “research and development expenses” in the consolidated statements of income (loss). During the years ended December 31, 2024, 2023 and 2022, the Company recorded R&D tax credit benefits in the amount of $5,697, $769 and zero, respectively.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 18 for further details.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 3. INVENTORY

Inventory consisted of the following at December 31, 2024 and 2023, respectively:

	December 31, 2024	December 31, 2023
Raw materials and work in progress	$3,075	$380
Finished goods	—	83
Total inventory	$3,075	$463

During the years ended December 31, 2024, 2023 and 2022 the Company recorded inventory write-downs of $2,276, $1,970 and zero respectively, to reduce inventories to their net realizable values and for any excess or obsolete inventories.

NOTE 4. OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other accounts receivable and prepaid expenses consisted of the following at December 31, 2024 and 2023, respectively:

	December 31, 2024	December 31, 2023
Government authorities	$1,501	$1,369
Prepaid expenses	1,037	3,181
Advances to suppliers	4,587	2,124
Other receivables	33	285
Total	$7,158	$6,959

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 5. LEASES
The Company's lease agreements include offices and production facilities, as well as leases for vehicles and other equipment, all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the right-of-use assets and liabilities calculations if it was reasonably certain that the Company will exercise the option.

	December 31, 2024	December 31, 2023	December 31, 2022
Operating lease cost	$4,046	$3,598	$4,163
Short-term lease cost	146	165	165
Variable lease cost	193	170	120
Sublease income	$(572)	$—	$—
Total lease cost	$3,813	$3,933	$4,448

	December 31, 2024	December 31, 2023	December 31, 2022
Operating cash flows for operating leases, net:	$4,254	$2,976	$5,946
Weighted average remaining operating lease term (years)	6.26	7.39	8.25
Weighted average discount rate operating lease	6.55%	6.04%	5.65%
The following table outlines maturities of the Company’s lease liabilities as of December 31, 2024:

Operating Leases

2025	$4,458
2026	4,142
2027	2,323
2028	2,310
2029	2,336
2030 and thereafter	6,737
Total undiscounted lease payments	$22,306
Less:
Imputed interest	4,420
Present value of lease liabilities	$17,886

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 2024 and 2023, respectively, consists of:

	December 31, 2024	December 31, 2023
Computers and software	$4,208	$3,823
Furniture and fixtures	1,291	1,291
Machinery and equipment	14,011	13,985
Vehicles	173	173
Demonstration vehicles	800	—
Leasehold improvements	1,308	1,308
Construction in progress (1)	7,123	217
	$28,914	$20,797
Less - accumulated depreciation and amortization	(6,804)	(3,698)
Total	$22,110	$17,099

(1)     Construction in progress as of December 31, 2024 consisted of capitalized costs of production tooling, machinery and equipment related to the UK Launch Factory located in Coventry, United Kingdom and assembly facility located in the United States. For the year ended December 31, 2023, the amount of construction in progress consisted of capitalized costs related to production tooling at the UK Launch Factory located in Coventry, United Kingdom.

Depreciation expenses of property and equipment were $3,182, $2,255, and $1,683 for the years ended December 31, 2024, 2023, and 2022, respectively.

Throughout the years ended December 31, 2024 and 2023, a total cost of $208 and $259, respectively, and a total accumulated depreciation of $76 and $122, respectively, were disposed from the consolidated balance sheets.

NOTE 7. CREDIT FACILITY

On August 14, 2023, the Company entered into an agreement with a leading Israeli commercial bank to establish a revolving credit line facility (the “Credit Facility”) in the amount of $15,000 which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the credit facility were extended through December 31, 2025. Outstanding loans under the Credit Facility bear a variable interest at the rate of Monthly Term Secured Overnight Financing Rate (“SOFR”) plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, the Company is required to keep unsecured deposits in the aforementioned bank in the amount of $20,000. In November 2024, the agreement was amended to increase the Credit Facility amount to $18,000 while the unsecured deposit amount was reduced to $18,000. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. The Company is charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility.

As of December 31, 2024 and 2023 the Company has utilized $18,000 and $15,000, respectively, under the Credit Facility for short term loan. In January 2025 and January 2024, respectively, the short term loan was fully repaid by the Company. As of December 31, 2024 and 2023 the annual interest rate for the loan utilized under the Credit Facility was 7.86% and 8.86%, respectively.

For the years ended December 31, 2024 and 2023, the Company recorded interest expenses in the amount of $41 and $19, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 8. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payables and accrued expenses consisted of the following at December 31, 2024 and 2023, respectively:

	December 31, 2024	December 31, 2023
Employees and payroll accruals	$5,821	$5,703
Professional fees	128	578
Non recurring engineering	417	5,867
Government authorities	261	310
Other payables	1,339	1,588
Total	$7,966	$14,046

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of December 31, 2024, and the years in which these obligations are due. Certain obligations are reflected in the balance sheet, while other are disclosed as future obligations. This table is not meant to represent a forecast of the Company’s total cash expenditures for any of the periods presented.

Purchase commitments
2025	$26,200
Total	$26,200

Open purchase orders that are cancellable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

Guarantee

A long-term guarantee was issued by a bank in the amount of approximately $2,510 was recorded within long-term restricted cash to secure the Company’s office and manufacturing locations.

Royalty bearing grants

Until 2018, the Company’s research and development efforts had been partially financed through grants from the Israeli Innovation Authority (“IIA”) for the technology related to the Softwheel legacy activity. Under the research and development agreements with the IIA, if the Company does not generate revenues from products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants. As of December 31, 2024, the Company’s remaining contingent obligation with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, were $741. Since the Company does not anticipate generating revenues from products developed with funds provided by the IIA, it does not expect to make any repayments to the IIA.

In 2018, the Company signed a research and development agreement with the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”). Under this agreement, if the Company does not generate revenues from products developed with funds provided by the BIRD, the Company is not obligated to pay royalties or repay the grants. As of December 31, 2024, the BIRD contingent liability with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $433. Since the Company does not anticipate to generating revenues from products developed with funds provided by the BIRD, it does not expect to make any repayments to the BIRD.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Legal proceedings

On December 16, 2022, a lawsuit was filed to the court in Texas, Austin Division, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. On January 4, 2024, the Magistrate Judge entered a Report and Recommendation (“Report”), recommending dismissal of the lawsuit based on forum non conveniens, such that OSR could pursue its claims in an Israeli forum rather than in the United States, assuming that OSR chooses to do so after dismissal. On August 26, 2024, the District Judge adopted the Report, granting REE’s motion to dismiss for forum non conveniens and ordering the clerk of the court to close the case. On September 26, 2024, OSR filed a Notice of Appeal to the United States Court of Appeals for the Fifth Circuit, appealing the District Judge’s adoption of the Report and dismissal of the case for forum non conveniens. The appeal is currently pending and there is no definitive timetable for a final ruling. Given the uncertainty of litigation and the preliminary stage of the lawsuit, the Company cannot estimate the reasonably possible loss or range of loss that may result from this lawsuit. As of December 31, 2024 and December 31, 2023 the Company did not record a loss contingency.

Notwithstanding the foregoing, from time to time, REE may become involved in actions, claims, suits, and other legal proceedings, such as requests to disclose information before initiating derivative cases, arising in the ordinary course of the Company's business, including but not limited to claims related to employment, intellectual property and shareholder matters.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 10. SHAREHOLDERS’ EQUITY

Share split

On October 18, 2023, the Company effected a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at the ratio of 1-for-30, such that (i) each thirty (30) Class A ordinary shares, without par value, were consolidated into one (1) Class A ordinary share, without par value and (ii) each thirty (30) Class B ordinary shares, without par value, were consolidated into one (1) Class B ordinary share, without par value. As a result, all Ordinary Class A shares, Ordinary Class B shares, options for Ordinary Class A Shares, exercise price and net loss per share amounts were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock reverse split had been in effect as of the date of these consolidated financial statements. Following the reverse share split an additional amount of 15,890 shares was issued to reflect rounding differences resulting from fractional Class A ordinary shares.

Ordinary shares rights

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

Equity transactions

a.On July 14, 2023, the Company entered into the H.C. Wainwright Agreement with H.C. Wainwright, pursuant to which the Company may offer and sell, at its option, up to $35,000 of Class A Ordinary Shares through an “at-the-market” equity program under which H.C. Wainwright act as the Company’s sales agent. Throughout the years ended December 31, 2024 and 2023, the Company sold 310,822 and 75,912 Class A Ordinary Shares, respectively, under the ATM Sales Agreement for total net proceeds of $1,523 and $467, respectively.

b.On March 1, 2024, the Company executed an underwriting agreement (the “Underwriting Agreement”) between the Company and Roth Capital Partners LLC (the “Underwriter”) pursuant to which the Company conducted an underwritten public offering (the “Public Offering”) of 2,000,000 Class A Ordinary Shares, no par value per share (the “Ordinary Shares”), at a purchase price of $6.50 per share, for aggregate gross proceeds of approximately $13,000. Pursuant to the terms of the Underwriting Agreement, the Company has also granted the Underwriter a 20-day option to purchase Ordinary Shares of up to 300,000 Ordinary Shares, or 15% of the number of Ordinary Shares sold in the Public Offering, solely to cover over-allotments, if any. On March 4, 2024, the Underwriter exercised its overallotment option to purchase an additional 300,000 Ordinary Shares in full. The Public Offering, including the shares issuable upon the exercise of the overallotment option, closed on March 5, 2024 (the “Closing Date”). At Closing Date, the Company issued 2,300,000 Ordinary Shares, for aggregate net proceeds of approximately $14,135 to the Company, after deducting the underwriting discounts and transaction costs payable by the Company.

c.On September 15, 2024, the Company has entered into Securities Purchase Agreements (the "SPAs") with certain investors for the issuance of 7,362,930 of its Class A Ordinary Shares at a price of $4.122 per share. In lieu of Class A Ordinary Shares, certain investors purchased pre-funded warrants exercisable into 3,639,893 Class A Ordinary Shares at a purchase price of $4.121 per pre-funded warrant. The purchase price per share of each pre-funded warrant represents the per share offering price of $4.122 per Class A Ordinary Share, minus the $0.001 per share exercise price of such pre-funded warrant. The total net proceeds were approximately $44,877 after deducting transaction costs, of which $29,877 was recorded in the additional paid-in capital and the reminder was recorded as pre-funded warrants liability.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 10. SHAREHOLDERS’ EQUITY (cont.)

For further information, see Note 14 (c).

d.On December 23, 2024, the Company issued 72,780 Class A Ordinary Shares as a result of the partial conversion of the Convertible Notes, as described in Note 13.

For further information regarding equity transactions, see Note 20.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 11. SHARE-BASED COMPENSATION

Share option plan

In July 2021, the Board of Directors approved the REE Automotive Ltd. 2021 Share Incentive Plan (the “2021 Plan”). The 2021 Plan provides for the grant of options, ordinary shares, restricted shares, restricted share units (“RSUs”), stock appreciation rights, other cash-based awards, and other share-based awards which may be granted to employees, officers, non-employee consultants and directors of the Company. The Shares reserved under the 2021 Plan will automatically increase on January 1 of each year during the term of the 2021 Plan, commencing on January 1 of the year following the year in which the 2021 Plan became effective, in an amount equal to 5% of the total number of Class A Ordinary shares, as defined in the 2021 Plan, on December 31 of the preceding calendar year, unless the Board of Directors determines, at its discretion, to reduce or eliminate such increase .As of December 31, 2024, the maximum aggregate number of Class A Ordinary shares that may be issued pursuant to awards under this 2021 Plan is 3,100,410.

As of December 31, 2024, 65,744 Class A Ordinary Shares were available for future grants under the 2021 Plan. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2021 Plan.

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

Options granted to employees and non-employees

The following table summarizes option balances as of December 31, 2024, and changes during the year then ended:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands) (1)
Outstanding at January 1, 2024	3,525,594	$5.02	6.50	$13,250
Granted	417,835	$—
Exercised	(89,627)	$0.15
Forfeited	(47,713)	$4.92
Outstanding at December 31, 2024	3,806,089	$4.58	5.78	$26,086
Exercisable at December 31, 2024	3,362,234	$5.19	5.33	$22,171
(1) Intrinsic value is calculated as the difference between the fair value of REE’s Class A ordinary shares as of the end of each reporting period and the exercise price of the option.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 11. SHARE-BASED COMPENSATION (cont.)

The weighted average grant date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 was $4.65, $10.86, and $56.70.

The weighted average exercise price of the Company's options granted during the years ended December 31, 2024, 2023 and 2022 was $0.00, $0.03 and $0.38, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $561, $962 and $9,349, respectively.

RSUs activity

The following table summarizes RSUs activity:

	Number of RSUs outstanding	Weighted-average ordinary fair value per share at grant date
Outstanding at January 1, 2024	822,241	$11.85
Granted	1,825,274	4.27
Vested	(890,458)	8.20
Forfeited	(174,254)	6.70
Outstanding at December 31, 2024	1,582,803	$5.73
The weighted average grant date fair value of restricted share units granted during the years ended December 31, 2024, 2023 and 2022 was $4.27, $9.67 and $68.70, respectively.

The total fair value of RSUs, as of their respective release dates, was $5,522, $1,341 and $484 during the years ended December 31, 2024, 2023 and 2022, respectively.

Equity-based compensation expense

The total equity-based compensation expense recognized in the Company’s consolidated statements of operations are as follows:

	Year ended December 31,
	2024	2023	2022
Cost of revenues	$—	$—	$72
Research and development	4,205	8,397	13,188
Selling, general and administrative	5,380	7,881	13,632
	$9,585	$16,278	$26,892

As of December 31, 2024, unrecognized compensation cost related to share options and unvested RSUs were $2,552 and $7,642, respectively. These costs are expected to be amortized over a weighted average remaining period of 1.95 years and 2.3 years, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 12. INCOME TAXES

Tax rates applicable to the Company

The taxable income of Israeli company is subject to a corporate tax rate of 23% for the years 2024, 2023 and 2022. The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
Loss before taxes is comprised as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Domestic (Israel)	$(113,276)	$(107,889)	$(109,088)
Foreign	3,585	(7,679)	3,416
Total	$(109,691)	$(115,568)	$(105,672)

Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit)

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating loss carryforward of the Company due to the uncertainty of the realization of such tax benefits and the reversal of uncertain tax positions accrual in the period.

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

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 12. INCOME TAXES (cont.)

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Operating loss carryforward	$73,665	$55,189
Share based compensation	94,527	94,807
Research and development	15,449	18,614
Accrued social benefits and other	559	573
Other costs	442	202
Operating lease liability	4,085	4,348
Deferred tax asset before valuation allowance	$188,727	$173,733
Valuation allowance	(182,851)	(164,848)
Total deferred tax assets	$5,876	$8,885

Property and equipment, net	(2,923)	(3,166)
Operating lease right-of-use asset	(4,735)	(5,108)
Deferred tax liabilities	$(7,658)	$(8,274)
Net deferred taxes	$(1,782)	$611

Management currently believes that because the Company and its subsidiaries have a history of losses on a consolidated basis it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

The net changes in the total valuation allowance for each of the years ended December 31, 2024 and 2023, are comprised as follows:

	December 31, 2024	December 31, 2023
Opening balance	$164,848	$144,444
Additions during the year	18,003	20,404
Ending balance	$182,851	$164,848

Income taxes are comprised as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Current	$(330)	$(749)	$1,748
Deferred	2,393	(611)	—
	$2,063	$(1,360)	$1,748

	December 31, 2024	December 31, 2023	December 31, 2022
Domestic	$84	$92	$136
Foreign	1,979	(1,452)	1,612
	$2,063	$(1,360)	$1,748

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 12. INCOME TAXES (cont.)

Uncertain tax positions

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	December 31, 2024	December 31, 2023
Opening balance	$685	$1,726
Tax positions reversed in current year related to previous years	(685)	(1,315)
Tax positions taken in current year	—	240
Accrued interest	—	34
Ending Balance	$—	$685

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

Income tax returns are open for examination for the tax years 2020-2024 in Israel, 2015-2024 in the U.S., and 2021-2024 in the U.K. As a global organization, the Company may be subject to a variety of transfer pricing challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the consolidated financial statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the consolidated financial statements.

Net operating loss carryforward

As of December 31, 2024, the Company and its subsidiaries had net operating carry forward losses for tax purposes which may be carried forward and offset against taxable income in the future for an indefinite period.

Name of Subsidiary	Net Operating Loss Carryforwards
REE Automotive Ltd	$316,718
REE Automotive UK Limited	$3,228
REE Automotive USA Inc.	$6
REE Automotive Japan K.K.	$60

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 13. CONVERTIBLE PROMISSORY NOTES

On November 27, 2023, the Company entered into Securities Purchase Agreements ("SPAs") with certain investors, pursuant to which the Company agreed to issue and sell Convertible Promissory Notes (the “Notes”) in the principal amount of $8,000, in the aggregate, at a conversion price of $5.09 per share (subject to adjustment as provided therein), and Warrants to purchase up to an aggregate of 1,571,710 of the Company’s Class A Ordinary Shares at an exercise price of $4.42 per share (subject to adjustment as provided therein). Closing under these SPAs occurred on December 3, 2023, pursuant to which the above Notes and Warrants were issued to the applicable shareholders.

In addition, on December 6, 2023, the Company entered into a subsequent SPA dated December 2, 2023, with a certain accredited investor, pursuant to which the Company agreed to issue and sell additional Notes in the principal amount of $750 at a conversion price of $5.74 per share (subject to adjustment as provided therein), and additional Warrants to purchase up to 130,662 Class A Ordinary Shares, at an exercise price of $5.74 per share (subject to adjustment as provided therein). Closing under this SPA occurred on December 20, 2023, pursuant to which the above Notes and Warrants were issued to the applicable shareholder.

Pursuant to the SPAs, the Notes have a five-year term since issuance and bear interest at 10% per annum, compounding annually. The Notes are not prepayable before maturity and are convertible at a price subject to customary adjustments and anti-dilution protections, with a minimum conversion price of $1.02 and $1.15 per share, respectively.

The Notes include customary default provisions, which may result in accelerated repayment if an event of default occurs, including non-payment, covenant breaches, bankruptcy, adverse judgments, trading restrictions, or material adverse effects, as defined in the SPAs. As of December 31, 2024 and 2023, no events of default have occurred.

On December 23, 2024, the Company received a notice of conversion for $300 of the principal amount, including accrued interest, of the Notes. As a result, the Company issued 72,780 Class A Ordinary shares at conversation price of $4.122.

The Warrants to purchase up to 1,571,710 Class A Ordinary Shares are exercisable at an exercise price of $4.42 per Class A Ordinary Share (subject to customary adjustments) and will have a term of five-years from the date of issuance, which was December 3, 2023. The Warrants to purchase up to 130,662 Class A Ordinary Shares are exercisable at an exercise price of $5.74 per Class A Ordinary Share (subject to customary adjustments) and will have a term of five-years from the date of issuance, which was December 20, 2023.

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

As such, the Company allocated the proceeds to the warrants and to the Notes based on their respective fair values with the remaining proceeds allocated to the debt host. The debt host is measured at its amortized cost using the effective interest method. As of the dates of the transactions, the amount allocated to the debt host was $589. As of December 31, 2024 and 2023 the amortized cost of the debt host was $1,883 and $680, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 14. WARRANT LIABILITIES

a.Pursuant to the Merger Agreement, the Company assumed warrants previously issued by 10X Capital consisting of 183,333 Private Placement Warrants and 335,417 Public Warrants, which were converted into warrants to purchase 518,750 Class A ordinary shares. The warrants to purchase 518,750 Class A Ordinary Shares gave the holder the right to purchase such shares at a fixed amount for a period of five years subject to the terms and conditions of the warrant agreement.

In September 22, 2022, a total of 2 Public Warrants were exercised into 2 Class A Ordinary shares of the Company.

On September 22, 2022, the Company completed a registered exchange offer (the "Exchange Offer") for its 518,750 outstanding warrants. A total of 434,445 warrants were exchanged for 86,890 Class A ordinary shares at an exchange ratio of 6.00 Class A Ordinary shares per warrant, which were settled on October 4, 2022. In connection with the Exchange Offer, the Company entered into Amendment No. 1 to the Warrant Agreement, dated September 23, 2022, granting the Company the right to mandatorily exchange the remaining 84,303 warrants for Class A ordinary shares at an exchange ratio of 5.40 shares per warrant. On the same date, the Company exercised this right, resulting in the issuance of 15,192 Class A ordinary shares on October 11, 2022.

The change in fair value of warrant liabilities was recorded through the date of exchange as change in fair value of warrant liabilities within the consolidated statements of comprehensive loss. Additionally, the fair value of the warrant liability as of the exchange date of $3,104 was reclassified to additional paid-in capital within the consolidated balance sheets as of December 31, 2022.

b.As described in Note 13 above, on December 3, 2023 and December 20, 2023 (the” Closing Date”) the Company agreed to issue and sell Warrants to purchase up to an aggregate of 1,571,710 and 130,662, respectively, of the Company’s Class A Ordinary shares at an exercise price of $4.42 and $5.74, respectively, per share (subject to adjustments). As of December 31, 2024 1,702,372 Warrants are outstanding.

c.On September 15, 2024, the Company has entered into Securities Purchase Agreements with certain investors for the issuance of Pre-Funded Warrants to purchase 3,639,893 at a price of $4.121 per pre-funded warrant. The purchase price per share of each pre-funded warrant represents the per share offering price of $4.122 per Class A Ordinary Share, minus the $0.001 per share exercise price of such pre-funded warrant. The total net proceeds from pre-funded warrants were $15,000 (see note 10 (c)).

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 15. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities fair value at December 31, 2024 and 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2024
	Level 1	Level 2	Level 3
Assets:
Money market fund	$28,843	$—	$—
Total	$28,843	$—	$—

Amounts included in:
Cash and cash equivalents	$28,843	$—	$—
Total	$28,843	$—	$—

	December 31, 2024
	Level 1	Level 2	Level 3
Liabilities:
Derivative liabilities at fair value	$—	$—	$12,875
Warrants liability	—	32,140	9,010
Total	$—	$32,140	$21,885

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 15. FAIR VALUE MEASUREMENTS (cont.)

	December 31, 2023
	Level 1	Level 2	Level 3
Assets:
Money market fund	$710	$—	$—
Bank deposits	—	44,395	—
Total	710	44,395	—

Amounts included in:
Cash and cash equivalents	$710	$—	$—
Short-term investments	—	44,395	—
Total	$710	$44,395	$—

	December 31, 2023
	Level 1	Level 2	Level 3
Liabilities:
Derivative liabilities at fair value	$—	$—	$4,126
Warrants liability	—	—	3,400
Total	$—	$—	$7,526

Fair value of warrants liability

The Warrants issued as part of the SPAs mentioned in Note 13 were valued using Black Scholes Option Pricing Model, which is considered to be a Level 3 fair value measurement. As part of the inputs used in the Black-Scholes model to determine the fair value of these Warrants, the expected volatility of the Class A Ordinary shares was estimated based on the historical volatility of the Company's own publicly traded shares.
The following table provides the inputs used for Level 3 fair value measurements of warrants liability:

	December 31, 2024			December 31, 2023
Stock price	$8.83			$5.14
Strike price	$4.42	-	$5.74	$4.97	-	$5.74
Term (in years)	1.5	-	2.5	1.5	-	2.5
Volatility	97.80%	-	116.20%	57.77%	-	59.65%
Risk-free rate	4.19%	-	4.30%	4.15%	-	4.34%
Dividend yield	0.0%			0.0%

The pre-funded warrants mentioned in Note 13 are classified as Level 2 due to the use of observable market data for similar instruments. The fair value of the pre-funded warrants is determined to be consistent with the fair value of the Company's Class A Ordinary share due to the nominal exercise price.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 15. FAIR VALUE MEASUREMENTS (cont.)

Derivative liability at fair value

Derivative liability at fair value was valued using a Monte-Carlo simulation, which was considered to be a Level 3 fair value measurement. The Monte-Carlo simulation primary input utilized in determining the fair value of the Derivative liability was the expected volatility of the Class A ordinary shares. The expected volatility was based on the historical price of the Company’s Class A ordinary shares.
The following table provides the inputs used for Level 3 fair value measurements of derivative liability:

	December 31, 2024			December 31, 2023
Stock price	$8.83			$5.14
Term (in years)	1.5	-	2.5	1.5	-	2.5
Volatility	95.00%	-	96.54%	57.77%	-	59.65%
Risk-free rate	4.48%	-	4.49%	4.27%	-	4.34%
Cost of Debt (Rd)	7.64%			7.03%	-	7.10%
Dividend yield	0.0%			0.0%

Changes in the fair value of Level 3

The following table presents the changes in the fair value of Level 3 warrants and derivative liabilities for the year ended December 31, 2024 and 2023:

Total Level 3 Financial Liabilities
Balance at December 31, 2023	$7,526
Change in fair value of derivative liabilities at fair value	9,143
Partial conversion of convertible notes	(394)
Change in fair value of warrants liability	5,610
Balance at December 31, 2024	$21,885

Total Level 3 Financial Liabilities
Balance at December 31, 2022	$—
Issuance of derivative liabilities at fair value (Note 13)	4,366
Change in fair value of derivative liabilities at fair value	(240)
Issuance of warrants (Note 13)	3,796
Change in fair value of warrants liability	(396)
Balance at December 31, 2023	$7,526

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 16. FINANCIAL INCOME (EXPENSES), NET

The components of financial income (expenses), net are as follows:

	Year ended December 31,
	2024	2023	2022
Interest income	$2,874	$4,488	$2,869
Foreign currency translation income (loss), net	80	(549)	1,586
Interest expenses	(924)	(80)	—
Income (loss) from derivatives remeasurement	(9,143)	240	—
Other expenses	(699)	(171)	(84)
Financial income (expense), net	$(7,812)	$3,928	$4,371

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 17. BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2024	2023	2022
Numerator:

Net loss for basic and diluted loss per share	$(111,754)	$(114,208)	$(107,420)

Denominator:

Weighted average number of Class A Ordinary shares used in computing basic and diluted net loss per share	15,933,291	10,087,691	9,783,301

Basic and diluted net loss per Class A Ordinary shares	$(7.01)	$(11.32)	$(10.98)

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 18. REPORTING SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates as a single operating segment, with its Chief Executive Officer acting as the Chief Operating Decision Maker (CODM). The CODM regularly reviews the financial information on a consolidated basis and evaluates the segment's performance based on its operating loss and net loss, as reported in the consolidated statements of comprehensive loss. This financial metric is used to assess overall business performance, support resource allocation decisions and annual budgeting process.

The CODM does not review segment-specific asset information when evaluating the Company's performance, and therefore, such details are not presented.

The following table presents financial information with respect to the Company’s single operating segment for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
Revenues	$183	$1,608	$—
Cost of revenues	3,681	3,270	547
Gross loss	$(3,498)	$(1,662)	$(547)
Research and development employee labor costs (excluding share based compensation expenses)	21,821	24,068	26,437
Other research and development expenses	29,131	37,959	38,600
Research and development share based compensation expenses	4,205	8,397	13,188
Research and development non-recurring expenses (1)	(5,697)	12,238	—
Selling, general and administrative employee labor costs (excluding share based compensation expenses)	10,609	11,330	11,503
Other selling, general and administrative expenses	10,182	15,707	24,065
Selling, general and administrative share based compensation expenses	5,380	7,881	13,632
Selling, general and administrative non-recurring expenses (2)	—	650	—
Total operating expenses	75,631	118,230	127,425
Operating loss	$(79,129)	$(119,892)	$(127,972)
Income (loss) from warrants remeasurement	(22,750)	396	17,929
Financial income (expenses), net	(7,812)	3,928	4,371
Net loss before income tax	(109,691)	(115,568)	(105,672)
Taxes on income (tax benefit)	2,063	(1,360)	1,748
Net loss	$(111,754)	$(114,208)	$(107,420)

(1) Primarily includes R&D tax credit income in fiscal year 2024 and certain one-time expense to a vendor in fiscal year 2023.
(2) Primarily includes one-time professional fees expenses in fiscal year 2023.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 18. REPORTING SEGMENT AND GEOGRAPHIC INFORMATION (cont.)

Entity wide disclosures

The Company attributes revenues from external customers to individual countries based on the customer’s billing address.

Net sales attributed to countries that represent a significant portion of consolidated net sales are as follows:

	Year ended December 31,
	2024	2023	2022
France	$11	$1,398	$—
United States	172	210	—
Total	$183	$1,608	$—

Long-lived assets other than financial instruments attributed to countries that represent a significant portion of consolidated assets are as follows:

	December 31, 2024	December 31, 2023
Israel	14%	20%
United Kingdom	64%	62%
United States	22%	18%

NOTE 19. RELATED PARTY TRANSACTIONS
Agreements with Directors and Officers

The Company has entered into the following agreements, which were approved by REE’s board of directors in accordance with Israeli law, and also by REE’s shareholders to the extent required by Israeli law.

Joint Ownership Agreement for Company Vehicle. During 2021, REE entered into an agreement with co-founder, director, and CEO Daniel Barel, relating to joint ownership of a company car. REE undertook to provide Daniel Barel with a company car, the value of which is an amount of up to NIS 300 thousand to be borne by REE. The excess cost of the car purchased for such purpose has been, and the ongoing fixed cost of the car will continue to be, borne by Daniel Barel. Such car is registered under REE’s name, but Daniel Barel is entitled to an ownership portion of such car, corresponding to the excess acquisition cost thereof borne by him. The full value of the vehicle is recorded in the balance sheet as of December 31, 2024.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024
U.S. dollars in thousands (except share and per share data)
NOTE 19. RELATED PARTY TRANSACTIONS (cont.)
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
Agreement with Samvardhana Motherson International Limited ("Motherson") and REE. In September 2024, the Company entered into SPAs, with Motherson included as one of the investors (see Note 10(c)). Motherson has agreed to provide services relating to development, management, and optimization of the Company’s supply chain which shall also include supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration. The Company has agreed to pay Motherson, on a quarterly basis, an amount equal to fifty percent (50%) of certain cost improvements that would be achieved under the Motherson Agreement (“Quarterly Fees”) in addition to annual payments for such resources required to be deployed by Motherson for the purpose of rendering the services under the Motherson Agreement, which shall be agreed upon by REE and Motherson. As of December 31, 2024 no costs had been incurred under this agreement.

Transactions with the related parties were as follows:

	Year ended December 31,
	2024	2023	2022
Selling, general and administrative expenses, net	$126	$41	$43

Balances with the related parties were as follows:

	December 31, 2024	December 31, 2023
Employees and payroll accruals	$51	$50

NOTE 20. SUBSEQUENT EVENTS
During March 2025, the Company conducted two separate registered direct offerings with certain institutional and accredited investors, providing for a combined issuance of an aggregate of 8,595,807 Class A Ordinary Shares, no par value per share. The Company sold its Class A Ordinary Shares in both offerings at a purchase price of $4.25 per ordinary share, resulting in aggregate gross proceeds of approximately $36.5 million and net proceeds of approximately $34.3 million after deducting each of the respective placement agent fees and other estimated offering expenses payable by the Company.