Form 20-F
period 2025-12-31
REE Automotive Ltd.
filed 2026-05-15
CIK 1843588

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Tel: +972 (77) 899-5193
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

As of December 31, 2025, the registrant had 28,743,914 Class A Ordinary Shares, without par value, outstanding and 2,780,570 Class B Ordinary Shares, without par value, outstanding.
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
Yes ☐ No ☒

ABOUT THIS ANNUAL REPORT

In this annual report on Form 20-F for the year ended December 31, 2025, or this Annual Report, the terms “REE,” “we,” “us,” “our” and “the company” refer to REE Automotive Ltd. and its subsidiaries.

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

Some factors that could cause actual results to differ include:
•REE’s ability to raise sufficient capital to finance its commercialization, operations, and business;
•REE’s ability to continue as a going concern if we are unable to generate sufficient revenues and/or raise additional capital, including through discussions with existing REE shareholders, which could prevent it from obtaining new financing on reasonable terms or at all;
•REE’s inability to repay its Convertible Notes (defined below), including upon a repayment notice in connection with a change of control, due to insufficient cash flow from its business or to settle conversions of such Convertible Notes in cash;
•REE’s ability to identify or develop and to consummate any strategic alternative transaction; uncertainties inherent in the strategic review process and whether we can achieve the potential benefits of any strategic alternative;
•REE’s ability to execute and successfully commercialize its current business plan; risks related to REE’s pause in production of its vehicles;
•REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners;
•REE’s ability to transition its products into marketable products and services;
•REE’s ability to grow and scale production capacity through relationships with Tier 1 suppliers;
•Uncertainty regarding REE’s estimated sales, expenses and profitability and underlying assumptions; REE’s ability to generate revenue through royalty payments from a customer;

•Risks relating to REE’s significant shareholders having substantial influence over REE;
•REE’s limited operating history and business model not being proven;

•Risks associated with REE’s supply chain;
•Risks associated with plans for REE’s initial commercial production and follow-on sales, including as a result of the impact from tariffs and REE’s determination to delay production;
•REE’s dependence on suppliers, some of which are single or limited source;
•Development of the market for software-defined vehicles, or SDV, including with respect to the market for electric vehicles, or EVs, including risks relating to consumer acceptance of SDV technology;
•Demand relating to its SDV platform from OEMs, technology companies, autonomous companies, fleets, and other businesses;

•Risks relating to the lack of a guarantee that OEMs will purchase our SDV products in any certain quantity or price even after a proof of concept, design win, and/or a prototype design collaboration;

•Risk relating to significant delays between the time we achieve a design win until we may be able to realize revenue from the vehicle model;

•Risks related to REE’s customer’s ability to either withdraw from the Definitive Agreement (defined below) with REE and/or meet certain agreement conditions in order to commence its project with REE;

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
•REE’s ability to make continued investments in its business and technology;
•Global macroeconomic and geopolitical risks, including inflation, interest rates, policy uncertainty (such as changes under the Trump Administration in the U.S, including with respect to tariffs and trade policy) and political unrest in Israel and ongoing armed conflict and regional instability in Israel and other parts of the Middle East, including in connection with the ongoing hostilities involving Israel and regional actors, which have resulted and may continue to result in disruptions to our operations, including due to employee absences related to military reserve duty, limitations on travel, and interruptions to business continuity;
•Adverse conditions in the automotive industry and adverse global conditions, including macroeconomic, protectionist trade policies and tariffs, geopolitical uncertainty, and other events;

•Fluctuations in interest rates, rising global inflation (including in connection with tariffs and trade wars), and foreign exchange rates;
•The need to retain a highly-skilled technical workforce, including engineers and other highly qualified employees to further its goals, and in particular following reductions-in-force;
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

Summary Risk Factors

Investing in our Class A ordinary shares, no par value per share, having one vote per share, or Class A Ordinary Shares, involves a high degree of risk, as fully described below. The principal factors and uncertainties that make investing in our Class A Ordinary Shares risky, include, among others:
•REE has a history of losses, and expects to continue to incur losses for the foreseeable future, and there is substantial doubt that we will have sufficient funds to satisfy our obligations through the next 12 months. As a result, REE will be unable to meet its future capital requirements, which will jeopardize its ability to continue its business operations.
•Servicing our Convertible Notes (defined below) may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt. Additionally, we may not have the funds necessary to settle conversions of our Convertible Notes, including obligations that arise in connection with conversions, repayments, restructuring, strategic transactions, an asset sale, a merger, a change of control transaction or any other corporate event, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.
•There can be no assurance that we will be successful in identifying and/or completing any strategic transaction, or that any such strategic transaction will result in any value for our shareholders.
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

•Adverse global conditions and conditions in the automotive industry, along with cost increases, supply disruptions, and/or material shortages may negatively impact our financial results and/or operations.

•The commencement of our Definitive Agreement (defined below) is subject to certain conditions by the technology company that are beyond our control, and which may never occur, the nonoccurrence of which would have a significant adverse effect on our results of operations, financial condition, business, and the price of our Class A Ordinary Shares.

•Our reservations include both binding orders and non-binding reservation and such non-binding reservations may not result in definitive purchase orders and/or agreements. Our prior binding and non-binding commercial vehicle reservations may no longer be binding or represent continued interest in our vehicles.

•Certain of our future revenues depend on BorgWarner’s (defined below) purchase of automotive components from our suppliers, which may never occur or which may result in a lower quantity purchased from any of our suppliers than expected, which could adversely affect the amount of royalty payments that we receive in connection therewith.

•REE is subject to other risks associated with our strategic partners.

•There is no guarantee that our potential customers will purchase our SDV products in any certain quantity or at any certain price even after we achieve design wins, and there may be significant delays between the time we achieve a design win until we realize revenue from the vehicle model.

•REE’s products are in various stages of development and there are risks with developing such products into marketable products. If and when REE resumes production, its ability to induce follow-on sales following the initial sale of vehicles to our customers depends, in part, on its ability to prove that REE’s products are to the full satisfaction of such customers and to establish and maintain confidence in REE’s business prospects among such customers.

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

•REE’s development of an outsourced production business model, if and when REE resumes production, may not be successful, which could harm its ability to deliver its vehicles and recognize revenue.

•If and when REE resumes production, REE would expect to depend on its suppliers, some of which were previously single or limited source suppliers, and if such suppliers would fail to deliver the components of REE’s products in a timely manner or at all and at prices and in volumes acceptable to it, it could have a material adverse effect on its business, prospects and operating results.

•If and when we resume production, REE’s production plan would likely relate to producing a certain number of vehicles in the U.S. Such production plan targets will be subject to a variety of risks, including the completion of

REE’s production tooling investment plan, sourcing materials and components from REE’s suppliers on its agreed upon deadlines, securing sufficient funding, and global macroeconomic conditions.

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

•REE may become subject to product liability claims, legal and regulatory proceedings, commercial or contractual disputes, or lawsuits alleging infringement or misappropriation of intellectual property rights.

•REE is dependent on its founders Daniel Barel and Ahishay Sardes, or Founders, and its success depends, in part, on its ability to retain key employees, qualified employees and management.

•If REE is unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of the Class A Ordinary Shares and result in the acceleration of the repayment of our Convertible Notes.

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

Risks Related to REE’s Finances

REE has a history of losses, and expects to continue to incur losses for the foreseeable future, and there is substantial doubt that we will have sufficient funds to satisfy our obligations through the next 12 months. As a result, REE will be unable to meet its future capital requirements, which will jeopardize its ability to continue its business operations.

Since inception, REE has incurred, and expects that it will continue to incur for the foreseeable future, losses and negative cash flow, both of which are significant, until at least such time that it begins to generate significant margin from REE products, which may never happen. REE incurred net losses of $55.8 million and $111.8 million for the years ended December 31, 2025 and December 31, 2024, respectively. REE’s cash and cash equivalents were $14.2 million and $54.3 million (excluding our Credit Facility (as defined below) in the amount of $18 million, which expired as of December 31, 2025), for the years ended December 31, 2025 and December 31, 2024, respectively. The Company expects to continue to incur net losses and negative cash flows from operating activities for the foreseeable future. Our ability to continue as a going concern will depend on our ability to consummate a strategic transaction, obtain additional financing (including through discussions with existing REE shareholders), attain further operating efficiencies, and/or generate future cash from operations. There are no assurances, however, that the Company will be successful in consummating any strategic transaction, obtaining an adequate level of financing, operating efficiencies, or generating the future cash that is needed for its operational activities. These conditions raise substantial doubts about the Company’s ability to continue as a going concern. As of May 4, 2026, our cash position was approximately $4.9 million in cash and cash equivalents. Absent any potential strategic transaction, additional revenues, further cost-reduction measures or additional funding, we currently estimate that our existing financial resources will be sufficient to fund our projected operating costs and expected cash requirements into, but not beyond, the middle or the end of the second quarter of 2026. Management is actively pursuing additional financing opportunities, including through discussions with existing shareholders, as well as a strategic transaction(s) and further cost-reduction initiatives in order to extend the Company’s liquidity runway. A strategic transaction may include the sale of assets, subsidiaries, intellectual property, business lines and/or a change-of-control transaction, However, there can be no assurance that such efforts will be successful or available on acceptable terms. If we are unable to continue as a going concern by obtaining additional funding, consummating a strategic transaction(s), generating additional revenues and/or further reducing costs, we may need to significantly curtail or modify our operations and strategic plans. This may include substantially changing our corporate structure, seeking bankruptcy or insolvency protection, or taking some other action(s). The values that we may receive for our assets in a strategic transaction(s), liquidation, insolvency, or dissolution could be significantly lower than the values reflected in our financial statements. Our financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should we be unable to continue as a going concern. Any of the above may be pursued under time constraints or financial pressure and may not maximize shareholder value. Given our limited liquidity runway, we have been required to pursue one or more of these alternatives on an accelerated basis, which has limited our negotiating leverage and may have adversely affected the terms of any such transaction.

In addition, in connection with the above, our UK subsidiary has undergone an administration process as part of its corporate wind down, and one or more remaining subsidiaries may become subject to insolvency, restructuring or similar proceedings independent of the parent company. Such proceedings could result in loss of control over key assets, termination of contracts, loss of employees, or cross-defaults under our financing arrangements. The occurrence of such events at the subsidiary level could materially and adversely affect our consolidated financial condition, results of operations and ability to continue as a going concern.

Our ability to continue our business, including as a going concern, is dependent on our ability to significantly reduce our operating costs and/or to obtain the necessary financing and/or the receipt of cash revenues from customers to meet our obligations and repay our liabilities arising from the ordinary course of business operations when they become due. The outcome of these matters cannot be predicted with any certainty at this time. In particular, REE may not be able to timely secure additional financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could experience varying levels of dilution, depending on the circumstances, including in connection with the anti-dilution provisions under our Convertible Notes. Any debt financing or credit facilities obtained by REE in the future could involve restrictive covenants relating to its capital raising activities and other financial and operational matters, which may make it more difficult for REE to obtain additional capital, to pursue business opportunities, and which can result in harsh consequences in the event of a default, such as a potential lender taking over control of our business or our business assets. If we are unable to obtain adequate financing or financing on terms satisfactory to us and in the amounts needed when we require them, we will not be able to operate our business and will need to significantly modify or terminate our operations, restructure or sell our business and/or seek protection from creditors.

Discussions with potential customers may range from several months to several years and there is no guarantee that such efforts will be successful, or successful within the timeframe that is financially helpful to REE due to its current financial condition and going concern. Because we incur the costs and expenses from these efforts and other efforts before we receive any revenue with respect thereto, if any, our losses in future periods will continue be significant, despite our cost mitigation efforts including our reduction-in-force and negotiated resolutions of outstanding obligations with certain suppliers, among other measures. Moreover, our business developments efforts have been and may continue to be more expensive than we currently anticipate and these efforts may not result in sufficient revenue if customers do not purchase our products for several years or in sufficient volume, which would further increase our losses. Even where our efforts are successful, we cannot guarantee with any certainty that such projects will include any upfront cash revenues or that any payment amount received would be sufficient to allow us to meet our obligations and/or repay our liabilities arising from the ordinary course of business operations when they become due. If we are unsuccessful in any of the above, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify or terminate our operations, seek to sell our assets and/or business, or seek protection from our creditors.

Additionally, any inability to fund our business could cause our customers, suppliers, strategic partners, or other third parties to decrease the amount of business they do with us, demand any deferred payments earlier, or terminate their relationship with us, or we could default on our outstanding Notes. Any of the above may permit our creditors to enforce remedies against us, including by demanding immediate repayment or seeking to take control of our business, and could cause us to consider reducing, discontinuing, or selling operations or seeking protection from creditors. Any of the foregoing would materially and adversely harm REE’s business, financial condition and results of operations, and the value of our Class A Ordinary Shares, which could cause us to discontinue our operations and/or seek protection from creditors.

Moreover, the “going concern” in our financial statements may only heighten these concerns about our financial viability and may discourage existing or new customers, suppliers, strategic partners, and other third parties from maintaining or entering into business relationships with us on terms that we find acceptable or at all, including by demanding the posting of additional standby letters of credit or surety bonds before engaging in business with us. We may also have difficulty in retaining key employees and attracting employees as a result of these concerns. For a further discussion of our liquidity and the conditions that raise substantial doubt regarding our ability to continue as a going concern, see Item 5.B. “Operating and Financial Review and Prospects” of this Annual Report, and Note 1 “General” to the financial statements included as part of this Annual Report.

Servicing our Convertible Notes may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

As of December 31, 2025, the outstanding principal amount of our Convertible Notes was $8.5 million, and the aggregate outstanding balance, including accrued interest, was $10.3 million. Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our Convertible Notes or any future indebtedness we may incur depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business has not and may not in the future generate cash flow from operations sufficient to service our Convertible Notes and make necessary capital expenditures, or repay our outstanding indebtedness, including upon a repayment notice from Convertible Note holders in connection with a change of control. If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as winding down or restructuring our business, or selling assets such as through REEUK’s (defined below) administration process, restructuring our Convertible Notes or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our Convertible Notes will depend, among other factors, on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our Convertible Note obligations. In the event of the occurrence of any of the above, it would likely qualify as an event of default under our Convertible Notes, unless otherwise waived by the holders thereof, consistent with the terms of such Convertible Notes, and thereby trigger the acceleration of a payment in an amount equal to one hundred thirty percent (130%) of the outstanding principal amount plus the accrued interest thereof on the date on which the first event of default occurred, together with all costs, including, without limitation, legal fees and expenses, of collection. There can be no assurance by REE that we have sufficient capital to make such a payment in the event that it should become due. Moreover, for the sake of clarity, in the event of a sale of all or a part of REE’s assets, such as through REEUK’s administration process, or in connection with our strategic transaction process, any potential proceeds therefrom would likely be applied toward the repayment of such Convertible Notes and would likely not accrue any value to our shareholders, which would further diminish the value our Class A Ordinary Shares. In certain scenarios, our creditors may seek to enforce their rights, including through foreclosure on assets, appointment of receivers, or other remedies, which could result in a loss of control of all or part of our business.

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

We may not have the funds necessary to settle conversions of our Convertible Notes, including obligations that arise in connection with conversions, repayments, restructuring, strategic transactions, an asset sale, a merger, a change of control transaction or any other corporate event, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes.

Holders of our Convertible Notes have the right to require us to repay all or any portion of their notes upon the occurrence of a change of control transaction, as defined in the Convertible Notes, at a repurchase price equal to an amount equal to the then outstanding principal amount (together with all accrued and unpaid interest, liquidated damages and any other amounts that may become due under the Convertible Notes as at the date of such election), or to request a conversion into Class A Ordinary Shares for the full amount of the then outstanding principal amount (together with all accrued and unpaid interest, liquidated damages and/or any other amounts that may become due under the Convertible Notes as at the date of such election). In addition, upon conversion of the Convertible Notes, unless we elect to deliver solely shares to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Convertible Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repayments or conversions of these Convertible Notes. In addition, our ability to repay our Convertible Notes, or to pay cash upon conversions of such notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repay our Convertible Notes at a time when the repayment is required or to pay any cash payable on future conversions of such notes as required would constitute a default. Such failure could also lead to a default under agreements governing our existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such Convertible Notes or make cash payments upon conversions of such notes.

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

We are reviewing strategic alternatives and there can be no assurance that we will be successful in identifying and/or completing any strategic transaction, or that any such strategic transaction will result in any value for our shareholders.

On May 1, 2026, we announced that our Board of Directors has been reviewing strategic alternatives to maximize shareholder value, including but not limited a potential sale of the Company or all or a portion of its assets, a merger or other strategic business combination, a reverse merger, strategic partnership(s), licensing opportunities, or other strategic transactions. The Company’s management and Board of Directors have devoted significant time and resources to identifying and evaluating potential strategic alternatives, and the strategic review process continues alongside our current business. REE may be unable to identify strategic alternatives to maximize shareholder value, and even if we enter into a binding agreement, there is no guarantee that a transaction will be consummated, and even if executed and consummated, such strategic alternatives may not enhance shareholder value or our financial position. For example, in the event that all or a portion of our assets are sold in connection with our strategic process, a significant portion or all of the proceeds from such transaction may be required to satisfy the Company’s outstanding liabilities and obligations, including our Convertible Notes, and as a result, our shareholders may receive limited or no value from such transaction. We have incurred and expect to continue to incur, substantial expenses associated with identifying, evaluating and negotiating potential strategic alternatives. There can be no assurance that any potential transaction or other strategic alternative if consummated, will provide greater value to our shareholders than that reflected in the current price of our Class A Ordinary Shares and it may significantly dilute existing shareholders. Even if a definitive agreement is executed in connection with the strategic review process, the consummation of such a transaction would be subject to various closing conditions, including shareholder approval, which may not be obtained. If a proposed transaction is not approved by our shareholders or otherwise fails to close, our share price may decline, we may experience increased volatility in our share price and we might incur substantial costs and management distraction without realizing any benefits. Additionally, any such strategic transaction may require us to incur non-recurring or other charges, may increase our near-and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. The timing, structure, scope and outcome of the strategic review process are uncertain, and our Board of Directors may determine at any time to suspend, modify or terminate the process.

The strategic review process is also disruptive to our business operations. The attention of our management team and other employees has been, and may continue to be, diverted from day-to-day operations and the execution of our business strategy while the review process is ongoing. In addition, uncertainty regarding the outcome of the process may adversely affect our ability to retain and motivate key employees, including members of management and employees who are critical to our operations. Uncertainty surrounding the strategic review may also cause our customers, partners, suppliers and other business counterparties to delay, defer or reconsider their business relationships with us, which could negatively affect any potential revenue, operating results and growth prospects. In addition, the process may result in substantial costs, including advisory, legal and other professional fees, regardless of whether any transaction is ultimately completed.

Moreover, we do not intend to make any further announcements regarding the review of strategic alternatives unless and until our Board of Directors determines further disclosure is appropriate or necessary. Accordingly, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to our future could cause the price of our Class A Ordinary Shares to fluctuate significantly. If we are unable to complete a strategic transaction of the nature described above, we could experience a reduction in the price of our Class A Ordinary Shares and we may be unable to obtain additional financing, which could result in a slowdown of our operations, further reductions-in-force, or other restructuring or bankruptcy protection efforts.

REE is exposed to the risk of write-downs on the value of its inventory and other assets.

REE records write-downs for product inventories that have become obsolete, exceed anticipated demand, or where the cost exceeds the net realizable value. REE also reviews long-lived assets and inventory for impairment whenever events or circumstances indicate that the assets may not be recoverable. If REE determines that an impairment has occurred, it records a write-down equal to the amount by which the carrying value of the asset exceeds its fair value. In 2025, REE affected a one-time inventory write-off of $15.9 million and may incur additional write-downs, write-offs, impairments and other charges in the future, which may be material and may materially adversely affect REE’s results of operations.

REE may not be able to accurately estimate demand for its products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If REE fails to accurately predict the demand for its products, it could incur additional costs, experience delays, or result in our inability to implement our current business plan and the need to discontinue our operations, restructure our business, and/or seek protection from creditors.

It is difficult to predict REE’s future revenues and appropriately budget for its expenses, and REE may have limited insight into trends that may emerge and affect its business. REE is required to provide forecasts of its demand to its suppliers several months or years prior to the scheduled delivery of products to its customers. Currently, there is no historical basis for making judgments on the demand for REE’s products or its ability to develop, produce, and deliver products, or REE’s profitability in the future. If REE overestimates its requirements, its suppliers may have excess inventory, which indirectly would increase REE’s costs. If REE underestimates its requirements, its suppliers may have inadequate inventory, which could interrupt the sale of its products and result in delays in shipments and revenues. In addition, lead times for materials and components that REE’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If REE fails to order sufficient quantities of product components in a timely manner, the delivery of products to its potential customer base could be delayed, which would harm REE’s business, financial condition and operating results.

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

In the ordinary course of business, REE may become subject to claims resulting from employment disputes, property, casualty, products liability, accidents, acts of God, cyber liability, and other claims similar to other companies with our risk profile that are normal and customary in the market and in our industry. In connection therewith, REE uses commercially reasonable efforts to protect itself and its activities against such losses and risks and in such amounts as are prudent and customary in the businesses in which it and its subsidiaries are engaged. In connection therewith, REE has obtained insurance policies covering commercial general liability, workers’ compensation and directors’ and officers’ insurance policies. Such insurance policies are subject to various deductibles, policy limits, and exclusions that may impact our ability to have coverage for a specific risk. Additionally, if and when REE resumes production, it would plan to maintain an appropriate level of insurance coverage that is proportionate to the number of vehicles sold. Despite such efforts, REE may not successfully strike the appropriate balance of sufficient insurance coverage to address the specific risk and/or loss, and in some cases, REE may not be insured against certain types of claims. Additionally, the policies that REE does have may include significant deductibles, and REE cannot be certain that its insurance coverage will be sufficient to cover all future claims against REE. A loss that is not covered by insurance and/or exceeds policy limits may require REE to pay substantial amounts, which could adversely affect REE’s financial condition and operating results. Further, insurance coverage may not continue to be available to us, or, if available, may be at a significantly higher cost, based on insurance market conditions, our specific industry, and/or a change in our risk profile.

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

REE faces risks and challenges as a company with a limited operating history. REE has a limited operating history in the automotive technology industry on which investors can base an evaluation of its business, operating results and prospects. Since REE is in the process of commercializing its SDV technological products, it is difficult to predict REE’s future revenues, if any, and expenses, and REE has limited insight into trends that may emerge and affect its business. There is no assurance that customers and potential customers will purchase REE’s products in volumes sufficient to achieve profitability. Market conditions, many of which are beyond REE’s control and subject to change could impact demand for REE’s products and ultimately REE’s success. These include general economic conditions, the availability and terms of financing, civil discourse throughout the globe, effects and impact of climate change and global warming, regulatory requirements and incentives, competition and the pace and extent of vehicle electrification. Therefore, there can be no assurance at this time that REE will be able to implement its current business plan, generate revenues, operate profitably or will have adequate working capital to meet its obligations (i) as they become due, (ii) upon the occurrence of an acceleration of our obligations to repay indebtedness even if we make all principal and interest payments when due if we breach certain covenants or warranties, or (iii) upon the early termination of any agreement with a supplier or strategic partner. Any of the following would have an adverse impact on our business, financial condition, and ability to continue as a business.

REE’s business model, strategy, and primary business may be subject to change from time-to-time due to, among other reasons, circumstances relating to our products, production, customers, financial condition, the automotive industry, technology industry, macroeconomic and geopolitical conditions, and/or the market, among other reasons.

REE’s business model, strategy, and/or primary business may be subject to change from time-to-time due to, among other reasons, circumstances relating to our products, production, customers, financial condition, the automotive industry, technology industry, macroeconomic and geopolitical conditions, and/or the market, among other reasons. In the event of such change, we may enter into a business that we have limited or no experience in, and our customers, suppliers, strategic partners, and/or other third parties may decrease the amount of business they do with us and/or terminate their relationship with us, which, in turn, may cause us to consider reducing, discontinuing, or selling operations or seeking protection from creditors. In the event of such terminations, we may have to pay significant termination fees in connection with the termination of our agreements. Additionally, such a change in business would likely qualify as an event of default under our Convertible Notes and Warrants, unless otherwise waived by the holders consistent with the terms therein, and thereby trigger, with respect to the Convertible Notes, the acceleration of a payment in an amount equal to one hundred thirty percent (130%) of the outstanding principal amount plus the accrued interest thereof on the date on which the first event of default occurred, together with all costs, including, without limitation, legal fees and expenses, of collection.

Such change, among others, can also result in the sale of a significant amount of our Class A Ordinary Shares by our investors, which would significantly increase the volatility of our Class A Ordinary Shares. Such sales may, among other consequences, significantly decrease our ordinary share price, which may make it more difficult to comply with the Minimum Bid Price Requirement (as defined below), which could lead to the delisting of our Class A Ordinary Shares from Nasdaq, harming the liquidity of our shares and the ability for share capital appreciation. Any of the foregoing would materially and adversely harm REE’s business, financial condition and results of operations, and would likely prevent us from implementing any business plan, leading us to discontinue our operations, restructure our business, and/or seek protection from creditors. In addition, in the event of any change in our current business plan or primary business, it would impact our business projections and/or assumptions as further described in our risk factor titled “Projections of REE’s operational or financial performance relies in large part on inherently uncertain assumptions that may not materialize, which could cause actual results to differ significantly”, including our expected gross profits from our anticipated newer activities compared to our prior activities, and we may not at all be successful in such new activities. If any of this were to occur, it would damage our reputation, and negatively affect our operating results and likely result in the failure of our business.

Projections of REE’s operational or financial performance relies in large part on inherently uncertain assumptions that may not materialize, which could cause actual results to differ significantly.

Any forecasts provided by REE represent management’s estimate of future performance at the time they are made. These forecasts are based on numerous assumptions and subject to a variety of risks and uncertainties, including assumptions about projected operating expense, the level of demand for REE’s products, the performance of REE’s products, the projected bill of materials for REE’s products and the bill of materials breakeven, EBITDA positive assumptions, the projected gross margin achievable upon sale of REE’s products, the development and commercialization of REE’s products, potential market and sector opportunities, the selection and purchase of REE’s products by customers and by segment, and growth in the various markets that REE is targeting and, if and when REE resumes production, the production capacity of any integration center. These assumptions represent REE’s best estimates but may prove inaccurate and there can be no assurance that the actual results will be in line with REE’s expectations. In addition, whether actual operating and financial results and business development will be consistent with REE’s expectations and assumptions as reflected in forecasts depends on a number of factors, many of which are beyond REE’s control, including, but not limited to:
•the extent to which projections of operating expenses will reflect the actual operating expenses and sale of REE products in the future;
•the extent to which REE can actualize the value proposition of REE products including, but not limited to, cost efficiencies related to its business model with limited capital expenditure requirements and projected total cost of ownership, and, if and when REE resumes production, the availability of mission-specific vehicles that maximize cabin and storage space on a smaller overall footprint;
•the extent to which growth of e-mobility markets and continued shift in consumer preference will conform with projections;
•if and when REE resumes producing its vehicles, the extent to which REE’s projected bill of materials conform with the actual bill of materials upon start of production, deviation from which could negatively impact the projected total cost of ownership or projected gross margin;
•supply chain disruptions and shortages of raw materials, parts, components and systems, including relating to our SoC;
•if and when REE returns to producing its vehicles, the projected total cost of ownership is based upon a number of projected factors based on management expectations, the deviation from which could negatively impact the actual total cost of ownership offered to potential customers;
•partnerships with upfitters to build finished SDVs, if and when REE resumes producing its vehicles; and
•whether REE can obtain sufficient capital to sustain and grow its business.
In addition to these risks, other unknown or unpredictable factors could also adversely affect REE’s financial or operating performance. In the event that actual results materially differ from REE’s projected financial information or if REE adjusts its projections in future periods, REE’s share price could be materially adversely affected.

REE may not succeed in controlling the costs associated with its operations and we may therefore not be able to implement our current business plan and may need to discontinue our operations, restructure our business, and/or seek protection from creditors.

REE has incurred, and expects to continue to incur losses that have and will impact its profitability, including research and development expenses, sales and distribution expenses as REE builds its brand and markets its products, and general and administrative expenses, including costs related to employees, internal systems, and operating as a public company. It also continues to invest significant resources to retain key employees and to develop our intellectual property portfolio and brand. Additionally, if and when we resume production, the production of vehicles will require significant capital to develop and grow that product and to produce and scale the production of vehicles, including maintaining a supply chain, developing and assembling REE products, ramping up the production and assembly of REE products, and building future integration centers. REE’s ability to become profitable in the future will not only depend on its ability to successfully sell its products, but also to control its costs. If REE is unable to accomplish any of the following then we may not be able to achieve profitable operations: efficiently design, source parts, assemble, sell and distribute its products, or successfully engineer the conversion of traditional vehicles to SDVs based upon REE’s technology.

Moreover, because various items in our supply chain are, and may continue to be, subject to tariffs, we have experienced significant increases in our vehicle production. As a result, we delayed our vehicle production and expect such tariffs (including the surrounding uncertainty therefrom) to continue to significantly impact our business, operations, and vehicle production goals. If and when we return to the production of our vehicles and are unable to pass the costs of such tariffs on to our customer/end-user base or otherwise mitigate such costs, or if demand for our vehicles decreases due to the higher cost, our results of operations and overall financial performance could be materially adversely affected. Moreover, on September 15, 2024, we entered into a Supply Chain Management Services Agreement with Samvardhana Motherson International Limited, or Motherson, which among other items, includes services to optimize our supply chain for cost efficiencies, supplier development and management, part development cost management, contract and purchase order management, and supply chain management. If and when we resume production, the inability to optimize and manage our supply chain may result in operational inefficiencies and higher costs (including with respect to sourcing parts) across our supply chain, which could impact our ability to achieve profitability. Additionally, if and when we resume production, we may need to manage and communicate with our suppliers ourselves, which would likely add time, cost, and create resource constraints, including the reallocation of our employees from other efforts within our business, and which could strain our resources and/or create significant interruptions and inefficiencies within our supply chain. Such circumstances would likely have a material adverse effect on our operations and business. In addition, our financial condition, including our going concern, and any restructuring or strategic transaction process may further impact our ability to maintain these supplier and partner relationships, which could exacerbate such disruptions.

If the market for SDVs does not develop as REE expects or develops slower than REE expects, its business prospects, financial condition, and operating results may be adversely affected.

REE’s growth depends upon (i) the adoption of SDVs by OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, mobility as a service, or MaaS, providers and autonomous drive companies, (ii) its ability to sell products that meet their needs and, (iii) if and when REE resumes production, on REE’s ability to produce and assemble its vehicles. The entry of SDV products into the market is a relatively new development and is characterized by rapidly changing technologies and evolving government regulation, industry standards and customer views of the merits of using SDVs in their businesses. As part of REE’s sales efforts, REE must demonstrate, if and when applicable, to OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies the savings during the life of the vehicle and the lower total cost of ownership, or TCO, of vehicles built on the REE’s technology.

With respect to its vehicles, if and when REE resumes production, REE believes that OEMs, delivery and logistic fleets, dealers, e-commerce retailers, new mobility players, MaaS providers and autonomous drive companies consider many factors when deciding whether to purchase REE’s products (or EVs generally) over vehicles powered by internal combustion engines, particularly diesel-fueled or natural gas-fueled vehicles. REE believes these factors include:

•the difference in the initial purchase prices of EVs with comparable vehicles powered by internal combustion engines, both including, as applicable, and excluding the effect of government and other subsidies and incentives designed to promote the purchase of EVs;
•the TCO of the vehicle over its expected life, which includes the initial purchase price and ongoing operating and maintenance costs;
•the availability and terms of financing options for purchases of vehicles and, for EVs, financing options for battery or fuel cell systems;
•the availability of tax and other governmental incentives, where applicable, to purchase and operate EVs and future regulations requiring increased use of nonpolluting vehicles;
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

Further, REE cannot assure that the current governmental incentives and subsidies available for purchasers of EVs will remain available. More specifically, executive orders by the Trump Administration indicate reversals from the Biden Administration’s policy directives as it relates to clean energy and EVs. This policy shift may reduce governmental incentives and subsidies for EVs, which may impact customer demand and our future growth prospects. Moreover, the actions by the Trump Administration have and may continue to face legal challenges that could delay or alter their implementation, and create uncertainty. Any new policies that are in contrast to the policies of the Biden Administration introduce uncertainty into the current regulatory environment, which may affect our business, prospects, financial condition, results of operations, and cash flows.

Adverse conditions in the automotive industry could have adverse effects on REE’s results of operations.

REE’s business is directly affected by and significantly dependent on business cycles and other factors affecting the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, tariffs and trade wars, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales may be affected by REE’s current and potential customers’, suppliers’, dealers’ and strategic partners’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. Specific to the electric vehicle segment in the automotive industry, challenges may arise due to a variety of factors, including an increase in the costs of certain components or parts of electric vehicles, caused by supply chain disruptions and shortages of raw materials, U.S. tariffs (including but not limited to with respect to China-sourced lithium-ion batteries), market participants over-promising and under-delivering on their production capabilities and the slow deployment and resulting availability of charging networks for electric vehicles. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by REE’s current and potential customers, suppliers, dealers and strategic partners and could have a material adverse effect on REE’s business, results of operations and financial condition. Additionally, REE’s expenses, including its cost of production, have risen, and may continue to rise, in response to tariffs, which have, and may continue to have, an adverse effect on REE’s business, results of operations and financial condition.

REE’s future sales and operations in international markets may expose it to operational, financial and regulatory risks, including but not limited to unfavorable regulatory, political, tax and labor conditions which could negatively impact the business.

REE faces risks associated with its international operations, including potentially unfavorable regulatory, political, tax and labor conditions, which could adversely affect its business, financial condition, and operating results. REE currently operates or has subsidiaries in Israel, the U.S., the UK, Germany, and Japan has been marketing and/or taking reservations for its products in the U.S., Canada, in certain EU countries, Japan, and India. These operations, subsidiaries, and/or sales are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions, as applicable. Additionally, if REE receives additional funding, it may expand its sales activity internationally to markets outside of North America. However, any such expansion may require REE to make significant expenditures, which may include the hiring of local employees and establishing facilities, in advance of generating any revenue. REE is also subject to a number of risks associated with international business activities that may increase its costs, impact its ability to sell its products and require significant management attention. These risks include:

•conforming REE’s products to various international regulatory, safety, emissions, certification and homologation requirements where its products are marketed or sold;

•challenges related to the development, construction and operation of integration centers, along with the ability to produce REE products therein;
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
•exposure to fluctuations in foreign currency exchange rates, including the NIS/U.S. dollar rate, which in the past year has had a meaningful impact on our non-U.S. dollar denominated expenses due to the devaluation of the U.S. dollar against other currencies, and interest rates, including risks related to any interest rate swap or other hedging activities REE may undertake;
•disruptions in global or regional supply chains and international shipping;

•exposure to tariffs, trade restrictions, duties, or other governmental measures, including those that may be imposed by Israel or other foreign governments, or in response to changing trade policies, such as U.S. tariffs on specified countries;
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

Global conditions, dislocations in the financial markets, or inflation could adversely impact our business. In addition, the global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, rising inflation, instability in the global credit markets, banks and financial institutions entering receivership or becoming insolvent, supply chain weaknesses, instability in the geopolitical environment and increasing tensions, including between China and Taiwan and between the U.S. and Iran, and other political tensions, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business. For example, the trade policies of the Trump Administration differ from those of the Biden Administration and have led, and likely will continue to lead, to the renegotiation and/or termination of certain existing bilateral or multi-lateral trade agreements. In addition, tariffs have been, and will likely continue to be, imposed by the Trump Administration, and additional trade restrictions could be implemented on a broad range of products, geographic regions, or raw materials. For example, in 2025, a significant increase in tariffs on exports to the United States, including tariffs specifically related to the automotive industry, were announced together with other changes to U.S. trade policy, and other nations announced retaliatory tariffs and trade policy changes in response to them. We cannot predict the timing, duration, scope or extent of any future changes to such tariffs and trade policies, or of other tariffs or trade-related actions.
Such tariffs and trade actions have increased the cost of our products and may cause stagnation in demand for them in the future. Tariffs and trade wars, or the threat thereof, between the U.S. and countries such as China, Canada, Mexico, the UK, the EU and other countries has disrupted global supply chains, raised our supply costs, and has adversely affected our ability to execute key elements of our strategy. This can also impede the transition to electric vehicles and/or delay the implementation of economic competitiveness policies. More specifically, we purchase various battery types for our products from certain suppliers based in China, which is more subject to risks associated with international trade conflicts between the U.S. and China, particularly with respect to tariffs and export and import controls and laws.

Because various items in our supply chain are, and may continue to be, subject to tariffs, we had experienced significant cost increases with respect to our vehicle production, which we believe were unexpected, unforeseeable, and unpreventable. As a result, we delayed our vehicle production and expect such tariffs (including the surrounding uncertainty therefrom) to continue to significantly impact our business, operations, and vehicle production goals. If and when we return to the production of our vehicles, and are unable to pass the costs of such tariffs on to our customer/end-user base or otherwise mitigate such costs, or if demand for our vehicles decreases due to the higher cost, our results of operations and overall financial performance could be materially adversely affected.

Moreover, although REE does not operate in Russia and Ukraine, and there are no plans to launch in either market in the near future,the ongoing conflict between Russia and Ukraine creates geopolitical uncertainty, increased sanctions, and other potential impacts on the global economic environment and may impact customer behavior and disrupt the production of, delivery and overall supply chain or our ability to commercialize REE’s products, which could make it difficult for REE to forecast its financial results. The uncertainty surrounding these conditions and the current, and potentially expanded, scope of international sanctions against Russia may cause unanticipated changes in customers behavior and may impact operations of our suppliers. Sanctions have also created supply constraints and driven inflation that has impacted, and may continue to impact, REE’s operations and could create or exacerbate risks facing REE’s business.

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

If and when we resume production, we may have difficulty successfully resuming our production.

During May 2025, due to what we believe to be unforeseen and unpreventable circumstances surrounding U.S. tariffs and trade policy, among other factors, we paused the production of our vehicle products. If and when we resume production, our ability to do so would depend on our financial condition, access to capital, and the outcome of any strategic or restructuring actions, and we may experience difficulty and/or delays in sourcing suppliers and a contract manufacturer in order to produce our P7 lineup, including, where applicable, finding replacement suppliers, maintaining customer interest in our products, and reestablishing relationships with suppliers and partners. The production pause has had and, may continue to have (if we are unable to successfully resume such production under those circumstances), an adverse impact on our business, financial condition, and ability to continue as a business.

Risks Related to REE’s Strategy

REE’s business model has not been proven and any failure to obtain significant orders for its products would adversely affect our operating results, business, or reputation, resulting in substantial liabilities that may exceed its resources.

REE’s business model is unique because REE can market and sell our products individually, such as our P7 lineup, or as a full or partial “Powered by REE™” or other technology solution. This approach depends in large part on REE’s ability to demonstrate that its products, including its X-By-Wire technology, is road-tested and road-ready and that it is certified for public roads under applicable regulatory standards to OEMs and to maintain existing agreements or enter into definitive agreements that formalize its relationship with customers, suppliers, Authorized Dealers and strategic partners, as well as retaining and growing customer orders following trials of initial test fleets, if and when such deliveries are made. Investors should be aware of the difficulties normally encountered by a new player in the SDV and EV industry, many of which are beyond REE’s control, including substantial risks and expenses in the course of establishing or entering new markets, organizing operations and undertaking marketing activities. The likelihood of REE’s success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which REE operates. In addition, if and when REE resumes production in the future, any plan to outsource production to suppliers and strategic partners and to utilize integration centers for the assembly of REE products may be a novel business strategy and REE cannot guarantee that the strategy will be successful or profitable, or that it will successfully control its costs through this structure. REE may be unable to generate sufficient revenues, raise additional capital or operate profitably or meet projected gross margins, EBITDA and cash flows. REE will continue to encounter risks and difficulties frequently experienced by companies in the early stages of commercialization, including, as applicable, scaling up REE’s infrastructure, commercialization and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, REE expects to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Any investment in REE is therefore highly speculative and could result in the loss of an investor’s entire investment.

Our reservations include orders that were previously considered binding and non-binding reservations, and due to the duration of our production pause, we cannot guarantee that such orders or reservations remain enforceable, valid, or reflective of current customer intent, and such non-binding reservations may not result in definitive purchase orders and/or agreements and the majority of our reservation value is dependent upon our counterparty to the Definitive Agreement (as defined below).

Our reservations include both binding and non-binding reservations. For example, on March 18, 2025, we announced our entry into a memorandum of understanding with a global technology company developing and marketing new mobility solutions for passenger and freight transport, or the March MOU. On August 15, 2025, we entered into a definitive agreement with such counterparty, or the Definitive Agreement, which was binding upon execution but subject to certain conditions precedent to commencement of commercial activities, which could potentially generate $770 million in revenue over the next five years. In addition to the potential revenues associated with the Definitive Agreement, we currently have an additional $137 million in reservations, which includes reservations for production that extends beyond 2025. Thus, as of the date of this Annual Report, we have approximately 30 counterparties in various industries representing approximately 6,200 reservations valued at approximately $908 million, out of which $770 million is attributable to the Definitive Agreement. There can be no guarantee that any such reservations or agreements, including the Definitive Agreement, will result in realized revenues, binding purchase orders, or long-term commitments, and the failure to do so would have a material adverse effect on REE’s business, prospects, financial results and results of operations. Although the Definitive Agreement is binding, its commencement remains subject to certain conditions precedent, and there can be no assurance that such conditions will be satisfied, that commercial activities will commence, or that the Definitive Agreement will result in expected orders or revenues. If the Definitive Agreement does not commence, is terminated, or does not result in expected orders or revenues, it would significantly reduce our reservation value. In addition, any event of bankruptcy, insolvency, or general downturn in the business of the counterparty to the Definitive Agreement or in its respective industry more generally may significantly reduce our reservation value and expected revenues which would have an adverse impact on our business, results of operations, reputation, and long term prospects with respect to the viability of our business.

In addition, given the duration of our production pause and our current inability to fulfill orders, we cannot guarantee that any reservations or orders, whether previously considered binding or non-binding, remain enforceable, valid, or reflective of current customer intent, and such reservations may be cancelled, modified or not honored. Accordingly, our reported reservation value may not be indicative of actual future revenues and should not be relied upon as a measure of demand for our products.

In addition, while we intend to sell our SDV products to counterparties, including OEMs, such relationships do not necessarily produce long-terms contracts with definitive agreement for purchases. Instead, executed written agreements with these counterparties typically provide that we will provide our SDV products to such counterparties pursuant to standard purchase orders under our general terms and conditions, pursuant to which they are generally not obligated to purchase our solutions in any certain quantity or at any certain price. For the foreseeable future, our business, results of operations, and financial condition is and may continue to be significantly dependent on a limited number of counterparties, including the counterparty to the Definitive Agreement, and any reduction, delay or failure in expected orders from such counterparties would materially adversely affect us..

In the future, our counterparties and potential customers may decide not to purchase our products, may purchase fewer of our SDV products than previously anticipated, or may alter their purchasing patterns, and OEMs may discontinue incorporation of our products in their vehicle models, including as a result of a transition to in-house solutions or solutions provided by our competitors, or their individual or aggregate production levels may decline due to a number of factors, including supply chain challenges and macroeconomic conditions. Further, the amount of revenue attributable to any single counterparty, or our counterparty concentration generally, may fluctuate in any given period. The loss of one or more counterparties, a reduction in sales to any counterparty, the discontinued or decreased incorporation of our products by any OEM, or our inability to attract new counterparties, including OEMs, would significantly negatively impact our revenue and adversely affect our business, results of operations, and financial condition and may result in our company seeking protection from creditors as part of a bankruptcy proceeding.

Our prior binding and non-binding commercial vehicle reservations may no longer be binding or represent continued interest in our vehicles.
On May 15, 2025, we announced a pause of our commercial vehicle production. Due to such pause, we cannot guarantee that our $137 million in binding and non-binding commercial vehicle reservations continue to be binding or that any of our prior customers will confirm their reservations, if and when we resume production.

The commencement of our Definitive Agreement is subject to certain conditions by the leading technology company that are beyond our control, and which may never occur, the nonoccurrence of which would have a significant adverse effect on our results of operations, financial condition, business, and the price of our Class A Ordinary Shares.

On August 15, 2025, we converted the March MOU into the Definitive Agreement, which became binding and effective upon its execution. However, while the Definitive Agreement became effective upon execution, its commencement date will occur only upon the satisfaction of certain conditions precedent. To-date, REE has completed all actions required to trigger the commencement date, and the remaining conditions precedent in order to trigger the commencement date must be satisfied solely by the counterparty and are outside of REE’s control. Each party also has a contractual right to withdraw from the Definitive Agreement, which neither party has triggered to-date, but if either party did utilize such right, it would likely prevent the realization of expected revenues under the agreement. Following the occurrence of the Definitive Agreement’s commencement date, and subject to the implementation of the Definitive Agreement, we expect to generate up to approximately $107 million over an expected two-year development period, with payments structured on a phased, milestone-based basis, including an initial payment upon the commencement date and additional payments tied to development progress. The Definitive Agreement also contemplates a potential subsequent production phase, which would be subject to the successful completion of the development phase and the negotiation and execution of a separate serial supply and after-market agreement. The failure to commence the Definitive Agreement for any reason, the withdrawal therefrom, and/or the failure to receive the initial payment each respectively have, or would have, a significant adverse impact on the Company’s results of operations, financial condition, business, and price of REE’s Class A Ordinary Shares.

Certain of our future revenues depend on BorgWarner’s purchase of automotive components from our suppliers, which may never occur or which may result in a lower quantity purchased from our supplier than expected, which could adversely affect the amount of royalty payments that we receive.

Under the BorgWarner MOU, we are entitled to certain royalty payments upon BorgWarner’s purchase of specific automotive components from our suppliers. We cannot guarantee that BorgWarner will purchase any automotive components from any of our suppliers, or that it will purchase components from such suppliers of a sufficient quantity for
REE to generate meaningful royalty revenues from the use of our suppliers. Likewise, we cannot control or guarantee BorgWarner’s sales performance, including without limitation, its expectations as to the market demand for such components or BorgWarner’s continued desire to use our suppliers’ components for future sales. Similarly, each of the components are produced by third party suppliers that are not under REE’s control. We therefore cannot guarantee that such supplier’s quality will continue to meet BorgWarner’s quality standards, which could effect whether BorgWarner will seek to purchase components from such supplier(s). We likewise cannot guarantee that such suppliers will timely delivery components to BorgWarner in order to support the latter’s sales activities. Any failure by BorgWarner to effectively market and/or sell such component(s), or any failure by our suppliers to deliver the components to BorgWarner when requested, would lower the amount of any potential royalty revenue that REE could derive from BorgWarner, which would adversely affect our business, results of operations and financial condition. Also, to the extent that the terms and conditions change following any conversion of our BorgWarner MOU into a definitive agreement, our business, results of operations and financial condition could be materially affected.

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

Furthermore, our products are technologically complex, incorporate many technological complexities, and are typically subject to an initial proof-of-concept followed by significant testing, and OEMs generally must make significant commitments of resources to test and validate our products before including them in any particular vehicle model. The integration cycles of our products with an OEM can take several years after a design win, depending on the OEM and how efficiently we can integrate our SDV products into their systems and vehicles. These integration cycles therefore may result in our investment of resources prior to realizing any revenue from a vehicle model, except with respect to NRE fees generated in connection therewith. An OEM may choose to cancel production of the vehicle model for which we achieved the design win or cancel or postpone the vehicle model. Our SDV products, in particular, control an entire vehicle’s functions including engine, transmission, safety, steering, navigation, acceleration, and braking and therefore must be integrated effectively with the vehicle developed by the OEM and we may be unable to achieve the requisite level of interoperability in a vehicle model for our SDV products to be implemented even after a design win.

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

The success of our SDV products will depend on our customers and strategic partners, effectively deploying and operating our products in the future, and their failure to do so may result from factors outside our control. As part of our go-to-market strategy, we expect to market our SDV products to OEMs and technology companies, among others. Even if we are successful in entering into definitive agreements with such customers, such third parties may terminate our partnerships with them, including as a result of a change in its internal development strategy. Any failures by third parties to effectively deploy and operate our SDV products, or the termination of our relationships with any such third parties, would adversely affect our business, results of operations, and financial condition.

If and when REE resumes production, REE’s ability to induce follow-on sales following the initial sale of vehicles to our customers depends, in part, on its ability to prove that REE’s products are to the full satisfaction of such customers and to establish and maintain confidence in REE’s business prospects among such customers and others within its industry.

REE previously received initial orders for both the P7-C and P7-S. If and when REE resumes production, such orders may present an opportunity for potentially receiving additional follow-on orders in the future that could be more meaningful and impactful from a financial perspective. Customers, suppliers, dealers and strategic partners may be less likely to purchase REE’s products if it does not timely deliver products in accordance with the technical specifications or if the customers do not believe that REE’s business will succeed or that its operations, including providing such partners with maintenance and service through qualified supplier support operations, which has yet to be established, for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with REE if they are not convinced that its business will succeed. Accordingly, to build, maintain and grow its business, REE must establish and maintain confidence among customers, dealers, suppliers, analysts and other parties with respect to its ability to execute, its liquidity (including under the current going concern) and business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including REE’s limited operating history, its financial condition under the current going concern, others’ unfamiliarity with its products, uncertainty regarding the future of electric vehicles (including bankruptcies or restructurings by Nikola Corp., Arrival S.à r.l, Fisker Inc., and Lion Electric Inc., which make the EV market in general, and REE in particular, appear more speculative and less of a solidified alternative to ICE vehicles) any delays in scaling production, delivery and service operations to meet demand, competition and REE’s production and sales performance compared with market expectations. Many of these factors are largely outside of REE’s control, and negative perceptions about REE’s business prospects, would likely harm its ability to receive follow-on orders. In addition, a significant number of new electric vehicle companies have recently entered the automotive industry, which is an industry that has historically had significant barriers to entry and a high rate of failure. If these new entrants or other manufacturers of electric vehicles go out of business, such as those described above, produce vehicles that do not perform as expected or otherwise fail to meet expectations, such failures may have the effect of increasing scrutiny of others in the industry, including REE, and further challenging customer, dealer, supplier and analyst confidence in REE’s business prospects.

REE may not succeed in establishing, maintaining and strengthening the “Powered by REETM” brand and/or its SDV technology products, which could materially and adversely affect customer acceptance of its SDV products, thus negatively impacting its business, prospects and projected revenue.

REE market its products, including its X-by-Wire technology and zonal SDV architecture, as both individual products and as a partial or full vehicle solution. The “Powered by REETM” approach reflects REE’s mission to become the cornerstone upon which mobility players can build their mission-specific vehicle needs with the goal of completing rather than competing with other market participants. REE’s business and prospects are heavily dependent on its ability to develop, maintain and strengthen the “Powered by REETM” brand and SDV technology products and the REE brand generally. If

REE does not continue to establish, maintain and strengthen its brand and/or its SDV technology products, it may lose the opportunity to build a critical mass of customers. Promoting and positioning its brand and its technology products will likely depend significantly on REE’s ability to provide high quality products and engage with its potential customers as intended, and REE has limited experience in these areas. In addition, REE’s ability to develop, maintain and strengthen the “Powered by REETM” brand and technology products and the REE brand generally will depend heavily on the success of its customer development and branding efforts. REE’s novel technology and design may not align with existing or potential consumer preferences and consumers may be reluctant to acquire a vehicle built upon a new and unproven SDV platform and/or EV platform. In addition, REE could be subject to adverse publicity related to REE’s potential customers who build vehicles on REE’s Powered by REE and/or REE’s SDV technology whether or not such publicity relates to such potential customers’ “Powered by REETM” vehicles. Any negative publicity, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in the “Powered by REETM” brand and/or REE’s technology product and the REE brand generally. If REE does not develop and maintain a strong brand and/or technology products, its business, prospects, financial condition and operating results will be materially and adversely impacted.

REE is subject to risks associated with strategic partners.

REE’s existing agreements and MOUs and REE’s ability to engage with definitive agreements with current and potential suppliers, dealer or strategic partners are and will be subject to a number of risks with respect to operations that are outside REE’s control, any of which may materially and adversely affect REE’s business and prospects. REE could experience delays to the extent its current and potential suppliers, dealers or strategic partners do not continue doing business with REE (including as a result of our production pause or going concern), meet agreed upon timelines, achieve operational efficiencies, experience capacity constraints or otherwise are unable to deliver components or produce products as expected. For example, REE and Motherson entered into a Supply Chain Management Services Agreement where Motherson agreed to provide services relating to development, management, and optimization of our supply chain, along with supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration. If and when we resume production, the inability to optimize and manage our supply chain may result in operational inefficiencies and higher costs (including with respect to sourcing parts) across our supply chain, which could impact our operations, business, and financial condition. Additionally, we may need to manage and communicate with our suppliers ourselves, which would likely add time, cost, and create resource constraints, including the reallocation of our employees from other efforts within our business, and which could strain our resources and/or create significant interruptions and inefficiencies within our supply chain. Such circumstances would likely have a material adverse affect on our operations and business.

In addition, our financial condition and any restructuring or strategic transaction process may adversely effect our relationships with current and potential counterparties and/or customers, suppliers and strategic partners. Such parties may delay, limit or terminate engagements with us, demand additional protections, or refrain from entering into new agreements due to concerns regarding our financial stability.

There is also risk of disputes with current and potential suppliers, dealers and strategic partners, and REE could be affected by adverse publicity related to its current and potential suppliers, dealers or strategic partners whether or not such publicity is related to their collaboration with REE. REE’s ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of REE’s suppliers, dealers or strategic partner’s products or other products produced by the same suppliers or strategic partners. In addition, although REE intends to be involved in material decisions in the supply chain and manufacturing process, given that REE also will rely on its current and potential suppliers, dealers and strategic partners to meet its quality standards, there can be no assurance that REE will be able to maintain high quality standards for its products. Furthermore, REE will also be exposed to risk associated with sharing its proprietary information with any such third party.

If and when REE resumes production, REE will operate in a market that is both highly competitive against a large number of both established competitors and new market entrants, and, with respect to EV in particular, one that is viewed more cautiously overall by the target customer-base.

Both the automobile industry generally, and the EV segment in particular, are highly competitive, and REE competes for sales with both internal combustion engine, or ICE, vehicles and EVs. Many of REE’s current and potential competitors have significantly greater financial, technical, production, marketing and other resources than REE does and may be able to devote greater resources to the design, development, production, distribution, promotion, sale and support of their products. On the one hand, REE has observed and continues to expect competition for EVs to continue due to present demand continuing globalization, and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service, and financing terms. On the other hand, there have been several EV competitors that have declared bankruptcy or have engaged in restructuring, such as Nikola Corp., Arrival S.à r.l, Fisker Inc., and Lion Electric Inc., which makes the EV market in general, and REE in particular, appear more speculative and less of a solidified alternative to ICE vehicles. As a result, potential customers have been and may continue to be more cautious when considering the purchase of REE’s products, including with respect to transitioning their fleets from ICE to our software-defined vehicles.

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

There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Consumers can and do use social media platforms to post information that is critical about businesses and products. Even isolated incidents involving us or our products could erode the trust and confidence of consumers and damage our brand image and reputation and could lead to the loss of goodwill with consumers and strategic partners, especially if such incidents result in adverse publicity, governmental investigations, product recalls, or litigation. Information posted about us may be adverse to our interests and may harm our business, financial condition and results of operations, even if it is inaccurate. Further, disclosure of our non-

public information by our employees or others, whether intentional or unintentional, through social media could lead to unfavorable publicity, regulatory inquiries, or loss of informational value.

Risks Related to Development and Production of REE’s Products

REE’s products are in various stages of development and there are risks associated with developing such products into marketable products.

REE’s products are in various stages development. In order to reach commercialization, REE’s products must undergo further design, validation, verification testing, and/or product homologation. There is no guarantee that REE will be successful in commercializing any of its products into marketable products. There can be no guarantee that the testing of REE’s products will proceed according to schedule or that REE products will withstand rigorous additional testing, if and when applicable. The development of REE’s products is and may be subject to risks including, but not limited to, risks associated with:

•REE’s ability to complete the final product design process on time, if at all;
•the ability for REE’s products to withstand rigorous testing and validation, including as set by external assessors over time, if and when applicable;
•the ability of REE’s products to meet existing or future automotive industry standards; and
•the ability of X-by-Wire Control technology to achieve widespread market acceptance.
REE is subject to risks associated with the anticipated timing of REE’s initial commercial production and subsequent increased commercial production.

In May 2025, REE announced a pause in the production of its vehicles. This created instability in our supply chain, including delays to and from suppliers, contract terminations and/or threats thereof, and with respect to one supplier, a prolonged arbitration in connection thereto, which was ultimately settled, while creating a backlog of parts, components, and already assembled demonstration vehicles that needed to be stored at our cost for an unknown period of time. It may likewise cause our counterparties, strategic partners, or other third parties to decrease the amount of business they do with us or terminate their relationship with us including from Authorized Dealers that have already placed initial orders for our P7 products. Such pause may have caused and may further potential customers, including OEMs, to reconsider entering into agreements with us, including where they believe that we may no longer be a reliable partner or financial sound partner. Any of the foregoing could materially and adversely harm REE’s business, financial condition and results of operations, including by adversely affecting our ability to implement our current business plan, which could cause us to discontinue our operations, restructure, and/or seek protection from creditors.

If and when REE resumes production, it does not know whether its suppliers or strategic partners will be able to develop efficient, automated, low-cost production capabilities and processes and reliable sources of component supply, that will enable REE to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully deliver REE’s products on an anticipated timeframe, or at all. Even if REE and its suppliers and strategic partners are successful in developing the initial production processes, developing future high volume production capability, and reliably sourcing the component supply, REE does not know whether it will be able to do so in a manner that avoids significant delays and cost overruns, including those that result from factors beyond its control such as problems with suppliers and strategic partners or dealing with force majeure events (which include tariffs from the Trump Administration and retaliatory measures by its trading partners), or that meets its products commercialization schedules or that satisfies the requirements of its potential customer base. Any failure to develop such production processes and capabilities within REE’s projected costs and timelines could have a material adverse effect on its business, prospects, financial condition and operating results.

If and when REE resumes production, REE’s development of an outsourced production business model may not be successful, which could harm its ability to deliver products and recognize revenue.

If and when REE resumes production, its vehicle business would depend on its ability to develop, produce and assemble its products. REE had previously outsourced the production of its products in collaboration with a contract manufacturer (i.e., Roush Industries), strategic partner (i.e., Motherson), and strategic suppliers. If and when REE resumes production, REE would need to establish a plan with respect to where to assemble its products, which may include an outsourced integration center. Similarly, if and when REE resumes production, if REE is unable to negotiate and finalize all of its agreements with suppliers and/or strategic partners and have sufficient working capital to support its expected production, including any future initial deliveries, it will not be able to produce any products and will not be able to generate any revenue in connection therewith, or the products may become more expensive to deliver with a higher bill of materials, which would have a material adverse effect on its business, prospects, operating results and financial condition.

Additionally, if and when REE resumes production, if REE engages suppliers and/or strategic partners that experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, it could delay product shipments or result in them being rejected. REE’s potential customers and dealers could also consequently elect to change product demand. These disruptions would negatively impact REE’s revenues, competitive position and reputation. In addition, REE suppliers and strategic partners may rely on certain state tax incentives that may be subject to change or eliminated in the future (including as a result of policy changes under the Trump Administration), which could result in additional costs and delays in production. Further, if REE is unable to successfully manage its relationship with its suppliers and strategic partners, the quality and availability of its products may be harmed. REE’s suppliers, counterparties and/or customers and strategic partners could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with REE. If REE’s suppliers and strategic partners would stop producing REE’s products for any reason or reduce production capacity, REE may be unable to replace the lost production capacity on a timely and comparatively cost-effective basis, which would adversely impact its operations.

REE’s reliance on its suppliers and strategic partners, exposes it to a number of risks that are outside its control, including:

•the production of certain components that will require significant costs related to non-recurring engineering and tooling costs incurred by REE’s suppliers and strategic partners the extent of which is currently unknown;
•its inability to control production yield and unexpected increases in production costs;
•interruptions in shipments if a suppliers or strategic partners are unable to complete production in a timely manner;
•its inability to control quality of finished products;
•its inability to control delivery schedules;
•its inability to control production levels and to meet minimum volume commitments to REE’s potential customer base;
•its inability to maintain adequate production capacity;
•its inability to secure adequate volumes of acceptable components at suitable prices or in a timely manner;
•inability to accurately assemble products within specified design tolerances;
•delays by REE in delivering final component designs to its suppliers and strategic partners;
•its inability to implement a sufficient number of integration centers in order to meet demand for REE products on time;
•if applicable, inability to effectively manage a global network of integration centers; and
•other delays, backlog in production and research and development of new models, and cost overruns.
If and when REE resumes production, REE’s ability to produce products of sufficient quality and appeal to its current and potential customer base on schedule and on a large scale is unproven, and the business plan is still evolving. REE may be required to introduce new products models and enhanced versions of existing models. To-date, REE has limited experience, as a company, producing, marketing and selling its products and therefore cannot assure you that it will be able to meet customer expectations. Any failure to develop such production processes and capabilities within any projected costs and timelines would have a material adverse effect on its business, prospects, operating results and financial condition and could result in our inability to implement our business plan, which would result in the failure of our business and/or the restructuring of our business.

REE does not currently have any plans to establish production facilities of its own, and therefore the failure to establish long-term agreements with suppliers and strategic partners, coupled with sufficient working capital, would significantly hinder REE’s ability to produce its products. In addition, the production facilities of REE’s potential and strategic partners may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, which may render it difficult or impossible for REE to produce its products for some period of time. The inability to produce REE’s products or the backlog that could develop if the production facilities of its suppliers and strategic partners are inoperable for even a short period of time, including due to delays caused by our working capital needs, may result in the loss of customers, potential customers, harm REE’s reputation, and/or result in the failure of our business and the need to seek protection from our creditors and/or the restructuring of our business.

If and when REE resumes producing its vehicles, such products will likely make use of lithium-ion battery cells, which can be dangerous in certain circumstances, including but not limited to the possibility that such cells may catch fire or vent smoke and flame.

If and when REE resumes producing, the fuel source for REE’s vehicles will likely make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While REE has taken measures to enhance the safety of its designs, a field or testing failure of its products could occur in the future, including due to a high-speed crash, which could subject REE to lawsuits, product recalls, redesign efforts, or even meritless claims, all of which would be time-consuming and expensive and could harm our brand image. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve REE’s products, could seriously harm its business and reputation.

In addition, REE’s suppliers and strategic partners are expected to store a significant number of lithium-ion cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. A safety issue or fire related to the cells could disrupt operations or cause production delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s EV or energy storage product may cause indirect adverse publicity for REE and its products. Such adverse publicity could negatively affect REE’s brand and harm its business, prospects, financial condition and operating results.

The efficiency of battery usage in EVs declines over time, which may negatively impact potential customers’ decisions with regards to purchasing REE’s vehicles, if and when REE resumes producing such products.

The cells used in EV battery modules degrade slowly over time, influenced primarily by the age of the cells and the total energy throughput over the life of the EV. This cell degradation results in a corresponding reduction in the vehicle’s range. If and when REE resumes production, REE anticipates that the range of its vehicles utilizing such EV batteries will decline over time as the batteries deteriorate. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease REE’s vehicles range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions, which would negatively affect REE’s operating results and financial condition.

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

We are pursuing opportunities in markets that are undergoing rapid changes, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, SDV technology and drive-by-wire require complex technology and are subject to uncertainties with respect to, among other things, the rate of consumer acceptance and the impact of current or future regulations. Because these systems depend on inputs from many companies, commercialization of our SDV products could be delayed or impaired on account of certain technological components of our or others not being ready to be deployed in vehicles. Regulatory, safety or reliability developments, many of which are outside of our control, could also cause delays or otherwise impair commercial adoption of these new technologies, which will adversely affect our growth. While we have achieved FMVSS certification on our P7-C vehicle, we cannot provide any guarantee that such certification could be extended to vehicles incorporating our drive-by-wire products.

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

Risks Related to REE’s Suppliers

If and when REE resumes production, REE would expect to depend on its suppliers, including but not limited to body manufacturers and battery providers, some of which were previously single or limited source suppliers, and if such suppliers would fail to deliver the components of REE’s products in a timely manner or at all and at prices and in volumes acceptable to it, it could have a material adverse effect on its business, prospects and operating results.

If and when REE resumes production,, REE would expect to rely on suppliers and strategic partners for the provision and development of many of the components and materials used in its products. While REE plans to obtain components from multiple suppliers and strategic partners whenever possible, certain components used in its products were previously purchased by REE from single suppliers with respect to each particular component. REE’s suppliers and strategic partners may not be able to meet their product specifications and performance characteristics, which would impact REE’s ability to achieve its product specifications and performance characteristics as well. Additionally, REE’s suppliers and strategic partners may be unable to obtain required certifications for their products for which REE may expect to use or provide warranties that are necessary for REE’s solutions. If our suppliers fail to deliver the components and materials used in our products in a timely manner or if its suppliers decide to create or supply a competing product, REE’s business could be adversely affected. REE has less negotiating leverage with suppliers than larger and more established automobile manufacturers and may not be able to obtain favorable pricing and other terms. While REE believes that it may be able to establish alternate supply relationships and can obtain or engineer replacement components for its prior single source components, REE may be unable to do so in the short term, or at all, at prices or quality levels that are favorable to REE, which could have a material adverse effect on its business, prospects, financial condition and operating results.

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

REE and its suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of commodities, raw materials and other inputs used by REE and its suppliers in their businesses and products, such as steel, lithium-ion battery cells and semiconductors, which could adversely affect REE’s future profitability or REE’s ability to timely execute its current business plan. The prices for these materials fluctuate and the available supply of these materials may be unstable, depending on market conditions, fluctuations in global demand, including as a result of increased production of EVs by REE’s competitors, geopolitical risk, including tariffs by certain countries, and other economic and political factors. Additionally, if our suppliers do not accurately forecast and effectively allocate production or if they are not willing to allocate sufficient production to us, or face other challenges such as insolvency, it may reduce our access to components and require us to search for new suppliers. if and when we resume production, the unavailability of any component or supplier could result in production delays, idle assembly facilities, product design changes and loss of access to important technology and tools for producing and supporting our products, as well as impact our ability to fulfill our obligations under customer contracts. Any such increase, supply interruption or shortage could materially and negatively impact REE’s business, prospects, financial condition and operating results.

If and when we resume production, our production plan could relate to producing a certain number of vehicles in the U.S. Such production plan targets would likely be subject to a variety of risks, including the completion of REE’s production tooling investment plan, sourcing materials and components from our suppliers on their agreed upon deadlines, securing sufficient funding, our financial condition, the outcome of any strategic or restructuring actions, and global macroeconomic conditions.

If and when we resume production, our business plan could relate to producing a certain number of vehicles in the U.S. However, such production plan could rely on our ability to complete our production tooling investment plan, securing materials from our suppliers on its agreed upon deadlines and securing sufficient funding primarily for working capital purposes. Our ability to execute on any such production plan will depend on our financial condition, access to capital, and the outcome of any strategic or restructuring actions. If we are unable to complete our production tooling investment plan, if our suppliers face delays in delivering materials to us from their expected timelines, or other delays occur, we may not meet our production plan timing or at all. In addition, our production plan may rely on our ability to finance the required working capital needs by raising sufficient funds, and therefore if we are unable to secure sufficient funding, we may not meet any of our production targets that we set. Not meeting these production targets could materially and negatively impact our business, prospects, financial condition and operating results has caused and may cause us to wind down our business, restructure our business, and/or seek protection from creditors.

Risks Related to REE’s Future Sales

We invest significant effort and money seeking customer, including OEM, selection of our products and there can be no assurance that these efforts will result in the selection of our products, including for use in production models. If we fail to obtain a purchase order or achieve a design win after incurring substantial expenditures in these efforts, our future business, results of operations, and financial condition would be significantly adversely affected and likely result in us having to wind down, restructure our business and/or seek creditor protection.

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

Similarly, with respect to other target customers, many of these potential customers could be dealers and large multinational corporations with substantial negotiating power relative to it and, in some instances, may have internal solutions that are competitive to REE’s products. These large, multinational corporations also have significant development resources that may allow them to acquire or develop independently, or in partnership with others, competitive technologies. Meeting the technical requirements and obtaining purchase orders from any of these companies will require a substantial investment of REE’s time and resources. REE cannot assure you that such efforts will result in definitive purchase orders from these or other companies or that it will generate meaningful revenue from the sales of its products to these types of customers. If REE’s products are not selected by these customers or if these corporations develop or acquire competitive technology in lieu of our products, it will have an adverse effect on REE’s business, its prospects and results of operations may be adversely affected.

Discontinuation, lack of commercial success, or loss of business with respect to a particular product model for which REE is a significant supplier could reduce REE’s sales and adversely affect its profitability.

If REE is able to secure design wins and its products are included in OEM, technology company, or other customer vehicles, it expects to enter into supply agreements with the relevant customers. Market practice dictates that these supply agreements typically require REE to supply a customer’s requirements for a particular vehicle model or product. These contracts can have short terms and/or can be subject to renegotiation, sometimes as frequently as annually, all of which may affect product pricing, and may be terminated by REE’s potential customers at any time. Therefore, even if REE is successful in obtaining design wins and the systems into which its products are integrated are commercialized, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model for which REE is a significant supplier could mean that the expected sales of REE’s products will not materialize, which may materially and adversely affecting its business.

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

If and when REE resumes production, the average selling prices of REE’s products could decrease rapidly over the life of the products, which may negatively affect REE’s revenue and gross margin.

If and when REE resumes production, REE expects the average selling prices of its products generally to decline as its customer base seeks to commercialize EVs built on the REE products at prices low enough to achieve market acceptance. In order to sell products that have a falling average unit selling price and maintain margins at the same time, REE would need to continually reduce products and production costs. To manage production costs, REE must engineer the most cost-effective design for its products. In addition, REE would likely need to continuously promote initiatives to reduce labor cost, improve worker efficiency, reduce the cost of materials, use fewer materials and further lower overall product costs by carefully managing component prices, inventory and shipping cost. REE also would likely need to continually introduce new products with higher sales prices and gross margin in order to maintain its overall gross margin. If REE is unable to manage the cost of older products or successfully introduce new products with higher gross margin, its revenue and overall gross margin would likely decline.

The automotive industry and our technology are rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies may adversely affect the demand for our electric vehicles.

If and when we resume production of our products, such vehicles may be adaptable from battery cells to certain alternative technologies as an energy source, however we may be unable to keep up with, or be compatible with, technological changes, including alternatives to electricity as an energy source and, as a result, our competitiveness may suffer. Specifically, developments in alternative technologies, such as advanced diesel, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of an internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Any failure by us to successfully react to changes in alternative technologies could materially harm our competitive position and growth prospects. Similarly, in the event that certain alternative technologies are developed that are incompatible with our vehicles as an energy source, it could materially harm our competitive position and growth prospects.

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

REE’s products rely on software and hardware that is highly technical and complex that will require modification and updates over the life of the products. In addition, REE’s products depend on the ability of such software and hardware to store, retrieve, process and manage large amounts of data. REE’s software and hardware may contain, errors, bugs, inadequate, inaccurate, biased or otherwise flawed data or algorithms used to train certain proprietary software, security vulnerabilities or other errors, failures, or other issues of not functioning in accordance with their specifications or as expected, or other vulnerabilities, and REE’s systems are subject to certain technical limitations that may compromise REE’s ability to meet its objectives. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use, including as commercialized and deployed by customers and/or end-users. Errors, bugs, vulnerabilities, design defects or technical limitations may be found within REE’s software and hardware. Although REE attempts to remedy any issues it observes in its products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of REE’s potential customer base. Additionally, if REE is able to deploy updates to the software addressing certain issues and REE’s over-the-air update procedures fail to properly update the software, REE’s customer base would then be responsible for installing such updates to the software at designated service centers and their software will be subject to these vulnerabilities until they do so. If REE is unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in its software and/or hardware, REE may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect REE’s business and financial results. More specifically, publicity regarding claims involving our technology can also have an adverse effect on our reputation and the reputation for SDV technology and X-by-Wire product, which could decrease consumer demand for vehicles incorporating these technologies. Further, enhanced publicity surrounding such claims may also increase the regulatory scrutiny of our products, which could have a material adverse effect on our ability to complete our business plans.

REE may become subject to product liability claims, relating to, among other things, actual or alleged defects in our products, or if our products actually or allegedly fail to perform as expected, which could harm its financial condition and liquidity if it is not able to successfully defend or insure against such claims.

REE may become subject to product liability claims, even those without merit, which could harm its business reputation, prospects, operating results, and financial condition. Alleged or actual defects in any of our products could result in adverse publicity for us, warranty claims, litigation against us, legal expenses and damages, our customers never being able to commercialize technology incorporating our products, negative publicity for our customers, and other consequences. Errors, defects, and/or security vulnerabilities could result in serious injury to, or death of, the end users of vehicles incorporating our products, or those in the surrounding area, including as a result of traffic accidents and collisions. If that is the case, we could by subject to litigation and would incur significant additional development costs and product recall, repair, or replacement costs. If any of our products are or are alleged to be defective, and we or our customer issues a recall, we may be required to participate in all or part of the recall involving such product(s). The automobile industry experiences significant product liability claims and REE faces inherent risk of exposure to claims in the event its products and/or technology do not perform as expected or malfunction in a manner that causes personal injury or death Similarly, as a technology provider related to, among other things, preventing traffic collisions and other accidents through our SDV technology and proprietary software, we could be subject to litigation for traffic collisions or other accidents, even if our products or their features or the failure thereof did not cause any particular traffic collision or accident. This may also be the case where an accident occurs involving one of our SDV products, which are built autonomous ready, where autonomous features installed by another company were engaged, particularly because such autonomous features are the subject of significant public attention, especially in light of NHTSA’s Standing General Order (as amended on April 24, 2025) requiring reports regarding certain crashes involving vehicles with advanced driver assistance systems, which includes motor vehicle and equipment manufacturers of which REE may be included under. REE’s risks in this area are particularly pronounced given it has limited field experience with its products. While we may use disclaimers, limitations of liability, and similar provisions in our agreements, there is no assurance that any or all of these provisions will prove to be effective barriers to product liability claims with respect to our products. Moreover, a product liability claim could generate substantial negative publicity about REE’s products and business and inhibit or prevent commercialization of other future product, which would have a material adverse effect on REE’s brand, business, prospects and operating results. To the extent that REE has insurance coverage, it might not be sufficient to cover all potential product liability claims. Product liability, warranty, and recall costs, whether in excess of REE’s coverage, or outside of REE’s coverage, would have an adverse effect on our business, results of operations, and financial condition. In addition, product liability claims present the risk of protracted litigation, legal fees, and diversion of management’s attention from the operation of our business, even if our defense of these claims is ultimately successful. Our insurers may also discontinue our insurance coverage or be unable or unwilling to pay a claim. REE may also not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if it does face liability for its products and is forced to make a claim under its policy. A successful product liability claim against REE could require REE to pay a substantial monetary award, which could have a material impact on our financial condition, operations, and business and could result in our business needing to seek protection from our creditors, wind down, or restructure.

REE does not currently have extensive experience servicing its products. If REE is unable to address the service requirement of its potential customers, its business may be materially adversely affected.

REE plans to work with strategic partners to provide predictive maintenance scheduling through smart service and maintenance artificial intelligence, or AI, in combination with over-the-air updates that seek to ensure maintenance is not performed on a standard schedule, but rather before a part will fail, which is expected to offer significant savings for unnecessary part replacements and drastically reduce downtime. There is no guarantee that REE will be successful in developing the necessary technology to actualize predictive maintenance scheduling. In addition, servicing of REE SDV technology products may primarily be carried out through third parties, including OEM appointed service centers. Although such third parties may have experience in servicing other products, they will initially have limited experience in servicing REE SDV products, which may include REEcorners and/or zonal architecture ECUs. There can be no assurance that REE will adequately address the service requirements of its potential customer and/or dealer base (if and when it resumes production of vehicles) to their satisfaction, or that REE and such third parties will have sufficient resources to meet these service requirements in a timely manner as the volume of products REE delivers increases. In addition, with respect to its vehicle products specifically, if and when produced, if REE is unable to roll out and establish a widespread service network that complies with applicable laws, user satisfaction could be adversely affected, which in turn could materially and adversely affect REE’s reputation, sales, results of operations, and prospects.

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

Autonomous driving technology is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond REE’s control. Currently, we believe that there are no Federal Motor Vehicle Safety Standards that relate to the performance of autonomous technology and no widely accepted uniform standards to certify autonomous technology and its commercial use on public roads. However, NHTSA has established recommended guidelines, including its Standing General Order (as amended on April 24, 2025) requiring reports regarding certain crashes involving vehicles with advanced driver assistance systems and proposed a regulation for autonomous vehicles. Certain states have legal restrictions on such vehicles, and many other states are considering them. Autonomous driving laws and regulations are expected to continue to evolve in numerous states in the U.S., which increases the likelihood of a patchwork of complex or conflicting regulations or may delay products or restrict autonomous features and availability, which could adversely affect our business. Autonomous products that may be integrated into REE products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements, which could require REE to redesign, modify and/or update its products in order to be compatible with autonomous products.

Risks Related to REE’s Employees

REE is dependent on its founders Daniel Barel and Ahishay Sardes.

REE is dependent on the services of Daniel Barel, co-founder, director and Chief Executive Officer, and Ahishay Sardes, its co-founder, director and Chief Technology Officer. Mr. Barel and Mr. Sardes are significant influences and drivers of

REE’s business plan, product development, and technology. Without either of these two officers, we may not have the ability to execute our business plan and/or identify and pursue new opportunities and products. The loss of either could significantly delay or prevent the achievement of our development and strategic objectives. For example, while our shareholders approved amended terms of employment for both Mr. Barel and Mr. Sardes at a special general meeting on November 13, 2025, or the Meeting, both Mr. Barel and Mr. Sardes agreed to defer payment of the special cash bonus for the year 2024 until the earlier to occur of: (a) the Company receiving accumulated cash proceeds exceeding $12 million at any time after the shareholder approval of each proposal at such Meeting, or (b) the consummation of a merger, acquisition or other “Change of Control” transaction (excluding a complete liquidation or dissolution of the Company), each as determined by the Board of Directors in its discretion. If either Mr. Barel or Mr. Sardes were to discontinue his service to REE for any reason, including due to a lack of compensation for services rendered to REE (including the deferred bonus payment), or if the reputation of Mr. Barel or Mr. Sardes is adversely impacted by personal actions or omissions or other events within or outside either’s control, it would have a significant material adverse effect on our business, product development, and technology.

REE’s success depends, in part, on its ability to retain key employees, qualified employees and management.

REE’s success depends, in part, on its ability to retain its key personnel. The unexpected loss of or failure to retain one or more of its key employees could affect its business. If and when REE seeks to hire employees, REE’s success may also depend, in part, on its ability to identify, hire, attract, train and develop other highly qualified personnel. Because REE’s products are based on different technology than traditional internal combustion engine vehicles, including through the use of proprietary software driving control, individuals with sufficient training in technology, engineering, coding, or EVs (if applicable) may not be available, and as a result, REE may need to expend significant time and expense training any employee that it hires. Competition for individuals with experience designing, producing and/or servicing this technology and vehicles incorporating this technology, including EVs or their related technology, parts and products was previously intense, and REE may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel in the future, if and when it seeks to hire employees. In addition, sustained declines in our share price and/or lower share performance relative to competitors has negatively impacted REE’s appeal as an employer, harmed employee morale, increased employee turnover and/or reduced the retention value of REE’s share-based compensation. If and when REE seeks to hire employees, the failure to attract, integrate, train, motivate and retain any additional employees could materially adversely harm its business and prospects.

We have undertaken several reductions-in-force over the past several years in an effort to reduce our operating expenses and in order to align our headcount with our business needs. Any headcount reduction may not result in anticipated savings, could result in total costs and expenses and attrition that are greater than expected and could disrupt our business operations and ability to service and staff future projects.

Over the past several years, along with other cost reductions, we have lowered our operating expenses through reductions in-force. Specifically, in 2023 we undertook a targeted reduction in headcount of approximately 11% of the Company’s workforce. In 2024, we sought to more closely align our employee headcount with our business plan, resulting in an approximately 16% reduction over the course of the year. In 2025, as part of our overall cost-reduction, we undertook another headcount reduction. Since May 2025, through additional reductions-in-force and follow-on employee attrition, our workforce has decreased by approximately 70%, as of May 14, 2026. REE may take additional steps to lower its expenses, including additional reductions-in-force in an effort to better manage its operational expenses and to potentially explore future options for the Company.

We may not realize, in full or in part, the anticipated benefits, savings and improvements in our operational expenses from our reductions-in-force because of unforeseen difficulties, delays or unexpected costs, including costs associated with employee termination and, if applicable, litigation. If we are unable to realize the expected operational efficiencies and cost savings from these reductions, our operating results and financial condition would be significantly adversely affected. Additionally, the recent reductions-in-force have adversely effected our ability to staff certain projects, and we may need to hire or rehire staff should any such projects materialize. In addition, reductions-in-force yield unintended consequences and costs, including additional attrition beyond the reduction amount, distraction to our employees, reduced employee morale, and adverse effects on our reputation as an employer. Such consequences may also occur following any increased workload on our remaining employees with respect to our day-to-day operations and additional cost reduction measures that impact our employees. Any attrition by our employees would further adversely effect our operational capabilities and may adversely effect our capabilities with respect to certain projects. Such reductions-in-force may also make it more difficult for us to hire new employees in the future and may limit the anticipated benefits from the reduction in-force. Such reductions harm our ability to attract and retain qualified management, engineering, and other personnel who are critical to our business operations. Any failure to attract or retain qualified personnel could prevent us from successfully commercializing our products and building our business, which would ultimately significantly affect our business, financial conditions, business operations, and the price of our Class A Ordinary Shares.

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

Risks Related to Litigation & Regulation

REE’s previous financial and operational projections with respect to its P7 lineup relied in part on existing and future regulations and incentive programs supporting EV adoption.

There has been growth in the adoption of environmentally driven regulations and incentive programs with low and zero emission targets with the automotive industry being among the most impacted industries. Such measures encourage local and national governments to implement various forms of rebates and credits for the purchase of an EV. In addition, regulations in certain cities, states and countries are also encouraging a shift away from, or in some cases banning entirely, fossil fuel-powered vehicles, with many of the earliest of these regulations targeted at buses, trucks and delivery vehicles. REE’s financial and operational projections with respect to our P7 lineup include the continued growth in existing and similar regulations and incentive programs to accelerate the adoption of EV technology into the wider market. There is no guarantee that such regulations and incentive programs will be successful in encouraging adoption of EV technology. Additionally, any unavailability, reduction, or elimination of government and economic incentives and credits because of policy changes, or the reduced need for such incentives and credits due to the perceived success of EVs, policy shifts, or other reasons, may result in the diminished competitiveness of the alternative fuel and EV industry generally or our vehicles (if and when we resume production of them), software and services in particular. Additionally, federal, state, and local laws may impose additional barriers to EV adoption, including additional costs. Any of the foregoing could materially and adversely affect the growth of the alternative fuel automobile markets and our business, prospects, financial condition, results of operations, and cash flows. For example, on January 20, 2025, President Donald Trump signed an executive order titled “Unleashing American Energy” that paused certain disbursements of funds appropriated through the Inflation Reduction Act of 2022 and the Infrastructure Investment and Jobs Act, which may have direct implications on the policies and regulations that impact the automotive and transportation industries. This order seeks to rescind waivers granted by the Environmental Protection Agency, or EPA, for California's zero emission vehicle regulations with a focus on eliminating any “electric vehicle mandates” and terminating “state emission waivers that function to limit sales of gasoline-powered vehicles”, and modifying and/or eliminating specified GHG standards. Consequently, the availability of certain tax credits or other government incentives and our ability and that of our customers and competitors to benefit from these credits and incentives remain uncertain at this time. Moreover, the development of an alternative fuel besides electricity that results in low or no emissions may shift the focus of such regulations and incentive programs away from EV technology. If new regulations and/or such tax credits and/or other incentives are negatively impacted, decreased, and/or discontinued, the growth of the EV market generally, including our software-defined P7 vehicles specifically (if and when they are produced), and REE’s business, prospects, financial condition and operating results could be materially and adversely affected.

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

REE is subject to various environmental laws and regulations that could impose substantial costs on its business and cause delays in building its production facilities.

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

REE, its suppliers, and strategic partners are or may be subject to substantial regulation and unfavorable changes to, or failure by REE or its suppliers and strategic partners to comply with any such regulations could substantially harm REE’s business and operating results.

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

REE may be, from time to time, involved in litigation, regulatory proceedings and commercial or contractual disputes that may be significant. These matters may include, without limitation, disputes with REE’s suppliers and strategic partners and its customer and dealer base, intellectual property claims, shareholder litigation, government investigations, class action lawsuits, personal injury claims, environmental issues, customs and VAT disputes and employment and tax issues. Such contract disputes with suppliers may result from our production pause with respect to our performance of contract obligations. Such dispute may result in protracted litigation. For example, on August 27, 2025, Schwab filed a demand for arbitration with the American Arbitration Association in Michigan, against REE and its U.S. subsidiary alleging a failure to pay all required outstanding amounts. REE counterclaimed alleging mismanagement, price increases, mistakes, and unjustified requests for payment advances along with a failure to deliver under the terms of the contract. Such claims were subsequently settled by the relevant parties on April 16, 2026. In addition, REE could face in the future a variety of labor and employment claims against it, which could include but is not limited to general discrimination, wage and hour, privacy, ERISA or disability claims. In such matters, government agencies or private parties may seek to recover from REE very large, indeterminate amounts in penalties or monetary damages (including, in some cases, treble or punitive damages) or seek to limit REE’s operations in some way. These types of lawsuits could require significant management time and attention or could involve substantial legal liability, adverse regulatory outcomes, and/or substantial expenses to defend. Often these cases raise complex factual and legal issues and create risks and uncertainties. For example, in December 2022, a lawsuit was filed alleging that REE and its U.S. based subsidiaries stole certain trade secrets and requested, inter alia, monetary damages in an amount of no less than $2.6 billion and exemplary damages in the amount of no less than $5.2 billion. For more information, see “Item 8: Financial Information—Legal Proceedings”. On August 26, 2024, the U.S. District Court W.D. Texas, Austin Division, or the District Court issued an order adopting the recommendation of the Report and Recommendation of U.S. Magistrate Judge Susan Hightower, granting REE’s motion to dismiss for forum non conveniens and ordering the clerk of the court to close the case. On September 26, 2024, the OSR Group filed a Notice of Appeal to the U.S. Court of Appeals for the Fifth Circuit, appealing the District Judge’s adoption of the Report and dismissal of the case for forum non conveniens. On October 10, 2025, the Court of Appeals affirmed the District Court’s decision dismissing the OSR Group’s claim for forum non conveniens. On November 12, 2025, the Fifth Circuit denied OSR’s petition for rehearing. On February 10, 2026, the deadline for OSR to seek appellate review before the U. S. Supreme Court expired. To our knowledge, OSR did not file a motion requesting an extension of time to pursue such review. Such lawsuits in general, if ultimately successful, could have a material adverse impact on REE’s operating results and consolidated financial position.

In addition, shortly prior to REEUK entering into administration in the United Kingdom, certain REEUK employees were transferred to REE Software UK, a newly organized entity in the United Kingdom. Following the appointment of an administrator, it is expected that such administrator will seek to sell any or all of REEUK’s assets to one or more third parties, in order to maximize recoveries for creditors and to wind down any remaining operations of REEUK, including the termination of any remaining employees. As a result, REE Software UK, and potentially REE, may become subject to labor and employment litigation from terminated employees with respect to unfair dismissal or failure to comply with information and consultation obligations. In addition, REE may become subject to litigation from suppliers of REEUK with respect to outstanding contract obligations. Any such litigation, if ultimately successful, could have a material adverse impact on REE’s operating results and consolidated financial position.

If we encounter contractual disputes or dispute of other natures with our suppliers, strategic partners and other third parties, our business, financial condition and results of operations may be adversely affected.

We deal with and enter into contracts with our suppliers, strategic partners and other third parties in our ordinary course of business. If we encounter contractual disputes with our suppliers, strategic partners and other third parties or other claims by such parties, our business, financial condition and results of operations may be adversely affected. The contractual terms between us and our suppliers, business partners or other third parties vary depending on various factors, including our business needs, among others. The terms of such contracts are generally negotiated on a case-by-case basis and are commercially reasonable at the time they are entered into. From time to time, there has been, and may continue to be, contractual disputes between us and suppliers, strategic partners and/or other third parties relating to our business. For example, we were previously subject to an arbitration proceeding with Schwab following its arbitration demand against REE and its U.S. subsidiary alleging a failure to pay all required outstanding amounts. REE counterclaimed alleging mismanagement, price increases, mistakes, and unjustified requests for payment advances along with a failure to deliver under the terms of the contract. Such claims were subsequently settled by the relevant parties on April 16, 2026.

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

REE’s executive officers have limited experience managing a publicly traded company, interacting with public company investors and complying with the complex laws pertaining to public companies in the U.S.. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could require the devotion of a significant amount of their time to these activities, which will result in less time being devoted to the management and growth of the company, and could also result in increased costs due to hiring consultants to assist with compliance of public company laws, rules and regulations. REE had also hired additional employees since becoming a public company has upgraded its finance and accounting systems to an enterprise system suitable for a public company, and a delay could impact its ability or prevent it from timely reporting its operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development and implementation of the standards and controls necessary for REE to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. REE may not yet have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S., and it is possible that REE will be required to further expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

If REE is unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of the Class A Ordinary Shares and result in the acceleration of the repayment of our Convertible
Notes.

On July 3, 2025, we reported the receipt of a letter from Nasdaq, notifying us that, based upon the closing bid price of our Class A Ordinary Shares for the 30 consecutive business days from May 15, 2025 to June 27, 2025, we no longer met the $1.00 per share minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) requirement under Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Price Requirement. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet such requirement exists if the deficiency continues for a period of 30 consecutive business days or more. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Nasdaq provided us with 180 calendar days, or until December 29, 2025, to regain compliance with the Minimum Bid Price Requirement. To regain compliance with such requirement, our Class A Ordinary Shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days, however such period can be extended by up to 20 consecutive business days at the discretion of Nasdaq. In the event that we do not regain compliance by December 29, 2025, Nasdaq would notify us that our Class A Ordinary Shares are subject to delisting, at which point we would expect to have an opportunity to request a second 180-day period to cure the deficiency, provided that we continue to meet the continued listing requirement for the market value of our publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. To be eligible, the Company would also need to provide further written notice of its intention to cure the deficiency during the second compliance period, such as by effecting a reverse stock split, if necessary. If however it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that REE’s Class A Ordinary Shares will be subject to delisting. At such time, we could appeal any delisting decision to a Nasdaq Hearings Panel. REE requested an extension of 180-days to cure the Minimum Bid Price Requirement from Nasdaq on December 29, 2025, which Nasdaq granted on December 30, 2025.

Under the extension, REE has until June 29, 2026 to meet the Minimum Bid Price Requirement. We cannot assure you that we will be able to regain compliance with the Minimum Bid Price Requirement, including through a reverse share split. Our failure to meet this requirement would likely result in our Class A Ordinary Shares being delisted from Nasdaq. We and our securities holders could be materially adversely impacted if our Class A Ordinary Shares are delisted from Nasdaq. In particular:

•the price of our Class A Ordinary Shares will likely decrease as a result of the loss of market efficiencies associated with Nasdaq;
•holders may be unable to sell or purchase our Class A Ordinary Shares when they wish to do so;
•we may become subject to shareholder litigation;
•we may lose the confidence of our large investors, suppliers, customers, and employees;
•we may have fewer business development opportunities and limited options with respect to obtaining financing for our continuing operations;
•we may lose media and analyst coverage; and
•we would likely lose any active trading market for our Class A Ordinary Shares, as our securities may then only be traded on one of the over-the-counter markets, if at all.

In the event of a delisting, REE can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its Class A Ordinary Shares to become listed again. In addition, delisting would constitute a fundamental change or event of default under our Convertible Notes, which would trigger the acceleration of a payment in an amount equal to one hundred thirty percent (130%) of the outstanding principal amount plus the accrued interest thereof on the date on which the first event of default occurred, together with all costs, including, without limitation, legal fees and expenses, of collection. There can be no assurance by REE that we have sufficient capital to make such a payment in the event that it should become due. See our risk factor “Servicing our Convertible Notes may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt”, as described under Item 3.D. of this Annual Report.

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

The trading market for the Class A Ordinary Shares in the past has been, and may continue to be, influenced by the research and reports that securities or industry analysts publish about REE or its business. REE does not have any control over such analysts and cannot provide any assurance that analysts will continue to cover REE or provide favorable coverage. If one or more of the analysts who cover REE downgrade REE’s shares or change their opinion of REE’s shares, REE’s share price would likely decline. If one or more of these analysts cease coverage of REE or fail to regularly publish reports on REE, REE could lose visibility in the financial markets, which could cause its share price or trading volume to decline.

If REE grows rapidly and expands into multiple global markets, there is a risk that it will fail to maintain an effective system of internal controls and its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected. REE may identify material weaknesses in its internal controls over financing reporting which it may not be able to remedy in a timely manner.

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

The process of building and maintaining its accounting and financial functions and infrastructure requires significant additional professional fees, internal costs and management efforts. REE has implemented an internal system to combine the management of its financial, accounting and other functions. However, such a system requires REE to complete many processes and procedures for the effective use of the system or to run its business using the system, which may result in substantial costs. Any disruptions or difficulties using the system could adversely affect REE’s controls and harm its business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management’s attention. In addition, REE may discover additional weaknesses in its system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. REE’s internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

REE has incurred and expects to continue to incur significant legal, accounting and other expenses as a public company that it did not incur as a private company, and these expenses may increase even more after if and when REE is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, REE is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. REE’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, REE expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs may contribute to an increase in REE’s net loss. For example, REE expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. REE cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for REE to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

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

REE may rely on suppliers and strategic partners, to develop a number of emerging technologies for use in its products, including lithium-ion battery technology. Certain of these technologies are not today, and may not ever be, commercially viable. There can be no assurances that REE’s suppliers and strategic partners will be able to meet the production timing and volume requirements to support its current business plan. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics REE anticipates in its current business plan. As a result, REE’s business could be significantly impacted and REE may incur significant liabilities under warranty claims which could adversely affect its business, prospects, and results of operations.

REE is subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. REE’s actual or perceived failure to comply with such obligations could harm its business. Such legal requirements are evolving, uncertain and may require improvements in, or changes to, REE’s policies and operations.

REE expects to face significant challenges with respect to information security and privacy, including the storage, transmission and sharing of confidential information. Following the sale of REE SDV technology to counterparties/customers, EEE would expect to collect, store, transmit and otherwise processes data from products, customers, employees and others as part of its business and operations, which may include personal data or confidential or proprietary information. REE also works with suppliers and strategic partners that would collect, store and process such data on its behalf and in connection with its products.

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

In addition, REE may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or GDPR, which became effective on May 25, 2018 and the State of California adopted the California Consumer Privacy Act of 2018, or CCPA, which became effective in January 2020. Both the GDPR and the CCPA impose additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under the GDPR) and regulations can be costly and may place restrictions REE’s business and the manner in which it interacts with its customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against REE, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against REE by governmental entities or others, and damage to its reputation and credibility, and could have a negative impact on revenues and profits.

Significant capital and other resources are required to protect against information security breaches or to comply with REE’s privacy policies or privacy-related legal obligations and additional significant resources may be required to alleviate problems caused by such breaches in the event that they occur. The resources required increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. In addition, if and when REE resumes production, REE intends to log certain data about each vehicle’s use in order to provide vehicle diagnostics and servicing on its vehicles. REE’s customers and/or future customers may object to the use of this data, which may increase REE’s vehicle maintenance costs, including as a result of the need to obtain vehicle servicing at a service center rather than automatically over-the-air, or may cause more limited customer servicing due to the absence of real-time data from customer vehicles that have opted out , each of which can harm REE’s business prospects.

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

REE has privacy policies and other documentation regarding its collection, processing, use and disclosure of personal information and/or other confidential information. Although REE endeavors to comply with its published policies and other documentation, REE may at times fail to do so or may be perceived to have failed to do so. Moreover, despite its efforts, REE may not be successful in achieving compliance if REE’s employees, contractors, service providers or vendors fail to comply with its published policies and documentation. Such failures can subject REE to potential local, state and federal action if they are found to be deceptive, unfair, or misrepresentations of its actual practices. Claims that REE has violated individuals’ privacy rights or failed to comply with data protection laws or applicable privacy notices even if REE is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm its business.

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

We seek to adhere to the industry's best practices by implementing security controls, including ISO 27001, and by establishing measures to manage and reduce the risks associated with engaging third-parties, including suppliers, service providers, and strategic partners, cybercrime continues to escalate. Notwithstanding the above, threats posed by malware, viruses, hacking, social engineering attacks, and especially ransomware attacks are increasingly common. These threats pose significant risks and have a considerable impact. Specifically, REE is at risk for interruptions, outages and breaches of its: (a) operational systems, including business, financial, accounting, product development, data processing or, if and when applicable, production processes, owned by REE, its suppliers, service providers, and/or strategic partners; (b) facility security systems, owned by REE, its suppliers, service providers, and/or strategic partners; (c) transmission control modules or other in-product technology, owned by REE, its suppliers, service providers, and/or strategic partners; (d) the integrated software in REE’s products; or (e) customer data that REE processes, its suppliers, service providers, and/or strategic partners process on its behalf. In addition, some of our employees work remotely, which increases our cybersecurity risk, creates data accessibility concerns, and makes us more susceptible to security breaches or business disruptions. REE’s systems are vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures (including the internet), viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm REE’s systems. Such interruption, outage and/or breach incidents could: materially disrupt REE’s operational systems, including planned over-the-air update capabilities; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of employees, potential customers, suppliers, service providers, and strategic partners, or others; jeopardize the security of REE’s facilities; or affect the performance of in-product technology and the integrated software in REE’s products.

We also use and/or rely upon third-party technology, software, and systems in various contexts, including, without limitation, cloud services, single-sign on platforms, email, word processing, back-office support, payment processing, cybersecurity, and other functions. These third-party providers, as applicable, process, store, and/or transmit data of our employees, suppliers, strategic partners, and customers, and, as applicable, are otherwise used to help operate and/or monitor our technology and our business. Any incident affecting the infrastructure and/or systems of these third parties that is caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures (including internet failures), terrorist or other attacks, regional epidemics or global pandemics, and other similar events beyond our control could negatively affect our business operations. There can also be no assurance that any security measures that such third-parties have implemented for their systems and, where applicable, our systems, will be effective against current and/or future security threats, or that such third parties will properly monitor both their technology and systems and, where applicable our systems, and alert us of an ongoing threat or issue, when necessary or required. For example, we are aware that one of our third party’s systems was penetrated in the past, which has not had a material impact on REE to-date.

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

In addition, we outsource all of the infrastructure relating to our cloud solution to Amazon Web Services, or AWS, which is our sole provider of these services and hosts our platform and many of the internal programs that we use to operate our business. We rely solely upon AWS to ensure the uninterrupted operation of our cloud-based infrastructure, including in connection with our in-vehicle services and functionality, when and if such products are integrated into a vehicle. This cloud is designed to utilize data connectivity to monitor performance and timely capture opportunities to enhance on-the-road performance and for safety and cost-saving preventative maintenance. Therefore, any significant disruption of, limitation of our access to, or other interference with our use of AWS’ cloud services would negatively impact our operations and would likely seriously harm our business. In an effort to mitigate certain risks, the cloud services we receive from AWS include design features and elements designed to prevent or minimize service disruption, including a disaster recovery service and the use of distinct server farms in separate locations for hosting our platform and services, either one of which is capable of supporting our platform and services without material interruption even in the event of a failure at the other, corresponding server farm. Nevertheless, a prolonged service disruption affecting our cloud-based solution could negatively impact our ability to conduct our operations and could damage our reputation with current and potential customers, expose us to liability, or otherwise harm our business.

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

Moreover, there are inherent risks associated with developing, improving, expanding and updating REE’s current systems, such as the disruption of REE’s data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect REE’s ability to manage its data and inventory, procure parts or supplies or assemble (if and when REE resumes production), deploy, deliver and service its products, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. REE cannot be sure that these systems upon which it relies, including those that it relies upon from third parties, will be effectively implemented, maintained or expanded as planned. If REE does not successfully implement, maintain or expand these systems as required, its operations may be disrupted, its ability to accurately and timely report its financial results could be impaired, and deficiencies may arise in its disclosure controls and procedures, including its internal control over financial reporting, which may impact REE’s ability to certify its disclosures and financial results. Moreover, REE’s proprietary information or intellectual property could be compromised or misappropriated and its reputation may be adversely affected. If these systems do not operate as REE expects them to, REE may be required to expend significant resources to make corrections or find alternative sources for performing these functions. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, or prospects.

Any unauthorized control or manipulation of the information technology systems in REE’s products could result in loss of confidence in REE and its products and harm REE’s business.

REE’s X-By-Wire technology contains complex information technology systems. Such technology controls each of the various functions in our products including steering, braking, suspension, powertrain and control. REE’s hardware and software products are also outfitted with built-in data connectivity capabilities to accept and install periodic remote updates from REE, when made available, to improve or update the functionality of its products. REE has designed, implemented and tested security measures intended to prevent cybersecurity breaches or unauthorized access to its information technology networks, its technology products and their systems, and intends to implement additional security measures as necessary. However, hackers or other types of criminals may attempt to physically or through online means gain unauthorized access to such products or systems to modify, alter and use such networks, products and systems to gain control of, or to change, REE’s products’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the products. In addition, with respect to product-related data products that we may offer, including increased vehicle connectivity and over-the-air updates, such products may increasingly be subject to cyber threats. Hackers may attempt to infiltrate, steal, corrupt, or manipulate the data that we store on our AWS cloud, which could also result in our in-vehicle systems malfunctioning when connected to such cloud or the loss of control by a driver of a vehicle in favor of such hacker and his/its commands. In particular, REE’s systems affect the control of various vehicle functions including engine, transmission, safety, steering, navigation, acceleration, and braking. We have designed, implemented, and tested security measures intended to prevent unauthorized access to these systems. However, hackers may attempt in the future to gain unauthorized access to modify, alter, and use such systems to gain control of, or to change, the functionality, user interface and performance characteristics of vehicles incorporating our technology, or to gain access to data stored in or generated by the vehicle. In addition, as we transition to offering products that involve cloud-based solutions, including over-the-air updates, such products may increasingly be subject to cyber threats. Any unauthorized access to or control of our technology, including our proprietary software, or their systems, or any unauthorized access to or loss of end user data, could result in risks to end users, including a loss of vehicle control, which we may be unable to reestablish, or failure of our systems, any of which could have material adverse effects on our business, legal claims or proceedings. Vulnerabilities could be identified in the future and REE’s remediation efforts may not be successful. Any unauthorized access to or control of REE’s products or their systems could result in personal injury and/or death along with legal claims or proceedings, including in cases where there is a loss of data. Any of the above could materially negatively affect REE’s brand and harm its business, prospects, financial condition and operating results. In addition, regardless of their veracity, reports of unauthorized access to REE’s products, their systems or data, as well as other factors that may result in the perception that REE’s products, their systems or data are capable of being “hacked,” could materially negatively affect REE’s brand and harm its business, prospects, financial condition and operating results.

Risks Related to REE’s Intellectual Property

REE may incur significant costs and expenses in connection with the protection and enforcement of its intellectual property rights, including but not limited to litigation costs.

REE relies on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses, and other contractual rights to establish and protect its rights in its technology. Despite REE’s efforts to protect its proprietary rights, third parties may attempt to copy or otherwise obtain and use REE’s intellectual property or seek court declarations that they do not infringe upon its intellectual property rights. Monitoring unauthorized use of REE’s intellectual property is difficult and costly, and REE has taken or may take steps in an effort to reduce misappropriation. From time to time, REE may have to resort to litigation to enforce its intellectual property rights, which could result in substantial costs and diversion of its resources.

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

Companies, organizations, or individuals, including REE’s competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with REE’s ability to make, use, develop, sell, lease or market its products which could make it more difficult for REE to operate its business. From time to time, REE may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge REE to take licenses. For example, in December 2022, a lawsuit was filed alleging that the REE and its U.S. based subsidiaries have stolen certain trade secrets and requested, inter alia, monetary damages in an amount of no less than $2.6 billion and exemplary damages in the amount of no less than $5.2 billion. Such lawsuit was ultimately dismissed for Forum Non Conveniens, which was later affirmed on appeal in the U.S. Court of Appeals for the Fifth Circuit. For more information, see “Item 8: Financial Information—Legal Proceedings”. REE’s applications and uses of trademarks relating to its design, software or artificial intelligence technologies could be found to infringe upon existing trademark ownership and rights. In addition, if REE is determined to have infringed upon a third party’s intellectual property rights, it may be required to do one or more of the following:

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

REE cannot assure that it will be granted patents pursuant to its pending applications. Even if REE’s patent applications succeed and it is issued patents, it is still uncertain whether these patents will be contested, circumvented, invalidated, or renewed in the future. In addition, the rights granted under any issued patents may not provide REE with meaningful protection or competitive advantages. The claims under any patents that issue from REE’s patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to REE’s. The intellectual property rights of others could also bar REE from licensing and exploiting any patents that issue from its pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which REE has developed and are developing its technology. These patents and patent applications might have priority over REE’s patent applications and could subject its patent applications to invalidation. Finally, in addition to those who may claim priority, any of REE’s existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

In the past, Softwheel Ltd. (which later changed its name to REE Automotive Ltd.) received funding from the Israel Innovation Authority, or the IIA, to partially finance its research and development efforts in relation to its Softwheel legacy wheelchair and bicycle wheel suspension technology and products. For clarity, REE previously operated under the name Softwheel Ltd. in connection with its original advanced in-wheel suspension technology segment. Reference to Softwheel herein is only with respect to such technology segment. Softwheel received approximately $1,215,000 under the IIA’s standard royalty-bearing programs and under the IIA’s “Incubator” program. The Company currently has no plans to use or monetize Softwheel know-how or products and believes that REE’s current technology and products and intellectual property were not developed using, do not incorporate and do not rely upon any such Softwheel technology or other IIA-funded know-how.Therefore, REE does not expect to make royalty payments to the IIA in connection with its current products or technology in the near future, including in connection with any potential strategic transaction. Notwithstanding the above, REE remains subject to the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, and related IIA rules and regulations. As a result, the IIA may determine that a particular transaction involves the transfer of IIA funded know-how, which, if not successfully rebutted, could subject such transaction to the IIA’s prior approval in accordance with the Innovation Law that restricts the Company’s ability to transfer, in any manner, know-how funded by the IIA, without the IIA’s prior approval. Transfer of such know-how outside of Israel may also be subject to certain payments to the IIA of up to six times the amount of IIA funding and interest. Approval of transfer of IIA funded know-how to another Israeli company may be granted only if the recipient assumes the obligations under the Innovation Law and may be subject to royalty payments to the IIA. In addition, any change of control in REE, and any change of ownership that would cause a non-Israeli to become an “interested party” as defined in the Innovation Law (which includes any person who holds 5% in the Company or has a right to appoint a director), requires written notice to the IIA. Such non-Israeli interested party is required to sign an undertaking on a standard form required by the IIA, to comply with the rules and regulations applicable to IIA funding programs, including the restrictions and limitations on the transfer of IIA funded know-how. These terms and conditions may limit and/or delay the Company’s ability to engage in certain potential transactions, including in connection with its strategic transaction process, and may reduce the potential consideration received by REE in connection with such transaction(s), including, for example, a transaction that involves the transfer of IIA funded know-how outside of Israel by any amounts that REE is required to pay to the IIA.

The terms of funding received from the Israel-U.S. Binational Industrial Research and Development could require us in certain instances to satisfy certain conditions, including the receipt of prior approval and/or repayment of certain amounts, in connection with certain transactions.

In the past, REE received grants from the Israel-U.S. Binational Industrial Research and Development, or BIRD, in connection with the development of Softwheel products, totaling approximately $747,000. For clarity, REE previously operated under the name Softwheel Ltd. in connection with its original advanced in-wheel suspension technology segment. Reference to Softwheel herein is only with respect to such technology segment. Currently, the Company has abandoned, and does not utilize, market, exploit, or sell any BIRD funded product, any related IP and/or technology and any derivative of any of the foregoing, and the Company further believes that none of the foregoing are incorporated into REE’s technology and/or products. As a result, the Company neither expects to make any royalty payments to BIRD nor any repayment, including in connection with any potential strategic transaction to which the BIRD agreement may potentially apply. Notwithstanding the foregoing, in the event that BIRD determines that REE technology and/or products contain any BIRD funded product, any related IP and/or technology and any derivative of any of the foregoing, REE may be required to provide notice to, and obtain the prior approval of, BIRD as part of certain types of potential strategic transactions. In connection therewith, REE may also be required, depending on the specific facts and circumstances, to repay the grants received, and, in the event of non-payment, BIRD has a right to one half of any sales proceeds, subject to certain conditions being fulfilled.

Risks Related to REE’s Dual Class Structure

The dual class structure of our Ordinary Shares has the effect of concentrating voting power with REE’s Founders, who serve as its Chief Executive Officer and Chief Technology Officer, respectively, which limits an investor’s ability to influence the outcome of important transactions, including a change in control.

The Class B ordinary shares, without par value, of REE, or Class B Ordinary Shares, have 10 votes per share, while shares of Class A Ordinary Shares have one vote per share. REE’s Founders, Daniel Barel and Ahishay Sardes, hold all Class B Ordinary Shares granting each of them, when combined with each of their holdings of Class A Ordinary Shares, approximately 27.3% and 26.9%, respectively, of voting power and together approximately 54.2% of the voting power of REE, as of May 5, 2026. See “Item 7A. Major shareholders”. As a result, if they act together, they will be able to control matters submitted to REE’s shareholders for approval (unless such Class B Ordinary shareholder(s) has a personal interest, which otherwise prevents the exercise of such shareholder(s)’ voting power), including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets or other major corporate transactions (although neither Founder individually has a majority of the voting power). REE’s Founders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. While the Class B Ordinary Shares do not have any economic rights, this concentrated control may have the effect of approving, delaying, preventing or deterring a change in control of REE, could deprive its shareholders of an opportunity to receive a premium for their shares as part of a sale of REE, and might ultimately affect the market price of shares of Class A Ordinary Shares.

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
•actual or anticipated fluctuations in our financial and operating results, including the publication of a going concern in our financial statements;
•changes in foreign currency exchange rates;
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
•actual or anticipated changes in estimates as to financial results, commercialization timelines or recommendations by securities analysts;
•disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•significant lawsuits, including supplier, patent, or shareholder litigation;
•variations in our financial results or those of companies that are perceived to be similar to us;
•market conditions in our market sector;
•general economic, political, and market conditions and overall fluctuations in the financial markets in the United States and abroad; and

•investors’ general perception of us and our business.

Stock markets in general and our stock price in particular have recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies and our Company. For example, the closing sale prices of our Class A Ordinary Shares from January 1, 2025 through December 31, 2025, ranged from a high of $9.3450 per share (on January 2, 2025) to a low of $0.5500 per share (on June 25, 2025). These broad market fluctuations may adversely affect the trading price of our securities. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our Class A Ordinary Shares to fluctuate substantially, which may limit or prevent our shareholders from readily selling their Class A Ordinary Shares and may otherwise negatively affect the liquidity of our Class A Ordinary Shares.

In addition, if the price of our Class A Ordinary Shares continues to trade at its current level, it may imply as a negative indicator of the valuation of our intangible and/or tangible assets, which could result in an impairment for these assets.

Risks Related to REE’s Incorporation and Location in Israel

Political, economic and military conditions in Israel could adversely affect REE’s supply chain, business, operations, and ability to raise capital.

REE is incorporated under the laws of the State of Israel, and its principal research and development facilities, including
REE’s major data centers, and executive offices are located in Israel. In addition, the majority of REE’s key employees, officers, and directors are Israeli citizens. Accordingly, political, economic and military conditions in Israel directly affect its business. In recent years, Israel has been engaged in armed conflict with terrorist organizations in the Middle East, including Hamas in the Gaza Strip, Hezbollah in southern Lebanon, and the Houthis in Yemen. For example, since October
7, 2023, Israel has been in a state of war with Hamas and other terrorist organizations in the Gaza Strip and in military conflict with Hezbollah and the Houthis. Although certain ceasefire agreements have been reached, there is no assurance that these agreements will fully mitigate hostilities, be upheld and/or continue in the near future. For example, despite a prior ceasefire, Israel and Hezbollah have resumed armed conflict following renewed attacks by Hezbollah in March 2026. It is possible that other terrorist organizations as well as other hostile countries will join the hostilities and that such clashes may escalate in the future into a greater regional conflict. Additionally, instability in Syria has previously led Israel to engage in armed actions therein and it may do so again in the future. In 2025, for twelve days Israel engaged in armed conflict with Iran and the United States launched its own military strikes on Iran. Such conflict ended in a ceasefire agreement. In late February 2026, Israel and the United States attacked Iran, which triggered a broad Iranian military response across the Middle East and has contributed to significant regional instability including with respect to the Straight of Hormuz. The conflict and its impact on the Middle East, in particular, remains highly fluid, and we are unable to predict if, when, or on what terms, it will be fully resolved. Although certain ceasefire agreements have been reached, there is no assurance that these agreements will fully mitigate hostilities, be upheld, be respected, or remain in force, and additional hostilities and escalations may occur at any time.

We are headquartered in Israel and a significant portion of our management, research and development and other critical functions are located in Israel. As a result, our operations are directly affected by the security situation in Israel. The ongoing hostilities and regional instability have led, and may continue to lead, to disruptions in our workforce, including due to military reserve duty obligations of employees, as well as delays or interruptions in our operations, supply chain, and ability to travel or conduct business internationally. In addition, geopolitical developments may negatively impact our relationships with customers, suppliers, and partners, and may affect our ability to raise capital or operate in certain markets. Additionally, geopolitical tensions involving Israel may result in reputational risks or reduced willingness of certain counterparties to engage with us.

While our facilities have not been damaged during the current period, in the event that REE’s facilities are damaged as a result of conflict or hostilities otherwise disrupt REE’s operations in Israel, its research and development could be materially adversely affected along with REE’s ability to manage its operations from its headquarters. For example, shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt REE’s management and employees’ ability to effectively perform their daily tasks. Certain of the conflicts have led to a deterioration of certain indicators of Israel’s economic standing, including downgrades in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch.

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
Moreover, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, actions of certain international bodies along with activists who advocate for the boycott of Israel, have developed and may continue to foster a negative perception of Israel and/or its citizens, which may include its businesses. For example, the 2024 ruling of the International Court of Justice with respect to Israel’s actions during the Gaza war following the October 7, 2023 attack and the International Criminal Court’s
November 2024 arrest warrants for Prime Minister Benjamin Netanyahu and then-Defense Minister Yoav Gallant have enhanced anti-Israeli political efforts. The foregoing efforts by countries, activists, and international bodies, particularly if they become more widespread, may materially and adversely impact our business, including if any suppliers or partners terminate or seek to terminate our commercial relationship due to such efforts.

Any conflict involving Israel, the interruption or curtailment of trade between Israel and its trading partners, significant downturn in the economic or financial conditions in Israel, or any political instability in the region could adversely affect
Israel’s economy, business conditions and/or our business operations, results of operations, and financial condition. It may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments pursuant to force majeure provisions in such agreements. This may also make it more difficult for us to enter into customer agreements and/or to receive purchase orders for our products, to raise capital, either of which would adversely affect our business, results of operations and the market price of our Class A Ordinary Shares.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity and/or regional conflict(s), there have been periods of significant call-ups of military reservists, including in response to the October 7, 2023 attack. REE’s operations and business could be disrupted by such call-ups, particularly if such call-ups include members of REE’s management.

Political instability in Israel could also disrupt REE’s operations. Having held five general elections between 2019 and
2022, government policy is subject to regular disruptive changes. Additionally, over the past few years there have been widespread protests regarding various political issues. Prime Minister Benjamin Netanyahu is also currently standing trial on corruption and it is not clear to what extent this will affect the stability of the government. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, growth prospects, and our ability to raise additional funds.

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

It may be difficult to enforce a judgment of a United States court against us and certain of our officers and directors in
Israel or the United States, to assert United States securities laws claims in Israel or to serve process on certain of our officers and directors.

We are incorporated in Israel and all but one of our executive officers and four of our directors reside outside of the United States. Most of REE’s assets are located outside of the United States and assets of the aforementioned executive officers and directors may be located outside of the United States. Therefore, a judgment obtained against REE, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against s in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

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

REE reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Because REE qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, shareholder proposals, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act that require our 10% shareholders to file public reports of their share ownership and trading activity and create liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

As discussed above, REE is a foreign private issuer, and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to REE on June 30, 2025. In the future, REE would lose its foreign private issuer status if (1) more than 50% of its outstanding voting securities are owned by U.S. residents and (2) a majority of its directors or executive officers are U.S. citizens or residents, or it fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If REE loses its foreign private issuer status, it will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. REE would also have to comply with U.S. federal proxy requirements, and its officers, directors and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, it would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, REE would incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer.

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

As of December 31, 2025, REE had 1,884,364 Class A Ordinary Shares available for future grant under the 2021 Plan and 154,284 shares available under the Employee Stock Purchase Plan. There were 3,574,908 Class A Ordinary Shares underlying outstanding options under its equity incentive plans, at a weighted average exercise price of $2.80 per share, 3,387,972 of which were vested and exercisable. Additionally, there were 950,588 Class A Ordinary Shares underlying outstanding RSUs under its equity incentive plan.

Future sales of large amounts of shares into the public markets may adversely affect the market price of Class A Ordinary Shares.

We have issued and sold, and may continue to issue and sell, additional Class A Ordinary Shares and/or securities convertible or exchangeable into Class A Ordinary Shares in the public markets. Such sales in the past have included our ATM program, securities offerings during 2024, and our registered direct offerings during March 2025. As a result, a substantial number of our Class A Ordinary Shares can be sold in the public market, along with sales by investors that purchased our securities in connection thereto. For example, as further described in Item 7.A of this Annual Report, among other shareholders, M&G currently holds 18.9% of our Class A Ordinary Shares along with additional shares that it can acquire through Warrants and Convertible Notes whereas Motherson currently holds 18.1% of our Class A Ordinary Shares. These shareholders along with other shareholders of REE could sell any or all of their shares at any time on the public market or to a person who wishes to acquire control of us, including in circumstances where such shareholder(s) no longer believes in REE, its management, financial condition, and/or business plan. Sales of a substantial number of our Class A Ordinary Shares in the public markets, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares and/or impair our ability to raise capital through the sale of additional equity securities. Such large sale amounts could likewise keep our share price below the minimum bid amount on Nasdaq, which may cause us to be delisted if we are unable to reestablish compliance with the minimum bid amount.

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

A non-U.S. corporation generally will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest, dividends, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of REE and its subsidiaries, there is a significant risk that REE was a PFIC for U.S. federal income tax purposes for 2025, and REE may be a PFIC for U.S. federal income tax purposes for the current or future taxable years. This is a factual determination that depends on, among other things, the composition of REE’s income and assets, and the market value of its shares and assets, including the composition of income and assets and the market value of shares and assets of its subsidiaries, from time to time, and thus a complete determination can only be made annually after the close of each taxable year. Furthermore, the value of our gross assets is likely to be determined in part by reference to our market capitalization, which may fluctuate significantly. Thus, no assurance can be given as to whether REE will be a PFIC in the current or any future taxable year. In addition, REE’s U.S. counsel expresses no opinion with respect to REE’s PFIC status for 2025, current, or future taxable years.

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
B. Business Overview

Company Overview

We are an automotive technology company that develops and produces cutting edge SDV technology designed to manage vehicle operations and features through proprietary-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced zonal SDV architecture is designed to integrate seamlessly with legacy systems to improve vehicle safety, performance, and reliability. By centralizing key vehicle functions, the architecture seeks to enhance modularity, redundancy, and stability, and to enable what we believe to be safer and more efficient vehicle platforms. Powered by secured AI and deep over-the-air upgradability, REE’s technology allows for continuous updates and improvements throughout a vehicle’s lifespan. This makes Powered by REE® vehicles adaptable to customer and market changes and designed with future autonomy and connectivity in mind.

Reliant upon our patent-protected SDV technology, our full by-wire P7 electric commercial truck is certified under U.S. Federal Motor Vehicle Safety Standards, or FMVSS. Powered by REE® vehicles demonstrate our commitment to offer what we believe to be intelligent, flexible, and scalable mobility solutions while shortening and streamlining the processes, costs and time to market for such vehicles for our customers.

Our approach of “complete not compete” allows original equipment manufacturers, or OEMs, and other customer types to license our technology in order to design and build vehicles tailored to their specific requirements using REE’s scalable, future-ready platform. Our technology and collaborative application programming interface, or API, approach allows our customers to connect their current and future operating systems and application layers having significant input on the design of the system according to their individual needs. In addition, our software flexibility allows delivery and logistics fleets, dealers, Mobility-as-a-Service, or MaaS, providers and others to incorporate their Voice of the Customer, or VoC, input into new vehicle designs and applications. Incorporation of this voice allows these customers to design vehicles that are better tailored to the specific needs of their end-user base and the market in which they service. Additionally, in February 2025, we launched REEai Cloud to provide advanced data analytics based on artificial intelligence capabilities, among others.

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

We believe that by incorporating our proprietary software through our certified hardware architecture, our potential customers and customers can design and bring to market new vehicles faster and at a lower cost, which may improve their competitiveness in their respective markets. By “completing and not competing”, we can partner with customers, including OEMs, in the automotive industry where electric and autonomous vehicles will be “Powered by REE”, allowing for what we aim to be a faster and larger adoption of our X-by-Wire technology and electrification at scale.

Until our production pause, we focused our efforts on producing our P7 vehicle lineup for the North American medium-duty truck segment due to what we believe to be its total addressable market size, importance of TCO improvements for commercial fleets, and strong business case for fleet operators and logistic companies to electrify their fleets. We had targeted delivery and logistic fleets, dealers, new mobility players, MaaS providers, and autonomous driving companies. Our goal had been to allow these companies to build entire fleets based on our SDV Powered by REE platforms. We had aimed to offer many customer benefits including a reduced TCO, lower maintenance and spare-part inventory management costs, higher active and passive safety standards, improved vehicle efficiency, ADAS, and increased fleet management system compatibility.

In furtherance of such goals, we had also partnered with various dealerships in North America in an effort to build one of the largest commercial EV dealership networks. As of May 15, 2025, our dealer network had spanned across approximately 80 locations in both the U.S. and Canada, each an Authorized Dealer. Each of our Authorized Dealers had placed initial orders for our P7 products, with certain Authorized Dealers having also placed follow-on capacity reservations. We have also entered into a non-binding memorandum of understanding with a leading technology company to produce autonomous shuttles. Our reservations include both binding sales orders and non-binding capacity reservations, including those from our March MOU (defined below). Reservations are intended to include deliveries over the next few years.

Furthermore, as a technology company, we had sought to partner with other leaders for the production and assembly of our
P7 vehicle lineup. In 2024, we entered into a strategic partnership with Motherson Group, one of the largest automotive component manufacturers with operations in more than 400 facilities across 44 countries globally. Through this partnership we expected Motherson to manage our global supply chain and drive operational and manufacturing improvements, impacting our production line, supply chain management, bill of materials, and cost structure. In addition, we contracted with Roush Industries Inc., a leading global product development supplier operating across more than 30 countries, to assemble our P7 lineup in its U.S. facilities in Michigan. Prior to our production pause, we had begun the necessary preparations at Roush’s Michigan facility for deliveries to the North American market such as tooling with respect to the assembly of Powered by REE® vehicles. In tandem, prior to our production pause, we had commenced the production of our initial vehicles for delivery.

Prior to our production pause, we had made progress on the following main business fronts:

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

Recent Business Developments & Initiatives

Advancing negotiations with OEMs, Tier 1s and mobility players for integration of our SDV and x-by-wire technology into vehicle platforms

We are in active discussions with several global vehicle manufacturers who are interested in integrating our SDV and x-by-wire technology into their vehicles in order to leverage our technology and shorten their time to introduce their vehicles to the market. We are seeing that OEMs are looking to expedite their transition to SDV architectures, and therefore collaborating with technology pioneers like us can allow automakers, in our view, to protect and regain market share by offering customers more technologically advanced vehicles with better TCO and performance as well as decreasing their research and development costs. Our philosophy of “complete not compete” allows global OEMs, major automotive companies, and other customer types to access our SDV technology, which they can integrate into current and future product lines across multiple vehicle categories. We are seeing interest from OEMs that are evaluating our SDV technology, which may include interest with respect to our x-by-wire technology, REEcorner®, and/or our Software-as-a-Service, or SaaS, offerings.

Strategic Alternative Process

On May 1, 2026, the Company announced that it had initiated a review of strategic alternatives to maximize shareholder value. These strategic alternatives may include a potential sale of the Company or all or a portion of its assets, a merger or other strategic business combination, a reverse merger, strategic partnership(s), licensing opportunities, or other strategic transactions. The Company expects the strategic review process to proceed on an expedited basis. The Company’s Board of Directors has engaged TD Securities (USA) LLC as its financial advisor to assist it in the strategic review process.

While this strategic review is underway, the Company does not intend to disclose or comment on developments related to its review unless and until its Board of Directors has approved a specific transaction, or it has otherwise been determined that further disclosure is appropriate or necessary. There can be no assurance that this strategic review will result in any transaction, nor any assurance as to the outcome or timing thereof.

November 2025 Mitsubishi Fuso Memorandum of Understanding

On November 18, 2025, we announced that we entered into a non-binding memorandum of understanding, or the MOU, with Mitsubishi Fuso Truck and Bus Corporation, or Mitsubishi Fuso. The MOU is intended to enable Mitsubishi Fuso to evaluate REE’s SDV technology and x-by-wire technology for the purpose of potentially nominating REE as the sole supplier for a scalable vehicle-motion-platform based on REE x-by-wire and SDV architecture to be applied on Mitsubishi Fuso’s product line beyond 2032. Under the MOU, the parties agreed to collaborate on a proof-of-concept project over a one-year period that focused on the conversion of a Mitsubishi Fuso eCanter electric truck into a software-defined vehicle powered by REE’s SDV technology. REE also sent one of its P7-C demonstration vehicles to Mitsubishi Fuso for evaluation and demonstration purposes. The MOU does not obligate either party to proceed with a commercial relationship or enter into any definitive agreement. As of the date of this Annual Report, REE has completed the third and final phase of the proof-of-concept project and a team from Mitsubishi Fuso arrived to test drive the converted vehicle. We expect to ship the converted vehicle to Mitsubishi Fuso in Japan for a leadership demonstration by the end of May 2026 or during June 2026.

Technology Company Shuttle Project

On March 18, 2025, we previously announced the entry into a non-binding memorandum of understanding, or the March
MOU, with a global technology company. On August 15, 2025, we converted our March 2025 memorandum of understanding with a leading technology company into the Definitive Agreement, which became binding and effective upon its execution. However, the commencement of the Definitive Agreement has not yet occurred. Under the Definitive Agreement, REE and the technology company have agreed to collaborate on the design and development of autonomous shuttle prototypes based on our proprietary SDV technology, subject to the commencement of the Definitive Agreement, which date is subject to certain satisfaction of certain conditions precedent, such date being the Commencement Date. Following the Commencement Date and subject to the implementation of the Definitive Agreement, we expect to generate up to approximately $107 million over an expected two-year development period, with payments structured on a phased, milestone-based basis, including an initial payment upon the Commencement Date and additional payments tied to development progress. The Definitive Agreement became effective upon execution, but the Commencement Date will occur only upon satisfaction of certain conditions precedent, which have not occurred as of the date of this Annual Report. REE has completed all actions required to trigger the Commencement Date, and the remaining conditions precedent in order to trigger the Commencement Date must be satisfied solely by the counterparty and are outside of REE’s control. The Definitive Agreement also contemplates a potential subsequent production phase relating to Level 4 autonomous public transportation vehicles, incorporating REEcorner modules, which would be subject to the successful completion of the development phase and the negotiation and execution of a separate serial supply and after-market agreement. Prior to the Commencement Date, each party has a contractual right to withdraw from the Definitive Agreement. To-date, neither party has delivered a notice to withdraw from the Definitive Agreement.

BorgWarner Collaboration

On December 29, 2025, we announced entry into a non-binding memorandum of understanding with BorgWarner, or the
BorgWarner MOU, a Tier 1 automotive supplier, and its motion brand Cascadia. The BorgWarner MOU provides a framework for cooperation related to the evaluation, development, and potential commercialization of a next-generation electric drive unit, or EDU, based on REEcorner technology for global OEM electrification programs. The new EDU product will be jointly developed by BorgWarner, Cascadia Motion, and REE. The BorgWarner MOU provides for a phased commercial plan, including the potential for royalty-based arrangements and time-limited exclusivity option for the distribution of an EDU that integrates BorgWarner’s Cascadia drive unit (motor and inverter) with REEcorner technology, subject to further evaluation, negotiation, and the execution of definitive agreements. In addition to the EDU-focused product offering, the parties plan to evaluate demand for complete SDV solutions, including standalone REEcorner units and REE’s SDV products, which could supplement the EDU offering or provide additional capabilities for OEM customers.

Pause of Vehicle Production

Due to what we believed to be unforeseen and unpreventable circumstances surrounding U.S. trade policy with respect to tariffs and trade wars, on May 15, 2025 we paused our production plans with respect to our P7-S Strip Chassis and P7-C
Chassis Cab and Cutway Chassis products until the situation stabilizes. We had stated that once we better understand the final determinations with respect to country-specific tariffs and trade deals, should they materialize, we would expect to address our next steps with respect to such production. As of the date of this Annual Report, the production pause is still in place. As described under “Cost of Revenues” and “Other Expenses” below, we have taken certain impairments and write-offs in connection with our production pause. For the sake of clarity, as discussed in “Liquidity and Capital Resources,” based on our current financial condition, we do not expect to make a determination regarding any possible resumption of production until we have sufficient capital to support production needs, and there can be no assurance that we will obtain such capital or resume production at all.

In connection with this pause and our cost reduction initiatives, we reevaluated certain suppliers and other contractual relationships, resulting in the termination of our agreement with Roush Industries, as contract manufacturer, along with other suppliers. In connection therewith, in certain cases we entered into negotiated resolutions of outstanding obligations and, in one case, arbitration proceedings were commenced, which was ultimately settled. Since our production pause, we have focused on less capital-intensive commercialization pathways, including through licensing of our SDV technology and offering our REEcorners to OEMs, suppliers, and other customers. In particular, we have continued discussions with several potential customers about the integration of REE’s zonal SDV architecture and x-by-wire technology into their future vehicle models. We have also been working to collaborate with other Tier 1 suppliers to produce vehicle components based on REEcorner modules to support higher levels of functional safety, including ASIL-D, and to improve efficiency and time to market through over-the-air updates.

Vehicle Production Prior to Production Pause

Prior to this production pause, as part of the commercialization of our P7 lineup, in September 2024, we had announced that we selected U.S.-based Roush Industries, a leading global product development supplier operating across more than 30 countries, to assemble our P7 vehicles at its U.S. facility. We had also built out a network of carefully curated authorized dealers, which we refer to as our Authorized Dealership Network, focusing on those that have embraced the EV future of commercial vehicles and that are in geographic areas of high demand. In certain cases, our Authorized Dealer Network, were located in states that provided their own tax incentives. Through this dealer network, we had expected to provide sales and service points to the fleet customers across North America.

By the end of 2024, we had approximately 80 Authorized Dealership Network locations across the U.S. and Canada, which as of May 15, 2025, had each placed initial orders for our P7 vehicles. Certain Authorized Dealers also had placed follow-on capacity reservations. Our reservations had included both binding sales orders and non-binding capacity reservations, including those from our March 2025 memorandum of understanding with a leading technology company. Reservations were also intended to include deliveries over the next few years.

Such Authorized Dealership Network had included: Pritchard EV, Tom's Truck Center, Industrial Power & Truck
Equipment, New England Truck Solutions, FMI Truck Sales & Services The Truck Shop, Monarch Truck Center, Ry-Den
Truck Center, Jim Reed’s Truck Sales, Inc., Fleet Direct Sales, Specialty Vehicles & Equipment Ltd., McCandless Truck
Centers, Lynch Truck Centers, Midwest Transit Equipment, LLC, XPO Auto Sales, Inc. and Harris Auto Group (BC).

During 2024, we also delivered our P7-C cab chassis demonstration trucks for fleet evaluations in North America through our Authorized Dealer Network. Our demonstration program was intended to allow potential fleet customers the opportunity to experience the benefits of our P7-C commercial vehicle in multiple upfitting configuration based on several partnerships with leading upfitters in North America. As of May 2025, we had conducted more than 400 demonstrations.
In addition, during 2024, we obtained interest in, and support of, our SDV technology vehicle through additional partnerships. In particular, Penske began demonstrations of our P7-C truck upfitted with a 16-foot Wabash (NYSE: WNC)
DuraPlate® body to Penske Trucks Leasing, which had begun to offer Powered by REE® electric vehicles to its customers for demonstration and orders across North America. We also had sent U-Haul our P7-S platform for evaluation as a solution to support the electrification of its fleet. During 2024, Knapheide showcased our P7-C with a KUV body, which was aimed to provide benefits including low load floor, greater driver maneuverability and comfort and high driver visibility. Lastly, Mission Mobile had signed a non-binding agreement with us to build a mobile healthcare fleet using REE trucks—highlighting our SDV technology’s versatility across applications.

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

If and when we resume production, our ability to do so will depend on our financial condition, access to capital, and the outcome of any strategic or restructuring actions, and we would expect to build to order and have aligned our production plan with what we expect to be our current reservation trajectory. We believe that this strategy would allow us to maximize our capital efficiency.

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

Prior to our production delay we supported and incentivized, and if and when we resume production, we would expect to support and incentivize, our ADN in certain ways that further enhance their economics for selling our vehicles with the goal of lowering acquisition costs. For example, we seek to create brand awareness for our Authorized Dealers through our brand and SDV technology promotional efforts, including through social media campaigns, trade shows, and other demonstrations, while also providing each of our Authorized Dealers with the necessary marketing materials, presentations, discount product options, and sales and product trainings to aid them in their sales efforts. In order to provide customer service, we are leveraging our ADN to provide after-sales parts and service. We believe that this provides Authorized Dealers with parts and service revenues to help drive profitability and allows them to be partners to the fleets in their service areas with respect to our vehicles. We have started training our authorized dealers to certify technicians to provide service on our vehicles, which we believe will assist in facilitating adoption by fleets. We anticipate further expanding our ADN in North America.

Additionally, we had pursued, and would expect to again pursue if and when we resume production, multiple go-to-market paths to accelerate the adoption of our SDV vehicles by commercial fleet owners and operators. This includes collaborations with partners not only to develop full vehicle offerings, such as leading upfitters, but also to provide a comprehensive ecosystem of enabling capabilities and services, such as after-sales, service and Data-as-a-Service, or DaaS, in order to allow for a smoother transition for our potential customers from internal combustion engine, or ICE, vehicles to EV fleets.

If and when we resume production, we anticipate taking a measured approach to continue to allow time for customer and end-user feedback, stabilize production processes and quality assurance and, most importantly, optimize our bill of material and production costs.

Market Opportunity for SDV Vehicle Technology

According to Morgan Stanley’s 2023 report titled “The Migration to SDVs”, the SDV market is projected to grow at a compound annual growth rate of 41% from $147 billion in 2024 to $1.16 trillion by 2030. SDV accounted for just 3% of automotive production in 2021 and may represent 90% of new vehicle production by 2029. OEMs also appear to be taking an increased interest in SDV technology and incorporating it as a part of their overall strategy. For example, in 2024, Rivian established a joint venture with Volkswagen International America Inc. and Volkswagen AG and its affiliate to build electrical architecture and software technology together for future electric vehicles. General Motors also completed its acquisition of GM Cruise Holdings LLC, which it uses to lead in autonomous and software-defined vehicles, according to its public reports. Ford Motor Company has similarly expressed, according to its public report, that electric and software-defined vehicles will play an increasingly important role for its future.

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

•Growth Anticipated in Last-Mile and Mid-Mile Delivery Market. The rise of e-commerce has led to growth in the transportation services and logistics providers that provide e-commerce services. This in turn feeds into a need for delivery vehicles with increased productivity and efficiencies. According to Statista, in the e-commerce market, the number of users is expected to amount to 4.1 billion users by 2030 and revenue in the e-commerce market is projected to reach $3.88 trillion in 2026. We believe that the durable design and added benefits of our P7 lineup positions us to compete in this market.

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

REE’s X-BY-Wire Technology and Zonal SDV Architecture

We deploy our x-by-wire vehicle technology and zonal SDV architecture to control a vehicle’s functions and drive through a combination of software, data, and hardware.

REE Software: REE’s proprietary-developed software is designed to centralize the control of the vehicle through a high-performance vehicle’s main electronic control unit, or ECU. This control enables significant development synergies by preserving core FuSa and Autosar based software development achievements including motion and stability dynamic functions and ISO 26262 and 21434. Our software further controls a vehicle’s performance and system management, including ADAS, vehicle controls, vehicle dynamics, infotainment systems, brake managements systems, and autonomous-ready systems. Additionally, during a vehicle’s drive, its data-as-a-service, or DaaS, sensors gather thousands of data points per second and communicate them for incorporation into our software along with driver behavior and analysis. Such data points could include, among others, weather conditions or other environmental conditions. Using such data, our software communicates with our hardware to administer commands with respect to the braking, steering, and driving of the vehicle. Through this method, we believe that our software can enable strong electronic stability control, or ESC, in adverse conditions and in emergency maneuvers. We have also built into our software certain fail operational design redundancies to ensure functionality is preserved in the event of a failure, should it occur. We design such redundancies in an effort to have no single point-of-failure. In addition, our software is designed in a zonal architecture that allows to connect multiple “zones” from third parties such as ADAS, telecommunication, vehicle control units, in addition to supporting multiple operating systems from different OEMs. The zonal architecture design supports our collaboration with OEMs and allows OTA updates of core components and capabilities without damaging the integrity or stability of the system. The usage of zonal architecture also allows for the allocation of redundant computing power and capabilities in the event of a malfunction without the need to have additional backup systems.

REE Hardware: In collaboration with Infineon and Vitesco, we built a fast and strong SoC to power our proprietary software in a zonal architecture that reduces the number of ECUs in a vehicle. Through this we believe that it lowers costs, accelerates time-to-market for our customers, provides OTA support, and provides a technology that we design in an effort to make future-proof. Specifically, along with our zone specific ECUs, we use a combination of two main ECUs, our REEGateway ECU, and REECenter ECU hardware to form the backbone of our SDV technology.

The REECenter ECU serves as the software-defined nerve-center that synchronizes steering, braking, propulsion, and traction with a design to provide ASIL-D functional safety, cybersecurity-by-design and true fail-operational redundancy for next-generation electric and autonomous vehicles. More specifically, it provides holistic motion control by harmonizing steering, braking, acceleration and traction in real-time with an aim to provide smooth and predictive vehicle dynamics. Through dual independent inertial measurement units, or IMUs, which serve as vehicle sensors, along with wheel-speed, voltage, current, and thermal inputs, the REECenter ECU seeks to achieve millisecond-level situational awareness. Additionally, the ASIL-D safety architecture uses dual local-step compute channels, built in diagnostics and watchdogs in an effort to meet ISO 26262 standards. For redundancy, it is designed with fail-operational power and communications in an effort to keep the vehicle controllable during faults.

The REE Gateway serves as a secure data router and is designed to connect in-vehicle networks with external cloud and fleet systems. In particular, it is designed to route and secure data between all in-platform CAN networks, and “foreign” devices (LiDAR, OBD, diagnostics, OTA) to maintain controlled, prioritized communication. It runs two Infineon AURIX processors in lock-step with a dedicated watchdog, SPI, and interrupt links for fail-operational control in the event of a failure. It relies on certain security methods to build integrity and trust and supports SSL/TLS sessions for cloud links.

Moving to the zonal architecture, the REEzonal ECUs are designed to consolidate and control steer, brake, and drive functions within each vehicle zone. Such ECUs also provide capabilities to obtain over-the-air updates, provide vehicle diagnostics, and data monitoring with respect to various data sets from a vehicle. These localized ECUs consolidate and control steer, brake, and drive functions within each vehicle zone. Here as well, we have built certain fail operational design redundancies into our hardware to maintain vehicle functionality in the event of a failure, should it occur.

REEai Cloud: To improve a vehicle’s drive and enhance its awareness of the surrounding environment, we have developed REEai Cloud. REEai Cloud is a software-as-a-service product that provides advanced data analytics to fleet operators for vehicle and service optimization with the aim of further reducing TCO, enhancing safety, and optimizing vehicle driving features. For example, our payload monitoring system is designed to provide fleet operators with real-time weight data calculations, potentially reducing fines that result from overweight payloads. Similarly, such monitoring system is designed to improve vehicle stability and tire wear-and-tear based upon real-time data with respect to a vehicle’s payload weight. We believe that such product can deliver more real-time data to fleet operators for actionable insights, which helps optimize their fleet performance, creating an additional revenue source for REE. We can offer REEai Cloud as a standalone product while also selling it for integration with other products.

REEcorners®: Our revolutionary REEcorner® is a compact single module that integrates critical vehicle drive components (steering, braking, suspension, powertrain and control) into the area between the chassis and the wheel. Use of these REEcorners provides for a versatile, customizable, modular platform that can be adapted to mission-specific applications. This versatility is designed to permit fleet operators, technology companies and OEMs to design and develop vehicles tailored to their specific requirements. Each REEcorner® is an independent assembly that is capable of being controlled and managed by an independent ECU, which controls corner level functions with the capability to have the REEcenter ECU coordinate all corner-level functions. REEcorner® was developed to be compatible with our X-by-Wire technology to allow for better vehicle control through each REEcorner® of the vehicle, eliminating all mechanical connections between the REEcorners® and the steering wheel and pedals in the driver cabin and the wheels and braking systems. Unlike in current vehicles, where steering, braking and acceleration are controlled through mechanical and hydraulic systems, REEcorners allow for each of these functions to be performed entirely through software wired control. Each module is independently controlled, eliminating traditional mechanical linkages. Once each of our REEcorners are positioned across the four corners of a chassis, they are designed to independently improve driving precision on the road, which we believe produces a more safe vehicle overall. Also, eliminating the steering column removes a common source of serious injury in frontal collisions. We have further designed our REEcorners to be fully redundant, facilitating fail-operational function of each REEcorner®. This technology offers customers a more responsive and smoother driving experience. REEcorner® can be integrated into full vehicles or a chassis and our approach can meet the needs across a diverse set of potential customers. REEcorners® are our IP-protected foundational technology and a key differentiator, designed to allow Powered by REE vehicles to deliver greater efficiency, lower TCO, and complete design flexibility, all while being autonomous-ready.

In sum, the key features of REE’s next-generation SDV technology include:

•X-by-Wire architecture, which has been FMVSS-certified (described below) for public roads
•Unified SDV architecture powered by ultra-high performance Gen4 ECUs
•Adaptive vehicle dynamics learns and enhances driving, safety and stability
•REEai Cloud for vehicle and services optimization and advanced data analytics
•Autonomous-ready full X-by-Wire redundancy designed in a manner that draws from ISO 26262 ASIL-D level for L4-5
•Core over-the-air technology with virtual security operations, cybersecurity, and real time encryption and
•Virtual software development environment drastically reduces development cycles and total time to market

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

Each of the aspects of our technology described above layers on benefits to a potential customer, however they are built to be stand alone. We believe that when each of these are combined together it provides a customer with the greatest set of long-term competitive benefits that we can offer in terms of versatile, customizable, modular platforms that can be adapted to mission-specific applications. With this level of versatility, we believe that it provides fleet operators, OEMs, and other customers alike the ability to design and develop vehicles tailored to their particular requirements while seeking to reduce the total cost of ownership.

Further highlighting our innovation, we were named a CES 2025 Innovation Award® Honoree for our SDV technology and were awarded Frost & Sulivan's 2025 Company of the Year award in the North American Electric Medium-Duty Vehicle Platform Industry category.

REE’s Products

REE’s goal is to serve counterparties and customers with a range of electric and SDV solutions, including X-by-Wire systems, zonal SDV architecture, software services, complete commercial EVs, stripped chassis, and REEcorner® modules. REE provides different paths to partner with it to construct SDVs. These paths range from licensing its SDV technology, SDV engineering partnerships, all the way through full vehicle engineering and production partnerships. Having this range of offerings allows a customer to either (i) build mission-specific vehicles built on REE SDV technology, which they can tailor to their vehicle size, design, power-source, and driving mode (i.e., it is autonomous-ready) needs, and/or (ii) to receive an EV commercial vehicle that offers the benefits of SDV technology, EV, modularity, among other benefits, in a prepackaged solution.

As an initial product, we had designed and previously launched the P7 lineup in an effort to present our SDV technology through a prepackaged commercial vehicle to provide a technological demonstration for how our technology can be implemented and showcased in practice in an actual vehicle. Due to what we believed to have been unforeseen and unpreventable circumstances surrounding U.S. trade policy with respect to tariffs and trade wars, we paused our production plans with respect to our P7-S Strip Chassis and P7-C Chassis Cab and Cutway Chassis products until the situation stabilizes. Prior to this production pause, as part of the commercialization of our P7 lineup, we had built out a network of carefully curated authorized dealers, which we refer to as our Authorized Dealership Network, focusing on those that have embraced the EV future of commercial vehicles and that were in geographic areas of high demand. In certain cases, our Authorized Dealer Network, were located in states that provided their own tax incentives. Through such network, we had expected to provide sales and service points to the fleet customers across North America.

As further described below in our Go-to-Market strategy section, since our production pause, we advanced our Phase 2 software business and focused our efforts on securing proof-of concepts, design wins and/or partnerships with OEMs and technology companies with respect to the integration of our SDV technology products into their vehicles. Licensing REE’s SDV technology allows OEMs and technology companies to design and build vehicles tailored to their specific requirements by deploying REE’s zonal SDV architecture, x-by-wire, and proprietary software packages of advanced vehicle dynamics, chassis control, body control, autonomy integration, safety systems, and connectivity. Such potential customers can also integrate REE’s steer-by-wire, brake-by-wire and drive-by-wire independent wheel control into their own vehicle functionalities, platforms, and applications, including autonomous applications. Through a partnership with REE, these customers can likewise collaborate on the design and development of vehicle prototypes and road-ready vehicles based on our proprietary SDV technology. Such projects can include collaboration between the engineering teams of REE and the customer to transform existing traditional vehicle infrastructures and designs into software-defined models.

Powered by REE Solutions

REECore

Through a license of our unified zonal SDV architecture and x-by-wire technology, OEMs and technology companies can power motion, safety, power, and connectivity, which can also be adapted to multiple vehicle classes and platforms. This technology includes built-in diagnostics, OTA update capabilities, and fleet data integration. Through a REECore partnership with REE, OEM engineering teams work collaboratively with REE’s staff to convert their traditional commercial vehicles into next-generation commercial vehicles that are designed to be smarter, safer, and upgradable cloud-connected software-defined trucks. The deployment of our REE zonal architecture ECU design simplifies the integration and reduces the hardware complexity to allow OEMs to standardize across multiple vehicle platforms. This product’s built-in cybersecurity, AI-driven serviceability, and continuous OTA updates are designed to provide a future-proof foundation for autonomous and connected capabilities. Through a REECore partnership, OEMs receive a tested, road-ready SDV solution that is designed to accelerate their time-to-market without compromising safety or performance. Moreover, this product is designed to reduce downtime, lower the total cost of ownership, and unlock new data-driven revenue for OEMs and technology companies alike.

REEautonomy

Customers can deploy our REEcorner® technology to enable independent steer-by-wire, brake-by-wire and drive-by-wire wheel control across different means of autonomous transportation. This technology allows for more precise maneuverability and real-time adaptability while integrating into third party autonomous algorithms that operate the mode of transport. For customers interested in launching autonomous transportation, REE’s technology provides certain key advantages, including:

•Integrated hardware and software that combines REE’s zonal architecture, x-by-wire systems, and embedded intelligence for AV readiness in an effort to provide more safe and scalable autonomy,
•Autonomous intelligence, which provides advanced sensing, artificial intelligence, and data fusion to enable reliable real-time decision-making,
•Improved safety features through an ASIL-D compliant architecture that includes redundant, fail-operational design and built-in cybersecurity, and
•A scalable platform that is designed to support Level 4-5 autonomy and that is adaptable across commercial fleets and diverse vehicle platforms.

Through REE’s configurable drive-by-wire architecture, customers deploying autonomous software can obtain more precise control, along with a manual override as an added safety precaution. This technology likewise integrates with third party hardware and sensors, providing a real-world test environment for autonomous algorithms.

REEmotion By-Wire

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

Each of the component systems that form our REEcorners® and P7 chassis are engineered in an effort to achieve optimal performance. We place a strong emphasis on functional integration, allowing for increased modularity. This is aimed to reduce the total number of parts and platform size, ultimately providing more usable interior space in the vehicle cabin and a more cost-effective offering. By leveraging our modular REE products, along with our efficient design and streamlined production process, we anticipate that new vehicle models can generally be developed and produced in 24 to 36 months, however specialized specifications and requirements from customers such as OEMs could require additional time, depending on the technical specifications and customization. We had been developing core hardware and software technologies for our REEcorner® both in-house at our UK Integration Facility and pursuant to development agreements with certain strategic partners, with the goal of achieving superior vehicle dynamics while raising the bar for safety. See the discussion of “Vehicle Production Prior to Production Pause” below for the current status of these vehicles.

Our Competitive Strengths

We believe that our disruptive SDV technology and value proposition are unique to the industry and will offer a number of competitive strengths.

Attractive value proposition, safety, and superior total cost of ownership

Our SDVs aim to have lower TCO than ICE vehicles. We believe that vehicles built on our products will have a lower TCO than those of our competitors, which can enhance customer and end-user satisfaction. More specifically, we expect to derive our TCO advantages from our asset-light production model, low costs of operations due to anticipated greater cargo volume, and lower maintenance costs due to predictive maintenance and the REEcorner’s durable design. We plan to work with strategic partners to integrate into their products our predictive data services through smart service and artificial intelligence in combination with over-the-air updates that seek to ensure maintenance is performed before a part may fail. Specifically, our REEai Cloud product relies upon real-time data and historical usage patterns, as drawn from our SDVs, to predicatively seek to identify when the wear and tear to an SDV vehicle part may require maintenance. Such predictive maintenance can assist operations managers seeking to optimize their operations in order to avoid unscheduled maintenance events that are costly and disruptive to their fleets. Through our predictive maintenance, we believe that it can provide fleet managers with the information to allow them to better schedule a particular vehicle’s route around when a part is predicted to require service. We believe that such advanced warning systems could provide savings by eliminating unnecessary part replacements, reduce downtime for vehicle repairs, and improve the lifespan of the vehicle.
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

Our track record of invention and early development of our products has afforded us many years to innovate across hardware and software, which we believe has created substantial advantages in our targeted markets as a result of our industry know-how and proprietary trade secrets. Our research and development efforts have resulted in a strong intellectual property portfolio, and we have filed for patent protection for several of our key inventions across key markets of the world, resulting in, as of May 4, 2026, approximately 177 active or pending patent applications for SDV products, component systems, X-by-Wire, testing and enhanced product manufacturability, of which approximately 100 are granted patents and utility models. Granted patents are related to (i) unique suspension, steering, powertrain, and brake systems, (ii) corner modules encompassing vehicle subsystems for controlling the operation of the vehicle, (iii) installation and swapping of corner modules, (iv) communication and control systems for operating individual corner modules and vehicle platform, (v) flat chassis designs, (vi) and manufacturing and testing methodologies.

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

CapEx-light and flexible production approach

Prior to our production pause and UK property lease assignment, we had sought to produce our REEcorner® in our Global Integration Center in Coventry, UK. REEcorners® were designed for ease of manufacture, and to benefit from our capex-light strategy through a fully commissioned production line. Previously, this product line had thirteen robotic stations run by only seven operators, and offered a production capacity of 40,000 REEcorners® (10,000 vehicles) annually based on a single shift per day. Our production line had been commissioned at above the current required capacity and could have been duplicated quickly to support any future expansion needs.

Outside of producing our core technology as a technology company, we had sought to partner with other leaders for the production and assembly of our P7 vehicle lineup. To that end, in 2024 we entered into a strategic partnership with
Motherson Group, one of the largest automotive component manufacturers with operations in more than 400 facilities across 44 countries globally. Through this partnership we had expected Motherson Group to manage our global supply chain and drive operational and manufacturing improvements, impacting our production line, supply chain management, bill of materials, and cost structure. Motherson Group was also intended to enable us to scale faster while avoiding common operational challenges faced by others in the automotive space.

In addition, in 2024 we had contracted with Roush Industries Inc. to assemble our P7 lineup in its U.S. facilities in
Michigan. Prior to our production pause, we had begun the necessary preparations at Roush’s Michigan facility for deliveries to the North American market such as tooling with respect to the assembly of Powered by REE® vehicles. In tandem, we had commenced the production of our initial vehicles for delivery. We had expected that following the completion of the assembly and integration preparations at the Roush facility, to ship our REEcorners to such location for full vehicle assembly.

Through our production approach, we had sought to reduce our up-front capital investment and eliminate recurring fixed costs and overhead that would be required for us to own and operate our own product assembly facilities. We believed that this would have otherwise enabled us to remain a comparatively asset-light enterprise, which would have further helped to increase our operating margin and overall return on investment.

In the future, leveraging the flexibility inherent in the REEcorner® design, we have the ability to scale up or down from the Class 4 and 5 market that we serve today.

Lowering Acquisition Costs

With capital efficiency in mind, as we have noted above, we seek to “complete not compete”.

Prior to our production delay, we supported and incentivized, and if and when we resume production, we would expect to support and incentivize, our ADN in certain ways that further enhance their economics for selling our vehicles with the goal of lowering acquisition costs. For example, we seek to create brand awareness for our Authorized Dealers through our brand and SDV technology promotional efforts, including through social media campaigns, trade shows, and other demonstrations, while also providing each of our Authorized Dealers with the necessary marketing materials, presentations, discount product options, and sales and product trainings to aid them in their sales efforts. In order to provide customer service, we are leveraging our ADN to provide after-sales parts and service. We believe that this provides Authorized
Dealers with parts and service revenues to help drive profitability and allows them to be partners to the fleets in their service areas with respect to our vehicles. We have started training our authorized dealers to certify technicians to provide service on our vehicles, which we believe will assist in facilitating adoption by fleets. We anticipate further expanding our
ADN in North America.

Additionally, we had pursued, and would expect to again pursue if and when we resume production, pursuing multiple go-to-market paths to accelerate the adoption of our SDV vehicles by commercial fleet owners and operators. This includes collaborations with partners not only to develop full vehicle offerings, such as leading upfitters, but also to provide a comprehensive ecosystem of enabling capabilities and services, such as after-sales, service and Data-as-a-Service, or DaaS, in order to allow for a smoother transition for our potential customers from internal combustion engine, or ICE, vehicles to
EV fleets.

If and when we resume production, we anticipate taking a measured approach to continue to allow time for customer and end-user feedback, stabilize production processes and quality assurance and, most importantly, optimize our bill of material and production costs.

Key Certifications

In September 2023, we obtained a certification from the U.S. Environmental Protection Agency for our P7-C vehicles. In
January 2024 of the following year, upon the completion of a test program, which included third party evaluation, we became the first in the U.S. to obtain a FMVSS certification on our P7-C through the self-certification process for a fully by-wire vehicle of any category. Following this, in March 2024, we obtained two certifications from the California Air
Resources Board, or CARB, on our P7-C. The two certifications include (1) Phase 2 Greenhouse Gas, or GHG, covering the complete vehicle and (2) the new Zero Emission Powertrain, or ZEP certification. Obtaining these certifications enabled our P7-C to qualify for applicable incentives in California and other states that follow CARB guidance. In
February 2025, our P7-C was approved for California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive
Project, or HVIP. We believe that each of these achievements further demonstrates the strength of our SDV technology while also providing an additional means, to the extent applicable, for customers to potentially lower their TCO through certain incentive programs.

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

Specifically, in contrast to production, which requires ongoing supplier-related costs, including the sourcing of parts and components for vehicle assembly and a dedicated space and the labor to ultimately assemble a vehicle, licensing requires a software connection point and a customer’s system compatibility with our SDV technology, now that it is developed, tested, and road-ready. As a result, we believe that licensing of this technology to OEMs will provide a more lucrative value proposition (although our ability to execute this strategy will depend on our financial condition, access to capital, and the outcome of any strategic or restructuring actions) than the sale of our P7 lineup in the long-term, including through a subscription-based revenue model. Moreover, licensing provides us with additional opportunities for customer specification and customization, which can likewise add additional margin with typically less significant changes to our proprietary software to run our SDV technology on a customer’s system.

Additionally, with respect to recurring revenues, we anticipate that proof-of-concepts, design wins and/or partnerships with OEMs or other technology companies can present opportunities for non-recurring engineering, or NRE, arrangements and royalty revenues in connection with vehicles built upon our technology. In particular, we believe that partnerships with OEMs and technology companies can include NRE arrangements pursuant to which we are reimbursed for a portion of the design, development and testing expenses associated with integrating our SDV technology with our customers’ systems. We further believe that following a design win and the integration of our software and SDV technology into OEM vehicles, it presents a longer-term opportunity for recurring revenues from the SDV technology license once such vehicles are sold to end-users.

Two Phase Implementation

To implement Phase 1 of our go-to-market strategy effectively, prior to our production pause, we had sought to foster relationships with dealers and fleets (including as accessed through such dealer networks), and to have such dealers join our registered Authorized Dealers, with fleets then able to purchase vehicles from them. Additionally, over 2024, we delivered several P7-C demonstration trucks to specified ADNs in North America to showcase their features for fleet evaluations. We sought to demonstrate that the customizable architecture provided through both our complete commercial truck and stripped chassis supports mission-specific builds and what we believed to be more efficient fleet utilization. Our expectation was to see growth in fleets seeking to electrify and to use more efficient methods to manage their fleets. Fleets can accomplish this by cutting down time from vehicles repairs, which we believed that our EV vehicle addressed, including through the REEcorner® repair and/or predictive maintenance offering. We had planned to provide REEcorner® technology and Powered by REE® EV platforms for companies to build their ideal vehicles customized to their specific requirements.

Specifically, we value the strategic importance of vehicle production, which we believe primarily serves as a technological demonstration of the application of our SDV technology in practice and as a method to produce our P7 products to address what we believe to be a near-term demand for commercial fleets looking to electrify. For these reasons, as part of our Phase one implementation, we had built our UK Engineering Center and REE’s Integration Center at Coventry, UK for the design, validation, verification, testing, homologation, and assembly of our products, including our REEcorner.

Furthermore, during 2024, we entered into a partnership with Roush for the assembly and integration of our products as our contract manufacturer at their Michigan facility. Roush was intended to provide a strong U.S. presence to bring our products to the North American market. With respect to our supply chain, in September 2024, we executed a supply chain management services agreement with Motherson, pursuant to which we appointed Motherson provide services relating to development, management, and optimization of our supply chain. This included supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration.

In addition, during 2024, we had made progress in obtaining interest in, and support of, our SDV technology vehicle through additional partnerships. For example, Penske performed demonstrations of our P7-C truck upfitted with a Wabash body, and U-Haul received one of our products and has evaluated it as a solution to electrify its fleets. Additionally, Knapheide showcased our P7-C with a KUV body, which was aimed to provide benefits including low load floor, greater driver maneuverability and comfort and high driver visibility. Additionally, Mission Mobile had signed a non-binding agreement with us to build a mobile healthcare fleet using REE trucks—highlighting our SDV technology’s versatility across applications.

We also previously obtained EPA certification for our P7-C chassis cab and P7-S stripped chassis products in 2023. Moreover, in 2024, we became the first company in the U.S. to achieve FMVSS certification on a vehicle controlled fully by wire. We further achieved CARB certification in 2024. We believe that these achievements demonstrate the strength of our technology.

To round out our implementation of Phase 1, we partnered with Airbus Upnext, which sought a by-wire system for its autonomous airplane taxiing driving system. In partnership thereto, Airbus Upnext successfully tested an autonomous shuttle built on our SDV technology in 2024. This successful test demonstrated that our SDV technology can provide the actual autonomous results that we set out to promote when designing our technology to be autonomous-ready.

By the end of 2024, we had secured reservations from approximately 25 Authorized Dealers. We had used such Authorized Dealers in an effort to market to their sales network of around 200 potential fleet customers. We also previously entered into an arrangement to serve as a qualified vendor under a four-year Sourcewell contract, giving over 50,000 government and educational entities access to our SDV trucks.

With regard to Phase 2 implementation, during 2024, we previewed our SDV technology with several OEMs, and during 2025, we delivered a prototype to an OEM in connection with their design requests. We also shared concept designs with other OEMs as part of this strategy. Moreover, we signed the March MOU with a leading technology company, and converted it into a definitive agreement in December 2025, which if commenced following the fulfillment of several conditions, can lead our entry into the autonomous shuttle market. As a continuation of this strategy, we had aimed to grow our customer base by continuing to market our SDV technology products to OEMs and technology companies in an effort to secure customer partnerships and design wins.

As we continue Phase 2, we aim to continue dialogue with OEMs based on our current positive market traction and to work toward the sharing of concept designs, building of prototypes, and ultimately working to secure design wins from OEMs to incorporate our technology into their vehicle lineup. See our risk factor in Item 3.D. titled “We invest significant effort and money seeking customer, including OEM, selection of our products and there can be no assurance that these efforts will result in the selection of our products...”

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
•Production efficiency.

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

Patents

As of May 4, 2026, we had approximately 177 pending and registered patents in the U.S. and globally, of which approximately 100 are granted and utility models. In addition, we have six (6) families of design patents registered globally. Our patent applications are directed to, among other things, EV products, component systems, x-by-wire and enhanced product manufacturability, for example, corner modules, flat chassis, electrical and control systems, brake and steering systems, wheel assemblies, and testing. We generally review our development efforts to assess the existence and patentability of new inventions, and we may file additional patent applications when we determine it would benefit our business to do so.

Trademarks and Service Marks

We have pursued global registration of our domain names and products and services trademarks. We use registrations to protect trademarks used in our business as well as claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion. As of May 4, 2026, we have successfully registered trademarks for “REE” and “R3E” logo in approximately thirteen (13) jurisdictions and also have trademarks for “REEcorner” and “Powered by REE” registered and/or pending across various jurisdictions globally.

Government Regulation

Laws in the U.S.

Certain of our products are, or may become subject to, the U.S. National Traffic and Motor Vehicle Safety Act, as amended, or Safety Act, and numerous regulatory requirements established by the National Highway Traffic Safety Administration, or NHTSA, an operating administration of the U.S. Department of Transportation, or DOT, including applicable FMVSS standards. We must also comply with all of NHTSA’s applicable U.S. Federal Motor Vehicle Safety Standards, or Safety Standards. Additionally, under the Safety Act, if and when we resume production, we must certify that our vehicles meet all applicable Safety Standards, as well as the NHTSA bumper standard, or are otherwise exempt from such standards prior to our vehicles being sold in the U.S. The categories of Safety Standards that apply to our vehicles would include crashworthiness requirements, crash avoidance requirements, and EV-specific requirements.

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

In 2023, we became the first company to achieve FMVSS certification on a vehicle controlled fully by-wire. There are regulatory changes being considered for several FMVSSs, however on January 20, 2025, the Trump Administration issued an executive order delaying the approval of final rules, which affected the proposed rules for several FMVSS.

If and when we resume production, our P7-C may be subject to the Clean Air Act, as administered by the EPA, and the California Air Resources Board, or CARB, certification for vehicle greenhouse gases and zero emission powertrains. This requires that we obtain an EPA-issued Certificate of Conformity and a CARB executive order with respect to the emissions for our vehicles. We obtained the EPA certification in late 2023, achieved CARB certification in March 2024, and the California HVIP approval in February 2025. Additionally, additional warranty, durability, and other “zero-emission vehicle assurance measures” may be required for vehicles certified to Advanced Clean Cars Two standards and sold in California. Other states may adopt similar standards.

The battery modules on our P7 vehicles, if and when we resume production, may need to conform to mandatory regulations that govern transport of “dangerous goods,” defined to include lithium-ion batteries, which may present a risk in transportation. The governing regulations, which are issued by the Pipeline and Hazardous Materials Safety Administration, are based on the UN Recommendations on the Safe Transport of Dangerous Goods Model Regulations and related UN Manual Tests and Criteria. The regulations vary by mode of shipping transportation, such as by ocean vessel, rail, truck or air. If and when we resume production, we may use lithium-ion cells in the high voltage battery packs in our vehicles. The use, storage, and disposal of the battery modules is regulated under federal law.

We may also be subject to “Right to Repair” laws, which may require us to provide third-party access to our network and/or vehicle systems.

Emissions Credits

If and when we resume production, if we were to deploy batteries to fully power our vehicles, we may be able to generate credits from regulatory standards that we can monetize through the sale of our products, including in California and other states that have adopted the California standards applicable to light-duty and medium-duty vehicles, The EPA and NHTSA also set minimum GHG emissions and CAFE standards applicable to light- and medium-duty vehicles. These federal regulations require that manufacturers of light- and medium-duty vehicles meet minimum standards pertaining to GHG emissions and fuel economy based on a vehicle’s footprint or overall dimensions.

In addition, in 2022, the EPA reinstated California’s ability to establish its own vehicle emission standards in lieu of the federal standards. These standards, which have also been adopted by “Section-177” states, provide additional credit generating opportunities beyond the federal programs. President Donald Trump’s executive order titled “Unleashing American Energy”, which was signed on January 20, 2025, may have direct implications on the policies and regulations that impact the automotive and transportation industries. This order seeks to rescind waivers granted by the EPA for California's zero emission vehicle regulations with a focus on eliminating any “electric vehicle mandates” and terminating “state emission waivers that function to limit sales of gasoline-powered vehicles”, and modify and/or eliminate the greenhouse gases, or GHG, standards for applicable to certain trucks. As a result, the status of U.S. emission regulations and tax incentives remains uncertain at this current time.

Federal and State Incentives in the United States
The federal government in the U.S. may from time-to-time use certain incentive programs to encourage the adoption of alternative fuel vehicles, including tax exemptions, tax credits, exemptions, and special privileges. Additionally, a number of states and municipalities in the U.S. likewise may from time-to-time offer incentive programs to encourage the adoption of alternative fuel vehicles, including tax exemptions, tax credits, exemptions, and special privileges. The actions and policy changes by the Trump Administration have created uncertainty with respect to such incentives and credits. On July 4, 2025, the Trump Administration signed the reconciliation bill, commonly known as the One Big Beautiful Bill Act, or OBBBA, into law. Among other items included therein, OBBBA ended EV charging infrastructure tax credits and certain tax credits for electric vehicles.

International Laws

Additionally, our P7 vehicles are not currently subject to non-U.S. safety, environmental and other regulations. Many of those regulations are different from those applicable in the U.S. and may require redesign and/or retesting, if and when we resume production. For example, the E.U. has established new approval and oversight rules requiring that a national authority certify compliance with heightened safety rules, emissions limits and production requirements before vehicles can be sold in each E.U. member state. These changes could impact the rollout of new features in Europe.

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
C. Organizational Structure

Name of Subsidiary	Country of Incorporation and Place of Business	Proportion of Ordinary Shares Held by REE
REE Automotive UK Limited *	United Kingdom	100%
REE Software UK Ltd.	United Kingdom	100%
REE Automotive USA Inc.	United States	100%
REE Automotive GmbH	Germany	100%
REE Automotive Japan K.K.	Japan	100%
*On May 5, 2026, REE Automotive UK Limited commenced an administration process in the United Kingdom in connection with its corporate wind down. In connection therewith, REE established REE Software UK Ltd, a newly organized entity in the United Kingdom. For further information, see Item 5.A. under the section titled “United Kingdom Administration”.
D. Property, plants, and equipment

Our principal executive offices are located at Kibbutz Glil-Yam 4690500, Israel. Until April 7, 2026 we had fully occupied and utilized an office space totaling approximately 35,520 square feet (3,300 square meters), under a lease agreement that expires in the second half of 2026, with an option to extend the lease until 2031. On April 7, 2026, we entered into an agreement with our landlord to permit the use of approximately 11,840 square feet (1,100 meters) of this space by a third party in exchange for a monthly payment (including the associated monthly municipal taxes) by such party, which is expected to be paid directly to the Company’s landlord. Additionally, the third party is expected to reimburse the Company monthly for one-third of its average total monthly utility expense (e.g., water, electric). All other terms of the Company’s lease remain unchanged. As a result, the Company’s monthly lease payment is expected to be reduced to two-thirds of the original lease payment amount. Therefore, as of the date of this Annual Report, we are only utilizing approximately 23,681 square feet (2,200 square meters) of our principal executive office in Kibbutz Glil-Yam for our Company’s operations.

In addition, we have the following facilities that we consider to be material as well as certain immaterial facilities:

1.Previously, REE had entered into a lease agreement for its UK Engineering Center and Launch Factory, which was located in Coventry, UK. The facility was approximately 130,000 square feet (approximately 12,077 square meters), under a lease agreement that expired in 2032. REE had utilized this facility for engineering, process validation activities, along with product assembly operations. In March 2026, REE, through its wholly-owned UK subsidiary (REE Automotive UK Limited), entered into an agreement with the landlord and a third-party assignee for the assignment of the lease agreement relating to such facility. As a result, effective March 10, 2026, REE no longer occupies such facility.

2.REE operates a testing facility in MIRA Technology Park in the UK for an approximately 4,693 square foot (436 square meters) facility. REE utilizes this facility for product engineering design, validation, verification and testing, as well as product homologation. REE’s lease for this facility may be terminated by either party upon three months’ notice.

3.Previously, REE had entered into a lease agreement for its Austin, Texas facility in the U.S. The facility was approximately 118,132 square feet (10,975 square meters), under a lease agreement that expired in 2032. In 2025 and 2024, we partially subleased this facility to third parties, which was terminated in the end of 2025. REE has not utilized this facility in 2026 and the landlord retook possession of the property. On May 8, 2026, REE, through its wholly-owned U.S. subsidiary (REE Automotive USA Inc.) entered into an agreement with its landlord to terminate its lease and the obligations therein. As a result, effective May 8, 2026, REE no longer occupies such facility. See also note 20 to our financial statements.

Aside from our own facilities, in 2024, we had entered into an agreement with Roush to serve as our contract manufacturer for the assembly and integration of our vehicles. Prior to our production pause, such activities were conducted at Roush’s Southeast, Michigan facility with approximately 47,200 square feet (approximately 4,385 square meters) of dedicated space. Following our production pause, we are no longer using these facilities and the agreement was terminated during 2025.

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
A. Operating results.
The information contained in this section should be read in conjunction with our audited financial statements for the years ended December 31, 2025 and 2024 and related notes and the information contained elsewhere in this Annual Report. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Forward-Looking Statements", “Risk Factors” and in other parts of this Annual Report on Form 20-F.Our financial statements have been prepared in accordance with the generally accepted accounting principles in the U.S., or U.S. GAAP.
For a discussion of our consolidated statements of operations for the years ended December 31, 2024 and 2023 and our cash flows for the years then ended, see the section “Operating and Financial Review and Prospects” in our annual report on Form 20-F (File No. 001-40649), as filed with the SEC on May 15, 2025.

Company Overview

We are an automotive technology company that develops and produces cutting edge SDV technology designed to manage vehicle operations and features through proprietary-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced zonal SDV architecture is designed to integrate seamlessly with legacy systems to improve vehicle safety, performance, and reliability. By centralizing key vehicle functions, the architecture seeks to enhance modularity, redundancy, and stability, and to enable what we believe to be safer and more efficient vehicle platforms. Powered by secured AI and deep over-the-air upgradability, REE’s technology allows for continuous updates and improvements throughout a vehicle’s lifespan. This makes Powered by REE® vehicles adaptable to customer and market changes and designed with future autonomy and connectivity in mind.

Reliant upon our patent-protected SDV technology, our full by-wire P7 electric commercial truck is certified under U.S. Federal Motor Vehicle Safety Standards, or FMVSS. Powered by REE® vehicles demonstrate our commitment to offer what we believe to be intelligent, flexible, and scalable mobility solutions while shortening and streamlining the processes, costs and time to market for such vehicles for our customers.

Our approach of “complete not compete” allows original equipment manufacturers, or OEMs, and other customer types to license our technology in order to design and build vehicles tailored to their specific requirements using REE’s scalable, future-ready platform. Our technology and collaborative application programming interface, or API, approach allows our customers to connect their current and future operating systems and application layers having significant input on the design of the system according to their individual needs. In addition, our software flexibility allows delivery and logistics fleets, dealers, Mobility-as-a-Service, or MaaS, providers and others to incorporate their Voice of the Customer, or VoC, input into new vehicle designs and applications. Incorporation of this voice allows these customers to design vehicles that are better tailored to the specific needs of their end-user base and the market in which they service. Additionally, in February 2025, we launched REEai Cloud to provide advanced data analytics based on artificial intelligence capabilities, among others.

Our SDV technology is a combination of software, electrical hardware, and by-wire technology. We aim to offer many customer benefits including a reduced TCO, lower maintenance and spare-part inventory management costs, higher active and passive safety standards, improved vehicle efficiency, ADAS, and increased fleet management system compatibility.
We further believe that by incorporating our proprietary software through our certified hardware architecture, our potential customers and customers can design and bring to market new vehicles faster and at a lower cost, which may improve their competitiveness in their respective markets. By “completing and not competing”, we believe that we can partner with customers, including OEMs, in the automotive industry where electric and autonomous vehicles will be “Powered by REE”, allowing for what we aim to be a faster and larger adoption of our X-by-Wire technology and electrification at scale.

We have made progress discussing the integration of our SDV technology into certain OEMs’ model lineups in certain markets and categories, from passenger vehicles to heavy duty commercial trucks.

On May 15, 2025, REE announced a decision to implement a temporary pause of its previously planned production in light of significant uncertainty in the global macroeconomic environment and evolving U.S. trade policy impacts on the automotive industry and supply chains, including our P7-S Strip Chassis and P7-C Chassis Cab and Cutaway Chassis products. To-date, the temporary pause remains in effect.

Recent Developments

Except as otherwise described below, see our discussion under the section titled “Recent Business Developments & Initiatives” in Item 4.B. for further developments with respect to our business.

United Kingdom Administration

On May 5, 2026, REE Automotive UK Limited, a private limited company organized under the laws of England and Wales, or REEUK, and a wholly-owned subsidiary of the Company, commenced an administration process in the United Kingdom. Immediately prior to this process, certain REEUK employees were transferred to REE Software UK Ltd, a newly organized entity in the United Kingdom. Following the appointment of an administrator, such administrator will seek to sell any or all of REEUK’s assets to one or more third parties, in order to maximize recoveries for creditors, and to wind down any of its remaining operations.

Nasdaq Minimum Bid Price Notification

On July 3, 2025, we received notice from Nasdaq’s Listing Qualifications Department that we were not in compliance with the Minimum Bid Price Requirement. We were provided until December 29, 2025 to regain compliance, which generally requires our Class A Ordinary Shares to close at or above $1.00 for at least 10 consecutive business days.

On December 29, 2025, REE requested an extension of 180-days to cure the Minimum Bid Price Requirement from Nasdaq. Nasdaq granted REE’s extension request on December 30, 2025 and set June 29, 2026 as the deadline to achieve compliance. We intend to monitor the closing bid price of our Class A Ordinary Shares and to consider available options to regain compliance.

2025 Annual General Meeting and Board Appointment

On January 22, 2026, we held our annual general meeting for the fiscal year-end 2025, or the Meeting, at which our shareholders approved: (i) a proposal to approve the re-election of each of Hicham Abdessamad, Carlton Rose, Ittamar Givton, Rajesh Goel, Ahishay Sardes and Daniel Barel to serve as directors of the Company, each to hold office until the close of business on the date of the next annual general meeting of shareholders and until his respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement, (ii) to approve an amendment to the Company’s Articles to increase the authorized share capital of the Company to 75,333,333 Class A Ordinary Shares, and 2,780,570 Class B Ordinary Shares, and (iii) to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025, and its service until the next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.

Special General Meeting of Shareholders

On November 13, 2025, we held a special general meeting of shareholders at which shareholders approved certain amendments to our compensation policy, and a special cash bonus award for 2024 to Daniel Barel and Ahishay Sardes along with related amendments to each of their respective employment terms, in each case as described in our proxy statement filed with the SEC on October 9, 2025, as supplemented on November 12, 2025.

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

Known Trends

Financial Condition & Going Concern Qualification

The Company’s consolidated financial statements included herein have been prepared on a going concern basis. Therefore, the accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of these uncertainties. See Note 1 “General” to the consolidated financial statements included as part of this Annual Report for a further discussion of our liquidity and the conditions that raise substantial doubt regarding our ability to continue as a going concern. The Company generated a net loss of $55.8 million for the year ended December 31, 2025, as compared to a net loss of $111.8 million for the year ended December 31, 2024.

In connection therewith, we expect to incur significant expenses and continuing losses for the foreseeable future, and there is substantial doubt that we will have sufficient funds to satisfy our obligations for the foreseeable future and through the next 12 months from the date of this Annual Report if we are unable to obtain sufficient additional funding or do not have access to capital to finance our current business plan. We therefore require substantial additional capital to fund our operations for the foreseeable future. Absent any potential strategic transaction, additional revenues, further cost-reduction measures or additional funding, we currently estimate that our existing financial resources will be sufficient to fund our projected operating costs and expected cash requirements into, but not beyond, the middle or the end of the second quarter of 2026. Management is actively pursuing additional financing opportunities, including through discussions with existing shareholders, as well as strategic transactions and further cost-reduction initiatives in order to extend the Company’s liquidity runway. However, there can be no assurance that such efforts will be successful or available on acceptable terms. If we are unable to obtain additional funding, consummate a strategic transaction(s), generate additional revenues or further reduce costs, we may need to significantly curtail or modify our operations and strategic plans. While we have taken steps to reduce our cash requirements through our cost reduction plan in an effort to extend our cash runway, we can provide no assurance as to the success of such efforts. See Item 3.D., Risk Factors - “REE has a history of losses, and expects to incur significant expenses and continuing losses for the foreseeable future, and there is substantial doubt that we will have sufficient funds to satisfy our obligations through the next 12 months.” Until we can generate sufficient revenue and positive gross margins, we expect to finance our operations through the issuance of equity or convertible debt or other equity-linked securities along with debt financings or credit facilities, which would likely include restrictive convents relating to our capital raising activities and other financial and operational matters. The amount and timing of our future funding requirements will depend on many factors, including demand for our SDV products by OEMs and technology companies and expense levels, among others. Because we generally incur the costs and expenses from our efforts before we receive any incremental revenue with respect thereto, if any, our losses in future periods will be significant. In addition, these efforts have been and may continue to be more expensive than we currently anticipate and these efforts may not result in sufficient revenue if we do not achieve design wins or technology companies do not purchase our products in sufficient volume, which would further increase our losses.

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

If we are unable to generate cash flow, we may be required to adopt one or more alternatives, such as winding down or restructuring our business, selling assets, restructuring our Convertible Notes or obtaining additional equity capital on terms that may be onerous or highly dilutive. In the event of the occurrence of any of the above, it would likely qualify as an event of default under our Convertible Notes, unless otherwise waived by the holders thereof, and thereby trigger the acceleration of a payment in an amount equal to one hundred thirty percent (130%) of the outstanding principal amount plus the accrued interest thereof on the date on which the first event of default occurred, together with all costs, including, without limitation, legal fees and expenses, of collection. As of December 31, 2025, the outstanding principal amount of our Convertible Notes was $8.5 million, and the aggregate outstanding balance, including accrued interest, was $10.3 million.

Tariffs, Trade Policies, and Import and Export Controls

In 2025, the Trump Administration imposed, rescinded, modified, rolled-back, and continues to impose/reimpose tariffs and trade barriers, and additional trade restrictions could be implemented on a broad range of products, geographic regions, and/or raw materials. Such tariffs have led, and may continue to lead, to the imposition of retaliatory tariffs or other measures taken by foreign countries, which may in turn lead to additional tariffs imposed or measures taken by the Trump Administration. Such items can increase the prices associated with vehicle parts and vehicle production and may reduce demand for SDV technology overall due to such costs. It may also limit our ability to procure raw components or raw materials or impede or slow the movement of goods across borders. In addition, tariffs may raise the prices for vehicles, which could reduce demand and thus the need for our SDV technology.

In August 2025, the U.S. Court of Appeals for the Federal Circuit, or the Court, affirmed a Court of International Trade, or
CIT, ruling that held that the trafficking and reciprocal tariffs imposed by the Trump Administration exceeded the authority delegated to the U.S. president. The Court also affirmed the CIT’s grant of declaratory relief that the orders are invalid as contrary to law. However, the Court vacated the CIT’s grant of a permanent injunction universally, allowing such tariffs to remain in place while an appeal is sought. The Trump Administration appealed the decision to the U.S. Supreme Court, which on February 20, 2026, held that President Trump was not authorized to impose the specified tariffs under the International Emergency Economic Powers Act. Despite the Supreme Court’s decision, significant uncertainty remains, including the imposition of additional tariffs by the Trump Administration subsequent to the Supreme Court decision.

In addition, while the Trump Administration has announced certain trade deals, including with China, implementation of such agreements may be prolonged, including as a result of the government approval processes, and disagreements between contracting parties may arise. All of the above have increased uncertainty regarding the ultimate effects of tariffs and trade policy on economic conditions and its ultimate impact on our industry and business. For additional information, see Item 3.D. Risk Factors in this Annual Report.

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

Electric Vehicle Market Demand

With electrification on the rise for commercial fleets, we anticipate increased demand for EV solutions. In particular, REE has observed increase support for EVs in recent years as Tesla has become a dominant player in a once insular automotive industry. Additionally, in 2021 traditional OEMs had announced that they will transition their resources to producing EVs. Whereas EVs were traditionally marketed to niche areas, we had seen traditional OEM’s establishing waiting list for customers who want to purchase the electric version of their mainstream vehicles.

In REE’s view, this trend is driven by several factors. A rising environmental consciousness is encouraging customers to weigh their emission footprint. As a zero-emission alternative to traditional ICE options, an EV that can match or exceed an ICE in performance is a natural choice. Assisting with that choice, local and national governments previously implemented both various forms of rebates and credits for the purchase of an EV and prohibitive ICE regulations to expedite the rise of e-mobility by accelerating the push for zero emission vehicles and increased awareness of the impacts of global warming. As EV sales grow, EV components become more prevalent, allowing automakers to purchase parts at greater availability and lower costs, further accelerating the switch to electric. Additionally, the continuing improvement in battery technology and continuing build-out of electric charging infrastructure are decreasing range anxiety, increasing comfort with EV range capabilities and facilitating EV adoption. Lastly, particularly in the U.S. market, customers must deal with increased gas cost resulting from civil unrest and wars in countries on which they depend for gas. However, the Trump Administration’s recent policy changes could reduce or eliminate supply and demand-side incentives, resulting in slower adoption of EVs.

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

Design Wins and Proof-of-Concept

We believe that global OEMs and technology companies are continuously looking for innovative ways to improve their vehicles and have thus far been unable to product in-house systems with respect to SDV technology. Design wins along with proofs-of-concept with respect to our SDV technology is critical to our future. However, the revenue generated by a design win and/or any proof of concept, and the time necessary to achieve a design win or to complete a proof-of-concept can vary significantly, including for several years. To be competitive, we would need to maintain strong SDV technology compared to the industries’ technology and continue to offer solutions that remain superior to the competition’s, including as compared to any in-house technologies developed by OEMs or other technology companies. While we seek to work closely with OEMs and technology companies to understand their system requirements, there is no guarantee that such potential customers will purchase our SDV products in any certain quantity or at any certain price even if we are successful in achieving a design win or proof-of-concept.

Regulation for ADAS and Autonomous Driving Solutions

We have equipped our products with certain autonomous driving readiness features. Generally, laws pertaining to autonomous driving are evolving globally, and in some cases may create restrictions on advanced driver assistance or autonomous features. It is also subject to considerable regulatory uncertainty as the law evolves to catch up with the rapidly evolving nature of the technology itself, all of which are beyond REE’s control. Currently, we believe that there are no Federal Motor Vehicle Safety Standards that relate to the performance of autonomous technology and no widely accepted uniform standards to certify autonomous technology and its commercial use on public roads. However, NHTSA has established recommended guidelines, including its Standing General Order (as amended on April 24, 2025) requiring reports regarding certain crashes involving vehicles with advanced driver assistance systems. and proposed a regulation for autonomous vehicles. Certain states have legal restrictions on such vehicles, and many other states are considering them. Autonomous driving laws and regulations are expected to continue to evolve in numerous states in the U.S., which increases the likelihood of a patchwork of complex or conflicting regulations or may delay products or restrict autonomous features and availability, which could adversely affect our business. Autonomous products that may be integrated into REE products also may not achieve the requisite level of autonomous compatibility required for certification and rollout to consumers or satisfy changing regulatory requirements, which could require REE to redesign, modify and/or update its products in order to be compatible with autonomous products.

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

Tax Law and Policy Changes

On July 4, 2025, the Trump Administration signed the reconciliation bill, commonly known as the One Big Beautiful Bill Act, or OBBBA, into law. Among other items included therein, OBBBA ended EV charging infrastructure tax credits and certain tax credits for electric vehicles. It also extended certain provisions of the Tax Cuts & Jobs Act of 2017, and modified certain international tax provisions, all of which may be subject to further clarification and the issuance of interpretive guidance from the U.S. Internal Revenue Service and the U.S. Treasury. The Company is assessing the legislation and its effect on its consolidated financial statements, including as more clarity is developed with respect to the
OBBBA.

In addition, certain tax policy changes in the United States may phase out certain demand-side incentives to purchase EVs and reduce certain supply-side benefits to produce EVs, all of which may result in slower adoption of EVs and/or otherwise potentially disrupt the market for EVs.

Political Unrest Armed Conflict in Israel and Other Parts of the Middle East

In recent years, Israel has engaged in armed conflict with terrorist organizations in the Middle East, including Hamas in the
Gaza Strip, Hezbollah in southern Lebanon, and the Houthis in Yemen. For example, Israel has been in a war against Hamas and other terrorist organizations in the Gaza Strip and in armed conflict against Hezbollah in Lebanon since 2024. Although certain ceasefire agreements have been reached, there is no assurance that these agreements will fully mitigate hostilities, be upheld and/or continue in the near future. For example, despite a prior ceasefire, Israel and Hezbollah have resumed armed conflict following renewed rocket attacks by Hezbollah in March 2026. It is possible that other terrorist organizations as well as other hostile countries will join the hostilities and that such clashes may escalate in the future into a greater regional conflict. Additionally, it is possible that other terrorist organizations, as well as other hostile countries, may engage in armed conflict with Israel and that such clashes may escalate in the future into a greater regional conflict. Additionally, instability in Syria has led Israel to engage in armed actions therein and it may do so again in the future. Israel is also under current threats from Iran. In particular, for twelve days in 2025 Israel engaged in armed conflict with Iran and the United States launched its own military strikes on Iran. Such conflict ended in a ceasefire agreement. In late February 2026, Israel and the United States attacked Iran, which triggered a broad Iranian military response across the Middle East and has contributed to significant regional instability including with respect to the Straight of Hormuz. The conflict and its impact on the Middle East, in particular, remains highly fluid, and we are unable to predict if, when, or on what terms, it will be fully resolved. Although certain ceasefire agreements have been reached, there is no assurance that these agreements will fully mitigate hostilities, be upheld, be respected, or remain in force, and additional hostilities and escalations may occur at any time.

The current conflict had led to a deterioration of certain indicators of Israel’s economic standing, including a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch. Moreover, there have been and continues to be periods of political disruption in Israel, including through widespread protests regarding various political issues, multiple elections in the past, and a corruption trial of Israel’s Prime Minister.

Any conflict involving Israel, the interruption or curtailment of trade between Israel and its trading partners (including from embargos), significant downturn in the economic or financial conditions in Israel, or any political instability in the region or in Israel could adversely affect Israel’s economy, business conditions and/or our business operations, results of operations, and financial condition. It may also result in parties with whom we have agreements claiming that they are not obligated to perform their commitments pursuant to force majeure provisions in such agreements. This may make it more difficult for us to enter into customer agreements, to receive purchase orders for our products, and/or to raise capital, which would adversely affect REE’s operations and results of operations.

Key Components of Statements of Operations

Revenue

Aside from isolated projects from time-to-time, we have not begun significant commercial operations and currently have no significant revenues. Once we reach commercialization and the sales of our SDV products, which following our current production pause may in the future also include the recommencement of production, we expect that the significant majority of our revenue would likely be derived from any of the following, including a combination of, direct sales to OEMs, dealers, logistics and technology companies and, thereafter, other related products and services within the REE ecosystem.

Cost of Revenues

Cost of revenues is primarily comprised from the cost of SDVs and includes direct parts, material and labor costs, share-based compensation expenses, production overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the sale of SDVs, inventory write-downs and/or write-offs and adjustments to write down the carrying value of inventory when it exceeds its estimated net realizable value, or NRV. In 2025, our cost of revenues also included one-time costs related to the production pause.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of our costs associated with the employment of staff (excluding R&D and engineering staff), share-based compensation, legal, insurance, accounting and consulting expenses, travel and marketing expenses such as public relations activities and trade shows, costs associated with our properties, and depreciation of our fixed assets.

Other Expenses

Other expenses consist of impairment charges of long-lived assets.

Financial Income (Expenses), Net

Finance income (expenses), net consists primarily of change in fair value of derivatives liabilities, interest expenses and discount of convertible promissory notes and bank fees offset by interest income and foreign currency exchange gains or losses. Foreign currency exchange gains or losses are related to changes in the value of our non-U.S. denominated financial assets and liabilities, primarily cash and cash equivalents and operating lease liabilities related to our leased properties in Israel, the United States, and the UK. Interest income consists of interest earned on our cash, cash equivalents, and short-term investments. We expect interest income to vary depending on our average investment balances and market interest rates during each reporting period. Derivative liabilities at fair value are related to our convertible promissory notes. Fair value of derivative liabilities has and is expected to continue to vary depending on the change in stock price, volatility, risk-free rate, cost of debt and other inputs used for the fair value measurements. Interest expenses relate to the accrued interest on our short-term loans under our credit facility and our convertible promissory notes. Discount expenses relate to the amortization of the discount on our convertible promissory notes.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table sets forth REE’s historical operating results for the periods indicated:

	Year ended December 31,
	2025	2024	Change	% Changes
	USD in thousands
Revenues	$1,297	$183	$1,114	609%
Cost of revenues	17,571	3,681	13,890	377%
Gross loss	$(16,274)	$(3,498)	$(12,776)	365%

Research and development expenses, net	45,432	49,460	(4,028)	(8)%
Selling, general and administrative expenses	19,988	26,171	(6,183)	(24)%
Other expenses	24,716	—	24,716
Total operating expenses	90,136	75,631	14,505	19%
Operating loss	$(106,410)	$(79,129)	$(27,281)	34%

Income (Loss) from warrants remeasurement	37,953	(22,750)	60,703	267%
Financial income (expenses), net	10,658	(7,812)	18,470	236%
Net loss before income tax	$(57,799)	$(109,691)	$51,892	(47)%

Taxes on income (tax benefit)	(1,992)	2,063	(4,055)	(197)%
Net loss	$(55,807)	$(111,754)	$55,947	(50)%

Revenues

As previously noted, we have not begun significant commercial operations and currently have no significant revenues. For the year ended December 31, 2025, we recorded revenues in the amount of $1.3 million from SDV engineering and development services. For the year ended December 31, 2024, we recorded revenues in the amount of $0.2 million with respect to the sale of SDV prototypes to a customer.

Cost of Revenues

Cost of revenues increased by $13.9 million, or 377%, from $3.7 million for the year ended December 31, 2024 to $17.6 million for the year ended December 31, 2025. In the year ended December 31, 2025, cost of revenues was impacted primarily by a one-time non-cash inventory write-off, in the amount of $15.9 million, which had no operational use following our announced pause in production and one-time costs related thereto. This increase was partially offset by adjustments to write down the carrying value of inventory, which exceeded its estimated NRV, as part of material purchasing for preparation to production of SDVs in the year ended December 31, 2024.

Research and Development Expenses, Net

R&D expenses decreased by $4.1 million, or 8%, from $49.5 million for the year ended December 31, 2024 to $45.4 million for the year ended December 31, 2025. The decrease was primarily attributable to (i) lower non-recurring engineering and materials expenses related to the development of our P7 lineup SDVs, (ii) a decrease of $2.6 million in payroll and related expenses primarily in connection with our cost reduction plan and the reduction-in-force of R&D employees thereunder, and (iii) lower share-based compensation expenses, which decreased to $2.4 million for the year ended December 31, 2025 from $4.2 million for the year ended December 31, 2024. These decreases were partially offset by lower UK R&D tax credits, which were $2.4 million for the year ended December 31, 2025, compared to $5.7 million for the year ended December 31, 2024, the absence of a grant from APC in the UK in the amount of $3.6 million received in the year ended December 31, 2024, which was the final year in which the Company received this grant, and one-time expenses of $1.6 million related to our reduction-in-force for the year ended December 31, 2025. Excluding UK R&D tax credits, share-based compensation expense, and one-time expenses related to our R&D reduction-in-force, our R&D expenses decreased by $7.3 million, or 14%, from $51.0 million for the year ended December 31, 2024 to $43.7 million for the year ended December 31, 2025.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses decreased by $6.2 million, or 24%, from $26.2 million for the year ended December 31, 2024 to $20.0 million for the year ended December 31, 2025. The decrease was primarily attributable to (i) a lower share-based compensation expense of $2.6 million for the year ended December 31, 2025, compared to $5.4 million for the year ended December 31, 2024, (ii) a decrease of $2.7 million in payroll and related expenses primarily in connection with our cost reduction plan and the reduction-in-force of non-R&D employees thereunder, (iii) and a decrease in director and officers insurance expenses. These decreases were partially offset by one-time expenses of $0.5 million related to our non-R&D reduction-in-force for the year ended December 31, 2025. Excluding share-based compensation, and one-time expenses related to our non-R&D reduction-in-force, selling, general and administrative expenses decreased by $3.9 million, or 19%, from $20.8 million for the year ended December 31, 2024 to $16.9 million for the year ended December 31, 2025.

Other Expenses

Other expenses totaled $24.7 million for the year ended December 31, 2025, compared to zero expenses for the year ended December 31, 2024. The increase was attributable to our decision to pause production and the determination therewith that the carrying value of certain long-lived assets may not be recoverable. Accordingly, we performed impairment assessments that resulted in impairment charges of long-lived assets in the amount of $24.7 million.

Income (Loss) from Warrants Remeasurement

Income (loss) from warrants remeasurement, increased by $60.8 million, or 267%, from a loss of $22.8 million for the year ended December 31, 2024 to an income of $38.0 million for the year ended December 31, 2025. This increase was due to pre-funded warrants that we issued as part of our September 2024 registered offering and the change in the fair value of such warrant liability, which was mainly impacted by the decline in the price of our Class A Ordinary Shares for the year ended December 31, 2025.

Financial Income (Expenses), Net

Financial income (expenses), net increased by $18.5 million, or 236%, from financial expenses, net of $7.8 million for the year ended December 31, 2024 to financial income, net of $10.7 million for the year ended December 31, 2025. This increase was primarily attributable to changes in the fair value of a derivative liability, which was mainly driven by the decrease in the price of our Class A Ordinary Shares for the year ended December 31, 2025. By comparison, during the year ended December 31, 2024, the Company recognized losses related to changes in the fair value of the derivative liability as a result of an increase in the price of our Class A Ordinary Shares following the Company’s September 2024 registered offering. In addition, financial income was adversely affected by lower interest income earned on bank deposits as a result of lower average cash balances.

Taxes on Income (tax benefit)

Taxes on income (tax benefit) decreased by $4.1 million, from taxes on income of $2.1 million for the year ended December 31, 2024 to a tax benefit of $2.0 million for the year ended December 31, 2025. The change was primarily attributable to changes in deferred tax balances resulting in a tax benefit for the year ended December 31, 2025, compared to taxes on income for the year ended December 31, 2024.
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

In accordance with the ASC 205-40, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, we evaluated whether there were conditions and events, considered in the aggregate, that raised substantial doubt about our ability to continue as a going concern within one year after the date that those consolidated financial statements were issued.

Our ability to continue as a going concern will depend on our ability to obtain additional financing, attain further operating efficiencies, and generate future cash from operations, however, we can provide no assurance that any will occur. These conditions raise substantial doubts about the Company's ability to continue as a going concern. Therefore, the accompanying consolidated financial statements in this Report have been prepared on a going concern basis and do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern. See Note 1 “General” to our financial statements included as part of this Annual Report for a further discussion of our liquidity and the conditions that raise substantial doubt regarding our ability to continue as a going concern. Our ability to access capital is critical. Until we can generate sufficient revenue to cover our operating expenses, working capital and capital expenditures, we will need to raise additional capital or debt to continue our business operations. Our ability to fund our cash needs is subject to various risks, including as detailed in the risk factor section in Item 3.D. of this Annual Report.

March 2025 Registered Direct Offerings & Lock-up Agreements

On March 18, 2025, we entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 6,376,631 Class A Ordinary Shares at a purchase price of $4.25 per ordinary share, or the March 18 Offering. The March 18 Offering closed on March 19, 2025, and the offering resulted in gross proceeds of approximately $27.1 million, which, after the deduction of fees and expenses, we intended to use the net proceeds for working capital and general corporate purposes.

Additionally, on March 26, 2025, we entered into a securities purchase agreement with certain institutional and accredited investors, providing for the issuance of an aggregate of 2,219,176 Class A Ordinary Shares at a purchase price of $4.25 per ordinary share. The offering closed on March 27, 2025 and resulted in gross proceeds of approximately $9.4 million, which, after the deduction of fees and expenses, we intended to use the net proceeds for working capital and general corporate purposes.

As part of each of these transactions, each of the directors and executive officers of the Company entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, for established periods as set forth in the securities purchase agreements. Additionally, the Company agreed that until September 19, 2025, it will not conduct any sales of ordinary shares or equivalent securities involving a variable rate transaction (as defined in the securities purchase agreement), subject to certain exceptions as described in the securities purchase agreement, which included REE’s at-the-market agreements where the sale of Class A
Ordinary Shares are made at a price per share greater than $6.50.

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

ATM Agreements

On August 16, 2022, we entered into the ATM Equity Offering Sales Agreement, or the BofA Agreement, with BofA Securities Inc., or BofA, pursuant to which we may offer and sell, at our option, up to $75.0 million of our Class A Ordinary Shares through an “at-the-market” equity program under which BofA agreed to act as sales agent. As of December 31, 2025, we had not sold any of our Class A Ordinary Shares under the BofA Agreement.

On July 14, 2023, we entered into the HCW Agreement, pursuant to which we may offer and sell, at our option, up to $35 million of Class A Ordinary Shares through an “at-the-market” equity program under which HCW agreed to act as our sales agent. Throughout the year ended December 31, 2025 we have not sold any of our Class A Ordinary Shares under the HCW Agreement. Throughout the year ended December 31, 2024, the Company sold 310,822 Class A Ordinary Shares, under the ATM Sales Agreement for total net proceeds of $0.2 million.

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

In addition, on December 6, 2023, we entered into a subsequent securities purchase agreement, or the December Purchase Agreement, dated December 2, 2023, with a certain accredited investor, pursuant to which we agreed to issue and sell an additional convertible promissory note, or the December Note, in the principal amount of $750,000 at a conversion price of $5.74 per share (subject to adjustment as provided therein), and additional warrants, or the December Warrants and together with the November Warrants, the “Warrants”, to purchase up to 130,662 Class A Ordinary Shares, at an exercise price of $5.74 per share (subject to adjustment as provided therein). Closing under the December Purchase Agreement occurred on December 20, 2023, pursuant to which December Note and December Warrants were issued to the applicable investor.

Pursuant to the November Purchase Agreement and December Purchase Agreement, the November Notes and December Note, or together the Convertible Notes, each have a term of five-years from the date of issuance, accrue interest at a rate of ten percent per annum (compounding annually) and are convertible into Class A Ordinary Shares at conversion prices of $5.09 and $5.74 per share, respectively. We may not repay any portion of the outstanding principal amount of the November Notes or December Note (or any interest accrued thereon) prior to the maturity date. The conversion price of November Notes and December Note is subject to customary adjustments, and the Convertible Notes contain customary anti-dilution protections (including in the event of (i) certain equity issuances by us at a price less than the conversion price then in effect, provided that the conversion price shall in no event be reduced to less than $1.02 and $1.15 per share, respectively; (ii) stock splits and combinations; and (iii) certain dividends or distributions).

On December 23, 2024, we received a notice of conversion for $300,000 of the principal amount, including accrued interest, of the Convertible Notes. As a result, we issued 72,780 Class A Ordinary shares at conversation price of $4.122.

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

As of December 31, 2025, the Company has Convertible Notes outstanding that can be converted into 2,506,984 Class A Ordinary Shares (including Convertible Notes owed under accrued interest) and Warrants outstanding to purchase up to 1,702,372 Class A Ordinary Shares.
Loan under Credit Facility

On August 14, 2023, we entered into an agreement with a leading Israeli commercial bank to establish a revolving credit line facility, or the Credit Facility, in the amount of $15 million, which the bank is committed to until December 31, 2024. In December 2023, the terms of the Credit Facility were extended through June 30, 2025. In March 2024, the terms of the credit facility were extended through December 31, 2025. Outstanding loans under the Credit Facility had a variable interest at the rate of the Monthly Term Secured Overnight Financing Rate, or SOFR, plus an annual margin of 3.5%. The interest is payable on a monthly basis. Under the terms of the Credit Facility, we were required to keep unsecured deposits in the aforementioned bank in the amount of $20 million. In November 2024, the agreement was amended to increase the Credit Facility amount to $18,000 while the unsecured deposit amount was reduced to $18,000. Under certain terms, the bank has the right to offset loans drawn under the Credit Facility with the deposits kept in the bank. We were charged a fee of 0.25% per annum on amounts available for draw that are undrawn under the Credit Facility. The Credit Facility expired on December 31, 2025 and was not renewed thereafter.

As of December 31, 2025 and 2024 we had utilized zero and $18,000, respectively, under the Credit Facility for a short term loan. In January 2025, the short term loan was fully repaid by us. As of December 31, 2024 the annual interest rate for the loan utilized under the Credit Facility was 7.86%.

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
	USD in thousands
Net cash provided by (used in)
Operating activities	$(68,710)	$(68,985)
Investing activities	(6,205)	35,969
Financing activities	16,362	63,548
Net change in cash and cash equivalents and restricted cash	$(58,553)	$30,532

Cash Flows from Operating Activities

Our cash flows used in operating activities to-date have primarily resulted from costs related to development of our products, payroll, fluctuations in accounts payable and other current assets and liabilities. We expect to continue incurring cash outflows on operating activities until we begin to generate sufficient cash flows from our business.

During the year ended December 31, 2025, operating activities used $68.7 million in cash. The primary factors affecting operating cash flows during this period were a net loss of $55.8 million before deducting non-cash charges mainly consisting of impairment of long-lived assets of $24.7 million, share-based compensation of $5.1 million, depreciation and amortization expenses including a change in operating right of use asset and liability, net, of $5.0 million, and a decrease in operating working capital (including inventory write-offs) of $2.8 million. These non-cash charges were offset by changes in the fair value of warrant and derivative liabilities of $49.7 million.

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

Cash flows used in operating activities decreased by $0.3 million from $69.0 million for the year ended December 31, 2024 to $68.7 million for the year ended December 31, 2025. The decrease was primarily attributable to the cost reduction plan announced in June 2025. The decrease was partially offset by (i) production-related costs incurred prior to the production pause, which were mainly related to inventory purchases for the P7 program, (ii) lower UK R&D tax credits received during 2025 compared to 2024 and (iii) the absence of UK APC grants for 2025, as compared to 2024.

Cash Flows from Investing Activities

Our cash flows used in investing activities to-date have been primarily comprised of cash outflows for tangible fixed assets (plant and equipment).

Net cash used in investing activities was $6.2 million for the year ended December 31, 2025, which was mainly driven by purchases of property and equipment in the amount of $6.3 million.

Net cash provided by investing activities was $36.0 million for the year ended December 31, 2024, which was primarily due to the maturity of short-term investments of $43.5 million, partially offset by cash outflows for purchases of property and equipment of $7.5 million.

Cash Flows from Financing Activities

Our cash flows provided by financing activities to-date have been primarily comprised of proceeds from the issuance of Class A Ordinary Shares, proceeds and repayments of short-term loans, and proceeds from the issuance of warrants and pre-funded warrants.

Net cash provided by financing activities was $16.4 million for the year ended December 31, 2025, which was primarily due to proceeds from issuance of Class A Ordinary Shares, net of $34.4 million, which was partially offset by the repayment of a short-term loan under our Credit Facility in the amount of $18.0 million.

Net cash provided by financing activities was $63.5 million for the year ended December 31, 2024, which was primarily due to proceeds from the issuance of Class A Ordinary Shares, net of $45.5 million, issuance of pre-funded warrants of $15.0 million and proceeds from short-term loan, net of $3.0 million.

Contractual Obligations and Commitments

We currently lease approximately 3,300 square meters (approximately 35,520 square feet) of office space in Glil-Yam, Israel as our headquarters. This facility accommodates its principal executive, research and development, marketing, design, business development, human resources, finance, information technology, and administrative activities. The lease is for a five-year term, which expires in the second half of 2026, with the option to extend for an additional period of five years until 2031. On April 7, 2026, we entered into an agreement with our landlord to permit the use of approximately 11,840 square feet (1,100 meters) of this space by a third party in exchange for a monthly payment (including the associated monthly property taxes) by such party. Additionally, the third party is expected to reimburse the Company monthly for one-third of its average total monthly utility expense (e.g., water, electric). All other terms of the Company’s lease remain unchanged. As a result, the Company’s monthly lease payment will be reduced to two-thirds of the original lease payment amount.

In the UK, we had a lease agreement for the UK Engineering Centre and Launch Factory, which was located in Coventry, UK. The facility was approximately 130,000 square feet (approximately 12,077 square meters), under a lease agreement that expired in 2032. We had utilized this facility for engineering, process validation activities, along with product assembly operations. As of March 2026, through our wholly-owned UK subsidiary (REE Automotive UK Limited), this lease agreement has been assigned to a third party. As a result, effective March 10, 2026, REE no longer occupies such facility and is therefore no longer making monthly lease payments with respect thereto. As part of the assignment agreement, REE received a gross refund of its rent deposit in the amount of approximately $2.3 million (£1.7 million), and, concurrently, provided a rent deposit in the amount of approximately $0.8 million (£0.6 million) in connection with the assignee’s lease, which will be released upon the expiration of the original lease term in 2032. In addition, REE incurred certain costs in connection with the assignment of the lease in the amount of approximately $0.2 million (£0.2 million). For further information, see Note 20 to our financial statements and Item 4.D above. In addition, REE maintains a lease in Warwickshire with MIRA Technology Park, which it utilizes as an engineering and testing facility. This lease agreement may be terminated by either party upon three months’ notice.

In the U.S., we had a lease agreement for our Austin, Texas facility. The facility was approximately 118,132 square feet (10,975 square meters) and was under a lease agreement that expired in 2032. In 2025 and 2024, we partially subleased this facility to third parties, which was terminated at the end of 2025. REE has not utilized this facility in 2026 and the landlord retook possession of the property. On May 8, 2026, REE, through its wholly-owned U.S. subsidiary (REE Automotive USA Inc.) entered into an agreement with its landlord to terminate its lease agreement. Such agreement described the final amounts paid or to be paid to the landlord in exchange for the release of all relevant parties from the lease agreement and obligations thereunder. As a result, effective May 8, 2026, REE no longer occupies such facility and is therefore no longer making lease payments with respect thereto. For further information, see Note 20 to our financial statements and Item 4.D above.

In 2024, we entered into an agreement with Roush Industries to serve as our contract manufacturer for the assembly and integration of our SDVs. The assembly and integration space was located at their Southeast, Michigan facility with approximately 47,200 square feet (approximately 4,385 square meters) of dedicated space for production, warehousing, transfer to production, assembly, testing, and storage, including both inside and outside. Prior to our production pause, this space was being prepared for our vehicle assembly and integration activity. Following our production pause, we are no longer using this facility and we terminated the agreement during 2025.

The following table summarizes our contractual obligations and other commitments for cash expenditures as of December 31, 2025, and the years in which these obligations are due. Certain obligations are reflected in our balance sheet, while other are disclosed as future obligations. This table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments due by period
	Total	Less than 1 year	1-5 years	More than 5 years
	USD in thousands
Contractual obligations:
Operating lease obligations	$17,780	3,435	9,882	4,463
Purchase obligations	1,603	1,603	—	—
Total	$19,383	$5,038	$9,882	$4,463

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

We have invested significant time and expense into research and development with respect to our products. Our research and development activities are primarily located in Israel and in the UK. Our ability to obtain a leadership position in the automotive industry depends in part on our ongoing research and development activities. Our research and development team includes engineers and researchers with a diverse range of expertise, levels of experience, and academic backgrounds. We have a strong combination of engineers with automotive and technology industry experience from Israel, the UK and Germany, who together combine innovative thinking with a common goal of developing a superior SDV product for the automotive market. Our research and development department is comprised of approximately 97 employees and external consultants as of December 31, 2025. In 2025, research and development costs accounted for approximately 50% of our total operating expenses. Following our production pause and shift toward a technology-first approach focused on collaboration with OEMs and strategic partners, we expect to continue to incur expenses from our research and development activities.
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
D. Trend information

Other than as disclosed in “Item 5.A. Operating Results — Key Factors Affecting Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

For the year ended December 31, 2025, $24.3 million impairment charges were recognized in connection with our production pause, which includes our production lines, equipment, and tooling. For the years ended December 31, 2024 and 2023, no impairment charges were recognized.

Inventory

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost or Net Realizable Value, or NRV. Inventory cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. In the case of produced inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

At the end of each reporting period, the Company evaluates whether its inventories are damaged, obsolete, or have material changes in price or other causes, and if so, a loss is recognized in the period in which it occurs. Inventory write-downs are also based on reviews for any excess or obsolescence.

The Company also reviews its inventory to determine whether its carrying value exceeds the NRV upon the ultimate sale of the inventory. NRV is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal, and transportation. At the end of each reporting period, the Company determines the estimated selling price of its inventory based on market conditions. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. During the years ended December 31, 2025, 2024 and 2023 the Company recorded inventory write-downs of $15,936, $2,276 and $1,970 respectively, to reduce inventories to their net realizable values and for any excess or obsolete inventories, including in connection with the Company’s production pause.

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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth the name, age and position of each of our executive officers and directors as of May 15, 2026:

Name	Age	Position
Executive Officers
Daniel Barel	47	Co-Founder, Chief Executive Officer and Director
Ahishay Sardes	44	Co-Founder, Chief Technology Officer and Director
Hai Aviv	44	Chief Financial Officer
Avital Futterman	43	General Counsel & Corporate Secretary
Tali Miller	50	Chief Business Officer

Directors
Hicham Abdessamad (1) (2) (3)	52	Chairman of the Board
Carlton Rose(3)	64	Director
Ittamar Givton (1) (2) (3)	73	Director
Rajesh Goel**	57	Director
Ayellet (Mimi) Zemah (1) (2) (3)***	57	Director

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

Hai Aviv has been the Chief Financial Officer of REE since November 15, 2024. Prior to joining REE, from 2022 to 2023, Mr. Aviv served as the Chief Financial Officer of Prisma Photonics, a private company operating in the field of infrastructure monitoring. Mr. Aviv previously served as REE’s Chief Financial Officer from 2018 to 2022. From 2016 to 2018, he served as the Chief Financial Officer of Beyond Air, a public company listed on Nasdaq, operating in the fields of biopharmaceutical and medical devices. From 2010 until 2013, Mr. Aviv served as a corporate controller and from 2013 until 2017, Mr. Aviv served as Chief Financial Officer of Babylon Ltd., a public company listed on the Tel Aviv Stock Exchange, operating in the fields of internet, software and venture capital investments. Prior to that, from 2005 to 2010, Mr. Aviv was a manager at Ernst & Young. Mr. Aviv is a Certified Public Accountant and holds a Bachelor of Arts in Business and Accounting from the College of Management Academic Studies, and an MBT in Business and Taxation from the College of Management Academic Studies.

1 REE is also a customer of SpecterX. See “Item 7.B. Related Party Transactions” of this Annual Report for additional information.

Avital Futterman has served as General Counsel of REE Automotive Ltd. since July 2022, where she leads the Company’s legal affairs and supports its corporate governance. Prior to joining REE, Ms. Futterman served in senior legal roles at Cellebrite, including as General Counsel, from 2015 to 2022. Earlier in her career, Ms. Futterman practiced law at leading firms, including Zellermayer, Pelossof, Rosovsky, Tsafrir, Toledano & Co., Schnitzer Gotlieb Samet & Co., and Naschitz, Brandes, Amir & Co. Ms. Futterman holds an LL.B. and a B.A. in Economics from Tel Aviv University, and a Global MBA from Reichman University.

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

Current Directors

Hicham Abdessamad serves as the Chairman of the Board of Directors of REE and has served on its Board since 2023. He currently also serves as the Chairman of the Board of Directors of Studio 2050 Ventures. He previously served for more than 21 years at Hitachi, including most recently as the Chairman & CEO of Hitachi America where he was responsible for overseeing 18 operating entities, of approximately $14 billion in revenue, and 24,700 employees. In such role, he delivered 28% revenue growth and approximately $19 billion in strategic M&A. Mr. Abdessamad also served as the President & CEO of Hitachi Vantara and CEO of Hitachi's Global Social Innovation Business, which spans across more than 50 countries across energy, digital, mobility, manufacturing, and healthcare. Mr. Abdessamad has also previously served as an advisor to U.S. Commerce Secretary Gina Raimondo on FDI and economic growth. Mr. Abdessamad holds a Bachelor of Science in Computer Engineering from Suffolk University and attended the executive development program at the Tuck School of Business at Dartmouth College in New Hampshire.

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

Rajesh Goel joined our board of directors in November 2024. Mr. Goel has served on the board of directors of Motherson International Limited, Yachiyo India Manufacturing Pvt Limited, Prysm Displays (India) Private Limited and Samvardhana Motherson International Leasings IFSC Limited since 2024, on the board of directors of FDO Holidays Private Limited, Motherson Auto Solutions Limited, Youngshin Motherson Auto Tech Limited, Samvardhana Motherson Hamakyorex Engineered Logistics Limited, Samvardhana Motherson Electric Vehicles LLC and Motherson Electronic Components Private Limited since 2023, and on the board of directors of Aero Treatments Private Limited, CIM Tools Private Limited and Samvardhana Motherson International Limited since 2022. He also served on the board of directors of Prysm Systems, Inc. from 2023 until 2024 and Honda Cars India Ltd. From 2018 until 2021. Mr. Goel serves as a member of the audit, nomination and remuneration, and corporate social responsibility committees of Yachiyo India Manufacturing Pvt Limited, a member of the audit and nomination and remunerations committees of Samvardhana Motherson Hamakyorex Engineered Logistics Limited and Motherson Electronic Components Private Limited, and as a member of the nomination and remuneration committee of CIM Tools Private Limited. Mr. Goel has more than 25 years of experience serving at various executive roles with Honda, including as General Manager, Purchasing Division 2 - Worldwide, in Honda Motor Co., Ltd. from 2015 until 2018. Mr. Goel holds a Bachelor of Commerce degree from the Dehli University and is a Certified TQM trainer from Honda Motor, Japan as well as AOTS, Japan. He is also an alumnus of IMD, Switzerland, Center for Creative Leadership, San Diego and AOTS & International Skill Cooperation Center, Japan.

Ayellet (Mimi) Zemah joined our board of directors in March 2025. Ms. Zemah has served as a founding partner of Zemah, Schnieder & Partners since 2008, where she heads the high-tech, investment funds, corporate law, and Mergers & Acquisitions departments. She also heads the High-Tech Dispute Resolution Institute, which was established in 2019 to provide dispute settlement for the high-tech industry in Israel. Prior to 2008, Ms. Zemah practiced corporate law for several law firms. Ms. Zemah holds a LL.B degree from Tel-Aviv University School of Law and an LL.M degree from New York University School of Law.

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
B. Compensation
Compensation of Executive Officers and Directors

The compensation paid by REE and our subsidiaries to our executive officers and directors as a group for the year ended December 31, 2025 was $3.7 million. This amount includes $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, car expenses, relocation, professional and business association dues and expenses reimbursed, and other benefits commonly reimbursed or paid by companies in Israel. In addition, we incurred $1.8 million of share-based compensation expense related to equity awards made by us to our executive officers and directors.

As of December 31, 2025, options to purchase 2,806,385 Class A Ordinary Shares granted to our executive officers and directors as a group were outstanding under our equity incentive plans at a weighted average exercise price of $2.37 per ordinary share. The expiration date of such options is 10 years after their date of grant. In addition, 528,535 Class A Ordinary Shares RSUs granted to our executive officers and directors as a group, were outstanding under our equity incentive plans as of December 31, 2025.

For the year ended December 31, 2025, our executive officers and directors were granted 129,186 Class A Ordinary Shares RSUs under our 2021 Share Incentive Plan. For the sake of clarity, such grants do not include the combined 13,599,128 Class A Ordinary Shares granted to our CEO and CTO, as approved at our November 13, 2025 Special General Meeting because the actual grants were not made until 2026.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined under the Israeli Companies Law) during or with respect to the year ended December 31, 2025. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director, and any other manager directly subordinate to the general manager. We refer to the five individuals for whom the disclosure is provided herein as “Covered Executives”. For purposes of the table and the summary below, “compensation” includes salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or prerequisites such as car, phone and social benefits, as well as undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding the Covered Executive (1) (2)
Name and Principal Position	Base Salary	Benefits & Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total
Daniel Barel, Chief Executive Officer & Director	$485,598	$193,754	$207,000	$—	$886,352
Hai Aviv, Chief Financial Officer	$300,000	$88,044	$—	$466,348	$854,392
Joshua Tech, former Chief Operating Officer *	$380,000	$53,793	$—	$263,960	$697,753
Avital Futterman, General Counsel & Corporate Secretary **	$355,000	$124,740	$—	$194,093	$673,833
Tali Miller, Chief Business Officer	$400,000	$87,073	$—	$153,685	$640,758

* Mr. Joshua Tech left the Company during February 2026.
** Ms. Avital Futterman’s compensation includes a salary increase during 2025 and a one-time payment in connection with such salary increase.

(1) In accordance with Israeli law, all amounts reported in the table are based on the cost to REE as recorded in our financial statements for the year ended December 31, 2025.

(2) All the officers listed in the table, except Joshua Tech, are current full-time employees. Joshua Tech served as the full-time Chief Operating Officer of REE from April 5, 2022 through February 13, 2026. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the conversion rate on the payment date of the compensation.

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

(4) Amounts reported in this column refer to variable compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2025.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025, with respect to equity-based compensation, reflecting also equity awards made in previous years which may have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included in this Annual Report.

Compensation Policy for Non-Executive Directors

In July 2021, our shareholders amended and re-adopted the compensation policy for our non-executive directors. Our shareholders later approved amendments thereto on November 28, 2022 and November 13, 2025. Pursuant to the amended compensation policy, the non-executive directors are paid an annual cash retainer and receive a fixed annual equity grant. The policy does not provide for the payment of any benefits upon termination of any non-executive director’s service.

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

Initial equity awards. Each non-employee director is granted an initial grant of $100,000 worth of RSUs to purchase Class A Ordinary Shares, plus a prorated portion of $150,000, which will be granted on the date of the director’s election or appointment to the Board, based on the closing share price on the date of grant. The prorated portion will be determined by multiplying $150,000 by the quotient of (i) the number of days remaining from the date of appointment or election until the next annual meeting of shareholders, divided by (ii) 360, or the Initial RSU Grant. Each such grant will vest in three equal installments on the first, second and third anniversaries of the date of grant or on the date of the annual meeting of shareholders in the first, second and third years following the date of grant, whichever is earlier in any year. For eligible Israeli directors, such grants will be made in accordance with the capital gains track under Section 102 of the Israeli Income Tax Ordinance and the REE Automotive Ltd. 2021 Share Incentive Plan.

Annual equity awards. Each current and future non-employee director will receive an annual grant of RSUs in the amount of $150,000 (in the case of the Chairman of the Board, $200,000, which the Chairman may elect to receive in whole or in part in quarterly installments of cash instead of RSUs, or some combination thereof), which will be granted at each annual meeting of shareholders at which such non-employee director is reelected, based on the closing share price on the date of grant, or the Annual RSU Grant. A non-employee director who is first elected at an annual meeting of shareholders will receive the full $150,000 Initial RSU Grant but will not receive an Annual RSU Grant for the year in which he or she is elected. Each such grant will vest in one installment on the first anniversary of the date of grant or the annual meeting of shareholders immediately following the date of grant, whichever is earlier. For eligible Israeli directors, such grants will be made in accordance with the capital gains track under Section 102 of the Israeli Income Tax Ordinance and the 2021 REE Automotive Ltd. Share Incentive Plan.

All RSU grants will be fully accelerated upon a change of control of the Company, which shall be defined by the Board and the Compensation Committee.

Option Plans

Key Employee Share Incentive Plan (2011)

Authorized Shares. REE no longer grants awards under the REE Automotive Ltd. Key Employee Share Incentive Plan (2011), or the Existing Plan, although previously granted awards under the Existing Plan remain outstanding and governed by such plan. Class A Ordinary Shares subject to awards granted under the Existing Plan that expire or become non-exercisable without having been exercised in full will become available again for future grant under the 2021 REE Automotive Ltd. Share Incentive Plan, or the2021 Plan. As of December 31, 2025, there were a total of 3,416,677 Class A Ordinary Shares subject to outstanding awards granted under the 2011 Plan, which if expired, cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or otherwise non-exercisable without having been exercised, will become available for issuance under the 2021 Plan.

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

Eligibility. The Existing Plan provides for granting awards under various tax regimes, including in compliance with Section 102, or Section 102, of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the “Ordinance, and Section 3(i) of the Ordinance.

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

Dividends. Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any stock split, stock dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding restricted share units, or RSUs, will not be eligible to receive dividend but may be eligible to receive dividend equivalents.

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

Our audit committee consists of Ittamar Givton, Hicham Abdessamad, and Ayellet (Mimi) Zemah. Ittamar Givton serves as the chair of our audit committee. Each of the current members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. We do not currently have an audit committee financial expert, as defined by the SEC rules, serving on our audit committee. See Item 16A of this Form 20-F for further information.

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

The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. Tali Yaron, a partner with Deloitte Brightman Almagor, serves as our internal auditor.

Compensation Committee

Under Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Hicham Abdessamad, Ittamar Givton, and Ayellet (Mimi) Zemah. Hicham Abdessamad serves as the chairperson of the compensation committee. Our board of directors has determined that each current member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

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

Pursuant to relief available under the Companies Law, REE’s compensation policy, which was approved by our board of directors and shareholders prior to the closing of the Merger and described in our Registration Statement on Form F-4 filed with the SEC in connection with the Merger, was deemed a validly adopted policy in accordance with the Companies Law requirements and will remain in effect for a term of five years from the closing of the Merger. Since the initial approval of our compensation policy, our shareholders have approved certain amendments thereto at our annual general meeting held on November 28, 2022 and at a special general meeting held on November 13, 2025.

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

Under our compensation policy, the equity-based compensation of our executive officers and members of our board of directors will be designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ and directors’ interests with our long-term interests and those of our shareholders, and to strengthen the retention and the motivation of executive officers and directors over the long term. Our compensation policy provides for executive officer and director compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our then-current equity incentive plan. All equity-based incentives granted to executive officers and directors shall be subject to vesting periods in order to promote long-term retention. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the individual’s performance, educational background, prior business experience, qualifications, role, and personal responsibilities. Under amendments to our compensation policy that our shareholders approved at our November 13, 2025 special general meeting, such equity-based compensation may also include grants made to the Chief Executive Officer and/or any other office holder if (i) the
Chief Executive Officer and/or other office holder did not receive an equity grant from the Company in the three years prior to November 13, 2025 one time during the period of this compensation policy, or (ii) upon the consummation of a
Strategic Transaction. A “Strategic Transaction” shall include any transaction achieved after January 1, 2025 that includes:
(i) a merger, acquisition or other Change of Control transaction; (ii) the execution of a strategic commercial agreement that generates annual revenue exceeding $30 million; or (iii) any other similar strategic agreement or transaction approved by the board of directors as meeting the intent of this definition.

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

D. Employees.
As of December 31, 2025, we had 127 employees and external consultants deployed to REE on a full-time equivalent (“FTE”)2 basis located in the following geographic locations:

	December 31, 2025	December 31, 2024	December 31, 2023
Israel	67	92	112
United Kingdom	56	100	111
United States	1	15	16
Germany	3	3	3
Other	—	1	2
	127	211	244
The following table shows the breakdown of our global workforce of employees and external consultants deployed to REE on an FTE basis by category of activity as of the dates indicated:

	December 31, 2025	December 31, 2024	December 31, 2023
General and administrative	26	43	50
Selling and Marketing	4	8	11
Research and development[3]	97	160	183
	127	211	244
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
Not applicable.

2 Number of external consultants deployed to REE is calculated on a full-time equivalent basis. External consultants are converted to full-time equivalents, or FTE, by dividing their actual working hours per month by a full-time standard. As of December 31, 2025, 2024 and 2023 we had 1, 5 and 11 external consultants on an FTE basis deployed to REE, respectively.
3 Includes our research and development and engineering employees as well as our operations employees, which support our research and development activities.

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our Ordinary Shares, as of May 5, 2026:

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 29,124,486 Class A Ordinary Shares and 2,780,570 Class B Ordinary Shares, or collectively Ordinary Shares, outstanding as of May 5, 2026.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
M&G Investment Management Limited (1)	5,815,179	18.9%	—	—%	9.9%
Samvardhana Motherson International Ltd. (2)	5,273,156	18.1%	—	—%	9.3%
Kukac LLC (3)	3,590,260	11.7%	—	—%	6.1%
Varana Capital, LLC (4)	1,692,701	5.8%	—	—%	3.0%
Executive Officers and Directors
Current Directors and Officers
Daniel Barel (5)	2,251,335	7.2%	1,390,285	50%	27.3%
Ahishay Sardes (6)	1,906,416	6.1%	1,390,285	50%	26.9%
Tali Miller Levin	*	*	—	—	*
Avital Futterman	*	*	—	—	*
Hai Aviv	*	*	—	—	*
Rajesh Goel (7)	5,273,156	18.1%	—	—	9.3%
Ayellet (Mimi) Zemah	*	*	—	—	*
Ittamar Givton	*	*	—	—	*
Hicham Abdessamad	*	*	—	—	*
Carlton Rose	*	*	—	—	*
All Executive Officers and Directors as a Group	9,974,776	29.9%	2,780,570	100.0%	61.7%

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

(2)    Based on information reported on the Schedule 13D filed with the SEC on April 2, 2025, along with information available to the Company, this represents an aggregate of (a) 3,639,010 Class A Ordinary Shares purchased in the Company’s September 2024 offering, (b) 1,595,647 Class A Ordinary Shares purchased in the Company’s March 2025 offering, and (c) 38,499 Class A Ordinary Shares that have vested or that will vest within 60 days of May 5, 2026. The Schedule 13D is filed by Samvardhana Motherson International Limited, a company limited by shares organized under the laws of the Republic of India (SAMIL), and Samvardhana Motherson Automotive Systems Group B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands, and an indirect wholly-owned subsidiary of SAMIL (SMASG). Rajesh Goel, a member of our board of directors, serves as director on the board of multiple companies in India and overseas within the Motherson Group and is included here out of an abundance of caution only. Mr. Goel disclaims any beneficial ownership of the subject shares except to the extent of any pecuniary interest therein. The principal business address of Samvardhana Motherson International Limited is Unit 705, C Wing, ONE BKC, G Block, Bandra Kurla Complex, Bandra East, Mumbai City, Mumbai, Maharashtra, India, 400051.

(3)     Based on information reported on a Schedule 13D/A filed with the SEC on March 19, 2025, along with information available to the Company, represents the joint beneficial ownership by Kukac LLC and Kayrow Limited of (a) 1,973,552 Class A Ordinary Shares, (b) warrants exercisable for 785,855 Class A Ordinary Shares, and (c) promissory notes convertible into 830,853 Class A Ordinary Shares. The principal business address of Kukac LLC/Kayrow Limited is 9060 W Cheyenne Ave., Las Vegas, NV 88129.

(4)     Based on information available to the Company and information reported on a Schedule 13G filed on November 4, 2024 with the SEC, reflects (a) 1,575,061 Class A Ordinary Shares, and (b) an additional 117,640 Class A Ordinary Shares acquired in March 2025. The principal business address of Varana Capital, LLC is 3141 Walnut St, Ste 203b, Delaware.

(5)    Based on information available to the Company, reflects (i) 833 Class A Ordinary Shares, (ii) 1,390,287 Class A Ordinary Shares issuable upon the exercise of options held by Mr. Barel that are fully vested, and (iii) 860,215 Class A Ordinary Shares issued or issuable upon the vesting of restricted share units within 60 days of May 5, 2026.

(6)    Based on information available to the Company, reflects 1,390,285 Class A Ordinary Shares issuable upon the exercise of options held by Mr. Sardes that are fully vested, and (ii) 516,129 Class A Ordinary Shares issued or issuable upon the vesting of restricted share units within 60 days of May 5, 2026.

(7)     Consists of shares held by Samvardhana Motherson International Limited and Samvardhana Motherson Automotive Systems Group B.V. See footnote (2) above.

Registered Holders

As of May 5, 2026, we had 36 holders of record of our Class A Ordinary Shares in the U.S., including Cede & Co., the nominee of The Depository Trust Company. These shareholders held in the aggregate 27,385,394 of our outstanding Class A Ordinary Shares, or 94.0% of our outstanding Class A Ordinary Shares as of May 5, 2026. The number of record holders in the U.S. is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident because many of these Class A Ordinary Shares were held by brokers or other nominees.

Significant Changes

To our knowledge, other than as disclosed in this Annual Report and in other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

Based on information available to the Company, Daniel Barel beneficially owns 7.2% and Ahishay Sardes beneficially owns 6.1% of the outstanding Class A Ordinary Shares, respectively, as of May 5, 2026, compared to 4.7% for each respectively, as of May 15, 2025, based upon the Company’s Form 20-F, as filed with the SEC on May 15, 2025. Previously, each held, respectively, 11.4%, as of March 12, 2024, based upon the Company’s Form 20-F, as filed with the SEC on March 27, 2024.

Based on information available to the Company and information reported on Form 13D as filed on March 28, 2025 with the SEC, M&G Investment Management Limited, or MAGAIM, along with certain investment vehicles managed by MAGAIM, beneficially owned 18.9% of the outstanding Class A Ordinary Shares (inclusive of Convertible Notes, Warrants, and Pre-Funded Warrants), as of May 5, 2026. Previously, MAGAIM owned 19.5%, as of May 7, 2025, as described in the Company’s Form 20-F, as filed with the SEC on May 15, 2025, along with 19.19%, 16.13% and 6.12%, as disclosed in its Form 13G/A as filed with the SEC on October 7, 2024, April 9, 2024, and February 13, 2024, respectively.

Based on information available to the Company and information reported on Form 13D as filed with the SEC on April 2, 2025, Samvardhana Motherson Automotive Systems Group B.V., or Motherson, an indirect wholly-owned subsidiary of Samvardhana Motherson International Limited, beneficially owned 18.1% of the outstanding Class A Ordinary Shares, as of May 5, 2026. Previously, Motherson owned 18.5% of the Company’s Class A Ordinary Shares, as of May 7, 2025, as described in the Company’s Form 20-F, as filed with the SEC on May 15, 2025, along with 19.6% of the our Class A Ordinary Shares, as of September 26, 2024, as reported in its Form 13D, as filed with the SEC on September 26, 2024.

Based on information available to the Company and information reported on a Schedule 13G filed on November 4, 2024 with the SEC, Varana Capital LLC beneficially owns 5.8% of the outstanding Class A Ordinary Shares, as of May 5, 2026, compared to 6.0% of the outstanding Class A Ordinary Shares, as of May 7, 2025, as described in the Company’s Form 20-F, as filed with the SEC on May 15, 2025. Previously, such entity held 8.46%, as reported on its Form 13G, as filed with the SEC on November 4, 2024.

Based on information available to the Company and information reported on Form 13D/A as filed with the SEC on March 19, 2025, Kukac LLC and Kayrow Limited beneficially owned 11.7% of the outstanding Class A Ordinary Shares, as of May 5, 2026. Previously, Kukac LLC and Kayrow Limited owned 12.0% of the outstanding Class A Ordinary Shares, as of May 7, 2025, as described in the Company’s Form 20-F, as filed with the SEC on May 15, 2025, and held 14.2% as of October 2, 2024, based upon their Schedule 13D, as filed with the SEC on October 2, 2024.

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
The Company has entered into the following arrangements and agreements, which were approved by REE’s board of directors in accordance with Israeli law, and, where applicable, by REE’s shareholders to the extent required by Israeli law. The following is a description of our related party transactions since January 1, 2025:

As of May 5, 2026, the following shareholders beneficially owned more than 10% of the Company’s outstanding Class A Ordinary Shares and can exercise significant influence over the Company. In particular, as of May 5, 2026, M&G beneficially owned approximately 18.9% of our outstanding Class A Ordinary Shares, representing approximately 9.9% of our total voting power. Samvardhana Motherson Automotive Systems Group B.V., an indirect wholly-owned subsidiary of Samvardhana Motherson International Limited, or collectively Motherson, beneficially owned approximately 18.1% of our outstanding Class A Ordinary Shares, representing approximately 9.3% of our total voting power.

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

Arrangements and Agreements with Directors and Officers

Founder Bridge Financing Arrangement. On April 27, 2026, the Company approved a financing arrangement with Daniel Barel, the Company’s CEO, co-founder, and director, and Ahishay Sardes, the Company’s CTO, co-founder, and director, pursuant to which each agreed to defer certain termination-related entitlements, including accrued vacation days and notice period payments, totaling an aggregate amount of approximately $1.3 million. The deferred amounts constitute bridge financing to the Company and accrue interest at an annual rate of 18%, with a minimum interest owed of 25% of the total amount deferred. Such financing shall be payable only upon the consummation of a strategic transaction, with full priority rights for the deferred principal amounts and pari passu with other creditors with respect to any interest owed. Such financing may also be payable in the event of a forced liquidation or voluntary wind-down of the Company, provided that there are sufficient assets available to make all or part of such payment. The Company determined that the arrangement constituted a non-extraordinary transaction with controlling shareholders under the Israeli Companies Law, 5759-1999.

Joint Ownership Agreement for Company Vehicle. During 2021, REE entered into an agreement with Daniel Barel, the Company’s CEO, co-founder, and director, relating to joint ownership of a company car. REE undertook to provide Daniel Barel with a company car, the value of which is an amount of up to NIS 300,000 to be borne by REE. The excess cost of the car purchased for such purpose has been, and the ongoing fixed cost of the car will continue to be, borne by Daniel Barel. Such car is registered under REE’s name, but Daniel Barel is entitled to an ownership portion of such car, corresponding to the excess acquisition cost thereof borne by him. In October 2025, the Company sold this vehicle and, in accordance with the terms of Mr. Barel’s employment agreement, a portion of the proceeds from the sale, reflecting Mr. Barel’s ownership interest in the vehicle, were remitted to Mr. Barel.
Employment of Daniel Barel’s Father-in-Law. Prior to June 2025, the Company’s co-founder, director, and CEO Daniel Barel’s father-in-law was employed by the Company in the selling, general, and administrative department.

SpecterX Transaction. On October 29, 2021, REE entered into a license agreement with SpecterX for secure file exchange services. The co-founder and CEO of SpecterX is the brother of co-founder, director, and CEO Daniel Barel. Daniel Barel is also the Chairman of the Board and an investor of SpecterX. Prior to entering into the agreement with SpecterX, REE conducted an extensive analysis of the available solutions, and determined that SpecterX best met REE’s needs. In 2025, REE paid SpecterX $42,120. On May 14, 2026, the Company reviewed and re-approved the terms of its license agreement with SpecterX following another analysis of the available solutions and the audit committee and board of director’s respective conclusions that SpecterX best met REE’s needs.

Employment and Related Agreements. We have entered into written employment agreements with each of our executive officers including recent amendments to the terms of employment for our chief executive officer, chief technology officer, and General Counsel. The amendments to the employment agreements of our chief executive officer and chief technology officer were approved by our shareholders at a special general meeting on November 13, 2025. Our officers’ employment agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the officer will continue to receive base salary and benefits. They also contain provisions in the event of a change of control of the Company. Additionally, these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Equity Awards. Since our inception we have granted options to purchase, and RSUs underlying, our Class A Ordinary Shares to our officers and certain of our directors. Such grants include the grant of RSUs to our CEO and CTO, respectively, as part of each of their respective amended terms of employment, as described above. Such award agreements contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Item 6.B. Compensation.” If the relationship between us and an executive officer, or a director, is terminated, except for cause (as defined in the various option plan agreements), all options that are vested will remain exercisable for ninety days after such termination in the case of our executive officers, or one year in the case of our directors.

Section 16 Reports Officers and Directors. Section 16(a) of the Securities Exchange Act of 1934 requires each of our directors and officers (as defined thereunder), to file with the SEC initial reports of ownership and reports of changes in ownership of our securities. Such reports are available at https://investors.ree.auto/financials-filings/section-16-reports/. Information contained on, or that can be accessed through, such website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included such website in this Annual Report solely for informational purposes.

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

OSR Legal Proceeding

On December 16, 2022, a lawsuit was filed in the District Court, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. REE believes that the lawsuit is without merit and is defending itself vigorously. On January 4, 2024, Magistrate Judge Susan Hightower entered a Report and Recommendation, or the Report, recommending dismissal of the lawsuit based on forum non conveniens, such that OSR could pursue its claims in an Israeli forum rather than in the U.S., assuming that OSR chooses to do so after dismissal. The Report was pending before the District Court, which conducted a de novo review of the motion to dismiss, the response, the Report and its recommendation, the objection to the Report and recommendation, the response and reply to the objections, and the applicable laws. The Report was not binding on the District Court. On August 26, 2024, the District Court issued an order adopting the recommendation of the Report and granted the Group’s motion to dismiss for forum non conveniens in accordance with the Report and the recommendation therein and ordered the clerk of the court to close the case. The District Court also noted that it may reassert jurisdiction if timely notified that the courts of Israel refuse to accept jurisdiction of this case for reasons other than the OSR Group’s refusal to pursue an action or to comply with the procedural requirements of Israeli courts. On September 26, 2024, the OSR Group filed a Notice of Appeal to the U.S. Court of Appeals for the Fifth Circuit, appealing the District Judge’s adoption of the Report and dismissal of the case for forum non conveniens. On October 10, 2025, the Court of Appeals affirmed the District Court’s decision dismissing the OSR Group’s claim for forum non conveniens. On November 12, 2025, the Fifth Circuit denied OSR’s petition for rehearing. On February 10, 2026, the deadline for OSR to seek appellate review before the U. S. Supreme Court expired. To our knowledge, OSR did not file a motion requesting an extension of time to pursue such review.

As of December 31, 2025 and December 31, 2024, respectively, the Company did not record a loss contingency.

Schwab Arbitration Proceeding

On August 27, 2025, a demand for arbitration was filed with the American Arbitration Association in Michigan, against REE and its US subsidiary by Schwab Industries, Inc., or Schwab, alleging a failure to pay all required outstanding amounts. REE counterclaimed alleging mismanagement, price increases, mistakes, and unjustified requests for payment advances along with a failure to deliver under the terms of the contract. On April 16, 2026, the parties entered into a settlement agreement under which the Company agreed to make a payment to Schwab in exchange for a release of the relevant parties from all claims. Accordingly, as of December 31, 2025, the Company record a loss contingency.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.
B. Significant Changes

Since the date of our financial statements included in Item 18 of this Annual Report, no significant changes have occurred since December 31, 2025, except as otherwise disclosed in this Annual Report.

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

•Summary in English of Letter Agreement, dated April 7, 2026, to the Lease Agreement originally dated August 23, 2020 by and between REE Automotive Ltd. and Kibbutz Glil-Yam. See Item “4.D Property, plants, and equipment”.

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

Capital gains taxes applicable to Israeli resident shareholders

An Israeli resident company that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2025). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25% and potentially a 3% or 5% surtax, as discussed below. However, if the individual shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30% and potentially a 3% or 5% surtax, as discussed below. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2026) plus an additional excess tax of 3% as described below. Certain Israeli institutions who are exempt from tax under Section 9(2) or Section 129C(a)(1) of the Ordinance (such as exempt trust fund, pension fund) may be exempt from capital gains tax from the sale of the shares.

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

Surtax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident and with respect to a non-Israeli resident, subject to tax treaties not otherwise limiting the applicable tax rate to such non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (currently, NIS 721,560 for years 2025 through 2027, which amount is linked to the annual change in the Israeli consumer price index, or the Threshold Amount.

According to legislation effective as of January 1, 2025, an additional 2% excess tax will be imposed on “Capital-Sourced
Income”, which is defined as income from any source other than employment income, business income or income from
“personal effort”, provided that the individual’s Capital-Sourced Income exceeds the Threshold Amount. This additional excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Based on the current and anticipated composition of the income, assets and operations of REE and its subsidiaries, there is a substantial risk that REE was a PFIC for U.S. federal income tax purposes for 2025, and REE may be a PFIC for U.S. federal income tax purposes for current or future taxable years.

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

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Class A Ordinary Shares in which REE is a PFIC, then the U.S. Holder generally will remain subject to the excess distribution rules. A U.S. Holder that first makes a mark-to-market election with respect to the Class A Ordinary Shares in a later year will continue to be subject to the excess distribution rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-

to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the excess distribution rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to such holder’s Class A Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective.

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
F. Dividends and paying agents
Not applicable.
G. Statement by experts
Not applicable.
H. Documents on display
We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also provide access through our website, free of charge, to our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.ree.auto. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.
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
Interest Rate Risk
REE holds cash and cash equivalents for working capital purposes. As of December 31, 2025, we had cash and cash equivalents of $14.2 million, consisting of cash in banks, bank deposits and money market funds.
Our exposure to interest rate risk primarily relates to excess cash invested in bank deposits bearing fixed interest rates with original maturities of less than one year and money market funds exposed to variable interest rates. Such interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. Variable rate securities may negatively have an impact on the interest income received from those securities due to a decline in interest rates. The primary objectives of our management of cash balances are the preservation of capital and the fulfillment of liquidity needs. We do not enter into investments for trading or speculative purposes. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our historical consolidated financial statements. As a result, we have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage our interest risk exposure.
Inflation Risk
Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe that inflation has had a material effect on our financial position or results of operations to-date. However, a high rate of inflation in the future may have an adverse effect on our research and development and selling, general and administrative expenses. More specifically, the Trump Administration in the U.S. imposed tariffs on a variety of countries and regions that it perceives as engaging in unfair trade practices. Significant increases in the market price for parts or components that we import to the U.S. for production, including, in particular, from the UK and China, could negatively impact our gross loss, if and when we resume production, if we are unable to pass along these price increases to our customers.
Foreign Currency Risk
Due to our international operations, our results of operations and cash flows are affected by fluctuations due to changes in foreign currency exchange rates. In 2025, our cost of revenues and operating expenses were denominated in U.S. dollars, in Israeli Shekels (NIS), in British pounds sterling (GBP) and the remainder in other currencies, primarily Euros (EUR) and Japanese Yens (JPY). Our foreign currency-denominated expenses consist primarily of personnel, research and development, rent and other overhead costs. The foreign currency exposure gives rise to foreign currency risk associated with the exchange rate movements of the U.S. dollar against non-U.S. dollar currencies, primarily the GBP and NIS.
A 10% strengthening or weakening in the value of the GBP, NIS, Euro, and JPY against the U.S. dollar would have increased or decreased our operating loss in 2025 by approximately 6.7%, respectively. If non-U.S. dollar currencies in which our operating expenses are denominated strengthen significantly against the U.S. dollar, it may have a material negative impact on our results of operations.
These estimates of the impact of fluctuations in currency exchange rates on our historic results of operations may be different from the impact of fluctuations in exchange rates on our future results of operations since the mix of currencies comprising our cost of revenue and operating expenses may change.
As of December 31, 2025, approximately 82% of our cash and cash equivalents were denominated in U.S. dollars. As a result, we are exposed to foreign currency risk. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to U.S. dollars. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Liquidity risk
We monitor forecasts of our liquidity (comprising cash and cash equivalents). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We have a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future. Our ability to continue to operate is dependent upon our ability to significantly reduce our operating costs and to obtain the necessary financing and/or the receipt of cash revenues from customers to meet our obligations and repay our liabilities arising from the ordinary course of business operations. The outcome of these matters cannot be predicted with any certainty at this time. These conditions raise substantial doubts about our ability to continue as a going concern.

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

Use of proceeds

Not applicable.

Item 15. Controls and Procedures.
Disclosure controls and procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective such that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2025, our internal control over financial reporting was effective.
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
Item 16. [Reserved]

Item 16A. Audit committee financial expert

We do not currently have an “audit committee financial expert”, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of Nasdaq, serving on our audit committee because no member of our audit committee meets the criteria of an “audit committee financial expert”. However, our audit committee consists exclusively of independent directors whose past employment experience in finance and/or other backgrounds results in each individual’s financial sophistication, as defined under applicable Nasdaq rules. We believe that the combined knowledge, skills and experience of such members enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities. In addition, our audit committee has the authority to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. Our board of directors may consider the “audit committee financial expert” qualification as a criteria in future director nominations and appointments to our audit committee.
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

Item 16C. Principal Accountant Fees and Services
Kost Forer Gabbay & Kasierer, a member or Ernst & Young Global, an independent registered public accounting firm, have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2025, for which audited financial statements appear in this Annual Report on Form 20-F.
The following table presents the total fees billed to us by Kost Forer Gabbay & Kasierer for services performed in each of the two last fiscal years ended December 31, 2025 and 2024 and breaks down these fees by type of service:

	Year ended December 31,
	2025	2024
	USD in thousands
Audit fees	$380	$440
Audit-related fees	—	180
Tax fees	64	70
All other fees	—	—
Total	$444	$690
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

Audit committee’s pre-approval policies and procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm. All of the audit and non-audit services performed for us by our independent registered public accounting firm in 2025 and 2024 were preapproved in accordance with our policy.

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

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

•Identifying and Managing Risks:
◦Ongoing risk assessments, including through the use of a third party, to identify internal and external threats and vulnerabilities on an on-going basis and to classify each into risk categories. Escalation is conducted based upon the assigned risk profile, including escalation by the third party to REE’s Chief Information Security Officer, or CISO. Additionally, we undertake risk classifications with respect to our suppliers/vendors by identifying the information that such entity will access, collect and/or process and identify the potential threats and risks that may exist as a result. Based upon such classifications, we consider the information security and privacy requirements for the contract with such entity. Access to REE data, and specifically personal data by external parties, may be based upon a contract and an appropriate preliminary risk assessment process. Certain contracts may contain specifications with respect to security procedures and the ability to conduct testing and/or site visits.
◦The Company also uses third parties to conduct penetration tests from time-to-time with respect to its information technology and for operational technology (production) and products.
◦With respect to certain contracts involving personal data, we attempt to outline which data will be collected, how it will be processed, and who may access such data, among other items. We also may seek to include provisions relating to confidentiality and information security, and the implementation of appropriate technical and organizational measures to ensure a level of security appropriate to the risks associated therein. Where practicable, we may consider notification provisions to notify REE upon the occurrence of a cyber attack that affects REE in any way, and/or as otherwise required under applicable law.
•Management: REE’s CISO is responsible for developing, maintaining and overseeing the REE security program, providing oversight, direction, and advice to the organization regarding information security, assist and coordinate with respect to security incidents (as applicable), assess REE’s security risks and communicate them to REE’s leadership team as a basis for risk-based decision-making, among other responsibilities.
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
•Incident Response and Recovery Planning: The Company has established and maintains incident response and recovery plans that address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated at least once annually. In addition, REE utilizes a third party in order to monitor and respond to incidents.
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

REE reviews its Information Security Policy at least annually and seeks to update as required. As part of such policy, REE also improves and reviews current REE practices and the REE Information Security Management System, or ISMS, to identify improvements based upon changes to the business (e.g., changes to customer demands, regulations, opportunities).

Governance

The CISO, along with the employees listed below, work collaboratively across the Company to implement a program designed to protect the Company’s information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. Such program includes the Cyber Security Steering Committee and REE’s management. To facilitate the success of the Company’s information security policy, the CISO and his team regularly monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real-time, and report such threats and incidents to the Risk Management Committee when appropriate. The CISO endeavors to produces a risk management report every two years and provides updates to the Company annually with respect to ongoing cyber risk. REE’s Information Security Policy delegates responsibility to the following employees:

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
•Global IT Manager: Responsible for developing, maintaining and overseeing the REE network; providing and revoking access; recertification of user access to all systems on a regular basis; managing employees workstations/laptops including configurations, installations and upgrades, and ongoing maintenance; managing company information assets according to best practices and regulatory requirements; overseeing implementation of new systems to the organization (SaaS, hardware, etc.); maintaining and implementing the organizational information security policy published by the CISO, and granting and/or revoking access to systems according to employee onboarding and off-boarding processes.
•General Counsel: Acts as REE’s Data Protection Officer; provides advice regarding data protection regulation requirements and employee contracts; manages REE Data Protection Agreements for customers and vendors, to the extent applicable; and handles non-disclosure agreements, employee contracts and asset contracts.
•Government, Risk and Compliance Manager, or GRC: Responsible for managing REE’s Information Management Program; designing and implementing data protection methodologies and guidelines; verifying alignment with global data protection laws such as the GDPR; and testing the effectiveness of technical and administrative security controls where applicable.
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
1.1
Amended and Restated Articles of Association of REE Automotive Ltd.incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-261130) filed with the SEC on February 24, 2026.

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

2.5	Description of Securities, incorporated by reference to Exhibit 2.5 to the Company’s Registration Statement on Form S-8 (File No. 333-261130) filed with the SEC on February 24, 2026.
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

4.7†	Compensation Policy for Directors and Officers, incorporated by reference to Annex A of Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on October 9, 2025.
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

4.23
Summary in English of the Lease Agreement, dated as of August 23, 2020 by and between the Registrant and Kibbutz Glil-Yam, incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F field with the SEC on May 15, 2025.

4.24*	Summary in English of the Letter Agreement to the Company’s Lease Agreement, dated as of April 7, 2026, by and between the Registrant and Kibbutz Glil-Yam.
8.1*	List of subsidiaries of REE Automotive Ltd.
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

REE Automotive Ltd.

Date:	May 15, 2026	/s/ DANIEL BAREL

Daniel Barel
Co-Founder, Chief Executive Officer and Director

REE AUTOMOTIVE LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

#

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

REE Automotive Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of REE Automotive Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor since 2015.

Tel-Aviv, Israel
May 15, 2026

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollar in thousands (except share and per share data)

	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,246	$72,262
Accounts receivable	24	11
Inventory	—	3,075
Other accounts receivable and prepaid expenses	691	7,158
Total current assets	14,961	82,506

NON-CURRENT ASSETS:
Non-current restricted cash	1,973	2,510
Other accounts receivable and prepaid expenses	2,386	3,091
Operating lease right-of-use assets	15,004	20,063
Property and equipment, net	3,857	22,110
Total non-current assets	23,220	47,774
TOTAL ASSETS	$38,181	$130,280

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term loan	$—	$18,008
Trade payables	1,736	5,602
Other accounts payable and accrued expenses	7,337	7,966
Operating lease liabilities	3,637	4,607
Total current liabilities	12,710	36,183

NON-CURRENT LIABILITIES:
Warrants liability	3,197	41,150
Convertible promissory notes	4,830	14,758
Deferred tax liability	—	1,782
Operating lease liabilities	10,694	13,279
Total non-current liabilities	18,721	70,969
TOTAL LIABILITIES	31,431	107,152
Commitments and Contingent Liabilities (Note 9)
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares of no par value: Authorized: 55,333,333 shares as of December 31, 2025 and 2024; Issued and outstanding: 28,743,914 and 19,478,877 shares as of December 31, 2025 and 2024, respectively	—	—
Class B Ordinary shares of no par value: Authorized, issued and outstanding: 2,780,570 and 2,780,570 shares as of December 31, 2025 and 2024	—	—
Additional paid-in capital	1,010,447	971,018
Accumulated deficit	(1,003,697)	(947,890)
Total shareholders’ equity	6,750	23,128
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$38,181	$130,280
    The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
U.S. dollar in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Revenues	$1,297	$183	$1,608
Cost of revenues	17,571	3,681	3,270
Gross loss	$(16,274)	$(3,498)	$(1,662)
Operating expenses:
Research and development expenses, net	45,432	49,460	82,662
Selling, general and administrative expenses	19,988	26,171	35,568
Other expenses	24,716	—	—
Total operating expenses	90,136	75,631	118,230
Operating loss	$(106,410)	$(79,129)	$(119,892)
Income (Loss) from warrants remeasurement	37,953	(22,750)	396
Financial income (expenses), net	10,658	(7,812)	3,928
Net loss before income tax	(57,799)	(109,691)	(115,568)
Taxes on income (tax benefit)	(1,992)	2,063	(1,360)
Net loss	$(55,807)	$(111,754)	$(114,208)
Net comprehensive loss	$(55,807)	$(111,754)	$(114,208)
Basic and diluted net loss per Class A ordinary share	$(1.74)	$(7.01)	$(11.32)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	32,140,321	15,933,291	10,087,691

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollar in thousands (except share and per share data)

	Ordinary shares - Class A		Ordinary shares - Class B		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2023	8,135,348	$—	2,780,570	$—	$897,337	$(721,928)	$175,409

Issuance of Ordinary shares, net	91,802	—	—	—	467	—	467
Exercise of options, warrants and vesting of RSUs	225,110	—	—	—	129	—	129
Share-based compensation	—	—	—	—	16,278	—	16,278
Net loss	—	—	—	—	—	(114,208)	(114,208)
Balance – December 31, 2023	8,452,260	$—	2,780,570	$—	$914,211	$(836,136)	$78,075

Issuance of Ordinary shares, net	9,973,752	—	—	—	45,535	—	45,535
Exercise of options and vesting of RSUs	980,085	—	—	—	13	—	13
Conversion of convertible note	72,780	—			550		550
Share-based compensation	—	—	—	—	10,709	—	10,709
Net loss	—	—	—	—	—	(111,754)	(111,754)
Balance – December 31, 2024	19,478,877	$—	2,780,570	$—	$971,018	$(947,890)	$23,128

Issuance of Ordinary shares, net	8,595,807	—	—	—	34,361	—	34,361
Exercise of options and vesting of RSUs	669,230	—	—	—	1	—	1
Share-based compensation	—	—	—	—	5,067	—	5,067
Net loss	—	—	—	—	—	(55,807)	(55,807)
Balance – December 31, 2025	28,743,914	$—	2,780,570	$—	$1,010,447	$(1,003,697)	$6,750

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollar in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net loss	$(55,807)	$(111,754)	$(114,208)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,090	3,182	2,255
Accretion income on short-term investments	—	—	(731)
Share-based compensation	5,067	9,585	16,278
Change in fair value of warrants liability	(37,953)	22,750	(396)
Change in fair value of derivative liability	(11,751)	9,143	(240)
Amortization of discount of convertible promissory note	883	476	30
Interest expenses	932	872	81
Decrease (increase) in accrued interest on short-term investments	—	895	(169)
Decrease (increase) in inventory	3,075	(3,412)	(463)
Decrease (increase) in accounts receivable	(13)	444	(455)
Decrease (increase) in other accounts receivable and prepaid expenses	5,269	(419)	5,401
Change in operating lease right-of-use assets and liabilities, net	1,065	390	2,123
Increase (decrease) in trade payables	(4,280)	1,905	(901)
Increase (decrease) in other accounts payable and accrued expenses	(1,230)	(4,956)	2,928
Increase (decrease) in deferred tax liability	(1,782)	1,782	—
Decrease in deferred revenue	—	—	(943)
Impairment of long-lived assets	24,716	—	—
Loss from property and equipment sales and disposals	9	132	137
Net cash used in operating activities	(68,710)	(68,985)	(89,273)

Cash flows from investing activities:

Purchase of property and equipment	(6,305)	(7,531)	(3,745)
Proceeds from sale of property and equipment	100	—	—
Purchases of short-term investments	—	—	(94,364)
Proceeds from short-term investments	—	43,500	147,726
Net cash provided by (used in) investing activities	(6,205)	35,969	49,617

Cash flows from financing activities:

Proceeds from issuance of Ordinary Shares, net	34,361	45,535	467
Proceeds from exercise of options and warrants	1	13	129
Repayment of short term loan	(18,000)	(15,000)	—
Proceeds from short term loan	—	18,000	15,000
Proceeds from issuance of warrants	—	15,000	3,633
Proceeds from bifurcated embedded derivatives	—	—	4,179
Proceeds from convertible note	—	—	563
Net cash provided by financing activities	16,362	63,548	23,971

Increase (Decrease) in cash, cash equivalents and restricted cash	(58,553)	30,532	(15,685)
Cash, cash equivalents and restricted cash at beginning of year	74,772	44,240	59,925
Cash, cash equivalents and restricted cash at end of period	$16,219	$74,772	$44,240

The accompanying notes are an integral part of the consolidated financial statements.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollar in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Non-cash activity:

Purchase of property and equipment in trade payables and other accounts payable and accrued expenses	$1,063	$48	$54
Conversion of convertible notes	$—	$550	$—
Derecognition of ROU assets and lease liabilities due to lease reassessment	$1,023	$—	$—
Share settlement of employee liability	$—	$1,124	$—
Right-of-use assets obtained in exchange for lease liabilities	$343	$2,230	$1,097
Transfer from inventory to property and equipment, net	$—	$800	$—
Prepaid purchases classified as property and equipment	$1,903	$—	$—

	Year ended December 31,
	2025	2024	2023
Supplemental disclosure of cash flows information:

Cash paid for income taxes	$79	$358	$995
Interest paid	$27	$51	$—

	December 31, 2025	December 31, 2024	December 31, 2023
Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$14,246	$72,262	$41,232
Non-current restricted cash	$1,973	$2,510	$3,008
Total cash, cash equivalents and restricted cash	$16,219	$74,772	$44,240

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

In March 2025, the Company completed two separate registered direct offerings in the total net proceeds of approximately $34.361 million (see also note 10, Shareholders Equity, for details).

In June 2025, the Company announced a Cost-Reduction-Plan. For the year ended on December 31, 2025 the Company incurred one-time expenses, in connection with its reduction-in-force under its Cost-Reduction-Plan, of $2,101 in connection with this plan.

As of December 31, 2025, the Company had cash and cash equivalents in the total amount of $14,246. The Company has incurred losses since inception and had negative cash flows used in operating activities of $68,710 for the year ended December 31, 2025. The Company expects to continue to incur net losses and negative cash flows from operating activities for the foreseeable future. The Company's ability to continue to operate is dependent upon raising additional funds to finance its activities. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term operational and production activities. These conditions raise substantial doubts about the Company's ability to continue as a going concern. Absent any potential strategic transaction, additional revenues, further cost-reduction measures or additional funding, the Company currently estimates that its existing financial resources will be sufficient to fund its projected operating costs and expected cash requirements into, but not beyond, the middle or the end of the second quarter of 2026. Management is actively pursuing additional financing opportunities, including through discussions with existing shareholders, as well as strategic transactions and further cost-reduction initiatives in order to extend the Company’s liquidity runway. However, there can be no assurance that such efforts will be successful or available on acceptable terms. If the Company is unable to obtain additional funding, consummate strategic transactions, generate additional revenues or further reduce costs, the Company may need to significantly curtail or modify our operations and strategic plans.

The consolidated financial statements do not include any adjustments with respect to the carrying amounts of assets and liabilities and their classification that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

Inventory

The Company’s inventory, which includes raw materials, work in-process, and finished goods, is carried at the lower of cost or Net Realizable Value (“NRV”). Inventory cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. In the case of produced inventories and work in progress, cost includes an appropriate share of production overheads based on operating capacity.

At the end of each reporting period, the Company evaluates whether its inventories are damaged, obsolete, or have material changes in price or other causes, and if so, a loss is recognized in the period in which it occurs. Inventory write-downs are also based on reviews for any excess or obsolescence.

The Company also reviews its inventory to determine whether its carrying value exceeds the NRV upon the ultimate sale of the inventory. NRV is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal, and transportation. At the end of each reporting period, the Company determines the estimated selling price of its inventory based on market conditions. Once inventory is written-down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. For the year ended December 31, 2025, the Company recorded inventory write-downs in the amount of $15,936 (see also note 3, Inventory).

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

For the year ended December 31, 2025, the Company recorded impairment charges of long-lived assets in the amount of $24,277 . No impairment charges were recorded for the years ended December 31, 2024 and 2023.
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

For the years ended on December 31, 2025, 2024 and 2023 the Company recorded loss from leases termination in the amount of $439, zero and zero, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

Grants

On August 19, 2021, the Company was awarded approximately $12,272 (£10,141) as part of a total $15,002 (£12,397) grant from the UK government. This grant is part of a $49,571 (£40,963) investment, coordinated through the Advanced Propulsion Centre (‘APC’), in which REE will contribute approximately $46,397 (£38,340). The project runs from November 1, 2021 until July 2024. Funds spent on the project are claimed the month after each three month period and paid in the following month. The Company recognized APC’s participation in research and development as a reduction from research and development expenses in the amount of zero, $3,636 and $4,667 for the years ended December 31, 2025, 2024 and 2023, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

For the years ended December 31, 2025, 2024, and 2023, severance pay expenses amounted to $996, $987, and $1,069, respectively.

Employee benefit plan – Defined contribution plan

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the 401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. The Company matches employee contributions to a maximum of 4% of the participant annual compensation. For the years ended December 31, 2025, 2024, and 2023 the employer expenses related to the match amounted to $43, $81, and $106 respectively.

The Company maintains a privately administered pension insurance plan in the United Kingdom. Contributions to the plan are recognized as employee benefit expense when due. For the years ended December 31, 2025, 2024 and 2023, the Company matched employee contributions to a maximum of 6% of base salary of the participant annual compensation. For the years ended December 31, 2025, 2024 and 2023 the employer expenses related to the match amounted to $442, $515 and $538, respectively.

Warranty liability

Warranty liability provided to customers is accrued in accordance with management’s estimate. No material claims were incurred for the years ended December 31, 2025, 2024 and 2023.

As of December 31, 2025, there was no warranty liability. As of December 31, 2024, the warranty liability amount was immaterial.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and non-current restricted cash.

The Company maintains its cash, cash equivalents and non-current restricted cash with high-quality financial institutions mainly in Israel, the U.S. and the U.K., and regularly monitors their composition and maturities.

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts and option contracts.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

Throughout the fiscal years ended December 31, 2024 and 2023 the Company has granted options with exercise price of up to $0.03. Throughout the fiscal year ended December 31, 2025 the Company did not grant options. The grant date fair value of the awarded options is measured based on the closing market price of the Company's Class A Ordinary shares on or immediately before the date of grant.

The Company measures the grant date fair value of its Restricted Share Units (“RSUs”) based on the closing market price of the Class A Ordinary share on or immediately before the date of grant.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

Financial instruments consist, among others, of cash equivalents, other accounts receivable and prepaid expenses, short-term loan, trade payables and other accounts payable and accrued expenses. These financial instruments are stated at their carrying value, which approximates their fair value due to the short time to the expected receipt or payment date. The Company considers its pre-funded warrants to be Level 2. The warrants and derivative liabilities are measured at fair value using Level 3 inputs (see also Note 13, Note 14 and Note 15).

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

The Company applies ASC 815, “Derivatives and Hedging” to all features related to convertible debt. When features meet the definition of a derivative, are not clearly and closely related to the characteristics of the convertible debt, and do not qualify for any scope exceptions within ASC 815, they are required to be accounted for separately from the debt instrument and recorded as derivative instrument liabilities. The fair value assigned to the embedded derivative instruments is marked to market in each reporting period. The Company has recorded embedded derivative liabilities related to the convertible promissory notes. Bifurcated embedded derivatives are presented in the same line item as the host debt instrument.

For further information regarding the convertible promissory notes, see Note 13.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

The potentially dilutive securities that were excluded from the computation for the years ended December 31, 2025, 2024 and 2023 were 6,722,334, 7,455,172 and 2,679,771, respectively, because including them would have been anti-dilutive.

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
DECEMBER 31, 2025
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
In addition, for the years ended December 31, 2025, 2024 and 2023 the Company recorded revenues from sales of SDV prototypes in the aggregate amount of zero, $183 and $665, respectively. Revenue from sales of SDV prototypes is recognized at a point in time when the control of the goods is transferred to the customer, upon delivery. For the year ended December 31, 2025, the Company recorded revenues from SDV development services in the amount of $1,297. Revenue from SDV development services is recognized over time as the services are rendered, based on the progress toward completion of the performance obligations. During the year ended December 31, 2025, the Company provided SDV engineering and development services to certain costumers, including engineering, planning and system integration activities, and recognized revenue of $1,297 upon achievement of contractually defined milestones.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenues

Cost of revenues primarily comprised from the cost of SDVs and includes direct parts, material and labor costs, share-based compensation expenses, production overhead (e.g., depreciation of machinery and tooling), shipping and logistics costs, and reserves including for estimated warranty costs related to the production of SDVs and adjustments to write down the carrying value of inventory when it exceeds its estimated NRV.

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
R&D tax credit

The research & development (R&D) tax credit in the United Kingdom is a United Kingdom tax relief designed to encourage innovation and increase spending on R&D activities for companies operating in the United Kingdom. This is relevant to the Company’s subsidiary engineering center in the United Kingdom. Generally, the United Kingdom R&D tax credit offsets the income tax to be paid and the remaining portion (if any) will be refunded. The R&D tax credit is calculated based on the claimed volume of eligible R&D expenditures by the Company. As a result, the R&D tax credit is presented as a deduction from “research and development expenses” in the consolidated statements of income (loss). During the years ended December 31, 2025, 2024 and 2023, the Company recorded R&D tax credit benefits in the amount of $2,368, $5,697 and $769, respectively.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis. The adoption of this ASU affected only the Company’s disclosures to its consolidated financial statements (see note 12).

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) - Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments in this ASU are required to be adopted for interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective or retrospective approach. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 3. INVENTORY

Inventory consisted of the following at December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024
Raw materials and work in progress	$—	$3,075
Total inventory	$—	$3,075

During the years ended December 31, 2025, 2024 and 2023 the Company recorded inventory write-downs of $15,936, $2,276 and $1,970 respectively, to reduce inventories to their net realizable values and for any excess or obsolete inventories.

NOTE 4. OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

Other current accounts receivable and prepaid expenses consisted of the following at December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024
Government authorities	$355	$1,501
Prepaid expenses	275	1,037
Advances to suppliers	5	4,587
Other receivables	56	33
Total	$691	$7,158

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

	December 31, 2025	December 31, 2024	December 31, 2023
Operating lease cost	$4,687	$4,046	$3,598
Short-term lease cost	177	146	165
Variable lease cost	261	193	170
Sublease income	$(975)	$(572)	$—
Total lease cost	$4,150	$3,813	$3,933

	December 31, 2025	December 31, 2024	December 31, 2023
Operating cash flows for operating leases, net:	$4,964	$4,254	$2,976
Weighted average remaining operating lease term (years)	6.10	6.26	7.39
Weighted average discount rate operating lease	6.62%	6.55%	6.04%
The following table outlines maturities of the Company’s lease liabilities as of December 31, 2025:

Operating Leases

2026	$3,435
2027	2,502
2028	2,457
2029	2,458
2030	2,465
2031 and thereafter	4,463
Total undiscounted lease payments	$17,780
Less:
Imputed interest	3,449
Present value of lease liabilities	$14,331

For the years ended on December 31, 2025, 2024 and 2023 the Company recorded loss on lease termination in the amount of $439, zero and zero, respectively.

For information regarding developments subsequent to the reporting date related to the Company’s lease agreements in the UK and the U.S., see Note 20, Subsequent Events.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net at December 31, 2025 and 2024, respectively, consists of:

	December 31, 2025	December 31, 2024
Computers and software	$4,211	$4,208
Furniture and fixtures	1,286	1,291
Machinery and equipment	3,442	14,011
Vehicles	—	173
Demonstration vehicles	720	800
Leasehold improvements	1,308	1,308
Construction in progress (1)	—	7,123
	$10,967	$28,914
Less - accumulated depreciation and amortization	(7,110)	(6,804)
Total	$3,857	$22,110

(1)     Construction in progress as of December 31, 2024, consisted of capitalized costs of production tooling, machinery and equipment related to the UK Launch Factory located in Coventry, United Kingdom and assembly facility located in the United States.

Depreciation expenses of property and equipment were $3,090, $3,182, and $2,255 for the years ended December 31, 2025, 2024, and 2023, respectively.

Throughout the years ended December 31, 2025 and 2024, a total cost of $330 and $208, respectively, and a total accumulated depreciation of $221 and $76, respectively, were disposed from the consolidated balance sheets.

During the year ended December 31, 2025, the Company identified events and changes in circumstances indicating that the carrying value of certain long-lived assets may not be recoverable and, accordingly, performed impairment assessments in accordance with ASC 360, as described in note 2 and note 15. Upon completion of such assessments, the Company impaired certain property, plants and equipment, including, but not limited to, machinery, equipment and assets under construction. For the year ended December 31, 2025, the Company recorded impairment charges of long-lived assets in the amount of $24,277, presented under other expenses.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)

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

As of December 31, 2025 and 2024 the Company has utilized zero and $18,000, respectively, under the Credit Facility for a short term loan. In January 2025, the short term loan was fully repaid by the Company. As of December 31, 2024 the annual interest rate for the loan utilized under the Credit Facility was 7.86%. The Credit Facility expired on December 31, 2025 and was not renewed thereafter.

For the years ended December 31, 2025 and 2024, the Company recorded interest expenses in the amount of $19 and $41, respectively.

NOTE 8. OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts payables and accrued expenses consisted of the following at December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024
Employees and payroll accruals	$4,125	$5,821
Professional fees	386	128
Non recurring engineering	585	417
Government authorities	70	261
Other payables	2,171	1,339
Total	$7,337	$7,966

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The following table summarizes REE’s contractual obligations and other commitments for cash expenditures as of December 31, 2025, and the years in which these obligations are due. Certain obligations are reflected in the balance sheet, while other are disclosed as future obligations. This table is not meant to represent a forecast of the Company’s total cash expenditures for any of the periods presented.

Purchase commitments
2026	$1,603
Total	$1,603

Open purchase orders that are cancellable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

Guarantee

A long-term guarantee was issued by a bank in the amount of approximately $1,973 was recorded within non-current restricted cash to secure the Company’s office and production locations. See also note 20, subsequent events.

Royalty bearing grants

Until 2018, the Company’s research and development efforts had been partially financed through grants from the Israeli Innovation Authority (“IIA”) for the technology related to the Softwheel legacy activity. Under the research and development agreements with the IIA, if the Company does not generate revenues from products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants. As of December 31, 2025, the Company’s remaining contingent obligation with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, were $741. Since the Company does not anticipate generating revenues from products developed with funds provided by the IIA, except with respect to a change of control transaction, transfer of assets, or similar transaction, which may trigger repayment under certain facts and circumstances, it does not expect to make any repayments to the IIA.

In 2018, the Company signed a research and development agreement with the Israel-United States Binational Industrial Research and Development Foundation (“BIRD”). Under this agreement, if the Company does not generate revenues from products developed with funds provided by the BIRD, the Company is not obligated to pay royalties or repay the grants. As of December 31, 2025, the BIRD contingent liability with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $433. Since the Company does not anticipate to generating revenues from products developed with funds provided by the BIRD, except in the event of a proposed transfer of ownership of intellectual property, and/or technology relating to products developed with funds provided by the BIRD and/or the products themselves, which may trigger repayment under certain facts and circumstances, it does not expect to make any repayments to the BIRD.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 9. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Legal proceedings

On December 16, 2022, a lawsuit was filed to the court in Texas, Austin Division, against REE and its US subsidiaries (in this section, the “Group”), by OSR Group alleging that the Group stole OSR Group’s trade secrets. The OSR Group requested the court to grant them the following: (a) a request for an injunction pertaining to the use of such trade secrets; (b) affirmative action to protect the OSR Group’s alleged trade secrets; (c) the establishment of a constructive trust to transfer all the relevant Group’s legal title and intellectual property to the OSR Group; (d) an award to the OSR Group of monetary damages in an amount of no less than USD 2.6 billion together with exemplary damages in an amount of no less than USD 5.2 billion, such amounts to be determined in the trial, plus interest; (e) an award to the OSR Group for all of its expenses relating to the action; (f) an award to the OSR Group of pre-judgment interest on all damages; and (g) an award of other relief as the court deem fit. On January 4, 2024, the Magistrate Judge entered a Report and Recommendation (“Report”), recommending dismissal of the lawsuit based on forum non conveniens, such that OSR could pursue its claims in an Israeli forum rather than in the United States, assuming that OSR chooses to do so after dismissal. On August 26, 2024, the District Judge adopted the Report, granting REE’s motion to dismiss for forum non conveniens and ordering the clerk of the court to close the case. On September 26, 2024, OSR filed a Notice of Appeal to the United States Court of Appeals for the Fifth Circuit, appealing the District Judge’s adoption of the Report and dismissal of the case for forum non conveniens. On October 10, 2025, the Fifth Circuit affirmed the District Court’s dismissal for forum non conveniens. On November 12, 2025, the Fifth Circuit denied OSR’s petition for rehearing. On February 10, 2026, the deadline for OSR to seek appellate review before the U.S. Supreme Court expired. To the Company’s knowledge, OSR did not file a motion requesting an extension of time to pursue such review. As of December 31, 2025 and December 31, 2024 the Company did not record a loss contingency.

On August 27, 2025, Schwab Industries, Inc. filed a demand for arbitration with the American Arbitration Association in Michigan against the Company and its U.S. subsidiary, alleging failure to pay amounts purportedly due under a contract. The Company has asserted counterclaims alleging, among other things, mismanagement, unauthorized price increases, errors, unjustified advance payment requests, and failure to perform under the contract. On April 16, 2026, the parties entered into a settlement agreement under which the Company agreed to make a payment to Schwab in exchange for a release of the relevant parties from all claims. Accordingly, as of December 31, 2025 the Company recorded a loss contingency.

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
DECEMBER 31, 2025
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

Equity transactions

a.On July 14, 2023, the Company entered into the H.C. Wainwright Agreement with H.C. Wainwright, pursuant to which the Company may offer and sell, at its option, up to $35,000 of Class A Ordinary Shares through an “at-the-market” equity program under which H.C. Wainwright act as the Company’s sales agent. Throughout the years ended December 31, 2025 and 2024, the Company sold zero and 310,822 Class A Ordinary Shares, respectively, under the ATM Sales Agreement for total net proceeds of zero and $235, respectively.

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
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 10. SHAREHOLDERS’ EQUITY (cont.)

For further information, see Note 14 (c).

d.On December 23, 2024, the Company issued 72,780 Class A Ordinary Shares as a result of the partial conversion of the Convertible Notes, as described in Note 13.

e.During March 2025, the Company conducted two separate registered direct offerings with certain institutional and accredited investors, providing for a combined issuance of an aggregate of 8,595,807 Class A Ordinary Shares, no par value per share. The Company sold its Class A Ordinary Shares in both offerings at a purchase price of $4.25 per ordinary share, resulting in aggregate gross proceeds of approximately $36.532 million and net proceeds of approximately $34.361 million after deducting each of the respective placement agent fees and other estimated offering expenses payable by the Company.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 11. SHARE-BASED COMPENSATION

Share option plan

In July 2021, the Board of Directors approved the REE Automotive Ltd. 2021 Share Incentive Plan (the “2021 Plan”). The 2021 Plan provides for the grant of options, ordinary shares, restricted shares, restricted share units (“RSUs”), stock appreciation rights, other cash-based awards, and other share-based awards which may be granted to employees, officers, non-employee consultants and directors of the Company. The Shares reserved under the 2021 Plan will automatically increase on January 1 of each year during the term of the 2021 Plan, commencing on January 1 of the year following the year in which the 2021 Plan became effective, in an amount equal to 5% of the total number of Class A Ordinary shares, as defined in the 2021 Plan, on December 31 of the preceding calendar year, unless the Board of Directors determines, at its discretion, to reduce or eliminate such increase .As of December 31, 2025, the maximum aggregate number of Class A Ordinary shares that may be issued pursuant to awards under this 2021 Plan is 4,724,864.

As of December 31, 2025, 1,884,364 Class A Ordinary Shares were available for future grants under the 2021 Plan. Any share underlying an award that is cancelled, terminated or forfeited for any reason without having been exercised will automatically be available for grant under the 2021 Plan.

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

Options granted to employees and non-employees

The following table summarizes option balances as of December 31, 2025, and changes during the year then ended:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands) (1)
Outstanding at January 1, 2025	3,806,089	$4.58	5.78	$26,086
Exercised	(44,361)	$0.01
Forfeited	(186,820)	$39.83
Outstanding at December 31, 2025	3,574,908	$2.80	4.74	$1,642
Exercisable at December 31, 2025	3,387,972	$2.95	4.54	$1,505
(1) Intrinsic value is calculated as the difference between the fair value of REE’s Class A ordinary shares as of the end of each reporting period and the exercise price of the option.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 11. SHARE-BASED COMPENSATION (cont.)

The weighted average grant date fair value of options granted during the years ended December 31, 2024 and 2023 was $4.65, and $10.86, respectively. No options were granted during the year ended December 31, 2025.

The weighted average exercise price of the Company's options granted during the years ended December 31, 2024 and 2023 was $0.00 and $0.03, respectively. No options were granted during the year ended December 31, 2025.

The total intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 was $38, $561 and $962, respectively.

RSUs activity

The following table summarizes RSUs activity:

	Number of RSUs outstanding	Weighted-average ordinary fair value per share at grant date
Outstanding at January 1, 2025	1,582,803	$5.73
Granted	129,186	6.16
Vested	(624,869)	6.95
Forfeited	(136,532)	5.85
Outstanding at December 31, 2025	950,588	$4.97
The weighted average grant date fair value of restricted share units granted during the years ended December 31, 2025, 2024 and 2023 was $6.16, $4.27 and $9.67, respectively.

The total fair value of RSUs, as of their respective release dates, was $1,359, $5,522 and $1,341 during the years ended December 31, 2025, 2024 and 2023, respectively.

Equity-based compensation expense

The total equity-based compensation expense recognized in the Company’s consolidated statements of operations are as follows:

	Year ended December 31,
	2025	2024	2023
Research and development	2,444	4,205	8,397
Selling, general and administrative	2,623	5,380	7,881
	$5,067	$9,585	$16,278

As of December 31, 2025, unrecognized compensation costs related to share options and unvested RSUs were $843 and $3,737, respectively. These costs are expected to be amortized over a weighted average remaining period of 1.2 and 1.53, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 12. INCOME TAXES

Tax rates applicable to the Company

The taxable income of Israeli company is subject to a corporate tax rate of 23% for the years 2025, 2024 and 2023. The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.
Loss before taxes is comprised as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Domestic (Israel)	$(32,706)	$(113,276)	$(107,889)
Foreign	(25,093)	3,585	(7,679)
Total	$(57,799)	$(109,691)	$(115,568)

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

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 12. INCOME TAXES (cont.)

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Operating loss carryforward	$106,161	$73,665
Share based compensation	94,764	94,527
Research and development	15,038	15,449
Accrued social benefits and other	471	559
Other costs	1,067	442
Operating lease liability	2,992	4,085
Property and equipment, net	1,819	—
Deferred tax asset before valuation allowance	$222,312	$188,727
Valuation allowance	(219,013)	(182,851)
Total deferred tax assets	$3,299	$5,876

Property and equipment, net	(26)	(2,923)
Operating lease right-of-use asset	(3,273)	(4,735)
Deferred tax liabilities	$(3,299)	$(7,658)
Net deferred taxes	$—	$(1,782)

Management currently believes that because the Company and its subsidiaries have a history of losses on a consolidated basis it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

The net changes in the total valuation allowance for each of the years ended December 31, 2025 and 2024, are comprised as follows:

	December 31, 2025	December 31, 2024
Opening balance	$182,851	$164,848
Additions during the year	36,162	18,003
Ending balance	$219,013	$182,851

Taxes on income (tax benefit) are comprised as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Current	$(210)	$(330)	$(749)
Deferred	(1,782)	2,393	(611)
	$(1,992)	$2,063	$(1,360)

	December 31, 2025	December 31, 2024	December 31, 2023
Domestic	$57	$84	$92
Foreign	(2,049)	1,979	(1,452)
	$(1,992)	$2,063	$(1,360)

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 12. INCOME TAXES (cont.)

Uncertain tax positions

A reconciliation of the opening and closing amounts of total unrecognized tax benefits is as follows:

	December 31, 2025	December 31, 2024
Opening balance	$—	$685
Tax positions reversed in current year related to previous years	—	(685)
Tax positions taken in current year	—	—
Accrued interest	—	—
Ending Balance	$—	$—

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

Reconciliation of the theoretical taxes on income (tax benefit) to the actual taxes on income (tax benefit)

The reconciliation of the amount that would result from applying the Company’s statutory tax rate in Israel to net loss before income tax to the reported amount of taxes on income (tax benefit) is as follows:

	Year ended December 31, 2025
	Amount	Percent
Tax at Israeli statutory rate	(13,294)	23%
Foreign Tax Effects
UK
Change in valuation allowance	3,945	(7)%
Other	(421)	1%
US
Change in valuation allowance	828	(1)%
Other	82	0%
Other foreign jurisdictions	1	0%
Change in valuation allowance	18,184	(31)%
Non taxable or non deductible items
Share-based payment awards	1,107	(2)%
Warrants and derivatives remeasurements	(11,978)	21%
Other	277	0%
Tax credit
R&D Tax Credit	(592)	1%
Other Adjustments	(131)	0%
Effective tax rate	$(1,992)	3%

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)

NOTE 12. INCOME TAXES (cont.)

For the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the primary reconciling items between the Company’s statutory tax rate and the effective tax rate were nondeductible expenses and the provision for a valuation allowance against deferred tax assets related to tax benefits from carryforward tax losses, due to uncertainty regarding their realization.

Tax paid during the year for taxes on income

Year ended December 31, 2025
Domestic (Israel)	$62
Foreign	17
Tax paid during the year for taxes on income	$79

Tax assessments

The Company has subsidiaries around the world subject to tax in the jurisdictions in which they operate. The significant jurisdictions in which the Company’s subsidiaries are subject to tax are Israel, the U.S, and the U.K.

Income tax returns are open for examination for the tax years 2020-2025 in Israel, 2015-2025 in the U.S., and 2021-2025 in the U.K. In Israel, the Company is currently undergoing a routine Israeli withholding tax audit by the Israeli Tax Authority for the tax years 2020 through 2023. As a global organization, the Company may be subject to a variety of transfer pricing challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the consolidated financial statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the consolidated financial statements.

Net operating loss carryforward

As of December 31, 2025, the Company and its subsidiaries had net operating carry forward losses for tax purposes which may be carried forward and offset against taxable income in the future for an indefinite period.

Name of Subsidiary	Net Operating Loss Carryforwards
REE Automotive Ltd	$460,005
REE Automotive UK Limited	$643
REE Automotive USA Inc.	$864
REE Automotive Japan K.K.	$84

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

The Notes include customary default provisions, which may result in accelerated repayment if an event of default occurs, including non-payment, covenant breaches, bankruptcy, adverse judgments, trading restrictions, or material adverse effects, as defined in the SPAs. As of December 31, 2025 and 2024, no events of default have occurred.

On December 23, 2024, the Company received a notice of conversion for $300 of the principal amount, including accrued interest, of the Notes. As a result, the Company issued 72,780 Class A Ordinary shares at conversion price of $4.122.

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

As such, the Company allocated the proceeds to the warrants and to the Notes based on their respective fair values with the remaining proceeds allocated to the debt host. The debt host is measured at its amortized cost using the effective interest method. As of the dates of the transactions, the amount allocated to the debt host was $589. As of December 31, 2025 and 2024 the amortized cost of the debt host was $3,706 and $1,883, respectively.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

The change in fair value of warrant liabilities was recorded through the date of exchange as change in fair value of warrant liabilities within the consolidated statements of comprehensive loss. Additionally, the fair value of the warrant liability as of the exchange date of $3,104 was reclassified to additional paid-in capital within the consolidated balance sheets as of December 31, 2023.

b.As described in Note 13 above, on December 3, 2023 and December 20, 2023 (the” Closing Date”) the Company agreed to issue and sell Warrants to purchase up to an aggregate of 1,571,710 and 130,662, respectively, of the Company’s Class A Ordinary shares at an exercise price of $4.42 and $5.74, respectively, per share (subject to adjustments). As of December 31, 2025 1,702,372 Warrants are outstanding.

c.On September 15, 2024, the Company has entered into Securities Purchase Agreements with certain investors for the issuance of Pre-Funded Warrants to purchase 3,639,893 at a price of $4.121 per pre-funded warrant. The purchase price per share of each pre-funded warrant represents the per share offering price of $4.122 per Class A Ordinary Share, minus the $0.001 per share exercise price of such pre-funded warrant. The total net proceeds from pre-funded warrants were $15,000. As of December 31, 2025, 3,639,893 pre-funded warrants are outstanding (see note 10 (c)).

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 15. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities fair value at December 31, 2025 and 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31, 2025
	Level 1	Level 2	Level 3
Assets:
Money market fund	$910	$—	$—
Total	$910	$—	$—

Amounts included in:
Cash and cash equivalents	$910	$—	$—
Total	$910	$—	$—

	December 31, 2025
	Level 1	Level 2	Level 3
Liabilities:
Derivative liabilities at fair value	$—	$—	$1,124
Warrants liability	—	2,675	522
Total	$—	$2,675	$1,646

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 15. FAIR VALUE MEASUREMENTS (cont.)

	December 31, 2024
	Level 1	Level 2	Level 3
Assets:
Money market fund	$28,843	$—	$—
Bank deposits	—	—	—
Total	28,843	—	—

Amounts included in:
Cash and cash equivalents	$28,843	$—	$—
Short-term investments	—	—	—
Total	$28,843	$—	$—

	December 31, 2024
	Level 1	Level 2	Level 3
Liabilities:
Derivative liabilities at fair value	$—	$—	$12,875
Warrants liability	$—	32,140	9,010
Total	$—	$32,140	$21,885

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
The following table provides the inputs used for Level 3 fair value measurements of warrants liability:

	December 31, 2025			December 31, 2024
Stock price	$0.74			$8.83
Strike price	$4.42	-	$5.74	$4.42	-	$5.74
Term (in years)	2.89	-	2.94	1.5	-	2.5
Volatility	122.22%	-	122.90%	97.80%	-	116.20%
Risk-free rate	3.62%	-	3.63%	4.19%	-	4.30%
Dividend yield	0.0%			0.0%

The pre-funded warrants mentioned in Note 14 are classified as Level 2 due to the use of observable market data for similar instruments. The fair value of the pre-funded warrants is determined to be consistent with the fair value of the Company's Class A Ordinary share due to the nominal exercise price.

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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
The following table provides the inputs used for Level 3 fair value measurements of derivative liability:

	December 31, 2025			December 31, 2024
Stock price	$0.74			$8.83
Term (in years)	2.89	-	2.94	1.5	-	2.5
Volatility	122.22%	-	120.90%	95.00%	-	96.54%
Risk-free rate	3.62%	-	3.63%	4.48%	-	4.49%
Cost of Debt (Rd)	15.72%	-	15.96%	7.64%	-	7.64%
Dividend yield	0.0%			0.0%

Changes in the fair value of Level 3

The following table presents the changes in the fair value of Level 3 warrants and derivative liabilities for the year ended December 31, 2025 and 2024:

Total Level 3 Financial Liabilities
Balance at December 31, 2024	$21,885
Change in fair value of derivative liabilities at fair value	(11,751)
Change in fair value of warrants liability	(8,488)
Balance at December 31, 2025	$1,646

Total Level 3 Financial Liabilities
Balance at December 31, 2023	$7,526
Change in fair value of derivative liabilities at fair value	9,143
Partial conversion of convertible notes	(394)
Change in fair value of warrants liability	5,610
Balance at December 31, 2024	$21,885

In addition to assets and liabilities that are recorded at fair value on a recurring basis, impairment indicators may subject long-lived assets to nonrecurring fair value measurements. The Company reviews the carrying amounts of such assets when events indicate that their carrying amounts may not be recoverable. Any resulting impairment is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort. In determining fair value, management utilized the market approach with Level 3 inputs (see Note 6).

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)

NOTE 16. FINANCIAL INCOME (EXPENSES), NET

The components of financial income (expenses), net are as follows:

	Year ended December 31,
	2025	2024	2023
Interest income	$1,523	$2,874	$4,488
Foreign currency translation income (loss), net	(608)	80	(549)
Interest expenses	(959)	(924)	(80)
Income (loss) from derivatives remeasurement	11,751	(9,143)	240
Other expenses	(1,049)	(699)	(171)
Financial income, net	$10,658	$(7,812)	$3,928

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 17. BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted losses per share:

	Year ended December 31,
	2025	2024	2023
Numerator:

Net loss for basic and diluted loss per share	$(55,807)	$(111,754)	$(114,208)

Denominator:

Weighted average number of Class A Ordinary shares used in computing basic and diluted net loss per share	32,140,321	15,933,291	10,087,691

Basic and diluted net loss per Class A Ordinary shares	$(1.74)	$(7.01)	$(11.32)

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
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

The following table presents financial information with respect to the Company’s single operating segment for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023
Revenues	$1,297	$183	$1,608
Cost of revenues non-recurring costs (1)	15,936	—	—
Cost of revenues	1,635	3,681	3,270
Gross loss	$(16,274)	$(3,498)	$(1,662)
Research and development employee labor costs (excluding share based compensation expenses)	19,167	21,821	24,068
Other research and development expenses	24,579	29,131	37,959
Research and development share based compensation expenses	2,444	4,205	8,397
Research and development non-recurring expenses (2)	(758)	(5,697)	12,238
Selling, general and administrative employee labor costs (excluding share based compensation expenses)	7,884	10,609	11,330
Other selling, general and administrative expenses	8,990	10,182	15,707
Selling, general and administrative share based compensation expenses	2,623	5,380	7,881
Selling, general and administrative non-recurring expenses (3)	491	—	650
Impairment of long-lived assets (4)	24,716	—	—
Total operating expenses	90,136	75,631	118,230
Operating loss	$(106,410)	$(79,129)	$(119,892)
Income (Loss) from warrants remeasurement	37,953	(22,750)	396
Financial income (expenses), net	10,658	(7,812)	3,928
Net loss before income tax	(57,799)	(109,691)	(115,568)
Taxes on income (tax benefit)	(1,992)	2,063	(1,360)
Net loss	$(55,807)	$(111,754)	$(114,208)

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 18. REPORTING SEGMENT AND GEOGRAPHIC INFORMATION (cont.)

(1) Includes inventory write-downs to net realizable value and write-offs of inventory that currently has no operational use and one-time costs related to the pause in production.
(2) Includes one-time expenses related to reduction-in-force of R&D employees in the amount of $1,610 and R&D tax credit income in the amount of $2,368 during the year ended December 31, 2025 and R&D tax credit income during the year ended December 31, 2024.
(3) Includes one-time expenses related to reduction-in-force of SG&A employees during the year ended
December 31, 2025.
(4) Impairment charges of long-lived assets and loss from lease termination (see Note 5 and Note 6).

Entity wide disclosures

The Company attributes revenues from external customers to individual countries based on the customer’s billing address.

Net sales attributed to countries that represent a significant portion of consolidated net sales are as follows:

	Year ended December 31,
	2025	2024	2023
Germany	$801	$—	$—
Japan	$408	$—	$—
France	$60	$11	$1,398
United States	28	172	210
Total	$1,297	$183	$1,608

Long-lived assets other than financial instruments attributed to countries that represent a significant portion of consolidated assets are as follows:

	December 31, 2025	December 31, 2024
Israel	17%	14%
United Kingdom	53%	64%
United States	30%	22%

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)
NOTE 19. RELATED PARTY TRANSACTIONS
Agreements with Directors and Officers

The Company has entered into the following agreements, which were approved by REE’s board of directors in accordance with Israeli law, and also by REE’s shareholders to the extent required by Israeli law.

Joint Ownership Agreement for Company Vehicle. During 2021, REE entered into an agreement with co-founder, director, and CEO Daniel Barel, relating to joint ownership of a company car. REE undertook to provide Daniel Barel with a company car, the value of which is an amount of up to NIS 300 thousand to be borne by REE. The excess cost of the car purchased for such purpose has been, and the ongoing fixed cost of the car will continue to be, borne by Daniel Barel. Such car is registered under REE’s name, but Daniel Barel is entitled to an ownership portion of such car, corresponding to the excess acquisition cost thereof borne by him. In October 2025, the Company sold the company car in the amount of approximately $92 and recognized a capital gain of approximately $44. In accordance with the terms of the agreement, a portion of the proceeds from the sale, reflecting Mr. Barel’s ownership interest in the vehicle, was remitted to Mr. Barel.
Employment of Daniel Barel’s Father-in-Law. Since 2021 co-founder, director, and CEO Daniel Barel’s father-in-law was employed by the Company in the selling, general, and administrative department. His employment with the Company ended during the year 2025.
SpecterX Transaction. On October 29, 2021, REE entered into a license agreement with SpecterX for secure file exchange services. The co-founder and CEO of SpecterX is the brother of co-founder, director, and CEO Daniel Barel. Daniel Barel is also the Chairman of the Board and an investor of SpecterX. Prior to entering into the agreement with SpecterX, REE conducted an extensive analysis of the available solutions, and determined that SpecterX best met REE’s needs. On May 14, 2026, the Company reviewed and re-approved the license agreement with SpecterX.
Agreement with Samvardhana Motherson International Limited ("Motherson") and REE. In September 2024, the Company entered into SPAs, with Motherson included as one of the investors (see Notes 10(c) and 10(e)). Motherson has agreed to provide services relating to development, management, and optimization of the Company’s supply chain which shall also include supplier development and management, part development cost management, contract and purchase order management, supply chain management including logistics, compliance and regulatory adherence, crises and risk management, resource planning, and information and technology system integration. The Company has agreed to pay Motherson, on a quarterly basis, an amount equal to fifty percent (50%) of certain cost improvements that would be achieved under the Motherson Agreement (“Quarterly Fees”) in addition to annual payments for such resources required to be deployed by Motherson for the purpose of rendering the services under the Motherson Agreement, which shall be agreed upon by REE and Motherson. During the year ended December 31, 2025 the Company has incurred $256 under this agreement.

Transactions with the related parties were as follows:

	Year ended December 31,
	2025	2024	2023
Selling, general and administrative expenses, net	$80	$126	$41

Balances with the related parties were as follows:

	December 31, 2025	December 31, 2024
Employees and payroll accruals	$—	$51

REE AUTOMOTIVE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025
U.S. dollars in thousands (except share and per share data)

NOTE 20. SUBSEQUENT EVENTS
a.In January 2026, the Company executed executed additional measures under its cost reduction plan, including an additional reduction-in-force. As of the date of this Report the Company incurred one-time expenses of $206 in connection with the reduction-in-force.

b.In March 2026, the Company, through its UK subsidiary (REE Automotive UK Limited), entered into an agreement with the landlord and a third-party assignee, for the assignment of its lease agreement relating to its facility in Coventry, UK, originally expiring in 2032. As part of the assignment, the Company was released from its lease obligations effective March 10, 2026. The Company received a gross refund of its rent deposit in the amount of approximately $2,316 (£1,735). Pursuant to the assignment agreement with the third party, the Company provided a rent deposit in the amount of approximately $761 (£570) in connection with the assignee’s lease, which will be released upon the expiration of the original lease term in 2032. In addition, the Company incurred certain costs in connection with the assignment of the lease in the amount of approximately $238 (£178).

c.The Company, through its U.S. subsidiary (REE Automotive USA Inc.), had a leased facility in Austin, Texas with an original term through 2032. The Company has not utilized this facility in 2026 and the landlord retook possession of the property. In May 2026, the U.S. subsidiary entered into an agreement with its landlord to terminate the lease and the obligations therein. As a result, the lease agreement was terminated effective May 8, 2026.

d.In April 2026, the Company entered into an agreement with the landlord to permit the use by a third party of approximately one-third of the total office space in its corporate offices in Glil-Yam, Israel. According to the agreement, the Company’s lease payment and municipal tax payment will be reduced to approximately two-thirds of the original lease payment amount. Additionally, the third party will reimburse the Company for approximately one-third of its average monthly total utility expense.

e.On May 5, 2026, REE Automotive UK Limited, a private limited company organized under the laws of England and Wales (“REEUK”), and a wholly-owned subsidiary of the Company, commenced an administration process in the United Kingdom. Immediately prior to this process, certain REEUK employees were transferred to REE Software UK, a newly organized entity in the United Kingdom. Following the appointment of an administrator, such administrator will seek to sell any or all of REEUK’s assets to one or more third parties, in order to maximize recoveries for creditors, and to wind down any remaining operations.

f.On April 27, 2026, the Company approved a financing arrangement with Daniel Barel, the Company’s CEO, co-founder, and director, and Ahishay Sardes, the Company’s CTO, co-founder, and director, pursuant to which each agreed to defer certain termination-related entitlements, including accrued vacation days and notice period payments, totaling an aggregate amount of approximately $1.3 million. The deferred amounts constitute bridge financing to the Company and accrue interest at an annual rate of 18%, with a minimum interest owed of 25% of the total deferred amounts. Such financing shall be payable only upon the consummation of a strategic transaction, with full priority rights for the deferred principal amounts pari passu with other creditors with respect to any interest owed. Such financing may also be payable in the event of a forced liquidation or voluntary wind-down of the Company, provided that there are sufficient assets available to make all or part of such payment. The Company determined that the arrangement constituted a non-extraordinary transaction with controlling shareholders under the Israeli Companies Law, 5759-1999.